      As filed with the Securities and Exchange Commission on July 11, 2008
                                                REGISTRATION STATEMENT NO. 333 -
                                                                       811-21262

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
PRE-EFFECTIVE AMENDMENT NO.                                                  [ ]
POST-EFFECTIVE AMENDMENT NO.                                                 [ ]

                                       AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 57                                                             [X]

                        (Check Appropriate box or boxes.)

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)

     ONE CITYPLACE, 185 ASYLUM STREET, 3CP, HARTFORD, CONNECTICUT 06103-3415
              (Address of Depositor's Principal Executive Offices) Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                     (Name and Address of Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

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                         VINTAGE 3(SM) VARIABLE ANNUITY
                         VINTAGE L(SM) VARIABLE ANNUITY
                         VINTAGE II(SM) VARIABLE ANNUITY
                   VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Ten for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 800-842-9325.

                        VINTAGE 3(SM) ANNUITY PROSPECTUS:

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes VINTAGE 3 VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9325 or access the SEC's website (http://www.sec.gov). See Appendix E for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Accumulation Units......................................................    15
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    22
CHARGES AND DEDUCTIONS..................................................    22
General.................................................................    22
Withdrawal Charge.......................................................    23
Free Withdrawal Allowance...............................................    23
Transfer Charge.........................................................    24
Administrative Charges..................................................    24
Mortality and Expense Risk Charge.......................................    24
Variable Liquidity Benefit Charge.......................................    24
Enhanced Stepped-Up Provision Charge....................................    24
Guaranteed Minimum Withdrawal Benefit Charge............................    25
Variable Funding Option Expenses........................................    25
Premium Tax.............................................................    25
Changes in Taxes Based upon Premium or Value............................    25
TRANSFERS...............................................................    25
Market Timing/Excessive Trading.........................................    25
Dollar Cost Averaging...................................................    27
ACCESS TO YOUR MONEY....................................................    28
Systematic Withdrawals..................................................    29
OWNERSHIP PROVISIONS....................................................    29
Types of Ownership......................................................    29
Contract Owner..........................................................    29
Beneficiary.............................................................    29
Annuitant...............................................................    30
DEATH BENEFIT...........................................................    30
Death Proceeds before the Maturity Date.................................    30
Enhanced Stepped-Up Provision ("E.S.P.")................................    31
Payment of Proceeds.....................................................    32
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    33
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    34
Planned Death Benefit...................................................    34
Death Proceeds after the Maturity Date..................................    35
LIVING BENEFITS.........................................................    35
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    35
THE ANNUITY PERIOD......................................................    40
Maturity Date...........................................................    40
Allocation of Annuity...................................................    41
Variable Annuity........................................................    41
Fixed Annuity...........................................................    41
PAYMENTS OPTIONS........................................................    42
Election of Options.....................................................    42
Annuity Options.........................................................    42
Variable Liquidity Benefit..............................................    43
MISCELLANEOUS CONTRACT PROVISIONS.......................................    43
Right to Return.........................................................    43
Termination.............................................................    43
Required Reports........................................................    43
Suspension of Payments..................................................    43
THE SEPARATE ACCOUNTS...................................................    44
Performance Information.................................................    44
FEDERAL TAX CONSIDERATIONS..............................................    45
General Taxation of Annuities...........................................    45
Types of Contracts: Qualified and Non-qualified.........................    46
Qualified Annuity Contracts.............................................    46
Taxation of Qualified Annuity Contracts.................................    46
Mandatory Distributions for Qualified Plans.............................    46
Individual Retirement Annuities.........................................    47
Roth IRAs...............................................................    48
TSAs (ERISA and Non-ERISA)..............................................    48
Non-qualified Annuity Contracts.........................................    50
Diversification Requirements for Variable Annuities.....................    51
Ownership of the Investments............................................    51
Taxation of Death Benefit Proceeds......................................    51
Other Tax Considerations................................................    52
Treatment of Charges for Optional Benefits..............................    52
Guaranteed Minimum Withdrawal Benefits..................................    52
Puerto Rico Tax Considerations..........................................    52
Non-Resident Aliens.....................................................    52
Tax Credits and Deductions..............................................    53
OTHER INFORMATION.......................................................    53
The Insurance Company...................................................    53
Financial Statements....................................................    53
Distribution of Variable Annuity Contracts..............................    53
Conformity with State and Federal Laws..................................    54
Voting Rights...........................................................    55
Restrictions on Financial Transactions..................................    55
Legal Proceedings.......................................................    55
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT NINE FOR VARIABLE ANNUITIES...................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TEN FOR VARIABLE ANNUITIES....................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   E-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                           VINTAGE 3 VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine") and MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Ten was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.70%. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 6%, decreasing to 0% after three full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain Contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the

          Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate The Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for 3 years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                1 years               6%
         1 years                2 years               5%
         2 years                3 years               4%
        3 + years                                     0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Withdrawal Charge declines to zero after three years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                1 years               6%
         1 years                2 years               5%
         2 years                3 years               4%
        3 + years                                     0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.70% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00%
upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the optional features you select:

Mortality and Expense Risk Charge...........................................    1.70%(5)
Administrative Expense Charge...............................................    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL FEATURES SELECTED....    1.85%
Optional E.S.P. Charge......................................................    0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY SELECTED.............    2.05%
Optional GMWB I Charge (maximum upon reset).................................    1.00%(6)
Optional GMWB II Charge (maximum upon reset)................................    1.00%(6)
Optional GMWB III Charge....................................................    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY SELECTED.............    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY SELECTED............    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III ONLY SELECTED...........    2.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB I SELECTED.......    3.05%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB II SELECTED......    3.05%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB III SELECTED.....    2.30%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio, amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio and an amount equal to the underlying fund expenses that are in excess of 1.50% for the Subaccount investing in the Van Kampen Mid-Cap Growth Portfolio.
(6) The current charges for the available GMWB riders with a reset feature (see "Access to Your Money -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     International All Cap
     Opportunity Portfolio+++....    0.85%         --       0.26%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......    0.70%       0.25%      0.18%           --          1.13%          --           1.13%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity Contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                           END OF PERIOD SHOWN                      ANNUITIZED AT END OF PERIOD SHOWN
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,063      $1,733      $2,327      $4,681       $463       $1,393      $2,327      $4,681
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $964      $1,442      $1,855      $3,804       $364       $1,102      $1,855      $3,804


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage 3 Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the

Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limitedbb

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks total return on assets from  Legg Mason Partners Fund Advisor,
  International All Cap            growth of capital and income.      LLC
  Opportunity Portfolio+                                              Subadviser: Global Currents
                                                                      Investment Management, LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
Van Kampen Mid Cap Growth          Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for three years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
        3+ years                                      0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 15% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. This charge is equal to 1.70% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
        3+ years                                      0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable International All Cap Opportunity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date"). The death benefit is reduced by any applicable premium tax, outstanding loans or withdrawals not previously deducted.

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

ANNUAL STEP-UP DEATH BENEFIT

-------------------------------------------------------------------------------------
The death benefit will be the
greatest of:                        -  the Contract Value on the Death Report Date
                                    -  the total Purchase Payments less the total
                                       amount of any withdrawals made under this
                                       Contract; or
                                    -  the Step-Up Value, if any, as described below
-------------------------------------------------------------------------------------


STEP-UP VALUE. A Step-Up Value will be established on each Contract Date anniversary that occurs on or before the Death Report Date. The Step-Up Value will initially equal the Contract Value on that anniversary. Whenever you make an additional Purchase Payment, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction as described below. On each Contract Date anniversary that occurs before the Annuitant's 80(th) birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, we will reset the Step-Up Value to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. We will not reduce the Step-Up Value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day). The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the first Contract Date anniversary, there is no Step-Up Value.

PARTIAL SURRENDER REDUCTION. If you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction which equals (1) the step-up value in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the withdrawal.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new Step-Up Value would be $50,000-$9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new Step-Up Value would be $50,000-$16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT IS EQUAL TO THE CONTRACT VALUE AS OF THE RIDER EFFECTIVE DATE. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

You new modified Purchase Payment would be 50,000-9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NONQUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     The beneficiary elects to      Yes
IS THE ANNUITANT)             if none, to the surviving      continue the Contract rather
                              joint owner.                   than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     The spouse elects to           Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A NON-NATURAL ENTITY/TRUST)
The beneficiary (ies), or if                                 Yes (Death of Annuitant is
  none, to the owner.                                        treated as death of the
                                                             owner in these
                                                             circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

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BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
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QUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:                UNLESS. . .                 APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the Contract as allowed under the Spousal Contract Continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------

ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

Unless you elect otherwise, the Maturity Date will be the Annuitant's 95(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 95th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Nine and Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten. (See "The Insurance Company" .) Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Nine and Separate Account Ten with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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Vintage 3 is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Ten, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Ten and its assets. Pursuant to the merger, therefore, Separate Account Ten became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

         FOR METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                   VINTAGE 3 -- SEPARATE ACCOUNT CHARGES 1.85%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.078          1.153                 --
                                                       2006      1.000          1.078             13,938

  AIM V.I. Premier Equity Subaccount (Series I)
  (10/02)............................................  2006      1.034          1.085                 --
                                                       2005      0.997          1.034             78,144
                                                       2004      0.960          0.997            119,229
                                                       2003      0.782          0.960            137,323
                                                       2002      1.142          0.782             12,403
                                                       2001      1.000          1.142                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (6/02)...................................  2006      1.143          1.194                 --
                                                       2005      1.113          1.143            433,246
                                                       2004      1.019          1.113            206,918
                                                       2003      0.786          1.019            134,576
                                                       2002      1.000          0.786             70,619

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (5/02)...................................  2006      1.166          1.138                 --
                                                       2005      1.034          1.166             95,999
                                                       2004      0.973          1.034             75,694
                                                       2003      0.803          0.973             40,191
                                                       2002      1.183          0.803              4,743
                                                       2001      1.000          1.183                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/02).............................................  2007      1.950          2.198          1,556,749
                                                       2006      1.649          1.950          1,493,191
                                                       2005      1.473          1.649          1,392,866
                                                       2004      1.322          1.473            689,281
                                                       2003      0.995          1.322            338,279
                                                       2002      1.188          0.995            108,035
                                                       2001      1.000          1.188                 --

  American Funds Growth Subaccount (Class 2)
  (12/01)............................................  2007      1.681          1.854          4,613,267
                                                       2006      1.553          1.681          5,177,418
                                                       2005      1.362          1.553          5,108,335
                                                       2004      1.233          1.362          3,022,506
                                                       2003      0.918          1.233          1,910,413
                                                       2002      1.238          0.918            519,111
                                                       2001      1.000          1.238              5,663

  American Funds Growth-Income Subaccount (Class 2)
  (12/01)............................................  2007      1.517          1.564          4,745,709
                                                       2006      1.341          1.517          5,407,103
                                                       2005      1.291          1.341          5,384,780
                                                       2004      1.191          1.291          3,748,375
                                                       2003      0.916          1.191          2,541,469
                                                       2002      1.143          0.916            825,826
                                                       2001      1.000          1.143              6,095

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.297          1.282                 --
                                                       2005      1.117          1.297             69,464
                                                       2004      0.952          1.117             10,285
                                                       2003      0.777          0.952              5,296
                                                       2002      1.000          0.777              6,000

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.703          2.217                 --
                                                       2005      1.618          1.703            444,721
                                                       2004      1.255          1.618            282,289
                                                       2003      0.953          1.255            261,390
                                                       2002      1.000          0.953            110,495

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                 --
                                                       2005      1.204          1.302            230,497
                                                       2004      1.074          1.204             45,466
                                                       2003      1.000          1.074                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.447                 --
                                                       2005      1.202          1.299            372,761
                                                       2004      1.067          1.202             73,290
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/02).............................................  2007      1.784          2.057          2,032,706
                                                       2006      1.628          1.784          2,391,367
                                                       2005      1.419          1.628          2,046,688
                                                       2004      1.254          1.419          1,366,552
                                                       2003      0.995          1.254            855,032
                                                       2002      1.119          0.995            157,173
                                                       2001      1.000          1.119                 --

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.813          2.053          1,653,650
                                                       2006      1.643          1.813          1,974,513
                                                       2005      1.418          1.643          1,993,749
                                                       2004      1.159          1.418          1,597,208
                                                       2003      0.854          1.159          1,203,368
                                                       2002      1.000          0.854            289,347

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.198          1.220          1,472,095
                                                       2006      1.032          1.198          1,064,996
                                                       2005      1.000          1.032            360,823

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/02)........................  2007      1.391          1.519            784,221
                                                       2006      1.303          1.391            850,852
                                                       2005      1.267          1.303            828,548
                                                       2004      1.158          1.267            703,458
                                                       2003      0.859          1.158            247,570
                                                       2002      1.228          0.859             73,361
                                                       2001      1.000          1.228                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.242          1.443                 --
                                                       2005      1.144          1.242          1,920,497
                                                       2004      1.035          1.144            911,365
                                                       2003      0.842          1.035            482,403
                                                       2002      1.000          0.842            112,568

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.780          3.515            672,445
                                                       2006      2.211          2.780            631,126
                                                       2005      1.767          2.211            453,826
                                                       2004      1.444          1.767             74,045
                                                       2003      1.000          1.444              6,032

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/02)...................................  2007      1.766          2.001          1,716,560
                                                       2006      1.481          1.766          1,728,859
                                                       2005      1.369          1.481          1,323,471
                                                       2004      1.177          1.369            672,403
                                                       2003      0.907          1.177            254,384
                                                       2002      1.134          0.907            136,180
                                                       2001      1.000          1.134                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.246          1.490                 --
                                                       2005      1.166          1.246            699,854
                                                       2004      1.024          1.166            204,395
                                                       2003      0.789          1.024             96,803
                                                       2002      1.000          0.789             58,188

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (4/02).....................................  2007      1.564          1.869             52,208
                                                       2006      1.406          1.564             42,968
                                                       2005      1.279          1.406            122,864
                                                       2004      1.081          1.279            131,294
                                                       2003      0.817          1.081            131,035
                                                       2002      1.158          0.817             43,642
                                                       2001      1.000          1.158                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.534          1.717                 --
                                                       2005      1.502          1.534            386,440
                                                       2004      1.332          1.502            112,428
                                                       2003      1.000          1.332            101,266

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (4/02).............................................  2007      1.260          1.341                 --
                                                       2006      1.196          1.260             31,675
                                                       2005      1.146          1.196             44,833
                                                       2004      1.135          1.146             46,001
                                                       2003      0.861          1.135             33,703
                                                       2002      1.198          0.861             24,619
                                                       2001      1.000          1.198                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (12/01)............................................  2007      1.338          1.333          2,907,378
                                                       2006      1.253          1.338          3,452,678
                                                       2005      1.143          1.253          3,688,212
                                                       2004      1.059          1.143          3,272,963
                                                       2003      0.802          1.059          2,216,985
                                                       2002      1.213          0.802            741,620
                                                       2001      1.000          1.213              5,724

  LMPVET Appreciation Subaccount (Class I) (2/02)....  2007      1.387          1.476          1,692,474
                                                       2006      1.231          1.387          2,270,939
                                                       2005      1.202          1.231          2,791,436
                                                       2004      1.125          1.202          2,527,277
                                                       2003      0.920          1.125          2,308,725
                                                       2002      1.137          0.920            523,480
                                                       2001      1.000          1.137                 --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.639          1.635            662,150

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.421          1.469          5,375,175
                                                       2006      1.310          1.421          5,801,545
                                                       2005      1.280          1.310          6,959,628
                                                       2004      1.242          1.280          4,117,282
                                                       2003      1.037          1.242          1,860,167
                                                       2002      1.000          1.037            367,255

  LMPVET Capital Subaccount (10/02)..................  2007      1.651          1.650          2,829,197
                                                       2006      1.480          1.651          3,067,305
                                                       2005      1.432          1.480          2,931,737
                                                       2004      1.368          1.432          1,902,696
                                                       2003      1.060          1.368          1,000,414
                                                       2002      1.000          1.060            228,011

  LMPVET Dividend Strategy Subaccount (9/02).........  2007      1.144          1.195            223,672
                                                       2006      0.988          1.144            271,923
                                                       2005      1.008          0.988            274,180
                                                       2004      0.993          1.008            129,017
                                                       2003      0.819          0.993             60,101
                                                       2002      1.128          0.819             13,026
                                                       2001      1.000          1.128                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (6/02)...  2007      1.365          1.406          1,437,972
                                                       2006      1.208          1.365          1,568,652
                                                       2005      1.180          1.208          2,001,890
                                                       2004      1.091          1.180          1,576,990
                                                       2003      0.870          1.091          1,068,257
                                                       2002      1.141          0.870            208,514
                                                       2001      1.000          1.141                 --

  LMPVET Fundamental Value Subaccount (Class I)
  (2/02).............................................  2007      1.545          1.536          2,599,416
                                                       2006      1.347          1.545          1,993,242
                                                       2005      1.310          1.347          2,282,236
                                                       2004      1.233          1.310          2,104,693
                                                       2003      0.906          1.233          1,683,561
                                                       2002      1.173          0.906            528,533
                                                       2001      1.000          1.173                 --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.774          1.827            849,675
                                                       2006      1.569          1.774            970,821
                                                       2005      1.500          1.569          1,001,500
                                                       2004      1.386          1.500            388,786
                                                       2003      1.073          1.386            193,380
                                                       2002      1.000          1.073             27,934

  LMPVET International All Cap Opportunity Subaccount
  (8/02).............................................  2007      1.673          1.746             10,580
                                                       2006      1.354          1.673             19,396
                                                       2005      1.234          1.354             28,486
                                                       2004      1.067          1.234             29,358
                                                       2003      0.853          1.067             29,538
                                                       2002      1.169          0.853             11,018
                                                       2001      1.000          1.169                 --

  LMPVET Investors Subaccount (Class I) (2/02).......  2007      1.463          1.493            715,037
                                                       2006      1.261          1.463            754,904
                                                       2005      1.205          1.261          1,014,142
                                                       2004      1.112          1.205          1,069,597
                                                       2003      0.856          1.112            738,841
                                                       2002      1.134          0.856            316,814
                                                       2001      1.000          1.134                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/02).............................................  2007      1.321          1.365          1,027,936
                                                       2006      1.286          1.321          1,186,381
                                                       2005      1.245          1.286          1,397,017
                                                       2004      1.264          1.245          1,352,456
                                                       2003      0.872          1.264          1,110,282
                                                       2002      1.181          0.872            384,417
                                                       2001      1.000          1.181                 --

  LMPVET Mid Cap Core Subaccount (Class I) (2/02)....  2007      1.620          1.704            415,996
                                                       2006      1.437          1.620            485,121
                                                       2005      1.352          1.437            576,586
                                                       2004      1.247          1.352            654,161
                                                       2003      0.979          1.247            544,924
                                                       2002      1.233          0.979            270,753
                                                       2001      1.000          1.233                 --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.588          1.614                 --
                                                       2006      1.441          1.588            745,667
                                                       2005      1.417          1.441            941,155
                                                       2004      1.353          1.417            596,551
                                                       2003      1.068          1.353            416,126
                                                       2002      1.000          1.068             43,322

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/02).............................................  2007      1.515          1.636            646,982
                                                       2006      1.369          1.515            371,640
                                                       2005      1.329          1.369            467,037
                                                       2004      1.176          1.329            436,895
                                                       2003      0.805          1.176            267,896
                                                       2002      1.255          0.805             20,161
                                                       2001      1.000          1.255                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.013            277,624
                                                       2006      0.996          1.018            365,576
                                                       2005      0.991          0.996            337,114
                                                       2004      0.998          0.991             90,836
                                                       2003      1.000          0.998              2,550

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Diversified Srategic Income Subaccount
  (3/02).............................................  2007      1.247          1.248          1,055,453
                                                       2006      1.205          1.247          1,229,206
                                                       2005      1.197          1.205          1,763,130
                                                       2004      1.142          1.197          1,620,778
                                                       2003      1.041          1.142            729,132
                                                       2002      1.012          1.041            144,253
                                                       2001      1.000          1.012                 --

  LMPVIT High Income Subaccount (3/02)...............  2007      1.468          1.445          1,235,577
                                                       2006      1.347          1.468          1,706,172
                                                       2005      1.337          1.347          1,752,598
                                                       2004      1.234          1.337          1,653,614
                                                       2003      0.985          1.234          1,341,664
                                                       2002      1.037          0.985            201,900
                                                       2001      1.000          1.037                 --

  LMPVIT Money Market Subaccount (4/02)..............  2007      1.009          1.039          2,171,132
                                                       2006      0.982          1.009          2,117,552
                                                       2005      0.973          0.982          2,876,757
                                                       2004      0.983          0.973          3,211,212
                                                       2003      0.995          0.983          2,901,484
                                                       2002      1.000          0.995          2,395,570
                                                       2001      1.000          1.000                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (6/02)...................................  2007      1.601          1.707                 --
                                                       2006      1.445          1.601            353,505
                                                       2005      1.403          1.445            342,386
                                                       2004      1.236          1.403            292,379
                                                       2003      0.887          1.236            145,645
                                                       2002      1.215          0.887             36,890
                                                       2001      1.000          1.215                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (12/01)........  2007      1.426          1.494                 --
                                                       2006      1.229          1.426          1,234,613
                                                       2005      1.204          1.229          1,548,293
                                                       2004      1.132          1.204          1,643,520
                                                       2003      0.829          1.132          1,213,718
                                                       2002      1.127          0.829            482,311
                                                       2001      1.000          1.127              6,229

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (2/02).........  2007      1.331          1.398                 --
                                                       2006      1.147          1.331            133,822
                                                       2005      1.097          1.147            133,892
                                                       2004      1.010          1.097            177,762
                                                       2003      0.806          1.010            188,000
                                                       2002      1.101          0.806            170,168
                                                       2001      1.000          1.101                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.601          1.663                 --
                                                       2006      1.391          1.601            472,960
                                                       2005      1.372          1.391            516,959
                                                       2004      1.241          1.372            439,996
                                                       2003      1.000          1.241              9,795

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.790          1.971                 --
                                                       2006      1.625          1.790            788,623
                                                       2005      1.529          1.625            891,248
                                                       2004      1.256          1.529            337,639
                                                       2003      1.000          1.256            171,217

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.412          1.480                 --
                                                       2006      1.336          1.412            254,579

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.467          1.476            192,664

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.353          1.315             94,327
                                                       2006      1.271          1.353             63,505

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.641          1.597            634,009
                                                       2006      1.492          1.641            503,697

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.312          1.680             16,965
                                                       2006      1.282          1.312             72,557

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.251          1.107             11,446

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.074          1.093          2,985,466
                                                       2006      1.001          1.074          2,526,375

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.057          1,217,180
                                                       2006      1.002          1.070             30,882

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.340          1.472            163,935
                                                       2006      1.359          1.340            168,317

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.269          1.388             18,812
                                                       2006      1.281          1.269              9,703

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.967          2.062            127,541

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.393          1.472            596,719
                                                       2006      1.262          1.393            611,218

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.019            624,943
                                                       2006      1.003          1.218            662,239

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.133          1.197          2,986,254

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.567          1.615            112,489
                                                       2006      1.460          1.567            132,280

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.147          1.265                 --
                                                       2006      1.092          1.147              8,605

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.214          1,293,753
                                                       2006      1.122          1.160          1,268,342

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.978          1,979,617
                                                       2006      1.003          1.027          1,422,559

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.862          1.019            319,524
                                                       2006      0.885          0.862            388,262

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.079          1.124          2,532,995
                                                       2006      1.041          1.079          3,066,464

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.173          1.150            167,333
                                                       2006      1.143          1.173            302,512

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.227          1.252            283,280
                                                       2006      1.212          1.227            360,693

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.462          1.494          1,350,885
                                                       2006      1.428          1.462          1,798,073

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.073              5,280
                                                       2006      1.002          1.059              5,308

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.079            605,440
                                                       2006      1.001          1.041            215,648

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.078             99,992
                                                       2006      1.002          1.047             93,358

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.078            260,609
                                                       2006      1.002          1.053             83,637

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.078            256,798
                                                       2006      1.002          1.058            123,201

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.399          1.431          2,910,009
                                                       2006      1.311          1.399          3,994,432

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.095          1,400,766
                                                       2006      0.996          1.049          1,352,414

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.143             63,992
                                                       2006      0.998          1.067             76,994

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.107          1.128                 --
                                                       2006      1.119          1.107          3,283,429
                                                       2005      1.117          1.119          2,555,183
                                                       2004      1.045          1.117            974,468
                                                       2003      1.000          1.045            233,173

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (2/02)......................................  2007      1.169          1.248          7,651,668
                                                       2006      1.146          1.169          9,603,831
                                                       2005      1.140          1.146         12,289,203
                                                       2004      1.107          1.140         11,093,565
                                                       2003      1.074          1.107         10,441,947
                                                       2002      1.003          1.074          3,411,930
                                                       2001      1.000          1.003                 --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (1/00).............................................  2007      1.339          1.450             27,572
                                                       2006      1.228          1.339             27,572
                                                       2005      1.167          1.228             33,342
                                                       2004      1.105          1.167            111,087
                                                       2003      0.853          1.105            111,092
                                                       2002      1.233          0.853             39,946
                                                       2001      1.000          1.233                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT International Equity Subaccount (Class
  IB) (5/02).........................................  2007      1.828          1.977                 --
                                                       2006      1.458          1.828            136,687
                                                       2005      1.323          1.458            188,294
                                                       2004      1.160          1.323            191,672
                                                       2003      0.919          1.160            186,378
                                                       2002      1.138          0.919             63,610
                                                       2001      1.000          1.138                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (3/02).............................................  2007      2.157          2.302                 --
                                                       2006      1.874          2.157            367,368
                                                       2005      1.783          1.874            418,626
                                                       2004      1.439          1.783            396,956
                                                       2003      0.980          1.439            376,864
                                                       2002      1.221          0.980            182,271
                                                       2001      1.000          1.221                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/02).............................................  2006      1.277          1.359                 --
                                                       2005      1.196          1.277            190,318
                                                       2004      1.144          1.196            375,673
                                                       2003      0.901          1.144            277,176
                                                       2002      1.206          0.901             89,349
                                                       2001      1.000          1.206                 --

  Travelers Equity Income Subaccount (5/02)..........  2006      1.360          1.428                 --
                                                       2005      1.326          1.360          2,433,988
                                                       2004      1.229          1.326          2,231,165
                                                       2003      0.955          1.229          1,497,940
                                                       2002      1.130          0.955            132,792
                                                       2001      1.000          1.130                 --

  Travelers Large Cap Subaccount (6/02)..............  2006      1.177          1.212                 --
                                                       2005      1.103          1.177            305,074
                                                       2004      1.055          1.103            587,004
                                                       2003      0.862          1.055            525,495
                                                       2002      1.138          0.862             71,115
                                                       2001      1.000          1.138                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.108          1.177                 --
                                                       2005      1.000          1.108              4,537

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.007          1.019             25,289

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.008          1.053             49,057

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.000          1.086             44,275

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.030          1.049                 --
                                                       2005      1.000          1.030              4,434

  Travelers Managed Income Subaccount (3/02).........  2006      1.052          1.041                 --
                                                       2005      1.057          1.052          3,723,014
                                                       2004      1.047          1.057          3,291,375
                                                       2003      0.984          1.047          2,134,736
                                                       2002      0.981          0.984            483,229
                                                       2001      1.000          0.981                 --

  Travelers Mercury Large Cap Core Subaccount
  (8/02).............................................  2006      1.259          1.336                 --
                                                       2005      1.145          1.259            382,840
                                                       2004      1.006          1.145            528,392
                                                       2003      0.846          1.006            438,531
                                                       2002      1.151          0.846             27,272
                                                       2001      1.000          1.151                 --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      0.837          0.885                 --
                                                       2005      0.827          0.837            363,071
                                                       2004      0.738          0.827            197,288
                                                       2003      0.549          0.738             79,566
                                                       2002      1.000          0.549              6,056

  Travelers MFS(R) Total Return Subaccount (2/02)....  2006      1.271          1.311                 --
                                                       2005      1.258          1.271          5,187,440
                                                       2004      1.150          1.258          4,470,787
                                                       2003      1.005          1.150          3,403,681
                                                       2002      1.081          1.005            458,806
                                                       2001      1.000          1.081                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.169          1.262                 --
                                                       2005      1.119          1.169            425,726
                                                       2004      1.000          1.119             22,370

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.300          1.492                 --
                                                       2005      1.209          1.300            476,199
                                                       2004      1.064          1.209            377,856
                                                       2003      0.843          1.064             45,040
                                                       2002      1.000          0.843              7,884

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.377          1.460                 --
                                                       2005      1.324          1.377            109,545
                                                       2004      1.213          1.324             68,258
                                                       2003      1.000          1.213             14,955

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.038          1.092                 --
                                                       2005      1.036          1.038              2,664

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.122                 --
                                                       2005      1.092          1.112          1,908,893
                                                       2004      1.000          1.092            828,053

  Travelers Strategic Equity Subaccount (4/02).......  2006      1.056          1.101                 --
                                                       2005      1.054          1.056            229,625
                                                       2004      0.974          1.054            192,976
                                                       2003      0.749          0.974            137,627
                                                       2002      1.148          0.749             83,170
                                                       2001      1.000          1.148                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.113          1.281                 --
                                                       2005      1.027          1.113              8,406

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                 --
                                                       2005      1.000          1.109             15,029

  Travelers Van Kampen Enterprise Subaccount (1/00)..  2006      1.102          1.143                 --
                                                       2005      1.041          1.102            258,617
                                                       2004      1.021          1.041            124,503
                                                       2003      0.828          1.021             78,814
                                                       2002      1.194          0.828                 --
                                                       2001      1.000          1.194                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/02)..........................................  2007      1.056          1.213             76,538
                                                       2006      1.046          1.056            103,007
                                                       2005      0.987          1.046            126,788
                                                       2004      0.940          0.987             96,939
                                                       2003      0.752          0.940             68,581
                                                       2002      1.134          0.752             28,027
                                                       2001      1.000          1.134                 --

                   VINTAGE 3 -- SEPARATE ACCOUNT CHARGES 2.55%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.073          1.145               --
                                                       2006      1.000          1.073               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (10/02)............................................  2006      1.080          1.131               --
                                                       2005      1.049          1.080               --
                                                       2004      1.000          1.049               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (6/02)...................................  2006      1.101          1.147               --
                                                       2005      1.080          1.101               --
                                                       2004      1.000          1.080               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (5/02)...................................  2006      1.184          1.146               --
                                                       2005      1.057          1.184               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/02).............................................  2007      1.452          1.625           14,393
                                                       2006      1.237          1.452           14,393
                                                       2005      1.112          1.237           13,476
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2)
  (12/01)............................................  2007      1.320          1.446          404,513
                                                       2006      1.229          1.320          389,169
                                                       2005      1.085          1.229          299,256
                                                       2004      1.000          1.085           33,273

  American Funds Growth-Income Subaccount (Class 2)
  (12/01)............................................  2007      1.233          1.262          406,892
                                                       2006      1.097          1.233          386,348
                                                       2005      1.064          1.097          325,048
                                                       2004      1.000          1.064               --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.346          1.328               --
                                                       2005      1.168          1.346               --
                                                       2004      1.000          1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.344          1.738               --
                                                       2005      1.286          1.344           13,433
                                                       2004      1.000          1.286               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.198          1.299               --
                                                       2005      1.116          1.198            1,287
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.200          1.334               --
                                                       2005      1.118          1.200           89,941
                                                       2004      1.000          1.118               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/02).............................................  2007      1.371          1.570          139,659
                                                       2006      1.260          1.371          120,320
                                                       2005      1.106          1.260           37,790
                                                       2004      1.000          1.106               --

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.546          1.737          120,046
                                                       2006      1.410          1.546          118,656
                                                       2005      1.226          1.410          117,119
                                                       2004      1.000          1.226               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.184          1.198           20,736
                                                       2006      1.027          1.184           16,826
                                                       2005      1.000          1.027            5,741

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (5/02)........................  2007      1.173          1.272           18,888
                                                       2006      1.107          1.173           19,904
                                                       2005      1.084          1.107           19,784
                                                       2004      1.000          1.084            9,872

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.184          1.367               --
                                                       2005      1.099          1.184           50,654
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.955          2.454           13,853
                                                       2006      1.566          1.955               --
                                                       2005      1.260          1.566               --
                                                       2004      1.000          1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (5/02)...................................  2007      1.468          1.653           40,294
                                                       2006      1.240          1.468           43,616
                                                       2005      1.155          1.240           30,423
                                                       2004      1.000          1.155               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.187          1.409               --
                                                       2005      1.118          1.187           83,827
                                                       2004      1.000          1.118               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (4/02).....................................  2007      1.362          1.616               --
                                                       2006      1.233          1.362               --
                                                       2005      1.129          1.233               --
                                                       2004      1.000          1.129               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.140          1.269               --
                                                       2005      1.125          1.140            3,786
                                                       2004      1.000          1.125               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (4/02).............................................  2007      1.112          1.180               --
                                                       2006      1.062          1.112               --
                                                       2005      1.025          1.062               --
                                                       2004      1.000          1.025               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (12/01)............................................  2007      1.229          1.216           38,527
                                                       2006      1.159          1.229            9,883
                                                       2005      1.065          1.159            9,552
                                                       2004      1.000          1.065               --

  LMPVET Appreciation Subaccount (Class I) (2/02)....  2007      1.201          1.269           49,687
                                                       2006      1.073          1.201           49,720
                                                       2005      1.055          1.073           49,206
                                                       2004      1.000          1.055           33,887

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.169          1.166           21,153

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.128          1.158           49,884
                                                       2006      1.047          1.128           52,797
                                                       2005      1.030          1.047           52,916
                                                       2004      1.000          1.030               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.179          1.171          377,321
                                                       2006      1.065          1.179          445,074
                                                       2005      1.038          1.065          376,920
                                                       2004      1.000          1.038           26,690

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (9/02).........  2007      1.135          1.178               --
                                                       2006      0.987          1.135               --
                                                       2005      1.015          0.987               --
                                                       2004      1.000          1.015               --

  LMPVET Equity Index Subaccount (Class II) (6/02)...  2007      1.219          1.247               --
                                                       2006      1.086          1.219               --
                                                       2005      1.069          1.086               --
                                                       2004      1.000          1.069               --

  LMPVET Fundamental Value Subaccount (Class I)
  (2/02).............................................  2007      1.229          1.213              723
                                                       2006      1.079          1.229              725
                                                       2005      1.057          1.079              728
                                                       2004      1.000          1.057               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.243          1.271          397,902
                                                       2006      1.107          1.243          464,735
                                                       2005      1.065          1.107          406,369
                                                       2004      1.000          1.065          103,866

  LMPVET International All Cap Opportunity Subaccount
  (8/02).............................................  2007      1.542          1.599               --
                                                       2006      1.257          1.542               --
                                                       2005      1.154          1.257               --
                                                       2004      1.000          1.154               --

  LMPVET Investors Subaccount (Class I) (2/02).......  2007      1.291          1.308           15,002
                                                       2006      1.120          1.291           15,002
                                                       2005      1.078          1.120           15,002
                                                       2004      1.000          1.078               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/02).............................................  2007      1.034          1.062           12,920
                                                       2006      1.014          1.034           12,949
                                                       2005      0.989          1.014           12,501
                                                       2004      1.000          0.989               --

  LMPVET Mid Cap Core Subaccount (Class I) (2/02)....  2007      1.292          1.349           17,830
                                                       2006      1.154          1.292           18,302
                                                       2005      1.093          1.154           19,256
                                                       2004      1.000          1.093            9,888

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.140          1.152               --
                                                       2006      1.041          1.140           20,815
                                                       2005      1.032          1.041           20,662
                                                       2004      1.000          1.032           10,329

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/02).............................................  2007      1.309          1.404            2,877
                                                       2006      1.191          1.309               --
                                                       2005      1.165          1.191               --
                                                       2004      1.000          1.165               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.009          0.997              726
                                                       2006      0.995          1.009              728
                                                       2005      0.997          0.995              731
                                                       2004      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (3/02).............................................  2007      1.098          1.092               --
                                                       2006      1.069          1.098               --
                                                       2005      1.069          1.069               --
                                                       2004      1.000          1.069               --

  LMPVIT High Income Subaccount (3/02)...............  2007      1.172          1.146           14,399
                                                       2006      1.084          1.172           13,287
                                                       2005      1.083          1.084           12,550
                                                       2004      1.000          1.083               --

  LMPVIT Money Market Subaccount (4/02)..............  2007      1.014          1.038              729
                                                       2006      0.995          1.014              732
                                                       2005      0.992          0.995              734
                                                       2004      1.000          0.992               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (6/02)...................................  2007      1.314          1.398               --
                                                       2006      1.194          1.314            2,986
                                                       2005      1.168          1.194            2,962
                                                       2004      1.000          1.168               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (12/01)........  2007      1.233          1.290               --
                                                       2006      1.071          1.233               --
                                                       2005      1.056          1.071               --
                                                       2004      1.000          1.056               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (2/02).........  2007      1.293          1.355               --
                                                       2006      1.121          1.293               --
                                                       2005      1.080          1.121               --
                                                       2004      1.000          1.080               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.264          1.310               --
                                                       2006      1.106          1.264           21,522
                                                       2005      1.098          1.106           21,268
                                                       2004      1.000          1.098               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.338          1.470               --
                                                       2006      1.223          1.338           89,182
                                                       2005      1.159          1.223           84,335
                                                       2004      1.000          1.159               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.366          1.428               --
                                                       2006      1.298          1.366               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.416          1.418               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.337          1.291              722
                                                       2006      1.263          1.337              725

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.531          1.480               --
                                                       2006      1.398          1.531               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.353          1.720           17,970
                                                       2006      1.328          1.353               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.234          1.087               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.081           21,937
                                                       2006      1.001          1.069           21,799

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.044          112,039
                                                       2006      1.002          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.164          1.269               --
                                                       2006      1.185          1.164               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.255          1.363               --
                                                       2006      1.272          1.255               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.693          1.766           19,783

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.381          1.449           39,490
                                                       2006      1.258          1.381           19,879

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.007           15,382
                                                       2006      1.003          1.212           15,382

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.064          1.119          288,096

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.275          1.305               --
                                                       2006      1.193          1.275               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.134          1.248               --
                                                       2006      1.085          1.134               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.200          252,291
                                                       2006      1.122          1.155          255,887

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.022          0.966          240,105
                                                       2006      1.003          1.022          239,180

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.102          1.294               --
                                                       2006      1.136          1.102               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.034          1.070            4,096
                                                       2006      1.003          1.034            4,099

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.150          1.120               --
                                                       2006      1.126          1.150               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.148          1.163            3,342
                                                       2006      1.140          1.148            3,342

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.197          1.215            5,624
                                                       2006      1.174          1.197            5,624

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.060               --
                                                       2006      1.002          1.054               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.066               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.065               --
                                                       2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.066               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.065               --
                                                       2006      1.002          1.053               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.201          1.219          193,805
                                                       2006      1.131          1.201          194,812

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.044          1.082          115,475
                                                       2006      0.996          1.044          115,370

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.130               --
                                                       2006      0.998          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.042          1.059               --
                                                       2006      1.061          1.042          284,449
                                                       2005      1.066          1.061          234,345
                                                       2004      1.000          1.066               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (2/02)......................................  2007      1.055          1.118          328,819
                                                       2006      1.042          1.055          374,477
                                                       2005      1.043          1.042          357,636
                                                       2004      1.000          1.043           56,684

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (1/00).............................................  2007      1.206          1.297               --
                                                       2006      1.114          1.206               --
                                                       2005      1.066          1.114               --
                                                       2004      1.000          1.066               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/02).........................................  2007      1.577          1.702               --
                                                       2006      1.266          1.577               --
                                                       2005      1.158          1.266               --
                                                       2004      1.000          1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (3/02).............................................  2007      1.422          1.514               --
                                                       2006      1.243          1.422            2,758
                                                       2005      1.192          1.243            2,876
                                                       2004      1.000          1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/02).............................................  2006      1.117          1.185               --
                                                       2005      1.053          1.117               --
                                                       2004      1.000          1.053               --

  Travelers Equity Income Subaccount (5/02)..........  2006      1.121          1.174               --
                                                       2005      1.101          1.121           18,454
                                                       2004      1.000          1.101               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (6/02)..............  2006      1.110          1.140               --
                                                       2005      1.047          1.110               --
                                                       2004      1.000          1.047               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.103          1.169               --
                                                       2005      1.000          1.103               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.015          1.015               --
                                                       2005      1.006          1.015               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.049          1.083               --
                                                       2005      1.007          1.049               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.081          1.124               --
                                                       2005      1.000          1.081               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.026          1.043               --
                                                       2005      1.000          1.026               --

  Travelers Managed Income Subaccount (3/02).........  2006      1.016          1.003               --
                                                       2005      1.028          1.016            4,104
                                                       2004      1.000          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (8/02).............................................  2006      1.227          1.298               --
                                                       2005      1.123          1.227               --
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      1.077          1.136               --
                                                       2005      1.072          1.077               --
                                                       2004      1.000          1.072               --

  Travelers MFS(R) Total Return Subaccount (2/02)....  2006      1.099          1.131               --
                                                       2005      1.095          1.099          186,486
                                                       2004      1.000          1.095               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.168          1.258               --
                                                       2005      1.125          1.168           27,601
                                                       2004      1.000          1.125               --

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.221          1.398               --
                                                       2005      1.144          1.221               --
                                                       2004      1.000          1.144               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.128          1.193               --
                                                       2005      1.092          1.128               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.034          1.085               --
                                                       2005      1.035          1.034               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.122               --
                                                       2005      1.103          1.114          159,981
                                                       2004      1.000          1.103               --

  Travelers Strategic Equity Subaccount (4/02).......  2006      1.091          1.135               --
                                                       2005      1.097          1.091            2,635
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.109          1.272               --
                                                       2005      1.026          1.109               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.263               --
                                                       2005      1.000          1.104              728

  Travelers Van Kampen Enterprise Subaccount (1/00)..  2006      1.088          1.126               --
                                                       2005      1.035          1.088               --
                                                       2004      1.000          1.035               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (4/02)..........................................  2007      1.116          1.272               --
                                                       2006      1.113          1.116               --
                                                       2005      1.058          1.113               --
                                                       2004      1.000          1.058               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                   VINTAGE 3 -- SEPARATE ACCOUNT CHARGES 1.85%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.078          1.153                 --
                                                       2006      1.000          1.078            204,822

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.034          1.085                 --
                                                       2005      0.997          1.034            306,578
                                                       2004      0.960          0.997            445,049
                                                       2003      0.782          0.960            443,311
                                                       2002      1.142          0.782            326,594
                                                       2001      1.000          1.142             72,644

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.143          1.194                 --
                                                       2005      1.113          1.143          1,135,267
                                                       2004      1.019          1.113          1,187,584
                                                       2003      0.786          1.019          1,180,761
                                                       2002      1.000          0.786            442,063

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.166          1.138                 --
                                                       2005      1.034          1.166            244,221
                                                       2004      0.973          1.034            458,633
                                                       2003      0.803          0.973            483,364
                                                       2002      1.183          0.803            440,010
                                                       2001      1.000          1.183             25,673

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.950          2.198          1,462,736
                                                       2006      1.649          1.950          1,779,732
                                                       2005      1.473          1.649          1,914,049
                                                       2004      1.322          1.473          1,965,953
                                                       2003      0.995          1.322          1,577,762
                                                       2002      1.188          0.995            579,448
                                                       2001      1.000          1.188             53,009

  American Funds Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.681          1.854          4,830,443
                                                       2006      1.553          1.681          6,204,083
                                                       2005      1.362          1.553          6,908,813
                                                       2004      1.233          1.362          7,498,271
                                                       2003      0.918          1.233          6,289,036
                                                       2002      1.238          0.918          2,672,503
                                                       2001      1.000          1.238            328,550

  American Funds Growth-Income Subaccount (Class 2)
  (10/01)............................................  2007      1.517          1.564          4,296,674
                                                       2006      1.341          1.517          5,744,650
                                                       2005      1.291          1.341          6,617,005
                                                       2004      1.191          1.291          7,869,519
                                                       2003      0.916          1.191          6,886,746
                                                       2002      1.143          0.916          3,517,428
                                                       2001      1.000          1.143            483,056

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.297          1.282                 --
                                                       2005      1.117          1.297            200,941
                                                       2004      0.952          1.117            274,552
                                                       2003      0.777          0.952            276,632
                                                       2002      0.877          0.777            223,435

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.703          2.217                 --
                                                       2005      1.618          1.703            399,140
                                                       2004      1.255          1.618            534,356
                                                       2003      0.953          1.255            420,706
                                                       2002      1.046          0.953            169,208

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                 --
                                                       2005      1.204          1.302             60,422
                                                       2004      1.074          1.204             34,482
                                                       2003      1.000          1.074              5,122

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.447                 --
                                                       2005      1.202          1.299            117,915
                                                       2004      1.067          1.202             26,373
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (10/01)............................................  2007      1.784          2.057            792,374
                                                       2006      1.628          1.784            962,622
                                                       2005      1.419          1.628          1,117,054
                                                       2004      1.254          1.419            871,719
                                                       2003      0.995          1.254            733,222
                                                       2002      1.119          0.995            494,365
                                                       2001      1.000          1.119             61,062

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.813          2.053          1,062,985
                                                       2006      1.643          1.813          1,263,253
                                                       2005      1.418          1.643          1,771,018
                                                       2004      1.159          1.418          1,933,959
                                                       2003      0.854          1.159          1,521,044
                                                       2002      1.000          0.854            558,775

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.198          1.220            425,727
                                                       2006      1.032          1.198            364,879
                                                       2005      0.984          1.032            156,613

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (10/01).......................  2007      1.391          1.519            471,936
                                                       2006      1.303          1.391            506,857
                                                       2005      1.267          1.303            683,312
                                                       2004      1.158          1.267            909,411
                                                       2003      0.859          1.158            907,594
                                                       2002      1.228          0.859            479,572
                                                       2001      1.000          1.228             19,240

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.242          1.443                 --
                                                       2005      1.144          1.242          1,734,260
                                                       2004      1.035          1.144          1,999,529
                                                       2003      0.842          1.035          1,608,369
                                                       2002      1.000          0.842            719,789

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.780          3.515            484,642
                                                       2006      2.211          2.780            643,439
                                                       2005      1.767          2.211            838,387
                                                       2004      1.444          1.767            538,483
                                                       2003      1.000          1.444             73,437

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/01)..................................  2007      1.766          2.001          1,389,027
                                                       2006      1.481          1.766          1,658,197
                                                       2005      1.369          1.481          2,258,919
                                                       2004      1.177          1.369          1,963,706
                                                       2003      0.907          1.177          1,293,188
                                                       2002      1.134          0.907            589,742
                                                       2001      1.000          1.134             29,133

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.246          1.490                 --
                                                       2005      1.166          1.246            439,470
                                                       2004      1.024          1.166            662,918
                                                       2003      0.789          1.024            314,762
                                                       2002      0.831          0.789            130,925

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (11/01)....................................  2007      1.564          1.869             55,125
                                                       2006      1.406          1.564             47,185
                                                       2005      1.279          1.406             90,671
                                                       2004      1.081          1.279            158,448
                                                       2003      0.817          1.081            160,435
                                                       2002      1.158          0.817            125,487
                                                       2001      1.000          1.158             17,376

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.534          1.717                 --
                                                       2005      1.502          1.534            237,592
                                                       2004      1.332          1.502            247,135
                                                       2003      1.000          1.332             80,414

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (12/01)............................................  2007      1.260          1.341                 --
                                                       2006      1.196          1.260            637,797
                                                       2005      1.146          1.196            774,217
                                                       2004      1.135          1.146            819,997
                                                       2003      0.861          1.135            822,579
                                                       2002      1.198          0.861            536,721
                                                       2001      1.000          1.198              1,868

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (10/01)............................................  2007      1.338          1.333          3,650,279
                                                       2006      1.253          1.338          3,808,697
                                                       2005      1.143          1.253          4,973,640
                                                       2004      1.059          1.143          6,336,022
                                                       2003      0.802          1.059          6,029,951
                                                       2002      1.213          0.802          3,744,111
                                                       2001      1.000          1.213            395,035

  LMPVET Appreciation Subaccount (Class I) (11/01)...  2007      1.387          1.476          1,645,508
                                                       2006      1.231          1.387          1,992,976
                                                       2005      1.202          1.231          2,572,298
                                                       2004      1.125          1.202          3,204,167
                                                       2003      0.920          1.125          3,133,227
                                                       2002      1.137          0.920          1,845,981
                                                       2001      1.000          1.137            203,714

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.639          1.635            312,367

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.421          1.469          3,370,485
                                                       2006      1.310          1.421          4,535,797
                                                       2005      1.280          1.310          6,280,057
                                                       2004      1.242          1.280          6,827,909
                                                       2003      1.037          1.242          5,886,565
                                                       2002      1.000          1.037            849,098

  LMPVET Capital Subaccount (10/02)..................  2007      1.651          1.650          2,921,037
                                                       2006      1.480          1.651          3,651,682
                                                       2005      1.432          1.480          5,606,393
                                                       2004      1.368          1.432          6,521,502
                                                       2003      1.060          1.368          5,312,500
                                                       2002      1.000          1.060            964,512

  LMPVET Dividend Strategy Subaccount (10/01)........  2007      1.144          1.195            187,178
                                                       2006      0.988          1.144            188,433
                                                       2005      1.008          0.988            275,476
                                                       2004      0.993          1.008            282,385
                                                       2003      0.819          0.993            237,783
                                                       2002      1.128          0.819             29,741
                                                       2001      1.000          1.128             29,747

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.365          1.406            781,480
                                                       2006      1.208          1.365          1,061,629
                                                       2005      1.180          1.208          1,239,450
                                                       2004      1.091          1.180          2,117,905
                                                       2003      0.870          1.091          2,036,010
                                                       2002      1.141          0.870            903,725
                                                       2001      1.000          1.141             46,322

  LMPVET Fundamental Value Subaccount (Class I)
  (10/01)............................................  2007      1.545          1.536          3,736,032
                                                       2006      1.347          1.545          3,111,458
                                                       2005      1.310          1.347          4,177,163
                                                       2004      1.233          1.310          5,355,555
                                                       2003      0.906          1.233          4,860,962
                                                       2002      1.173          0.906          3,156,979
                                                       2001      1.000          1.173            387,824

  LMPVET Global Equity Subaccount (10/02)............  2007      1.774          1.827          1,316,864
                                                       2006      1.569          1.774          2,048,912
                                                       2005      1.500          1.569          2,589,383
                                                       2004      1.386          1.500          2,421,419
                                                       2003      1.073          1.386            374,914
                                                       2002      1.000          1.073             74,562

  LMPVET International All Cap Opportunity Subaccount
  (11/01)............................................  2007      1.673          1.746             65,035
                                                       2006      1.354          1.673            271,219
                                                       2005      1.234          1.354            410,909
                                                       2004      1.067          1.234            311,483
                                                       2003      0.853          1.067            329,999
                                                       2002      1.169          0.853          2,340,496
                                                       2001      1.000          1.169                 --

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.463          1.493          1,248,471
                                                       2006      1.261          1.463            702,579
                                                       2005      1.205          1.261          1,173,271
                                                       2004      1.112          1.205          1,380,340
                                                       2003      0.856          1.112            997,741
                                                       2002      1.134          0.856            806,373
                                                       2001      1.000          1.134             76,156

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/01)............................................  2007      1.321          1.365            956,170
                                                       2006      1.286          1.321          1,174,253
                                                       2005      1.245          1.286          1,588,431
                                                       2004      1.264          1.245          1,826,099
                                                       2003      0.872          1.264          2,146,063
                                                       2002      1.181          0.872            959,386
                                                       2001      1.000          1.181            220,733

  LMPVET Mid Cap Core Subaccount (Class I) (10/01)...  2007      1.620          1.704            668,444
                                                       2006      1.437          1.620            878,058
                                                       2005      1.352          1.437          1,184,951
                                                       2004      1.247          1.352          1,428,209
                                                       2003      0.979          1.247          1,440,600
                                                       2002      1.233          0.979            736,476
                                                       2001      1.000          1.233            106,957

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.588          1.614                 --
                                                       2006      1.441          1.588            334,926
                                                       2005      1.417          1.441            442,064
                                                       2004      1.353          1.417            491,432
                                                       2003      1.068          1.353            261,444
                                                       2002      1.000          1.068             54,967

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.515          1.636            465,478
                                                       2006      1.369          1.515            502,492
                                                       2005      1.329          1.369            983,324
                                                       2004      1.176          1.329          1,076,083
                                                       2003      0.805          1.176          1,094,670
                                                       2002      1.255          0.805            354,038
                                                       2001      1.000          1.255              3,283

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.013            270,386
                                                       2006      0.996          1.018            273,132
                                                       2005      0.991          0.996            453,573
                                                       2004      0.998          0.991            429,944
                                                       2003      1.000          0.998            109,660

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Diversified Srategic Income Subaccount
  (10/01)............................................  2007      1.247          1.248            728,310
                                                       2006      1.205          1.247            937,830
                                                       2005      1.197          1.205          1,348,770
                                                       2004      1.142          1.197          1,817,440
                                                       2003      1.041          1.142          1,747,167
                                                       2002      1.012          1.041            662,115
                                                       2001      1.000          1.012            523,138

  LMPVIT High Income Subaccount (10/01)..............  2007      1.468          1.445          1,227,660
                                                       2006      1.347          1.468          1,610,010
                                                       2005      1.337          1.347          2,011,733
                                                       2004      1.234          1.337          2,626,527
                                                       2003      0.985          1.234          2,202,057
                                                       2002      1.037          0.985            807,357
                                                       2001      1.000          1.037             54,303

  LMPVIT Money Market Subaccount (10/01).............  2007      1.009          1.039          1,746,046
                                                       2006      0.982          1.009          1,422,165
                                                       2005      0.973          0.982          2,976,424
                                                       2004      0.983          0.973          2,990,206
                                                       2003      0.995          0.983          7,405,805
                                                       2002      1.000          0.995          8,019,286
                                                       2001      1.000          1.000          4,696,068

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (11/01)..................................  2007      1.601          1.707                 --
                                                       2006      1.445          1.601            201,255
                                                       2005      1.403          1.445            629,540
                                                       2004      1.236          1.403            853,139
                                                       2003      0.887          1.236            793,268
                                                       2002      1.215          0.887            191,027
                                                       2001      1.000          1.215             20,517

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.426          1.494                 --
                                                       2006      1.229          1.426          1,799,672
                                                       2005      1.204          1.229          2,575,093
                                                       2004      1.132          1.204          3,132,904
                                                       2003      0.829          1.132          2,830,329
                                                       2002      1.127          0.829          1,972,141
                                                       2001      1.000          1.127            277,708

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/01)........  2007      1.331          1.398                 --
                                                       2006      1.147          1.331            873,689
                                                       2005      1.097          1.147          1,029,899
                                                       2004      1.010          1.097          1,389,777
                                                       2003      0.806          1.010          1,356,296
                                                       2002      1.101          0.806          1,102,306
                                                       2001      1.000          1.101            140,595

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.601          1.663                 --
                                                       2006      1.391          1.601            353,400
                                                       2005      1.372          1.391            395,149
                                                       2004      1.241          1.372            374,495
                                                       2003      1.000          1.241            244,664

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.790          1.971                 --
                                                       2006      1.625          1.790            540,138
                                                       2005      1.529          1.625            961,887
                                                       2004      1.256          1.529            710,264
                                                       2003      1.000          1.256            316,447

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.412          1.480                 --
                                                       2006      1.336          1.412            178,351

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.467          1.476             77,617

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.353          1.315             21,980
                                                       2006      1.271          1.353                 --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.641          1.597            422,554
                                                       2006      1.492          1.641            427,771

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.312          1.680             67,688
                                                       2006      1.282          1.312             98,813

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.251          1.107                142

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.074          1.093          2,367,233
                                                       2006      1.001          1.074          2,513,839

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.057            943,546
                                                       2006      1.002          1.070              9,137

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.340          1.472            342,850
                                                       2006      1.359          1.340            369,237

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.269          1.388             29,741
                                                       2006      1.281          1.269              1,699

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.967          2.062            434,422

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.393          1.472            215,059
                                                       2006      1.262          1.393            113,433

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.019            538,800
                                                       2006      1.003          1.218            687,855

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.133          1.197            551,313

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.567          1.615             18,664
                                                       2006      1.460          1.567             13,451

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.147          1.265                 --
                                                       2006      1.092          1.147                168

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.214             91,542
                                                       2006      1.122          1.160            939,707

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.978          1,386,059
                                                       2006      1.003          1.027            536,318

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.862          1.019            660,708
                                                       2006      0.885          0.862            762,364

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.079          1.124          1,383,587
                                                       2006      1.041          1.079          1,714,633

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.173          1.150            247,579
                                                       2006      1.143          1.173            153,803

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.227          1.252            934,700
                                                       2006      1.212          1.227          1,173,634

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.462          1.494          1,381,550
                                                       2006      1.428          1.462          1,625,768

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.073             71,856
                                                       2006      1.002          1.059             76,739

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.079             88,632
                                                       2006      1.001          1.041            129,591

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.078             38,583
                                                       2006      1.002          1.047              3,377

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.078            104,673
                                                       2006      1.002          1.053             54,976

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.078          3,533,680
                                                       2006      1.002          1.058          3,744,117

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.399          1.431          5,565,988
                                                       2006      1.311          1.399          6,782,019

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.095            840,013
                                                       2006      0.996          1.049            703,434

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.143            230,589
                                                       2006      0.998          1.067            298,379

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.107          1.128                 --
                                                       2006      1.119          1.107          1,144,215
                                                       2005      1.117          1.119          1,495,964
                                                       2004      1.045          1.117          2,231,285
                                                       2003      1.000          1.045          1,039,141

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.169          1.248          5,969,244
                                                       2006      1.146          1.169          7,635,347
                                                       2005      1.140          1.146         10,573,072
                                                       2004      1.107          1.140         14,158,270
                                                       2003      1.074          1.107         14,489,686
                                                       2002      1.003          1.074          8,698,076
                                                       2001      1.000          1.003            284,980

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.339          1.450             53,152
                                                       2006      1.228          1.339             58,001
                                                       2005      1.167          1.228             84,952
                                                       2004      1.105          1.167            165,358
                                                       2003      0.853          1.105            176,949
                                                       2002      1.233          0.853            126,575
                                                       2001      1.000          1.233             19,152

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.828          1.977                 --
                                                       2006      1.458          1.828            502,241
                                                       2005      1.323          1.458            375,153
                                                       2004      1.160          1.323            516,700
                                                       2003      0.919          1.160            603,425
                                                       2002      1.138          0.919            285,369
                                                       2001      1.000          1.138             52,475

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      2.157          2.302                 --
                                                       2006      1.874          2.157            619,859
                                                       2005      1.783          1.874            844,247
                                                       2004      1.439          1.783          1,134,138
                                                       2003      0.980          1.439          1,081,087
                                                       2002      1.221          0.980            712,422
                                                       2001      1.000          1.221             16,781

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.277          1.359                 --
                                                       2005      1.196          1.277            434,982
                                                       2004      1.144          1.196            595,498
                                                       2003      0.901          1.144            327,479
                                                       2002      1.206          0.901             82,566
                                                       2001      1.000          1.206              3,553

  Travelers Equity Income Subaccount (11/01).........  2006      1.360          1.428                 --
                                                       2005      1.326          1.360          2,251,835
                                                       2004      1.229          1.326          2,433,328
                                                       2003      0.955          1.229          1,969,032
                                                       2002      1.130          0.955            718,818
                                                       2001      1.000          1.130             27,813

  Travelers Large Cap Subaccount (10/01).............  2006      1.177          1.212                 --
                                                       2005      1.103          1.177          1,103,383
                                                       2004      1.055          1.103            915,748
                                                       2003      0.862          1.055            794,841
                                                       2002      1.138          0.862            226,191
                                                       2001      1.000          1.138             36,628

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.177                 --
                                                       2005      1.045          1.108                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.000          1.019             86,058

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.000          1.053             78,054

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.017          1.086          3,561,326

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.049                 --
                                                       2005      1.011          1.030                 --

  Travelers Managed Income Subaccount (10/01)........  2006      1.052          1.041                 --
                                                       2005      1.057          1.052          2,208,312
                                                       2004      1.047          1.057          3,414,689
                                                       2003      0.984          1.047          4,096,730
                                                       2002      0.981          0.984          2,197,709
                                                       2001      1.000          0.981             86,039

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.259          1.336                 --
                                                       2005      1.145          1.259            194,233
                                                       2004      1.006          1.145            273,915
                                                       2003      0.846          1.006            172,694
                                                       2002      1.151          0.846            159,360
                                                       2001      1.000          1.151                614

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.837          0.885                 --
                                                       2005      0.827          0.837          1,016,433
                                                       2004      0.738          0.827            768,481
                                                       2003      0.549          0.738            783,843
                                                       2002      0.626          0.549            222,429

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.271          1.311                 --
                                                       2005      1.258          1.271          9,648,193
                                                       2004      1.150          1.258         10,625,367
                                                       2003      1.005          1.150          9,375,765
                                                       2002      1.081          1.005          4,154,038
                                                       2001      1.000          1.081            348,528

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.169          1.262                 --
                                                       2005      1.119          1.169            108,277
                                                       2004      0.972          1.119                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.300          1.492                 --
                                                       2005      1.209          1.300            424,780
                                                       2004      1.064          1.209            404,686
                                                       2003      0.843          1.064            261,140
                                                       2002      0.845          0.843             35,971

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.377          1.460                 --
                                                       2005      1.324          1.377             25,462
                                                       2004      1.213          1.324             30,145
                                                       2003      1.000          1.213             22,941

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.092                 --
                                                       2005      1.000          1.038                209

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.122                 --
                                                       2005      1.092          1.112            176,162
                                                       2004      0.983          1.092              7,354

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.056          1.101                 --
                                                       2005      1.054          1.056            738,970
                                                       2004      0.974          1.054            840,779
                                                       2003      0.749          0.974            875,861
                                                       2002      1.148          0.749            654,693
                                                       2001      1.000          1.148            122,403

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.281                 --
                                                       2005      1.000          1.113                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                 --
                                                       2005      1.005          1.109                 --

  Travelers Van Kampen Enterprise Subaccount
  (11/01)............................................  2006      1.102          1.143                 --
                                                       2005      1.041          1.102            216,442
                                                       2004      1.021          1.041            216,807
                                                       2003      0.828          1.021             65,519
                                                       2002      1.194          0.828             50,164
                                                       2001      1.000          1.194                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (10/01).........................................  2007      1.056          1.213             32,266
                                                       2006      1.046          1.056             41,037
                                                       2005      0.987          1.046            220,369
                                                       2004      0.940          0.987            331,269
                                                       2003      0.752          0.940            350,888
                                                       2002      1.134          0.752            217,610
                                                       2001      1.000          1.134             81,986

                   VINTAGE 3 -- SEPARATE ACCOUNT CHARGES 2.55%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.073          1.145               --
                                                       2006      1.000          1.073               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.080          1.131               --
                                                       2005      1.049          1.080               --
                                                       2004      1.000          1.049               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.101          1.147               --
                                                       2005      1.080          1.101           20,275
                                                       2004      1.000          1.080               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.184          1.146               --
                                                       2005      1.057          1.184               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.452          1.625               --
                                                       2006      1.237          1.452           13,901
                                                       2005      1.112          1.237               --
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.320          1.446          116,451
                                                       2006      1.229          1.320          110,364
                                                       2005      1.085          1.229          111,863
                                                       2004      1.000          1.085              758

  American Funds Growth-Income Subaccount (Class 2)
  (10/01)............................................  2007      1.233          1.262           53,521
                                                       2006      1.097          1.233           44,828
                                                       2005      1.064          1.097           20,129
                                                       2004      1.000          1.064              766

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.346          1.328               --
                                                       2005      1.168          1.346               --
                                                       2004      1.000          1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.344          1.738               --
                                                       2005      1.286          1.344               --
                                                       2004      1.000          1.286               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.198          1.299               --
                                                       2005      1.116          1.198               --
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.200          1.334               --
                                                       2005      1.118          1.200            7,071
                                                       2004      1.000          1.118              740

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (10/01)............................................  2007      1.371          1.570               --
                                                       2006      1.260          1.371               --
                                                       2005      1.106          1.260               --
                                                       2004      1.000          1.106               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.546          1.737           16,917
                                                       2006      1.410          1.546           26,678
                                                       2005      1.226          1.410           46,585
                                                       2004      1.000          1.226           19,636

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.184          1.198               --
                                                       2006      1.027          1.184               --
                                                       2005      0.984          1.027               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (10/01).......................  2007      1.173          1.272              549
                                                       2006      1.107          1.173              552
                                                       2005      1.084          1.107              554
                                                       2004      1.000          1.084               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.184          1.367               --
                                                       2005      1.099          1.184           12,050
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.955          2.454            6,701
                                                       2006      1.566          1.955            9,036
                                                       2005      1.260          1.566           10,108
                                                       2004      1.000          1.260           11,772

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/01)..................................  2007      1.468          1.653           21,068
                                                       2006      1.240          1.468           98,345
                                                       2005      1.155          1.240          106,151
                                                       2004      1.000          1.155           63,377

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.187          1.409               --
                                                       2005      1.118          1.187           59,083
                                                       2004      1.000          1.118               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (11/01)....................................  2007      1.362          1.616               --
                                                       2006      1.233          1.362               --
                                                       2005      1.129          1.233               --
                                                       2004      1.000          1.129               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.140          1.269               --
                                                       2005      1.125          1.140           85,885
                                                       2004      1.000          1.125           64,090

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (12/01)............................................  2007      1.112          1.180               --
                                                       2006      1.062          1.112               --
                                                       2005      1.025          1.062               --
                                                       2004      1.000          1.025               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (10/01)............................................  2007      1.229          1.216               --
                                                       2006      1.159          1.229               --
                                                       2005      1.065          1.159               --
                                                       2004      1.000          1.065               --

  LMPVET Appreciation Subaccount (Class I) (11/01)...  2007      1.201          1.269               --
                                                       2006      1.073          1.201               --
                                                       2005      1.055          1.073               --
                                                       2004      1.000          1.055               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.169          1.166               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.128          1.158              867
                                                       2006      1.047          1.128               --
                                                       2005      1.030          1.047               --
                                                       2004      1.000          1.030               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.179          1.171          103,478
                                                       2006      1.065          1.179          103,493
                                                       2005      1.038          1.065          101,872
                                                       2004      1.000          1.038               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (10/01)........  2007      1.135          1.178               --
                                                       2006      0.987          1.135               --
                                                       2005      1.015          0.987               --
                                                       2004      1.000          1.015               --

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.219          1.247               --
                                                       2006      1.086          1.219               --
                                                       2005      1.069          1.086               --
                                                       2004      1.000          1.069               --

  LMPVET Fundamental Value Subaccount (Class I)
  (10/01)............................................  2007      1.229          1.213               --
                                                       2006      1.079          1.229               --
                                                       2005      1.057          1.079               --
                                                       2004      1.000          1.057               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.243          1.271               --
                                                       2006      1.107          1.243               --
                                                       2005      1.065          1.107               --
                                                       2004      1.000          1.065               --

  LMPVET International All Cap Opportunity Subaccount
  (11/01)............................................  2007      1.542          1.599               --
                                                       2006      1.257          1.542               --
                                                       2005      1.154          1.257               --
                                                       2004      1.000          1.154               --

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.291          1.308               --
                                                       2006      1.120          1.291               --
                                                       2005      1.078          1.120               --
                                                       2004      1.000          1.078               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/01)............................................  2007      1.034          1.062               --
                                                       2006      1.014          1.034               --
                                                       2005      0.989          1.014               --
                                                       2004      1.000          0.989               --

  LMPVET Mid Cap Core Subaccount (Class I) (10/01)...  2007      1.292          1.349           10,957
                                                       2006      1.154          1.292               --
                                                       2005      1.093          1.154               --
                                                       2004      1.000          1.093               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.140          1.152               --
                                                       2006      1.041          1.140               --
                                                       2005      1.032          1.041               --
                                                       2004      1.000          1.032               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.309          1.404               --
                                                       2006      1.191          1.309               --
                                                       2005      1.165          1.191               --
                                                       2004      1.000          1.165               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.009          0.997               --
                                                       2006      0.995          1.009               --
                                                       2005      0.997          0.995               --
                                                       2004      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (10/01)............................................  2007      1.098          1.092               --
                                                       2006      1.069          1.098               --
                                                       2005      1.069          1.069               --
                                                       2004      1.000          1.069               --

  LMPVIT High Income Subaccount (10/01)..............  2007      1.172          1.146           32,986
                                                       2006      1.084          1.172               --
                                                       2005      1.083          1.084               --
                                                       2004      1.000          1.083               --

  LMPVIT Money Market Subaccount (10/01).............  2007      1.014          1.038               --
                                                       2006      0.995          1.014               --
                                                       2005      0.992          0.995               --
                                                       2004      1.000          0.992               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (11/01)..................................  2007      1.314          1.398               --
                                                       2006      1.194          1.314               --
                                                       2005      1.168          1.194               --
                                                       2004      1.000          1.168               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.233          1.290               --
                                                       2006      1.071          1.233               --
                                                       2005      1.056          1.071               --
                                                       2004      1.000          1.056               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/01)........  2007      1.293          1.355               --
                                                       2006      1.121          1.293               --
                                                       2005      1.080          1.121               --
                                                       2004      1.000          1.080               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.264          1.310               --
                                                       2006      1.106          1.264               --
                                                       2005      1.098          1.106            7,639
                                                       2004      1.000          1.098               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.338          1.470               --
                                                       2006      1.223          1.338           76,096
                                                       2005      1.159          1.223           77,371
                                                       2004      1.000          1.159           63,332

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.366          1.428               --
                                                       2006      1.298          1.366           64,367

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.416          1.418           65,276

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.337          1.291           11,076
                                                       2006      1.263          1.337               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.531          1.480           31,902
                                                       2006      1.398          1.531               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.353          1.720               --
                                                       2006      1.328          1.353               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.234          1.087               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.081               --
                                                       2006      1.001          1.069           43,746

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.044           34,294
                                                       2006      1.002          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.164          1.269               --
                                                       2006      1.185          1.164               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.255          1.363               --
                                                       2006      1.272          1.255               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.693          1.766           19,985

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.381          1.449           76,401
                                                       2006      1.258          1.381           57,453

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.007            8,543
                                                       2006      1.003          1.212               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.064          1.119              305

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.275          1.305           23,018
                                                       2006      1.193          1.275               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.134          1.248               --
                                                       2006      1.085          1.134               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.200           24,507
                                                       2006      1.122          1.155               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.022          0.966           82,047
                                                       2006      1.003          1.022          116,093

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.102          1.294               --
                                                       2006      1.136          1.102               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.034          1.070           59,420
                                                       2006      1.003          1.034               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.150          1.120               --
                                                       2006      1.126          1.150               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.148          1.163               --
                                                       2006      1.140          1.148               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.197          1.215               --
                                                       2006      1.174          1.197               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.060           29,813
                                                       2006      1.002          1.054           30,598

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.066               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.065               --
                                                       2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.066               --
                                                       2006      1.002          1.048          286,616

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.065          225,359
                                                       2006      1.002          1.053          224,275

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.201          1.219           54,046
                                                       2006      1.131          1.201           48,342

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.044          1.082           64,837
                                                       2006      0.996          1.044           36,993

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.130               --
                                                       2006      0.998          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.042          1.059               --
                                                       2006      1.061          1.042           69,629
                                                       2005      1.066          1.061           64,499
                                                       2004      1.000          1.066           60,172

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.055          1.118           55,750
                                                       2006      1.042          1.055              288
                                                       2005      1.043          1.042              261
                                                       2004      1.000          1.043              249

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.206          1.297               --
                                                       2006      1.114          1.206               --
                                                       2005      1.066          1.114               --
                                                       2004      1.000          1.066               --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.577          1.702               --
                                                       2006      1.266          1.577               --
                                                       2005      1.158          1.266               --
                                                       2004      1.000          1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      1.422          1.514               --
                                                       2006      1.243          1.422           12,587
                                                       2005      1.192          1.243           16,915
                                                       2004      1.000          1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.117          1.185               --
                                                       2005      1.053          1.117               --
                                                       2004      1.000          1.053               --

  Travelers Equity Income Subaccount (11/01).........  2006      1.121          1.174               --
                                                       2005      1.101          1.121               --
                                                       2004      1.000          1.101               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (10/01).............  2006      1.110          1.140               --
                                                       2005      1.047          1.110               --
                                                       2004      1.000          1.047               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.103          1.169               --
                                                       2005      1.044          1.103           26,398

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.015          1.015               --
                                                       2005      1.000          1.015               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.049          1.083               --
                                                       2005      1.000          1.049               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.081          1.124               --
                                                       2005      1.017          1.081          456,630

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.026          1.043               --
                                                       2005      1.010          1.026               --

  Travelers Managed Income Subaccount (10/01)........  2006      1.016          1.003               --
                                                       2005      1.028          1.016               --
                                                       2004      1.000          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.227          1.298               --
                                                       2005      1.123          1.227           79,209
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.077          1.136               --
                                                       2005      1.072          1.077               --
                                                       2004      1.000          1.072               --

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.099          1.131               --
                                                       2005      1.095          1.099           82,443
                                                       2004      1.000          1.095              983

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.168          1.258               --
                                                       2005      1.125          1.168               --
                                                       2004      1.000          1.125               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.221          1.398               --
                                                       2005      1.144          1.221               --
                                                       2004      1.000          1.144               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.128          1.193               --
                                                       2005      1.092          1.128               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.034          1.085               --
                                                       2005      1.000          1.034               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.122               --
                                                       2005      1.103          1.114               --
                                                       2004      1.000          1.103               --

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.091          1.135               --
                                                       2005      1.097          1.091               --
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.109          1.272               --
                                                       2005      1.000          1.109               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.263               --
                                                       2005      1.004          1.104               --

  Travelers Van Kampen Enterprise Subaccount
  (11/01)............................................  2006      1.088          1.126               --
                                                       2005      1.035          1.088               --
                                                       2004      1.000          1.035               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (10/01).........................................  2007      1.116          1.272               --
                                                       2006      1.113          1.116               --
                                                       2005      1.058          1.113               --
                                                       2004      1.000          1.058               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Discovery Growth Fund -- Class IB  Van Kampen Mid Cap Growth Portfolio -- Class
                                                    B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

          The Insurance Company

          Principal Underwriter

          Distribution and Principal Underwriting Agreement

          Valuation of Assets

          Federal Tax Considerations

          Independent Registered Public Accounting Firm

          Financial Statements

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-04-08-81-82-83. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-04-08-81-82-83.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-04-08-81-82-83

[ ] MLAC-Book-04-08-81-82-83

                     PORTFOLIO ARCHITECT 3 VARIABLE ANNUITY
                     PORTFOLIO ARCHITECT L VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Ten for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 800-842-9368.

               PORTFOLIO ARCHITECT 3 VARIABLE ANNUITY PROSPECTUS:

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes PORTFOLIO ARCHITECT 3 VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available for contracts purchased on or after April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Lord Abbett Bond Debenture
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Lord Abbett Growth and Income
  American Funds Growth-Income Fund                   Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE                     Lord Abbett Mid Cap Value
  PRODUCTS -- SERVICE CLASS 2                         Portfolio -- Class B
  Contrafund(R) Portfolio                          Met/AIM Capital Appreciation
  Mid Cap Portfolio                                   Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Met/AIM Small Cap Growth Portfolio -- Class
  TRUST -- CLASS 2                                    A
  Templeton Foreign Securities Fund                PIMCO Inflation Protected Bond
JANUS ASPEN SERIES -- SERVICE SHARES                  Portfolio -- Class A
  Global Technology Portfolio                      Pioneer Fund Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Aggressive             A
     Growth Portfolio -- Class I                   Third Avenue Small Cap Value
  Legg Mason Partners Variable Appreciation           Portfolio -- Class B
     Portfolio -- Class I                        METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Equity Index        BlackRock Aggressive Growth
     Portfolio -- Class II                            Portfolio -- Class D
  Legg Mason Partners Variable Fundamental         BlackRock Bond Income Portfolio -- Class A
     Value Portfolio -- Class I                    BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Investors           Davis Venture Value Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Large Cap           FI Value Leaders Portfolio -- Class D
     Growth Portfolio -- Class I                   MetLife Aggressive Allocation
  Legg Mason Partners Variable Small Cap              Portfolio -- Class B
     Growth Portfolio -- Class I                   MetLife Conservative Allocation
  Legg Mason Partners Variable Social                 Portfolio -- Class B
     Awareness Portfolio                           MetLife Conservative to Moderate Allocation
LEGG MASON PARTNERS VARIABLE INCOME TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Adjustable          MetLife Moderate Allocation
     Rate Income Portfolio                            Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate to Aggressive Allocation
  BlackRock High Yield Portfolio -- Class A           Portfolio -- Class B
  BlackRock Large Cap Core Portfolio -- Class      MFS(R) Total Return Portfolio -- Class F
     E                                             MFS(R) Value Portfolio -- Class A
  Clarion Global Real Estate                       Oppenheimer Global Equity
     Portfolio -- Class A                             Portfolio -- Class B
  Dreman Small Cap Value Portfolio -- Class A      T. Rowe Price Small Cap Growth
  Harris Oakmark International                        Portfolio -- Class B
     Portfolio -- Class A                          Western Asset Management U.S. Government
  Janus Forty Portfolio -- Class A                    Portfolio -- Class A
  Lazard Mid Cap Portfolio -- Class B            PIMCO VARIABLE INSURANCE
  Legg Mason Partners Managed Assets               TRUST -- ADMINISTRATIVE CLASS
     Portfolio -- Class A                          Total Return Portfolio
                                                 VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
                                                   Comstock Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

The Contract, certain Contract features and/or some of the funding options may not be available in all states.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9368 or access the SEC's website (http://www.sec.gov). See Appendix E for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Accumulation Units......................................................    16
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    22
CHARGES AND DEDUCTIONS..................................................    22
General.................................................................    22
Withdrawal Charge.......................................................    23
Free Withdrawal Allowance...............................................    24
Transfer Charge.........................................................    24
Administrative Charges..................................................    24
Mortality and Expense Risk Charge.......................................    24
Variable Liquidity Benefit Charge.......................................    24
Enhanced Stepped-Up Provision Charge....................................    25
Guaranteed Minimum Withdrawal Benefit Charge............................    25
Variable Funding Option Expenses........................................    25
Premium Tax.............................................................    25
Changes in Taxes Based upon Premium or Value............................    25
TRANSFERS...............................................................    25
Market Timing/Excessive Trading.........................................    26
Dollar Cost Averaging...................................................    28
ACCESS TO YOUR MONEY....................................................    28
Systematic Withdrawals..................................................    29
OWNERSHIP PROVISIONS....................................................    29
Types of Ownership......................................................    29
Contract Owner..........................................................    29
Beneficiary.............................................................    30
Annuitant...............................................................    30
DEATH BENEFIT...........................................................    30
Death Proceeds before the Maturity Date.................................    31
Enhanced Stepped-Up Provision ("E.S.P.")................................    31
Payment of Proceeds.....................................................    32
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    34
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    35
Planned Death Benefit...................................................    35
Death Proceeds after the Maturity Date..................................    35
LIVING BENEFITS.........................................................    36
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    36
THE ANNUITY PERIOD......................................................    41
Maturity Date...........................................................    41
Allocation of Annuity...................................................    41
Variable Annuity........................................................    42
Fixed Annuity...........................................................    42
PAYMENTS OPTIONS........................................................    42
Election of Options.....................................................    42
Annuity Options.........................................................    43
Variable Liquidity Benefit..............................................    43
MISCELLANEOUS CONTRACT PROVISIONS.......................................    43
Right to Return.........................................................    43
Termination.............................................................    44
Required Reports........................................................    44
Suspension of Payments..................................................    44
THE SEPARATE ACCOUNTS...................................................    44
Performance Information.................................................    45
FEDERAL TAX CONSIDERATIONS..............................................    45
General Taxation of Annuities...........................................    46
Types of Contracts: Qualified and Non-qualified.........................    47
Qualified Annuity Contracts.............................................    47
Taxation of Qualified Annuity Contracts.................................    47
Mandatory Distributions for Qualified Plans.............................    47
Individual Retirement Annuities.........................................    48
Roth IRAs...............................................................    48
TSAs (ERISA and Non-ERISA)..............................................    49
Non-qualified Annuity Contracts.........................................    50
Diversification Requirements for Variable Annuities.....................    52
Ownership of the Investments............................................    52
Taxation of Death Benefit Proceeds......................................    52
Other Tax Considerations................................................    52
Treatment of Charges for Optional Benefits..............................    52
Guaranteed Minimum Withdrawal Benefits..................................    52
Puerto Rico Tax Considerations..........................................    53
Non-Resident Aliens.....................................................    53
Tax Credits and Deductions..............................................    53
OTHER INFORMATION.......................................................    53
The Insurance Company...................................................    53
Financial Statements....................................................    54
Distribution of Variable Annuity Contracts..............................    54
Conformity with State and Federal Laws..................................    56
Voting Rights...........................................................    56
Restrictions on Financial Transactions..................................    56
Legal Proceedings.......................................................    56
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT NINE FOR VARIABLE ANNUITIES...................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TEN FOR VARIABLE ANNUITIES....................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   E-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, 408A or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND A portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                     PORTFOLIO ARCHITECT 3 VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine") and MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Ten was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Ten. Immediately following the merger, the Company stopped issuing Contracts under Separate Account Ten and now only issues Contracts under Separate Account Nine. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten.

The Contract and/or certain optional benefits may not currently be available for sale in all states. For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you. See "The Annuity Contract" section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E at an annual rate of 1.70%. For Contracts with a value of less than $40,000, we also deduct an annual Contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 6%, decreasing to 0% after three full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate The Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for 3 years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                1 years               6%
         1 years                2 years               5%
         2 years                3 years               4%
        3 + years                                     0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Withdrawal Charge declines to zero after three years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                1 years               6%
         1 years                2 years               5%
         2 years                3 years               4%
        3 + years                                     0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.70% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00%
upon reset) for GMWB II, and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the optional features you select:

Mortality and Expense Risk Charge...........................................    1.70%(5)
Administrative Expense Charge...............................................    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL FEATURES SELECTED....    1.85%
Optional E.S.P. Charge......................................................    0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY SELECTED.............    2.05%
Optional GMWB I Charge(maximum upon reset)..................................    1.00%(6)
Optional GMWB II Charge(maximum upon reset).................................    1.00%(6)
Optional GMWB III Charge....................................................    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY SELECTED.............    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY SELECTED............    2.85%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III ONLY SELECTED...........    2.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB I SELECTED.......    3.05%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB II SELECTED......    3.05%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND GMWB III SELECTED.....    2.30%


---------
(5) We are waiving the following amounts of the Mortality and Expense Risk charge on these Subaccounts: 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio, 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.84% for the Subaccount investing in the T.Rowe Price Small Cap Growth Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Oppenheimer Global Equity Portfolio, and an amount equal to the underlying fund expenses that are in excess of 1.50% for the Subaccount investing in the Van Kampen Mid-Cap Growth Portfolio.
(6) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9368.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.40%      1.52%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  Contrafund(R) Portfolio........    0.56%       0.25%      0.09%           --          0.90%          --           0.90%
  Dynamic Capital Appreciation
     Portfolio+..................    0.56%       0.25%      0.23%           --          1.04%          --           1.04%
  Mid Cap Portfolio..............    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Life Sciences
     Portfolio+..................    0.64%       0.25%      0.45%           --          1.34%          --           1.34%
  Global Technology Portfolio....    0.64%       0.25%      0.18%         0.01%         1.08%          --           1.08%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I........    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
  Legg Mason Partners Variable
     Social Awareness
     Portfolio++.................    0.67%         --       0.38%           --          1.05%          --           1.05%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class A........    0.60%         --       0.13%           --          0.73%          --           0.73%
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class A++......    0.69%         --       0.07%           --          0.76%          --           0.76%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Legg Mason Partners Managed
     Assets Portfolio -- Class
     A...........................    0.50%         --       0.12%           --          0.62%          --           0.62%
  Lord Abbett Bond Debenture
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A+.......    1.00%         --       0.25%           --          1.25%          --           1.25%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B++......    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
  Van Kampen Mid Cap Growth
     Portfolio -- Class B+.......    0.70%       0.25%      0.18%           --          1.13%          --           1.13%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class A........    0.38%         --       0.06%           --          0.44%        0.01%          0.43%(6)
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%          0.39%(7)
  Capital Guardian U.S. Equity
     Portfolio -- Class A+.......    0.66%         --       0.05%           --          0.71%          --           0.71%
  Davis Venture Value
     Portfolio -- Class A........    0.69%         --       0.04%           --          0.73%          --           0.73%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(8)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(8)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(8)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(8)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(8)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(9)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --           0.84%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
OPPENHEIMER VARIABLE ACCOUNT
  FUNDS -- SERVICE SHARES
  Oppenheimer Main Street
     Fund/VA++...................    0.64%       0.25%      0.01%           --          0.90%          --           0.90%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio.............    0.56%       0.25%      0.03%           --          0.84%          --           0.84%
  Enterprise Portfolio+..........    0.50%       0.25%      0.17%           --          0.92%          --           0.92%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(8) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. These examples do not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge for the Guaranteed Minimum Withdrawal Benefit
(GMWB) applies.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and a Guaranteed Minimum Withdrawal Benefit (assuming the maximum charge of 1.00% applies in all Contract Years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                     ANNUITIZED AT END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,063      $1,733      $2,327      $4,681       $463       $1,393      $2,327      $4,681
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $952      $1,407      $1,797      $3,693       $352       $1,067      $1,797      $3,693


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Portfolio Architect 3 Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Annual Step-Up Death Benefit                                                   Age 80
Enhanced Stepped-Up Provision (E.S.P.)                                         Age 75


Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9368.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife

Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9368 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
Contrafund(R) Portfolio            Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
Dynamic Capital Appreciation       Seeks capital appreciation.        Fidelity Management & Research
  Portfolio+                                                          Company
Mid Cap Portfolio                  Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Global Life Sciences Portfolio+    Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
Global Technology Portfolio        Seeks long-term capital growth.    Janus Capital Management LLC
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks capital appreciation and     Legg Mason Partners Fund Advisor,
  Social Awareness Portfolio       retention of net investment        LLC
                                   income.                            Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  A++                              capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Managed        Seeks high total return.           Met Investors Advisory, LLC
  Assets Portfolio -- Class A                                         Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation,
                                                                      LLC
Lord Abbett Bond Debenture         Seeks high current income and the  Met Investors Advisory, LLC
  Portfolio -- Class A             opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC
                                   total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B++                                              Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
Van Kampen Mid Cap Growth          Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Morgan Stanley
                                                                      Investment Management, Inc.
                                                                      (d/b/a Van Kampen)
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class A                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class A  consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
OPPENHEIMER VARIABLE ACCOUNT
  FUNDS -- SERVICE SHARES
Oppenheimer Main Street Fund/VA++  Seeks high total return (which     OppenheimerFunds, Inc.
                                   includes growth in the value of
                                   its shares as well as current
                                   income) from equity and debt
                                   securities.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
Enterprise Portfolio+              Seeks capital appreciation         Van Kampen Asset Management
                                   through investments in securities
                                   believed by the Portfolio's
                                   investment adviser to have above
                                   average potential for capital
                                   appreciation.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for three years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
        3+ years                                      0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 15% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. This charge is equal to 1.70% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

 YEARS SINCE INITIAL PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
        3+ years                                      0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Templeton Foreign Securities Fund, Janus Aspen Global Life Sciences Portfolio, Janus Aspen Global Technology Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, Oppenheimer Global Equity Portfolio, T. Rowe Price Small Cap Growth Portfolio, and Oppenheimer Main Street Fund/VA (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored

Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

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Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

ANNUAL STEP-UP DEATH BENEFIT

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The death benefit will be the
greatest of, less any
applicable premium tax and
outstanding loans:                  -  the Contract Value on the Death Report Date
                                    -  the total Purchase Payments less the total
                                       amount of any withdrawals made under this
                                       Contract; or
                                    -  the Step-Up Value, if any, as described below
-------------------------------------------------------------------------------------


STEP-UP VALUE A Step-Up Value will be established on each Contract Date anniversary which occurs on or prior to the Death Report Date. The Step-Up Value will initially equal the Contract Value on that anniversary. Whenever you make an additional Purchase Payment, we will increase the Step-Up Value by the amount of that Purchase Payment. Whenever you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction as described below. On each Contract Date anniversary that occurs before the Annuitant's 80(th) birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, we will reset the Step-Up Value to equal the Contract Value on that date. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. We will not reduce the Step-Up Value on these anniversary recalculations (provided no withdrawals or surrenders are made on that day). The only changes made to the Step-Up Value on or after the Annuitant's 80(th) birthday will be those related to additional Purchase Payments or withdrawals as described below. If the Death Report Date is before the first Contract Date anniversary, there is no Step-Up Value.

PARTIAL SURRENDER REDUCTION If you make a withdrawal, we will reduce the Step-Up Value by a partial surrender reduction which equals (1) the death benefit value in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the withdrawal.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 X (10,000/55,000) = $9,090

Your new Step-Up Value would be $50,000 -- $9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 X (10,000/30,000) = $16,666

Your new Step-Up Value would be $50,000 -- $16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT IS EQUAL TO THE CONTRACT VALUE AS OF THE RIDER EFFECTIVE DATE. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

You new modified Purchase Payment would be 50,000 -- 9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000 -- 16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
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OWNER (WHO IS NOT THE         The beneficiary(ies), or if    The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

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OWNER (WHO IS THE ANNUITANT)  The beneficiary(ies), or if    The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

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NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

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NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

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SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.

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--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS THE ANNUITANT)
The beneficiary(ies), or if   The spouse elects to           Yes
  none, to the surviving      continue the Contract
  joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds or to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

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ANNUITANT (WHO IS NOT THE     The beneficiary(ies), or if    The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

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ANNUITANT (WHERE OWNER IS     The beneficiary(ies), or if                                   Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the Contract Owner.                                  Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
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CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

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BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
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CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
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QUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary(ies), or if    The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.

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SPOUSAL JOINT OWNER (WHO IS   The beneficiary(ies), or if    The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             receive the proceeds or to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any Owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of Contract proceeds within 5 years of death. Spousal Beneficiaries must choose to continue the contract as allowed under the Spousal Contract Continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

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GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

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                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
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PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
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GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
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CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------

                          WITHDRAWAL EXAMPLE FOR GMWB I

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                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
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               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

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                                           GMWB I                    GMWB II                  GMWB III
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Current Annual Charge                       0.40%                     0.50%                     0.25%
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Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
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MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

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                                           GMWB I                    GMWB II                  GMWB III
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AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
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ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
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RESET                                        Yes                       Yes                       No
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CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
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INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
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WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
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                               THE ANNUITY PERIOD

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MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 95(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 95th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Nine and Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten. (See "The Insurance Company" .) Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Nine and Separate Account Ten with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P. or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Ten, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Ten and its assets. Pursuant to the merger, therefore, Separate Account Ten became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc., Walnut Street Securities, Inc., and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2007, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the

Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

         FOR METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

             PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT CHARGES 1.85%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.078          1.153                 --
                                                       2006      1.000          1.078             13,938

  AIM V.I. Premier Equity Subaccount (Series I)
  (10/02)............................................  2006      1.034          1.085                 --
                                                       2005      0.997          1.034             78,144
                                                       2004      0.960          0.997            119,229
                                                       2003      0.782          0.960            137,323
                                                       2002      1.142          0.782             12,403
                                                       2001      1.000          1.142                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (5/02)...................................  2006      1.166          1.138                 --
                                                       2005      1.034          1.166             95,999
                                                       2004      0.973          1.034             75,694
                                                       2003      0.803          0.973             40,191
                                                       2002      1.183          0.803              4,743
                                                       2001      1.000          1.183                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.950          2.198          1,556,749
                                                       2006      1.649          1.950          1,493,191
                                                       2005      1.473          1.649          1,392,866
                                                       2004      1.322          1.473            689,281
                                                       2003      0.995          1.322            338,279
                                                       2002      1.188          0.995            108,035
                                                       2001      1.000          1.188                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.681          1.854          4,613,267
                                                       2006      1.553          1.681          5,177,418
                                                       2005      1.362          1.553          5,108,335
                                                       2004      1.233          1.362          3,022,506
                                                       2003      0.918          1.233          1,910,413
                                                       2002      1.238          0.918            519,111
                                                       2001      1.000          1.238              5,663

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.517          1.564          4,745,709
                                                       2006      1.341          1.517          5,407,103
                                                       2005      1.291          1.341          5,384,780
                                                       2004      1.191          1.291          3,748,375
                                                       2003      0.916          1.191          2,541,469
                                                       2002      1.143          0.916            825,826
                                                       2001      1.000          1.143              6,095

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.297          1.282                 --
                                                       2005      1.117          1.297             69,464
                                                       2004      0.952          1.117             10,285
                                                       2003      0.777          0.952              5,296
                                                       2002      1.000          0.777              6,000

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (3/02).............................................  2007      2.251          2.356                 --
                                                       2006      1.730          2.251              6,630
                                                       2005      1.377          1.730              9,238
                                                       2004      1.123          1.377             10,858
                                                       2003      0.801          1.123              9,290
                                                       2002      1.000          0.801              1,000

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.703          2.217                 --
                                                       2005      1.618          1.703            444,721
                                                       2004      1.255          1.618            282,289
                                                       2003      0.953          1.255            261,390
                                                       2002      1.000          0.953            110,495

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (3/02).....................................  2007      1.149          1.208             67,934
                                                       2006      1.005          1.149             75,380
                                                       2005      0.981          1.005            136,376
                                                       2004      0.951          0.981            157,298
                                                       2003      0.799          0.951            147,390
                                                       2002      1.000          0.799             27,841

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (3/02).....................................  2007      1.124          0.982             56,511
                                                       2006      1.104          1.124             59,575
                                                       2005      1.063          1.104             72,545
                                                       2004      0.972          1.063             68,322
                                                       2003      0.752          0.972             47,049
                                                       2002      1.000          0.752             13,673

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                 --
                                                       2005      1.204          1.302            230,497
                                                       2004      1.074          1.204             45,466
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.447                 --
                                                       2005      1.202          1.299            372,761
                                                       2004      1.067          1.202             73,290
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (3/02).............................................  2007      1.545          1.779            282,222
                                                       2006      1.412          1.545            326,686
                                                       2005      1.233          1.412            507,515
                                                       2004      1.091          1.233            413,003
                                                       2003      0.867          1.091            328,539
                                                       2002      1.000          0.867            101,822

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (3/02)...........................  2007      1.393          1.460             17,948
                                                       2006      1.247          1.393             19,110
                                                       2005      1.053          1.247             26,031
                                                       2004      1.059          1.053             29,168
                                                       2003      0.863          1.059             13,751
                                                       2002      1.000          0.863              1,000

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.813          2.053          1,653,650
                                                       2006      1.643          1.813          1,974,513
                                                       2005      1.418          1.643          1,993,749
                                                       2004      1.159          1.418          1,597,208
                                                       2003      0.854          1.159          1,203,368
                                                       2002      1.000          0.854            289,347

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.242          1.443                 --
                                                       2005      1.144          1.242          1,920,497
                                                       2004      1.035          1.144            911,365
                                                       2003      0.842          1.035            482,403
                                                       2002      1.000          0.842            112,568

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.780          3.515            672,445
                                                       2006      2.211          2.780            631,126
                                                       2005      1.767          2.211            453,826
                                                       2004      1.444          1.767             74,045
                                                       2003      1.000          1.444              6,032

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.766          2.001          1,716,560
                                                       2006      1.481          1.766          1,728,859
                                                       2005      1.369          1.481          1,323,471
                                                       2004      1.177          1.369            672,403
                                                       2003      0.907          1.177            254,384
                                                       2002      1.134          0.907            136,180
                                                       2001      1.000          1.134                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (8/02)...................................  2006      1.246          1.490                 --
                                                       2005      1.166          1.246            699,854
                                                       2004      1.024          1.166            204,395
                                                       2003      0.789          1.024             96,803
                                                       2002      1.000          0.789             58,188

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.061          1.084                 --
                                                       2005      1.067          1.061                706
                                                       2004      1.000          1.067             37,259

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/02).............................................  2006      1.144          1.181                 --
                                                       2005      1.082          1.144            785,415
                                                       2004      1.018          1.082          1,043,236
                                                       2003      0.912          1.018            936,861
                                                       2002      1.000          0.912             75,931

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (3/02)............................  2007      1.174          1.403              8,818
                                                       2006      1.125          1.174              8,818
                                                       2005      1.020          1.125             12,486
                                                       2004      0.910          1.020             12,839
                                                       2003      0.734          0.910             10,786
                                                       2002      1.000          0.734              1,969

  Janus Aspen Global Technology Subaccount (Service
  Shares) (3/02).....................................  2007      1.026          1.226             32,624
                                                       2006      0.970          1.026             38,836
                                                       2005      0.885          0.970             35,248
                                                       2004      0.897          0.885             26,300
                                                       2003      0.624          0.897             73,480
                                                       2002      1.000          0.624             73,481

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (3/02).....................................  2007      1.105          1.186              1,838
                                                       2006      0.955          1.105             29,200
                                                       2005      0.921          0.955             30,274
                                                       2004      0.898          0.921             33,578
                                                       2003      0.739          0.898             12,190
                                                       2002      1.000          0.739              3,000

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.534          1.717                 --
                                                       2005      1.502          1.534            386,440
                                                       2004      1.332          1.502            112,428
                                                       2003      1.000          1.332            101,266

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.385          1.333          2,907,378

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.428          1.476          1,692,474

  LMPVET Equity Index Subaccount (Class II) (6/02)...  2007      1.365          1.406          1,437,972
                                                       2006      1.208          1.365          1,568,652
                                                       2005      1.180          1.208          2,001,890
                                                       2004      1.091          1.180          1,576,990
                                                       2003      0.870          1.091          1,068,257
                                                       2002      1.141          0.870            208,514
                                                       2001      1.000          1.141                 --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.606          1.536          2,599,416

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (2/02).......  2007      1.463          1.493            715,037
                                                       2006      1.261          1.463            754,904
                                                       2005      1.205          1.261          1,014,142
                                                       2004      1.112          1.205          1,069,597
                                                       2003      0.856          1.112            738,841
                                                       2002      1.134          0.856            316,814
                                                       2001      1.000          1.134                 --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.366          1.365          1,027,936

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/02).............................................  2007      1.515          1.636            646,982
                                                       2006      1.369          1.515            371,640
                                                       2005      1.329          1.369            467,037
                                                       2004      1.176          1.329            436,895
                                                       2003      0.805          1.176            267,896
                                                       2002      1.255          0.805             20,161
                                                       2001      1.000          1.255                 --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.170          1.274                 --
                                                       2006      1.107          1.170                 --
                                                       2005      1.080          1.107                 --
                                                       2004      1.000          1.080                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.013            277,624
                                                       2006      0.996          1.018            365,576
                                                       2005      0.991          0.996            337,114
                                                       2004      0.998          0.991             90,836
                                                       2003      1.000          0.998              2,550

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (12/01)........  2007      1.426          1.494                 --
                                                       2006      1.229          1.426          1,234,613
                                                       2005      1.204          1.229          1,548,293
                                                       2004      1.132          1.204          1,643,520
                                                       2003      0.829          1.132          1,213,718
                                                       2002      1.127          0.829            482,311
                                                       2001      1.000          1.127              6,229

  LMPVPI Large Cap Growth Subaccount (Class I)
  (8/02).............................................  2007      1.180          1.229                 --
                                                       2006      1.154          1.180              6,540
                                                       2005      1.117          1.154             38,363
                                                       2004      1.132          1.117             38,402
                                                       2003      0.798          1.132             31,304
                                                       2002      1.000          0.798             15,441

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (1/00).............................................  2007      1.309          1.354                 --
                                                       2006      1.200          1.309             12,351
                                                       2005      1.113          1.200             12,355
                                                       2004      1.039          1.113             12,359
                                                       2003      0.755          1.039              9,531
                                                       2002      1.000          0.755                 --

  LMPVPII Growth and Income Subaccount (Class I)
  (1/00).............................................  2007      1.218          1.271                 --
                                                       2006      1.103          1.218             28,512
                                                       2005      1.085          1.103            110,014
                                                       2004      1.019          1.085            115,405
                                                       2003      0.798          1.019            118,746
                                                       2002      1.000          0.798                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.601          1.663                 --
                                                       2006      1.391          1.601            472,960
                                                       2005      1.372          1.391            516,959
                                                       2004      1.241          1.372            439,996
                                                       2003      1.000          1.241              9,795

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.790          1.971                 --
                                                       2006      1.625          1.790            788,623
                                                       2005      1.529          1.625            891,248
                                                       2004      1.256          1.529            337,639
                                                       2003      1.000          1.256            171,217

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.096          1.130                 --
                                                       2005      1.075          1.096                 --
                                                       2004      1.000          1.075                 --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.363          1.419             63,489
                                                       2006      1.434          1.363            119,361

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.401          1.413            114,336
                                                       2006      1.331          1.401            121,821

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.412          1.480                 --
                                                       2006      1.336          1.412            254,579

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.467          1.476            192,664

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.353          1.315             94,327
                                                       2006      1.271          1.353             63,505

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.641          1.597            634,009
                                                       2006      1.492          1.641            503,697

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.312          1.680             16,965
                                                       2006      1.282          1.312             72,557

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.251          1.107             11,446

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.192          1.244                 --
                                                       2006      1.130          1.192                 --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.329          1.394            125,143
                                                       2006      1.270          1.329            330,209

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.076          1.098            495,414
                                                       2006      1.001          1.076            556,202

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.057          1,217,180
                                                       2006      1.002          1.070             30,882

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.340          1.472            163,935
                                                       2006      1.359          1.340            168,317

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.269          1.388             18,812
                                                       2006      1.281          1.269              9,703

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.341          2.945              1,394

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.967          2.062            127,541

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.393          1.472            596,719
                                                       2006      1.262          1.393            611,218

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.019            624,943
                                                       2006      1.003          1.218            662,239

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.133          1.197          2,986,254

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.567          1.615            112,489
                                                       2006      1.460          1.567            132,280

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.147          1.265                 --
                                                       2006      1.092          1.147              8,605

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.214          1,293,753
                                                       2006      1.122          1.160          1,268,342

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.978          1,979,617
                                                       2006      1.003          1.027          1,422,559

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.862          1.019            319,524
                                                       2006      0.885          0.862            388,262

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.151          1.201            117,398
                                                       2006      1.110          1.151            186,368

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.016          1.047            722,160
                                                       2006      0.995          1.016            684,798

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.217          1.150            167,333

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.227          1.252            283,280
                                                       2006      1.212          1.227            360,693

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.462          1.494          1,350,885
                                                       2006      1.428          1.462          1,798,073

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.073              5,280
                                                       2006      1.002          1.059              5,308

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.079            605,440
                                                       2006      1.001          1.041            215,648

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.078             99,992
                                                       2006      1.002          1.047             93,358

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.078            260,609
                                                       2006      1.002          1.053             83,637

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.078            256,798
                                                       2006      1.002          1.058            123,201

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.399          1.431          2,910,009
                                                       2006      1.311          1.399          3,994,432

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.095          1,400,766
                                                       2006      0.996          1.049          1,352,414

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.143             63,992
                                                       2006      0.998          1.067             76,994

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.150          1.192                 --
                                                       2006      1.084          1.150                753

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.069          1.097                 --
                                                       2006      1.035          1.069                 --

Money Market Portfolio
  Money Market Subaccount (3/02).....................  2006      0.987          0.995                 --
                                                       2005      0.977          0.987            697,307
                                                       2004      0.986          0.977            810,036
                                                       2003      0.996          0.986            146,533
                                                       2002      1.000          0.996            503,034

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.111          1.329                 --
                                                       2005      1.071          1.111              4,459
                                                       2004      1.000          1.071              4,344

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.107          1.128                 --
                                                       2006      1.119          1.107          3,283,429
                                                       2005      1.117          1.119          2,555,183
                                                       2004      1.045          1.117            974,468
                                                       2003      1.000          1.045            233,173

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (2/02)......................................  2007      1.169          1.248          7,651,668
                                                       2006      1.146          1.169          9,603,831
                                                       2005      1.140          1.146         12,289,203
                                                       2004      1.107          1.140         11,093,565
                                                       2003      1.074          1.107         10,441,947
                                                       2002      1.003          1.074          3,411,930
                                                       2001      1.000          1.003                 --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (1/00).............................................  2007      1.339          1.450             27,572
                                                       2006      1.228          1.339             27,572
                                                       2005      1.167          1.228             33,342
                                                       2004      1.105          1.167            111,087
                                                       2003      0.853          1.105            111,092
                                                       2002      1.233          0.853             39,946
                                                       2001      1.000          1.233                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT International Equity Subaccount (Class
  IB) (5/02).........................................  2007      1.828          1.977                 --
                                                       2006      1.458          1.828            136,687
                                                       2005      1.323          1.458            188,294
                                                       2004      1.160          1.323            191,672
                                                       2003      0.919          1.160            186,378
                                                       2002      1.138          0.919             63,610
                                                       2001      1.000          1.138                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (3/02).............................................  2007      2.157          2.302                 --
                                                       2006      1.874          2.157            367,368
                                                       2005      1.783          1.874            418,626
                                                       2004      1.439          1.783            396,956
                                                       2003      0.980          1.439            376,864
                                                       2002      1.221          0.980            182,271
                                                       2001      1.000          1.221                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/02).............................................  2006      1.277          1.359                 --
                                                       2005      1.196          1.277            190,318
                                                       2004      1.144          1.196            375,673
                                                       2003      0.901          1.144            277,176
                                                       2002      1.206          0.901             89,349
                                                       2001      1.000          1.206                 --

  Travelers Convertible Securities Subaccount
  (3/02).............................................  2006      1.193          1.270                 --
                                                       2005      1.211          1.193            874,457
                                                       2004      1.160          1.211          1,867,255
                                                       2003      0.936          1.160          1,506,911
                                                       2002      1.000          0.936             71,159

  Travelers Disciplined Mid Cap Stock Subaccount
  (3/02).............................................  2006      1.314          1.434                 --
                                                       2005      1.191          1.314            145,447
                                                       2004      1.042          1.191            154,508
                                                       2003      0.793          1.042             85,024
                                                       2002      1.000          0.793             12,568

  Travelers Equity Income Subaccount (5/02)..........  2006      1.360          1.428                 --
                                                       2005      1.326          1.360          2,433,988
                                                       2004      1.229          1.326          2,231,165
                                                       2003      0.955          1.229          1,497,940
                                                       2002      1.130          0.955            132,792
                                                       2001      1.000          1.130                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (3/02)...  2006      1.300          1.331                 --
                                                       2005      1.291          1.300            144,173
                                                       2004      1.191          1.291            148,509
                                                       2003      0.991          1.191            117,943
                                                       2002      1.000          0.991             35,619

  Travelers Federated Stock Subaccount (3/02)........  2006      1.100          1.138                 --
                                                       2005      1.064          1.100            143,924
                                                       2004      0.980          1.064            186,769
                                                       2003      0.782          0.980            159,882
                                                       2002      1.000          0.782             39,368

  Travelers Large Cap Subaccount (6/02)..............  2006      1.177          1.212                 --
                                                       2005      1.103          1.177            305,074
                                                       2004      1.055          1.103            587,004
                                                       2003      0.862          1.055            525,495
                                                       2002      1.138          0.862             71,115
                                                       2001      1.000          1.138                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.108          1.177                 --
                                                       2005      1.000          1.108              4,537

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.007          1.019             25,289

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.008          1.053             49,057

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.000          1.086             44,275

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.030          1.049                 --
                                                       2005      1.000          1.030              4,434

  Travelers Mercury Large Cap Core Subaccount
  (8/02).............................................  2006      1.259          1.336                 --
                                                       2005      1.145          1.259            382,840
                                                       2004      1.006          1.145            528,392
                                                       2003      0.846          1.006            438,531
                                                       2002      1.151          0.846             27,272
                                                       2001      1.000          1.151                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      0.837          0.885                 --
                                                       2005      0.827          0.837            363,071
                                                       2004      0.738          0.827            197,288
                                                       2003      0.549          0.738             79,566
                                                       2002      1.000          0.549              6,056

  Travelers MFS(R) Total Return Subaccount (2/02)....  2006      1.271          1.311                 --
                                                       2005      1.258          1.271          5,187,440
                                                       2004      1.150          1.258          4,470,787
                                                       2003      1.005          1.150          3,403,681
                                                       2002      1.081          1.005            458,806
                                                       2001      1.000          1.081                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.169          1.262                 --
                                                       2005      1.119          1.169            425,726
                                                       2004      1.000          1.119             22,370

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.300          1.492                 --
                                                       2005      1.209          1.300            476,199
                                                       2004      1.064          1.209            377,856
                                                       2003      0.843          1.064             45,040
                                                       2002      1.000          0.843              7,884

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.377          1.460                 --
                                                       2005      1.324          1.377            109,545
                                                       2004      1.213          1.324             68,258
                                                       2003      1.000          1.213             14,955

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.038          1.092                 --
                                                       2005      1.036          1.038              2,664

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.122                 --
                                                       2005      1.092          1.112          1,908,893
                                                       2004      1.000          1.092            828,053

  Travelers Quality Bond Subaccount (3/02)...........  2006      1.121          1.110                 --
                                                       2005      1.124          1.121            368,729
                                                       2004      1.108          1.124            426,060
                                                       2003      1.055          1.108            631,330
                                                       2002      1.000          1.055            157,635

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (4/02).......  2006      1.056          1.101                 --
                                                       2005      1.054          1.056            229,625
                                                       2004      0.974          1.054            192,976
                                                       2003      0.749          0.974            137,627
                                                       2002      1.148          0.749             83,170
                                                       2001      1.000          1.148                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.113          1.281                 --
                                                       2005      1.027          1.113              8,406

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                 --
                                                       2005      1.000          1.109             15,029

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.075          1.035                 --
                                                       2005      1.049          1.075                 --
                                                       2004      1.000          1.049                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (3/02).............................................  2007      1.319          1.265            177,236
                                                       2006      1.158          1.319            230,533
                                                       2005      1.133          1.158            455,555
                                                       2004      0.983          1.133            360,935
                                                       2003      0.766          0.983            472,048
                                                       2002      1.000          0.766            182,669

  Van Kampen LIT Enterprise Subaccount (Class II)
  (3/02).............................................  2007      1.010          1.114                 --
                                                       2006      0.963          1.010                 --
                                                       2005      0.909          0.963                 --
                                                       2004      0.893          0.909              2,000
                                                       2003      0.723          0.893              2,000
                                                       2002      1.000          0.723              2,000




             PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT CHARGES 2.55%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.073          1.145               --
                                                       2006      1.000          1.073               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (10/02)............................................  2006      1.080          1.131               --
                                                       2005      1.049          1.080               --
                                                       2004      1.000          1.049               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (5/02)...................................  2006      1.184          1.146               --
                                                       2005      1.057          1.184               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.452          1.625           14,393
                                                       2006      1.237          1.452           14,393
                                                       2005      1.112          1.237           13,476
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.320          1.446          404,513
                                                       2006      1.229          1.320          389,169
                                                       2005      1.085          1.229          299,256
                                                       2004      1.000          1.085           33,273

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.233          1.262          406,892
                                                       2006      1.097          1.233          386,348
                                                       2005      1.064          1.097          325,048
                                                       2004      1.000          1.064               --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.346          1.328               --
                                                       2005      1.168          1.346               --
                                                       2004      1.000          1.168               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (3/02).............................................  2007      2.071          2.163               --
                                                       2006      1.603          2.071               --
                                                       2005      1.285          1.603               --
                                                       2004      1.000          1.285               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.344          1.738               --
                                                       2005      1.286          1.344           13,433
                                                       2004      1.000          1.286               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (3/02).....................................  2007      1.180          1.232               --
                                                       2006      1.039          1.180               --
                                                       2005      1.021          1.039               --
                                                       2004      1.000          1.021               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (3/02).....................................  2007      1.140          0.988               --
                                                       2006      1.127          1.140               --
                                                       2005      1.092          1.127               --
                                                       2004      1.000          1.092               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.198          1.299               --
                                                       2005      1.116          1.198            1,287
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.200          1.334               --
                                                       2005      1.118          1.200           89,941
                                                       2004      1.000          1.118               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (3/02).............................................  2007      1.366          1.562           87,895
                                                       2006      1.258          1.366           88,123
                                                       2005      1.106          1.258           85,343
                                                       2004      1.000          1.106               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (3/02)...........................  2007      1.356          1.411               --
                                                       2006      1.222          1.356               --
                                                       2005      1.039          1.222               --
                                                       2004      1.000          1.039               --

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.546          1.737          120,046
                                                       2006      1.410          1.546          118,656
                                                       2005      1.226          1.410          117,119
                                                       2004      1.000          1.226               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.184          1.367               --
                                                       2005      1.099          1.184           50,654
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.955          2.454           13,853
                                                       2006      1.566          1.955               --
                                                       2005      1.260          1.566               --
                                                       2004      1.000          1.260               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.468          1.653           40,294
                                                       2006      1.240          1.468           43,616
                                                       2005      1.155          1.240           30,423
                                                       2004      1.000          1.155               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (8/02)...................................  2006      1.187          1.409               --
                                                       2005      1.118          1.187           83,827
                                                       2004      1.000          1.118               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.061          1.082               --
                                                       2005      1.075          1.061            7,106
                                                       2004      1.000          1.075               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/02).............................................  2006      1.120          1.153               --
                                                       2005      1.067          1.120               --
                                                       2004      1.000          1.067               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (3/02)............................  2007      1.178          1.397               --
                                                       2006      1.136          1.178               --
                                                       2005      1.038          1.136               --
                                                       2004      1.000          1.038               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (3/02).....................................  2007      1.202          1.426               --
                                                       2006      1.143          1.202               --
                                                       2005      1.051          1.143               --
                                                       2004      1.000          1.051               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (3/02).....................................  2007      1.285          1.370               --
                                                       2006      1.117          1.285               --
                                                       2005      1.086          1.117               --
                                                       2004      1.000          1.086               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.140          1.269               --
                                                       2005      1.125          1.140            3,786
                                                       2004      1.000          1.125               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.269          1.216           38,527

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.234          1.269           49,687

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (6/02)...  2007      1.219          1.247               --
                                                       2006      1.086          1.219               --
                                                       2005      1.069          1.086               --
                                                       2004      1.000          1.069               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.275          1.213              723

  LMPVET Investors Subaccount (Class I) (2/02).......  2007      1.291          1.308           15,002
                                                       2006      1.120          1.291           15,002
                                                       2005      1.078          1.120           15,002
                                                       2004      1.000          1.078               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.067          1.062           12,920

  LMPVET Small Cap Growth Subaccount (Class I)
  (5/02).............................................  2007      1.309          1.404            2,877
                                                       2006      1.191          1.309               --
                                                       2005      1.165          1.191               --
                                                       2004      1.000          1.165               --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.148          1.241               --
                                                       2006      1.093          1.148               --
                                                       2005      1.074          1.093               --
                                                       2004      1.000          1.074               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.009          0.997              726
                                                       2006      0.995          1.009              728
                                                       2005      0.997          0.995              731
                                                       2004      1.000          0.997               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (12/01)........  2007      1.233          1.290               --
                                                       2006      1.071          1.233               --
                                                       2005      1.056          1.071               --
                                                       2004      1.000          1.056               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (8/02).............................................  2007      1.031          1.071               --
                                                       2006      1.015          1.031               --
                                                       2005      0.990          1.015               --
                                                       2004      1.000          0.990               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (1/00).............................................  2007      1.222          1.261               --
                                                       2006      1.128          1.222           28,805
                                                       2005      1.053          1.128           29,935
                                                       2004      1.000          1.053               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (1/00).............................................  2007      1.178          1.227               --
                                                       2006      1.075          1.178               --
                                                       2005      1.064          1.075               --
                                                       2004      1.000          1.064               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.264          1.310               --
                                                       2006      1.106          1.264           21,522
                                                       2005      1.098          1.106           21,268
                                                       2004      1.000          1.098               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.338          1.470               --
                                                       2006      1.223          1.338           89,182
                                                       2005      1.159          1.223           84,335
                                                       2004      1.000          1.159               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.084          1.115               --
                                                       2005      1.070          1.084               --
                                                       2004      1.000          1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.262          1.305               --
                                                       2006      1.334          1.262               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.153          1.155            7,451
                                                       2006      1.101          1.153               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.366          1.428               --
                                                       2006      1.298          1.366               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.416          1.418               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.337          1.291              722
                                                       2006      1.263          1.337              725

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.531          1.480               --
                                                       2006      1.398          1.531               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.353          1.720           17,970
                                                       2006      1.328          1.353               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.234          1.087               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.171          1.213               --
                                                       2006      1.115          1.171               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.127          1.174               --
                                                       2006      1.082          1.127               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.071          1.085           69,200
                                                       2006      1.001          1.071           44,716

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.044          112,039
                                                       2006      1.002          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.164          1.269               --
                                                       2006      1.185          1.164               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.255          1.363               --
                                                       2006      1.272          1.255               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.149          2.691               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.693          1.766           19,783

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.381          1.449           39,490
                                                       2006      1.258          1.381           19,879

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.007           15,382
                                                       2006      1.003          1.212           15,382

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.064          1.119          288,096

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.275          1.305               --
                                                       2006      1.193          1.275               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.134          1.248               --
                                                       2006      1.085          1.134               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.200          252,291
                                                       2006      1.122          1.155          255,887

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.022          0.966          240,105
                                                       2006      1.003          1.022          239,180

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.102          1.294               --
                                                       2006      1.136          1.102               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.041          1.079               --
                                                       2006      1.009          1.041               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.018          1.042          142,532
                                                       2006      1.002          1.018           92,708

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.191          1.120               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.148          1.163            3,342
                                                       2006      1.140          1.148            3,342

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.197          1.215            5,624
                                                       2006      1.174          1.197            5,624

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.060               --
                                                       2006      1.002          1.054               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.066               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.065               --
                                                       2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.066               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.065               --
                                                       2006      1.002          1.053               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.201          1.219          193,805
                                                       2006      1.131          1.201          194,812

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.044          1.082          115,475
                                                       2006      0.996          1.044          115,370

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.130               --
                                                       2006      0.998          1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.142          1.182               --
                                                       2006      1.082          1.142            7,751

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.077          1.097               --
                                                       2006      1.047          1.077               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (3/02).....................  2006      0.996          1.002               --
                                                       2005      0.993          0.996           39,858
                                                       2004      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.094          1.302               --
                                                       2005      1.062          1.094               --
                                                       2004      1.000          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.042          1.059               --
                                                       2006      1.061          1.042          284,449
                                                       2005      1.066          1.061          234,345
                                                       2004      1.000          1.066               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (2/02)......................................  2007      1.055          1.118          328,819
                                                       2006      1.042          1.055          374,477
                                                       2005      1.043          1.042          357,636
                                                       2004      1.000          1.043           56,684

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (1/00).............................................  2007      1.206          1.297               --
                                                       2006      1.114          1.206               --
                                                       2005      1.066          1.114               --
                                                       2004      1.000          1.066               --

  Putnam VT International Equity Subaccount (Class
  IB) (5/02).........................................  2007      1.577          1.702               --
                                                       2006      1.266          1.577               --
                                                       2005      1.158          1.266               --
                                                       2004      1.000          1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (3/02).............................................  2007      1.422          1.514               --
                                                       2006      1.243          1.422            2,758
                                                       2005      1.192          1.243            2,876
                                                       2004      1.000          1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/02).............................................  2006      1.117          1.185               --
                                                       2005      1.053          1.117               --
                                                       2004      1.000          1.053               --

  Travelers Convertible Securities Subaccount
  (3/02).............................................  2006      1.019          1.082               --
                                                       2005      1.041          1.019               --
                                                       2004      1.000          1.041               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (3/02).............................................  2006      1.225          1.334               --
                                                       2005      1.118          1.225               --
                                                       2004      1.000          1.118               --

  Travelers Equity Income Subaccount (5/02)..........  2006      1.121          1.174               --
                                                       2005      1.101          1.121           18,454
                                                       2004      1.000          1.101               --

  Travelers Federated High Yield Subaccount (3/02)...  2006      1.077          1.101               --
                                                       2005      1.077          1.077               --
                                                       2004      1.000          1.077               --

  Travelers Federated Stock Subaccount (3/02)........  2006      1.107          1.143               --
                                                       2005      1.078          1.107               --
                                                       2004      1.000          1.078               --

  Travelers Large Cap Subaccount (6/02)..............  2006      1.110          1.140               --
                                                       2005      1.047          1.110               --
                                                       2004      1.000          1.047               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.103          1.169               --
                                                       2005      1.000          1.103               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.015          1.015               --
                                                       2005      1.006          1.015               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.049          1.083               --
                                                       2005      1.007          1.049               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.081          1.124               --
                                                       2005      1.000          1.081               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.026          1.043               --
                                                       2005      1.000          1.026               --

  Travelers Mercury Large Cap Core Subaccount
  (8/02).............................................  2006      1.227          1.298               --
                                                       2005      1.123          1.227               --
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      1.077          1.136               --
                                                       2005      1.072          1.077               --
                                                       2004      1.000          1.072               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (2/02)....  2006      1.099          1.131               --
                                                       2005      1.095          1.099          186,486
                                                       2004      1.000          1.095               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.168          1.258               --
                                                       2005      1.125          1.168           27,601
                                                       2004      1.000          1.125               --

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.221          1.398               --
                                                       2005      1.144          1.221               --
                                                       2004      1.000          1.144               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.128          1.193               --
                                                       2005      1.092          1.128               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.034          1.085               --
                                                       2005      1.035          1.034               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.122               --
                                                       2005      1.103          1.114          159,981
                                                       2004      1.000          1.103               --

  Travelers Quality Bond Subaccount (3/02)...........  2006      1.021          1.009               --
                                                       2005      1.031          1.021               --
                                                       2004      1.000          1.031               --

  Travelers Strategic Equity Subaccount (4/02).......  2006      1.091          1.135               --
                                                       2005      1.097          1.091            2,635
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.109          1.272               --
                                                       2005      1.026          1.109               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.263               --
                                                       2005      1.000          1.104              728

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.090          1.047               --
                                                       2005      1.071          1.090               --
                                                       2004      1.000          1.071               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (3/02).............................................  2007      1.297          1.235               --
                                                       2006      1.147          1.297               --
                                                       2005      1.130          1.147               --
                                                       2004      1.000          1.130               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (3/02).............................................  2007      1.135          1.244               --
                                                       2006      1.090          1.135               --
                                                       2005      1.036          1.090               --
                                                       2004      1.000          1.036               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM V.I. Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund- merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust- merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust- merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio- merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

             PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT CHARGES 1.85%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.078          1.153                 --
                                                       2006      1.000          1.078            204,822

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.034          1.085                 --
                                                       2005      0.997          1.034            306,578
                                                       2004      0.960          0.997            445,049
                                                       2003      0.782          0.960            443,311
                                                       2002      1.142          0.782            326,594
                                                       2001      1.000          1.142             72,644

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.166          1.138                 --
                                                       2005      1.034          1.166            244,221
                                                       2004      0.973          1.034            458,633
                                                       2003      0.803          0.973            483,364
                                                       2002      1.183          0.803            440,010
                                                       2001      1.000          1.183             25,673

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.950          2.198          1,462,736
                                                       2006      1.649          1.950          1,779,732
                                                       2005      1.473          1.649          1,914,049
                                                       2004      1.322          1.473          1,965,953
                                                       2003      0.995          1.322          1,577,762
                                                       2002      1.188          0.995            579,448
                                                       2001      1.000          1.188             53,009

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.681          1.854          4,830,443
                                                       2006      1.553          1.681          6,204,083
                                                       2005      1.362          1.553          6,908,813
                                                       2004      1.233          1.362          7,498,271
                                                       2003      0.918          1.233          6,289,036
                                                       2002      1.238          0.918          2,672,503
                                                       2001      1.000          1.238            328,550

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.517          1.564          4,296,674
                                                       2006      1.341          1.517          5,744,650
                                                       2005      1.291          1.341          6,617,005
                                                       2004      1.191          1.291          7,869,519
                                                       2003      0.916          1.191          6,886,746
                                                       2002      1.143          0.916          3,517,428
                                                       2001      1.000          1.143            483,056

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.297          1.282                 --
                                                       2005      1.117          1.297            200,941
                                                       2004      0.952          1.117            274,552
                                                       2003      0.777          0.952            276,632
                                                       2002      1.000          0.777            223,435

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/02).............................................  2007      2.251          2.356                 --
                                                       2006      1.730          2.251             41,038
                                                       2005      1.377          1.730             49,971
                                                       2004      1.123          1.377            102,493
                                                       2003      0.801          1.123            107,770
                                                       2002      1.000          0.801             50,280

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.703          2.217                 --
                                                       2005      1.618          1.703            399,140
                                                       2004      1.255          1.618            534,356
                                                       2003      0.953          1.255            420,706
                                                       2002      1.000          0.953            169,208

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.149          1.208             94,038
                                                       2006      1.005          1.149            107,652
                                                       2005      0.981          1.005            113,162
                                                       2004      0.951          0.981            113,107
                                                       2003      0.799          0.951            229,583
                                                       2002      1.000          0.799            136,153

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.124          0.982            396,825
                                                       2006      1.104          1.124            480,027
                                                       2005      1.063          1.104            610,789
                                                       2004      0.972          1.063            811,595
                                                       2003      0.752          0.972            795,333
                                                       2002      1.000          0.752            429,565

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                 --
                                                       2005      1.204          1.302             60,422
                                                       2004      1.074          1.204             34,482
                                                       2003      1.000          1.074              5,122

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.447                 --
                                                       2005      1.202          1.299            117,915
                                                       2004      1.067          1.202             26,373
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.545          1.779            443,711
                                                       2006      1.412          1.545            486,927
                                                       2005      1.233          1.412            537,353
                                                       2004      1.091          1.233            796,095
                                                       2003      0.867          1.091            530,106
                                                       2002      1.000          0.867            290,464

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.393          1.460            170,247
                                                       2006      1.247          1.393            171,791
                                                       2005      1.053          1.247            173,750
                                                       2004      1.059          1.053            191,175
                                                       2003      0.863          1.059            189,423
                                                       2002      1.000          0.863            163,295

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.813          2.053          1,062,985
                                                       2006      1.643          1.813          1,263,253
                                                       2005      1.418          1.643          1,771,018
                                                       2004      1.159          1.418          1,933,959
                                                       2003      0.854          1.159          1,521,044
                                                       2002      1.000          0.854            558,775

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.242          1.443                 --
                                                       2005      1.144          1.242          1,734,260
                                                       2004      1.035          1.144          1,999,529
                                                       2003      0.842          1.035          1,608,369
                                                       2002      1.000          0.842            719,789

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.780          3.515            484,642
                                                       2006      2.211          2.780            643,439
                                                       2005      1.767          2.211            838,387
                                                       2004      1.444          1.767            538,483
                                                       2003      1.000          1.444             73,437

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.766          2.001          1,389,027
                                                       2006      1.481          1.766          1,658,197
                                                       2005      1.369          1.481          2,258,919
                                                       2004      1.177          1.369          1,963,706
                                                       2003      0.907          1.177          1,293,188
                                                       2002      1.134          0.907            589,742
                                                       2001      1.000          1.134             29,133

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.246          1.490                 --
                                                       2005      1.166          1.246            439,470
                                                       2004      1.024          1.166            662,918
                                                       2003      0.789          1.024            314,762
                                                       2002      1.000          0.789            130,925

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.061          1.084                 --
                                                       2005      1.067          1.061             55,179
                                                       2004      0.989          1.067                 --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.144          1.181                 --
                                                       2005      1.082          1.144            224,786
                                                       2004      1.018          1.082            232,165
                                                       2003      0.912          1.018            226,801
                                                       2002      1.000          0.912            192,627

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.174          1.403             11,118
                                                       2006      1.125          1.174             10,923
                                                       2005      1.020          1.125             12,895
                                                       2004      0.910          1.020             13,043
                                                       2003      0.734          0.910             12,999
                                                       2002      1.000          0.734              2,339

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.026          1.226             14,890
                                                       2006      0.970          1.026             14,621
                                                       2005      0.885          0.970             17,017
                                                       2004      0.897          0.885            107,994
                                                       2003      0.624          0.897            111,827
                                                       2002      1.000          0.624              9,994

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.105          1.186             15,163
                                                       2006      0.955          1.105             16,772
                                                       2005      0.921          0.955             37,932
                                                       2004      0.898          0.921             70,179
                                                       2003      0.739          0.898             71,689
                                                       2002      1.000          0.739            102,057

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.534          1.717                 --
                                                       2005      1.502          1.534            237,592
                                                       2004      1.332          1.502            247,135
                                                       2003      1.000          1.332             80,414

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.385          1.333          3,650,279

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.428          1.476          1,645,508

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.365          1.406            781,480
                                                       2006      1.208          1.365          1,061,629
                                                       2005      1.180          1.208          1,239,450
                                                       2004      1.091          1.180          2,117,905
                                                       2003      0.870          1.091          2,036,010
                                                       2002      1.141          0.870            903,725
                                                       2001      1.000          1.141             46,322

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.606          1.536          3,736,032

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.463          1.493          1,248,471
                                                       2006      1.261          1.463            702,579
                                                       2005      1.205          1.261          1,173,271
                                                       2004      1.112          1.205          1,380,340
                                                       2003      0.856          1.112            997,741
                                                       2002      1.134          0.856            806,373
                                                       2001      1.000          1.134             76,156

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.366          1.365            956,170

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.515          1.636            465,478
                                                       2006      1.369          1.515            502,492
                                                       2005      1.329          1.369            983,324
                                                       2004      1.176          1.329          1,076,083
                                                       2003      0.805          1.176          1,094,670
                                                       2002      1.255          0.805            354,038
                                                       2001      1.000          1.255              3,283

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.170          1.274                 --
                                                       2006      1.107          1.170                 --
                                                       2005      1.080          1.107                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.013            270,386
                                                       2006      0.996          1.018            273,132
                                                       2005      0.991          0.996            453,573
                                                       2004      0.998          0.991            429,944
                                                       2003      1.000          0.998            109,660

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.426          1.494                 --
                                                       2006      1.229          1.426          1,799,672
                                                       2005      1.204          1.229          2,575,093
                                                       2004      1.132          1.204          3,132,904
                                                       2003      0.829          1.132          2,830,329
                                                       2002      1.127          0.829          1,972,141
                                                       2001      1.000          1.127            277,708

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.180          1.229                 --
                                                       2006      1.154          1.180            109,686
                                                       2005      1.117          1.154            153,668
                                                       2004      1.132          1.117            294,225
                                                       2003      0.798          1.132             90,125
                                                       2002      1.000          0.798             14,568

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (1/00).............................................  2007      1.309          1.354                 --
                                                       2006      1.200          1.309             55,251
                                                       2005      1.113          1.200             56,448
                                                       2004      1.039          1.113             65,449
                                                       2003      0.755          1.039             48,254
                                                       2002      1.000          0.755              2,659

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.218          1.271                 --
                                                       2006      1.103          1.218             13,761
                                                       2005      1.085          1.103             17,623
                                                       2004      1.019          1.085             19,509
                                                       2003      0.798          1.019             31,671
                                                       2002      1.000          0.798             16,195

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.601          1.663                 --
                                                       2006      1.391          1.601            353,400
                                                       2005      1.372          1.391            395,149
                                                       2004      1.241          1.372            374,495
                                                       2003      1.000          1.241            244,664

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.790          1.971                 --
                                                       2006      1.625          1.790            540,138
                                                       2005      1.529          1.625            961,887
                                                       2004      1.256          1.529            710,264
                                                       2003      1.000          1.256            316,447

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.096          1.130                 --
                                                       2005      1.075          1.096                 --
                                                       2004      1.015          1.075                 --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.363          1.419            197,773
                                                       2006      1.434          1.363            231,949

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.401          1.413            185,227
                                                       2006      1.331          1.401            218,415

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.412          1.480                 --
                                                       2006      1.336          1.412            178,351

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.467          1.476             77,617

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.353          1.315             21,980
                                                       2006      1.271          1.353                 --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.641          1.597            422,554
                                                       2006      1.492          1.641            427,771

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.312          1.680             67,688
                                                       2006      1.282          1.312             98,813

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.251          1.107                142

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.192          1.244                 --
                                                       2006      1.130          1.192                 --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.329          1.394            217,266
                                                       2006      1.270          1.329            243,952

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.076          1.098            549,766
                                                       2006      1.001          1.076            537,046

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.057            943,546
                                                       2006      1.002          1.070              9,137

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.340          1.472            342,850
                                                       2006      1.359          1.340            369,237

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.269          1.388             29,741
                                                       2006      1.281          1.269              1,699

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.341          2.945             33,224

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.967          2.062            434,422

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.393          1.472            215,059
                                                       2006      1.262          1.393            113,433

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.019            538,800
                                                       2006      1.003          1.218            687,855

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.133          1.197            551,313

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.567          1.615             18,664
                                                       2006      1.460          1.567             13,451

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.147          1.265                 --
                                                       2006      1.092          1.147                168

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.214             91,542
                                                       2006      1.122          1.160            939,707

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.978          1,386,059
                                                       2006      1.003          1.027            536,318

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.862          1.019            660,708
                                                       2006      0.885          0.862            762,364

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.165          1.201            404,750

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.016          1.047            198,257
                                                       2006      0.995          1.016            129,414

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.217          1.150            247,579

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.227          1.252            934,700
                                                       2006      1.212          1.227          1,173,634

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.462          1.494          1,381,550
                                                       2006      1.428          1.462          1,625,768

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.073             71,856
                                                       2006      1.002          1.059             76,739

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.079             88,632
                                                       2006      1.001          1.041            129,591

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.078             38,583
                                                       2006      1.002          1.047              3,377

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.078            104,673
                                                       2006      1.002          1.053             54,976

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.078          3,533,680
                                                       2006      1.002          1.058          3,744,117

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.399          1.431          5,565,988
                                                       2006      1.311          1.399          6,782,019

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.095            840,013
                                                       2006      0.996          1.049            703,434

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.143            230,589
                                                       2006      0.998          1.067            298,379

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.150          1.192                 --
                                                       2006      1.084          1.150             55,171

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.069          1.097              5,256
                                                       2006      1.035          1.069              5,154

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.987          0.995                 --
                                                       2005      0.977          0.987            150,830
                                                       2004      0.986          0.977            673,304
                                                       2003      0.996          0.986            855,860
                                                       2002      1.000          0.996            802,446

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.111          1.329                 --
                                                       2005      1.071          1.111                 --
                                                       2004      0.987          1.071                 --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.107          1.128                 --
                                                       2006      1.119          1.107          1,144,215
                                                       2005      1.117          1.119          1,495,964
                                                       2004      1.045          1.117          2,231,285
                                                       2003      1.000          1.045          1,039,141

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.169          1.248          5,969,244
                                                       2006      1.146          1.169          7,635,347
                                                       2005      1.140          1.146         10,573,072
                                                       2004      1.107          1.140         14,158,270
                                                       2003      1.074          1.107         14,489,686
                                                       2002      1.003          1.074          8,698,076
                                                       2001      1.000          1.003            284,980

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.339          1.450             53,152
                                                       2006      1.228          1.339             58,001
                                                       2005      1.167          1.228             84,952
                                                       2004      1.105          1.167            165,358
                                                       2003      0.853          1.105            176,949
                                                       2002      1.233          0.853            126,575
                                                       2001      1.000          1.233             19,152

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.828          1.977                 --
                                                       2006      1.458          1.828            502,241
                                                       2005      1.323          1.458            375,153
                                                       2004      1.160          1.323            516,700
                                                       2003      0.919          1.160            603,425
                                                       2002      1.138          0.919            285,369
                                                       2001      1.000          1.138             52,475

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      2.157          2.302                 --
                                                       2006      1.874          2.157            619,859
                                                       2005      1.783          1.874            844,247
                                                       2004      1.439          1.783          1,134,138
                                                       2003      0.980          1.439          1,081,087
                                                       2002      1.221          0.980            712,422
                                                       2001      1.000          1.221             16,781

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.277          1.359                 --
                                                       2005      1.196          1.277            434,982
                                                       2004      1.144          1.196            595,498
                                                       2003      0.901          1.144            327,479
                                                       2002      1.206          0.901             82,566
                                                       2001      1.000          1.206              3,553

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.193          1.270                 --
                                                       2005      1.211          1.193            311,252
                                                       2004      1.160          1.211          2,407,328
                                                       2003      0.936          1.160            639,427
                                                       2002      1.000          0.936            170,593

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.314          1.434                 --
                                                       2005      1.191          1.314            256,661
                                                       2004      1.042          1.191            266,416
                                                       2003      0.793          1.042            313,401
                                                       2002      1.000          0.793             58,105

  Travelers Equity Income Subaccount (11/01).........  2006      1.360          1.428                 --
                                                       2005      1.326          1.360          2,251,835
                                                       2004      1.229          1.326          2,433,328
                                                       2003      0.955          1.229          1,969,032
                                                       2002      1.130          0.955            718,818
                                                       2001      1.000          1.130             27,813

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.300          1.331                 --
                                                       2005      1.291          1.300            745,362
                                                       2004      1.191          1.291            991,656
                                                       2003      0.991          1.191            960,744
                                                       2002      1.000          0.991             93,591

  Travelers Federated Stock Subaccount (9/02)........  2006      1.100          1.138                 --
                                                       2005      1.064          1.100             77,154
                                                       2004      0.980          1.064             79,394
                                                       2003      0.782          0.980             84,271
                                                       2002      1.000          0.782             17,425

  Travelers Large Cap Subaccount (10/01).............  2006      1.177          1.212                 --
                                                       2005      1.103          1.177          1,103,383
                                                       2004      1.055          1.103            915,748
                                                       2003      0.862          1.055            794,841
                                                       2002      1.138          0.862            226,191
                                                       2001      1.000          1.138             36,628

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.177                 --
                                                       2005      1.045          1.108                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.000          1.019             86,058

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.000          1.053             78,054

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.017          1.086          3,561,326

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.049                 --
                                                       2005      1.011          1.030                 --

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.259          1.336                 --
                                                       2005      1.145          1.259            194,233
                                                       2004      1.006          1.145            273,915
                                                       2003      0.846          1.006            172,694
                                                       2002      1.151          0.846            159,360
                                                       2001      1.000          1.151                614

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.837          0.885                 --
                                                       2005      0.827          0.837          1,016,433
                                                       2004      0.738          0.827            768,481
                                                       2003      0.549          0.738            783,843
                                                       2002      1.000          0.549            222,429

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.271          1.311                 --
                                                       2005      1.258          1.271          9,648,193
                                                       2004      1.150          1.258         10,625,367
                                                       2003      1.005          1.150          9,375,765
                                                       2002      1.081          1.005          4,154,038
                                                       2001      1.000          1.081            348,528

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.169          1.262                 --
                                                       2005      1.119          1.169            108,277
                                                       2004      0.972          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.300          1.492                 --
                                                       2005      1.209          1.300            424,780
                                                       2004      1.064          1.209            404,686
                                                       2003      0.843          1.064            261,140
                                                       2002      1.000          0.843             35,971

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.377          1.460                 --
                                                       2005      1.324          1.377             25,462
                                                       2004      1.213          1.324             30,145
                                                       2003      1.000          1.213             22,941

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.092                 --
                                                       2005      1.000          1.038                209

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.122                 --
                                                       2005      1.092          1.112            176,162
                                                       2004      0.983          1.092              7,354

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.121          1.110                 --
                                                       2005      1.124          1.121            760,051
                                                       2004      1.108          1.124          1,333,327
                                                       2003      1.055          1.108          1,212,574
                                                       2002      1.000          1.055            544,484

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.056          1.101                 --
                                                       2005      1.054          1.056            738,970
                                                       2004      0.974          1.054            840,779
                                                       2003      0.749          0.974            875,861
                                                       2002      1.148          0.749            654,693
                                                       2001      1.000          1.148            122,403

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.281                 --
                                                       2005      1.000          1.113                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                 --
                                                       2005      1.005          1.109                 --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.075          1.035                 --
                                                       2005      1.049          1.075              4,894
                                                       2004      0.984          1.049                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.319          1.265            589,448
                                                       2006      1.158          1.319            675,931
                                                       2005      1.133          1.158            784,448
                                                       2004      0.983          1.133          1,107,608
                                                       2003      0.766          0.983          1,094,511
                                                       2002      1.000          0.766            665,542

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.010          1.114             53,456
                                                       2006      0.963          1.010             53,468
                                                       2005      0.909          0.963             66,019
                                                       2004      0.893          0.909             66,034
                                                       2003      0.723          0.893             71,388
                                                       2002      1.000          0.723             78,186




             PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT CHARGES 2.55%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.073          1.145               --
                                                       2006      1.000          1.073               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.080          1.131               --
                                                       2005      1.049          1.080               --
                                                       2004      1.000          1.049               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.184          1.146               --
                                                       2005      1.057          1.184               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.452          1.625               --
                                                       2006      1.237          1.452           13,901
                                                       2005      1.112          1.237               --
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.320          1.446          116,451
                                                       2006      1.229          1.320          110,364
                                                       2005      1.085          1.229          111,863
                                                       2004      1.000          1.085              758

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.233          1.262           53,521
                                                       2006      1.097          1.233           44,828
                                                       2005      1.064          1.097           20,129
                                                       2004      1.000          1.064              766

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.346          1.328               --
                                                       2005      1.168          1.346               --
                                                       2004      1.000          1.168               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/02).............................................  2007      2.071          2.163               --
                                                       2006      1.603          2.071               --
                                                       2005      1.285          1.603               --
                                                       2004      1.000          1.285               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.344          1.738               --
                                                       2005      1.286          1.344               --
                                                       2004      1.000          1.286               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.180          1.232               --
                                                       2006      1.039          1.180               --
                                                       2005      1.021          1.039               --
                                                       2004      1.000          1.021               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.140          0.988           12,899
                                                       2006      1.127          1.140           10,895
                                                       2005      1.092          1.127            6,832
                                                       2004      1.000          1.092               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.198          1.299               --
                                                       2005      1.116          1.198               --
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.200          1.334               --
                                                       2005      1.118          1.200            7,071
                                                       2004      1.000          1.118              740

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.366          1.562           45,382
                                                       2006      1.258          1.366            9,111
                                                       2005      1.106          1.258           54,738
                                                       2004      1.000          1.106               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.356          1.411               --
                                                       2006      1.222          1.356               --
                                                       2005      1.039          1.222               --
                                                       2004      1.000          1.039               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.546          1.737           16,917
                                                       2006      1.410          1.546           26,678
                                                       2005      1.226          1.410           46,585
                                                       2004      1.000          1.226           19,636

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.184          1.367               --
                                                       2005      1.099          1.184           12,050
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.955          2.454            6,701
                                                       2006      1.566          1.955            9,036
                                                       2005      1.260          1.566           10,108
                                                       2004      1.000          1.260           11,772

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.468          1.653           21,068
                                                       2006      1.240          1.468           98,345
                                                       2005      1.155          1.240          106,151
                                                       2004      1.000          1.155           63,377

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.187          1.409               --
                                                       2005      1.118          1.187           59,083
                                                       2004      1.000          1.118               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.061          1.082               --
                                                       2005      1.075          1.061              257
                                                       2004      1.000          1.075              246

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.120          1.153               --
                                                       2005      1.067          1.120               --
                                                       2004      1.000          1.067               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.178          1.397               --
                                                       2006      1.136          1.178               --
                                                       2005      1.038          1.136               --
                                                       2004      1.000          1.038               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.202          1.426               --
                                                       2006      1.143          1.202               --
                                                       2005      1.051          1.143               --
                                                       2004      1.000          1.051               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.285          1.370               --
                                                       2006      1.117          1.285               --
                                                       2005      1.086          1.117               --
                                                       2004      1.000          1.086               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.140          1.269               --
                                                       2005      1.125          1.140           85,885
                                                       2004      1.000          1.125           64,090

Legg Mason Partners Variable Equity Trust
  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.234          1.269               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.219          1.247               --
                                                       2006      1.086          1.219               --
                                                       2005      1.069          1.086               --
                                                       2004      1.000          1.069               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.275          1.213               --

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.291          1.308               --
                                                       2006      1.120          1.291               --
                                                       2005      1.078          1.120               --
                                                       2004      1.000          1.078               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.067          1.062               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.309          1.404               --
                                                       2006      1.191          1.309               --
                                                       2005      1.165          1.191               --
                                                       2004      1.000          1.165               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.148          1.241               --
                                                       2006      1.093          1.148               --
                                                       2005      1.023          1.093               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.009          0.997               --
                                                       2006      0.995          1.009               --
                                                       2005      0.997          0.995               --
                                                       2004      1.000          0.997               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.233          1.290               --
                                                       2006      1.071          1.233               --
                                                       2005      1.056          1.071               --
                                                       2004      1.000          1.056               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.031          1.071               --
                                                       2006      1.015          1.031               --
                                                       2005      0.990          1.015               --
                                                       2004      1.000          0.990               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (1/00).............................................  2007      1.222          1.261               --
                                                       2006      1.128          1.222               --
                                                       2005      1.053          1.128               --
                                                       2004      1.000          1.053               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.178          1.227               --
                                                       2006      1.075          1.178               --
                                                       2005      1.064          1.075               --
                                                       2004      1.000          1.064               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.264          1.310               --
                                                       2006      1.106          1.264               --
                                                       2005      1.098          1.106            7,639
                                                       2004      1.000          1.098               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.338          1.470               --
                                                       2006      1.223          1.338           76,096
                                                       2005      1.159          1.223           77,371
                                                       2004      1.000          1.159           63,332

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.084          1.115               --
                                                       2005      1.070          1.084               --
                                                       2004      1.013          1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.262          1.305               --
                                                       2006      1.334          1.262               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.153          1.155              282
                                                       2006      1.101          1.153               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.366          1.428               --
                                                       2006      1.298          1.366           64,367

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.416          1.418           65,276

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.337          1.291           11,076
                                                       2006      1.263          1.337               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.531          1.480           31,902
                                                       2006      1.398          1.531               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.353          1.720               --
                                                       2006      1.328          1.353               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.234          1.087               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.171          1.213               --
                                                       2006      1.115          1.171               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.127          1.174               --
                                                       2006      1.082          1.127               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.071          1.085               --
                                                       2006      1.001          1.071               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.044           34,294
                                                       2006      1.002          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.164          1.269               --
                                                       2006      1.185          1.164               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.255          1.363               --
                                                       2006      1.272          1.255               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.149          2.691               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.693          1.766           19,985

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.381          1.449           76,401
                                                       2006      1.258          1.381           57,453

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.007            8,543
                                                       2006      1.003          1.212               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.064          1.119              305

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.275          1.305           23,018
                                                       2006      1.193          1.275               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.134          1.248               --
                                                       2006      1.085          1.134               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.200           24,507
                                                       2006      1.122          1.155               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.022          0.966           82,047
                                                       2006      1.003          1.022          116,093

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.102          1.294               --
                                                       2006      1.136          1.102               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.051          1.079               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.018          1.042               --
                                                       2006      1.002          1.018          158,944

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.191          1.120               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.148          1.163               --
                                                       2006      1.140          1.148               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.197          1.215               --
                                                       2006      1.174          1.197               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.060           29,813
                                                       2006      1.002          1.054           30,598

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.066               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.065               --
                                                       2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.066               --
                                                       2006      1.002          1.048          286,616

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.065          225,359
                                                       2006      1.002          1.053          224,275

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.201          1.219           54,046
                                                       2006      1.131          1.201           48,342

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.044          1.082           64,837
                                                       2006      0.996          1.044           36,993

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.130               --
                                                       2006      0.998          1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.142          1.182               --
                                                       2006      1.082          1.142              272

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.077          1.097              304
                                                       2006      1.047          1.077              282

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.996          1.002               --
                                                       2005      0.993          0.996               --
                                                       2004      1.000          0.993               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.094          1.302               --
                                                       2005      1.062          1.094               --
                                                       2004      0.981          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.042          1.059               --
                                                       2006      1.061          1.042           69,629
                                                       2005      1.066          1.061           64,499
                                                       2004      1.000          1.066           60,172

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.055          1.118           55,750
                                                       2006      1.042          1.055              288
                                                       2005      1.043          1.042              261
                                                       2004      1.000          1.043              249

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.206          1.297               --
                                                       2006      1.114          1.206               --
                                                       2005      1.066          1.114               --
                                                       2004      1.000          1.066               --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.577          1.702               --
                                                       2006      1.266          1.577               --
                                                       2005      1.158          1.266               --
                                                       2004      1.000          1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      1.422          1.514               --
                                                       2006      1.243          1.422           12,587
                                                       2005      1.192          1.243           16,915
                                                       2004      1.000          1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.117          1.185               --
                                                       2005      1.053          1.117               --
                                                       2004      1.000          1.053               --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.019          1.082               --
                                                       2005      1.041          1.019               --
                                                       2004      1.000          1.041               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.225          1.334               --
                                                       2005      1.118          1.225               --
                                                       2004      1.000          1.118               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (11/01).........  2006      1.121          1.174               --
                                                       2005      1.101          1.121               --
                                                       2004      1.000          1.101               --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.077          1.101               --
                                                       2005      1.077          1.077               --
                                                       2004      1.000          1.077               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.107          1.143               --
                                                       2005      1.078          1.107               --
                                                       2004      1.000          1.078               --

  Travelers Large Cap Subaccount (10/01).............  2006      1.110          1.140               --
                                                       2005      1.047          1.110               --
                                                       2004      1.000          1.047               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.103          1.169               --
                                                       2005      1.044          1.103           26,398

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.015          1.015               --
                                                       2005      1.000          1.015               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.049          1.083               --
                                                       2005      1.000          1.049               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.081          1.124               --
                                                       2005      1.017          1.081          456,630

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.026          1.043               --
                                                       2005      1.010          1.026               --

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.227          1.298               --
                                                       2005      1.123          1.227           79,209
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.077          1.136               --
                                                       2005      1.072          1.077               --
                                                       2004      1.000          1.072               --

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.099          1.131               --
                                                       2005      1.095          1.099           82,443
                                                       2004      1.000          1.095              983

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.168          1.258               --
                                                       2005      1.125          1.168               --
                                                       2004      1.000          1.125               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.221          1.398               --
                                                       2005      1.144          1.221               --
                                                       2004      1.000          1.144               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.128          1.193               --
                                                       2005      1.092          1.128               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.034          1.085               --
                                                       2005      1.000          1.034               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.122               --
                                                       2005      1.103          1.114               --
                                                       2004      1.000          1.103               --

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.021          1.009               --
                                                       2005      1.031          1.021               --
                                                       2004      1.000          1.031               --

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.091          1.135               --
                                                       2005      1.097          1.091               --
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.109          1.272               --
                                                       2005      1.000          1.109               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.263               --
                                                       2005      1.004          1.104               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.090          1.047               --
                                                       2005      1.071          1.090              252
                                                       2004      1.000          1.071              242

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.297          1.235           84,309
                                                       2006      1.147          1.297           83,915
                                                       2005      1.130          1.147           80,902
                                                       2004      1.000          1.130               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.135          1.244               --
                                                       2006      1.090          1.135               --
                                                       2005      1.036          1.090               --
                                                       2004      1.000          1.036               --

* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM V.I. Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund- merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust- merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust- merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio- merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock                   Lazard Mid Cap Portfolio -- Class A
     Portfolio -- Class A
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Appreciation Portfolio -- Initial Shares     Davis Venture Value Portfolio -- Class A
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Developing Leaders Portfolio -- Initial      T. Rowe Price Small Cap Growth
     Shares                                         Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
JANUS ASPEN SERIES                             METROPOLITAN SERIES FUND, INC.
  Worldwide Growth Portfolio -- Service        Oppenheimer Global Equity Portfolio -- Class
     Shares                                         B
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT Discovery Growth Fund -- Class IB  Van Kampen Mid Cap Growth Portfolio -- Class
                                                    B

                                   APPENDIX D

--------------------------------------------------------------------------------

THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-04-08-81-82-83. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-04-08-81-82-83.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-04-08-81-82-83

[ ] MLAC-Book-04-08-81-82-83

               PORTFOLIO ARCHITECT L VARIABLE ANNUITY PROSPECTUS:

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES

                                 APRIL 28, 2008

This prospectus describes PORTFOLIO ARCHITECT L VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Lord Abbett Bond Debenture
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Lord Abbett Growth and Income
  American Funds Growth-Income Fund                   Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE                     Lord Abbett Mid Cap Value
  PRODUCTS -- SERVICE CLASS 2                         Portfolio -- Class B
  Contrafund(R) Portfolio                          Met/AIM Capital Appreciation
  Mid Cap Portfolio                                   Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Met/AIM Small Cap Growth Portfolio -- Class
  TRUST -- CLASS 2                                    A
  Templeton Foreign Securities Fund                MFS(R) Emerging Markets Equity
JANUS ASPEN SERIES -- SERVICE SHARES                  Portfolio -- Class B
  Global Technology Portfolio                      PIMCO Inflation Protected Bond
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class A
  Legg Mason Partners Variable Aggressive          Pioneer Fund Portfolio -- Class A
     Growth Portfolio -- Class I                   Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Appreciation           A
     Portfolio -- Class I                          Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Fundamental         BlackRock Aggressive Growth
     Value Portfolio -- Class I                       Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class A
     Portfolio -- Class I                          BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Large Cap           Davis Venture Value Portfolio -- Class A
     Growth Portfolio -- Class I                   FI Large Cap Portfolio -- Class A
  Legg Mason Partners Variable Small Cap           FI Value Leaders Portfolio -- Class D
     Growth Portfolio -- Class I                   MetLife Aggressive Allocation
  Legg Mason Partners Variable Social                 Portfolio -- Class B
     Awareness Portfolio                           MetLife Conservative Allocation
LEGG MASON PARTNERS VARIABLE INCOME TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Adjustable          MetLife Conservative to Moderate Allocation
     Rate Income Portfolio                            Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock High Yield Portfolio -- Class A           Portfolio -- Class B
  BlackRock Large Cap Core Portfolio -- Class      MetLife Moderate to Aggressive Allocation
     E                                                Portfolio -- Class B
  Clarion Global Real Estate                       MFS(R) Total Return Portfolio -- Class F
     Portfolio -- Class A                          MFS(R) Value Portfolio -- Class A
  Dreman Small Cap Value Portfolio -- Class A      Oppenheimer Global Equity
  Harris Oakmark International                        Portfolio -- Class B
     Portfolio -- Class A                          T. Rowe Price Small Cap Growth
  Janus Forty Portfolio -- Class A                    Portfolio -- Class B
  Lazard Mid Cap Portfolio -- Class B              Western Asset Management U.S. Government
  Legg Mason Partners Managed Assets                  Portfolio -- Class A
     Portfolio -- Class A                        PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio
                                                 VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
                                                   Comstock Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9368 or access the SEC's website (http://www.sec.gov). See Appendix E for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS






                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Accumulation Units......................................................    16
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    22
CHARGES AND DEDUCTIONS..................................................    22
General.................................................................    22
Withdrawal Charge.......................................................    23
Free Withdrawal Allowance...............................................    24
Transfer Charge.........................................................    24
Administrative Charges..................................................    24
Mortality and Expense Risk Charge.......................................    24
Variable Liquidity Benefit Charge.......................................    24
Enhanced Stepped-Up Provision Charge....................................    25
Guaranteed Minimum Withdrawal Benefit Charge............................    25
Guaranteed Minimum Accumulation Benefit Charge..........................    25
Variable Funding Option Expenses........................................    25
Premium Tax.............................................................    25
Changes in Taxes Based upon Premium or Value............................    25
TRANSFERS...............................................................    25
Market Timing/Excessive Trading.........................................    26
Dollar Cost Averaging...................................................    28
ACCESS TO YOUR MONEY....................................................    29
Systematic Withdrawals..................................................    29
OWNERSHIP PROVISIONS....................................................    30
Types of Ownership......................................................    30
Contract Owner..........................................................    30
Beneficiary.............................................................    30
Annuitant...............................................................    30
DEATH BENEFIT...........................................................    31
Death Proceeds before the Maturity Date.................................    31
Enhanced Stepped-Up Provision ("E.S.P.")................................    33
Payment of Proceeds.....................................................    34
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    36
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    36
Planned Death Benefit...................................................    37
Death Proceeds after the Maturity Date..................................    37
LIVING BENEFITS.........................................................    37
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    37
Guaranteed Minimum Accumulation Benefit ("GMAB")........................    43
THE ANNUITY PERIOD......................................................    49
Maturity Date...........................................................    49
Allocation of Annuity...................................................    49
Variable Annuity........................................................    49
Fixed Annuity...........................................................    50
PAYMENTS OPTIONS........................................................    50
Election of Options.....................................................    50
Annuity Options.........................................................    50
Variable Liquidity Benefit..............................................    51
MISCELLANEOUS CONTRACT PROVISIONS.......................................    51
Right to Return.........................................................    51
Termination.............................................................    51
Required Reports........................................................    52
Suspension of Payments..................................................    52
THE SEPARATE ACCOUNTS...................................................    52
Performance Information.................................................    53
FEDERAL TAX CONSIDERATIONS..............................................    53
General Taxation of Annuities...........................................    53
Types of Contracts: Qualified and Non-qualified.........................    54
Qualified Annuity Contracts.............................................    54
Taxation of Qualified Annuity Contracts.................................    54
Mandatory Distributions for Qualified Plans.............................    55
Individual Retirement Annuities.........................................    55
Roth IRAs...............................................................    56
TSAs (ERISA and Non-ERISA)..............................................    56
Non-qualified Annuity Contracts.........................................    58
Diversification Requirements for Variable Annuities.....................    59
Ownership of the Investments............................................    59
Taxation of Death Benefit Proceeds......................................    60
Other Tax Considerations................................................    60
Treatment of Charges for Optional Benefits..............................    60
Guaranteed Minimum Withdrawal Benefits..................................    60
Puerto Rico Tax Considerations..........................................    60
Non-Resident Aliens.....................................................    61
Tax Credits and Deductions..............................................    61
OTHER INFORMATION.......................................................    61
The Insurance Company...................................................    61
Financial Statements....................................................    61
Distribution of Variable Annuity Contracts..............................    61
Conformity with State and Federal Laws..................................    63
Voting Rights...........................................................    63
Restrictions on Financial Transactions..................................    63
Legal Proceedings.......................................................    63
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT NINE FOR VARIABLE ANNUITIES...................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TEN FOR VARIABLE ANNUITIES....................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   E-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401(a), 403(b), 408(b), or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                     PORTFOLIO ARCHITECT L VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine") and MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Ten was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. However, this restriction does not apply to transfers that are a part of the dollar cost averaging program. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.60% for the Deferred Annual Step-Up, 1.70% for the Annual Step-Up and 1.90% for the Roll-Up Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 6%, decreasing to 0% after four full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), a charge equal to 0.50% annually will be deducted each business day from amounts in the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for four years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
         3 years                4 years               3%
        4+ years                                      0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after four years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
         3 years                4 years               3%
        4+ years                                      0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.60% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                             DEFERRED ANNUAL STEP UP    ANNUAL STEP-UP DEATH
                                            DEATH BENEFIT 'STANDARD'           BENEFIT          ROLL-UP DEATH BENEFIT
                                            ------------------------    --------------------    ---------------------
Mortality and Expense Risk Charge.......            1.60%(5)                  1.70%(5)                 1.90%(5)
Administrative Expense Charge...........            0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES
  WITH NO OPTIONAL FEATURES SELECTED....            1.75%                     1.85%                    2.05%
Optional E.S.P. Charge..................            0.20%                     0.20%                    0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES
  WITH E.S.P. ONLY SELECTED.............            1.95%                     2.05%                    2.25%
Optional GMAB Charge....................            0.50%                     0.50%                    0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES
  WITH GMAB ONLY SELECTED...............            2.25%                     2.35%                    2.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES
  WITH E.S.P. AND GMAB SELECTED(6)......            2.45%                     2.55%                    2.75%
Optional GMWB I Charge (maximum upon
  reset)................................            1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB II Charge (maximum upon
  reset)................................            1.00%(7)                  1.00%(7)                 1.00%(7)
Optional GMWB III Charge................            0.25%                     0.25%                    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES
  WITH GMWB I ONLY SELECTED.............            2.75%                     2.85%                    3.05%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES
  WITH GMWB II ONLY SELECTED............            2.75%                     2.85%                    3.05%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES
  WITH GMWB III ONLY SELECTED...........            2.00%                     2.10%                    2.30%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES
  WITH E.S.P. AND GMWB I SELECTED.......            2.95%                     3.05%                    3.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES
  WITH E.S.P. AND GMWB II SELECTED......            2.95%                     3.05%                    3.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES
  WITH E.S.P. AND GMWB III SELECTED.....            2.20%                     2.30%                    2.50%


---------
(5) We are waiving the following amounts of the Mortality and Expense Risk charge on these Subaccounts: 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio, 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, an amount equal to the underlying fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the underlying fund expenses that are in excess of 0.84% for the Subaccount investing in the T.Rowe Price Small Cap Growth Portfolio, and an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Oppenheimer Global Equity Portfolio.
(6)   GMAB and GMWB cannot both be elected.
(7) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9368.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.40%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  Contrafund(R) Portfolio........    0.56%       0.25%      0.09%           --          0.90%          --           0.90%
  Dynamic Capital Appreciation
     Portfolio+..................    0.56%       0.25%      0.23%           --          1.04%          --           1.04%
  Mid Cap Portfolio..............    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Life Sciences
     Portfolio+..................    0.64%       0.25%      0.45%           --          1.34%          --           1.34%
  Global Technology Portfolio....    0.64%       0.25%      0.18%         0.01%         1.08%          --           1.08%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++......    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I........    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
  Legg Mason Partners Variable
     Social Awareness
     Portfolio++.................    0.67%         --       0.38%           --          1.05%          --           1.05%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
MET INVESTORS SERIES TRUST
  BlackRock High Yield
     Portfolio -- Class A........    0.60%         --       0.13%           --          0.73%          --           0.73%
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class A++......    0.69%         --       0.07%           --          0.76%          --           0.76%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Legg Mason Partners Managed
     Assets Portfolio -- Class
     A...........................    0.50%         --       0.12%           --          0.62%          --           0.62%
  Lord Abbett Bond Debenture
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class A........    0.38%         --       0.06%           --          0.44%        0.01%          0.43%(6)
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%          0.39%(7)
  Davis Venture Value
     Portfolio -- Class A........    0.69%         --       0.04%           --          0.73%          --           0.73%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(8)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(8)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(8)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(8)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(8)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(9)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
  T. Rowe Price Small Cap Growth
     Portfolio -- Class B........    0.51%       0.25%      0.08%           --          0.84%          --           0.84%
  Western Asset Management U.S.
     Government
     Portfolio -- Class A........    0.49%         --       0.05%           --          0.54%          --           0.54%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio.............    0.56%       0.25%      0.03%           --          0.84%          --           0.84%
  Enterprise Portfolio+..........    0.50%       0.25%      0.17%           --          0.92%          --           0.92%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(8) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(9) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.

EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example do not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and a Guaranteed Minimum Withdrawal Benefit (assuming the maximum charge of 1.00% applies in all Contract Years).

                                                                                    IF CONTRACT IS NOT SURRENDERED OR
                                    IF CONTRACT IS SURRENDERED AT THE                ANNUITIZED AT THE END OF PERIOD
                                          END OF PERIOD SHOWN:                                  SHOWN**:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,082      $1,807      $2,413      $4,835       $482       $1,447      $2,413      $4,835
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $971      $1,483      $1.888      $3,867       $371       $1,123      $1,888      $3,867


                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Portfolio Architect L Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is available to owners and Annuitants age 80 or under as of the Contract Date.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                      ANNUITANT ON THE CONTRACT/RIDER DATE
------------------------------------------------------    -----------------------------------------------
Deferred Annual Step Up Death Benefit                                            75
Annual Step Up Death Benefit                                                     80
Roll Up Death Benefit                                                            75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9368.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the

Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9368 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
Contrafund(R) Portfolio            Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
Dynamic Capital Appreciation       Seeks capital appreciation.        Fidelity Management & Research
  Portfolio+                                                          Company
Mid Cap Portfolio                  Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Global Life Sciences Portfolio+    Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
Global Technology Portfolio        Seeks long-term capital growth.    Janus Capital Management LLC
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks capital appreciation and     Legg Mason Partners Fund Advisor,
  Social Awareness Portfolio       retention of net investment        LLC
                                   income.                            Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
MET INVESTORS SERIES TRUST
BlackRock High Yield               Seeks to maximize total return,    Met Investors Advisory, LLC
  Portfolio -- Class A             consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  A++                              capital.                           Subadviser: Lazard Asset
                                                                      Management LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Legg Mason Partners Managed        Seeks high total return.           Met Investors Advisory, LLC
  Assets Portfolio -- Class A                                         Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      Western Asset Management Company;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation,
                                                                      LLC
Lord Abbett Bond Debenture         Seeks high current income and the  Met Investors Advisory, LLC
  Portfolio -- Class A             opportunity for capital            Subadviser: Lord, Abbett & Co.
                                   appreciation to produce a high     LLC
                                   total return.
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class A             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
Davis Venture Value                Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class A                                                Subadviser: Davis Selected
                                                                      Advisers, L.P.
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
T. Rowe Price Small Cap Growth     Seeks long-term capital growth.    MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: T. Rowe Price
                                                                      Associates, Inc.
Western Asset Management U.S.      Seeks to maximize total return     MetLife Advisers, LLC
  Government Portfolio -- Class A  consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
Comstock Portfolio                 Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
Enterprise Portfolio+              Seeks capital appreciation         Van Kampen Asset Management
                                   through investments in securities
                                   believed by the Portfolio's
                                   investment adviser to have above
                                   average potential for capital
                                   appreciation.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for four years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
         3 years                4 years               3%
        4+ years                                      0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

Partial withdrawals will be prorated from all Underlying Funds unless you specify otherwise on the Surrender Request Form. If you request a Partial Withdrawal, the amount that you receive may be less than your requested withdrawal amount because we will deduct applicable taxes and charges, including the Withdrawal Charge, from your requested withdrawal amount. If you want the full requested withdrawal amount you must check the "Net" box on the Surrender Request Form and we will deduct the amount of applicable taxes and charges from your Contract Value so you can receive your full requested withdrawal amount.

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Deferred Annual Step-Up Death Benefit the M&E charge is 1.60% annually. If you choose the Annual Step-Up Death Benefit the M&E charge is 1.70% annually. If you choose the Roll-Up Death Benefit the M&E charge is 1.90%. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

 YEARS SINCE INITIAL PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
         3 years                4 years               3%
        4 +years                                      0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

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Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Templeton Foreign Securities Fund, Janus Aspen Global Life Sciences Portfolio, Janus Aspen Global Technology Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, Oppenheimer Global Equity Portfolio and T. Rowe Price Small Cap Growth Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program. In that event, transfers will be made from the Money Market Variable Funding Option.

                              ACCESS TO YOUR MONEY

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Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

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TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Please note that naming different persons as owner and Annuitant may affect whether certain benefits are payable, the amount of those benefits, and who will receive them. Use care when naming owners, Annuitants and beneficiaries, and consult your agent if you have questions.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

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Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

DEFERRED ANNUAL STEP-UP (STANDARD DEATH BENEFIT)
(NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE)

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your Adjusted Purchase Payment (see below) or*

     (3)  the Step-Up Value (if any, as described below)**

ANNUAL STEP-UP DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your Adjusted Purchase Payment (see below) or*

     (3)  the Step-Up Value (if any, as described below)**

ROLL-UP DEATH BENEFIT
(NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE CONTRACT DATE)

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If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below)*;
                                    -  the Step-Up Value, if any, as described
                                       below**
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)**
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If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below) or*
                                    -  the Step-Up Value, if any, as described below,
                                       or**
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)** on the Annuitant's 80th birthday,
                                       plus any additional Purchase Payments and
                                       minus any partial surrender reductions (as
                                       described below) that occur after the
                                       Annuitant's 80th birthday.
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* If you have elected a GMWB Rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value and Roll-Up Death Benefit Value will be subjected to the partial surrender reduction below even if you have elected the GMWB Rider (Principal Guarantee).

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below.

STEP-UP VALUE (FOR DEFERRED ANNUAL STEP-UP DEATH BENEFIT)

The Step-Up Value will initially equal the Contract Value on the fourth Contract Date Anniversary that occurs before the Annuitant's 80th birthday and before the Death Report Date. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a partial surrender reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below. If the Death Report Date or the Annuitant's 80th birthday is before the fourth Contract Date Anniversary, there is no Step-Up Value.

STEP-UP VALUE (FOR ANNUAL STEP-UP AND ROLL-UP DEATH BENEFITS)

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTIONS

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the Adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

EXAMPLE OF PARTIAL SURRENDER REDUCTION. For example, assume your current Contract Value is $55,000. If your current Adjusted Purchase Payment, Step-Up or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment, Step-Up or Roll-Up Value as follows:

           50,000 X (10,000/55,000) = 9,090

Your new Adjusted Purchase Payment, Step-Up or Roll-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Adjusted Purchase Payment, Step-Up or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment, Step-Up or Roll-Up Value as follows:

           50,000 X (10,000/30,000) = 16,666

Your new Adjusted Purchase Payment, Step-Up or Roll-Up Value would be 50,000-16,666, or $33,334.

If you have elected GMWB, and your death benefit is equal to a return of your Purchase Payments reduced by any applicable Partial Surrender Reduction, the Partial Surrender Reduction will not be applied to your death benefit. Instead, if you have made withdrawals under your Contract, your death benefit will be reduced by the amount of those withdrawals and any premium tax not previously deducted.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR CONTRACT OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments (described below) excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT IS EQUAL TO THE CONTRACT VALUE AS OF THE RIDER EFFECTIVE DATE. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

You new modified Purchase Payment would be 50,000-9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
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OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.

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OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
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NON-SPOUSAL JOINT OWNER (WHO IS NOT THE ANNUITANT)
The surviving joint owner.                                   Yes

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NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or if   The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
THE ANNUITANT)                                               continue the Contract.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or if   The spouse elects to           Yes
NOT THE ANNUITANT)            none, to the surviving joint   continue the Contract
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS     The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the Contract Owner.                                  Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. Spousal beneficiaries must choose to continue the Contract as allowed under the spousal contract continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. There is no additional charge to continue the Contract; however, all other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers several different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The several GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------

                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000      Not Applicable      $100,000         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $110,000         $100,000         $100,000         $90,000          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $10,000(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000         $100,000         $100,000         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $110,000      Not Applicable      $100,000         $110,000      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $120,000         $10,000          $110,000         $120,000         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $110,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/110,000] =
WITHDRAWAL           $100,000               $90,000               $10,000               $9,091                $10,000
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $90,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/90,000] =
WITHDRAWAL            $80,000               $88,889               $10,000               $11,111               $11,111
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B. We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                              CLASS B SUBACCOUNTS/UNDERLYING FUNDS
                    --------------------------------------------------------
                          LEGG MASON PARTNERS VARIABLE INCOME TRUST
                            Legg Mason Partners Variable Adjustable
                               Rate Income Portfolio
                          MET INVESTORS SERIES TRUST -- CLASS A
                            BlackRock High Yield Portfolio
                            Pioneer Strategic Income Portfolio
                            PIMCO Inflation Protected Bond Portfolio
                          METROPOLITAN SERIES FUND, INC. -- CLASS A
                            BlackRock Bond Income Portfolio
                            BlackRock Money Market Portfolio
                            Western Asset Management U.S. Government
                               Portfolio
                          PIMCO VARIABLE INSURANCE
                            TRUST -- ADMINISTRATIVE CLASS
                            Total Return Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time thirteen months after the Contract Date. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Nine and Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten. (See "The Insurance Company" .) Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Nine and Separate Account Ten with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Ten, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Ten and its assets. Pursuant to the merger, therefore, Separate Account Ten became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

         FOR METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      0.876          0.855               --
                                                       2005      0.776          0.876            2,359
                                                       2004      0.729          0.776            2,370
                                                       2003      0.601          0.729            2,374
                                                       2002      0.885          0.601               --
                                                       2001      1.000          0.885               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.472          1.662          179,147
                                                       2006      1.244          1.472          179,835
                                                       2005      1.110          1.244          189,172
                                                       2004      0.995          1.110           86,407
                                                       2003      0.749          0.995               --
                                                       2002      0.893          0.749               --
                                                       2001      1.000          0.893               --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.189          1.312          299,507
                                                       2006      1.097          1.189          338,528
                                                       2005      0.961          1.097          318,044
                                                       2004      0.869          0.961          142,633
                                                       2003      0.647          0.869              939
                                                       2002      0.871          0.647               --
                                                       2001      1.000          0.871               --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.276          1.317          351,218
                                                       2006      1.127          1.276          419,397
                                                       2005      1.084          1.127          484,514
                                                       2004      0.999          1.084          471,293
                                                       2003      0.768          0.999               --
                                                       2002      0.957          0.768               --
                                                       2001      1.000          0.957               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.302          1.287               --
                                                       2005      1.121          1.302           36,894
                                                       2004      0.954          1.121           20,151
                                                       2003      0.777          0.954           14,371
                                                       2002      1.000          0.777               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.709          2.227               --
                                                       2005      1.623          1.709           82,644
                                                       2004      1.257          1.623           59,655
                                                       2003      0.954          1.257           21,110
                                                       2002      1.000          0.954               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (3/02).....................................  2007      1.154          1.215           59,656
                                                       2006      1.009          1.154           59,007
                                                       2005      0.983          1.009           57,547
                                                       2004      0.953          0.983           47,720
                                                       2003      0.800          0.953            9,791
                                                       2002      1.000          0.800               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (3/02).....................................  2007      1.130          0.987           91,269
                                                       2006      1.108          1.130           91,096
                                                       2005      1.066          1.108           86,036
                                                       2004      0.974          1.066           43,035
                                                       2003      0.753          0.974               --
                                                       2002      1.000          0.753               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.305          1.419               --
                                                       2005      1.205          1.305           14,627
                                                       2004      1.074          1.205               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.451               --
                                                       2005      1.203          1.302            4,729
                                                       2004      1.067          1.203               --
                                                       2003      1.000          1.067               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (3/02).............................................  2007      1.552          1.789          102,562
                                                       2006      1.418          1.552          102,556
                                                       2005      1.237          1.418          110,785
                                                       2004      1.093          1.237           64,992
                                                       2003      0.867          1.093               --
                                                       2002      1.000          0.867               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (3/02)...........................  2007      1.400          1.468            8,873
                                                       2006      1.252          1.400            8,873
                                                       2005      1.055          1.252               --
                                                       2004      1.061          1.055               --
                                                       2003      0.864          1.061               --
                                                       2002      1.000          0.864               --

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.822          2.065          135,050
                                                       2006      1.650          1.822          142,333
                                                       2005      1.422          1.650          164,487
                                                       2004      1.161          1.422          102,705
                                                       2003      0.855          1.161              710
                                                       2002      1.000          0.855               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.246          1.450               --
                                                       2005      1.147          1.246           89,615
                                                       2004      1.036          1.147           60,112
                                                       2003      0.843          1.036               --
                                                       2002      1.000          0.843               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.791          3.531           60,585
                                                       2006      2.217          2.791           66,893
                                                       2005      1.770          2.217           60,250
                                                       2004      1.444          1.770           12,110
                                                       2003      1.000          1.444            1,599

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.398          1.586          122,603
                                                       2006      1.172          1.398           55,180
                                                       2005      1.082          1.172           17,880
                                                       2004      0.929          1.082               --
                                                       2003      0.715          0.929               --
                                                       2002      0.894          0.715               --
                                                       2001      1.000          0.894               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.251          1.497               --
                                                       2005      1.169          1.251          127,988
                                                       2004      1.026          1.169           71,930
                                                       2003      0.790          1.026               --
                                                       2002      1.000          0.790               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.063          1.086               --
                                                       2005      1.067          1.063           20,761
                                                       2004      1.000          1.067            7,175

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/02).............................................  2006      1.148          1.186               --
                                                       2005      1.085          1.148               --
                                                       2004      1.020          1.085               --
                                                       2003      0.913          1.020               --
                                                       2002      1.000          0.913               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (3/02)............................  2007      1.180          1.411               --
                                                       2006      1.129          1.180               --
                                                       2005      1.023          1.129               --
                                                       2004      0.911          1.023               --
                                                       2003      0.735          0.911               --
                                                       2002      1.000          0.735               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (3/02).....................................  2007      1.031          1.233            9,525
                                                       2006      0.973          1.031               --
                                                       2005      0.888          0.973               --
                                                       2004      0.898          0.888               --
                                                       2003      0.624          0.898               --
                                                       2002      1.000          0.624               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (3/02).....................................  2007      1.110          1.193           38,169
                                                       2006      0.958          1.110           38,894
                                                       2005      0.924          0.958           39,609
                                                       2004      0.899          0.924           26,988
                                                       2003      0.740          0.899           15,086
                                                       2002      1.000          0.740               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.538          1.723               --
                                                       2005      1.505          1.538           35,017
                                                       2004      1.333          1.505           32,700
                                                       2003      1.000          1.333            4,014

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.047          1.009           39,718

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.184          1.224           14,429

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.096          1.130          146,777
                                                       2006      0.969          1.096          278,413
                                                       2005      0.946          0.969          283,227
                                                       2004      0.873          0.946          169,018
                                                       2003      0.695          0.873           46,366
                                                       2002      0.912          0.695               --
                                                       2001      1.000          0.912               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.260          1.206           80,136

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.206          1.231           13,314
                                                       2006      1.038          1.206           12,597
                                                       2005      0.991          1.038           12,123
                                                       2004      0.914          0.991           11,028
                                                       2003      0.703          0.914               --
                                                       2002      0.929          0.703               --
                                                       2001      1.000          0.929               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.072          1.072           32,751

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.131          1.223           29,639
                                                       2006      1.021          1.131           42,497
                                                       2005      0.990          1.021           47,768
                                                       2004      0.875          0.990           19,847
                                                       2003      0.598          0.875            3,414
                                                       2002      0.933          0.598               --
                                                       2001      1.000          0.933               --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.173          1.278           19,018
                                                       2006      1.109          1.173               --
                                                       2005      1.081          1.109               --
                                                       2004      1.000          1.081            3,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.021          1.017           35,735
                                                       2006      0.998          1.021           33,871
                                                       2005      0.992          0.998           34,886
                                                       2004      0.998          0.992           12,693
                                                       2003      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.194          1.252               --
                                                       2006      1.029          1.194           76,703
                                                       2005      1.006          1.029           91,691
                                                       2004      0.946          1.006           69,554
                                                       2003      0.692          0.946              867
                                                       2002      0.940          0.692               --
                                                       2001      1.000          0.940               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (5/02).............................................  2007      1.186          1.235               --
                                                       2006      1.158          1.186           26,595
                                                       2005      1.120          1.158           72,253
                                                       2004      1.134          1.120           43,196
                                                       2003      0.799          1.134           19,756
                                                       2002      1.000          0.799               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/02).............................................  2007      1.315          1.361               --
                                                       2006      1.205          1.315           20,199
                                                       2005      1.116          1.205           86,829
                                                       2004      1.041          1.116           79,033
                                                       2003      0.756          1.041               --
                                                       2002      1.000          0.756               --

  LMPVPII Growth and Income Subaccount (Class I)
  (5/02).............................................  2007      1.223          1.277               --
                                                       2006      1.107          1.223            6,353
                                                       2005      1.087          1.107            6,345
                                                       2004      1.021          1.087            6,486
                                                       2003      0.798          1.021            1,109
                                                       2002      1.000          0.798               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.607          1.669               --
                                                       2006      1.394          1.607           50,360
                                                       2005      1.374          1.394           53,274
                                                       2004      1.242          1.374           31,692
                                                       2003      1.000          1.242            5,319

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.797          1.979               --
                                                       2006      1.629          1.797           71,200
                                                       2005      1.532          1.629           66,229
                                                       2004      1.257          1.532           49,838
                                                       2003      1.000          1.257            5,215

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.098          1.132               --
                                                       2005      1.076          1.098           11,212
                                                       2004      1.000          1.076           14,156

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.370          1.428           27,753
                                                       2006      1.440          1.370           28,260

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.408          1.422          115,006
                                                       2006      1.337          1.408          108,779

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.064          1.115               --
                                                       2006      1.006          1.064           20,396

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.106          1.113           12,866

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.355          1.318               --
                                                       2006      1.272          1.355               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.649          1.607           16,812
                                                       2006      1.498          1.649           10,133

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.318          1.690           50,492
                                                       2006      1.287          1.318           68,089

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.253          1.109               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.195          1.249          114,259
                                                       2006      1.132          1.195          125,482

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.335          1.402          118,805
                                                       2006      1.275          1.335           97,371

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.077          1.100          176,658
                                                       2006      1.001          1.077          106,742

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.071          1.058          114,802
                                                       2006      1.002          1.071               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.985          1.083           11,822
                                                       2006      0.998          0.985           13,764

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.271          1.391               --
                                                       2006      1.282          1.271               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.558          1.635               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.396          1.477           55,863
                                                       2006      1.265          1.396           53,563

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.219          1.020          132,766
                                                       2006      1.003          1.219          147,640

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.137          1.203          150,639

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.573          1.623            7,348
                                                       2006      1.464          1.573           17,885

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.149          1.268               --
                                                       2006      1.093          1.149            3,492

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.163          1.219           30,810
                                                       2006      1.124          1.163           37,803

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.028          0.979          123,304
                                                       2006      1.003          1.028           62,217

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.866          1.025           27,144
                                                       2006      0.888          0.866           37,157

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.157          1.208          136,632
                                                       2006      1.115          1.157          192,781

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.020          1.054           77,397
                                                       2006      0.999          1.020           14,619

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.954          0.974           35,574
                                                       2006      0.942          0.954           44,963

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.218          1.246           59,073
                                                       2006      1.188          1.218           79,261

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.075               --
                                                       2006      1.002          1.059               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.080               --
                                                       2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.048          1.079          284,428
                                                       2006      1.002          1.048           92,679

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.080          145,879
                                                       2006      1.002          1.053          157,570

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.080          116,550
                                                       2006      1.002          1.058          116,550

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.267          1.297          152,755
                                                       2006      1.186          1.267          224,893

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.050          1.096          134,941
                                                       2006      0.996          1.050          138,167

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.145            2,041
                                                       2006      0.998          1.068            2,049

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.153          1.196               --
                                                       2006      1.086          1.153           17,449

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.072          1.101            5,535
                                                       2006      1.037          1.072            7,319

Money Market Portfolio
  Money Market Subaccount (3/02).....................  2006      0.991          0.999               --
                                                       2005      0.980          0.991           14,838
                                                       2004      0.987          0.980           20,771
                                                       2003      0.997          0.987               --
                                                       2002      1.000          0.997               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.113          1.333               --
                                                       2005      1.071          1.113            4,369
                                                       2004      1.000          1.071            2,000

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.111          1.132               --
                                                       2006      1.122          1.111          159,557
                                                       2005      1.119          1.122          225,080
                                                       2004      1.045          1.119          230,481
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.219          1.303          135,407
                                                       2006      1.195          1.219          190,200
                                                       2005      1.187          1.195          160,259
                                                       2004      1.151          1.187           69,698
                                                       2003      1.115          1.151               --
                                                       2002      1.041          1.115               --
                                                       2001      1.000          1.041               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.448          1.566               --
                                                       2006      1.153          1.448               --
                                                       2005      1.046          1.153               --
                                                       2004      0.916          1.046               --
                                                       2003      0.725          0.916               --
                                                       2002      0.897          0.725               --
                                                       2001      1.000          0.897               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.827          1.950               --
                                                       2006      1.585          1.827           53,411
                                                       2005      1.507          1.585           55,446
                                                       2004      1.215          1.507            8,394
                                                       2003      0.826          1.215               --
                                                       2002      1.029          0.826               --
                                                       2001      1.000          1.029               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      0.938          0.998               --
                                                       2005      0.877          0.938           19,283
                                                       2004      0.838          0.877           12,441
                                                       2003      0.660          0.838               --
                                                       2002      0.882          0.660               --
                                                       2001      1.000          0.882               --

  Travelers Convertible Securities Subaccount
  (3/02).............................................  2006      1.197          1.275               --
                                                       2005      1.214          1.197          210,951
                                                       2004      1.162          1.214          304,688
                                                       2003      0.937          1.162              960
                                                       2002      1.000          0.937               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (3/02).............................................  2006      1.319          1.440               --
                                                       2005      1.194          1.319           27,733
                                                       2004      1.043          1.194           10,427
                                                       2003      0.794          1.043               --
                                                       2002      1.000          0.794               --

  Travelers Equity Income Subaccount (10/00).........  2006      1.132          1.188               --
                                                       2005      1.102          1.132          117,232
                                                       2004      1.021          1.102          217,227
                                                       2003      0.792          1.021            1,123
                                                       2002      0.936          0.792               --
                                                       2001      1.000          0.936               --

  Travelers Federated High Yield Subaccount (3/02)...  2006      1.304          1.337               --
                                                       2005      1.294          1.304          110,378
                                                       2004      1.193          1.294           63,731
                                                       2003      0.992          1.193               --
                                                       2002      1.000          0.992               --

  Travelers Federated Stock Subaccount (3/02)........  2006      1.104          1.142               --
                                                       2005      1.066          1.104            4,791
                                                       2004      0.982          1.066          135,468
                                                       2003      0.783          0.982               --
                                                       2002      1.000          0.783               --

  Travelers Large Cap Subaccount (6/00)..............  2006      0.914          0.942               --
                                                       2005      0.856          0.914           27,487
                                                       2004      0.818          0.856           24,729
                                                       2003      0.668          0.818           24,729
                                                       2002      0.880          0.668               --
                                                       2001      1.000          0.880               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.109          1.178               --
                                                       2005      1.000          1.109               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.020          1.023               --
                                                       2005      1.007          1.020               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.054          1.091               --
                                                       2005      1.008          1.054           24,396

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.133               --
                                                       2005      1.000          1.087           67,304

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.030          1.050               --
                                                       2005      1.000          1.030            6,911

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      0.948          1.006               --
                                                       2005      0.861          0.948           24,001
                                                       2004      0.756          0.861            4,740
                                                       2003      0.635          0.756               --
                                                       2002      0.863          0.635               --
                                                       2001      1.000          0.863               --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      0.840          0.888               --
                                                       2005      0.829          0.840           36,089
                                                       2004      0.740          0.829           18,766
                                                       2003      0.549          0.740            1,104
                                                       2002      1.000          0.549               --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.150          1.186               --
                                                       2005      1.137          1.150          280,001
                                                       2004      1.038          1.137          366,021
                                                       2003      0.906          1.038            4,840
                                                       2002      0.973          0.906               --
                                                       2001      1.000          0.973               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.171          1.265               --
                                                       2005      1.120          1.171           40,963
                                                       2004      1.000          1.120           29,551

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.305          1.498               --
                                                       2005      1.212          1.305           14,258
                                                       2004      1.066          1.212               --
                                                       2003      0.843          1.066               --
                                                       2002      1.000          0.843               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.381          1.464               --
                                                       2005      1.326          1.381           18,377
                                                       2004      1.214          1.326           17,677
                                                       2003      1.000          1.214               --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.039          1.093               --
                                                       2005      1.036          1.039            3,410

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.124               --
                                                       2005      1.093          1.114           22,766
                                                       2004      1.000          1.093               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Quality Bond Subaccount (3/02)...........  2006      1.126          1.115               --
                                                       2005      1.127          1.126          232,922
                                                       2004      1.110          1.127          213,616
                                                       2003      1.056          1.110               --
                                                       2002      1.000          1.056               --

  Travelers Strategic Equity Subaccount (6/00).......  2006      0.784          0.818               --
                                                       2005      0.782          0.784           19,848
                                                       2004      0.722          0.782           19,856
                                                       2003      0.554          0.722            1,584
                                                       2002      0.849          0.554               --
                                                       2001      1.000          0.849               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.114          1.282               --
                                                       2005      1.027          1.114               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.272               --
                                                       2005      1.000          1.110               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.076          1.037               --
                                                       2005      1.050          1.076           10,989
                                                       2004      1.000          1.050            2,000

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (3/02).............................................  2007      1.326          1.272           46,560
                                                       2006      1.162          1.326           64,191
                                                       2005      1.136          1.162           72,327
                                                       2004      0.985          1.136           37,765
                                                       2003      0.766          0.985               --
                                                       2002      1.000          0.766               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (3/02).............................................  2007      1.014          1.121               --
                                                       2006      0.967          1.014               --
                                                       2005      0.912          0.967               --
                                                       2004      0.894          0.912               --
                                                       2003      0.724          0.894               --
                                                       2002      1.000          0.724               --

             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      1.180          1.141               --
                                                       2005      1.056          1.180               --
                                                       2004      1.000          1.056               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.444          1.614               --
                                                       2006      1.233          1.444               --
                                                       2005      1.111          1.233               --
                                                       2004      1.000          1.111               --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.313          1.435               --
                                                       2006      1.225          1.313               --
                                                       2005      1.083          1.225               --
                                                       2004      1.000          1.083               --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.226          1.253            3,668
                                                       2006      1.094          1.226            3,613
                                                       2005      1.063          1.094            3,617
                                                       2004      1.000          1.063               --

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.342          1.323               --
                                                       2005      1.167          1.342           21,166
                                                       2004      1.000          1.167               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.340          1.729               --
                                                       2005      1.285          1.340           10,634
                                                       2004      1.000          1.285               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (3/02).....................................  2007      1.174          1.224           10,171
                                                       2006      1.036          1.174           10,171
                                                       2005      1.020          1.036           10,171
                                                       2004      1.000          1.020               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (3/02).....................................  2007      1.134          0.981               --
                                                       2006      1.123          1.134               --
                                                       2005      1.091          1.123               --
                                                       2004      1.000          1.091               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.195          1.294               --
                                                       2005      1.114          1.195            3,401
                                                       2004      1.000          1.114               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.197          1.329               --
                                                       2005      1.117          1.197               --
                                                       2004      1.000          1.117               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (3/02).............................................  2007      1.359          1.551               --
                                                       2006      1.254          1.359               --
                                                       2005      1.105          1.254               --
                                                       2004      1.000          1.105               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (3/02)...........................  2007      1.349          1.401               --
                                                       2006      1.218          1.349               --
                                                       2005      1.038          1.218               --
                                                       2004      1.000          1.038               --

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.538          1.725               --
                                                       2006      1.406          1.538               --
                                                       2005      1.224          1.406               --
                                                       2004      1.000          1.224               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.181          1.360               --
                                                       2005      1.098          1.181               --
                                                       2004      1.000          1.098               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.945          2.437            7,876
                                                       2006      1.561          1.945            7,876
                                                       2005      1.259          1.561            7,876
                                                       2004      1.000          1.259               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.461          1.641            9,241
                                                       2006      1.236          1.461            9,241
                                                       2005      1.154          1.236            9,241
                                                       2004      1.000          1.154               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.183          1.402               --
                                                       2005      1.117          1.183               --
                                                       2004      1.000          1.117               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.058          1.078               --
                                                       2005      1.073          1.058               --
                                                       2004      1.000          1.073               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (3/02).............................................  2006      1.117          1.149               --
                                                       2005      1.066          1.117               --
                                                       2004      1.000          1.066               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (3/02)............................  2007      1.172          1.387               --
                                                       2006      1.133          1.172               --
                                                       2005      1.036          1.133               --
                                                       2004      1.000          1.036               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (3/02).....................................  2007      1.196          1.416               --
                                                       2006      1.140          1.196               --
                                                       2005      1.050          1.140               --
                                                       2004      1.000          1.050               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (3/02).....................................  2007      1.278          1.360               --
                                                       2006      1.114          1.278               --
                                                       2005      1.085          1.114               --
                                                       2004      1.000          1.085               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.137          1.263               --
                                                       2005      1.123          1.137               --
                                                       2004      1.000          1.123               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.262          1.208               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.227          1.260               --

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.213          1.238               --
                                                       2006      1.083          1.213               --
                                                       2005      1.067          1.083               --
                                                       2004      1.000          1.067               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.268          1.205               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.285          1.298               --
                                                       2006      1.116          1.285               --
                                                       2005      1.077          1.116               --
                                                       2004      1.000          1.077               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.061          1.054               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.303          1.394            8,856
                                                       2006      1.187          1.303            8,856
                                                       2005      1.163          1.187            8,856
                                                       2004      1.000          1.163               --

  LMPVET Social Awareness Subaccount (5/04)..........  2007      1.142          1.232               --
                                                       2006      1.090          1.142               --
                                                       2005      1.073          1.090               --
                                                       2004      1.000          1.073               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.004          0.990               --
                                                       2006      0.992          1.004               --
                                                       2005      0.996          0.992               --
                                                       2004      1.000          0.996               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.227          1.283               --
                                                       2006      1.068          1.227               --
                                                       2005      1.055          1.068               --
                                                       2004      1.000          1.055               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (5/02).............................................  2007      1.026          1.065               --
                                                       2006      1.012          1.026               --
                                                       2005      0.988          1.012               --
                                                       2004      1.000          0.988               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (5/02).............................................  2007      1.215          1.254               --
                                                       2006      1.125          1.215               --
                                                       2005      1.052          1.125               --
                                                       2004      1.000          1.052               --

  LMPVPII Growth and Income Subaccount (Class I)
  (5/02).............................................  2007      1.172          1.220               --
                                                       2006      1.072          1.172               --
                                                       2005      1.063          1.072               --
                                                       2004      1.000          1.063               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.258          1.302               --
                                                       2006      1.102          1.258               --
                                                       2005      1.097          1.102               --
                                                       2004      1.000          1.097               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.332          1.462               --
                                                       2006      1.219          1.332            3,255
                                                       2005      1.158          1.219            3,259
                                                       2004      1.000          1.158               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.080          1.110               --
                                                       2005      1.069          1.080               --
                                                       2004      1.000          1.069               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.256          1.295               --
                                                       2006      1.329          1.256               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.147          1.147            3,336
                                                       2006      1.097          1.147               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.359          1.420               --
                                                       2006      1.293          1.359               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.408          1.408               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.333          1.284               --
                                                       2006      1.260          1.333               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.523          1.469               --
                                                       2006      1.393          1.523               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.346          1.708           21,166
                                                       2006      1.323          1.346           21,166

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.230          1.081               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.165          1.205               --
                                                       2006      1.110          1.165               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.121          1.166               --
                                                       2006      1.078          1.121               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.069          1.082               --
                                                       2006      1.001          1.069               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.064          1.041            4,074
                                                       2006      1.002          1.064               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.158          1.260           25,212
                                                       2006      1.181          1.158           25,212

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.251          1.355               --
                                                       2006      1.270          1.251               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.683          1.754               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.374          1.439               --
                                                       2006      1.253          1.374               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.211          1.003           11,110
                                                       2006      1.003          1.211           15,298

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.058          1.111               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.269          1.296               --
                                                       2006      1.189          1.269               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.131          1.244               --
                                                       2006      1.083          1.131               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.149          1.192               --
                                                       2006      1.118          1.149               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.021          0.963               --
                                                       2006      1.003          1.021               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.097          1.285               --
                                                       2006      1.132          1.097               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.036          1.071               --
                                                       2006      1.005          1.036               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.013          1.035           12,815
                                                       2006      0.998          1.013           12,844

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.142          1.155               --
                                                       2006      1.136          1.142               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.191          1.206               --
                                                       2006      1.170          1.191               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.057               --
                                                       2006      1.002          1.052               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.035          1.063               --
                                                       2006      1.001          1.035               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.041          1.061               --
                                                       2006      1.002          1.041               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.046          1.062               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.062               --
                                                       2006      1.002          1.051               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.195          1.211            3,697
                                                       2006      1.126          1.195               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.043          1.078            4,345
                                                       2006      0.996          1.043            4,413

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.061          1.126               --
                                                       2006      0.998          1.061               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.136          1.175               --
                                                       2006      1.078          1.136               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.071          1.089               --
                                                       2006      1.043          1.071               --

Money Market Portfolio
  Money Market Subaccount (3/02).....................  2006      0.993          0.998               --
                                                       2005      0.992          0.993           12,874
                                                       2004      1.000          0.992               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (5/04).....................................  2006      1.091          1.296               --
                                                       2005      1.060          1.091               --
                                                       2004      1.000          1.060               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.036          1.053               --
                                                       2006      1.058          1.036            3,156
                                                       2005      1.065          1.058            3,160
                                                       2004      1.000          1.065               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.049          1.110               --
                                                       2006      1.039          1.049               --
                                                       2005      1.042          1.039               --
                                                       2004      1.000          1.042               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.569          1.692               --
                                                       2006      1.263          1.569               --
                                                       2005      1.157          1.263               --
                                                       2004      1.000          1.157               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.415          1.505               --
                                                       2006      1.240          1.415               --
                                                       2005      1.190          1.240               --
                                                       2004      1.000          1.190               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.113          1.181               --
                                                       2005      1.052          1.113           25,212
                                                       2004      1.000          1.052               --

  Travelers Convertible Securities Subaccount
  (3/02).............................................  2006      1.016          1.078               --
                                                       2005      1.040          1.016               --
                                                       2004      1.000          1.040               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (3/02).............................................  2006      1.221          1.329               --
                                                       2005      1.116          1.221               --
                                                       2004      1.000          1.116               --

  Travelers Equity Income Subaccount (10/00).........  2006      1.118          1.170               --
                                                       2005      1.100          1.118               --
                                                       2004      1.000          1.100               --

  Travelers Federated High Yield Subaccount (3/02)...  2006      1.074          1.097               --
                                                       2005      1.076          1.074               --
                                                       2004      1.000          1.076               --

  Travelers Federated Stock Subaccount (3/02)........  2006      1.104          1.138               --
                                                       2005      1.077          1.104               --
                                                       2004      1.000          1.077               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (6/00)..............  2006      1.106          1.136               --
                                                       2005      1.046          1.106               --
                                                       2004      1.000          1.046               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.102          1.167               --
                                                       2005      1.000          1.102               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.014          1.013               --
                                                       2005      1.006          1.014               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.047          1.081               --
                                                       2005      1.007          1.047               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.080          1.122               --
                                                       2005      1.000          1.080               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.025          1.041               --
                                                       2005      1.000          1.025               --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      1.223          1.293               --
                                                       2005      1.122          1.223               --
                                                       2004      1.000          1.122               --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      1.074          1.132               --
                                                       2005      1.071          1.074               --
                                                       2004      1.000          1.071               --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.095          1.126               --
                                                       2005      1.093          1.095               --
                                                       2004      1.000          1.093               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.164          1.253               --
                                                       2005      1.124          1.164               --
                                                       2004      1.000          1.124               --

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.217          1.393               --
                                                       2005      1.143          1.217               --
                                                       2004      1.000          1.143               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.125          1.189               --
                                                       2005      1.091          1.125               --
                                                       2004      1.000          1.091               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.033          1.083               --
                                                       2005      1.035          1.033               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.111          1.118               --
                                                       2005      1.101          1.111               --
                                                       2004      1.000          1.101               --

  Travelers Quality Bond Subaccount (3/02)...........  2006      1.018          1.005               --
                                                       2005      1.029          1.018               --
                                                       2004      1.000          1.029               --

  Travelers Strategic Equity Subaccount (6/00).......  2006      1.087          1.130               --
                                                       2005      1.095          1.087               --
                                                       2004      1.000          1.095               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.107          1.270               --
                                                       2005      1.026          1.107               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.260               --
                                                       2005      1.000          1.103               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.086          1.043               --
                                                       2005      1.070          1.086               --
                                                       2004      1.000          1.070               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (3/02).............................................  2007      1.291          1.226            3,486
                                                       2006      1.143          1.291            3,422
                                                       2005      1.129          1.143            3,427
                                                       2004      1.000          1.129               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (3/02).............................................  2007      1.129          1.235               --
                                                       2006      1.087          1.129               --
                                                       2005      1.035          1.087               --
                                                       2004      1.000          1.035               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was replaced by Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      0.876          0.855               --
                                                       2005      0.776          0.876               --
                                                       2004      0.729          0.776               --
                                                       2003      0.601          0.729               --
                                                       2002      0.885          0.601               --
                                                       2001      1.000          0.885               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.472          1.662          280,182
                                                       2006      1.244          1.472          319,977
                                                       2005      1.110          1.244          262,928
                                                       2004      0.995          1.110          193,859
                                                       2003      0.749          0.995           44,490
                                                       2002      0.893          0.749           28,091
                                                       2001      1.000          0.893           24,696

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.189          1.312          751,828
                                                       2006      1.097          1.189          766,911
                                                       2005      0.961          1.097          649,471
                                                       2004      0.869          0.961          573,303
                                                       2003      0.647          0.869          282,266
                                                       2002      0.871          0.647          273,031
                                                       2001      1.000          0.871          140,369

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.276          1.317          720,207
                                                       2006      1.127          1.276          726,723
                                                       2005      1.084          1.127          629,208
                                                       2004      0.999          1.084          592,766
                                                       2003      0.768          0.999          346,058
                                                       2002      0.957          0.768          234,659
                                                       2001      1.000          0.957          115,327

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.302          1.287               --
                                                       2005      1.121          1.302           57,366
                                                       2004      0.954          1.121           46,565
                                                       2003      0.777          0.954               --
                                                       2002      0.877          0.777               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.709          2.227               --
                                                       2005      1.623          1.709           87,314
                                                       2004      1.257          1.623           24,865
                                                       2003      0.954          1.257               --
                                                       2002      1.047          0.954               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.154          1.215            1,493
                                                       2006      1.009          1.154           25,667
                                                       2005      0.983          1.009           25,668
                                                       2004      0.953          0.983           25,669
                                                       2003      0.800          0.953               --
                                                       2002      0.838          0.800               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.130          0.987          137,034
                                                       2006      1.108          1.130          154,731
                                                       2005      1.066          1.108          154,337
                                                       2004      0.974          1.066          140,472
                                                       2003      0.753          0.974               --
                                                       2002      0.935          0.753               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.305          1.419               --
                                                       2005      1.205          1.305           11,937
                                                       2004      1.074          1.205              692
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.451               --
                                                       2005      1.203          1.302            5,851
                                                       2004      1.067          1.203            5,851
                                                       2003      1.000          1.067               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.552          1.789          317,177
                                                       2006      1.418          1.552          327,244
                                                       2005      1.237          1.418          138,818
                                                       2004      1.093          1.237          120,389
                                                       2003      0.867          1.093               --
                                                       2002      0.985          0.867               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.400          1.468           18,747
                                                       2006      1.252          1.400           18,747
                                                       2005      1.055          1.252               --
                                                       2004      1.061          1.055               --
                                                       2003      0.864          1.061               --
                                                       2002      0.778          0.864               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.822          2.065          112,210
                                                       2006      1.650          1.822           97,117
                                                       2005      1.422          1.650           95,919
                                                       2004      1.161          1.422           80,189
                                                       2003      0.855          1.161           29,607
                                                       2002      0.993          0.855            4,541

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.246          1.450               --
                                                       2005      1.147          1.246           87,293
                                                       2004      1.036          1.147           51,019
                                                       2003      0.843          1.036               --
                                                       2002      0.999          0.843               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.791          3.531           17,474
                                                       2006      2.217          2.791           23,412
                                                       2005      1.770          2.217           26,621
                                                       2004      1.444          1.770            2,155
                                                       2003      1.000          1.444               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.398          1.586           87,089
                                                       2006      1.172          1.398           76,084
                                                       2005      1.082          1.172           61,169
                                                       2004      0.929          1.082           77,269
                                                       2003      0.715          0.929           77,269
                                                       2002      0.894          0.715           77,269
                                                       2001      1.000          0.894          142,176

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.251          1.497               --
                                                       2005      1.169          1.251          248,697
                                                       2004      1.026          1.169          179,247
                                                       2003      0.790          1.026           34,635
                                                       2002      0.831          0.790               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.063          1.086               --
                                                       2005      1.067          1.063           13,265
                                                       2004      0.989          1.067            6,226

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.148          1.186               --
                                                       2005      1.085          1.148            2,461
                                                       2004      1.020          1.085            2,464
                                                       2003      0.913          1.020               --
                                                       2002      0.923          0.913               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.180          1.411               --
                                                       2006      1.129          1.180               --
                                                       2005      1.023          1.129               --
                                                       2004      0.911          1.023               --
                                                       2003      0.735          0.911               --
                                                       2002      0.774          0.735               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.031          1.233               --
                                                       2006      0.973          1.031               --
                                                       2005      0.888          0.973               --
                                                       2004      0.898          0.888               --
                                                       2003      0.624          0.898               --
                                                       2002      0.657          0.624               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.110          1.193               --
                                                       2006      0.958          1.110               --
                                                       2005      0.924          0.958               --
                                                       2004      0.899          0.924               --
                                                       2003      0.740          0.899               --
                                                       2002      0.747          0.740               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.538          1.723               --
                                                       2005      1.505          1.538           16,559
                                                       2004      1.333          1.505            4,699
                                                       2003      1.000          1.333               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.047          1.009          285,765

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.184          1.224          388,309

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.096          1.130           92,478
                                                       2006      0.969          1.096           94,023
                                                       2005      0.946          0.969           85,338
                                                       2004      0.873          0.946           70,424
                                                       2003      0.695          0.873               --
                                                       2002      0.912          0.695               --
                                                       2001      1.000          0.912               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.260          1.206          522,505

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.206          1.231          384,808
                                                       2006      1.038          1.206          241,979
                                                       2005      0.991          1.038          264,206
                                                       2004      0.914          0.991          249,886
                                                       2003      0.703          0.914          178,682
                                                       2002      0.929          0.703          180,225
                                                       2001      1.000          0.929          180,225

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.072          1.072          308,907

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.131          1.223          127,318
                                                       2006      1.021          1.131          155,837
                                                       2005      0.990          1.021          124,171
                                                       2004      0.875          0.990          117,830
                                                       2003      0.598          0.875           84,031
                                                       2002      0.933          0.598           15,870
                                                       2001      1.000          0.933               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.173          1.278               --
                                                       2006      1.109          1.173               --
                                                       2005      1.081          1.109               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.021          1.017           78,304
                                                       2006      0.998          1.021          111,373
                                                       2005      0.992          0.998          110,118
                                                       2004      0.998          0.992          139,310
                                                       2003      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.194          1.252               --
                                                       2006      1.029          1.194          144,656
                                                       2005      1.006          1.029          144,661
                                                       2004      0.946          1.006          173,299
                                                       2003      0.692          0.946           96,506
                                                       2002      0.940          0.692           99,440
                                                       2001      1.000          0.940           95,599

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.186          1.235               --
                                                       2006      1.158          1.186            6,427
                                                       2005      1.120          1.158           30,148
                                                       2004      1.134          1.120           30,151
                                                       2003      0.799          1.134               --
                                                       2002      0.756          0.799               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.315          1.361               --
                                                       2006      1.205          1.315           91,839
                                                       2005      1.116          1.205           38,952
                                                       2004      1.041          1.116           33,080
                                                       2003      0.756          1.041               --
                                                       2002      0.778          0.756               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.223          1.277               --
                                                       2006      1.107          1.223               --
                                                       2005      1.087          1.107               --
                                                       2004      1.021          1.087               --
                                                       2003      0.798          1.021               --
                                                       2002      0.760          0.798               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.607          1.669               --
                                                       2006      1.394          1.607           19,905
                                                       2005      1.374          1.394           19,911
                                                       2004      1.242          1.374           19,918
                                                       2003      1.000          1.242               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.797          1.979               --
                                                       2006      1.629          1.797          111,335
                                                       2005      1.532          1.629           68,305
                                                       2004      1.257          1.532           57,869
                                                       2003      1.000          1.257               --

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.098          1.132               --
                                                       2005      1.076          1.098           12,888
                                                       2004      1.015          1.076               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.370          1.428          138,365
                                                       2006      1.440          1.370          155,645

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.408          1.422           86,051
                                                       2006      1.337          1.408           75,215

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.064          1.115               --
                                                       2006      1.006          1.064            1,233

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.106          1.113            1,241

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.355          1.318            5,673
                                                       2006      1.272          1.355            5,990

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.649          1.607           21,839
                                                       2006      1.498          1.649           49,842

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.318          1.690           37,490
                                                       2006      1.287          1.318           35,393

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.253          1.109               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.195          1.249           12,888
                                                       2006      1.132          1.195           12,888

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.335          1.402          135,604
                                                       2006      1.275          1.335          137,370

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.077          1.100          153,902
                                                       2006      1.001          1.077          127,475

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.071          1.058          133,274
                                                       2006      1.002          1.071               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      0.985          1.083            6,406
                                                       2006      0.998          0.985            7,353

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.271          1.391            3,004
                                                       2006      1.282          1.271            2,995

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.558          1.635           97,804

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.396          1.477           33,595
                                                       2006      1.265          1.396           34,331

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.219          1.020          153,292
                                                       2006      1.003          1.219          200,336

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.137          1.203          116,886

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.573          1.623            3,881
                                                       2006      1.464          1.573           22,195

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.149          1.268               --
                                                       2006      1.093          1.149               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.163          1.219           26,304
                                                       2006      1.124          1.163           26,726

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.028          0.979          191,980
                                                       2006      1.003          1.028           88,609

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.866          1.025           14,879
                                                       2006      0.888          0.866           65,489

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.171          1.208          234,839

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.020          1.054           37,960
                                                       2006      0.999          1.020           38,028

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      0.954          0.974           64,435
                                                       2006      0.942          0.954          129,022

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.218          1.246           86,192
                                                       2006      1.188          1.218          107,602

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.075               --
                                                       2006      1.002          1.059               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.042          1.080               --
                                                       2006      1.001          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.048          1.079               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.080           20,966
                                                       2006      1.002          1.053               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.080           54,455
                                                       2006      1.002          1.058           54,455

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.267          1.297          404,194
                                                       2006      1.186          1.267          400,864

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.050          1.096          375,531
                                                       2006      0.996          1.050          442,117

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.145               --
                                                       2006      0.998          1.068               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.153          1.196               --
                                                       2006      1.086          1.153           13,254

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.072          1.101            4,198
                                                       2006      1.037          1.072            4,212

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.991          0.999               --
                                                       2005      0.980          0.991           38,099
                                                       2004      0.987          0.980           33,673
                                                       2003      0.997          0.987               --
                                                       2002      0.999          0.997               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.113          1.333               --
                                                       2005      1.071          1.113           49,877
                                                       2004      0.987          1.071               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.111          1.132               --
                                                       2006      1.122          1.111          122,140
                                                       2005      1.119          1.122          119,102
                                                       2004      1.045          1.119           53,989
                                                       2003      1.000          1.045               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.219          1.303          578,966
                                                       2006      1.195          1.219          644,563
                                                       2005      1.187          1.195          507,386
                                                       2004      1.151          1.187          473,378
                                                       2003      1.115          1.151          311,064
                                                       2002      1.041          1.115          172,708
                                                       2001      1.000          1.041           68,142

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.448          1.566               --
                                                       2006      1.153          1.448          153,053
                                                       2005      1.046          1.153          153,053
                                                       2004      0.916          1.046          140,081
                                                       2003      0.725          0.916           97,804
                                                       2002      0.897          0.725          102,304
                                                       2001      1.000          0.897           16,745

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.827          1.950               --
                                                       2006      1.585          1.827           63,500
                                                       2005      1.507          1.585           63,741
                                                       2004      1.215          1.507           50,198
                                                       2003      0.826          1.215           16,949
                                                       2002      1.029          0.826            3,058
                                                       2001      1.000          1.029               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      0.938          0.998               --
                                                       2005      0.877          0.938            7,374
                                                       2004      0.838          0.877            7,395
                                                       2003      0.660          0.838            7,409
                                                       2002      0.882          0.660            2,329
                                                       2001      1.000          0.882               --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.197          1.275               --
                                                       2005      1.214          1.197          137,370
                                                       2004      1.162          1.214          201,884
                                                       2003      0.937          1.162               --
                                                       2002      0.975          0.937               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.319          1.440               --
                                                       2005      1.194          1.319          164,934
                                                       2004      1.043          1.194          138,810
                                                       2003      0.794          1.043               --
                                                       2002      0.882          0.794               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (11/99).........  2006      1.132          1.188               --
                                                       2005      1.102          1.132          123,450
                                                       2004      1.021          1.102          130,364
                                                       2003      0.792          1.021           30,906
                                                       2002      0.936          0.792           14,899
                                                       2001      1.000          0.936               --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.304          1.337               --
                                                       2005      1.294          1.304           33,403
                                                       2004      1.193          1.294           28,155
                                                       2003      0.992          1.193               --
                                                       2002      0.941          0.992               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.104          1.142               --
                                                       2005      1.066          1.104            1,305
                                                       2004      0.982          1.066            1,306
                                                       2003      0.783          0.982               --
                                                       2002      0.788          0.783               --

  Travelers Large Cap Subaccount (11/99).............  2006      0.914          0.942               --
                                                       2005      0.856          0.914           82,606
                                                       2004      0.818          0.856           66,923
                                                       2003      0.668          0.818            4,899
                                                       2002      0.880          0.668               --
                                                       2001      1.000          0.880               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.109          1.178               --
                                                       2005      1.045          1.109               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.020          1.023               --
                                                       2005      1.000          1.020               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.054          1.091               --
                                                       2005      1.000          1.054               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.087          1.133               --
                                                       2005      1.017          1.087           48,151

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.050               --
                                                       2005      1.011          1.030               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      0.948          1.006               --
                                                       2005      0.861          0.948            1,237
                                                       2004      0.756          0.861            1,294
                                                       2003      0.635          0.756               --
                                                       2002      0.863          0.635               --
                                                       2001      1.000          0.863               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.840          0.888               --
                                                       2005      0.829          0.840           68,041
                                                       2004      0.740          0.829           58,073
                                                       2003      0.549          0.740               --
                                                       2002      0.626          0.549               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.150          1.186               --
                                                       2005      1.137          1.150          399,510
                                                       2004      1.038          1.137          406,698
                                                       2003      0.906          1.038           30,718
                                                       2002      0.973          0.906           23,468
                                                       2001      1.000          0.973           19,775

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.171          1.265               --
                                                       2005      1.120          1.171           21,492
                                                       2004      0.972          1.120           21,044

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.305          1.498               --
                                                       2005      1.212          1.305           49,849
                                                       2004      1.066          1.212           37,016
                                                       2003      0.843          1.066               --
                                                       2002      0.845          0.843               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.381          1.464               --
                                                       2005      1.326          1.381           22,198
                                                       2004      1.214          1.326           16,831
                                                       2003      1.000          1.214               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.039          1.093               --
                                                       2005      1.000          1.039               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.124               --
                                                       2005      1.093          1.114           18,943
                                                       2004      0.983          1.093            2,053

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.126          1.115               --
                                                       2005      1.127          1.126          250,416
                                                       2004      1.110          1.127          243,251
                                                       2003      1.056          1.110           56,643
                                                       2002      1.015          1.056               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      0.784          0.818               --
                                                       2005      0.782          0.784           19,256
                                                       2004      0.722          0.782           51,790
                                                       2003      0.554          0.722           51,790
                                                       2002      0.849          0.554           51,790
                                                       2001      1.000          0.849           51,817

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.114          1.282               --
                                                       2005      1.000          1.114            2,967

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.110          1.272               --
                                                       2005      1.005          1.110            5,889

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.076          1.037               --
                                                       2005      1.050          1.076            4,226
                                                       2004      0.984          1.050            4,241

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.326          1.272           25,464
                                                       2006      1.162          1.326           33,354
                                                       2005      1.136          1.162           39,335
                                                       2004      0.985          1.136           29,215
                                                       2003      0.766          0.985               --
                                                       2002      0.907          0.766               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.014          1.121               --
                                                       2006      0.967          1.014               --
                                                       2005      0.912          0.967               --
                                                       2004      0.894          0.912               --
                                                       2003      0.724          0.894               --
                                                       2002      0.789          0.724               --

             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.180          1.141              --
                                                       2005      1.056          1.180              --
                                                       2004      1.000          1.056              --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.444          1.614              --
                                                       2006      1.233          1.444              --
                                                       2005      1.111          1.233              --
                                                       2004      1.000          1.111              --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.313          1.435              --
                                                       2006      1.225          1.313              --
                                                       2005      1.083          1.225              --
                                                       2004      1.000          1.083              --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.226          1.253              --
                                                       2006      1.094          1.226              --
                                                       2005      1.063          1.094              --
                                                       2004      1.000          1.063              --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.342          1.323              --
                                                       2005      1.167          1.342              --
                                                       2004      1.000          1.167              --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.340          1.729              --
                                                       2005      1.285          1.340              --
                                                       2004      1.000          1.285              --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.174          1.224              --
                                                       2006      1.036          1.174              --
                                                       2005      1.020          1.036              --
                                                       2004      1.000          1.020              --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.134          0.981              --
                                                       2006      1.123          1.134              --
                                                       2005      1.091          1.123              --
                                                       2004      1.000          1.091              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.195          1.294              --
                                                       2005      1.114          1.195              --
                                                       2004      1.000          1.114              --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.197          1.329              --
                                                       2005      1.117          1.197              --
                                                       2004      1.000          1.117              --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.359          1.551              --
                                                       2006      1.254          1.359              --
                                                       2005      1.105          1.254              --
                                                       2004      1.000          1.105              --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.349          1.401              --
                                                       2006      1.218          1.349              --
                                                       2005      1.038          1.218              --
                                                       2004      1.000          1.038              --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.538          1.725              --
                                                       2006      1.406          1.538              --
                                                       2005      1.224          1.406              --
                                                       2004      1.000          1.224              --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.181          1.360              --
                                                       2005      1.098          1.181              --
                                                       2004      1.000          1.098              --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.945          2.437              --
                                                       2006      1.561          1.945              --
                                                       2005      1.259          1.561              --
                                                       2004      1.000          1.259              --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.461          1.641              --
                                                       2006      1.236          1.461              --
                                                       2005      1.154          1.236              --
                                                       2004      1.000          1.154              --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.183          1.402              --
                                                       2005      1.117          1.183              --
                                                       2004      1.000          1.117              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.058          1.078              --
                                                       2005      1.073          1.058              --
                                                       2004      1.000          1.073              --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.117          1.149              --
                                                       2005      1.066          1.117              --
                                                       2004      1.000          1.066              --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.172          1.387              --
                                                       2006      1.133          1.172              --
                                                       2005      1.036          1.133              --
                                                       2004      1.000          1.036              --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.196          1.416              --
                                                       2006      1.140          1.196              --
                                                       2005      1.050          1.140              --
                                                       2004      1.000          1.050              --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.278          1.360              --
                                                       2006      1.114          1.278              --
                                                       2005      1.085          1.114              --
                                                       2004      1.000          1.085              --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.137          1.263              --
                                                       2005      1.123          1.137              --
                                                       2004      1.000          1.123              --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.262          1.208              --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.227          1.260              --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.213          1.238              --
                                                       2006      1.083          1.213              --
                                                       2005      1.067          1.083              --
                                                       2004      1.000          1.067              --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.268          1.205           1,705

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.285          1.298              --
                                                       2006      1.116          1.285              --
                                                       2005      1.077          1.116              --
                                                       2004      1.000          1.077              --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.061          1.054              --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.303          1.394              --
                                                       2006      1.187          1.303              --
                                                       2005      1.163          1.187              --
                                                       2004      1.000          1.163              --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.142          1.232              --
                                                       2006      1.090          1.142              --
                                                       2005      1.073          1.090              --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.004          0.990              --
                                                       2006      0.992          1.004              --
                                                       2005      0.996          0.992              --
                                                       2004      1.000          0.996              --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.227          1.283              --
                                                       2006      1.068          1.227              --
                                                       2005      1.055          1.068              --
                                                       2004      1.000          1.055              --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.026          1.065              --
                                                       2006      1.012          1.026              --
                                                       2005      0.988          1.012              --
                                                       2004      1.000          0.988              --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.215          1.254              --
                                                       2006      1.125          1.215              --
                                                       2005      1.052          1.125              --
                                                       2004      1.000          1.052              --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.172          1.220              --
                                                       2006      1.072          1.172              --
                                                       2005      1.063          1.072              --
                                                       2004      1.000          1.063              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.258          1.302              --
                                                       2006      1.102          1.258              --
                                                       2005      1.097          1.102              --
                                                       2004      1.000          1.097              --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.332          1.462              --
                                                       2006      1.219          1.332              --
                                                       2005      1.158          1.219              --
                                                       2004      1.000          1.158              --

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.080          1.110              --
                                                       2005      1.069          1.080              --
                                                       2004      1.012          1.069              --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.256          1.295              --
                                                       2006      1.329          1.256              --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.147          1.147              --
                                                       2006      1.097          1.147              --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.359          1.420              --
                                                       2006      1.293          1.359              --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.408          1.408              --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.333          1.284              --
                                                       2006      1.260          1.333              --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.523          1.469              --
                                                       2006      1.393          1.523              --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.346          1.708              --
                                                       2006      1.323          1.346              --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.230          1.081              --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.165          1.205              --
                                                       2006      1.110          1.165              --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.121          1.166              --
                                                       2006      1.078          1.121              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.069          1.082              --
                                                       2006      1.001          1.069              --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.064          1.041              --
                                                       2006      1.002          1.064              --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.158          1.260              --
                                                       2006      1.181          1.158              --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.251          1.355              --
                                                       2006      1.270          1.251              --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.683          1.754              --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.374          1.439              --
                                                       2006      1.253          1.374              --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.211          1.003              --
                                                       2006      1.003          1.211              --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.058          1.111              --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.269          1.296              --
                                                       2006      1.189          1.269              --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.131          1.244              --
                                                       2006      1.083          1.131              --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.149          1.192              --
                                                       2006      1.118          1.149              --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.021          0.963              --
                                                       2006      1.003          1.021              --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.097          1.285              --
                                                       2006      1.132          1.097              --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.045          1.071              --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.013          1.035           5,333
                                                       2006      0.998          1.013           5,333

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.142          1.155              --
                                                       2006      1.136          1.142              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.191          1.206              --
                                                       2006      1.170          1.191              --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.057              --
                                                       2006      1.002          1.052              --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.035          1.063              --
                                                       2006      1.001          1.035              --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.041          1.061              --
                                                       2006      1.002          1.041              --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.046          1.062              --
                                                       2006      1.002          1.046              --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.051          1.062              --
                                                       2006      1.002          1.051              --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.195          1.211              --
                                                       2006      1.126          1.195              --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.043          1.078              --
                                                       2006      0.996          1.043              --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.061          1.126              --
                                                       2006      0.998          1.061              --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.136          1.175              --
                                                       2006      1.078          1.136              --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.071          1.089              --
                                                       2006      1.043          1.071              --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.993          0.998              --
                                                       2005      0.992          0.993           5,333
                                                       2004      1.000          0.992              --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.091          1.296              --
                                                       2005      1.060          1.091              --
                                                       2004      0.980          1.060              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.036          1.053              --
                                                       2006      1.058          1.036              --
                                                       2005      1.065          1.058              --
                                                       2004      1.000          1.065              --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.049          1.110              --
                                                       2006      1.039          1.049              --
                                                       2005      1.042          1.039              --
                                                       2004      1.000          1.042              --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.569          1.692              --
                                                       2006      1.263          1.569              --
                                                       2005      1.157          1.263              --
                                                       2004      1.000          1.157              --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.415          1.505              --
                                                       2006      1.240          1.415              --
                                                       2005      1.190          1.240              --
                                                       2004      1.000          1.190              --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.113          1.181              --
                                                       2005      1.052          1.113              --
                                                       2004      1.000          1.052              --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.016          1.078              --
                                                       2005      1.040          1.016              --
                                                       2004      1.000          1.040              --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.221          1.329              --
                                                       2005      1.116          1.221              --
                                                       2004      1.000          1.116              --

  Travelers Equity Income Subaccount (11/99).........  2006      1.118          1.170              --
                                                       2005      1.100          1.118              --
                                                       2004      1.000          1.100              --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.074          1.097              --
                                                       2005      1.076          1.074              --
                                                       2004      1.000          1.076              --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.104          1.138              --
                                                       2005      1.077          1.104              --
                                                       2004      1.000          1.077              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.106          1.136              --
                                                       2005      1.046          1.106              --
                                                       2004      1.000          1.046              --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.102          1.167              --
                                                       2005      1.044          1.102              --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.014          1.013              --
                                                       2005      1.000          1.014              --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.047          1.081              --
                                                       2005      1.000          1.047              --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.080          1.122              --
                                                       2005      1.016          1.080              --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.025          1.041              --
                                                       2005      1.010          1.025              --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.223          1.293              --
                                                       2005      1.122          1.223              --
                                                       2004      1.000          1.122              --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.074          1.132              --
                                                       2005      1.071          1.074              --
                                                       2004      1.000          1.071              --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.095          1.126              --
                                                       2005      1.093          1.095              --
                                                       2004      1.000          1.093              --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.164          1.253              --
                                                       2005      1.124          1.164              --
                                                       2004      1.000          1.124              --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.217          1.393              --
                                                       2005      1.143          1.217              --
                                                       2004      1.000          1.143              --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.125          1.189              --
                                                       2005      1.091          1.125              --
                                                       2004      1.000          1.091              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.033          1.083              --
                                                       2005      1.000          1.033              --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.111          1.118              --
                                                       2005      1.101          1.111              --
                                                       2004      1.000          1.101              --

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.018          1.005              --
                                                       2005      1.029          1.018              --
                                                       2004      1.000          1.029              --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.087          1.130              --
                                                       2005      1.095          1.087              --
                                                       2004      1.000          1.095              --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.107          1.270              --
                                                       2005      1.000          1.107              --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.260              --
                                                       2005      1.004          1.103              --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.086          1.043              --
                                                       2005      1.070          1.086              --
                                                       2004      1.000          1.070              --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.291          1.226              --
                                                       2006      1.143          1.291              --
                                                       2005      1.129          1.143              --
                                                       2004      1.000          1.129              --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.129          1.235              --
                                                       2006      1.087          1.129              --
                                                       2005      1.035          1.087              --
                                                       2004      1.000          1.035              --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was replaced by Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock                   Lazard Mid Cap Portfolio -- Class A
     Portfolio -- Class A
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Appreciation Portfolio -- Initial Shares     Davis Venture Value Portfolio -- Class A
DREYFUS VARIABLE INVESTMENT FUND               METROPOLITAN SERIES FUND, INC.
  Developing Leaders Portfolio -- Initial      T. Rowe Price Small Cap Growth
     Shares                                         Portfolio -- Class B
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
JANUS ASPEN SERIES                             METROPOLITAN SERIES FUND, INC.
  Worldwide Growth Portfolio -- Service        Oppenheimer Global Equity Portfolio -- Class
     Shares                                         B

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-04-08-81-82-83. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-04-08-81-82-83.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-04-08-81-82-83

[ ] MLAC-Book-04-08-81-82-83

                         VINTAGE 3(SM) VARIABLE ANNUITY
                         VINTAGE L(SM) VARIABLE ANNUITY
                         VINTAGE II(SM) VARIABLE ANNUITY
                   VINTAGE II (SERIES II)(SM) VARIABLE ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Ten for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 800-842-9325.

                   VINTAGE L(SM) VARIABLE ANNUITY PROSPECTUS:

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES

                                 APRIL 28, 2008

This prospectus describes VINTAGE L VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available as of April 28, 2008 are:

AMERICAN FUNDS INSURANCE SERIES(R) -- CLASS 2      Harris Oakmark International
  American Funds Global Growth Fund                   Portfolio -- Class A
  American Funds Growth Fund                       Janus Forty Portfolio -- Class A
  American Funds Growth-Income Fund                Lazard Mid Cap Portfolio -- Class B
FIDELITY(R) VARIABLE INSURANCE PRODUCTS            Lord Abbett Growth and Income
  Contrafund(R) Portfolio -- Service Class            Portfolio -- Class B
  Mid Cap Portfolio -- Service Class 2             Lord Abbett Mid Cap Value
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS        Portfolio -- Class B
  TRUST -- CLASS 2                                 Met/AIM Capital Appreciation
  Franklin Income Securities Fund                     Portfolio -- Class A
  Templeton Foreign Securities Fund                Met/AIM Small Cap Growth Portfolio -- Class
JANUS ASPEN SERIES -- SERVICE SHARES                  A
  Mid Cap Growth Portfolio                         MFS(R) Emerging Markets Equity
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio -- Class B
  Legg Mason Partners Variable Aggressive          PIMCO Inflation Protected Bond
     Growth Portfolio -- Class I                      Portfolio -- Class A
  Legg Mason Partners Variable Appreciation        Pioneer Fund Portfolio -- Class A
     Portfolio -- Class I                          Pioneer Strategic Income Portfolio -- Class
  Legg Mason Partners Variable Capital and            A
     Income Portfolio -- Class II                  Third Avenue Small Cap Value
  Legg Mason Partners Variable Equity Index           Portfolio -- Class B
     Portfolio -- Class II                       METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Global Equity       BlackRock Aggressive Growth
     Portfolio                                        Portfolio -- Class D
  Legg Mason Partners Variable Investors           BlackRock Bond Income Portfolio -- Class E
     Portfolio -- Class I                          Capital Guardian U.S. Equity
  Legg Mason Partners Variable Mid Cap Core           Portfolio -- Class A
     Portfolio -- Class I                          FI Large Cap Portfolio -- Class A
LEGG MASON PARTNERS VARIABLE INCOME TRUST          FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Adjustable          MetLife Aggressive Allocation
     Rate Income Portfolio                            Portfolio -- Class B
  Legg Mason Partners Variable High Income         MetLife Conservative Allocation
     Portfolio                                        Portfolio -- Class B
  Legg Mason Partners Variable Money Market        MetLife Conservative to Moderate Allocation
     Portfolio                                        Portfolio -- Class B
MET INVESTORS SERIES TRUST                         MetLife Moderate Allocation
  BlackRock Large Cap Core Portfolio -- Class         Portfolio -- Class B
     E                                             MetLife Moderate to Aggressive Allocation
  Clarion Global Real Estate                          Portfolio -- Class B
     Portfolio -- Class A                          MFS(R) Total Return Portfolio -- Class F
  Dreman Small Cap Value Portfolio -- Class A      MFS(R) Value Portfolio -- Class A
                                                   Oppenheimer Global Equity
                                                      Portfolio -- Class B
                                                 PIMCO VARIABLE INSURANCE
                                                   TRUST -- ADMINISTRATIVE CLASS
                                                   Total Return Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

THE CONTRACT IS NO LONGER OFFERED TO NEW PURCHASERS.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 800-842-9325 or access the SEC's website (http://www.sec.gov). See Appendix E for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS






                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
CONDENSED FINANCIAL INFORMATION.........................................    14
THE ANNUITY CONTRACT....................................................    14
Contract Owner Inquiries................................................    15
Purchase Payments.......................................................    15
Accumulation Units......................................................    16
The Variable Funding Options............................................    16
FIXED ACCOUNT...........................................................    22
CHARGES AND DEDUCTIONS..................................................    22
General.................................................................    22
Withdrawal Charge.......................................................    23
Free Withdrawal Allowance...............................................    23
Transfer Charge.........................................................    24
Administrative Charges..................................................    24
Mortality and Expense Risk Charge.......................................    24
Variable Liquidity Benefit Charge.......................................    24
Enhanced Stepped-Up Provision Charge....................................    24
Guaranteed Minimum Withdrawal Benefit Charge............................    25
Guaranteed Minimum Accumulation Benefit Charge..........................    25
Variable Funding Option Expenses........................................    25
Premium Tax.............................................................    25
Changes in Taxes Based upon Premium or Value............................    25
TRANSFERS...............................................................    25
Market Timing/Excessive Trading.........................................    25
Dollar Cost Averaging...................................................    27
ACCESS TO YOUR MONEY....................................................    28
Systematic Withdrawals..................................................    29
OWNERSHIP PROVISIONS....................................................    29
Types of Ownership......................................................    29
Contract Owner..........................................................    29
Beneficiary.............................................................    30
Annuitant...............................................................    30
DEATH BENEFIT...........................................................    30
Death Proceeds before the Maturity Date.................................    30
Enhanced Stepped-Up Provision ("E.S.P.")................................    32
Payment of Proceeds.....................................................    33
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    35
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    35
Planned Death Benefit...................................................    36
Death Proceeds after the Maturity Date..................................    36
LIVING BENEFITS.........................................................    36
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    36
Guaranteed Minimum Accumulation Benefit ("GMAB")........................    42
THE ANNUITY PERIOD......................................................    47
Maturity Date...........................................................    47
Allocation of Annuity...................................................    48
Variable Annuity........................................................    48
Fixed Annuity...........................................................    49
PAYMENTS OPTIONS........................................................    49
Election of Options.....................................................    49
Annuity Options.........................................................    49
Variable Liquidity Benefit..............................................    50
MISCELLANEOUS CONTRACT PROVISIONS.......................................    50
Right to Return.........................................................    50
Termination.............................................................    50
Required Reports........................................................    50
Suspension of Payments..................................................    51
THE SEPARATE ACCOUNTS...................................................    51
Performance Information.................................................    51
FEDERAL TAX CONSIDERATIONS..............................................    52
General Taxation of Annuities...........................................    52
Types of Contracts: Qualified and Non-qualified.........................    53
Qualified Annuity Contracts.............................................    53
Taxation of Qualified Annuity Contracts.................................    53
Mandatory Distributions for Qualified Plans.............................    54
Individual Retirement Annuities.........................................    54
Roth IRAs...............................................................    55
TSAs (ERISA and Non-ERISA)..............................................    55
Non-qualified Annuity Contracts.........................................    57
Diversification Requirements for Variable Annuities.....................    58
Ownership of the Investments............................................    58
Taxation of Death Benefit Proceeds......................................    58
Other Tax Considerations................................................    59
Treatment of Charges for Optional Benefits..............................    59
Guaranteed Minimum Withdrawal Benefits..................................    59
Puerto Rico Tax Considerations..........................................    59
Non-Resident Aliens.....................................................    59
Tax Credits and Deductions..............................................    60
OTHER INFORMATION.......................................................    60
The Insurance Company...................................................    60
Financial Statements....................................................    60
Distribution of Variable Annuity Contracts..............................    60
Conformity with State and Federal Laws..................................    61
Voting Rights...........................................................    62
Restrictions on Financial Transactions..................................    62
Legal Proceedings.......................................................    62
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT NINE FOR VARIABLE ANNUITIES...................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TEN FOR VARIABLE ANNUITIES....................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   E-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401(a), 403(b), 408(b), or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                           VINTAGE L VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine") and MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Ten was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten.

THE CONTRACT IS NO LONGER AVAILABLE FOR SALE. It does continue to accept Purchase Payments from existing Contract Owners.

For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is no longer available for sale. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. However, this restriction does not apply to transfers that are a part of the dollar cost averaging program. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.70% for the Annual Step-Up Benefit or 1.90% for the Roll-Up Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments. The maximum percentage is 6%, decreasing to 0% in Contract Years five and later. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.15% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are three GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), a charge equal to 0.50% annually will be deducted each business day from amounts in the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for four years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
         3 years                4 years               3%
        4 +years                                      0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after four years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
         3 years                4 years               3%
        4 + years                                     0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge of 1.70% and a maximum administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.15% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II , and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:

                                                            ANNUAL STEP-UP DEATH
                                                                   BENEFIT          ROLL-UP DEATH BENEFIT
                                                            --------------------    ---------------------
Mortality and Expense Risk ("M&E") Charge...............          1.70%(5)                 1.90%(5)
Administrative Expense Charge...........................          0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED.....................................          1.85%                    2.05%
Optional E.S.P. Charge..................................          0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED..............................................          2.00%                    2.20%
Optional GMAB Charge....................................          0.50%                    0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMAB ONLY
  SELECTED(6)...........................................          2.35%                    2.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMAB SELECTED.........................................          2.50%                    2.70%
Optional GMWB I Charge (maximum upon reset).............          1.00%(7)                 1.00%(7)
Optional GMWB II Charge (maximum upon reset)............          1.00%(7)                 1.00%(7)
Optional GMWB III Charge................................          0.25%                    0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED..............................................          2.85%                    3.05%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED..............................................          2.85%                    3.05%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III ONLY
  SELECTED..............................................          2.10%                    2.30
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED.......................................          3.00%                    3.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED......................................          3.00%                    3.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED.....................................          2.25%                    2.45%


---------
(5) We are waiving the Mortality and Expense Risk charge in an amount equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid-Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio, an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFS(R) Research International Portfolio, and an amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio.
(6)   GMAB and GMWB cannot both be elected.
(7) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 800-842-9325.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.52%      1.52%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
  American Funds Global Growth
     Fund........................    0.53%       0.25%      0.02%           --          0.80%          --           0.80%
  American Funds Growth Fund.....    0.32%       0.25%      0.01%           --          0.58%          --           0.58%
  American Funds Growth-Income
     Fund........................    0.26%       0.25%      0.01%           --          0.52%          --           0.52%
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
  Contrafund(R)
     Portfolio -- Service Class..    0.56%       0.10%      0.09%           --          0.75%          --           0.75%
  Mid Cap Portfolio -- Service
     Class 2.....................    0.56%       0.25%      0.10%           --          0.91%          --           0.91%
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Income Securities
     Fund........................    0.45%       0.25%      0.02%           --          0.72%          --           0.72%
  Franklin Small-Mid Cap Growth
     Securities Fund+............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%          1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%          1.02%(1)
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Mid Cap Growth Portfolio.......    0.64%       0.25%      0.04%           --          0.93%          --           0.93%
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I++......    0.75%         --       0.07%           --          0.82%          --           0.82%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class I........    0.69%         --       0.11%         0.01%         0.81%          --           0.81%(2)
  Legg Mason Partners Variable
     Appreciation
     Portfolio -- Class II++.....    0.69%       0.25%      0.20%         0.01%         1.15%          --           1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --           1.13%
  Legg Mason Partners Variable
     Capital Portfolio++.........    0.75%       0.25%      0.11%           --          1.11%          --           1.11%(2)
  Legg Mason Partners Variable
     Dividend Strategy
     Portfolio++++...............    0.65%         --       0.33%           --          0.98%          --           0.98%(2)
  Legg Mason Partners Variable
     Equity Index
     Portfolio -- Class II.......    0.31%       0.25%      0.08%           --          0.64%          --           0.64%(2)
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I++......    0.75%         --       0.08%           --          0.83%          --           0.83%(2)
  Legg Mason Partners Variable
     Global Equity Portfolio.....    0.75%       0.25%      0.19%           --          1.19%          --           1.19%(2)
  Legg Mason Partners Variable
     Investors Portfolio -- Class
     I...........................    0.62%         --       0.14%           --          0.76%          --           0.76%(2)
  Legg Mason Partners Variable
     Large Cap Growth
     Portfolio -- Class I++++....    0.75%         --       0.15%           --          0.90%          --           0.90%(3)
  Legg Mason Partners Variable
     Mid Cap Core
     Portfolio -- Class I++......    0.75%         --       0.26%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     Small Cap Growth
     Portfolio -- Class I+.......    0.75%         --       0.35%           --          1.10%          --           1.10%(2)
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio++.................    0.55%       0.25%      0.60%           --          1.40%          --           1.40%(2)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  Legg Mason Partners Variable
     Diversified Strategic Income
     Portfolio+..................    0.65%         --       0.36%           --          1.01%          --           1.01%(2)
  Legg Mason Partners Variable
     High Income Portfolio++.....    0.60%         --       0.15%           --          0.75%          --           0.75%(2)
  Legg Mason Partners Variable
     Money Market Portfolio++....    0.45%         --       0.08%           --          0.53%          --           0.53%(2)
MET INVESTORS SERIES TRUST
  BlackRock Large Cap Core
     Portfolio -- Class E........    0.58%       0.15%      0.06%           --          0.79%          --           0.79%
  Clarion Global Real Estate
     Portfolio -- Class A........    0.61%         --       0.04%           --          0.65%          --           0.65%
  Dreman Small Cap Value
     Portfolio -- Class A........    0.79%         --       0.13%           --          0.92%          --           0.92%(4)
  Harris Oakmark International
     Portfolio -- Class A........    0.77%         --       0.09%           --          0.86%          --           0.86%
  Janus Forty Portfolio -- Class
     A...........................    0.65%         --       0.05%           --          0.70%          --           0.70%
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --           1.00%
  Lord Abbett Growth and Income
     Portfolio -- Class B........    0.49%       0.25%      0.03%           --          0.77%          --           0.77%
  Lord Abbett Mid Cap Value
     Portfolio -- Class B........    0.67%       0.25%      0.09%           --          1.01%          --           1.01%
  Met/AIM Capital Appreciation
     Portfolio -- Class A........    0.76%         --       0.10%           --          0.86%          --           0.86%
  Met/AIM Small Cap Growth
     Portfolio -- Class A........    0.86%         --       0.06%           --          0.92%          --           0.92%
  MFS(R) Emerging Markets Equity
     Portfolio -- Class B........    1.00%       0.25%      0.27%           --          1.52%          --           1.52%
  MFS(R) Research International
     Portfolio -- Class B+.......    0.70%       0.25%      0.09%           --          1.04%          --           1.04%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A........    0.50%         --       0.05%           --          0.55%          --           0.55%
  Pioneer Fund Portfolio -- Class
     A...........................    0.75%         --       0.23%           --          0.98%          --           0.98%(5)
  Pioneer Strategic Income
     Portfolio -- Class A........    0.60%         --       0.09%           --          0.69%          --           0.69%(4)
  Third Avenue Small Cap Value
     Portfolio -- Class B........    0.73%       0.25%      0.03%           --          1.01%          --           1.01%
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth
     Portfolio -- Class D........    0.71%       0.10%      0.05%           --          0.86%          --           0.86%
  BlackRock Bond Income
     Portfolio -- Class E........    0.38%       0.15%      0.06%           --          0.59%        0.01%          0.58%(6)
  Capital Guardian U.S. Equity
     Portfolio -- Class A........    0.66%         --       0.05%           --          0.71%          --           0.71%
  FI Large Cap Portfolio -- Class
     A...........................    0.77%         --       0.07%           --          0.84%          --           0.84%
  FI Value Leaders
     Portfolio -- Class D........    0.64%       0.10%      0.07%           --          0.81%          --           0.81%
  Jennison Growth
     Portfolio -- Class A+.......    0.63%         --       0.04%           --          0.67%          --           0.67%
  MetLife Aggressive Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.04%         0.73%         1.12%        0.04%          1.08%(7)
  MetLife Conservative Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.05%         0.59%         0.99%        0.05%          0.94%(7)
  MetLife Conservative to
     Moderate Allocation
     Portfolio -- Class B........    0.10%       0.25%      0.01%         0.64%         1.00%        0.01%          0.99%(7)
  MetLife Moderate Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.67%         1.01%          --           1.01%(7)
  MetLife Moderate to Aggressive
     Allocation
     Portfolio -- Class B........    0.08%       0.25%      0.01%         0.70%         1.04%          --           1.04%(7)
  MFS(R) Total Return
     Portfolio -- Class F........    0.53%       0.20%      0.05%           --          0.78%          --           0.78%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
  MFS(R) Value Portfolio -- Class
     A...........................    0.72%         --       0.05%           --          0.77%        0.07%          0.70%(8)
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --           0.86%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B+.......    0.60%       0.25%      0.07%           --          0.92%          --           0.92%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio.........    0.25%         --       0.58%           --          0.83%          --           0.83%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward. Due to contractual waivers and/or reimbursements in place through March 1, 2009, the Portfolio's actual total net operating expenses, excluding brokerage, taxes, interest and extraordinary expenses, are not expected to exceed 0.78% prior to that date.
(4) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the preceding fiscal year.
(5) Other Expenses have been restated to reflect a change in Transfer Agent fee schedule as if fees had been in effect during the previous fiscal year.
(6) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% for the amounts over $1 billion but less than $2 billion.
(7) The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Metropolitan Series Fund, Inc. and the Met Investors Series Trust. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee. MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to waive fees or pay all expenses (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) so as to limit the net operating expenses of the Portfolio (other than acquired fund fees and expenses, brokerage costs, taxes, interest and any extraordinary expenses) to 0.10% for the Class A shares, 0.35% for the Class B shares and 0.25% for the Class E shares.
(8) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.65% for the first $1.25 billion of the Portfolio's average daily net assets, 0.60% for the next $250 million and 0.50% for amounts over $1.5 billion.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

This example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have elected all of the available optional benefits and that you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. The example assumes that the maximum charge of 1.00% for the Guaranteed Minimum Withdrawal Benefit (GMWB I or II) applies in all contract years. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the GMWB I or GMWB II (assuming the maximum charge of 1.00% applies in all contract years).

                                    IF CONTRACT IS SURRENDERED AT THE               IF CONTRACT IS NOT SURRENDERED OR
                                          END OF PERIOD SHOWN:                     ANNUITIZED AT END OF PERIOD SHOWN:
                             ----------------------------------------------  ----------------------------------------------
FUNDING OPTION                 1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS    10 YEARS
--------------               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Underlying Fund with
Maximum Total Annual
Operating Expenses.........    $1,077      $1,793      $2,392      $4,796       $477       $1,433      $2,392      $4,796
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $978      $1,504      $1,923      $3,934       $378       $1,144      $1,923      $3,934


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Vintage L Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by state law, we also reserve the right to restrict allocation of Purchase Payments to the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options.

Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 800-842-9325.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24,

2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of Variable Annuity Contracts.")

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 800-842-9325 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AMERICAN FUNDS INSURANCE
  SERIES(R) -- CLASS 2
American Funds Global Growth Fund  Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth Fund         Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
American Funds Growth-Income Fund  Seeks both capital appreciation    Capital Research and Management
                                   and income.                        Company
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS
Contrafund(R)                      Seeks long-term capital            Fidelity Management & Research
  Portfolio -- Service Class       appreciation.                      Company
Mid Cap Portfolio -- Service       Seeks long-term growth of          Fidelity Management & Research
  Class 2                          capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Income Securities Fund    Seeks to maximize income while     Franklin Advisers, Inc.
                                   maintaining prospects for capital
                                   appreciation.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund+
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
Mid Cap Growth Portfolio           Seeks long-term growth of          Janus Capital Management LLC
                                   capital.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class I                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  I                                                                   Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
  Appreciation Portfolio -- Class  capital.                           LLC
  II++                                                                Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable       Seeks capital appreciation         Legg Mason Partners Fund Advisor,
  Capital Portfolio++              through investment in securities   LLC
                                   which the portfolio managers       Subadviser: ClearBridge Advisors,
                                   believe have above-average         LLC
                                   capital appreciation potential.
Legg Mason Partners Variable       Seeks capital appreciation,        Legg Mason Partners Fund Advisor,
  Dividend Strategy Portfolio++    principally through investments    LLC
                                   in dividend-paying stocks.         Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks investment results that,     Legg Mason Partners Fund Advisor,
  Equity Index Portfolio -- Class  before expenses, correspond to     LLC
  II                               the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500(R) Index.           Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I++           consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term capital growth;    Legg Mason Partners Fund Advisor,
  Global Equity Portfolio          dividend income, if any, is        LLC
                                   incidental to this goal.           Subadviser: Batterymarch
                                                                      Financial Management, Inc.
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Investors Portfolio -- Class I   capital. Current income is a       LLC
                                   secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Large Cap Growth                 capital.                           LLC
  Portfolio -- Class I++                                              Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable Mid   Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Cap Core Portfolio -- Class I    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks long-term growth of          Legg Mason Partners Fund Advisor,
  Small Cap Growth                 capital.                           LLC
  Portfolio -- Class I+                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
Legg Mason Partners Variable       Seeks to provide high current      Legg Mason Partners Fund Advisor,
  Adjustable Rate Income           income and to limit the degree of  LLC
  Portfolio                        fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
Legg Mason Partners Variable       Seeks high current income.         Legg Mason Partners Fund Advisor,
  Diversified Strategic Income                                        LLC
  Portfolio+                                                          Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Legg Mason Partners Variable High  Seeks high current income.         Legg Mason Partners Fund Advisor,
  Income Portfolio                 Secondarily, seeks capital         LLC
                                   appreciation.                      Subadvisers: Western Asset
                                                                      Management Company; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks to maximize current income   Legg Mason Partners Fund Advisor,
  Money Market Portfolio           consistent with preservation of    LLC
                                   capital.                           Subadviser: Western Asset
                                                                      Management Company
MET INVESTORS SERIES TRUST
BlackRock Large Cap Core           Seeks long-term capital growth.    Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: BlackRock Advisors,
                                                                      LLC
Clarion Global Real Estate         Seeks to provide total return      Met Investors Advisory, LLC
  Portfolio -- Class A             through investment in real estate  Subadviser: ING Clarion Real
                                   securities, emphasizing both       Estate Securities, L.P.
                                   capital appreciation and current
                                   income.
Dreman Small Cap Value             Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Dreman Value
                                                                      Management, L.L.C.
Harris Oakmark International       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class A             appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
Janus Forty Portfolio -- Class A   Seeks capital appreciation.        Met Investors Advisory, LLC
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Lord Abbett Growth and Income      Seeks long-term growth of capital  Met Investors Advisory, LLC
  Portfolio -- Class B             and income without excessive       Subadviser: Lord, Abbett & Co.
                                   fluctuation in market value.       LLC
Lord Abbett Mid Cap Value          Seeks capital appreciation         Met Investors Advisory, LLC
  Portfolio -- Class B             through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class A                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
Met/AIM Small Cap Growth           Seeks long-term growth of          Met Investors Advisory, LLC
  Portfolio -- Class A             capital.                           Subadviser: Invesco Aim Capital
                                                                      Management, Inc.
MFS(R) Emerging Markets Equity     Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B+                                               Subadviser: Massachusetts
                                                                      Financial Services Company
PIMCO Inflation Protected Bond     Seeks to provide maximum real      Met Investors Advisory, LLC
  Portfolio -- Class A             return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Pioneer Fund Portfolio -- Class A  Seeks reasonable income and        Met Investors Advisory, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
Pioneer Strategic Income           Seeks a high level of current      Met Investors Advisory, LLC
  Portfolio -- Class A             income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
Third Avenue Small Cap Value       Seeks long-term capital            Met Investors Advisory, LLC
  Portfolio -- Class B             appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
BlackRock Aggressive Growth        Seeks maximum capital              MetLife Advisers, LLC
  Portfolio -- Class D             appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
BlackRock Bond Income              Seeks a competitive total return   MetLife Advisers, LLC
  Portfolio -- Class E             primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
Capital Guardian U.S. Equity       Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A             capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
FI Large Cap Portfolio -- Class A  Seeks long-term growth of          MetLife Advisers, LLC
                                   capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
FI Value Leaders                   Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class D             capital.                           Subadviser: Pyramis Global
                                                                      Advisors, LLC
Jennison Growth                    Seeks long-term growth of          MetLife Advisers, LLC
  Portfolio -- Class A+            capital.                           Subadviser: Jennison Associates
                                                                      LLC
MetLife Aggressive Allocation      Seeks growth of capital.           MetLife Advisers, LLC
  Portfolio -- Class B
MetLife Conservative Allocation    Seeks high level of current        MetLife Advisers, LLC
  Portfolio -- Class B             income, with growth of capital as
                                   a secondary objective.
MetLife Conservative to Moderate   Seeks high total return in the     MetLife Advisers, LLC
  Allocation Portfolio -- Class B  form of income and growth of capital, with a greater emphasis
                                   on income.
MetLife Moderate Allocation        Seeks a balance between a high     MetLife Advisers, LLC
  Portfolio -- Class B             level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
MetLife Moderate to Aggressive     Seeks growth of capital.           MetLife Advisers, LLC
  Allocation Portfolio -- Class B
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class F             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
MFS(R) Value Portfolio -- Class A  Seeks capital appreciation and     MetLife Advisers, LLC
                                   reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
T. Rowe Price Large Cap Growth     Seeks long-term growth of capital  MetLife Advisers, LLC
  Portfolio -- Class B+            and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
Total Return Portfolio             Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.


---------
+ Not available under all Contracts. Availability depends on Contract issue date.
++ Closed to new investments except under dollar cost averaging and rebalancing programs in existence at the time of closing.

Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for four years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
         3 years                4 years               3%
        4+ years                                      0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

Partial withdrawals will be prorated from all Underlying Funds unless you specify otherwise on the Surrender Request Form. If you request a Partial Withdrawal, the amount that you receive may be less than your requested withdrawal amount because we will deduct applicable taxes and charges, including the Withdrawal Charge, from your requested withdrawal amount. If you want the full requested withdrawal amount you must check the "Net" box on the Surrender Request Form and we will deduct the amount of applicable taxes and charges from your Contract Value so you can receive your full requested withdrawal amount.

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Annual Step-Up Death Benefit the M&E charge is 1.70% annually. If you choose the Roll-Up Death Benefit the M&E charge is 1.90% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
         3 years                4 years               3%
        4 + years                                     0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.15% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the

Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Franklin Income Securities Fund, Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, Legg Mason Partners Variable Global Equity Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, Legg Mason Partners Variable Diversified Strategic Income Portfolio, Legg Mason Partners Variable High Income Portfolio, Clarion Global Real Estate Portfolio, Dreman Small Cap Value Portfolio, Harris Oakmark International Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; any additional violation will result in the imposition of the transfer restrictions described below. Further, as Monitored Portfolios, American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program. In that event, transfers will be made from the Money Market Variable Funding Option.

                              ACCESS TO YOUR MONEY

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Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

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TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Please note that naming different persons as owner and Annuitant may affect whether certain benefits are payable, the amount of those benefits, and who will receive them. Use care when naming owners, Annuitants and beneficiaries, and consult your agent if you have questions.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

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Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Note: If the owner dies before the Annuitant, the death benefit is recalculated replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

ANNUAL STEP-UP DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax or outstanding loans:

     (1)  the Contract Value on the Death Report Date

     (2)  your adjusted Purchase Payment (see below) or*

     (3)  the Step-Up Value (if any, as described below)**

ROLL-UP DEATH BENEFIT

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If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below);*
                                    -  the Step-Up Value**, if any, as described
                                       below
                                    -  the Roll-Up Death Benefit Value** (as
                                       described below)
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If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below) or*
                                    -  the Step-Up Value**, if any, as described
                                       below, or
                                    -  the Roll-Up Death Benefit Value** (as
                                       described below) on the Annuitant's 80(th)
                                       birthday, plus any additional Purchase
                                       Payments and minus any partial surrender
                                       reductions (as described below) that occur
                                       after the Annuitant's 80(th) birthday.
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---------
* If you have elected a GMWB Rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

** Your Step-Up Value or the Roll-Up Death Benefit Value will be subjected to the partial surrender reduction below even if you have elected a GMWB Rider (Principal Guarantee).

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below.

STEP-UP VALUE (FOR ANNUAL STEP-UP AND ROLL-UP DEATH BENEFITS)

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions (as described below).

PARTIAL SURRENDER REDUCTIONS.

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the Adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

EXAMPLE OF PARTIAL SURRENDER REDUCTION. For example, assume your current Contract Value is $55,000. If your current Adjusted Purchase Payment, Step-Up or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment, Step-Up or Roll-Up Value as follows:

           50,000 X (10,000/55,000) = $9,090

Your new Adjusted Purchase Payment, Step-Up or Roll-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Adjusted Purchase Payment, Step-Up or Roll-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment, Step-Up or Roll-Up Value as follows:

           50,000 X (10,000/30,000) = $16,666

Your new Adjusted Purchase Payment, Step-Up or Roll-Up Value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR CONTRACT OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments (described below) excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT IS EQUAL TO THE CONTRACT VALUE AS OF THE RIDER EFFECTIVE DATE. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/55,000) = $9,090

You new modified Purchase Payment would be 50,000-9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 X (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
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OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------

OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
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NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
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NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or,     The beneficiary elects to      Yes
IS THE ANNUITANT)             if none, to the surviving      continue the Contract rather
                              joint owner.                   than receive a lump sum
                                                             distribution.
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SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.
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SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or,     The spouse elects to           Yes
THE ANNUITANT)                if none, to the surviving      continue the Contract.
                              joint owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract and
                                                             instruct the Company to pay
                                                             the beneficiary.
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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner.   continue the Contract rather
                                                             than receive a lump sum
                                                             distribution.
                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.
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ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
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ANNUITANT (WHERE OWNER IS A   The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
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CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
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BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
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CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
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QUALIFIED CONTRACTS

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                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
--------------------------------------------------------------------------------------------------------------

BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------

CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. Spousal beneficiaries must choose to continue the Contract as allowed under the spousal contract continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. There is no additional charge to continue the Contract; however, all other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer several different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers several different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The several GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 28, 2005 if         March 28, 2005 if
                                   March 28, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age
          70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5th year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5th contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5th year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5th year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------

GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000      Not Applicable      $100,000         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $110,000         $100,000         $100,000         $90,000          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $10,000(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000         $100,000         $100,000         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $110,000      Not Applicable      $100,000         $110,000      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $120,000         $10,000          $110,000         $120,000         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $110,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/110,000] =
WITHDRAWAL           $100,000               $90,000               $10,000               $9,091                $10,000
---------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $90,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/90,000] =
WITHDRAWAL            $80,000               $88,889               $10,000               $11,111               $11,111
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B.

We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                                      CLASS B SUBACCOUNTS/
                                        UNDERLYING FUNDS
                    --------------------------------------------------------
                          FRANKLIN TEMPLETON VARIABLE INSURANCE
                            PRODUCTS TRUST
                            Franklin Income Securities Fund
                          LEGG MASON PARTNERS VARIABLE INCOME TRUST
                            Legg Mason Partners Variable Adjustable
                               Rate Income Portfolio
                            Legg Mason Partners Variable High Income
                               Portfolio
                            Legg Mason Partners Variable Money Market
                               Portfolio
                          MET INVESTORS SERIES TRUST
                            Pioneer Strategic Income Portfolio
                            PIMCO Inflation Protected Bond Portfolio
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Bond Income Portfolio
                          PIMCO VARIABLE INSURANCE TRUST
                            Total Return Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB

          Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time thirteen months after the Contract Date. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us). (For Contracts issued in Florida and New York, the Maturity Date you elect may not be later than the Annuitant's 90(th) birthday.)

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

The Company sponsors Separate Account Nine and Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten. (See "The Insurance Company" .) Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Nine and Separate Account Ten with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB , if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the

Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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Vintage L is a service mark of Citigroup, Inc. or its affiliates and is used by MetLife, Inc. and its affiliates under license.

THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Ten, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Ten and its assets. Pursuant to the merger, therefore, Separate Account Ten became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g.

commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the funds in the American Funds Insurance Series for services it provides in marketing the Funds' shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                   APPENDIX A

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                         CONDENSED FINANCIAL INFORMATION

         FOR METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.143          1.194                 --
                                                       2005      1.113          1.143            433,246
                                                       2004      1.019          1.113            206,918
                                                       2003      0.786          1.019            134,576
                                                       2002      1.000          0.786             70,619

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      1.166          1.138                 --
                                                       2005      1.034          1.166             95,999
                                                       2004      0.973          1.034             75,694
                                                       2003      0.803          0.973             40,191
                                                       2002      1.183          0.803              4,743
                                                       2001      1.000          1.183                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.950          2.198          1,556,749
                                                       2006      1.649          1.950          1,493,191
                                                       2005      1.473          1.649          1,392,866
                                                       2004      1.322          1.473            689,281
                                                       2003      0.995          1.322            338,279
                                                       2002      1.188          0.995            108,035
                                                       2001      1.000          1.188                 --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.681          1.854          4,613,267
                                                       2006      1.553          1.681          5,177,418
                                                       2005      1.362          1.553          5,108,335
                                                       2004      1.233          1.362          3,022,506
                                                       2003      0.918          1.233          1,910,413
                                                       2002      1.238          0.918            519,111
                                                       2001      1.000          1.238              5,663

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.517          1.564          4,745,709
                                                       2006      1.341          1.517          5,407,103
                                                       2005      1.291          1.341          5,384,780
                                                       2004      1.191          1.291          3,748,375
                                                       2003      0.916          1.191          2,541,469
                                                       2002      1.143          0.916            825,826
                                                       2001      1.000          1.143              6,095

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.297          1.282                 --
                                                       2005      1.117          1.297             69,464
                                                       2004      0.952          1.117             10,285
                                                       2003      0.777          0.952              5,296
                                                       2002      1.000          0.777              6,000

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.703          2.217                 --
                                                       2005      1.618          1.703            444,721
                                                       2004      1.255          1.618            282,289
                                                       2003      0.953          1.255            261,390
                                                       2002      1.000          0.953            110,495

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                 --
                                                       2005      1.204          1.302            230,497
                                                       2004      1.074          1.204             45,466
                                                       2003      1.000          1.074                 --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.447                 --
                                                       2005      1.202          1.299            372,761
                                                       2004      1.067          1.202             73,290
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.784          2.057          2,032,706
                                                       2006      1.628          1.784          2,391,367
                                                       2005      1.419          1.628          2,046,688
                                                       2004      1.254          1.419          1,366,552
                                                       2003      0.995          1.254            855,032
                                                       2002      1.119          0.995            157,173
                                                       2001      1.000          1.119                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.813          2.053          1,653,650
                                                       2006      1.643          1.813          1,974,513
                                                       2005      1.418          1.643          1,993,749
                                                       2004      1.159          1.418          1,597,208
                                                       2003      0.854          1.159          1,203,368
                                                       2002      1.000          0.854            289,347

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.198          1.220          1,472,095
                                                       2006      1.032          1.198          1,064,996
                                                       2005      1.000          1.032            360,823

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      1.391          1.519            784,221
                                                       2006      1.303          1.391            850,852
                                                       2005      1.267          1.303            828,548
                                                       2004      1.158          1.267            703,458
                                                       2003      0.859          1.158            247,570
                                                       2002      1.228          0.859             73,361
                                                       2001      1.000          1.228                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.242          1.443                 --
                                                       2005      1.144          1.242          1,920,497
                                                       2004      1.035          1.144            911,365
                                                       2003      0.842          1.035            482,403
                                                       2002      1.000          0.842            112,568

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.780          3.515            672,445
                                                       2006      2.211          2.780            631,126
                                                       2005      1.767          2.211            453,826
                                                       2004      1.444          1.767             74,045
                                                       2003      1.000          1.444              6,032

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.766          2.001          1,716,560
                                                       2006      1.481          1.766          1,728,859
                                                       2005      1.369          1.481          1,323,471
                                                       2004      1.177          1.369            672,403
                                                       2003      0.907          1.177            254,384
                                                       2002      1.134          0.907            136,180
                                                       2001      1.000          1.134                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.246          1.490                 --
                                                       2005      1.166          1.246            699,854
                                                       2004      1.024          1.166            204,395
                                                       2003      0.789          1.024             96,803
                                                       2002      1.000          0.789             58,188

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.564          1.869             52,208
                                                       2006      1.406          1.564             42,968
                                                       2005      1.279          1.406            122,864
                                                       2004      1.081          1.279            131,294
                                                       2003      0.817          1.081            131,035
                                                       2002      1.158          0.817             43,642
                                                       2001      1.000          1.158                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.534          1.717                 --
                                                       2005      1.502          1.534            386,440
                                                       2004      1.332          1.502            112,428
                                                       2003      1.000          1.332            101,266

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.260          1.341                 --
                                                       2006      1.196          1.260             31,675
                                                       2005      1.146          1.196             44,833
                                                       2004      1.135          1.146             46,001
                                                       2003      0.861          1.135             33,703
                                                       2002      1.198          0.861             24,619
                                                       2001      1.000          1.198                 --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.338          1.333          2,907,378
                                                       2006      1.253          1.338          3,452,678
                                                       2005      1.143          1.253          3,688,212
                                                       2004      1.059          1.143          3,272,963
                                                       2003      0.802          1.059          2,216,985
                                                       2002      1.213          0.802            741,620
                                                       2001      1.000          1.213              5,724

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.387          1.476          1,692,474
                                                       2006      1.231          1.387          2,270,939
                                                       2005      1.202          1.231          2,791,436
                                                       2004      1.125          1.202          2,527,277
                                                       2003      0.920          1.125          2,308,725
                                                       2002      1.137          0.920            523,480
                                                       2001      1.000          1.137                 --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.639          1.635            662,150

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.421          1.469          5,375,175
                                                       2006      1.310          1.421          5,801,545
                                                       2005      1.280          1.310          6,959,628
                                                       2004      1.242          1.280          4,117,282
                                                       2003      1.037          1.242          1,860,167
                                                       2002      1.000          1.037            367,255

  LMPVET Capital Subaccount (10/02)..................  2007      1.651          1.650          2,829,197
                                                       2006      1.480          1.651          3,067,305
                                                       2005      1.432          1.480          2,931,737
                                                       2004      1.368          1.432          1,902,696
                                                       2003      1.060          1.368          1,000,414
                                                       2002      1.000          1.060            228,011

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.144          1.195            223,672
                                                       2006      0.988          1.144            271,923
                                                       2005      1.008          0.988            274,180
                                                       2004      0.993          1.008            129,017
                                                       2003      0.819          0.993             60,101
                                                       2002      1.128          0.819             13,026
                                                       2001      1.000          1.128                 --

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.365          1.406          1,437,972
                                                       2006      1.208          1.365          1,568,652
                                                       2005      1.180          1.208          2,001,890
                                                       2004      1.091          1.180          1,576,990
                                                       2003      0.870          1.091          1,068,257
                                                       2002      1.141          0.870            208,514
                                                       2001      1.000          1.141                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.545          1.536          2,599,416
                                                       2006      1.347          1.545          1,993,242
                                                       2005      1.310          1.347          2,282,236
                                                       2004      1.233          1.310          2,104,693
                                                       2003      0.906          1.233          1,683,561
                                                       2002      1.173          0.906            528,533
                                                       2001      1.000          1.173                 --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.774          1.827            849,675
                                                       2006      1.569          1.774            970,821
                                                       2005      1.500          1.569          1,001,500
                                                       2004      1.386          1.500            388,786
                                                       2003      1.073          1.386            193,380
                                                       2002      1.000          1.073             27,934

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.463          1.493            715,037
                                                       2006      1.261          1.463            754,904
                                                       2005      1.205          1.261          1,014,142
                                                       2004      1.112          1.205          1,069,597
                                                       2003      0.856          1.112            738,841
                                                       2002      1.134          0.856            316,814
                                                       2001      1.000          1.134                 --

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      1.321          1.365          1,027,936
                                                       2006      1.286          1.321          1,186,381
                                                       2005      1.245          1.286          1,397,017
                                                       2004      1.264          1.245          1,352,456
                                                       2003      0.872          1.264          1,110,282
                                                       2002      1.181          0.872            384,417
                                                       2001      1.000          1.181                 --

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.620          1.704            415,996
                                                       2006      1.437          1.620            485,121
                                                       2005      1.352          1.437            576,586
                                                       2004      1.247          1.352            654,161
                                                       2003      0.979          1.247            544,924
                                                       2002      1.233          0.979            270,753
                                                       2001      1.000          1.233                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.588          1.614                 --
                                                       2006      1.441          1.588            745,667
                                                       2005      1.417          1.441            941,155
                                                       2004      1.353          1.417            596,551
                                                       2003      1.068          1.353            416,126
                                                       2002      1.000          1.068             43,322

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.515          1.636            646,982
                                                       2006      1.369          1.515            371,640
                                                       2005      1.329          1.369            467,037
                                                       2004      1.176          1.329            436,895
                                                       2003      0.805          1.176            267,896
                                                       2002      1.255          0.805             20,161
                                                       2001      1.000          1.255                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.013            277,624
                                                       2006      0.996          1.018            365,576
                                                       2005      0.991          0.996            337,114
                                                       2004      0.998          0.991             90,836
                                                       2003      1.000          0.998              2,550

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.247          1.248          1,055,453
                                                       2006      1.205          1.247          1,229,206
                                                       2005      1.197          1.205          1,763,130
                                                       2004      1.142          1.197          1,620,778
                                                       2003      1.041          1.142            729,132
                                                       2002      1.012          1.041            144,253
                                                       2001      1.000          1.012                 --

  LMPVIT High Income Subaccount (8/00)...............  2007      1.468          1.445          1,235,577
                                                       2006      1.347          1.468          1,706,172
                                                       2005      1.337          1.347          1,752,598
                                                       2004      1.234          1.337          1,653,614
                                                       2003      0.985          1.234          1,341,664
                                                       2002      1.037          0.985            201,900
                                                       2001      1.000          1.037                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (2/00)..............  2007      1.009          1.039          2,171,132
                                                       2006      0.982          1.009          2,117,552
                                                       2005      0.973          0.982          2,876,757
                                                       2004      0.983          0.973          3,211,212
                                                       2003      0.995          0.983          2,901,484
                                                       2002      1.000          0.995          2,395,570
                                                       2001      1.000          1.000                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.601          1.707                 --
                                                       2006      1.445          1.601            353,505
                                                       2005      1.403          1.445            342,386
                                                       2004      1.236          1.403            292,379
                                                       2003      0.887          1.236            145,645
                                                       2002      1.215          0.887             36,890
                                                       2001      1.000          1.215                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.426          1.494                 --
                                                       2006      1.229          1.426          1,234,613
                                                       2005      1.204          1.229          1,548,293
                                                       2004      1.132          1.204          1,643,520
                                                       2003      0.829          1.132          1,213,718
                                                       2002      1.127          0.829            482,311
                                                       2001      1.000          1.127              6,229

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.601          1.663                 --
                                                       2006      1.391          1.601            472,960
                                                       2005      1.372          1.391            516,959
                                                       2004      1.241          1.372            439,996
                                                       2003      1.000          1.241              9,795

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.790          1.971                 --
                                                       2006      1.625          1.790            788,623
                                                       2005      1.529          1.625            891,248
                                                       2004      1.256          1.529            337,639
                                                       2003      1.000          1.256            171,217

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.412          1.480                 --
                                                       2006      1.336          1.412            254,579

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.467          1.476            192,664

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.353          1.315             94,327
                                                       2006      1.271          1.353             63,505

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.641          1.597            634,009
                                                       2006      1.492          1.641            503,697

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.312          1.680             16,965
                                                       2006      1.282          1.312             72,557

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.251          1.107             11,446

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.074          1.093          2,985,466
                                                       2006      1.001          1.074          2,526,375

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.057          1,217,180
                                                       2006      1.002          1.070             30,882

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.340          1.472            163,935
                                                       2006      1.359          1.340            168,317

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.269          1.388             18,812
                                                       2006      1.281          1.269              9,703

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.967          2.062            127,541

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.393          1.472            596,719
                                                       2006      1.262          1.393            611,218

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.019            624,943
                                                       2006      1.003          1.218            662,239

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.133          1.197          2,986,254

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.567          1.615            112,489
                                                       2006      1.460          1.567            132,280

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.147          1.265                 --
                                                       2006      1.092          1.147              8,605

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.214          1,293,753
                                                       2006      1.122          1.160          1,268,342

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.978          1,979,617
                                                       2006      1.003          1.027          1,422,559

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.862          1.019            319,524
                                                       2006      0.885          0.862            388,262

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.079          1.124          2,532,995
                                                       2006      1.041          1.079          3,066,464

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.173          1.150            167,333
                                                       2006      1.143          1.173            302,512

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.227          1.252            283,280
                                                       2006      1.212          1.227            360,693

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.462          1.494          1,350,885
                                                       2006      1.428          1.462          1,798,073

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.073              5,280
                                                       2006      1.002          1.059              5,308

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.079            605,440
                                                       2006      1.001          1.041            215,648

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.078             99,992
                                                       2006      1.002          1.047             93,358

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.078            260,609
                                                       2006      1.002          1.053             83,637

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.078            256,798
                                                       2006      1.002          1.058            123,201

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.399          1.431          2,910,009
                                                       2006      1.311          1.399          3,994,432

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.095          1,400,766
                                                       2006      0.996          1.049          1,352,414

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.143             63,992
                                                       2006      0.998          1.067             76,994

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.107          1.128                 --
                                                       2006      1.119          1.107          3,283,429
                                                       2005      1.117          1.119          2,555,183
                                                       2004      1.045          1.117            974,468
                                                       2003      1.000          1.045            233,173

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.169          1.248          7,651,668
                                                       2006      1.146          1.169          9,603,831
                                                       2005      1.140          1.146         12,289,203
                                                       2004      1.107          1.140         11,093,565
                                                       2003      1.074          1.107         10,441,947
                                                       2002      1.003          1.074          3,411,930
                                                       2001      1.000          1.003                 --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.828          1.977                 --
                                                       2006      1.458          1.828            136,687
                                                       2005      1.323          1.458            188,294
                                                       2004      1.160          1.323            191,672
                                                       2003      0.919          1.160            186,378
                                                       2002      1.138          0.919             63,610
                                                       2001      1.000          1.138                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.157          2.302                 --
                                                       2006      1.874          2.157            367,368
                                                       2005      1.783          1.874            418,626
                                                       2004      1.439          1.783            396,956
                                                       2003      0.980          1.439            376,864
                                                       2002      1.221          0.980            182,271
                                                       2001      1.000          1.221                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.277          1.359                 --
                                                       2005      1.196          1.277            190,318
                                                       2004      1.144          1.196            375,673
                                                       2003      0.901          1.144            277,176
                                                       2002      1.206          0.901             89,349
                                                       2001      1.000          1.206                 --

  Travelers Equity Income Subaccount (10/00).........  2006      1.360          1.428                 --
                                                       2005      1.326          1.360          2,433,988
                                                       2004      1.229          1.326          2,231,165
                                                       2003      0.955          1.229          1,497,940
                                                       2002      1.130          0.955            132,792
                                                       2001      1.000          1.130                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (6/00)..............  2006      1.177          1.212                 --
                                                       2005      1.103          1.177            305,074
                                                       2004      1.055          1.103            587,004
                                                       2003      0.862          1.055            525,495
                                                       2002      1.138          0.862             71,115
                                                       2001      1.000          1.138                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.108          1.177                 --
                                                       2005      1.000          1.108              4,537

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.007          1.019             25,289

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.008          1.053             49,057

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.000          1.086             44,275

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.030          1.049                 --
                                                       2005      1.000          1.030              4,434

  Travelers Managed Income Subaccount (7/00).........  2006      1.052          1.041                 --
                                                       2005      1.057          1.052          3,723,014
                                                       2004      1.047          1.057          3,291,375
                                                       2003      0.984          1.047          2,134,736
                                                       2002      0.981          0.984            483,229
                                                       2001      1.000          0.981                 --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      1.259          1.336                 --
                                                       2005      1.145          1.259            382,840
                                                       2004      1.006          1.145            528,392
                                                       2003      0.846          1.006            438,531
                                                       2002      1.151          0.846             27,272
                                                       2001      1.000          1.151                 --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      0.837          0.885                 --
                                                       2005      0.827          0.837            363,071
                                                       2004      0.738          0.827            197,288
                                                       2003      0.549          0.738             79,566
                                                       2002      1.000          0.549              6,056

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.271          1.311                 --
                                                       2005      1.258          1.271          5,187,440
                                                       2004      1.150          1.258          4,470,787
                                                       2003      1.005          1.150          3,403,681
                                                       2002      1.081          1.005            458,806
                                                       2001      1.000          1.081                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.169          1.262                 --
                                                       2005      1.119          1.169            425,726
                                                       2004      1.000          1.119             22,370

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.300          1.492                 --
                                                       2005      1.209          1.300            476,199
                                                       2004      1.064          1.209            377,856
                                                       2003      0.843          1.064             45,040
                                                       2002      1.000          0.843              7,884

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.377          1.460                 --
                                                       2005      1.324          1.377            109,545
                                                       2004      1.213          1.324             68,258
                                                       2003      1.000          1.213             14,955

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.038          1.092                 --
                                                       2005      1.036          1.038              2,664

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.122                 --
                                                       2005      1.092          1.112          1,908,893
                                                       2004      1.000          1.092            828,053

  Travelers Strategic Equity Subaccount (6/00).......  2006      1.056          1.101                 --
                                                       2005      1.054          1.056            229,625
                                                       2004      0.974          1.054            192,976
                                                       2003      0.749          0.974            137,627
                                                       2002      1.148          0.749             83,170
                                                       2001      1.000          1.148                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.113          1.281                 --
                                                       2005      1.027          1.113              8,406

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                 --
                                                       2005      1.000          1.109             15,029

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      1.102          1.143                 --
                                                       2005      1.041          1.102            258,617
                                                       2004      1.021          1.041            124,503
                                                       2003      0.828          1.021             78,814
                                                       2002      1.194          0.828                 --
                                                       2001      1.000          1.194                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      1.056          1.213             76,538
                                                       2006      1.046          1.056            103,007
                                                       2005      0.987          1.046            126,788
                                                       2004      0.940          0.987             96,939
                                                       2003      0.752          0.940             68,581
                                                       2002      1.134          0.752             28,027
                                                       2001      1.000          1.134                 --




                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.099          1.144               --
                                                       2005      1.079          1.099               --
                                                       2004      1.000          1.079               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (2/00)...................................  2006      1.181          1.142               --
                                                       2005      1.056          1.181               --
                                                       2004      1.000          1.056               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (2/00).............................................  2007      1.446          1.617            7,795
                                                       2006      1.234          1.446            8,568
                                                       2005      1.111          1.234            4,830
                                                       2004      1.000          1.111               --

  American Funds Growth Subaccount (Class 2) (2/00)..  2007      1.315          1.438           25,548
                                                       2006      1.226          1.315           27,779
                                                       2005      1.084          1.226           14,444
                                                       2004      1.000          1.084               --

  American Funds Growth-Income Subaccount (Class 2)
  (2/00).............................................  2007      1.228          1.255           34,425
                                                       2006      1.095          1.228           34,469
                                                       2005      1.063          1.095           28,099
                                                       2004      1.000          1.063               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (3/02)...................  2006      1.343          1.324               --
                                                       2005      1.167          1.343               --
                                                       2004      1.000          1.167               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (3/02).............................................  2006      1.341          1.731               --
                                                       2005      1.285          1.341               --
                                                       2004      1.000          1.285               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.196          1.296               --
                                                       2005      1.115          1.196            4,422
                                                       2004      1.000          1.115               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.197          1.330               --
                                                       2005      1.117          1.197           28,051
                                                       2004      1.000          1.117               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (5/00).............................................  2007      1.366          1.562            5,189
                                                       2006      1.257          1.366            5,742
                                                       2005      1.105          1.257               --
                                                       2004      1.000          1.105               --

  VIP Mid Cap Subaccount (Service Class 2) (3/02)....  2007      1.540          1.728            9,421
                                                       2006      1.407          1.540           10,348
                                                       2005      1.225          1.407            2,809
                                                       2004      1.000          1.225               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.181          1.193            6,787
                                                       2006      1.026          1.181            6,694
                                                       2005      1.000          1.026               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      1.169          1.265               --
                                                       2006      1.105          1.169               --
                                                       2005      1.083          1.105               --
                                                       2004      1.000          1.083               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.182          1.362               --
                                                       2005      1.098          1.182               --
                                                       2004      1.000          1.098               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.948          2.441            2,475
                                                       2006      1.562          1.948            3,379
                                                       2005      1.259          1.562            1,944
                                                       2004      1.000          1.259               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.463          1.644            7,824
                                                       2006      1.237          1.463            8,544
                                                       2005      1.154          1.237            4,762
                                                       2004      1.000          1.154               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (5/02)...................................  2006      1.184          1.404               --
                                                       2005      1.117          1.184               --
                                                       2004      1.000          1.117               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.356          1.607               --
                                                       2006      1.230          1.356               --
                                                       2005      1.128          1.230               --
                                                       2004      1.000          1.128               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.138          1.265               --
                                                       2005      1.124          1.138               --
                                                       2004      1.000          1.124               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.107          1.175               --
                                                       2006      1.060          1.107               --
                                                       2005      1.024          1.060               --
                                                       2004      1.000          1.024               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (3/00).............................................  2007      1.225          1.210           64,934
                                                       2006      1.156          1.225           64,934
                                                       2005      1.064          1.156           71,280
                                                       2004      1.000          1.064               --

  LMPVET Appreciation Subaccount (Class I) (6/00)....  2007      1.196          1.262           31,236
                                                       2006      1.071          1.196           31,256
                                                       2005      1.055          1.071           31,278
                                                       2004      1.000          1.055               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.163          1.159               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.123          1.152           85,415
                                                       2006      1.044          1.123           85,331
                                                       2005      1.029          1.044          146,523
                                                       2004      1.000          1.029               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.175          1.164               --
                                                       2006      1.062          1.175               --
                                                       2005      1.037          1.062               --
                                                       2004      1.000          1.037               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.131          1.172               --
                                                       2006      0.985          1.131               --
                                                       2005      1.014          0.985               --
                                                       2004      1.000          1.014               --

  LMPVET Equity Index Subaccount (Class II) (6/00)...  2007      1.214          1.240               --
                                                       2006      1.084          1.214               --
                                                       2005      1.068          1.084               --
                                                       2004      1.000          1.068               --

  LMPVET Fundamental Value Subaccount (Class I)
  (6/00).............................................  2007      1.224          1.207            5,857
                                                       2006      1.077          1.224            5,857
                                                       2005      1.056          1.077            5,857
                                                       2004      1.000          1.056               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.238          1.264               --
                                                       2006      1.104          1.238               --
                                                       2005      1.065          1.104               --
                                                       2004      1.000          1.065               --

  LMPVET Investors Subaccount (Class I) (1/01).......  2007      1.286          1.301               --
                                                       2006      1.117          1.286               --
                                                       2005      1.077          1.117               --
                                                       2004      1.000          1.077               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (2/00).............................................  2007      1.031          1.056               --
                                                       2006      1.012          1.031               --
                                                       2005      0.988          1.012               --
                                                       2004      1.000          0.988               --

  LMPVET Mid Cap Core Subaccount (Class I) (4/00)....  2007      1.287          1.342            8,666
                                                       2006      1.152          1.287            8,675
                                                       2005      1.092          1.152            8,686
                                                       2004      1.000          1.092               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.136          1.146               --
                                                       2006      1.039          1.136               --
                                                       2005      1.031          1.039               --
                                                       2004      1.000          1.031               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (3/00).............................................  2007      1.304          1.397               --
                                                       2006      1.188          1.304               --
                                                       2005      1.164          1.188               --
                                                       2004      1.000          1.164               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.006          0.992            6,312
                                                       2006      0.992          1.006            6,317
                                                       2005      0.996          0.992            6,323
                                                       2004      1.000          0.996               --

  LMPVIT Diversified Srategic Income Subaccount
  (7/00).............................................  2007      1.094          1.086               --
                                                       2006      1.066          1.094               --
                                                       2005      1.068          1.066               --
                                                       2004      1.000          1.068               --

  LMPVIT High Income Subaccount (8/00)...............  2007      1.168          1.140            7,104
                                                       2006      1.081          1.168            6,766
                                                       2005      1.083          1.081               --
                                                       2004      1.000          1.083               --

  LMPVIT Money Market Subaccount (2/00)..............  2007      1.011          1.032           23,116
                                                       2006      0.992          1.011           23,134
                                                       2005      0.992          0.992           23,155
                                                       2004      1.000          0.992               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.309          1.392               --
                                                       2006      1.192          1.309               --
                                                       2005      1.167          1.192               --
                                                       2004      1.000          1.167               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/00).........  2007      1.229          1.284               --
                                                       2006      1.069          1.229               --
                                                       2005      1.055          1.069               --
                                                       2004      1.000          1.055               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.259          1.304               --
                                                       2006      1.103          1.259               --
                                                       2005      1.098          1.103               --
                                                       2004      1.000          1.098               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.333          1.464               --
                                                       2006      1.220          1.333           17,867
                                                       2005      1.158          1.220           13,558
                                                       2004      1.000          1.158               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.361          1.422               --
                                                       2006      1.295          1.361               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.410          1.410               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.334          1.286               --
                                                       2006      1.261          1.334               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.525          1.472            5,318
                                                       2006      1.395          1.525            5,306

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.347          1.711               --
                                                       2006      1.324          1.347               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.231          1.083               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.078               --
                                                       2006      1.001          1.068               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.064          1.042           29,704
                                                       2006      1.002          1.064            7,446

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.159          1.263           61,850
                                                       2006      1.182          1.159           61,850

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.252          1.357               --
                                                       2006      1.271          1.252               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.685          1.757               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.376          1.441           39,100
                                                       2006      1.254          1.376           40,201

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.211          1.004               --
                                                       2006      1.003          1.211               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.059          1.113           21,118

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.270          1.298               --
                                                       2006      1.190          1.270               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.132          1.245               --
                                                       2006      1.083          1.132               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.150          1.194           16,785
                                                       2006      1.119          1.150           16,724

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.021          0.964           63,879
                                                       2006      1.003          1.021           53,969

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.098          1.287            4,733
                                                       2006      1.133          1.098            4,738

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.030          1.064          149,557
                                                       2006      1.000          1.030          149,570

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.146          1.114               --
                                                       2006      1.123          1.146               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.144          1.157               --
                                                       2006      1.137          1.144               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.193          1.208               --
                                                       2006      1.171          1.193               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.058               --
                                                       2006      1.002          1.052               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.035          1.063               --
                                                       2006      1.001          1.035               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.042          1.062               --
                                                       2006      1.002          1.042               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.047          1.063           47,279
                                                       2006      1.002          1.047           94,815

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.052          1.063               --
                                                       2006      1.002          1.052               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.196          1.213          144,976
                                                       2006      1.127          1.196          144,761

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.043          1.079            5,230
                                                       2006      0.996          1.043            5,495

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.061          1.127               --
                                                       2006      0.998          1.061               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.038          1.055               --
                                                       2006      1.059          1.038           20,676
                                                       2005      1.065          1.059           12,485
                                                       2004      1.000          1.065               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.051          1.112           28,552
                                                       2006      1.039          1.051           27,845
                                                       2005      1.042          1.039           22,918
                                                       2004      1.000          1.042               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.571          1.695               --
                                                       2006      1.264          1.571               --
                                                       2005      1.157          1.264               --
                                                       2004      1.000          1.157               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.417          1.507               --
                                                       2006      1.241          1.417            5,626
                                                       2005      1.191          1.241               --
                                                       2004      1.000          1.191               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/01).............................................  2006      1.114          1.182               --
                                                       2005      1.053          1.114           68,471
                                                       2004      1.000          1.053               --

  Travelers Equity Income Subaccount (10/00).........  2006      1.119          1.171               --
                                                       2005      1.100          1.119               --
                                                       2004      1.000          1.100               --

  Travelers Large Cap Subaccount (6/00)..............  2006      1.107          1.137               --
                                                       2005      1.046          1.107               --
                                                       2004      1.000          1.046               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.102          1.168               --
                                                       2005      1.000          1.102               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (7/05)..................................  2006      1.014          1.014               --
                                                       2005      1.006          1.014               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (6/05)..................................  2006      1.048          1.081               --
                                                       2005      1.007          1.048          117,297

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.080          1.123               --
                                                       2005      1.000          1.080               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.025          1.041               --
                                                       2005      1.000          1.025               --

  Travelers Managed Income Subaccount (7/00).........  2006      1.013          1.000               --
                                                       2005      1.027          1.013          163,216
                                                       2004      1.000          1.027               --

  Travelers Mercury Large Cap Core Subaccount
  (6/00).............................................  2006      1.224          1.295               --
                                                       2005      1.122          1.224               --
                                                       2004      1.000          1.122               --

  Travelers MFS(R) Mid Cap Growth Subaccount (3/02)..  2006      1.075          1.133               --
                                                       2005      1.071          1.075            4,744
                                                       2004      1.000          1.071               --

  Travelers MFS(R) Total Return Subaccount (7/00)....  2006      1.096          1.127               --
                                                       2005      1.094          1.096          157,897
                                                       2004      1.000          1.094               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.165          1.254               --
                                                       2005      1.124          1.165           22,336
                                                       2004      1.000          1.124               --

  Travelers Mondrian International Stock Subaccount
  (3/02).............................................  2006      1.218          1.395               --
                                                       2005      1.143          1.218               --
                                                       2004      1.000          1.143               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.126          1.190               --
                                                       2005      1.091          1.126               --
                                                       2004      1.000          1.091               --

  Travelers Pioneer Mid Cap Value Subaccount (7/05)..  2006      1.033          1.083               --
                                                       2005      1.035          1.033               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.119               --
                                                       2005      1.102          1.112           16,285
                                                       2004      1.000          1.102               --

  Travelers Strategic Equity Subaccount (6/00).......  2006      1.088          1.131               --
                                                       2005      1.096          1.088               --
                                                       2004      1.000          1.096               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.108          1.271               --
                                                       2005      1.026          1.108               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.261               --
                                                       2005      1.000          1.103               --

  Travelers Van Kampen Enterprise Subaccount (4/00)..  2006      1.086          1.123               --
                                                       2005      1.034          1.086               --
                                                       2004      1.000          1.034               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (2/00)..........................................  2007      1.112          1.265               --
                                                       2006      1.110          1.112               --
                                                       2005      1.057          1.110               --
                                                       2004      1.000          1.057               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)


The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.143          1.194                 --
                                                       2005      1.113          1.143          1,135,267
                                                       2004      1.019          1.113          1,187,584
                                                       2003      0.786          1.019          1,180,761
                                                       2002      0.980          0.786            442,063

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.166          1.138                 --
                                                       2005      1.034          1.166            244,221
                                                       2004      0.973          1.034            458,633
                                                       2003      0.803          0.973            483,364
                                                       2002      1.183          0.803            440,010
                                                       2001      1.000          1.183             25,673

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.950          2.198          1,462,736
                                                       2006      1.649          1.950          1,779,732
                                                       2005      1.473          1.649          1,914,049
                                                       2004      1.322          1.473          1,965,953
                                                       2003      0.995          1.322          1,577,762
                                                       2002      1.188          0.995            579,448
                                                       2001      1.000          1.188             53,009

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.681          1.854          4,830,443
                                                       2006      1.553          1.681          6,204,083
                                                       2005      1.362          1.553          6,908,813
                                                       2004      1.233          1.362          7,498,271
                                                       2003      0.918          1.233          6,289,036
                                                       2002      1.238          0.918          2,672,503
                                                       2001      1.000          1.238            328,550

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.517          1.564          4,296,674
                                                       2006      1.341          1.517          5,744,650
                                                       2005      1.291          1.341          6,617,005
                                                       2004      1.191          1.291          7,869,519
                                                       2003      0.916          1.191          6,886,746
                                                       2002      1.143          0.916          3,517,428
                                                       2001      1.000          1.143            483,056

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.297          1.282                 --
                                                       2005      1.117          1.297            200,941
                                                       2004      0.952          1.117            274,552
                                                       2003      0.777          0.952            276,632
                                                       2002      0.877          0.777            223,435

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.703          2.217                 --
                                                       2005      1.618          1.703            399,140
                                                       2004      1.255          1.618            534,356
                                                       2003      0.953          1.255            420,706
                                                       2002      1.046          0.953            169,208

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                 --
                                                       2005      1.204          1.302             60,422
                                                       2004      1.074          1.204             34,482
                                                       2003      1.000          1.074              5,122

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.447                 --
                                                       2005      1.202          1.299            117,915
                                                       2004      1.067          1.202             26,373
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.784          2.057            792,374
                                                       2006      1.628          1.784            962,622
                                                       2005      1.419          1.628          1,117,054
                                                       2004      1.254          1.419            871,719
                                                       2003      0.995          1.254            733,222
                                                       2002      1.119          0.995            494,365
                                                       2001      1.000          1.119             61,062

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.813          2.053          1,062,985
                                                       2006      1.643          1.813          1,263,253
                                                       2005      1.418          1.643          1,771,018
                                                       2004      1.159          1.418          1,933,959
                                                       2003      0.854          1.159          1,521,044
                                                       2002      0.993          0.854            558,775

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.198          1.220            425,727
                                                       2006      1.032          1.198            364,879
                                                       2005      0.984          1.032            156,613

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.391          1.519            471,936
                                                       2006      1.303          1.391            506,857
                                                       2005      1.267          1.303            683,312
                                                       2004      1.158          1.267            909,411
                                                       2003      0.859          1.158            907,594
                                                       2002      1.228          0.859            479,572
                                                       2001      1.000          1.228             19,240

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.242          1.443                 --
                                                       2005      1.144          1.242          1,734,260
                                                       2004      1.035          1.144          1,999,529
                                                       2003      0.842          1.035          1,608,369
                                                       2002      0.999          0.842            719,789

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.780          3.515            484,642
                                                       2006      2.211          2.780            643,439
                                                       2005      1.767          2.211            838,387
                                                       2004      1.444          1.767            538,483
                                                       2003      1.000          1.444             73,437

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.766          2.001          1,389,027
                                                       2006      1.481          1.766          1,658,197
                                                       2005      1.369          1.481          2,258,919
                                                       2004      1.177          1.369          1,963,706
                                                       2003      0.907          1.177          1,293,188
                                                       2002      1.134          0.907            589,742
                                                       2001      1.000          1.134             29,133

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.246          1.490                 --
                                                       2005      1.166          1.246            439,470
                                                       2004      1.024          1.166            662,918
                                                       2003      0.789          1.024            314,762
                                                       2002      0.831          0.789            130,925

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.564          1.869             55,125
                                                       2006      1.406          1.564             47,185
                                                       2005      1.279          1.406             90,671
                                                       2004      1.081          1.279            158,448
                                                       2003      0.817          1.081            160,435
                                                       2002      1.158          0.817            125,487
                                                       2001      1.000          1.158             17,376

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.534          1.717                 --
                                                       2005      1.502          1.534            237,592
                                                       2004      1.332          1.502            247,135
                                                       2003      1.000          1.332             80,414

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.260          1.341                 --
                                                       2006      1.196          1.260            637,797
                                                       2005      1.146          1.196            774,217
                                                       2004      1.135          1.146            819,997
                                                       2003      0.861          1.135            822,579
                                                       2002      1.198          0.861            536,721
                                                       2001      1.000          1.198              1,868

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.338          1.333          3,650,279
                                                       2006      1.253          1.338          3,808,697
                                                       2005      1.143          1.253          4,973,640
                                                       2004      1.059          1.143          6,336,022
                                                       2003      0.802          1.059          6,029,951
                                                       2002      1.213          0.802          3,744,111
                                                       2001      1.000          1.213            395,035

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.387          1.476          1,645,508
                                                       2006      1.231          1.387          1,992,976
                                                       2005      1.202          1.231          2,572,298
                                                       2004      1.125          1.202          3,204,167
                                                       2003      0.920          1.125          3,133,227
                                                       2002      1.137          0.920          1,845,981
                                                       2001      1.000          1.137            203,714

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.639          1.635            312,367

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.421          1.469          3,370,485
                                                       2006      1.310          1.421          4,535,797
                                                       2005      1.280          1.310          6,280,057
                                                       2004      1.242          1.280          6,827,909
                                                       2003      1.037          1.242          5,886,565
                                                       2002      1.000          1.037            849,098

  LMPVET Capital Subaccount (10/02)..................  2007      1.651          1.650          2,921,037
                                                       2006      1.480          1.651          3,651,682
                                                       2005      1.432          1.480          5,606,393
                                                       2004      1.368          1.432          6,521,502
                                                       2003      1.060          1.368          5,312,500
                                                       2002      1.000          1.060            964,512

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.144          1.195            187,178
                                                       2006      0.988          1.144            188,433
                                                       2005      1.008          0.988            275,476
                                                       2004      0.993          1.008            282,385
                                                       2003      0.819          0.993            237,783
                                                       2002      1.128          0.819             29,741
                                                       2001      1.000          1.128             29,747

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.365          1.406            781,480
                                                       2006      1.208          1.365          1,061,629
                                                       2005      1.180          1.208          1,239,450
                                                       2004      1.091          1.180          2,117,905
                                                       2003      0.870          1.091          2,036,010
                                                       2002      1.141          0.870            903,725
                                                       2001      1.000          1.141             46,322

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.545          1.536          3,736,032
                                                       2006      1.347          1.545          3,111,458
                                                       2005      1.310          1.347          4,177,163
                                                       2004      1.233          1.310          5,355,555
                                                       2003      0.906          1.233          4,860,962
                                                       2002      1.173          0.906          3,156,979
                                                       2001      1.000          1.173            387,824

  LMPVET Global Equity Subaccount (10/02)............  2007      1.774          1.827          1,316,864
                                                       2006      1.569          1.774          2,048,912
                                                       2005      1.500          1.569          2,589,383
                                                       2004      1.386          1.500          2,421,419
                                                       2003      1.073          1.386            374,914
                                                       2002      1.000          1.073             74,562

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.463          1.493          1,248,471
                                                       2006      1.261          1.463            702,579
                                                       2005      1.205          1.261          1,173,271
                                                       2004      1.112          1.205          1,380,340
                                                       2003      0.856          1.112            997,741
                                                       2002      1.134          0.856            806,373
                                                       2001      1.000          1.134             76,156

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.321          1.365            956,170
                                                       2006      1.286          1.321          1,174,253
                                                       2005      1.245          1.286          1,588,431
                                                       2004      1.264          1.245          1,826,099
                                                       2003      0.872          1.264          2,146,063
                                                       2002      1.181          0.872            959,386
                                                       2001      1.000          1.181            220,733

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.620          1.704            668,444
                                                       2006      1.437          1.620            878,058
                                                       2005      1.352          1.437          1,184,951
                                                       2004      1.247          1.352          1,428,209
                                                       2003      0.979          1.247          1,440,600
                                                       2002      1.233          0.979            736,476
                                                       2001      1.000          1.233            106,957

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.588          1.614                 --
                                                       2006      1.441          1.588            334,926
                                                       2005      1.417          1.441            442,064
                                                       2004      1.353          1.417            491,432
                                                       2003      1.068          1.353            261,444
                                                       2002      1.000          1.068             54,967

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.515          1.636            465,478
                                                       2006      1.369          1.515            502,492
                                                       2005      1.329          1.369            983,324
                                                       2004      1.176          1.329          1,076,083
                                                       2003      0.805          1.176          1,094,670
                                                       2002      1.255          0.805            354,038
                                                       2001      1.000          1.255              3,283

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.013            270,386
                                                       2006      0.996          1.018            273,132
                                                       2005      0.991          0.996            453,573
                                                       2004      0.998          0.991            429,944
                                                       2003      1.000          0.998            109,660

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.247          1.248            728,310
                                                       2006      1.205          1.247            937,830
                                                       2005      1.197          1.205          1,348,770
                                                       2004      1.142          1.197          1,817,440
                                                       2003      1.041          1.142          1,747,167
                                                       2002      1.012          1.041            662,115
                                                       2001      1.000          1.012            523,138

  LMPVIT High Income Subaccount (11/99)..............  2007      1.468          1.445          1,227,660
                                                       2006      1.347          1.468          1,610,010
                                                       2005      1.337          1.347          2,011,733
                                                       2004      1.234          1.337          2,626,527
                                                       2003      0.985          1.234          2,202,057
                                                       2002      1.037          0.985            807,357
                                                       2001      1.000          1.037             54,303

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (11/99).............  2007      1.009          1.039          1,746,046
                                                       2006      0.982          1.009          1,422,165
                                                       2005      0.973          0.982          2,976,424
                                                       2004      0.983          0.973          2,990,206
                                                       2003      0.995          0.983          7,405,805
                                                       2002      1.000          0.995          8,019,286
                                                       2001      1.000          1.000          4,696,068

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.601          1.707                 --
                                                       2006      1.445          1.601            201,255
                                                       2005      1.403          1.445            629,540
                                                       2004      1.236          1.403            853,139
                                                       2003      0.887          1.236            793,268
                                                       2002      1.215          0.887            191,027
                                                       2001      1.000          1.215             20,517

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.426          1.494                 --
                                                       2006      1.229          1.426          1,799,672
                                                       2005      1.204          1.229          2,575,093
                                                       2004      1.132          1.204          3,132,904
                                                       2003      0.829          1.132          2,830,329
                                                       2002      1.127          0.829          1,972,141
                                                       2001      1.000          1.127            277,708

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.601          1.663                 --
                                                       2006      1.391          1.601            353,400
                                                       2005      1.372          1.391            395,149
                                                       2004      1.241          1.372            374,495
                                                       2003      1.000          1.241            244,664

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.790          1.971                 --
                                                       2006      1.625          1.790            540,138
                                                       2005      1.529          1.625            961,887
                                                       2004      1.256          1.529            710,264
                                                       2003      1.000          1.256            316,447

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.412          1.480                 --
                                                       2006      1.336          1.412            178,351

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.467          1.476             77,617

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.353          1.315             21,980
                                                       2006      1.271          1.353                 --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.641          1.597            422,554
                                                       2006      1.492          1.641            427,771

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.312          1.680             67,688
                                                       2006      1.282          1.312             98,813

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.251          1.107                142

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.074          1.093          2,367,233
                                                       2006      1.001          1.074          2,513,839

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.057            943,546
                                                       2006      1.002          1.070              9,137

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.340          1.472            342,850
                                                       2006      1.359          1.340            369,237

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.269          1.388             29,741
                                                       2006      1.281          1.269              1,699

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.967          2.062            434,422

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.393          1.472            215,059
                                                       2006      1.262          1.393            113,433

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.019            538,800
                                                       2006      1.003          1.218            687,855

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.133          1.197            551,313

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.567          1.615             18,664
                                                       2006      1.460          1.567             13,451

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.147          1.265                 --
                                                       2006      1.092          1.147                168

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.214             91,542
                                                       2006      1.122          1.160            939,707

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.978          1,386,059
                                                       2006      1.003          1.027            536,318

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.862          1.019            660,708
                                                       2006      0.885          0.862            762,364

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.079          1.124          1,383,587
                                                       2006      1.041          1.079          1,714,633

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.173          1.150            247,579
                                                       2006      1.143          1.173            153,803

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.227          1.252            934,700
                                                       2006      1.212          1.227          1,173,634

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.462          1.494          1,381,550
                                                       2006      1.428          1.462          1,625,768

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.073             71,856
                                                       2006      1.002          1.059             76,739

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.079             88,632
                                                       2006      1.001          1.041            129,591

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.078             38,583
                                                       2006      1.002          1.047              3,377

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.078            104,673
                                                       2006      1.002          1.053             54,976

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.078          3,533,680
                                                       2006      1.002          1.058          3,744,117

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.399          1.431          5,565,988
                                                       2006      1.311          1.399          6,782,019

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.095            840,013
                                                       2006      0.996          1.049            703,434

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.143            230,589
                                                       2006      0.998          1.067            298,379

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.107          1.128                 --
                                                       2006      1.119          1.107          1,144,215
                                                       2005      1.117          1.119          1,495,964
                                                       2004      1.045          1.117          2,231,285
                                                       2003      1.000          1.045          1,039,141

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.169          1.248          5,969,244
                                                       2006      1.146          1.169          7,635,347
                                                       2005      1.140          1.146         10,573,072
                                                       2004      1.107          1.140         14,158,270
                                                       2003      1.074          1.107         14,489,686
                                                       2002      1.003          1.074          8,698,076
                                                       2001      1.000          1.003            284,980

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.828          1.977                 --
                                                       2006      1.458          1.828            502,241
                                                       2005      1.323          1.458            375,153
                                                       2004      1.160          1.323            516,700
                                                       2003      0.919          1.160            603,425
                                                       2002      1.138          0.919            285,369
                                                       2001      1.000          1.138             52,475

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.157          2.302                 --
                                                       2006      1.874          2.157            619,859
                                                       2005      1.783          1.874            844,247
                                                       2004      1.439          1.783          1,134,138
                                                       2003      0.980          1.439          1,081,087
                                                       2002      1.221          0.980            712,422
                                                       2001      1.000          1.221             16,781

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.277          1.359                 --
                                                       2005      1.196          1.277            434,982
                                                       2004      1.144          1.196            595,498
                                                       2003      0.901          1.144            327,479
                                                       2002      1.206          0.901             82,566
                                                       2001      1.000          1.206              3,553

  Travelers Equity Income Subaccount (11/99).........  2006      1.360          1.428                 --
                                                       2005      1.326          1.360          2,251,835
                                                       2004      1.229          1.326          2,433,328
                                                       2003      0.955          1.229          1,969,032
                                                       2002      1.130          0.955            718,818
                                                       2001      1.000          1.130             27,813

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.177          1.212                 --
                                                       2005      1.103          1.177          1,103,383
                                                       2004      1.055          1.103            915,748
                                                       2003      0.862          1.055            794,841
                                                       2002      1.138          0.862            226,191
                                                       2001      1.000          1.138             36,628

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.177                 --
                                                       2005      1.045          1.108                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.000          1.019             86,058

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.000          1.053             78,054

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.017          1.086          3,561,326

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.049                 --
                                                       2005      1.011          1.030                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.052          1.041                 --
                                                       2005      1.057          1.052          2,208,312
                                                       2004      1.047          1.057          3,414,689
                                                       2003      0.984          1.047          4,096,730
                                                       2002      0.981          0.984          2,197,709
                                                       2001      1.000          0.981             86,039

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.259          1.336                 --
                                                       2005      1.145          1.259            194,233
                                                       2004      1.006          1.145            273,915
                                                       2003      0.846          1.006            172,694
                                                       2002      1.151          0.846            159,360
                                                       2001      1.000          1.151                614

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.837          0.885                 --
                                                       2005      0.827          0.837          1,016,433
                                                       2004      0.738          0.827            768,481
                                                       2003      0.549          0.738            783,843
                                                       2002      0.626          0.549            222,429

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.271          1.311                 --
                                                       2005      1.258          1.271          9,648,193
                                                       2004      1.150          1.258         10,625,367
                                                       2003      1.005          1.150          9,375,765
                                                       2002      1.081          1.005          4,154,038
                                                       2001      1.000          1.081            348,528

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.169          1.262                 --
                                                       2005      1.119          1.169            108,277
                                                       2004      0.972          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.300          1.492                 --
                                                       2005      1.209          1.300            424,780
                                                       2004      1.064          1.209            404,686
                                                       2003      0.843          1.064            261,140
                                                       2002      0.845          0.843             35,971

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.377          1.460                 --
                                                       2005      1.324          1.377             25,462
                                                       2004      1.213          1.324             30,145
                                                       2003      1.000          1.213             22,941

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.092                 --
                                                       2005      1.000          1.038                209

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.122                 --
                                                       2005      1.092          1.112            176,162
                                                       2004      0.983          1.092              7,354

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.056          1.101                 --
                                                       2005      1.054          1.056            738,970
                                                       2004      0.974          1.054            840,779
                                                       2003      0.749          0.974            875,861
                                                       2002      1.148          0.749            654,693
                                                       2001      1.000          1.148            122,403

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.281                 --
                                                       2005      1.000          1.113                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                 --
                                                       2005      1.005          1.109                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.102          1.143                 --
                                                       2005      1.041          1.102            216,442
                                                       2004      1.021          1.041            216,807
                                                       2003      0.828          1.021             65,519
                                                       2002      1.194          0.828             50,164
                                                       2001      1.000          1.194                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.056          1.213             32,266
                                                       2006      1.046          1.056             41,037
                                                       2005      0.987          1.046            220,369
                                                       2004      0.940          0.987            331,269
                                                       2003      0.752          0.940            350,888
                                                       2002      1.134          0.752            217,610
                                                       2001      1.000          1.134             81,986




                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.099          1.144               --
                                                       2005      1.079          1.099               --
                                                       2004      1.000          1.079               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.181          1.142               --
                                                       2005      1.056          1.181               --
                                                       2004      1.000          1.056               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.446          1.617               --
                                                       2006      1.234          1.446               --
                                                       2005      1.111          1.234               --
                                                       2004      1.000          1.111               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.315          1.438               --
                                                       2006      1.226          1.315            2,612
                                                       2005      1.084          1.226            2,617
                                                       2004      1.000          1.084               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.228          1.255               --
                                                       2006      1.095          1.228            2,808
                                                       2005      1.063          1.095            2,813
                                                       2004      1.000          1.063               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.343          1.324               --
                                                       2005      1.167          1.343               --
                                                       2004      1.000          1.167               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.341          1.731               --
                                                       2005      1.285          1.341               --
                                                       2004      1.000          1.285               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.196          1.296               --
                                                       2005      1.115          1.196               --
                                                       2004      1.000          1.115               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.197          1.330               --
                                                       2005      1.117          1.197               --
                                                       2004      1.000          1.117               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.366          1.562               --
                                                       2006      1.257          1.366               --
                                                       2005      1.105          1.257               --
                                                       2004      1.000          1.105               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.540          1.728               --
                                                       2006      1.407          1.540               --
                                                       2005      1.225          1.407               --
                                                       2004      1.000          1.225               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.181          1.193               --
                                                       2006      1.026          1.181               --
                                                       2005      0.984          1.026               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.169          1.265               --
                                                       2006      1.105          1.169               --
                                                       2005      1.083          1.105               --
                                                       2004      1.000          1.083               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.182          1.362               --
                                                       2005      1.098          1.182            2,646
                                                       2004      1.000          1.098               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.948          2.441               --
                                                       2006      1.562          1.948            1,065
                                                       2005      1.259          1.562            1,067
                                                       2004      1.000          1.259               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.463          1.644               --
                                                       2006      1.237          1.463               --
                                                       2005      1.154          1.237               --
                                                       2004      1.000          1.154               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.184          1.404               --
                                                       2005      1.117          1.184               --
                                                       2004      1.000          1.117               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.356          1.607               --
                                                       2006      1.230          1.356               --
                                                       2005      1.128          1.230               --
                                                       2004      1.000          1.128               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.138          1.265               --
                                                       2005      1.124          1.138               --
                                                       2004      1.000          1.124               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.107          1.175               --
                                                       2006      1.060          1.107               --
                                                       2005      1.024          1.060               --
                                                       2004      1.000          1.024               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.225          1.210               --
                                                       2006      1.156          1.225               --
                                                       2005      1.064          1.156               --
                                                       2004      1.000          1.064               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.196          1.262               --
                                                       2006      1.071          1.196               --
                                                       2005      1.055          1.071               --
                                                       2004      1.000          1.055               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.163          1.159               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.123          1.152           45,241
                                                       2006      1.044          1.123           45,241
                                                       2005      1.029          1.044           45,241
                                                       2004      1.000          1.029               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.175          1.164           41,632
                                                       2006      1.062          1.175           41,632
                                                       2005      1.037          1.062           41,632
                                                       2004      1.000          1.037               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.131          1.172               --
                                                       2006      0.985          1.131               --
                                                       2005      1.014          0.985               --
                                                       2004      1.000          1.014               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.214          1.240               --
                                                       2006      1.084          1.214               --
                                                       2005      1.068          1.084               --
                                                       2004      1.000          1.068               --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.224          1.207               --
                                                       2006      1.077          1.224               --
                                                       2005      1.056          1.077               --
                                                       2004      1.000          1.056               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.238          1.264               --
                                                       2006      1.104          1.238               --
                                                       2005      1.065          1.104               --
                                                       2004      1.000          1.065               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.286          1.301               --
                                                       2006      1.117          1.286               --
                                                       2005      1.077          1.117               --
                                                       2004      1.000          1.077               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.031          1.056               --
                                                       2006      1.012          1.031               --
                                                       2005      0.988          1.012               --
                                                       2004      1.000          0.988               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.287          1.342               --
                                                       2006      1.152          1.287               --
                                                       2005      1.092          1.152               --
                                                       2004      1.000          1.092               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.136          1.146               --
                                                       2006      1.039          1.136               --
                                                       2005      1.031          1.039               --
                                                       2004      1.000          1.031               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.304          1.397               --
                                                       2006      1.188          1.304               --
                                                       2005      1.164          1.188               --
                                                       2004      1.000          1.164               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.006          0.992               --
                                                       2006      0.992          1.006               --
                                                       2005      0.996          0.992               --
                                                       2004      1.000          0.996               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.094          1.086               --
                                                       2006      1.066          1.094               --
                                                       2005      1.068          1.066               --
                                                       2004      1.000          1.068               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.168          1.140               --
                                                       2006      1.081          1.168               --
                                                       2005      1.083          1.081               --
                                                       2004      1.000          1.083               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.011          1.032               --
                                                       2006      0.992          1.011               --
                                                       2005      0.992          0.992               --
                                                       2004      1.000          0.992               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.309          1.392               --
                                                       2006      1.192          1.309               --
                                                       2005      1.167          1.192               --
                                                       2004      1.000          1.167               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.229          1.284               --
                                                       2006      1.069          1.229               --
                                                       2005      1.055          1.069               --
                                                       2004      1.000          1.055               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.259          1.304               --
                                                       2006      1.103          1.259               --
                                                       2005      1.098          1.103               --
                                                       2004      1.000          1.098               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.333          1.464               --
                                                       2006      1.220          1.333              878
                                                       2005      1.158          1.220              880
                                                       2004      1.000          1.158               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.361          1.422               --
                                                       2006      1.295          1.361               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.410          1.410               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.334          1.286               --
                                                       2006      1.261          1.334               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.525          1.472               --
                                                       2006      1.395          1.525               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.347          1.711               --
                                                       2006      1.324          1.347               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.231          1.083               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.068          1.078               --
                                                       2006      1.001          1.068            3,325

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.064          1.042               --
                                                       2006      1.002          1.064               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.159          1.263               --
                                                       2006      1.182          1.159               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.252          1.357               --
                                                       2006      1.271          1.252               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.685          1.757               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.376          1.441               --
                                                       2006      1.254          1.376               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.211          1.004               --
                                                       2006      1.003          1.211               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.059          1.113               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.270          1.298               --
                                                       2006      1.190          1.270               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.132          1.245               --
                                                       2006      1.083          1.132               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.150          1.194               --
                                                       2006      1.119          1.150               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.021          0.964               --
                                                       2006      1.003          1.021               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.098          1.287               --
                                                       2006      1.133          1.098            1,153

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.030          1.064               --
                                                       2006      1.000          1.030               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.146          1.114               --
                                                       2006      1.123          1.146               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.144          1.157               --
                                                       2006      1.137          1.144               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.193          1.208               --
                                                       2006      1.171          1.193               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.058               --
                                                       2006      1.002          1.052               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.035          1.063               --
                                                       2006      1.001          1.035               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.042          1.062               --
                                                       2006      1.002          1.042               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.047          1.063               --
                                                       2006      1.002          1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.052          1.063               --
                                                       2006      1.002          1.052               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.196          1.213               --
                                                       2006      1.127          1.196               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.043          1.079               --
                                                       2006      0.996          1.043               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.061          1.127               --
                                                       2006      0.998          1.061               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.038          1.055               --
                                                       2006      1.059          1.038               --
                                                       2005      1.065          1.059               --
                                                       2004      1.000          1.065               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.051          1.112               --
                                                       2006      1.039          1.051            2,141
                                                       2005      1.042          1.039            2,145
                                                       2004      1.000          1.042               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.571          1.695               --
                                                       2006      1.264          1.571               --
                                                       2005      1.157          1.264               --
                                                       2004      1.000          1.157               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.417          1.507               --
                                                       2006      1.241          1.417               --
                                                       2005      1.191          1.241               --
                                                       2004      1.000          1.191               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.114          1.182               --
                                                       2005      1.053          1.114               --
                                                       2004      1.000          1.053               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.119          1.171               --
                                                       2005      1.100          1.119               --
                                                       2004      1.000          1.100               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.107          1.137               --
                                                       2005      1.046          1.107               --
                                                       2004      1.000          1.046               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.102          1.168               --
                                                       2005      1.044          1.102               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.014          1.014               --
                                                       2005      1.000          1.014               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.048          1.081               --
                                                       2005      1.000          1.048               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.080          1.123               --
                                                       2005      1.016          1.080               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.025          1.041               --
                                                       2005      1.010          1.025               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.013          1.000               --
                                                       2005      1.027          1.013               --
                                                       2004      1.000          1.027               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.224          1.295               --
                                                       2005      1.122          1.224               --
                                                       2004      1.000          1.122               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.075          1.133               --
                                                       2005      1.071          1.075            1,155
                                                       2004      1.000          1.071               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.096          1.127               --
                                                       2005      1.094          1.096               --
                                                       2004      1.000          1.094               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.165          1.254               --
                                                       2005      1.124          1.165               --
                                                       2004      1.000          1.124               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.218          1.395               --
                                                       2005      1.143          1.218               --
                                                       2004      1.000          1.143               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.126          1.190               --
                                                       2005      1.091          1.126               --
                                                       2004      1.000          1.091               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.033          1.083               --
                                                       2005      1.000          1.033               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.119               --
                                                       2005      1.102          1.112               --
                                                       2004      1.000          1.102               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.088          1.131               --
                                                       2005      1.096          1.088               --
                                                       2004      1.000          1.096               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.108          1.271               --
                                                       2005      1.000          1.108               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.261               --
                                                       2005      1.004          1.103               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.086          1.123               --
                                                       2005      1.034          1.086               --
                                                       2004      1.000          1.034               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.112          1.265               --
                                                       2006      1.110          1.112               --
                                                       2005      1.057          1.110               --
                                                       2004      1.000          1.057               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and where applicable, the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGES

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital
     Discipline Portfolio -- All Cap Growth         Portfolio
     and Value
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Global Equity
     Discipline Portfolio -- Global All Cap         Portfolio
     Growth and Value
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Neuberger Berman Real Estate                   Clarion Global Real Estate
     Portfolio -- Class A                           Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE EQUITY TRUST      LEGG MASON PARTNERS VARIABLE EQUITY TRUST
     Legg Mason Partners Variable Multiple     Legg Mason Partners Variable Appreciation
       Discipline Portfolio -- Large Cap            Portfolio -- Class II
       Growth and Value
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  MFS(R) Value Portfolio -- Class A            MFS(R) Value Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE          MET INVESTORS SERIES TRUST
  PRODUCTS TRUST
  Templeton Developing Markets Securities      MFS(R) Emerging Markets Equity
     Fund -- Class 2                                Portfolio -- Class B
VAN KAMPEN LIFE INVESTMENT TRUST               METROPOLITAN SERIES FUND, INC.
  Strategic Growth Portfolio -- Class I        Jennison Growth Portfolio -- Class A

                                   APPENDIX D

--------------------------------------------------------------------------------

THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

          The Insurance Company

          Principal Underwriter

          Distribution and Principal Underwriting Agreement

          Valuation of Assets

          Federal Tax Considerations

          Independent Registered Public Accounting Firm

          Financial Statements

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-04-08-81-82-83. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-04-08-81-82-83.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-04-08-81-82-83

[ ] MLAC-Book-04-08-81-82-83

                       PIONEER ANNUISTAR FLEX(SM) ANNUITY

                                    ISSUED BY

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

                        SUPPLEMENT DATED OCTOBER 13, 2008
                     TO THE PROSPECTUS DATED APRIL 28, 2008

Effective October 13, 2008, the Company combined MetLife of CT Separate Account Ten for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account was established on November 14, 2002 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. All references in your Prospectus to the Former Separate Account now refer to the Separate Account.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.
     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.
     - The Variable Funding Options available under your Contract have not changed as a result of the Combination.
     - Your Contract Value is allocated to the same Variable Funding Options (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.
     - The Combination does not result in any federal income tax consequences to you.

If you have any questions, please contact us at 866-547-3793.

             PIONEER ANNUISTAR FLEX(SM) VARIABLE ANNUITY PROSPECTUS:

           METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                                 APRIL 28, 2008

This prospectus describes PIONEER ANNUISTAR FLEX VARIABLE ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts"

You can choose to have your premium ("Purchase Payments") accumulate on a variable and/or, subject to availability, fixed basis in one or more of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available for contracts purchased on or after April 28, 2008 are:

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Pioneer Cullen Value VCT Portfolio
  TRUST -- CLASS 2                                 Pioneer Emerging Markets VCT Portfolio
  Franklin Rising Dividends Securities Fund        Pioneer Equity Income VCT Portfolio
  Franklin Small-Mid Cap Growth Securities         Pioneer Fund VCT Portfolio
     Fund                                          Pioneer Global High Yield VCT Portfolio
  Templeton Foreign Securities Fund                Pioneer High Yield VCT Portfolio
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          Pioneer Ibbotson Aggressive Allocation VCT
  Legg Mason Partners Variable Aggressive             Portfolio
     Growth Portfolio -- Class II                  Pioneer Ibbotson Growth Allocation VCT
  Legg Mason Partners Variable Capital and            Portfolio
     Income Portfolio -- Class II                  Pioneer Ibbotson Moderate Allocation VCT
  Legg Mason Partners Variable Fundamental            Portfolio
     Value Portfolio -- Class I                    Pioneer Independence VCT Portfolio
MET INVESTORS SERIES TRUST                         Pioneer International Value VCT Portfolio
  Lazard Mid Cap Portfolio -- Class B              Pioneer Mid Cap Value VCT Portfolio
  Met/AIM Capital Appreciation                     Pioneer Oak Ridge Large Cap Growth VCT
     Portfolio -- Class E                             Portfolio
  MFS(R) Research International                    Pioneer Real Estate Shares VCT Portfolio
     Portfolio -- Class B                          Pioneer Small Cap Value VCT Portfolio
  Oppenheimer Capital Appreciation                 Pioneer Strategic Income VCT Portfolio
     Portfolio -- Class B
METROPOLITAN SERIES FUND, INC.
  BlackRock Money Market Portfolio -- Class A
  MFS(R) Total Return Portfolio -- Class B
  Oppenheimer Global Equity
     Portfolio -- Class B
PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
  Pioneer Bond VCT Portfolio


     Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

The Contract, certain Contract features and/or some of the funding options may not be available in all states.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 28, 2008. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at P.O. Box 10366, Des Moines, IA 50306-0366, call 866-547-3793 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                TABLE OF CONTENTS





                                                                          PAGE
                                                                          ----
GLOSSARY................................................................     3
SUMMARY.................................................................     5
FEE TABLE...............................................................     9
THE ANNUITY CONTRACT....................................................    13
Contract Owner Inquiries................................................    14
Purchase Payments.......................................................    14
Accumulation Units......................................................    15
The Variable Funding Options............................................    15
FIXED ACCOUNT...........................................................    19
CHARGES AND DEDUCTIONS..................................................    19
General.................................................................    19
Withdrawal Charge.......................................................    20
Free Withdrawal Allowance...............................................    20
Transfer Charge.........................................................    21
Administrative Charges..................................................    21
Mortality and Expense Risk Charge.......................................    21
Variable Liquidity Benefit Charge.......................................    21
Enhanced Stepped-Up Provision Charge....................................    21
Guaranteed Minimum Withdrawal Benefit Charge............................    22
Guaranteed Minimum Withdrawal Benefit for Life ("GMWB for Life")
  Charge................................................................    22
Guaranteed Minimum Accumulation Benefit Charge..........................    22
Variable Funding Option Expenses........................................    22
Premium Tax.............................................................    22
Changes in Taxes Based upon Premium or Value............................    22
TRANSFERS...............................................................    22
Market Timing/Excessive Trading.........................................    23
Dollar Cost Averaging...................................................    24
ACCESS TO YOUR MONEY....................................................    25
Systematic Withdrawals..................................................    26
OWNERSHIP PROVISIONS....................................................    26
Types of Ownership......................................................    26
Contract Owner..........................................................    26
Beneficiary.............................................................    26
Annuitant...............................................................    27
DEATH BENEFIT...........................................................    27
Death Proceeds before the Maturity Date.................................    27
Enhanced Stepped-Up Provision ("E.S.P.")................................    29
Payment of Proceeds.....................................................    30
Spousal Contract Continuance (subject to availability--does not apply if
  a non-spouse is a joint owner)........................................    32
Beneficiary Contract Continuance (not permitted for non-natural
  beneficiaries)........................................................    32
Planned Death Benefit...................................................    33
Death Proceeds after the Maturity Date..................................    33
LIVING BENEFITS.........................................................    33
Guaranteed Minimum Withdrawal Benefit ("GMWB" or "Principal
  Guarantee")...........................................................    33
THE ANNUITY PERIOD......................................................    54
Maturity Date...........................................................    54
Allocation of Annuity...................................................    55
Variable Annuity........................................................    55
Fixed Annuity...........................................................    55
PAYMENTS OPTIONS........................................................    55
Election of Options.....................................................    55
Annuity Options.........................................................    56
Variable Liquidity Benefit..............................................    56
MISCELLANEOUS CONTRACT PROVISIONS.......................................    57
Right to Return.........................................................    57
Termination.............................................................    57
Required Reports........................................................    57
Suspension of Payments..................................................    57
THE SEPARATE ACCOUNTS...................................................    57
Performance Information.................................................    58
FEDERAL TAX CONSIDERATIONS..............................................    59
General Taxation of Annuities...........................................    59
Types of Contracts: Qualified and Non-qualified.........................    60
Qualified Annuity Contracts.............................................    60
Taxation of Qualified Annuity Contracts.................................    60
Mandatory Distributions for Qualified Plans.............................    60
Individual Retirement Annuities.........................................    61
Roth IRAs...............................................................    61
TSAs (ERISA and Non-ERISA)..............................................    62
Non-qualified Annuity Contracts.........................................    64
Diversification Requirements for Variable Annuities.....................    65
Ownership of the Investments............................................    65
Taxation of Death Benefit Proceeds......................................    65
Other Tax Considerations................................................    65
Treatment of Charges for Optional Benefits..............................    65
Guaranteed Minimum Withdrawal Benefits..................................    66
Puerto Rico Tax Considerations..........................................    66
Non-Resident Aliens.....................................................    66
Tax Credits and Deductions..............................................    66
OTHER INFORMATION.......................................................    67
The Insurance Company...................................................    67
Financial Statements....................................................    67
Distribution of Variable Annuity Contracts..............................    67
Conformity with State and Federal Laws..................................    69
Voting Rights...........................................................    69
Restrictions on Financial Transactions..................................    69
Legal Proceedings.......................................................    69
APPENDIX A: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT NINE FOR VARIABLE ANNUITIES...................................   A-1
APPENDIX B: CONDENSED FINANCIAL INFORMATION FOR METLIFE OF CT SEPARATE
  ACCOUNT TEN FOR VARIABLE ANNUITIES....................................   B-1
APPENDIX C: ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS...........   C-1
APPENDIX D: THE FIXED ACCOUNT...........................................   D-1
APPENDIX E: WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT....   E-1
APPENDIX F: CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION.........   F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (YOU) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 10366, Des Moines, IA 50306-0366 (for overnight delivery or courier service only: 4700 Westown Parkway, Suite 200, West Des Moines, IA 50266). For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401(a), 403(b), 408(b), or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                     PIONEER ANNUISTAR FLEX VARIABLE ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is MetLife Insurance Company of Connecticut ("the Company," "We" or "Us"). The Company sponsors MetLife of CT Separate Account Nine for Variable Annuities ("Separate Account Nine") and MetLife of CT Separate Account Ten for Variable Annuities ("Separate Account Ten"), each a segregated account ("Separate Account"). Prior to December 7, 2007, Separate Account Ten was sponsored by MetLife Life and Annuity Company of Connecticut ("MLACC"). On that date, MLACC merged with and into the Company, and the Company became the sponsor of Separate Account Ten. Immediately following the merger, the Company stopped issuing Contracts under Separate Account Ten and now only issues Contracts under Separate Account Nine. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten.

The Contract and/or certain optional benefits may not currently be available for sale in all states. For contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Fixed Account is currently not available. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds. If your Contract was issued as a Qualified Contract under Section 403(b) of the Code in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted) as significant adverse tax consequences may result from such additional payments. (See "Federal Tax Considerations.")

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you. See "The Annuity Contract" section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds). Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed). We will determine your Contract Value at the close of business (generally, 4:00 p.m., Eastern Time) on the day we receive a Written Request for a refund.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Where permitted by state law, we also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.70% for the Annual Step-Up Death Benefit and 1.90% for the Roll-Up Death Benefit. For Contracts with a value of less than $40,000, we also deduct an annual contract administrative charge of $30. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments withdrawn. The maximum percentage is 6%, decreasing to 0% after four full years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.)

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of6% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

We offer a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider that you can select when you purchase the Contract. There are four different versions of the GMWB under this Contract: GMWB I, GMWB II, GMWB III and GMWB for Life. (Check with your registered representative to see which version(s) of the rider is available in your state.) If you select one of the GMWB riders, a charge will be deducted each business day from amounts allocated to the Variable Funding Options. The current charge for GMWB I, GMWB II and GMWB III, on an annual basis, is as follows: 0.40%, 0.50% and 0.25%, respectively. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you elect the GMWB for Life ("Living Income Guarantee") rider, a charge will be deducted each business day from amounts allocated to the Variable Funding Options. The charge depends on whether you purchase the Single Life Option or the Joint Life Option. The current charge, on an annual basis, is 0.65% for the Single Life Option and 0.80% for the Joint Life Option. The charge can increase but will never exceed 1.50%. This charge will continue until termination of the rider or Contract. You cannot cancel the rider, although the rider terminates under certain circumstances. (see "Termination".)

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), we will deduct each business day a charge of 0.50% (on an annual basis) from amounts allocated to the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money -- Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. You may also choose to purchase the Enhanced Stepped-Up Provision, which, for a fee, may increase the amount of the death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the Prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE" OR "LIVING INCOME GUARANTEE"). For an additional charge, we will guarantee a fixed level of income for life after you attain a certain age as long as you do not withdraw more than a certain amount from your Contract each year. The guarantee is based on Purchase Payments received within two years of your initial purchase. Depending on when you elect to take your first withdrawal, the maximum amount of your investment that you may receive each year is 5%, 6%, or 7%. Payments are guaranteed for your life when you reach age 59 1/2 if you purchase the benefit alone (the "Single Life Option"), or guaranteed for the life of both you and your spouse (the "Joint Life Option") when both you and your spouse reach age 65 if you purchase the benefit with your spouse. The base guarantee increases each year automatically on your anniversary if your Contract Value is greater than the base guarantee. The guarantee is subject to restrictions on withdrawals, and you are required to remain invested in a limited number of specified Variable Funding Options. You may elect the GMWB for Life rider only at the time of your initial purchase of the Contract, and once you purchase the GMWB for Life rider, you cannot cancel it. Guaranteed withdrawals are also available before the qualifying age, however these payments are not guaranteed for life. There is also a guaranteed lump sum feature available after ten years in lieu of guaranteed periodic payments.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB" OR "ACCUMULATION ADVANTAGE"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE.......................................   6%(1)
(as a percentage of the Purchase Payments withdrawn)



TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)



VARIABLE LIQUIDITY BENEFIT CHARGE.......................   6%(3)
(As a percentage of the present value of the remaining
  Annuity Payments that are surrendered. The interest
  rate used to calculate this present value is 1% higher
  than the Assumed (Daily) Net Investment Factor used to
  calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $30( (4))


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for four years. The charge is as follows:

     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
         3 years                4 years               3%
        4 years+                                      0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after four years. The charge is as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
         3 years                4 years               3%
        4 years+                                      0%


(4) We do not assess this charge if Contract Value is $40,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense ("M&E") risk charge of 1.70% and a maximum administrative expense charge of 0.15% on all Contracts. In addition, for optional features, there is a 0.20% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, a 0.25% charge for GMWB III, a 0.65% current charge (maximum of 1.50% upon reset) for GMWB for Life (Single Life Option), and a 0.80% current charge (maximum of 1.50% upon reset) for GMWB for Life (Joint Life Option). Below is a summary of all of the maximum charges that may apply, depending on the death benefit and optional features you select:

                                                           STANDARD DEATH BENEFIT    ENHANCED DEATH BENEFIT
                                                           ----------------------    ----------------------
Mortality and Expense Risk Charge*.....................           1.70%                     1.90%
Administrative Expense Charge..........................           0.15%                     0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED....................................           1.85%                     2.05%
Optional E.S.P. Charge.................................           0.20%                     0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED.............................................           2.05%                     2.25%
Optional GMAB Charge...................................           0.50%                     0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMAB ONLY
  SELECTED.............................................           2.35%                     2.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMAB SELECTED((5))...................................           2.55%                     2.75%
Optional GMWB I Charge (maximum upon reset)............           1.00%(6)                  1.00%(6)
Optional GMWB II Charge (maximum upon reset)...........           1.00%(6)                  1.00%(6)
Optional GMWB III Charge...............................           0.25%                     0.25%
Optional GMWB for Life (Single Life Option) Charge
  (maximum upon reset).................................           1.50%(6)                  1.50%(6)
Optional GMWB for Life (Joint Life Option) Charge
  (maximum upon reset).................................           1.50%(6)                  1.50%(6)
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED.............................................           2.85%                     3.05%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II ONLY
  SELECTED.............................................           2.85%                     3.05%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED........................................           2.10%                     2.30%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB FOR
  LIFE (SINGLE LIFE OPTION) ONLY SELECTED..............           3.35%                     3.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB FOR
  LIFE (JOINT LIFE OPTION) ONLY SELECTED...............           3.35%                     3.55%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED......................................           3.05%                     3.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED.....................................           3.05%                     3.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED....................................           2.30%                     2.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB FOR LIFE (SINGLE LIFE OPTION) SELECTED..........           3.55%                     3.75%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB FOR LIFE (JOINT LIFE OPTION) SELECTED...........           3.55%                     3.75%


---------
*     We will waive the following amounts of the Mortality and Expense Risk
      Charge: an amount, if any, equal to the underlying fund expenses that are in excess of 1.16% for the Subaccount investing in the Met/AIM Capital Appreciation Portfolio -- Class E; an amount, if any, equal to the underlying fund expenses that are in excess of 1.13% for the Subaccount investing in MFS(R) Research International Portfolio -- Class B, and an amount, if any, equal to the underlying fund expenses that are in excess of 0.90% for the Subaccount investing in Oppenheimer Global Equity Portfolio -- Class B.

(5)   GMAB and GMWB cannot both be elected.
(6) The current charges for the available GMWB riders with a reset feature (see "Living Benefits") are as follows:

-------------------------------------------------------------------------------------------
                     GMWB RIDER                                   CURRENT CHARGE
-------------------------------------------------------------------------------------------
GMWB I                                                                0.40%
-------------------------------------------------------------------------------------------
GMWB II                                                               0.50%
-------------------------------------------------------------------------------------------
GMWB for Life (Single Life Option)                                    0.65%
-------------------------------------------------------------------------------------------
GMWB for Life (Joint Life Option)                                     0.80%
-------------------------------------------------------------------------------------------


UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 866-547-3793.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.40%      1.90%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Rising Dividends
     Securities Fund.............    0.58%       0.25%      0.02%         0.01%         0.86%        0.01%         0.85%(1)
  Franklin Small-Mid Cap Growth
     Securities Fund.............    0.47%       0.25%      0.28%         0.01%         1.01%        0.01%         1.00%(1)
  Templeton Foreign Securities
     Fund........................    0.63%       0.25%      0.14%         0.02%         1.04%        0.02%         1.02%(1)
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class II++.....    0.75%       0.25%      0.15%           --          1.15%          --          1.15%(2)
  Legg Mason Partners Variable
     Capital and Income
     Portfolio -- Class II.......    0.75%       0.25%      0.13%           --          1.13%          --          1.13%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I........    0.75%         --       0.08%           --          0.83%          --          0.83%(2)
MET INVESTORS SERIES TRUST
  Lazard Mid Cap
     Portfolio -- Class B........    0.69%       0.25%      0.06%           --          1.00%          --          1.00%
  Met/AIM Capital Appreciation
     Portfolio -- Class E........    0.76%       0.15%      0.10%           --          1.01%          --          1.01%
  MFS(R) Research International
     Portfolio -- Class B........    0.70%       0.25%      0.09%           --          1.04%          --          1.04%
  Oppenheimer Capital
     Appreciation
     Portfolio -- Class B........    0.58%       0.25%      0.06%           --          0.89%          --          0.89%

                                             DISTRIBUTION                               TOTAL   CONTRACTUAL FEE    NET TOTAL
                                                AND/OR                                  ANNUAL       WAIVER          ANNUAL
                                  MANAGEMENT    SERVICE     OTHER  ACQUIRED FUND FEES OPERATING  AND/OR EXPENSE    OPERATING
UNDERLYING FUND                       FEE    (12b-1) FEES EXPENSES    AND EXPENSES*    EXPENSES  REIMBURSEMENT     EXPENSES**
---------------                   ---------- ------------ -------- ------------------ --------- --------------- ---------------
METROPOLITAN SERIES FUND, INC.
  BlackRock Money Market
     Portfolio -- Class A........    0.33%         --       0.07%           --          0.40%        0.01%         0.39%(3)
  MFS(R) Total Return
     Portfolio -- Class B........    0.53%       0.25%      0.05%           --          0.83%          --          0.83%
  Oppenheimer Global Equity
     Portfolio -- Class B........    0.51%       0.25%      0.10%           --          0.86%          --          0.86%
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
  Pioneer Bond VCT Portfolio.....    0.50%       0.25%      0.28%           --          1.03%        0.16%         0.87%(4)
  Pioneer Cullen Value VCT
     Portfolio...................    0.70%       0.25%      0.37%           --          1.32%        0.32%         1.00%(5)
  Pioneer Emerging Markets VCT
     Portfolio...................    1.15%       0.25%      0.24%           --          1.64%          --          1.64%
  Pioneer Equity Income VCT
     Portfolio...................    0.65%       0.25%      0.05%           --          0.95%          --          0.95%
  Pioneer Fund VCT Portfolio.....    0.65%       0.25%      0.05%           --          0.95%          --          0.95%
  Pioneer Global High Yield VCT
     Portfolio...................    0.65%       0.25%      0.48%           --          1.38%        0.38%         1.00%(6)
  Pioneer High Yield VCT
     Portfolio...................    0.65%       0.25%      0.10%           --          1.00%          --          1.00%
  Pioneer Ibbotson Aggressive
     Allocation VCT Portfolio....    0.17%       0.25%      0.60%         0.88%         1.90%        0.47%         1.43%(7)
  Pioneer Ibbotson Growth
     Allocation VCT Portfolio....    0.17%       0.25%      0.10%         0.82%         1.34%        0.14%         1.20%(8)
  Pioneer Ibbotson Moderate
     Allocation VCT Portfolio....    0.17%       0.25%      0.14%         0.77%         1.33%        0.17%         1.16%(9)
  Pioneer Independence VCT
     Portfolio...................    0.70%       0.25%      0.32%           --          1.27%          --          1.27%
  Pioneer International Value VCT
     Portfolio...................    0.85%       0.25%      0.32%           --          1.42%          --          1.42%
  Pioneer Mid Cap Value VCT
     Portfolio...................    0.65%       0.25%      0.06%           --          0.96%          --          0.96%
  Pioneer Oak Ridge Large Cap
     Growth VCT Portfolio........    0.75%       0.25%      0.29%           --          1.29%        0.34%         0.95%(10)
  Pioneer Real Estate Shares VCT
     Portfolio...................    0.80%       0.25%      0.11%           --          1.16%          --          1.16%
  Pioneer Small Cap Value VCT
     Portfolio...................    0.75%       0.25%      0.15%         0.05%         1.20%          --          1.20%
  Pioneer Strategic Income VCT
     Portfolio...................    0.65%       0.25%      0.18%           --          1.08%          --          1.08%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.
** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.
(1) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the Sweep Money Fund which is the "acquired fund" in this case) to the extent of the Fund's fees and expenses of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order by the Securities and Exchange Commission; this arrangement will continue as long as the exemptive order is relied upon.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.
(3) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(4) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 0.62% of average daily net assets, and to waive fees or limit other expenses of the Class II shares to effect a like reduction in Class II expenses.
(5) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 1.00% of average daily net assets.
(6) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses to 1.00% of average daily net assets.
(7) The Portfolio is a "fund of funds" that invests in other underlying Pioneer portfolios. As an investor in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios, including the management fee. The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 0.55% of average daily net assets.
(8) The Portfolio is a "fund of funds" that invests in other underlying Pioneer portfolios. As an investor in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios, including the management fee. The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 0.38% of average daily net assets.
(9) The Portfolio is a "fund of funds" that invests in other underlying Pioneer portfolios. As an investor in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios, including the management fee. The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct operating expenses to the extent required to reduce Class II expenses, other than acquired fund fees and expenses, to 0.39% of average daily net assets.
(10) The waiver reflects a contractual expense limitation in effect through May 1, 2009 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class II expenses to 0.95% of average daily net assets.


EXAMPLE

This example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. This example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. Your actual expenses will be less than those shown if you do not elect all of the optional benefits. The GMAB and the GMWB cannot both be elected.

EXAMPLE--This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit, and the Guaranteed Minimum Withdrawal Benefit for Life rider (assuming the maximum 1.50% charge applies in all Contract Years).

                                                                                                                     IF
                                                                                                                  CONTRACT
                                                                                                                   IS NOT
                                                                                                                   SURREN-
                                                                                                                  DERED OR
                                                                                                                 ANNUITIZED
                                                                                                                 AT THE END
                                                      IF CONTRACT IS SURRENDERED AT THE                           OF PERIOD
                                                            END OF PERIOD SHOWN:                                  SHOWN**:
                             ----------------------------------------------------------------------------------  ----------
FUNDING OPTION                 1 YEAR            3 YEARS                 5 YEARS                10 YEARS           1 YEAR
--------------               ----------  ----------------------  ----------------------  ----------------------  ----------
Underlying Fund with
Minimum Total Annual
Operating Expenses.........      $1,021                  $1,630                  $2,127                  $4,306        $421
Underlying Fund with
Maximum Total Annual
Operating Expenses.........      $1,170                  $2,059                  $2,815                  $5,544        $570
                                    IF CONTRACT IS NOT SURRENDERED OR
                                ANNUITIZED AT THE END OF PERIOD SHOWN**:
                             ----------------------------------------------
FUNDING OPTION                       3 YEARS           5 YEARS    10 YEARS
--------------               ----------------------  ----------  ----------
Underlying Fund with
Minimum Total Annual
Operating Expenses.........                  $1,270      $2,127      $4,306
Underlying Fund with
Maximum Total Annual
Operating Expenses.........                  $1,699      $2,815      $5,544


                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Pioneer AnnuiStar Flex Variable Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.

                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                         ANNUITANT ON THE CONTRACT DATE
------------------------------------------------------    -----------------------------------------------
Annual Step Up Death Benefit                                                     80
Roll Up Death Benefit                                                            75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 866-547-3793.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Purchase Payments over $1,000,000 may be made only with our prior consent. Where permitted by state law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Currently, the Fixed Account is not an available funding option. Purchase Payments may be made at any time while the Annuitant is alive and before the date Annuity Payments begin.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same as the retail mutual funds offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an

Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. These broker-dealer firms may receive payments from the Underlying Funds they recommend and may benefit accordingly from the allocation of Contract Value to such Underlying Funds. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN YOUR CONTRACT VALUE RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company (both of which are now MetLife Insurance Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predate the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of its affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing and support services with respect to the Contracts, and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of its affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying

Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 866-547-3793 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
Franklin Rising Dividends          Seeks long-term capital            Franklin Advisory Services, LLC
  Securities Fund                  appreciation, with preservation
                                   of capital as an important
                                   consideration.
Franklin Small-Mid Cap Growth      Seeks long-term capital growth.    Franklin Advisers, Inc.
  Securities Fund
Templeton Foreign Securities Fund  Seeks long-term capital growth.    Templeton Investment Counsel, LLC
                                                                      Subadviser: Franklin Templeton
                                                                      Investment Management Limited
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
Legg Mason Partners Variable       Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
  Aggressive Growth                                                   LLC
  Portfolio -- Class II                                               Subadviser: ClearBridge Advisors,
                                                                      LLC
Legg Mason Partners Variable       Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
  Capital and Income               combination of income and long-    LLC
  Portfolio -- Class II            term capital appreciation).        Subadvisers: Western Asset
                                                                      Management Company; ClearBridge
                                                                      Advisors, LLC; Western Asset
                                                                      Management Company Limited
Legg Mason Partners Variable       Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
  Fundamental Value                Current income is a secondary      LLC
  Portfolio -- Class I             consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
MET INVESTORS SERIES TRUST
Lazard Mid Cap Portfolio -- Class  Seeks long-term growth of          Met Investors Advisory, LLC
  B                                capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
Met/AIM Capital Appreciation       Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class E                                                Subadviser: Invesco Aim Capital
                                                                      Management, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
MFS(R) Research International      Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: Massachusetts
                                                                      Financial Services Company
Oppenheimer Capital Appreciation   Seeks capital appreciation.        Met Investors Advisory, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
METROPOLITAN SERIES FUND, INC.
BlackRock Money Market             Seeks a high level of current      MetLife Advisers, LLC
  Portfolio -- Class A             income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
MFS(R) Total Return                Seeks a favorable total return     MetLife Advisers, LLC
  Portfolio -- Class B             through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
Oppenheimer Global Equity          Seeks capital appreciation.        MetLife Advisers, LLC
  Portfolio -- Class B                                                Subadviser: OppenheimerFunds,
                                                                      Inc.
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
Pioneer Bond VCT Portfolio         Seeks to provide current income    Pioneer Investment Management,
                                   from an investment grade           Inc.
                                   portfolio with due regard to
                                   preservation of capital and
                                   prudent investment risk.
Pioneer Cullen Value VCT           Seeks capital appreciation, with   Pioneer Investment Management,
  Portfolio                        current income as a secondary      Inc.
                                   objective.                         Subadviser: Cullen Capital
                                                                      Management, Inc.
Pioneer Emerging Markets VCT       Seeks long-term growth of          Pioneer Investment Management,
  Portfolio                        capital.                           Inc.
Pioneer Equity Income VCT          Seeks current income and long-     Pioneer Investment Management,
  Portfolio                        term growth of capital from a      Inc.
                                   portfolio consisting primarily of
                                   income producing equity
                                   securities of U.S. corporations.
Pioneer Fund VCT Portfolio         Seeks reasonable income and        Pioneer Investment Management,
                                   capital growth.                    Inc.
Pioneer Global High Yield VCT      Seeks to maximize total return     Pioneer Investment Management,
  Portfolio                        through a combination of income    Inc.
                                   and capital appreciation.
Pioneer High Yield VCT Portfolio   Seeks to maximize total return     Pioneer Investment Management,
                                   through a combination of income    Inc.
                                   and capital appreciation.
Pioneer Ibbotson Aggressive        Seeks long-term capital growth.    Pioneer Investment Management,
  Allocation VCT Portfolio                                            Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
Pioneer Ibbotson Growth            Seeks long-term capital growth     Pioneer Investment Management,
  Allocation VCT Portfolio         and current income.                Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
Pioneer Ibbotson Moderate          Seeks long-term capital growth     Pioneer Investment Management,
  Allocation VCT Portfolio         and current income.                Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
Pioneer Independence VCT           Seeks appreciation of capital.     Pioneer Investment Management,
  Portfolio                                                           Inc.
Pioneer International Value VCT    Seeks long-term capital growth.    Pioneer Investment Management,
  Portfolio                                                           Inc.
Pioneer Mid Cap Value VCT          Seeks capital appreciation by      Pioneer Investment Management,
  Portfolio                        investing in a diversified         Inc.
                                   portfolio of securities
                                   consisting primarily of common
                                   stocks.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
Pioneer Oak Ridge Large Cap        Seeks capital appreciation.        Pioneer Investment Management,
  Growth VCT Portfolio                                                Inc.
                                                                      Subadviser: Oak Ridge
                                                                      Investments, LLC
Pioneer Real Estate Shares VCT     Seeks long-term growth of          Pioneer Investment Management,
  Portfolio                        capital. Current income is the     Inc.
                                   portfolio's secondary investment   Subadviser: AEW Management and
                                   objective.                         Advisors, L.P.
Pioneer Small Cap Value VCT        Seeks capital growth by investing  Pioneer Investment Management,
  Portfolio                        in a diversified portfolio of      Inc.
                                   securities consisting primarily
                                   of common stocks.
Pioneer Strategic Income VCT       Seeks a high level of current      Pioneer Investment Management,
  Portfolio                        income.                            Inc.


Certain Variable Funding Options may have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

Currently, the Fixed Account is not available as a funding option. Please refer to your Contract and Appendix D for more information about the Fixed Account.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     -    administration of the annuity options available under the Contracts

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments are withdrawn before they have been in the Contract for four years. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) We will assess the charge as a percentage of the Purchase Payment withdrawn as follows:

For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a)  any Purchase Payment to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving)

     - in the form of lifetime Annuity Payments or Annuity Payments for a fixed period of at least five years

     -    under the Managed Distribution Program

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

Partial withdrawals will be prorated from all Underlying Funds unless you specify otherwise on the Surrender Request Form. If you request a Partial Withdrawal, the amount that you receive may be less than your requested withdrawal amount because we will deduct applicable taxes and charges, including the Withdrawal Charge, from your requested withdrawal amount. If you want the full requested withdrawal amount you must check the "Net" box on the Surrender Request Form and we will deduct the amount of applicable taxes and charges from your Contract Value so you can receive your full requested withdrawal amount.

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $30 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct this charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract and we will prorate this charge (i.e. calculate) from the date of purchase. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account, if it is available, or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $40,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Annual Step-Up Death Benefit the M&E charge is equal to 1.70% annually. If you choose the Roll-Up Death Benefit the M&E charge is equal to 1.90%. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 6% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:

   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------
         0 years                 1 year               6%
         1 year                 2 years               5%
         2 years                3 years               4%
         3 years                4 years               3%
        4 +years                                      0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%. These GMWB riders may be elected only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE") CHARGE

If you elect the GMWB for Life rider, a charge is deducted each business day from amounts held in each Variable Funding Option. The current charge, on an annual basis, is 0.65% if you select the Single Life Option, or 0.80% if you select the Joint Life Option. Your current charge may increase when your benefits automatically reset, unless you notify us not to reset your benefits (see "LIVING BENEFITS -- Guaranteed Minimum Withdrawal Benefit for Life"). The charge will never exceed 1.50%. The charge will continue until termination of the rider or Contract. You cannot cancel the rider, although the rider terminates under certain circumstances (see "Termination"). You may elect the GMWB for Life rider only at the time of your initial purchase of the Contract.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. Currently, the Fixed Account is not an available Funding Option.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, MFS((R)) Research International Portfolio, Oppenheimer Global Equity Portfolio, Pioneer Emerging Markets VCT Portfolio, Pioneer Global High Yield VCT Portfolio, Pioneer High Yield VCT Portfolio, Pioneer International Value VCT Portfolio, Pioneer Small Cap Value VCT Portfolio and Pioneer Strategic Income VCT Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for non-DCA Program funds.

You may only have one DCA Program or Special DCA Program in place at one time. We will allocate any subsequent Purchase Payments we receive within the DCA Program period selected to the current funding options over the remainder of that DCA Program transfer period, unless you direct otherwise.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program. In that event, transfers will be made from the Money Market Variable Funding Option.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) and/or the Fixed Account from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership, or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Please note that naming different persons as owner and Annuitant may affect whether certain benefits are payable, the amount of those benefits, and who will receive them. Use care when naming owners, Annuitants and beneficiaries, and consult your agent if you have questions.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

There are age restrictions on certain death benefits (see "The Annuity Contract" section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

ANNUAL STEP-UP DEATH BENEFIT

We will pay to the beneficiary a death benefit in an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax:

     (1)  the Contract Value on the Death Report Date

     (2)  your Adjusted Purchase Payment (see below) or*

     (3)  the Step-Up Value (if any, as described below)**

ROLL-UP DEATH BENEFIT(+)

-------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below);*
                                    -  the Step-Up Value, if any, as described
                                       below**
                                    -  the Roll-Up Death Benefit Value (as described
                                       below)**
-------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date;
                                    -  your adjusted Purchase Payment (see below) or*
                                    -  the Step-Up Value, if any, as described
                                       below**, or
                                    -  the Roll-Up Death Benefit Value** (as
                                       described below) on the Annuitant's 80(th)
                                       birthday, plus any additional Purchase
                                       Payments and minus any partial surrender
                                       reductions (as described below) that occur
                                       after the Annuitant's 80(th) birthday.
-------------------------------------------------------------------------------------


---------
* If you purchased a GMWB rider and if your Contract provides for a death benefit amount that is the greatest of multiple benefits including the Adjusted Purchase Payment, your Adjusted Purchase Payment will not be calculated as described below, but instead will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date the GMWB rider is added to your Contract.

** Your Step-Up Value or your Roll-Up Death Benefit Value will be subject to the partial surrender reduction below even if you have elected one of the four GMWB riders.

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below.

STEP-UP VALUE (FOR ANNUAL STEP-UP AND ROLL-UP DEATH BENEFITS)+

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value. If the Step-Up Value is greater than the Contract Value, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or partial surrenders as described below.

ROLL-UP DEATH BENEFIT VALUE+

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b)   is any Purchase Payment made during the previous Contract Year

     c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     b) is any Purchase Payment made since the previous Contract Date anniversary

     c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions** (as described below).

---------

+May not be available in all states. Please check with your registered representative.

PARTIAL SURRENDER REDUCTIONS.

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the Adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

For example, assume your current Contract Value is $55,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

Your new Adjusted Purchase Payment would be 50,000-9,090, or $40, 910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Adjusted Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new Adjusted Purchase Payment would be 50,000-16,666, or $33,334.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new Step-Up Value would be 50,000-9,090, or $40, 910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new Step-Up Value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR CONTRACT OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE. PLEASE CHECK WITH YOUR REGISTERED REPRESENTATIVE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments (described below) excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT IS EQUAL TO THE CONTRACT VALUE AS OF THE RIDER EFFECTIVE DATE. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

You new modified Purchase Payment would be 50,000-9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

NON-QUALIFIED CONTRACTS%##%

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive the lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive the lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)

--------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or if   The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
THE ANNUITANT)                                               continue the Contract.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS NOT THE ANNUITANT)
The beneficiary (ies), or if  The spouse elects to           Yes
  none, to the surviving      continue the Contract A
  joint owner.                spouse who is not the
                              beneficiary may decline to
                              continue the Contract and
                              instruct the Company to pay
                              the beneficiary.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

                                                             But, if there is a
                                                             Contingent Annuitant, then
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.

--------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS     The beneficiary (ies), or if                                  Yes (Death of
NON-NATURAL ENTITY/TRUST)     none, to the Contract Owner.                                  Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)

--------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)

--------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.

--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.

--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
--------------------------------------------------------------------------------------------------------------
BENEFICIARY
No death proceeds are                                        N/A
  payable; Contract
  continues.

--------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
--------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. Spousal beneficiaries must choose to continue the Contract as allowed under the spousal contract continuance provision described below within one year of death. For Qualified Contracts, if mandatory distributions have already begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

The terms and conditions that applied to the original Contract (including Contract fees and charges) will also apply to the continued Contract, with certain exceptions described in the Contract. Any Purchase Payment made before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase Payments made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract. For purposes of the death benefit on the continued Contract, the death benefit will be calculated the same as prior to continuance except all values used to calculate the death benefit, which may include a Step-Up Value or Roll-Up Death Benefit Value (depending on the optional benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. In addition, because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Accordingly, a purchaser who has or is contemplating a civil union should note that a a civil union partner would not be able to receive continued payments upon the death of the Owner under the Joint Life version of the GMWB for Life (the "Living Income Guarantee for 2"). Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. There is no additional charge to continue the Contract; however, all other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers four different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The four GMWB riders described in this prospectus are called "GMWB I", "GMWB II", "GMWB III" , and "GMWB for Life" (described separately below); we may refer to any one of these as GMWB. The availability of each rider is shown below.

--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee    Principal Guarantee 5/10    Principal Guarantee 5
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


CURRENTLY, YOU MAY ELECT A GMWB RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment. If you added the GMWB after the initial purchase of the Contract, the Initial RBB is the Contract Value on the date the GMWB was added. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal on or after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL        N/A         (100,000 x           [5,000 x (1-         N/A         (100,000 x           [5,000 x (1-
REDUCTION                  10,000/110,000) =    90,000/100,000)] =               10,000/90,000) =     88,889/100,000)] =
(PWR)                            9,091                  500                           $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                  (10,000>9,091)                                        (11,111>10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000         $90,000               $4,500          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------

                          WITHDRAWAL EXAMPLE FOR GMWB I

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $110,000        $100,000               $5,000          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY                     $90,909               $4,545                          $88,889               $4,444
AFTER
WITHDRAWAL               [100,000 -- (100,000         [(5,000                  [100,000 -- (100,000        [5,000 x
               $100,000    x10,000/110,000)]     x90,909/100,000)]    $80,000    x10,000/90,000)]      (88,889/100,000)]
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $455           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I OR GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB starting with the 5(th) year anniversary date of your GMWB purchase. In accordance with the terms of the rider we have established the following procedures for resets. If you elect to reset within 30 days prior to the end of the 5(th) contract year, your new RBB will be reset to equal your current Contract Value. If you do not reset on the 5(th) year anniversary, you will have the opportunity to elect to reset during the 30-day period prior to each anniversary following the date of your 5(th) year anniversary of your GMWB purchase. In the event that you elect a reset you will be eligible to reset your RBB again provided that 5 contract years have elapsed since the most recent reset, so long as your election is made during the 30-day period prior to the anniversary date of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB. (In such cases, the charge will never exceed the guaranteed maximum charge.) Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES AMONG THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.

--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                   if first withdrawal on    if first withdrawal on
                                       or after 3(rd)            or after 3(rd)
                                         anniversary               anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE" OR "LIVING INCOME GUARANTEE")

SUMMARY OF BENEFITS. For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit for Life, or "GMWB for Life". The GMWB for Life rider is designed to protect your investment from poor market performance. CURRENTLY, YOU MAY ELECT THE GMWB FOR LIFE RIDER ONLY AT THE TIME OF YOUR INITIAL PURCHASE OF THE CONTRACT. The GMWB for Life rider:

     - Guarantees a fixed level of income for life after you attain a certain age as long as you do not withdraw more than a certain amount from your Contract each year;

     -    Can be purchased for you alone or with your spouse;

     -    Can accommodate tax-qualified distributions from your Contract;

     - Increases in value on each anniversary if your Contract Value increases through an automatic reset feature;

     - Can provide an income until your guaranteed amount is recovered if your circumstances change before you reach the minimum age to begin lifetime income, as long as you do not withdraw more than a certain amount from your Contract each year;

     - Offers the option to receive a lump sum after a period of years in lieu of the guarantee to take periodic payments if your circumstances change.

You must continue to meet several restrictions and conditions in order to receive the benefits of the GMWB for Life rider. Withdrawals that exceed the allowable annual maximum will more rapidly decrease the guarantees under the rider. Also, to be eligible for the guarantees you are permitted to invest only in a limited number of specified Variable Funding Options. Only Purchase Payments that you make within two years of purchase are eligible for the guarantees. See below for details.

Currently, you may elect the GMWB for Life rider only at the time of your initial purchase of the Contract. In the future we may allow Contract Owners to add the rider after purchase. You may not elect the GMWB for Life rider if you have also elected the GMWB or GMAB rider offered under this Contract. The GMWB for Life rider may not be available in all states. Once you purchase the GMWB for Life rider, you cannot cancel it.

In written materials other than this prospectus, we may refer to the GMWB for Life rider using different names. These names are "Living Income Guarantee" and "Living Income Guarantee for 2". These names refer to the same GMWB for Life rider described in this prospectus.

SINGLE LIFE OPTION OR JOINT LIFE OPTION. The GMWB for Life rider is designed for use by you alone (the "Single Life Option"), or you and your spouse (the "Joint Life Option"). You must select either the Single Life Option or the Joint Life Option at the time you elect the GMWB for Life rider.

The Single Life Option is available to all Contract Owners. However, if you select the Single Life Option and your Contract is jointly owned, the age of the older joint owner will determine when you are eligible for lifetime benefits under the rider, and income is guaranteed only over the lifetime of the older joint owner.

The Joint Life Option is only available if you name your spouse as the joint owner or sole beneficiary of your Contract. Under the Joint Life Option, income is guaranteed over the joint lifetime of both you and your spouse. Under the Joint Life Option, the age of the younger spouse determines when you are eligible for lifetime benefits under the rider. This means you and your spouse will have to wait until the younger of you reaches the minimum age to qualify for the lifetime benefit.

REMAINING BENEFIT BASE ("RBB"). The guarantees under the GMWB for Life rider are determined by applying an annual percentage to a base amount that we calculate called the "remaining benefit base" or "RBB."

Your initial RBB is equal to your initial Purchase Payment if you elect GMWB for Life when you purchase your Contract. If in the future we permit the rider to be added after the Contract is issued, then your initial RBB is equal to your Contract Value when you elect the rider. The RBB is not a lump sum guarantee, rather, it is used to determine the amount that we return to you through a series of payments that annually do not exceed a percentage of your RBB.

Your RBB is subject to a maximum of $5,000,000 for all deferred variable annuities issued by us in the same calendar year to you.

LIFETIME WITHDRAWAL BENEFIT ("LWB"). The annual percentage of your RBB that is available for withdrawal is called the "Lifetime Withdrawal Benefit" or "LWB. " Each year you may take withdrawals that do not exceed your LWB.

The level of your initial LWB payment depends on whether your GMWB for Life rider was issued under the Single Life Option or the Joint Life Option, and the timing of your first withdrawal from your Contract. You are eligible to receive payments under the LWB after you attain a certain age as shown below. Under the Joint Life Option, the age of the younger spouse determines eligibility. Under the Single Life Option, if your Contract is jointly owned, the age of the older joint owner determines eligibility.

--------------------------------------------------------------------------------------------
                                                        MINIMUM AGE TO BE ELIGIBLE TO
                                                                 RECEIVE LWB
--------------------------------------------------------------------------------------------
Single Life Option                                              59 1/2 years
--------------------------------------------------------------------------------------------
Joint Life Option                                                 65 years
--------------------------------------------------------------------------------------------


Your initial LWB is calculated as a percentage of the RBB immediately before your first withdrawal:

-------------------------------------------------------------------------------------
SINGLE LIFE OPTION                                                             LWB
-------------------------------------------------------------------------------------
If you make your first withdrawal BEFORE the 5(th) anniversary after you
  purchase GMWB for Life:                                                   5% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 5(th) anniversary, but
  before the 10(th) anniversary:                                            6% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 10(th) anniversary:       7% of RBB
-------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------
JOINT LIFE OPTION                                                              LWB
-------------------------------------------------------------------------------------
If you make your first withdrawal BEFORE the 8(th) anniversary after you
  purchase GMWB for Life:                                                   5% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 8(th) anniversary, but
  before the 15th anniversary:                                              6% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 15(th) anniversary:       7% of RBB
-------------------------------------------------------------------------------------

You should carefully choose when you take your first withdrawal from your Contract, because it will determine your LWB annual percentage which will not change for the life of your Contract. For example, if you take your first withdrawal before the 5th anniversary, your LWB will be 5% of RBB for the life of your Contract, and you will never qualify for a 6% or 7% of RBB.

As long as your total annual withdrawals do not exceed your LWB amount, you may continue to take your LWB payments until death, even if the aggregate payments exceed your RBB. Under the Joint Life Option, payments cease upon the death of the last surviving spouse. Under the Single Life Option, payments cease upon your death, or the death of the older joint owner.

You may adjust the amount and frequency of payments during the year. Each year you may take your LWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your LWB without affecting your guarantee. If you choose to receive only a part of, or none of, your LWB in any given year, your LWB in any subsequent year will not be increased. In certain circumstances we may limit the frequency of LWB payments to annual, such as payments under our Managed Distribution Program, payments to a beneficiary after your death, or if your Contract Value reduces to zero (see below).

ADDITIONAL PREMIUM. Additional Purchase Payments made within two years after you purchase the GMWB for Life rider will increase your RBB, which will serve to increase your LWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment. Your new LWB is equal to the LWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original LWB as shown above.

Additional Purchase Payments made more than two years after you purchase the GMWB for Life rider will not be included in your RBB, and will be excluded from the guarantees under your rider. However, additional Purchase Payments will be added to your Contract Value and would be reflected in any reset of the RBB. (See the "Reset" section below.)

WITHDRAWALS. When you make a withdrawal, your LWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase of GMWB for Life (or "GMWB for Life Anniversary"), including the current withdrawal, does not exceed your LWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB for Life Anniversary, including the current withdrawal, exceeds your LWB immediately prior to the current withdrawal, we will recalculate your RBB and LWB.

To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a proportional "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal.

To recalculate your LWB, we reduce your LWB by a partial withdrawal reduction, which is equal to 1) the LWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by
3) the RBB immediately prior to the current withdrawal.

These recalculations magnify the effect of a withdrawal when your Contract Value is less than your RBB, as shown in the example below.

WITHDRAWAL EXAMPLES The following example is intended to illustrate the effect of withdrawals on your RBB and LWB. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is greater than 65, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

WITHDRAWAL EXAMPLE

-------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
-------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                LWB (5%)          VALUE            RBB                LWB (5%)
-------------------------------------------------------------------------------------------------------------------------
VALUES AS OF
-------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $100,000        $100,000               $5,000         $100,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL
AND AFTER THE
FIRST GMWB
ANNIVERSARY    $110,000        $110,000               $5,500          $90,000        $100,000               $5,000
-------------------------------------------------------------------------------------------------------------------------
PARTIAL           N/A         [$110,000 x          [$5,500 x (1-        N/A         [$100,000 x            [$5,000 x
WITHDRAWAL               ($10,000/ $110,000)]   $100,000/$110,000)]            ($10,000/$90,000)] =  (1 -- 88,889/$100,0-
REDUCTION                      = $10,000               = 500                          $11,111             00)] = $556
-------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT                   $10,000                                               $11,111
OF THE
WITHDRAWAL                ($10,000 = $10,000)                                   ($11,111 > 10,000)
-------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
-------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $100,000        $100,000               $5,000          $80,000         $88,889               $4,444
-------------------------------------------------------------------------------------------------------------------------


RESET. On each anniversary after you purchase the GMWB for Life rider, we will automatically reset your RBB, under our Automatic RBB Reset Program, to an amount equal to 100% of the then Contract Value. We will not automatically reset your RBB if the Contract Value on your anniversary is less than your current RBB, or, if you (or you and your spouse) are over age 85.

You may choose to opt out of the Automatic RBB Reset Program, if a reset of your RBB would cause the charge for your rider to increase. This can happen since the rate you pay for the rider will be changed to the rate in effect at the time of reset and that may be higher than the rate before the reset. We will send you advance notice if the charge for your rider would increase upon reset in order to give you the opportunity to opt out of the Automatic RBB Reset Program. In order to opt out of the Automatic RBB Reset Program, you must notify us in writing which we must receive by the 7th calendar day prior to the scheduled reset. Your rider will no longer be reset for the life of the rider unless you subsequently elect in writing to opt back into the Automatic RBB Reset Program. Your opt back in election will go into effect upon the next GMWB for Life Anniversary following the receipt of your request.

Upon reset, the LWB will be recalculated as the greater of the a) LWB prior to the reset, or b) a percentage of the Reset RBB value. The percentage will equal the percentage of the RBB (e.g. 5%) used in determining the initial LWB.

GUARANTEED PRINCIPAL OPTION. If your circumstances change and you no longer want the lifetime features of the GMWB for Life rider, you may wish to opt out and receive an adjustment to your Contract Value. In this case, once you have held the rider for ten (10) years or more you will have the option each year to elect the Guaranteed Principal Option. Each year you will have a 30-day window period during which you may elect the option. You may only elect the option once, as your GMWB for Life rider will terminate when you exercise the option.

The Guaranteed Principal Option will be paid to you as a positive adjustment to your Contract Value. The adjustment is equal to (a) minus (b):

     a) Purchase Payments credited within 120 days after you purchase the GMWB for Life rider, reduced by a "Percentage Reduction in the Contract Value" attributable to any partial withdrawals taken.

          We compute the "Percentage Reduction in Contract Value" attributable to a partial withdrawal by dividing the dollar amount of the withdrawal, plus any applicable withdrawal charges, by the Contract Value immediately preceding such withdrawal. We apply the Percentage Reduction in the Contract Value as a factor equal to 1 minus the percentage reduction.

     b) Your Contract Value on the GMWB Anniversary immediately preceding exercise of the Guaranteed Principal Option.

For example, assume you make a single Purchase Payment of $100,000 and elect the GMWB for Life rider. Also assume that you make no withdrawals, and that ten years later your Contract Value has declined to $80,000. If you elect to receive the Guaranteed Principal Option, we will apply $20,000 to your Contract Value to restore it to $100,000.

To exercise the Guaranteed Principal Option you must notify us in writing within 30 days following any anniversary of your purchase of the GMWB for Life rider, on or after the tenth (10th) anniversary of your purchase of the rider. We will adjust your Contract Value at the end of the 30-day window period.

The adjustment will be added to each Variable Funding Option in the ratio that the Contract Value in such Variable Funding Option bears to the total Contract Value in all Variable Funding Options. The adjustment will never be less than zero.

If you exercise the Guaranteed Principal Option, the GMWB for Life rider will terminate on the date the adjustment is added to your Contract Value.

Only Purchase Payments credited within 120 days after you purchase the GMWB for Life rider are taken into consideration in determining the amount paid under the Guaranteed Principal Option. If you anticipate making Purchase Payments after the 120-day period, you should understand that such payments will not increase the amount paid under the Guaranteed Principal Option. However, Purchase Payments credited after 120 days are added to your Contract Value and will impact whether or not any benefit is due. Therefore, GMWB for Life may not be appropriate for you if you intend to make additional Purchase Payments after the 120-day period and are purchasing the GMWB for Life rider for this feature.

REQUIRED ALLOCATION OF YOUR CONTRACT VALUE AND PREMIUM PAYMENTS. If you elect the GMWB for Life rider, you will be required to invest in a limited number of specific Variable Funding Options, and you will be foreclosed from investing in all the other Variable Funding Options that would otherwise be available to you while the rider is in effect. In addition, you may not allocate any portion of your Contract Value or Premium Payments to the Fixed Account.

You will be required to allocate 100% of your Contract Value or Purchase Payments to one or more of the following Variable Funding Options. Some of these Variable Funding Options invest in mutual funds that invest in other mutual funds, also known as "funds of funds." Please see the section in this prospectus entitled "Variable Funding Options" for a description of the investment objectives of these Variable Funding Options, as well as the section entitled "Fee Table" for the charges associated with these Variable Funding Options.

                               PERMITTED VARIABLE FUNDING OPTIONS
                    --------------------------------------------------------
                          LEGG MASON PARTNERS VARIABLE EQUITY
                            TRUST -- CLASS II
                            Legg Mason Partners Variable Capital and
                               Income Portfolio
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Money Market Portfolio -- Class
                               A
                            MFS(R) Total Return Portfolio -- Class B
                          PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
                            Pioneer Bond VCT Portfolio
                            Pioneer Global High Yield VCT Portfolio
                            Pioneer High Yield VCT Portfolio
                            Pioneer Ibbotson Growth Allocation VCT
                               Portfolio
                            Pioneer Ibbotson Moderate Allocation VCT
                               Portfolio
                            Pioneer Strategic Income VCT Portfolio


We will reject any request by you to transfer Contract Value or allocate Purchase Payments to a Variable Funding Option other than the permitted Variable Funding Options listed above. You will be required to re-submit your request to comply with the above restrictions. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it violated the above restrictions.

We may make additions to or deletions from the list of permitted Variable Funding Options.

GMWB FOR LIFE CHARGE. The charge for your GMWB for Life rider depends on whether you purchase the Single Life Option or the Joint Life Option. The charge is deducted each business day from amounts held in each Variable Funding Option. The current charge, on an annual basis, is shown below. Your current charge may increase when your RBB automatically resets, unless you notify us not to reset your RBB (see "Reset" above). The charge may increase provided that this rate will not exceed the rate currently applicable to the same rider available for new contract purchases at the time of the Step-Up; but it will never exceed 1.50%.

-----------------------------------------------------------------------------------------
                                                                           CURRENT CHARGE
-----------------------------------------------------------------------------------------
GMWB for Life (Single Life Option)                                              0.65%
-----------------------------------------------------------------------------------------
GMWB for Life (Joint Life Option)                                               0.80%
-----------------------------------------------------------------------------------------


ANNUAL WITHDRAWAL BENEFIT ("AWB"). If your circumstances change, you may wish to take guaranteed withdrawals even though you have not yet reached the minimum age to be eligible for lifetime payments under LWB. In this case, you can take an "Annual Withdrawal Benefit" or "AWB" which allows you to withdraw an amount each year until your RBB is depleted. AWB payments are not guaranteed for life.

The level of your AWB is determined in the same manner as the level of your LWB as described in the above section entitled "Lifetime Withdrawal Benefit ("LWB")", except that there is no minimum age to be eligible to receive AWB payments. Additional Premium Payments affect your AWB in the same manner as they do the LWB as described in the "Additional Premium Payments" section above. The reset of your RBB will affect your AWB in the same manner as it affects the LWB as described in the "Reset" section above.

Withdrawals affect your AWB in the same manner as your LWB as described in the "Withdrawals" section above, with the following exception. If you begin taking AWB withdrawals before you reach the minimum age to qualify for payments under LWB, when you reach the minimum age any withdrawals in excess of your LWB amount will subject your LWB and RBB to a partial withdrawal reduction, even if your withdrawal does not exceed your AWB. This could serve to decrease the amount of your future monthly payments under LWB, and the length of the time period during which you may continue to take payments under AWB.

SHOULD I TAKE WITHDRAWALS UNDER LWB OR AWB? The GMWB for Life rider works best, and is designed, for the Contract Owner who can wait until the minimum age is attained to qualify for LWB payments. If you take your first withdrawal after you have reached the minimum age to qualify for LWB payments, payments under AWB or LWB are equal and the same. However, if you take your first withdrawal before you have reached the minimum age to qualify for LWB payments, the AWB or LWB payments available to you when you reach the minimum age may not be equal.

AWB is designed for the Contract Owner who has undergone a change in circumstances and wants to take withdrawals before reaching the minimum age to qualify for LWB payments.

If you choose to take AWB payments before you qualify for LWB payments, you should consider that the charges for the GMWB for Life rider are designed to support LWB payments for life, and that you may be paying a higher charge without receiving the full benefit.

IF YOU CONTINUE TO MAKE WITHDRAWALS IN EXCESS OF THE LWB ONCE THE MINIMUM AGE TO QUALIFY FOR LWB HAS BEEN REACHED, YOU MAY EVENTUALLY LOSE ANY BENEFIT UNDER LWB.

Whether you choose to access your money using the LWB, AWB, or Guaranteed Principal Option depends on your individual financial circumstances and the performance of your Contract. You should consult with your financial adviser to determine which method is best for you.

TAX-QUALIFIED DISTRIBUTION PROGRAMS. Subject to certain limitations and restrictions, your LWB and AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, but will not affect the LWB or AWB. The following Tax-Qualified Distribution Programs are eligible.

Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     1) distributions relating to this Contract intended to satisfy the required minimum distribution rules under Internal Revenue Code of 1986, as amended, ("Code"), Code Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to a qualified retirement plan (Code Section 401), a tax-sheltered annuity (Code
          Section 403(b)), an individual retirement annuity (Code Section 408(b)), or an eligible deferred compensation plan (Code Section 457(b)), which required minimum distribution is calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate, or as otherwise required to be calculated under the Code and the regulations thereunder;

     2) distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life, or over a period no longer than the remaining life expectancy, of a designated beneficiary relating to this Contract;

     3) distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of such participant and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710, or as subsequently determined under the tax law (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program) relating to this Contract; or

     4) distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526, or as subsequently determined under the tax law (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program) relating to this Contract.

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB for Life rider, however your RBB, LWB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB for Life Anniversary, and you may only make the change during the 30-day period after your GMWB for Life Anniversary. At the time you purchase GMWB for Life, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB for Life Anniversary.

You are advised to take your required distributions prior to purchasing GMWB for Life in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB for Life, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

ANY WITHDRAWALS OUTSIDE THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB for Life (a "GMWB for Life Year"). If during any GMWB for Life Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB for Life rider, however for the remainder of the GMWB for Life Year your RBB, LWB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

DISTRIBUTIONS UNDER THE TAX-QUALIFIED DISTRIBUTION PROGRAM WILL BE DETERMINED AS IF YOUR CONTRACT UNDER WHICH YOUR GMWB FOR LIFE RIDER WAS ISSUED WERE THE ONLY CONTRACT SUBJECT TO THE ABOVE TAX RULES.

TERMINATION. Once you purchase the GMWB for Life rider, you cannot cancel it. However, the rider will automatically terminate when:

     -    you make a full withdrawal of your Contract Value;

     -    you apply all of your Contract Value to an Annuity Option;

     - the Contract Owner dies and a death benefit under your Contract becomes payable, unless the Contract is continued by the beneficiary;

     - the Annuitant dies and the Annuitant is not the person whose life is used to determine guaranteed payments;

     - you transfer ownership of your Contract, or change the spousal beneficiary under the Joint Life Option;

     -    you opt to take the Guaranteed Principal Option; or

     -    you terminate your Contract.

Charges for the rider cease upon termination.

OTHER INFORMATION. You should also consider the following before you purchase the GMWB for Life rider:

     - The charge for the GMWB for Life rider continues for the life of the rider, even if you never need nor exercise the guarantees under the rider.

     - Withdrawals that are greater than your LWB or AWB will erode your guarantee by serving to more rapidly deplete your RBB.

     - The GMWB for Life rider is not transferable; if you transfer ownership of your Contract, or change the spousal beneficiary under the Joint Life Option, the rider terminates automatically.

     - If you only plan to take AWB, or take the Guaranteed Principal Option, you should consider the higher cost of the GMWB for Life rider which is designed to support payments for life under LWB.

     - If you continue to take AWB once eligible for LWB, you may eventually lose any benefit under LWB.

EFFECT ON THE DEATH BENEFIT. The GMWB for Life rider terminates when a death benefit under your Contract becomes payable, except in certain circumstances when the beneficiary may continue the Contract along with the GMWB for Life rider (see "Contract Continuation by Beneficiary" and "Contract Value Reduces to Zero" below).

However, if your Contract provides for a death benefit amount that is the greatest of multiple benefits including the Adjusted Purchase Payment, your Adjusted Purchase Payment will not be calculated as described in the "Death Benefit" section, but instead will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date the rider is added to your Contract.

If the Annuitant dies before the Contract Owner(s), then the GMWB for Life rider will terminate and the beneficiary cannot continue the rider.

Under the Joint Life Option, if the spousal beneficiary predeceases the Contract Owner, the rider continues and no death benefit is paid out; the Contract Owner may then name a new beneficiary for the purposes of the death benefit provisions under the Contract, but not for purposes of the GMWB for Life rider.

Notwithstanding anything in the GMWB for Life rider to the contrary:

     a) In order to comply with section 72(s) of the Code, if the GMWB for Life rider is purchased with respect to a non-qualified annuity contract, any death benefit paid out under the terms of the GMWB for Life rider to a non-spousal Beneficiary upon the death of the owner (or to a payee other than the spouse of the Annuitant on the death of the Annuitant, where the Contract is owned by a non-natural person) (including payments made under the "Contract Continuation by the Beneficiary" provision, "Contract Value Reset to Zero" provision, and any other payments of the AWB and RBB otherwise made after a death) will be paid out in non-increasing annual installments over a period no longer than the remaining single life expectancy of the Beneficiary under the appropriate IRS life expectancy table under Code Section 72 and the regulation thereunder or as otherwise provided under the tax law for non-qualified annuities and under Code Section 72(s). Such payments must begin within 12 months of the date of death in all cases.

     b) Where the Beneficiary or other payee under paragraph (a) is not a natural person, such period may not extend beyond the fifth anniversary of the date of the death.

     c) If the GMWB for Life rider is issued under a Qualified Contract and the death occurs on or after the Required Beginning Date of distributions to the participant under Code Section 401(a)(9), the period for the payments described in paragraph (a) above may not exceed the longer of: (i) the Beneficiary's or other payee's remaining life expectancy or (ii) the deceased Annuitant's remaining life expectancy in the year of his or her death, reduced by one for each calendar year thereafter.

     d) Where under other sections of the GMWB for Life rider, any payment described in this section ("Effect on Death Benefits") is payable over a shorter period of time, required to begin at an earlier date, or would otherwise be paid more rapidly than under this section ("Effect on Death Benefit"), then such payment will be made under the terms of such other provision.

If annual payments must exceed the AWB in order to comply with these requirements, then these payments will not result in a Partial Withdrawal Reduction to the RBB and AWB as described in the RBB and AWB sections of the GMWB for Life rider. Each withdrawal will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

You should consult with your tax advisor prior to purchasing a variable annuity contract and optional rider, such as the GMWB for Life rider.

CONTRACT CONTINUATION BY THE BENEFICIARY. Under the Joint Life Option, if the spousal beneficiary elects to continue the Contract instead of receiving the death benefit, the GMWB for Life rider will also continue for the benefit of the spouse. Upon the death of the spouse, the LWB will terminate. However, if there are any remaining AWB payments, such payments may be continued by a surviving beneficiary instead of receiving a death benefit. In such case payments will be made annually on the next rider anniversary, no further resets will be made of the RBB, and the RBB will be reduced by the amount of each payment. Upon the death of such beneficiary, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

Under the Single Life Option, the LWB terminates when a death benefit becomes payable under the Contract, regardless of whether the Contract is continued by a beneficiary. If a non-spousal beneficiary continues the Contract, even under the Joint Life Option, the LWB terminates. However, if there are any remaining AWB payments, such payments may also be continued by a surviving beneficiary as described in the preceding paragraph.

Payments made under the Continuation by the Beneficiary provision of the GMWB for Life rider will be adjusted to the extent required so that upon the death of the owner (or upon the death of the Annuitant where the owner is not a natural person), the RBB is paid out at regular intervals in non-increasing annual payments over a period no longer than permitted under Code Section 72(s) in the case of a rider made a part of a non-qualified Contract.

For riders issued under a Qualified Contract, the payments under the Continuation by the Beneficiary provision of the GMWB for Life rider must be paid out at regular intervals in non-increasing annual payments made over a period no longer than that permitted under Code Section 401(a)(9) and the regulations thereunder.

Payments to the Beneficiary or to the owner's estate on the death of the owner, or payments to the Beneficiary's estate (or to the successor beneficiary) in the case of the Beneficiary's death must be made beginning within twelve months of such death in each case and will be made at least as rapidly as under the payment method, if any, being used at the time of the death.

CONTRACT VALUE REDUCES TO ZERO. If your Contract Value reduces to zero for reasons other than you making 1) a withdrawal that exceeds your AWB or LWB or 2) a full withdrawal of your Contract Value, and the minimum age has already been reached to be eligible to receive LWB payments, then we will automatically begin paying you annual payments equal to the LWB as long as you (or you or your spouse under the Joint Life Option) are alive unless you elect to receive annual payments equal to the AWB as set forth below. Payments will be made once a year on each rider effective date anniversary starting with the next anniversary. Each payment will reduce the RBB by the amount of the payment. Alternatively, you have the option to elect in writing to instead receive annual payments equal to the current AWB, as of the date your written election is received in good order at our Home Office, until the RBB is depleted. Upon such election, we will begin paying you the AWB starting on the next rider effective date anniversary following the date your written election is received in good order in our Home Office.

If the minimum age to be eligible for LWB payments has not yet been reached, and the RBB is greater than zero, we will automatically begin paying you annual payments equal to the AWB until the RBB is depleted. All other rights under your Contract cease, we will no longer accept subsequent Purchase Payments and no future resets will be allowed. All other optional endorsements are terminated without value.

Upon your death (or your or your spouse's death under the Joint Life Option), your Beneficiary(s) will receive the following:

     1) Under the Single Life Option, the LWB will be set to $0.00 and the beneficiary(s) will receive annual payments equal to the current AWB until the RBB is depleted. No other death benefit or Enhanced Stepped-Up Provision (if any) will be paid if the RBB is already equal to zero upon the owner's death. The death benefit under the Contract is cancelled. Upon the beneficiary's death, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

     2) Under the Joint Life Option, the terms of the rider continue and we will continue to your spouse annual payments equal to either the LWB or AWB according to your election prior to your death and the terms described above. The death benefit under the Contract is cancelled. Upon the spouse's death, the LWB will be set to $0.00 and the spousal beneficiary's estate or Beneficiary, as applicable, will receive annual payments equal to the current AWB until the RBB is depleted. Upon that beneficiary's death, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

     3) Payments made under the "Contract value reduces to Zero" provision of the GMWB for Life rider will be adjusted to the extent required so that upon the death of the owner, the RBB is paid out at regular intervals in non-increasing annual payments over a period no longer than permitted under Code Section 72(s) in the case of a rider made a part of a non-qualified Contract.

     4) For riders issued under a Contract that is issued to an Individual Retirement Account under Code Section 408(a), an Individual Retirement Annuity under Code Section 408(b), a Roth IRA annuity under Code
          Section 408A, a SIMPLE IRA annuity under Code Section 408(p) or any other annuity under an employer's retirement plan that is subject to the required minimum distribution rules under Code Section 401(a)(9), including the after-death distribution rules under Code Section 401(a)(9)(B) ("Qualified Contracts"), The payments under this provision of the GMWB for Life rider will be adjusted as required to be paid out in a non-increasing annual payments over a period no longer than permitted under Code Section 401(a)(9).

Payments to the Beneficiary (or to the owner's estate on the death of the owner), or payments to the successor beneficiary (or to the Beneficiary's estate) in the case of the Beneficiary's death must be made beginning within twelve months of such death in each case and will be made at least as rapidly as under the payment method, if any, being used at the time of the death.

GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB" OR "ACCUMULATION ADVANTAGE")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes all the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE

-------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
-------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000      Not Applicable      $100,000         $100,000      Not Applicable
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $110,000         $100,000         $100,000         $90,000          $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $10,000(2)
-------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT

-------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
-------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
-------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $100,000         $100,000         $100,000         $100,000         $100,000         $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $110,000      Not Applicable      $100,000         $110,000      Not Applicable      $100,000
-------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $120,000         $10,000          $110,000         $120,000         $10,000          $100,000
-------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT

---------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $110,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/110,000] =
WITHDRAWAL           $100,000               $90,000               $10,000               $9,091                $10,000
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
---------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
---------------------------------------------------------------------------------------------------------------------------
VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $100,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $90,000              $100,000           Not Applicable        Not Applicable        Not Applicable
---------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                            10,000/90,000] =
WITHDRAWAL            $80,000               $88,889               $10,000               $11,111               $11,111
---------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B.

We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.

                                      CLASS B SUBACCOUNTS/
                                        UNDERLYING FUNDS
                    --------------------------------------------------------
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Money Market Portfolio -- Class
                               A
                            MFS(R) Total Return Portfolio -- Class B
                          PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
                            Pioneer Bond VCT Portfolio
                            Pioneer Global High Yield VCT Portfolio
                            Pioneer Ibbotson Growth Allocation VCT
                               Portfolio
                            Pioneer Ibbotson Moderate Allocation VCT
                               Portfolio
                            Pioneer Strategic Income VCT Portfolio

GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on each business day that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

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MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected and any living benefit rider is terminated.

You may choose to annuitize at any time thirteen months after the Contract Date. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90(th) birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity

Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. This option may not satisfy the minimum required distribution rules for Qualified Contracts. Consult a tax adviser before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment in full; during the remainder of the right to return period, we will refund the Contract Value (including charges).

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to terminate your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

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The Company sponsors Separate Account Nine and Separate Account Ten. When we refer to the Separate Account, we are referring to Separate Account Nine, except where the Contract was originally issued by MLACC, in which case, we are referring to Separate Account Ten. (See "The Insurance Company" .) Both Separate Account Nine and Separate Account Ten were established on June 18, 1999 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We anticipate merging Separate Account Nine and Separate Account Ten with and into another separate account of the Company (the MetLife of CT Separate Account Eleven for Variable Annuities) during the fourth quarter of 2008 at the earliest, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contract. Similarly, the merger will not have any adverse impact on your Contract Value or any tax consequences for you.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P., GMAB or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB ) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 408 OR 457, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $46,000 or 100% of pay for each participant in 2008.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Recently, the IRS announced new regulations affecting sec.403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under sec.403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under sec.403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that certain benefits or the charges for certain benefits such as guaranteed death benefits (including the Roll-up Death Benefit) and certain living benefits (e.g. Guaranteed Minimum Withdrawal Benefit) could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these earnings and benefits as an intrinsic part of the Contract and not report them as taxable income until distributions are actually made. However, it is possible that this may change if we determine that this is required by the IRS. If so, the charges or benefits could also be subject to a 10% penalty tax if the taxpayer is under 59 1/2. You should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit for Life Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to surrender charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the GMWB exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments or the Lifetime Withdrawal Benefit is paid for life, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where it determines they are not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

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THE INSURANCE COMPANY

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, certain of the Contracts were issued by MetLife Life and Annuity Company of Connecticut, a stock life insurance company chartered in 1973 in Connecticut. These Contracts were funded through Separate Account Ten, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLACC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLACC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including Separate Account Ten and its assets. Pursuant to the merger, therefore, Separate Account Ten became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under the Contract as initially issued by MLACC (formerly known as The Travelers Life and Annuity Company) and outstanding on the date of the merger. The Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a Contract Owner of the Company.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of FINRA, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract Owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc., Walnut Street Securities, Inc., and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2007, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                   APPENDIX A

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

         FOR METLIFE OF CT SEPARATE ACCOUNT NINE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 1.85%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.195          1.273                --
                                                       2006      1.148          1.195           330,864
                                                       2005      1.077          1.148           311,523
                                                       2004      1.032          1.077           184,576
                                                       2003      1.000          1.032                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.335          1.432            62,566
                                                       2006      1.225          1.335            79,282
                                                       2005      1.163          1.225            63,045
                                                       2004      1.043          1.163            50,867
                                                       2003      1.000          1.043                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.314          1.255           634,252
                                                       2006      1.143          1.314           641,662
                                                       2005      1.125          1.143           613,332
                                                       2004      1.033          1.125           283,469
                                                       2003      1.000          1.033                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      1.391          1.519           784,221
                                                       2006      1.303          1.391           850,852
                                                       2005      1.267          1.303           828,548
                                                       2004      1.158          1.267           703,458
                                                       2003      0.859          1.158           247,570
                                                       2002      1.228          0.859            73,361
                                                       2001      1.000          1.228                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.766          2.001         1,716,560
                                                       2006      1.481          1.766         1,728,859
                                                       2005      1.369          1.481         1,323,471
                                                       2004      1.177          1.369           672,403
                                                       2003      0.907          1.177           254,384
                                                       2002      1.134          0.907           136,180
                                                       2001      1.000          1.134                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.353          1.301           420,759

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.467          1.469         5,375,175

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.606          1.536         2,599,416

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (5/05)........  2007      1.235          1.293                --
                                                       2006      1.067          1.235             1,635
                                                       2005      1.000          1.067               587

  LMPVPI Total Return Subaccount (Class II) (11/03)..  2007      1.232          1.266                --
                                                       2006      1.118          1.232           125,665
                                                       2005      1.106          1.118            95,435
                                                       2004      1.038          1.106            21,743
                                                       2003      1.000          1.038                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (11/03)............................................  2007      1.320          1.365                --
                                                       2006      1.215          1.320           441,678
                                                       2005      1.128          1.215           373,581
                                                       2004      1.057          1.128           232,001
                                                       2003      1.000          1.057                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.257          1.310           332,367

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.967          2.062           127,541

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.006          1.129           631,385
                                                       2006      1.000          1.006           678,929

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.016          1.047           722,160
                                                       2006      0.995          1.016           684,798

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.978            28,248

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.050          1.096           880,050
                                                       2006      0.996          1.050           901,519

Money Market Portfolio
  Money Market Subaccount (3/02).....................  2006      0.987          0.995                --
                                                       2005      0.977          0.987           697,307
                                                       2004      0.986          0.977           810,036
                                                       2003      0.996          0.986           146,533
                                                       2002      1.000          0.996           503,034

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.134          1.184                --
                                                       2005      1.101          1.134           483,869
                                                       2004      1.052          1.101           345,115
                                                       2003      1.000          1.052                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.412          1.536                --
                                                       2005      1.261          1.412           514,105
                                                       2004      1.080          1.261           255,642
                                                       2003      1.000          1.080                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.026          1.062                --
                                                       2006      1.013          1.026           617,000
                                                       2005      1.014          1.013           482,425
                                                       2004      1.002          1.014           339,787
                                                       2003      1.000          1.002                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (3/04).............................................  2006      0.993          1.114                --
                                                       2005      0.999          0.993               462
                                                       2004      1.000          0.999                --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.080          1.146                --
                                                       2005      1.061          1.080           218,844
                                                       2004      1.033          1.061           126,383
                                                       2003      1.000          1.033                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.056          1.091           635,174

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.264          1.320           238,645
                                                       2006      1.099          1.264           217,890
                                                       2005      1.000          1.099            95,526

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.356          3.294            59,878
                                                       2006      1.771          2.356            57,847
                                                       2005      1.311          1.771            32,531
                                                       2004      1.125          1.311             5,170
                                                       2003      1.000          1.125                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.505          1.485           530,762
                                                       2006      1.255          1.505           463,220
                                                       2005      1.212          1.255           456,853
                                                       2004      1.064          1.212           213,388
                                                       2003      1.000          1.064                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (8/05).........................................  2007      1.170          1.285                --
                                                       2006      0.999          1.170            23,906
                                                       2005      1.000          0.999             1,630

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.344          1.703                --
                                                       2005      1.270          1.344            20,166
                                                       2004      1.094          1.270             7,246
                                                       2003      1.000          1.094                --

  Pioneer Fund VCT Subaccount (Class II) (11/03).....  2007      1.362          1.401           158,214
                                                       2006      1.193          1.362           101,861
                                                       2005      1.147          1.193            35,851
                                                       2004      1.053          1.147            34,036
                                                       2003      1.000          1.053                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (4/05).............................................  2007      1.149          1.152           225,647
                                                       2006      1.045          1.149           251,359
                                                       2005      1.000          1.045           233,120

  Pioneer High Yield VCT Subaccount (Class II)
  (11/03)............................................  2007      1.150          1.192           661,543
                                                       2006      1.082          1.150           706,552
                                                       2005      1.084          1.082           674,991
                                                       2004      1.025          1.084           431,399
                                                       2003      1.000          1.025                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.220          1.260           191,711
                                                       2006      1.086          1.220           177,282
                                                       2005      1.000          1.086            16,812

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (5/05)..................................  2007      1.184          1.229           226,201
                                                       2006      1.070          1.184            22,987
                                                       2005      1.000          1.070                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (7/05)..................................  2007      1.139          1.182           825,713
                                                       2006      1.049          1.139           371,092
                                                       2005      1.003          1.049                --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.166          1.229            25,738
                                                       2006      1.089          1.166            43,990
                                                       2005      1.075          1.089            26,122
                                                       2004      1.030          1.075            26,797
                                                       2003      1.000          1.030                --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.729          1.922           196,901
                                                       2006      1.437          1.729           204,235
                                                       2005      1.270          1.437           148,345
                                                       2004      1.093          1.270           121,874
                                                       2003      1.000          1.093                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.464          1.514           582,980
                                                       2006      1.328          1.464           555,176
                                                       2005      1.257          1.328           440,871
                                                       2004      1.051          1.257           203,225
                                                       2003      1.000          1.051                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (3/04)..................................  2007      1.171          1.243           183,932
                                                       2006      1.161          1.171           197,033
                                                       2005      1.093          1.161           164,716
                                                       2004      1.000          1.093            10,877

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      2.097          1.665           103,777
                                                       2006      1.565          2.097           129,321
                                                       2005      1.388          1.565            98,701
                                                       2004      1.044          1.388            50,021
                                                       2003      1.000          1.044                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (3/04)..................................  2007      1.164          1.373                --
                                                       2006      1.100          1.164            61,428
                                                       2005      1.071          1.100            17,942
                                                       2004      1.000          1.071            11,558

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.528          1.392           125,214
                                                       2006      1.363          1.528           110,482
                                                       2005      1.250          1.363           134,394
                                                       2004      1.062          1.250             8,762
                                                       2003      1.000          1.062                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.152          1.222                --
                                                       2005      1.154          1.152            14,718
                                                       2004      1.038          1.154             5,951
                                                       2003      1.000          1.038                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.159          1.208           662,835
                                                       2006      1.112          1.159           803,517
                                                       2005      1.105          1.112           678,216
                                                       2004      1.024          1.105           177,857
                                                       2003      1.000          1.024                --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.347          1.346                --
                                                       2006      1.193          1.347           111,519
                                                       2005      1.161          1.193           111,712
                                                       2004      1.062          1.161            92,827
                                                       2003      1.000          1.062                --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 3.05%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      0.984          1.044             --
                                                       2006      1.000          0.984             --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.034          1.096             --
                                                       2006      1.000          1.034             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.105          1.043             --
                                                       2006      1.000          1.105             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (2/00)........................  2007      0.992          1.070             --
                                                       2006      1.000          0.992             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (2/00)...................................  2007      1.132          1.267             --
                                                       2006      1.000          1.132             --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.044          0.995             --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.082          1.076             --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.132          1.073             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (5/05)........  2007      1.100          1.148             --
                                                       2006      1.000          1.100             --

  LMPVPI Total Return Subaccount (Class II) (11/03)..  2007      1.066          1.091             --
                                                       2006      1.000          1.066             --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (11/03)............................................  2007      1.023          1.053             --
                                                       2006      1.000          1.023             --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.031          1.065             --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.261          1.311             --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      0.998          1.106             --
                                                       2006      1.000          0.998             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.016          1.035             --
                                                       2006      1.003          1.016             --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.970             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.041          1.074             --
                                                       2006      0.996          1.041             --

Money Market Portfolio
  Money Market Subaccount (3/02).....................  2006      1.000          1.003             --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.004             --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.033             --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.003          1.028             --
                                                       2006      1.000          1.003             --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (3/04).............................................  2006      1.000          1.082             --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          1.029             --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.062          1.089             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2007      1.098          1.133             --
                                                       2006      1.000          1.098             --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      1.179          1.628             --
                                                       2006      1.000          1.179             --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.148          1.120             --
                                                       2006      1.000          1.148             --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (8/05).........................................  2007      1.105          1.200             --
                                                       2006      1.000          1.105             --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.000          1.188             --

  Pioneer Fund VCT Subaccount (Class II) (11/03).....  2007      1.098          1.116             --
                                                       2006      1.000          1.098             --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (4/05).............................................  2007      1.072          1.062             --
                                                       2006      1.000          1.072             --

  Pioneer High Yield VCT Subaccount (Class II)
  (11/03)............................................  2007      1.042          1.067             --
                                                       2006      1.000          1.042             --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2007      1.068          1.090             --
                                                       2006      1.000          1.068             --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (5/05)..................................  2007      1.058          1.085             --
                                                       2006      1.000          1.058             --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (7/05)..................................  2007      1.047          1.073             --
                                                       2006      1.000          1.047             --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.052          1.096             --
                                                       2006      1.000          1.052             --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.120          1.230             --
                                                       2006      1.000          1.120             --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.062          1.085             --
                                                       2006      1.000          1.062             --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (3/04)..................................  2007      0.981          1.028             --
                                                       2006      1.000          0.981             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      1.243          0.975             --
                                                       2006      1.000          1.243             --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (3/04)..................................  2007      1.002          1.170             --
                                                       2006      1.000          1.002             --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.034          0.930             --
                                                       2006      1.000          1.034             --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          0.985             --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.027          1.057             --
                                                       2006      1.000          1.027             --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.079          1.066             --
                                                       2006      1.000          1.079             --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Capital Appreciation Fund was replaced by Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Value VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Fund VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer America Income VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Bond VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Equity Opportunity VCT Portfolio liquidated its assets and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Small and Mid Cap Growth VCT Portfolio liquidated its assets and is no longer available as a funding option.

                                   APPENDIX B

--------------------------------------------------------------------------------

                         CONDENSED FINANCIAL INFORMATION

          FOR METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 1.85%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.195          1.273                --
                                                       2006      1.148          1.195            78,792
                                                       2005      1.077          1.148            77,021
                                                       2004      1.032          1.077            47,287
                                                       2003      1.000          1.032                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.335          1.432            20,291
                                                       2006      1.225          1.335            19,687
                                                       2005      1.163          1.225            21,026
                                                       2004      1.043          1.163            15,653
                                                       2003      1.000          1.043                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.314          1.255            75,123
                                                       2006      1.143          1.314            94,322
                                                       2005      1.125          1.143           100,659
                                                       2004      1.033          1.125            46,550
                                                       2003      1.000          1.033                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.391          1.519           471,936
                                                       2006      1.303          1.391           506,857
                                                       2005      1.267          1.303           683,312
                                                       2004      1.158          1.267           909,411
                                                       2003      0.859          1.158           907,594
                                                       2002      1.228          0.859           479,572
                                                       2001      1.000          1.228            19,240

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.766          2.001         1,389,027
                                                       2006      1.481          1.766         1,658,197
                                                       2005      1.369          1.481         2,258,919
                                                       2004      1.177          1.369         1,963,706
                                                       2003      0.907          1.177         1,293,188
                                                       2002      1.134          0.907           589,742
                                                       2001      1.000          1.134            29,133

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.353          1.301            35,501

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.467          1.469         3,370,485

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.606          1.536         3,736,032

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.235          1.293                --
                                                       2006      1.067          1.235                --
                                                       2005      1.026          1.067                --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.232          1.266                --
                                                       2006      1.118          1.232            99,926
                                                       2005      1.106          1.118            53,918
                                                       2004      1.038          1.106            47,717
                                                       2003      1.000          1.038                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.320          1.365                --
                                                       2006      1.215          1.320            42,355
                                                       2005      1.128          1.215            58,534
                                                       2004      1.057          1.128            36,753
                                                       2003      1.000          1.057                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.257          1.310            66,570

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.967          2.062           434,422

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.006          1.129            19,457
                                                       2006      1.000          1.006            14,279

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.016          1.047           198,257
                                                       2006      0.995          1.016           129,414

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.978                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.050          1.096           103,143
                                                       2006      0.996          1.050           103,508

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.987          0.995                --
                                                       2005      0.977          0.987           150,830
                                                       2004      0.986          0.977           673,304
                                                       2003      0.996          0.986           855,860
                                                       2002      0.999          0.996           802,446

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.134          1.184                --
                                                       2005      1.101          1.134             6,481
                                                       2004      1.052          1.101               257
                                                       2003      1.000          1.052                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.412          1.536                --
                                                       2005      1.261          1.412            66,606
                                                       2004      1.080          1.261            34,230
                                                       2003      1.000          1.080                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.026          1.062                --
                                                       2006      1.013          1.026            99,446
                                                       2005      1.014          1.013            98,883
                                                       2004      1.002          1.014           104,018
                                                       2003      1.000          1.002                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.993          1.114                --
                                                       2005      0.999          0.993                --
                                                       2004      1.000          0.999                --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.080          1.146                --
                                                       2005      1.061          1.080            26,998
                                                       2004      1.033          1.061             9,421
                                                       2003      1.000          1.033                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091            70,345

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.264          1.320            14,728
                                                       2006      1.099          1.264            10,023
                                                       2005      0.990          1.099                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.356          3.294            16,469
                                                       2006      1.771          2.356            11,081
                                                       2005      1.311          1.771             2,693
                                                       2004      1.125          1.311             2,258
                                                       2003      1.000          1.125                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.505          1.485           125,344
                                                       2006      1.255          1.505           110,198
                                                       2005      1.212          1.255           112,338
                                                       2004      1.064          1.212            46,366
                                                       2003      1.000          1.064                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.170          1.285                --
                                                       2006      0.999          1.170                --
                                                       2005      1.000          0.999                --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.344          1.703                --
                                                       2005      1.270          1.344            14,289
                                                       2004      1.094          1.270            14,289
                                                       2003      1.000          1.094                --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.362          1.401            72,486
                                                       2006      1.193          1.362            56,789
                                                       2005      1.147          1.193            67,099
                                                       2004      1.053          1.147            60,415
                                                       2003      1.000          1.053                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.149          1.152           151,438
                                                       2006      1.045          1.149            16,128
                                                       2005      1.011          1.045             4,870

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.150          1.192           192,755
                                                       2006      1.082          1.150           342,433
                                                       2005      1.084          1.082           360,478
                                                       2004      1.025          1.084           234,397
                                                       2003      1.000          1.025                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.220          1.260            94,245
                                                       2006      1.086          1.220            94,245
                                                       2005      1.057          1.086                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.184          1.229           487,260
                                                       2006      1.070          1.184           138,318
                                                       2005      1.036          1.070                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.139          1.182           494,256
                                                       2006      1.049          1.139           397,472
                                                       2005      1.000          1.049            50,495

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.166          1.229            21,797
                                                       2006      1.089          1.166            19,657
                                                       2005      1.075          1.089                --
                                                       2004      1.030          1.075                --
                                                       2003      1.000          1.030                --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.729          1.922            23,833
                                                       2006      1.437          1.729            22,128
                                                       2005      1.270          1.437                --
                                                       2004      1.093          1.270                --
                                                       2003      1.000          1.093                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.464          1.514            56,969
                                                       2006      1.328          1.464            33,791
                                                       2005      1.257          1.328            46,642
                                                       2004      1.051          1.257            10,917
                                                       2003      1.000          1.051                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.171          1.243           109,830
                                                       2006      1.161          1.171           117,220
                                                       2005      1.093          1.161           115,364
                                                       2004      1.039          1.093            17,469

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      2.097          1.665            56,723
                                                       2006      1.565          2.097            62,651
                                                       2005      1.388          1.565            61,693
                                                       2004      1.044          1.388            26,252
                                                       2003      1.000          1.044                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.164          1.373                --
                                                       2006      1.100          1.164            41,056
                                                       2005      1.071          1.100            40,971
                                                       2004      1.041          1.071                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.528          1.392            47,187
                                                       2006      1.363          1.528            45,065
                                                       2005      1.250          1.363            30,867
                                                       2004      1.062          1.250             4,495
                                                       2003      1.000          1.062                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.152          1.222                --
                                                       2005      1.154          1.152            24,585
                                                       2004      1.038          1.154             8,427
                                                       2003      1.000          1.038                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.159          1.208           195,372
                                                       2006      1.112          1.159           219,076
                                                       2005      1.105          1.112           210,034
                                                       2004      1.024          1.105           122,491
                                                       2003      1.000          1.024                --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.347          1.346                --
                                                       2006      1.193          1.347            15,485
                                                       2005      1.161          1.193            15,707
                                                       2004      1.062          1.161            19,453
                                                       2003      1.000          1.062                --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 3.05%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      0.984          1.044             --
                                                       2006      1.000          0.984             --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.034          1.096             --
                                                       2006      1.000          1.034             --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.105          1.043             --
                                                       2006      1.000          1.105             --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.992          1.070             --
                                                       2006      1.000          0.992             --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.132          1.267             --
                                                       2006      1.000          1.132             --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.044          0.995             --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.082          1.076             --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.132          1.073             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.100          1.148             --
                                                       2006      1.000          1.100             --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.066          1.091             --
                                                       2006      1.000          1.066             --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.023          1.053             --
                                                       2006      1.000          1.023             --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.031          1.065             --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.261          1.311             --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      0.998          1.106             --
                                                       2006      1.000          0.998             --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.016          1.035             --
                                                       2006      1.003          1.016             --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.970             --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.041          1.074             --
                                                       2006      0.996          1.041             --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      1.000          1.003             --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.004             --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.033             --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.003          1.028             --
                                                       2006      1.000          1.003             --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      1.000          1.082             --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          1.029             --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.089             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.098          1.133             --
                                                       2006      1.000          1.098             --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      1.179          1.628             --
                                                       2006      1.000          1.179             --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.148          1.120             --
                                                       2006      1.000          1.148             --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.105          1.200             --
                                                       2006      1.000          1.105             --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.000          1.188             --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.098          1.116             --
                                                       2006      1.000          1.098             --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.072          1.062             --
                                                       2006      1.000          1.072             --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.042          1.067             --
                                                       2006      1.000          1.042             --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.068          1.090             --
                                                       2006      1.000          1.068             --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.058          1.085             --
                                                       2006      1.000          1.058             --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.047          1.073             --
                                                       2006      1.000          1.047             --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.052          1.096             --
                                                       2006      1.000          1.052             --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.120          1.230             --
                                                       2006      1.000          1.120             --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.062          1.085             --
                                                       2006      1.000          1.062             --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      0.981          1.028             --
                                                       2006      1.000          0.981             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      1.243          0.975             --
                                                       2006      1.000          1.243             --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.002          1.170             --
                                                       2006      1.000          1.002             --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.034          0.930             --
                                                       2006      1.000          1.034             --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          0.985             --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.027          1.057             --
                                                       2006      1.000          1.027             --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.079          1.066             --
                                                       2006      1.000          1.079             --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Capital Appreciation Fund was replaced by Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Value VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Fund VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer America Income VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Bond VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Equity Opportunity VCT Portfolio liquidated its assets and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Small and Mid Cap Growth VCT Portfolio liquidated its assets and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution, liquidation or other change. The chart below identifies the former name and new name of each of these Underlying Funds, and the former name and new name of the trust of which the Underlying Fund is a part.

UNDERLYING FUND NAME CHANGE

                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Growth Shares VCT Portfolio            Pioneer Independence VCT Portfolio


UNDERLYING FUND MERGERS/REORGANIZATIONS

The following former Underlying Funds were merged with or reorganized into the new Underlying Funds and /or were reorganized into a new trust.

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer America Income VCT Portfolio         Pioneer Bond VCT Portfolio
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Value VCT Portfolio                  Pioneer Fund VCT Portfolio


UNDERLYING FUND SUBSTITUTION

The following new Underlying Fund was substituted for the former Underlying
Fund.

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------
AIM VARIABLE INSURANCE FUNDS                   MET INVESTORS SERIES TRUST
  AIM V.I. Mid Cap Core Equity Portfolio       Lazard Mid Cap Portfolio


UNDERLYING FUND LIQUIDATIONS

The following Underlying Funds were liquidated and are no longer available in your contract.

PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Equity Opportunity Portfolio
PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Small and Mid Cap Portfolio

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX D

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                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                      THIS PAGE INTENTIONALLY LEFT  BLANK.

                                   APPENDIX E

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            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT

(AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

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               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 28, 2008 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut, P.O. Box 10366, Des Moines, IA 50306-0366. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-04-08-81-82-83. For the Statement of Additional Information for the contracts issued by the former MetLife Life and Annuity Company of Connecticut please request MLAC-Book-04-08-81-82-83.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-04-08-81-82-83

[ ] MLAC-Book-04-08-81-82-83

                                    VINTAGE 3
                              PORTFOLIO ARCHITECT 3

                              PORTFOLIO ARCHITECT L

                                    VINTAGE L

                             PIONEER ANNUISTAR FLEX

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED

                                OCTOBER 13, 2008

                                       FOR

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT


This Statement of Additional Information ("SAI") contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contracts") offered by MetLife Insurance Company of Connecticut (the "Company", "we" or "our").

This SAI is not a prospectus but relates to, and should be read in conjunction with the Prospectus dated April 28, 2008. A copy of the Individual Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, P.O. Box 103666, Des Moines, IA 50306-0366 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS


                                                                                 PAGE
                                                                                 ----

THE INSURANCE COMPANY..........................................................     2

PRINCIPAL UNDERWRITER..........................................................     2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT..............................     2

VALUATION OF ASSETS............................................................     4

FEDERAL TAX CONSIDERATIONS.....................................................     5

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................................     8

CONDENSED FINANCIAL INFORMATION--Vintage 3.....................................     9

CONDENSED FINANCIAL INFORMATION--Portfolio Architect 3.........................    83

CONDENSED FINANCIAL INFORMATION--Portfolio Architect L.........................   158

CONDENSED FINANCIAL INFORMATION--Vintage L.....................................   321

CONDENSED FINANCIAL INFORMATION--Pioneer AnnuiStar Flex........................   453

FINANCIAL STATEMENTS...........................................................     1

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. Prior to May 1, 2006, the Company was known as The Travelers Insurance Company. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, all Contracts were issued by MetLife Life and Annuity Company of Connecticut ("MLACC"), a stock life insurance company chartered in 1973 in Connecticut. Prior to May 1, 2006, MLACC was known as The Travelers Life and Annuity Company. On December 7, 2007, MLACC, an indirect wholly-owned subsidiary of MetLife, Inc. and a direct wholly-owned subsidiary of the Company, merged with and into the Company. Upon consummation of the merger, MLACC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLACC, including its separate accounts and their assets. As a result of the merger, the Company also has become responsible for all of MLACC's liabilities and obligations, including those created under Contracts initially issued by MLACC and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of the Company, and each Owner thereof has become a contract owner of the Company.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. Effective October 13, 2008, the Company combined MetLife of CT Separate Account Ten for Variable Annuities (the "Former Separate Account") with and into MetLife of CT Separate Account Eleven for Variable Annuities (the "Separate Account"). The Separate Account meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it.
Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS

                                    UNDERWRITING COMMISSIONS PAID        AMOUNT OF UNDERWRITING
                                      TO THE DISTRIBUTOR BY THE        COMMISSIONS RETAINED BY THE
              YEAR                           COMPANY(+)                        DISTRIBUTOR
--------------------------------  --------------------------------  --------------------------------
2007............................            $128,229,602                           $0

2006............................            $ 62,664,480                           $0

2005............................            $ 90,942,874                           $0


(+)MLACC merged with and into the Company on December 7, 2007. Underwriting commissions paid before that date were paid by MLACC.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2007 ranged from $86,518 to $5,658,714. The amount of commissions paid to selected broker-dealer firms during 2007 ranged from $91,352 to $10,077,903. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2007 ranged from $433,549 to $10,536,736.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2007 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:
Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

           Effective Yield = ((Base Return + 1) to the power of (365 / 7)) -- 1

Where:

Base Return = (AUV Change -- Contract Charge Adjustment) / Prior AUV.

AUV Change = Current AUV -- Prior AUV.

Contract Charge Adjustment = Average AUV * Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Contract Fee * (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1(st) of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any contribution limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $46,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit is $10,500 in 2008 (which may be indexed for inflation for future years). (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan for 2008 is $46,000. The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") is $15,500 in 2008. The annual limit may be indexed for inflation in future years. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($15,500 in 2008).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Subaccounts of the Separate Account and consolidated financial statements and the related financial statement schedules of MetLife Insurance Company of Connecticut and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and financial statement schedules and includes an explanatory paragraph referring to changes in MetLife Insurance Company of Connecticut and subsidiaries' method of accounting for deferred acquisition costs as required by accounting guidance adopted on January 1, 2007, and the restatement of the 2007 consolidated financial statements) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                  CONDENSED FINANCIAL INFORMATION -- VINTAGE 3

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                   VINTAGE 3 -- SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.077          1.151                --
                                                       2006      1.000          1.077            59,545

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.025          1.075                --
                                                       2005      0.991          1.025           205,665
                                                       2004      0.956          0.991           326,881
                                                       2003      0.780          0.956           329,058
                                                       2002      1.142          0.780           360,945
                                                       2001      1.000          1.142            71,942

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.135          1.184                --
                                                       2005      1.107          1.135           191,901
                                                       2004      1.016          1.107           193,936
                                                       2003      0.785          1.016           182,023
                                                       2002      1.000          0.785           102,137

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.156          1.126                --
                                                       2005      1.028          1.156           345,897
                                                       2004      0.968          1.028           372,515
                                                       2003      0.801          0.968           394,719
                                                       2002      1.182          0.801           422,138
                                                       2001      1.000          1.182           170,836

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.929          2.171           582,844
                                                       2006      1.635          1.929           819,719
                                                       2005      1.463          1.635           935,404
                                                       2004      1.316          1.463         1,024,798
                                                       2003      0.993          1.316         1,046,278
                                                       2002      1.187          0.993         1,010,551
                                                       2001      1.000          1.187           198,467

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.663          1.830         1,865,686
                                                       2006      1.540          1.663         2,696,326
                                                       2005      1.353          1.540         3,020,263
                                                       2004      1.227          1.353         3,308,359
                                                       2003      0.916          1.227         2,615,035
                                                       2002      1.237          0.916         1,878,262
                                                       2001      1.000          1.237           983,277

  American Funds Growth-Income Subaccount (Class 2)
  (10/01)............................................  2007      1.501          1.544         2,446,252
                                                       2006      1.330          1.501         3,256,196
                                                       2005      1.282          1.330         4,072,523
                                                       2004      1.186          1.282         4,515,478
                                                       2003      0.914          1.186         4,287,113
                                                       2002      1.143          0.914         3,413,144
                                                       2001      1.000          1.143           514,638

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.287          1.272                --
                                                       2005      1.111          1.287            48,830
                                                       2004      0.949          1.111            48,121
                                                       2003      0.775          0.949            47,448
                                                       2002      0.876          0.775            13,963

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.690          2.196                --
                                                       2005      1.609          1.690           247,390
                                                       2004      1.250          1.609           316,497
                                                       2003      0.952          1.250           324,500
                                                       2002      1.046          0.952           254,096

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            50,359
                                                       2004      1.074          1.201            44,617
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294            14,965
                                                       2004      1.067          1.199            14,965
                                                       2003      1.000          1.067                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (10/01)............................................  2007      1.765          2.032           239,838
                                                       2006      1.614          1.765           305,489
                                                       2005      1.410          1.614           325,328
                                                       2004      1.248          1.410           357,392
                                                       2003      0.992          1.248           287,237
                                                       2002      1.118          0.992           223,681
                                                       2001      1.000          1.118            74,817

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.796          2.030           301,233
                                                       2006      1.631          1.796           391,565
                                                       2005      1.411          1.631           355,930
                                                       2004      1.155          1.411           314,692
                                                       2003      0.853          1.155           255,006
                                                       2002      1.000          0.853           148,547

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.194          1.214            64,026
                                                       2006      1.031          1.194            50,080
                                                       2005      0.984          1.031                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (10/01).......................  2007      1.376          1.500           155,240
                                                       2006      1.292          1.376           174,864
                                                       2005      1.259          1.292           125,936
                                                       2004      1.153          1.259           171,589
                                                       2003      0.857          1.153           155,747
                                                       2002      1.227          0.857           175,953
                                                       2001      1.000          1.227             1,300

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.233          1.430                --
                                                       2005      1.138          1.233           492,496
                                                       2004      1.031          1.138           486,766
                                                       2003      0.841          1.031           406,480
                                                       2002      1.000          0.841           111,997

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.760          3.482            68,164
                                                       2006      2.199          2.760            82,643
                                                       2005      1.761          2.199            41,387
                                                       2004      1.442          1.761            34,887
                                                       2003      1.000          1.442            22,887

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/01)..................................  2007      1.747          1.976           628,651
                                                       2006      1.469          1.747           742,987
                                                       2005      1.361          1.469           810,097
                                                       2004      1.172          1.361           886,919
                                                       2003      0.904          1.172           503,783
                                                       2002      1.134          0.904           319,815
                                                       2001      1.000          1.134            47,591

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.237          1.477                --
                                                       2005      1.160          1.237           139,787
                                                       2004      1.020          1.160            70,887
                                                       2003      0.788          1.020            27,006
                                                       2002      0.830          0.788            17,719

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (11/01)....................................  2007      1.548          1.846             4,726
                                                       2006      1.394          1.548             1,658
                                                       2005      1.270          1.394             1,665
                                                       2004      1.076          1.270            40,908
                                                       2003      0.815          1.076            41,944
                                                       2002      1.158          0.815            38,099
                                                       2001      1.000          1.158            28,104

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.525          1.705                --
                                                       2005      1.497          1.525            16,382
                                                       2004      1.330          1.497             6,366
                                                       2003      1.000          1.330             4,618

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (12/01)............................................  2007      1.247          1.326                --
                                                       2006      1.186          1.247            91,056
                                                       2005      1.139          1.186           104,096
                                                       2004      1.130          1.139           110,268
                                                       2003      0.859          1.130            94,650
                                                       2002      1.197          0.859            85,309
                                                       2001      1.000          1.197               917

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (10/01)............................................  2007      1.324          1.317         1,456,630
                                                       2006      1.242          1.324         1,887,735
                                                       2005      1.136          1.242         2,286,488
                                                       2004      1.054          1.136         2,791,114
                                                       2003      0.800          1.054         2,170,608
                                                       2002      1.212          0.800         2,025,793
                                                       2001      1.000          1.212           522,726

  LMPVET Appreciation Subaccount (Class I) (11/01)...  2007      1.372          1.458           836,599
                                                       2006      1.220          1.372         1,144,167
                                                       2005      1.194          1.220         1,309,180
                                                       2004      1.120          1.194         1,589,270
                                                       2003      0.918          1.120         1,269,264
                                                       2002      1.136          0.918           996,324
                                                       2001      1.000          1.136           237,326

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.622          1.618           127,188

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.409          1.454           980,180
                                                       2006      1.301          1.409         1,090,736
                                                       2005      1.274          1.301         1,334,895
                                                       2004      1.238          1.274         1,507,174
                                                       2003      1.037          1.238         1,222,514
                                                       2002      1.000          1.037           220,092

  LMPVET Capital Subaccount (10/02)..................  2007      1.637          1.633           698,864
                                                       2006      1.470          1.637           880,300
                                                       2005      1.426          1.470         1,339,162
                                                       2004      1.365          1.426         1,369,104
                                                       2003      1.060          1.365         1,487,421
                                                       2002      1.000          1.060           156,519

  LMPVET Dividend Strategy Subaccount (10/01)........  2007      1.132          1.180            20,957
                                                       2006      0.979          1.132            40,671
                                                       2005      1.001          0.979            40,671
                                                       2004      0.989          1.001           109,047
                                                       2003      0.817          0.989           111,489
                                                       2002      1.127          0.817            40,123
                                                       2001      1.000          1.127                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.351          1.388           210,413
                                                       2006      1.198          1.351           214,203
                                                       2005      1.173          1.198           401,863
                                                       2004      1.086          1.173           474,749
                                                       2003      0.867          1.086           389,159
                                                       2002      1.141          0.867           162,856
                                                       2001      1.000          1.141                --

  LMPVET Fundamental Value Subaccount (Class I)
  (10/01)............................................  2007      1.529          1.517           981,774
                                                       2006      1.336          1.529           848,514
                                                       2005      1.301          1.336         1,288,808
                                                       2004      1.227          1.301         1,688,943
                                                       2003      0.904          1.227         1,862,138
                                                       2002      1.172          0.904         1,831,590
                                                       2001      1.000          1.172           423,086

  LMPVET Global Equity Subaccount (10/02)............  2007      1.759          1.808            88,574
                                                       2006      1.559          1.759           284,039
                                                       2005      1.493          1.559           290,312
                                                       2004      1.382          1.493           313,379
                                                       2003      1.073          1.382           269,336
                                                       2002      1.000          1.073           155,053

  LMPVET International All Cap Opportunity Subaccount
  (11/01)............................................  2007      1.655          1.724                --
                                                       2006      1.342          1.655             7,360
                                                       2005      1.226          1.342             3,856
                                                       2004      1.062          1.226             3,856
                                                       2003      0.850          1.062            12,092
                                                       2002      1.168          0.850             6,583
                                                       2001      1.000          1.168             1,076

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.448          1.474           538,429
                                                       2006      1.250          1.448           410,082
                                                       2005      1.197          1.250           503,864
                                                       2004      1.107          1.197           545,432
                                                       2003      0.854          1.107           636,125
                                                       2002      1.133          0.854           526,307
                                                       2001      1.000          1.133            14,994

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/01)............................................  2007      1.307          1.348           479,695
                                                       2006      1.275          1.307           493,630
                                                       2005      1.237          1.275           604,781
                                                       2004      1.258          1.237           714,870
                                                       2003      0.870          1.258           566,137
                                                       2002      1.181          0.870           518,804
                                                       2001      1.000          1.181            61,317

  LMPVET Mid Cap Core Subaccount (Class I) (10/01)...  2007      1.603          1.682           207,683
                                                       2006      1.425          1.603           295,700
                                                       2005      1.343          1.425           388,860
                                                       2004      1.241          1.343           503,915
                                                       2003      0.976          1.241           546,831
                                                       2002      1.232          0.976           485,483
                                                       2001      1.000          1.232            97,391

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.575          1.598                --
                                                       2006      1.432          1.575           144,381
                                                       2005      1.411          1.432           155,585
                                                       2004      1.349          1.411           102,417
                                                       2003      1.068          1.349            54,230
                                                       2002      1.000          1.068            13,418

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.499          1.616           151,441
                                                       2006      1.357          1.499           167,807
                                                       2005      1.320          1.357           187,911
                                                       2004      1.171          1.320           249,354
                                                       2003      0.802          1.171           295,575
                                                       2002      1.255          0.802           244,170
                                                       2001      1.000          1.255            22,533

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          1.004               699
                                                       2006      0.991          1.011             8,782
                                                       2005      0.989          0.991             8,759
                                                       2004      0.997          0.989            19,753
                                                       2003      1.000          0.997               579

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Diversified Srategic Income Subaccount
  (10/01)............................................  2007      1.234          1.232           145,098
                                                       2006      1.195          1.234           284,342
                                                       2005      1.189          1.195           595,922
                                                       2004      1.137          1.189           677,014
                                                       2003      1.039          1.137           641,867
                                                       2002      1.011          1.039           308,520
                                                       2001      1.000          1.011            32,007

  LMPVIT High Income Subaccount (10/01)..............  2007      1.452          1.427           299,869
                                                       2006      1.336          1.452           441,922
                                                       2005      1.329          1.336           505,818
                                                       2004      1.228          1.329           808,876
                                                       2003      0.983          1.228           750,091
                                                       2002      1.037          0.983           446,090
                                                       2001      1.000          1.037            29,916

  LMPVIT Money Market Subaccount (10/01).............  2007      0.998          1.026           540,699
                                                       2006      0.974          0.998           116,244
                                                       2005      0.967          0.974           204,477
                                                       2004      0.978          0.967           499,541
                                                       2003      0.992          0.978         1,139,300
                                                       2002      1.000          0.992         1,669,540
                                                       2001      1.000          1.000           207,523

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (11/01)..................................  2007      1.584          1.688                --
                                                       2006      1.432          1.584            35,797
                                                       2005      1.394          1.432            45,408
                                                       2004      1.231          1.394            78,805
                                                       2003      0.885          1.231            78,918
                                                       2002      1.215          0.885            77,835
                                                       2001      1.000          1.215                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.411          1.478                --
                                                       2006      1.219          1.411           532,481
                                                       2005      1.196          1.219           679,420
                                                       2004      1.127          1.196           840,635
                                                       2003      0.827          1.127           867,910
                                                       2002      1.127          0.827           838,091
                                                       2001      1.000          1.127            74,887

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/01)........  2007      1.317          1.383                --
                                                       2006      1.137          1.317           160,971
                                                       2005      1.090          1.137           265,411
                                                       2004      1.005          1.090           291,380
                                                       2003      0.804          1.005           357,237
                                                       2002      1.101          0.804           435,549
                                                       2001      1.000          1.101           171,941

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.589          1.649                --
                                                       2006      1.383          1.589           997,101
                                                       2005      1.368          1.383         1,032,878
                                                       2004      1.239          1.368         1,022,255
                                                       2003      1.000          1.239           136,043

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.777          1.956                --
                                                       2006      1.616          1.777           722,058
                                                       2005      1.524          1.616           770,368
                                                       2004      1.254          1.524           681,732
                                                       2003      1.000          1.254           241,207

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.398          1.463                --
                                                       2006      1.324          1.398           194,032

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.451          1.458           161,302

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.348          1.308             1,990
                                                       2006      1.269          1.348                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.626          1.579           372,599
                                                       2006      1.480          1.626           401,066

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.300          1.661            44,616
                                                       2006      1.272          1.300            48,840

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.246          1.101             1,179

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.073          1.090         1,436,920
                                                       2006      1.001          1.073           476,532

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.053         1,029,083
                                                       2006      1.002          1.069            22,304

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.326          1.454             8,822
                                                       2006      1.346          1.326            10,530

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.265          1.380                --
                                                       2006      1.278          1.265                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.945          2.036           149,493

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.385          1.461            36,023
                                                       2006      1.257          1.385            38,618

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.015           309,878
                                                       2006      1.003          1.216           463,464

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.124          1.186           219,812

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.556          1.600            66,482
                                                       2006      1.451          1.556            49,808

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.143          1.260                --
                                                       2006      1.090          1.143             1,179

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.154          1.206            31,213
                                                       2006      1.117          1.154            49,260

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.974           484,443
                                                       2006      1.003          1.026            92,023

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.854          1.007           239,320
                                                       2006      0.877          0.854           249,302

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.068          1.110           327,175
                                                       2006      1.032          1.068           479,730

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.160          1.136            48,315
                                                       2006      1.132          1.160                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.214          1.236           172,811
                                                       2006      1.201          1.214           208,263

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.447          1.475           296,230
                                                       2006      1.415          1.447           416,557

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.069                --
                                                       2006      1.002          1.057                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.075                --
                                                       2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.074                --
                                                       2006      1.002          1.046             8,483

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.075           457,885
                                                       2006      1.002          1.051           277,823

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074                --
                                                       2006      1.002          1.056                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.385          1.413         1,631,986
                                                       2006      1.299          1.385         2,183,298

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.048          1.091           226,068
                                                       2006      0.996          1.048           209,841

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.139           214,780
                                                       2006      0.998          1.066           242,475

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.099          1.119                --
                                                       2006      1.113          1.099           296,640
                                                       2005      1.113          1.113           334,031
                                                       2004      1.043          1.113           366,107
                                                       2003      1.000          1.043           162,740

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.156          1.232         3,084,133
                                                       2006      1.137          1.156         3,174,353
                                                       2005      1.132          1.137         3,743,613
                                                       2004      1.102          1.132         5,138,114
                                                       2003      1.071          1.102         5,603,583
                                                       2002      1.002          1.071         4,649,600
                                                       2001      1.000          1.002           359,558

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.325          1.432             8,375
                                                       2006      1.218          1.325             8,375
                                                       2005      1.159          1.218             8,375
                                                       2004      1.100          1.159           155,269
                                                       2003      0.850          1.100           172,684
                                                       2002      1.233          0.850            67,678
                                                       2001      1.000          1.233                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.809          1.955                --
                                                       2006      1.445          1.809           142,465
                                                       2005      1.315          1.445           208,427
                                                       2004      1.155          1.315           245,992
                                                       2003      0.917          1.155           262,993
                                                       2002      1.137          0.917           209,372
                                                       2001      1.000          1.137             4,558

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      2.135          2.276                --
                                                       2006      1.858          2.135           238,183
                                                       2005      1.771          1.858           308,379
                                                       2004      1.433          1.771           400,281
                                                       2003      0.977          1.433           407,261
                                                       2002      1.220          0.977           286,310
                                                       2001      1.000          1.220            98,292

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.266          1.346                --
                                                       2005      1.189          1.266            23,272
                                                       2004      1.139          1.189           101,154
                                                       2003      0.899          1.139           100,587
                                                       2002      1.206          0.899            99,352
                                                       2001      1.000          1.206            12,840

  Travelers Equity Income Subaccount (11/01).........  2006      1.348          1.415                --
                                                       2005      1.317          1.348           528,779
                                                       2004      1.224          1.317           611,967
                                                       2003      0.952          1.224           607,249
                                                       2002      1.129          0.952           397,607
                                                       2001      1.000          1.129            10,873

  Travelers Large Cap Subaccount (10/01).............  2006      1.167          1.201                --
                                                       2005      1.096          1.167           113,401
                                                       2004      1.050          1.096           141,124
                                                       2003      0.860          1.050           147,137
                                                       2002      1.137          0.860            95,934
                                                       2001      1.000          1.137             8,222

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175                --
                                                       2005      1.045          1.107                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.020                --
                                                       2005      1.000          1.018                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088                --
                                                       2005      1.000          1.052                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130                --
                                                       2005      1.017          1.085                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.047                --
                                                       2005      1.011          1.029                --

  Travelers Managed Income Subaccount (10/01)........  2006      1.043          1.032                --
                                                       2005      1.050          1.043           642,511
                                                       2004      1.042          1.050           997,824
                                                       2003      0.981          1.042         1,082,482
                                                       2002      0.980          0.981           969,658
                                                       2001      1.000          0.980           126,164

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.249          1.324                --
                                                       2005      1.137          1.249           223,030
                                                       2004      1.002          1.137           248,325
                                                       2003      0.844          1.002           264,799
                                                       2002      1.151          0.844           226,138
                                                       2001      1.000          1.151            20,414

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.830          0.877                --
                                                       2005      0.822          0.830           279,928
                                                       2004      0.736          0.822            33,092
                                                       2003      0.548          0.736            29,675
                                                       2002      0.625          0.548             4,683

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.261          1.299                --
                                                       2005      1.250          1.261         2,554,221
                                                       2004      1.144          1.250         2,980,414
                                                       2003      1.002          1.144         2,969,160
                                                       2002      1.080          1.002         2,625,598
                                                       2001      1.000          1.080           476,441

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.165          1.257                --
                                                       2005      1.117          1.165            28,462
                                                       2004      0.972          1.117            14,572

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.290          1.480                --
                                                       2005      1.202          1.290           467,418
                                                       2004      1.060          1.202           421,402
                                                       2003      0.842          1.060           377,074
                                                       2002      0.844          0.842            10,138

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.370          1.451                --
                                                       2005      1.319          1.370             7,103
                                                       2004      1.212          1.319             3,681
                                                       2003      1.000          1.212                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090                --
                                                       2005      1.000          1.037                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.108          1.117                --
                                                       2005      1.091          1.108            67,722
                                                       2004      0.982          1.091             7,038

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.047          1.091                --
                                                       2005      1.047          1.047           241,361
                                                       2004      0.970          1.047           326,300
                                                       2003      0.747          0.970           343,430
                                                       2002      1.148          0.747           286,272
                                                       2001      1.000          1.148            85,438

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278                --
                                                       2005      1.000          1.112                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269                --
                                                       2005      1.005          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/01)............................................  2006      1.092          1.132                --
                                                       2005      1.034          1.092            33,146
                                                       2004      1.016          1.034            98,222
                                                       2003      0.826          1.016           101,564
                                                       2002      1.193          0.826           105,425
                                                       2001      1.000          1.193            46,933

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (10/01).........................................  2007      1.045          1.198            63,645
                                                       2006      1.037          1.045            96,126
                                                       2005      0.981          1.037           144,555
                                                       2004      0.935          0.981           200,083
                                                       2003      0.750          0.935           194,819
                                                       2002      1.134          0.750           156,956
                                                       2001      1.000          1.134            69,805

                   VINTAGE 3 -- SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.076          1.151               --
                                                       2006      1.000          1.076               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.191          1.249               --
                                                       2005      1.152          1.191               --
                                                       2004      1.112          1.152               --
                                                       2003      1.000          1.112               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.249          1.304               --
                                                       2005      1.220          1.249           24,523
                                                       2004      1.120          1.220            4,812
                                                       2003      1.000          1.120               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.738          1.955          202,396
                                                       2006      1.474          1.738          206,289
                                                       2005      1.319          1.474          178,975
                                                       2004      1.187          1.319           99,580
                                                       2003      1.000          1.187           75,501

  American Funds Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.554          1.710          395,960
                                                       2006      1.440          1.554          394,098
                                                       2005      1.266          1.440          390,697
                                                       2004      1.149          1.266          222,148
                                                       2003      1.000          1.149           87,646

  American Funds Growth-Income Subaccount (Class 2)
  (10/01)............................................  2007      1.449          1.490          245,074
                                                       2006      1.284          1.449          242,898
                                                       2005      1.239          1.284          226,936
                                                       2004      1.147          1.239          125,019
                                                       2003      1.000          1.147           87,906

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551           73,784
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295           12,858
                                                       2004      1.074          1.201               --
                                                       2003      0.996          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.439               --
                                                       2005      1.199          1.293           19,763
                                                       2004      1.067          1.199               --
                                                       2003      1.016          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (10/01)............................................  2007      1.611          1.854          107,718
                                                       2006      1.474          1.611           96,234
                                                       2005      1.288          1.474          105,425
                                                       2004      1.141          1.288               --
                                                       2003      1.000          1.141               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.860          2.101           38,451
                                                       2006      1.690          1.860           17,859
                                                       2005      1.462          1.690           20,828
                                                       2004      1.198          1.462            4,757
                                                       2003      1.000          1.198               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.193          1.212           84,477
                                                       2006      1.031          1.193           69,555
                                                       2005      0.984          1.031           70,308

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (10/01).......................  2007      1.422          1.548          122,217
                                                       2006      1.336          1.422          122,413
                                                       2005      1.302          1.336           95,391
                                                       2004      1.192          1.302           73,991
                                                       2003      1.000          1.192           72,821

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334          122,543
                                                       2004      1.117          1.232            8,209
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.414          3.044           15,261
                                                       2006      1.924          2.414           11,817
                                                       2005      1.542          1.924           12,852
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/01)..................................  2007      1.750          1.979          117,193
                                                       2006      1.472          1.750           87,893
                                                       2005      1.364          1.472           60,925
                                                       2004      1.175          1.364               --
                                                       2003      1.000          1.175               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (11/01)....................................  2007      1.639          1.954              193
                                                       2006      1.478          1.639              193
                                                       2005      1.347          1.478               --
                                                       2004      1.142          1.347               --
                                                       2003      1.000          1.142               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344           62,492
                                                       2004      1.173          1.320               --
                                                       2003      1.000          1.173               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (12/01)............................................  2007      1.269          1.349               --
                                                       2006      1.207          1.269               --
                                                       2005      1.160          1.207               --
                                                       2004      1.151          1.160               --
                                                       2003      1.000          1.151               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (10/01)............................................  2007      1.424          1.415          102,982
                                                       2006      1.337          1.424           95,681
                                                       2005      1.223          1.337           64,036
                                                       2004      1.136          1.223           54,911
                                                       2003      1.000          1.136               --

  LMPVET Appreciation Subaccount (Class I) (11/01)...  2007      1.369          1.453           26,682
                                                       2006      1.218          1.369           26,682
                                                       2005      1.192          1.218           26,682
                                                       2004      1.119          1.192           26,682
                                                       2003      1.000          1.119               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.347          1.343           46,627

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.237          1.276          607,987
                                                       2006      1.143          1.237          626,159
                                                       2005      1.120          1.143          371,853
                                                       2004      1.089          1.120          186,971
                                                       2003      1.000          1.089            1,107

  LMPVET Capital Subaccount (10/02)..................  2007      1.352          1.348          334,045
                                                       2006      1.215          1.352          443,644
                                                       2005      1.179          1.215          526,827
                                                       2004      1.129          1.179          838,573
                                                       2003      1.000          1.129          120,387

  LMPVET Dividend Strategy Subaccount (10/01)........  2007      1.258          1.312           20,726
                                                       2006      1.090          1.258           21,440
                                                       2005      1.115          1.090           21,979
                                                       2004      1.101          1.115           57,419
                                                       2003      1.000          1.101               --

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.403          1.442            3,571
                                                       2006      1.245          1.403            3,933
                                                       2005      1.219          1.245            3,933
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVET Fundamental Value Subaccount (Class I)
  (10/01)............................................  2007      1.453          1.441           74,293
                                                       2006      1.271          1.453           40,560
                                                       2005      1.238          1.271           41,533
                                                       2004      1.169          1.238           25,340
                                                       2003      1.000          1.169            2,903

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.449          1.488           18,818
                                                       2006      1.284          1.449           71,149
                                                       2005      1.231          1.284          102,069
                                                       2004      1.140          1.231          121,998
                                                       2003      1.000          1.140               --

  LMPVET International All Cap Opportunity Subaccount
  (11/01)............................................  2007      1.826          1.902               --
                                                       2006      1.482          1.826               --
                                                       2005      1.354          1.482               --
                                                       2004      1.173          1.354               --
                                                       2003      1.000          1.173               --

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.498          1.523               --
                                                       2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/01)............................................  2007      1.212          1.250           12,773
                                                       2006      1.183          1.212           12,773
                                                       2005      1.148          1.183           12,773
                                                       2004      1.169          1.148           46,877
                                                       2003      1.000          1.169               --

  LMPVET Mid Cap Core Subaccount (Class I) (10/01)...  2007      1.494          1.567           21,320
                                                       2006      1.328          1.494           22,751
                                                       2005      1.252          1.328           23,642
                                                       2004      1.158          1.252           23,009
                                                       2003      1.000          1.158               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.308          1.327               --
                                                       2006      1.189          1.308           49,911
                                                       2005      1.173          1.189           54,027
                                                       2004      1.122          1.173          193,059
                                                       2003      1.000          1.122               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.581          1.703           13,190
                                                       2006      1.432          1.581           11,063
                                                       2005      1.394          1.432           11,063
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.010          1.002           29,487
                                                       2006      0.990          1.010           35,282
                                                       2005      0.988          0.990           33,655
                                                       2004      0.997          0.988           31,864
                                                       2003      1.000          0.997            2,406

  LMPVIT Diversified Srategic Income Subaccount
  (10/01)............................................  2007      1.145          1.144           13,020
                                                       2006      1.110          1.145           13,020
                                                       2005      1.105          1.110           13,020
                                                       2004      1.057          1.105            9,845
                                                       2003      1.000          1.057               --

  LMPVIT High Income Subaccount (10/01)..............  2007      1.301          1.277           50,984
                                                       2006      1.197          1.301           57,888
                                                       2005      1.191          1.197           57,438
                                                       2004      1.101          1.191           43,116
                                                       2003      1.000          1.101            2,546

  LMPVIT Money Market Subaccount (10/01).............  2007      1.013          1.040           68,075
                                                       2006      0.989          1.013           72,872
                                                       2005      0.982          0.989           78,034
                                                       2004      0.994          0.982               --
                                                       2003      1.000          0.994               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (11/01)..................................  2007      1.587          1.691               --
                                                       2006      1.436          1.587            2,100
                                                       2005      1.397          1.436            1,912
                                                       2004      1.234          1.397            1,478
                                                       2003      1.000          1.234            1,397

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.462          1.532               --
                                                       2006      1.264          1.462               --
                                                       2005      1.241          1.264           37,563
                                                       2004      1.170          1.241           37,563
                                                       2003      1.000          1.170               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/01)........  2007      1.501          1.575               --
                                                       2006      1.296          1.501               --
                                                       2005      1.242          1.296               --
                                                       2004      1.147          1.242               --
                                                       2003      1.000          1.147               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.461          1.515               --
                                                       2006      1.272          1.461           95,093
                                                       2005      1.258          1.272          102,438
                                                       2004      1.140          1.258               --
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.635          1.799               --
                                                       2006      1.488          1.635           81,354
                                                       2005      1.404          1.488           85,822
                                                       2004      1.156          1.404           25,827
                                                       2003      1.000          1.156               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.518          1.589               --
                                                       2006      1.438          1.518               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.576          1.582               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.347          1.306               --
                                                       2006      1.268          1.347               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.774          1.722           88,740
                                                       2006      1.615          1.774           60,876

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.565          2.000           62,425
                                                       2006      1.532          1.565           68,066

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.245          1.100               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.072          1.089          301,075
                                                       2006      1.001          1.072          196,128

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.052          108,317
                                                       2006      1.002          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.321          1.448               --
                                                       2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.264          1.379               --
                                                       2006      1.278          1.264               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.984          2.077               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.384          1.458           88,542
                                                       2006      1.256          1.384           92,720

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.014           22,429
                                                       2006      1.003          1.216               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.124          1.186           34,245

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.445          1.485               --
                                                       2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.142          1.259               --
                                                       2006      1.089          1.142               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.153          1.203            7,102
                                                       2006      1.116          1.153            7,102

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.974          101,972
                                                       2006      1.003          1.025           86,232

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.312          1.546               --
                                                       2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.052          1.093            6,810
                                                       2006      1.017          1.052            6,810

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.287          1.259               --
                                                       2006      1.256          1.287               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.296          1.319               --
                                                       2006      1.283          1.296               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.337          1.362               --
                                                       2006      1.308          1.337               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.068               --
                                                       2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.039          1.074               --
                                                       2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.073               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.074               --
                                                       2006      1.002          1.051               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074               --
                                                       2006      1.002          1.056               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.303          1.329          165,820
                                                       2006      1.223          1.303          256,940

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.090           18,153
                                                       2006      0.996          1.047           18,153

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.065          1.138               --
                                                       2006      0.998          1.065               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.099          1.120               --
                                                       2006      1.115          1.099           34,618
                                                       2005      1.115          1.115           36,177
                                                       2004      1.046          1.115           24,973
                                                       2003      1.000          1.046            4,700

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.073          1.143          337,157
                                                       2006      1.056          1.073          356,978
                                                       2005      1.052          1.056          359,661
                                                       2004      1.024          1.052          191,473
                                                       2003      1.000          1.024           10,207

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.355          1.463               --
                                                       2006      1.246          1.355               --
                                                       2005      1.186          1.246               --
                                                       2004      1.126          1.186               --
                                                       2003      1.000          1.126               --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.845          1.995               --
                                                       2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      1.839          1.961               --
                                                       2006      1.601          1.839           13,289
                                                       2005      1.528          1.601           13,871
                                                       2004      1.236          1.528            1,314
                                                       2003      1.000          1.236            1,436

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/01).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246               --
                                                       2004      1.132          1.218               --
                                                       2003      1.000          1.132               --

  Travelers Large Cap Subaccount (10/01).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174               --
                                                       2005      1.045          1.106               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.020               --
                                                       2005      1.000          1.017               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129               --
                                                       2005      1.017          1.084               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.047               --
                                                       2005      1.011          1.028               --

  Travelers Managed Income Subaccount (10/01)........  2006      1.029          1.017               --
                                                       2005      1.036          1.029            6,810
                                                       2004      1.029          1.036            5,115
                                                       2003      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.187          1.223               --
                                                       2005      1.177          1.187          262,473
                                                       2004      1.078          1.177          104,798
                                                       2003      1.000          1.078           81,699

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.164          1.256               --
                                                       2005      1.117          1.164           97,398
                                                       2004      0.972          1.117               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408           63,679
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273           24,893
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089               --
                                                       2005      1.000          1.036               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.107          1.116               --
                                                       2005      1.091          1.107            7,102
                                                       2004      0.982          1.091               --

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268               --
                                                       2005      1.005          1.107               --

  Travelers Van Kampen Enterprise Subaccount
  (11/01)............................................  2006      1.212          1.256               --
                                                       2005      1.148          1.212           20,157
                                                       2004      1.128          1.148               --
                                                       2003      1.000          1.128               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (10/01).........................................  2007      1.244          1.425            3,859
                                                       2006      1.236          1.244            3,855
                                                       2005      1.169          1.236            3,267
                                                       2004      1.115          1.169            3,336
                                                       2003      1.000          1.115            2,893




                   VINTAGE 3 -- SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.149                 --
                                                       2006      1.000          1.075             27,764

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.258          1.319                 --
                                                       2005      1.218          1.258             27,570
                                                       2004      1.178          1.218             33,748
                                                       2003      0.963          1.178             26,411
                                                       2002      1.000          0.963                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.380          1.440                 --
                                                       2005      1.349          1.380          1,344,238
                                                       2004      1.241          1.349          1,236,732
                                                       2003      0.960          1.241            854,793
                                                       2002      1.000          0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.360          1.321                 --
                                                       2005      1.211          1.360            468,337
                                                       2004      1.143          1.211            459,945
                                                       2003      0.948          1.143            168,663
                                                       2002      1.000          0.948                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.898          2.131          5,003,635
                                                       2006      1.612          1.898          5,800,969
                                                       2005      1.445          1.612          6,040,065
                                                       2004      1.302          1.445          5,306,790
                                                       2003      0.984          1.302          2,711,712
                                                       2002      1.000          0.984                 --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.730          1.901         13,986,809
                                                       2006      1.606          1.730         18,281,097
                                                       2005      1.413          1.606         20,721,963
                                                       2004      1.285          1.413         18,572,237
                                                       2003      0.960          1.285         10,866,088
                                                       2002      1.000          0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (10/01)............................................  2007      1.582          1.625         15,335,981
                                                       2006      1.404          1.582         20,782,470
                                                       2005      1.357          1.404         24,301,428
                                                       2004      1.257          1.357         22,621,936
                                                       2003      0.971          1.257         13,557,952
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.597          1.577                 --
                                                       2005      1.382          1.597            178,408
                                                       2004      1.183          1.382             70,171
                                                       2003      0.968          1.183             62,961
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.773          2.300                 --
                                                       2005      1.692          1.773            636,759
                                                       2004      1.317          1.692            544,495
                                                       2003      1.005          1.317            376,157
                                                       2002      1.000          1.005                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401                 --
                                                       2005      1.199          1.291            526,467
                                                       2004      1.073          1.199            434,954
                                                       2003      1.000          1.073             14,159

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.433                 --
                                                       2005      1.197          1.289            593,796
                                                       2004      1.067          1.197            372,299
                                                       2003      1.000          1.067             10,036

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (10/01)............................................  2007      1.749          2.010          2,049,441
                                                       2006      1.603          1.749          2,570,198
                                                       2005      1.403          1.603          2,800,005
                                                       2004      1.244          1.403          2,137,831
                                                       2003      0.991          1.244          1,545,964
                                                       2002      1.000          0.991                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.061          2.324          2,416,516
                                                       2006      1.875          2.061          3,138,337
                                                       2005      1.625          1.875          3,596,046
                                                       2004      1.333          1.625          3,135,990
                                                       2003      0.986          1.333          1,911,507
                                                       2002      1.000          0.986                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.190          1.207          1,543,101
                                                       2006      1.030          1.190            882,488
                                                       2005      0.984          1.030            535,471

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (10/01).......................  2007      1.543          1.678          1,650,186
                                                       2006      1.452          1.543          2,136,420
                                                       2005      1.417          1.452          2,752,422
                                                       2004      1.300          1.417          2,926,013
                                                       2003      0.969          1.300          2,045,532
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.448          1.676                 --
                                                       2005      1.340          1.448          6,323,482
                                                       2004      1.217          1.340          5,186,994
                                                       2003      0.994          1.217          3,312,164
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.740          3.450            827,068
                                                       2006      2.188          2.740            975,031
                                                       2005      1.756          2.188          1,150,213
                                                       2004      1.440          1.756            862,804
                                                       2003      1.000          1.440            368,517

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/01)..................................  2007      1.895          2.139          2,694,952
                                                       2006      1.596          1.895          3,846,907
                                                       2005      1.481          1.596          4,394,621
                                                       2004      1.278          1.481          3,889,690
                                                       2003      0.989          1.278          2,193,501
                                                       2002      1.000          0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.524          1.815                 --
                                                       2005      1.431          1.524            923,889
                                                       2004      1.262          1.431            431,766
                                                       2003      0.976          1.262             87,223
                                                       2002      1.000          0.976                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (11/01)....................................  2007      1.851          2.203            231,509
                                                       2006      1.671          1.851            256,336
                                                       2005      1.525          1.671            325,878
                                                       2004      1.295          1.525            302,452
                                                       2003      0.983          1.295            210,735
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.517          1.693                 --
                                                       2005      1.492          1.517            808,709
                                                       2004      1.328          1.492            733,265
                                                       2003      1.000          1.328            316,143

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (12/01)............................................  2007      1.383          1.469                 --
                                                       2006      1.318          1.383            433,647
                                                       2005      1.268          1.318            415,196
                                                       2004      1.260          1.268            418,070
                                                       2003      0.960          1.260            343,672
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (10/01)............................................  2007      1.561          1.549          7,883,916
                                                       2006      1.467          1.561         10,877,430
                                                       2005      1.344          1.467         14,276,616
                                                       2004      1.250          1.344         13,826,694
                                                       2003      0.951          1.250          8,499,681
                                                       2002      1.000          0.951                 --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/01)...  2007      1.448          1.535          3,101,689
                                                       2006      1.290          1.448          4,498,552
                                                       2005      1.265          1.290          5,498,706
                                                       2004      1.190          1.265          5,459,813
                                                       2003      0.977          1.190          3,761,358
                                                       2002      1.000          0.977                 --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.447          1.443          2,311,268

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.320          1.360         16,154,435
                                                       2006      1.222          1.320         22,674,396
                                                       2005      1.199          1.222         33,731,401
                                                       2004      1.168          1.199         36,358,325
                                                       2003      0.979          1.168         21,544,810
                                                       2002      1.000          0.979                 --

  LMPVET Capital Subaccount (10/02)..................  2007      1.485          1.479         23,798,075
                                                       2006      1.337          1.485         32,001,511
                                                       2005      1.299          1.337         43,926,576
                                                       2004      1.245          1.299         46,071,792
                                                       2003      0.969          1.245         27,451,413
                                                       2002      1.000          0.969                 --

  LMPVET Dividend Strategy Subaccount (10/01)........  2007      1.323          1.376            685,333
                                                       2006      1.147          1.323            769,482
                                                       2005      1.175          1.147            958,647
                                                       2004      1.163          1.175          1,090,467
                                                       2003      0.963          1.163            803,964
                                                       2002      1.000          0.963                 --

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.493          1.532          2,327,074
                                                       2006      1.327          1.493          2,504,987
                                                       2005      1.302          1.327          3,053,694
                                                       2004      1.208          1.302          2,973,725
                                                       2003      0.967          1.208          2,335,616
                                                       2002      1.000          0.967                 --

  LMPVET Fundamental Value Subaccount (Class I)
  (10/01)............................................  2007      1.621          1.605          5,380,875
                                                       2006      1.419          1.621          5,899,451
                                                       2005      1.385          1.419          7,877,497
                                                       2004      1.309          1.385          7,968,858
                                                       2003      0.966          1.309          5,155,503
                                                       2002      1.000          0.966                 --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.566          1.606          4,649,611
                                                       2006      1.390          1.566          6,002,840
                                                       2005      1.335          1.390          6,579,990
                                                       2004      1.238          1.335          6,146,467
                                                       2003      0.962          1.238          2,247,747
                                                       2002      1.000          0.962                 --

  LMPVET International All Cap Opportunity Subaccount
  (11/01)............................................  2007      1.903          1.978             75,716
                                                       2006      1.546          1.903             96,922
                                                       2005      1.416          1.546            147,388
                                                       2004      1.228          1.416            135,869
                                                       2003      0.986          1.228             94,348
                                                       2002      1.000          0.986                 --

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.612          1.637            896,840
                                                       2006      1.394          1.612          1,272,625
                                                       2005      1.338          1.394          2,512,286
                                                       2004      1.240          1.338          2,820,016
                                                       2003      0.958          1.240          1,330,720
                                                       2002      1.000          0.958                 --

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/01)............................................  2007      1.409          1.451          3,430,766
                                                       2006      1.378          1.409          4,426,285
                                                       2005      1.339          1.378          5,680,350
                                                       2004      1.365          1.339          6,645,934
                                                       2003      0.946          1.365          5,833,245
                                                       2002      1.000          0.946                 --

  LMPVET Mid Cap Core Subaccount (Class I) (10/01)...  2007      1.591          1.666          1,535,792
                                                       2006      1.417          1.591          2,036,725
                                                       2005      1.338          1.417          2,346,996
                                                       2004      1.239          1.338          2,431,535
                                                       2003      0.977          1.239          1,359,130
                                                       2002      1.000          0.977                 --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.407          1.425                 --
                                                       2006      1.282          1.407          2,933,449
                                                       2005      1.266          1.282          3,977,421
                                                       2004      1.213          1.266          4,007,483
                                                       2003      0.961          1.213          2,004,819
                                                       2002      1.000          0.961                 --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.797          1.933          1,145,958
                                                       2006      1.630          1.797          1,035,131
                                                       2005      1.589          1.630          2,239,133
                                                       2004      1.412          1.589          1,763,283
                                                       2003      0.970          1.412            943,187
                                                       2002      1.000          0.970                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.005          0.995            959,650
                                                       2006      0.987          1.005          1,820,690
                                                       2005      0.986          0.987          2,056,662
                                                       2004      0.997          0.986          1,044,555
                                                       2003      1.000          0.997            143,635

  LMPVIT Diversified Srategic Income Subaccount
  (10/01)............................................  2007      1.190          1.187          1,675,206
                                                       2006      1.155          1.190          2,077,266
                                                       2005      1.152          1.155          2,949,751
                                                       2004      1.103          1.152          3,285,089
                                                       2003      1.010          1.103          2,322,848
                                                       2002      1.000          1.010                 --

  LMPVIT High Income Subaccount (10/01)..............  2007      1.476          1.448          2,817,833
                                                       2006      1.361          1.476          4,612,855
                                                       2005      1.356          1.361          6,386,240
                                                       2004      1.256          1.356          7,788,209
                                                       2003      1.007          1.256          6,592,357
                                                       2002      1.000          1.007                 --

  LMPVIT Money Market Subaccount (10/01).............  2007      0.998          1.023          5,540,023
                                                       2006      0.975          0.998          4,229,317
                                                       2005      0.970          0.975          4,465,139
                                                       2004      0.984          0.970          4,211,420
                                                       2003      0.999          0.984          1,823,049
                                                       2002      1.000          0.999                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (11/01)..................................  2007      1.731          1.844                 --
                                                       2006      1.568          1.731            642,308
                                                       2005      1.529          1.568          1,925,628
                                                       2004      1.353          1.529          1,431,235
                                                       2003      0.974          1.353          1,932,845
                                                       2002      1.000          0.974                 --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.624          1.700                 --
                                                       2006      1.406          1.624          1,686,838
                                                       2005      1.382          1.406          2,300,359
                                                       2004      1.305          1.382          3,268,365
                                                       2003      0.960          1.305          1,724,848
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/01)........  2007      1.575          1.652                 --
                                                       2006      1.362          1.575             80,692
                                                       2005      1.308          1.362            175,335
                                                       2004      1.209          1.308            191,036
                                                       2003      0.969          1.209            190,901
                                                       2002      1.000          0.969                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.578          1.636                 --
                                                       2006      1.376          1.578          3,575,243
                                                       2005      1.363          1.376          4,573,722
                                                       2004      1.237          1.363          4,464,326
                                                       2003      1.000          1.237          2,342,808

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.764          1.940                 (2)
                                                       2006      1.608          1.764          3,681,763
                                                       2005      1.519          1.608          4,969,282
                                                       2004      1.252          1.519          4,181,113
                                                       2003      1.000          1.252          1,952,789

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.599          1.673                 --
                                                       2006      1.516          1.599            283,349

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.659          1.664            228,956

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.301            113,043
                                                       2006      1.266          1.344            107,778

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.919          1.860          1,738,646
                                                       2006      1.749          1.919          1,801,813

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.610          2.054            193,495
                                                       2006      1.577          1.610            104,121

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.242          1.095             93,880

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.086          8,790,620
                                                       2006      1.001          1.071          8,273,012

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.050          4,672,125
                                                       2006      1.002          1.067            123,714

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.414          1.548            261,032
                                                       2006      1.438          1.414            360,810

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.261          1.373             12,513
                                                       2006      1.276          1.261              5,594

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.090          2.185            506,932

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.378          1.450            658,462
                                                       2006      1.252          1.378            710,817

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.012          1,015,772
                                                       2006      1.003          1.215          1,398,702

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.115          1.175          2,868,065

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.544          1.585            270,022
                                                       2006      1.443          1.544            364,214

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.140          1.256                 --
                                                       2006      1.088          1.140             59,218

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.148          1.197            902,469
                                                       2006      1.113          1.148            556,648

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.971          3,155,306
                                                       2006      1.003          1.024          2,029,520

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.506          1.773            405,182
                                                       2006      1.549          1.506            542,114

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.095          1.136          2,591,963
                                                       2006      1.059          1.095          3,074,482

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.347          1.315            112,072
                                                       2006      1.316          1.347            123,841

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.353          1.375            717,767
                                                       2006      1.341          1.353            795,413

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.445          1.470          1,919,842
                                                       2006      1.414          1.445          2,607,180

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.066            297,273
                                                       2006      1.002          1.056            434,518

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071            863,890
                                                       2006      1.001          1.038            139,506

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.070             81,491
                                                       2006      1.002          1.045             83,828

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.071          2,539,014
                                                       2006      1.002          1.050          2,101,220

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.071          1,908,353
                                                       2006      1.002          1.055          1,022,330

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.351          1.376          9,298,266
                                                       2006      1.269          1.351         11,708,739

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.087          1,900,882
                                                       2006      0.996          1.046          2,505,959

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            616,558
                                                       2006      0.998          1.064            762,350

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.091          1.110                 --
                                                       2006      1.108          1.091          3,655,869
                                                       2005      1.110          1.108          5,187,938
                                                       2004      1.042          1.110          4,627,736
                                                       2003      1.000          1.042          2,203,110

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.084          1.152         10,762,990
                                                       2006      1.067          1.084         14,104,668
                                                       2005      1.066          1.067         18,327,374
                                                       2004      1.039          1.066         16,972,145
                                                       2003      1.012          1.039         11,776,640
                                                       2002      1.000          1.012                 --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.481          1.598              8,129
                                                       2006      1.364          1.481             23,399
                                                       2005      1.301          1.364             23,720
                                                       2004      1.237          1.301             24,067
                                                       2003      0.958          1.237              4,520
                                                       2002      1.000          0.958                 --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.945          2.101                 --
                                                       2006      1.557          1.945            613,728
                                                       2005      1.420          1.557            684,925
                                                       2004      1.249          1.420            694,523
                                                       2003      0.994          1.249            639,013
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      2.117          2.256                 --
                                                       2006      1.846          2.117            919,366
                                                       2005      1.764          1.846          1,216,084
                                                       2004      1.429          1.764          1,053,707
                                                       2003      0.977          1.429            798,826
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.353          1.438                 --
                                                       2005      1.273          1.353            426,620
                                                       2004      1.222          1.273            440,506
                                                       2003      0.967          1.222            259,207
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (11/01).........  2006      1.349          1.414                 --
                                                       2005      1.320          1.349          3,382,218
                                                       2004      1.229          1.320          3,622,957
                                                       2003      0.958          1.229          2,689,774
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (10/01).............  2006      1.304          1.341                 --
                                                       2005      1.227          1.304            657,890
                                                       2004      1.178          1.227            684,784
                                                       2003      0.966          1.178            533,101
                                                       2002      1.000          0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173                 --
                                                       2005      1.045          1.105            155,229

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.018                 --
                                                       2005      1.000          1.017            137,148

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.086                 --
                                                       2005      1.000          1.050          1,072,581

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127                 --
                                                       2005      1.017          1.083            340,812

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.045                 --
                                                       2005      1.010          1.028                 --

  Travelers Managed Income Subaccount (10/01)........  2006      1.072          1.059                 --
                                                       2005      1.081          1.072          3,736,527
                                                       2004      1.075          1.081          4,402,977
                                                       2003      1.014          1.075          3,045,120
                                                       2002      1.000          1.014                 --

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.431          1.516                 --
                                                       2005      1.306          1.431            361,918
                                                       2004      1.153          1.306            402,434
                                                       2003      0.973          1.153            231,169
                                                       2002      1.000          0.973                 --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.467          1.549                 --
                                                       2005      1.456          1.467            655,157
                                                       2004      1.305          1.456            309,694
                                                       2003      0.974          1.305            225,887
                                                       2002      1.000          0.974                 --

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.232          1.269                 --
                                                       2005      1.224          1.232         14,704,878
                                                       2004      1.123          1.224         13,582,482
                                                       2003      0.986          1.123          8,894,291
                                                       2002      1.000          0.986                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.162          1.252                 --
                                                       2005      1.116          1.162            648,332
                                                       2004      0.972          1.116             53,025

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.526          1.749                 --
                                                       2005      1.425          1.526          1,911,295
                                                       2004      1.259          1.425          1,619,278
                                                       2003      1.001          1.259            577,731
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.363          1.443                 --
                                                       2005      1.315          1.363            402,347
                                                       2004      1.210          1.315            411,090
                                                       2003      1.000          1.210            181,376

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088                 --
                                                       2005      1.000          1.036             44,982

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.104          1.113                 --
                                                       2005      1.089          1.104            385,841
                                                       2004      0.982          1.089             89,761

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.351          1.407                 --
                                                       2005      1.354          1.351            471,329
                                                       2004      1.256          1.354            494,070
                                                       2003      0.969          1.256            432,677
                                                       2002      1.000          0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.276                 --
                                                       2005      1.000          1.111             12,357

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266                 --
                                                       2005      1.005          1.106              4,691

  Travelers Van Kampen Enterprise Subaccount
  (11/01)............................................  2006      1.270          1.316                 --
                                                       2005      1.205          1.270            115,076
                                                       2004      1.186          1.205            112,791
                                                       2003      0.966          1.186            100,752
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (10/01).........................................  2007      1.327          1.517            340,550
                                                       2006      1.319          1.327            451,467
                                                       2005      1.250          1.319            507,517
                                                       2004      1.195          1.250            506,602
                                                       2003      0.959          1.195            456,247
                                                       2002      1.000          0.959                 --

                   VINTAGE 3 -- SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.148               --
                                                       2006      1.000          1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.039          1.089               --
                                                       2005      1.000          1.039               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.008          1.051               --
                                                       2005      1.000          1.008               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.155          1.121               --
                                                       2005      1.000          1.155               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.314          1.474           12,281
                                                       2006      1.116          1.314           12,281
                                                       2005      1.000          1.116           12,281

  American Funds Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.231          1.351           12,265
                                                       2006      1.143          1.231           12,974
                                                       2005      1.000          1.143           12,637

  American Funds Growth-Income Subaccount (Class 2)
  (10/01)............................................  2007      1.169          1.200           28,572
                                                       2006      1.039          1.169           28,572
                                                       2005      1.000          1.039           28,572

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.165          1.150               --
                                                       2005      1.000          1.165               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.083          1.404               --
                                                       2005      1.000          1.083           14,479

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.076          1.168               --
                                                       2005      1.000          1.076               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.102          1.226               --
                                                       2005      1.000          1.102               --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (10/01)............................................  2007      1.234          1.417            5,986
                                                       2006      1.132          1.234            5,986
                                                       2005      1.000          1.132            5,986

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.250          1.408               --
                                                       2006      1.138          1.250               --
                                                       2005      1.000          1.138               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.189          1.206               --
                                                       2006      1.029          1.189               --
                                                       2005      0.984          1.029               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (10/01).......................  2007      1.116          1.213               --
                                                       2006      1.051          1.116               --
                                                       2005      1.000          1.051               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.079          1.248               --
                                                       2005      1.000          1.079           12,249

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.511          1.902               --
                                                       2006      1.207          1.511               --
                                                       2005      1.000          1.207               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/01)..................................  2007      1.271          1.434           52,322
                                                       2006      1.071          1.271           51,622
                                                       2005      1.000          1.071           21,549

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.061          1.263               --
                                                       2005      1.000          1.061               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (11/01)....................................  2007      1.221          1.453               --
                                                       2006      1.103          1.221               --
                                                       2005      1.000          1.103               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.028          1.147               --
                                                       2005      1.000          1.028               --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (12/01)............................................  2007      1.093          1.161               --
                                                       2006      1.042          1.093               --
                                                       2005      1.000          1.042               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (10/01)............................................  2007      1.177          1.167               --
                                                       2006      1.107          1.177               --
                                                       2005      1.000          1.107               --

  LMPVET Appreciation Subaccount (Class I) (11/01)...  2007      1.136          1.204               --
                                                       2006      1.013          1.136               --
                                                       2005      1.000          1.013               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.147          1.144               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.110          1.143               --
                                                       2006      1.028          1.110               --
                                                       2005      1.000          1.028               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.157          1.152               --
                                                       2006      1.042          1.157               --
                                                       2005      1.000          1.042               --

  LMPVET Dividend Strategy Subaccount (10/01)........  2007      1.127          1.173               --
                                                       2006      0.978          1.127               --
                                                       2005      1.000          0.978               --

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.153          1.183               --
                                                       2006      1.025          1.153               --
                                                       2005      1.000          1.025               --

  LMPVET Fundamental Value Subaccount (Class I)
  (10/01)............................................  2007      1.185          1.173           50,638
                                                       2006      1.038          1.185               --
                                                       2005      1.000          1.038               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.185          1.215               --
                                                       2006      1.052          1.185               --
                                                       2005      1.000          1.052               --

  LMPVET International All Cap Opportunity Subaccount
  (11/01)............................................  2007      1.336          1.388               --
                                                       2006      1.086          1.336               --
                                                       2005      1.000          1.086               --

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.208          1.226               --
                                                       2006      1.045          1.208               --
                                                       2005      1.000          1.045               --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/01)............................................  2007      1.077          1.109               --
                                                       2006      1.054          1.077               --
                                                       2005      1.000          1.054               --

  LMPVET Mid Cap Core Subaccount (Class I) (10/01)...  2007      1.199          1.255               --
                                                       2006      1.068          1.199               --
                                                       2005      1.000          1.068               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.116          1.130               --
                                                       2006      1.017          1.116               --
                                                       2005      1.000          1.017               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.183          1.272               --
                                                       2006      1.074          1.183               --
                                                       2005      1.000          1.074               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.008               --
                                                       2006      1.000          1.018               --
                                                       2005      1.000          1.000               --

  LMPVIT Diversified Srategic Income Subaccount
  (10/01)............................................  2007      1.024          1.021               --
                                                       2006      0.994          1.024               --
                                                       2005      1.000          0.994               --

  LMPVIT High Income Subaccount (10/01)..............  2007      1.081          1.059               --
                                                       2006      0.996          1.081               --
                                                       2005      1.000          0.996               --

  LMPVIT Money Market Subaccount (10/01).............  2007      1.028          1.054               --
                                                       2006      1.005          1.028               --
                                                       2005      1.000          1.005               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (11/01)..................................  2007      1.185          1.262               --
                                                       2006      1.074          1.185               --
                                                       2005      1.000          1.074               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.192          1.248               --
                                                       2006      1.033          1.192               --
                                                       2005      1.000          1.033               --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/01)........  2007      1.208          1.267               --
                                                       2006      1.045          1.208               --
                                                       2005      1.000          1.045               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.173          1.216               --
                                                       2006      1.023          1.173               --
                                                       2005      1.000          1.023               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.176          1.294               --
                                                       2006      1.073          1.176               --
                                                       2005      1.000          1.073               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.215          1.272               --
                                                       2006      1.153          1.215               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.261          1.264               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.343          1.299               --
                                                       2006      1.266          1.343               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.341          1.299               --
                                                       2006      1.223          1.341               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.174          1.497               --
                                                       2006      1.150          1.174               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.240          1.094               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.085           14,098
                                                       2006      1.001          1.071           14,098

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049               --
                                                       2006      1.002          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.127          1.232               --
                                                       2006      1.146          1.127               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.260          1.371               --
                                                       2006      1.275          1.260               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.469          1.535               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.226          1.290               --
                                                       2006      1.115          1.226               --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           17,665
                                                       2006      1.003          1.214           15,393

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      0.995          1.048               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.182          1.213               --
                                                       2006      1.104          1.182               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.139          1.254               --
                                                       2006      1.087          1.139               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.044          1.088           30,728
                                                       2006      1.013          1.044           30,710

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970               --
                                                       2006      1.003          1.024               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.072          1.261               --
                                                       2006      1.103          1.072               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.008          1.045               --
                                                       2006      0.976          1.008               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.134          1.107               --
                                                       2006      1.108          1.134               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.114          1.131               --
                                                       2006      1.104          1.114               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.100          1.119               --
                                                       2006      1.077          1.100               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071               --
                                                       2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070               --
                                                       2006      1.002          1.050               --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070           76,274
                                                       2006      1.002          1.054           76,274

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.104          1.124           28,496
                                                       2006      1.038          1.104           28,254

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      0.973          0.991               --
                                                       2006      0.989          0.973               --
                                                       2005      1.000          0.989               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.012          1.076               --
                                                       2006      0.998          1.012               --
                                                       2005      1.000          0.998               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.157          1.248               --
                                                       2006      1.066          1.157               --
                                                       2005      1.000          1.066               --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.367          1.477               --
                                                       2006      1.095          1.367               --
                                                       2005      1.000          1.095               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      1.207          1.286               --
                                                       2006      1.053          1.207               --
                                                       2005      1.000          1.053               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.079          1.146               --
                                                       2005      1.000          1.079               --

  Travelers Equity Income Subaccount (11/01).........  2006      1.028          1.077               --
                                                       2005      1.000          1.028               --

  Travelers Large Cap Subaccount (10/01).............  2006      1.074          1.104               --
                                                       2005      1.000          1.074               --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.172               --
                                                       2005      1.045          1.105               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.016          1.018               --
                                                       2005      1.000          1.016               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.085               --
                                                       2005      1.000          1.050               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127               --
                                                       2005      1.017          1.083           67,777

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.045               --
                                                       2005      1.010          1.027               --

  Travelers Managed Income Subaccount (10/01)........  2006      0.987          0.976               --
                                                       2005      1.000          0.987               --

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.089          1.153               --
                                                       2005      1.000          1.089               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.045          1.103               --
                                                       2005      1.000          1.045               --

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.008          1.038               --
                                                       2005      1.000          1.008           28,174

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.034          1.115               --
                                                       2005      1.000          1.034               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.067          1.223               --
                                                       2005      1.000          1.067               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.043          1.104               --
                                                       2005      1.000          1.043               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.035          1.087               --
                                                       2005      1.000          1.035               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.005          1.013               --
                                                       2005      1.000          1.005           28,882

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.042          1.085               --
                                                       2005      1.000          1.042               --

                                      VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.110          1.275               --
                                                       2005      1.000          1.110               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266               --
                                                       2005      1.005          1.106               --

  Travelers Van Kampen Enterprise Subaccount
  (11/01)............................................  2006      1.070          1.108               --
                                                       2005      1.000          1.070               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (10/01).........................................  2007      1.079          1.233               --
                                                       2006      1.073          1.079               --
                                                       2005      1.000          1.073               --




                   VINTAGE 3 -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.074          1.148               --
                                                       2006      1.000          1.074               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.184          1.241               --
                                                       2005      1.148          1.184               --
                                                       2004      1.111          1.148               --
                                                       2003      1.000          1.111               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.242          1.295               --
                                                       2005      1.215          1.242           15,481
                                                       2004      1.119          1.215               --
                                                       2003      1.000          1.119               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.296          1.258               --
                                                       2005      1.155          1.296               --
                                                       2004      1.092          1.155               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.724          1.933          288,274
                                                       2006      1.465          1.724          170,686
                                                       2005      1.315          1.465          138,800
                                                       2004      1.186          1.315            4,145
                                                       2003      1.000          1.186               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.541          1.691          598,110
                                                       2006      1.432          1.541          756,627
                                                       2005      1.261          1.432          614,002
                                                       2004      1.148          1.261           23,636
                                                       2003      1.000          1.148               --

  American Funds Growth-Income Subaccount (Class 2)
  (10/01)............................................  2007      1.437          1.474          682,992
                                                       2006      1.277          1.437          647,499
                                                       2005      1.235          1.277          511,616
                                                       2004      1.145          1.235            6,576
                                                       2003      1.000          1.145               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.541          1.522               --
                                                       2005      1.335          1.541            2,675
                                                       2004      1.143          1.335               --
                                                       2003      1.000          1.143               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.534          1.987               --
                                                       2005      1.465          1.534           25,992
                                                       2004      1.142          1.465               --
                                                       2003      1.000          1.142               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.398               --
                                                       2005      1.197          1.289           13,773
                                                       2004      1.073          1.197               --
                                                       2003      0.996          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.430               --
                                                       2005      1.195          1.286           71,362
                                                       2004      1.066          1.195            4,448
                                                       2003      1.016          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (10/01)............................................  2007      1.598          1.834          283,744
                                                       2006      1.466          1.598          223,301
                                                       2005      1.284          1.466          226,642
                                                       2004      1.140          1.284               --
                                                       2003      1.000          1.140               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.844          2.078           41,849
                                                       2006      1.680          1.844           45,846
                                                       2005      1.457          1.680           48,387
                                                       2004      1.197          1.457               --
                                                       2003      1.000          1.197               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.188          1.204          219,247
                                                       2006      1.029          1.188           33,118
                                                       2005      0.984          1.029           10,894

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (10/01).......................  2007      1.410          1.531            7,579
                                                       2006      1.328          1.410            7,611
                                                       2005      1.297          1.328            7,574
                                                       2004      1.191          1.297            2,012
                                                       2003      1.000          1.191               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.326          1.534               --
                                                       2005      1.228          1.326          130,228
                                                       2004      1.116          1.228               --
                                                       2003      1.000          1.116               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.393          3.010           49,926
                                                       2006      1.913          2.393           49,845
                                                       2005      1.537          1.913           47,524
                                                       2004      1.261          1.537            2,013
                                                       2003      1.000          1.261               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/01)..................................  2007      1.736          1.957          217,252
                                                       2006      1.463          1.736          221,873
                                                       2005      1.359          1.463          234,426
                                                       2004      1.174          1.359            2,118
                                                       2003      1.000          1.174               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.398          1.663               --
                                                       2005      1.315          1.398           38,096
                                                       2004      1.160          1.315               --
                                                       2003      1.000          1.160               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (11/01)....................................  2007      1.626          1.933            5,354
                                                       2006      1.469          1.626            5,354
                                                       2005      1.342          1.469            5,354
                                                       2004      1.140          1.342               --
                                                       2003      1.000          1.140               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.336          1.490               --
                                                       2005      1.315          1.336           53,321
                                                       2004      1.172          1.315               --
                                                       2003      1.000          1.172               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (12/01)............................................  2007      1.258          1.336               --
                                                       2006      1.200          1.258               --
                                                       2005      1.156          1.200               --
                                                       2004      1.150          1.156               --
                                                       2003      1.000          1.150               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (10/01)............................................  2007      1.412          1.400          454,778
                                                       2006      1.329          1.412          459,914
                                                       2005      1.219          1.329          495,738
                                                       2004      1.135          1.219           19,728
                                                       2003      1.000          1.135               --

  LMPVET Appreciation Subaccount (Class I) (11/01)...  2007      1.358          1.438          304,880
                                                       2006      1.211          1.358          314,558
                                                       2005      1.188          1.211          327,014
                                                       2004      1.118          1.188           32,527
                                                       2003      1.000          1.118               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.333          1.329           15,551

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.227          1.262          230,129
                                                       2006      1.136          1.227          184,184
                                                       2005      1.116          1.136          127,298
                                                       2004      1.088          1.116               --
                                                       2003      1.000          1.088               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital Subaccount (10/02)..................  2007      1.340          1.333          303,263
                                                       2006      1.208          1.340          309,389
                                                       2005      1.174          1.208          309,581
                                                       2004      1.128          1.174           32,596
                                                       2003      1.000          1.128               --

  LMPVET Dividend Strategy Subaccount (10/01)........  2007      1.248          1.297           15,925
                                                       2006      1.083          1.248           16,417
                                                       2005      1.111          1.083           33,951
                                                       2004      1.100          1.111           18,420
                                                       2003      1.000          1.100               --

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.392          1.426               --
                                                       2006      1.237          1.392               --
                                                       2005      1.215          1.237               --
                                                       2004      1.129          1.215               --
                                                       2003      1.000          1.129               --

  LMPVET Fundamental Value Subaccount (Class I)
  (10/01)............................................  2007      1.441          1.425           16,977
                                                       2006      1.263          1.441           34,287
                                                       2005      1.234          1.263          101,643
                                                       2004      1.167          1.234           34,333
                                                       2003      1.000          1.167               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.436          1.472          351,744
                                                       2006      1.276          1.436          351,744
                                                       2005      1.226          1.276          339,461
                                                       2004      1.139          1.226               --
                                                       2003      1.000          1.139               --

  LMPVET International All Cap Opportunity Subaccount
  (11/01)............................................  2007      1.811          1.881               --
                                                       2006      1.473          1.811               --
                                                       2005      1.350          1.473               --
                                                       2004      1.172          1.350               --
                                                       2003      1.000          1.172               --

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.485          1.507          128,849
                                                       2006      1.285          1.485          132,038
                                                       2005      1.235          1.285          131,791
                                                       2004      1.146          1.235               --
                                                       2003      1.000          1.146               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/01)............................................  2007      1.202          1.236           74,046
                                                       2006      1.176          1.202          118,204
                                                       2005      1.144          1.176           64,894
                                                       2004      1.167          1.144           17,873
                                                       2003      1.000          1.167               --

  LMPVET Mid Cap Core Subaccount (Class I) (10/01)...  2007      1.481          1.550          104,182
                                                       2006      1.321          1.481          110,834
                                                       2005      1.248          1.321           95,001
                                                       2004      1.157          1.248               --
                                                       2003      1.000          1.157               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.297          1.313               --
                                                       2006      1.182          1.297           15,551
                                                       2005      1.169          1.182           15,551
                                                       2004      1.121          1.169               --
                                                       2003      1.000          1.121               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.568          1.684            6,306
                                                       2006      1.423          1.568            2,545
                                                       2005      1.389          1.423            2,675
                                                       2004      1.235          1.389               --
                                                       2003      1.000          1.235               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.001          0.991           40,090
                                                       2006      0.985          1.001           38,704
                                                       2005      0.985          0.985           38,446
                                                       2004      0.997          0.985           21,345
                                                       2003      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (10/01)............................................  2007      1.136          1.131               --
                                                       2006      1.103          1.136            3,078
                                                       2005      1.101          1.103           31,859
                                                       2004      1.056          1.101            2,754
                                                       2003      1.000          1.056               --

  LMPVIT High Income Subaccount (10/01)..............  2007      1.290          1.263          174,813
                                                       2006      1.190          1.290          333,905
                                                       2005      1.187          1.190          216,001
                                                       2004      1.100          1.187               --
                                                       2003      1.000          1.100               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (10/01).............  2007      1.004          1.029          578,684
                                                       2006      0.983          1.004          578,691
                                                       2005      0.978          0.983           19,548
                                                       2004      0.993          0.978               --
                                                       2003      1.000          0.993               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (11/01)..................................  2007      1.574          1.675               --
                                                       2006      1.427          1.574            3,743
                                                       2005      1.393          1.427            9,431
                                                       2004      1.233          1.393               --
                                                       2003      1.000          1.233               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.450          1.517               --
                                                       2006      1.257          1.450               --
                                                       2005      1.236          1.257               --
                                                       2004      1.169          1.236               --
                                                       2003      1.000          1.169               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/01)........  2007      1.488          1.560               --
                                                       2006      1.288          1.488               --
                                                       2005      1.238          1.288               --
                                                       2004      1.146          1.238               --
                                                       2003      1.000          1.146               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.448          1.501               --
                                                       2006      1.264          1.448           72,012
                                                       2005      1.253          1.264           64,314
                                                       2004      1.139          1.253           17,389
                                                       2003      1.000          1.139               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.621          1.783               --
                                                       2006      1.479          1.621          143,409
                                                       2005      1.399          1.479          164,595
                                                       2004      1.155          1.399            4,197
                                                       2003      1.000          1.155               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.505          1.574               --
                                                       2006      1.428          1.505               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.561          1.565               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.298           24,743
                                                       2006      1.265          1.342           13,100

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.759          1.703            4,905
                                                       2006      1.604          1.759           12,575

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.552          1.978           50,537
                                                       2006      1.522          1.552           44,328

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.239          1.092           28,876

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.084          454,045
                                                       2006      1.001          1.070          409,818

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.048          198,530
                                                       2006      1.002          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.310          1.432               --
                                                       2006      1.333          1.310               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.259          1.370            8,481
                                                       2006      1.275          1.259            8,483

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.966          2.054               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.374          1.445           42,730
                                                       2006      1.250          1.374           43,929

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.010           28,453
                                                       2006      1.003          1.214           43,448

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.114          1.174           66,024

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.433          1.469               --
                                                       2006      1.339          1.433               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.138          1.253               --
                                                       2006      1.087          1.138           29,175

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.192          223,961
                                                       2006      1.111          1.145           25,393

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970          230,578
                                                       2006      1.003          1.024          264,792

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.301          1.530           34,522
                                                       2006      1.339          1.301           36,177

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.043          1.082            1,125
                                                       2006      1.010          1.043           27,122

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.276          1.245              953
                                                       2006      1.247          1.276              956

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.285          1.305            3,406
                                                       2006      1.274          1.285           42,841

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.326          1.348           23,216
                                                       2006      1.299          1.326           23,323

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.064           14,451
                                                       2006      1.002          1.055           14,474

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.070               --
                                                       2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.069           48,407
                                                       2006      1.002          1.044           47,233

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.069           95,797
                                                       2006      1.002          1.049          211,972

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.069          105,914
                                                       2006      1.002          1.054          105,935

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.292          1.315          204,335
                                                       2006      1.215          1.292          374,296

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.085           81,028
                                                       2006      0.996          1.046           81,878

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.134               --
                                                       2006      0.998          1.063               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.090          1.109               --
                                                       2006      1.108          1.090           65,739
                                                       2005      1.111          1.108           61,897
                                                       2004      1.045          1.111            9,080
                                                       2003      1.000          1.045               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.064          1.130          624,178
                                                       2006      1.049          1.064          646,122
                                                       2005      1.048          1.049          500,643
                                                       2004      1.023          1.048           14,843
                                                       2003      1.000          1.023               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.343          1.447               --
                                                       2006      1.238          1.343               --
                                                       2005      1.182          1.238               --
                                                       2004      1.125          1.182               --
                                                       2003      1.000          1.125               --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.830          1.976               --
                                                       2006      1.467          1.830               --
                                                       2005      1.338          1.467               --
                                                       2004      1.179          1.338               --
                                                       2003      1.000          1.179               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      1.824          1.943               --
                                                       2006      1.592          1.824           42,921
                                                       2005      1.523          1.592           43,597
                                                       2004      1.235          1.523               --
                                                       2003      1.000          1.235               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.255          1.333               --
                                                       2005      1.181          1.255               --
                                                       2004      1.135          1.181               --
                                                       2003      1.000          1.135               --

  Travelers Equity Income Subaccount (11/01).........  2006      1.239          1.299               --
                                                       2005      1.214          1.239           97,181
                                                       2004      1.131          1.214            2,409
                                                       2003      1.000          1.131               --

  Travelers Large Cap Subaccount (10/01).............  2006      1.240          1.274               --
                                                       2005      1.168          1.240            3,548
                                                       2004      1.122          1.168            2,527
                                                       2003      1.000          1.122               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.104          1.171               --
                                                       2005      1.044          1.104               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.016          1.017               --
                                                       2005      1.000          1.016               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.085               --
                                                       2005      1.000          1.050          196,583

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.126               --
                                                       2005      1.017          1.083           70,772

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.045               --
                                                       2005      1.010          1.027           37,182

  Travelers Managed Income Subaccount (10/01)........  2006      1.023          1.010               --
                                                       2005      1.033          1.023           25,576
                                                       2004      1.028          1.033           23,953
                                                       2003      1.000          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.349          1.428               --
                                                       2005      1.232          1.349               --
                                                       2004      1.088          1.232               --
                                                       2003      1.000          1.088               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.269          1.339               --
                                                       2005      1.260          1.269           33,475
                                                       2004      1.131          1.260               --
                                                       2003      1.000          1.131               --

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.180          1.215               --
                                                       2005      1.173          1.180          164,360
                                                       2004      1.077          1.173               --
                                                       2003      1.000          1.077               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.160          1.250               --
                                                       2005      1.115          1.160           49,291
                                                       2004      0.972          1.115              233

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.400          1.604               --
                                                       2005      1.308          1.400            8,503
                                                       2004      1.157          1.308               --
                                                       2003      1.000          1.157               --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.265          1.339               --
                                                       2005      1.222          1.265               --
                                                       2004      1.126          1.222               --
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.035          1.087               --
                                                       2005      1.000          1.035           29,181

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.102          1.111               --
                                                       2005      1.089          1.102           44,273
                                                       2004      0.982          1.089               --

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.197          1.246               --
                                                       2005      1.201          1.197               --
                                                       2004      1.115          1.201               --
                                                       2003      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.110          1.275               --
                                                       2005      1.000          1.110            8,486

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.265               --
                                                       2005      1.005          1.106           13,105

  Travelers Van Kampen Enterprise Subaccount
  (11/01)............................................  2006      1.205          1.247               --
                                                       2005      1.144          1.205              327
                                                       2004      1.127          1.144               --
                                                       2003      1.000          1.127               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (10/01).........................................  2007      1.234          1.410               --
                                                       2006      1.228          1.234               --
                                                       2005      1.165          1.228               --
                                                       2004      1.114          1.165               --
                                                       2003      1.000          1.114               --




                   VINTAGE 3 -- SEPARATE ACCOUNT CHARGES 2.45%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.074          1.147                --
                                                       2006      1.000          1.074            19,132

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.251          1.310                --
                                                       2005      1.213          1.251            24,538
                                                       2004      1.175          1.213            24,538
                                                       2003      0.963          1.175            19,935
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.372          1.430                --
                                                       2005      1.344          1.372           108,963
                                                       2004      1.238          1.344           114,276
                                                       2003      0.960          1.238            88,029
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.352          1.310                --
                                                       2005      1.206          1.352            17,902
                                                       2004      1.141          1.206            36,520
                                                       2003      0.947          1.141            27,611
                                                       2002      1.000          0.947                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.882          2.109           693,439
                                                       2006      1.602          1.882           767,614
                                                       2005      1.439          1.602           810,358
                                                       2004      1.299          1.439           821,906
                                                       2003      0.984          1.299           579,425
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (10/01)............................................  2007      1.717          1.882         2,081,213
                                                       2006      1.596          1.717         2,486,964
                                                       2005      1.408          1.596         2,678,858
                                                       2004      1.282          1.408         2,649,329
                                                       2003      0.960          1.282         1,571,576
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (10/01)............................................  2007      1.569          1.608         1,950,156
                                                       2006      1.396          1.569         2,413,076
                                                       2005      1.352          1.396         3,051,032
                                                       2004      1.255          1.352         3,175,477
                                                       2003      0.971          1.255         2,119,583
                                                       2002      1.000          0.971                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.588          1.567                --
                                                       2005      1.377          1.588            54,696
                                                       2004      1.180          1.377             9,989
                                                       2003      0.968          1.180               785
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.763          2.281                --
                                                       2005      1.685          1.763           152,076
                                                       2004      1.314          1.685           154,464
                                                       2003      1.005          1.314           116,510
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.394                --
                                                       2005      1.196          1.286           240,849
                                                       2004      1.073          1.196           236,985
                                                       2003      1.000          1.073             2,903

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.283          1.426                --
                                                       2005      1.194          1.283           210,512
                                                       2004      1.066          1.194           203,476
                                                       2003      1.000          1.066               240

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (10/01)............................................  2007      1.735          1.990           299,750
                                                       2006      1.594          1.735           382,926
                                                       2005      1.397          1.594           390,681
                                                       2004      1.242          1.397           326,764
                                                       2003      0.991          1.242           213,718
                                                       2002      1.000          0.991                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.044          2.300           467,181
                                                       2006      1.864          2.044           571,869
                                                       2005      1.618          1.864           558,275
                                                       2004      1.330          1.618           480,220
                                                       2003      0.986          1.330           212,265
                                                       2002      1.000          0.986                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.186          1.201           116,300
                                                       2006      1.028          1.186            81,467
                                                       2005      0.984          1.028            20,402

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (10/01).......................  2007      1.530          1.661           280,988
                                                       2006      1.443          1.530           385,685
                                                       2005      1.411          1.443           380,206
                                                       2004      1.297          1.411           385,792
                                                       2003      0.968          1.297           328,001
                                                       2002      1.000          0.968                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.440          1.663                --
                                                       2005      1.334          1.440           685,220
                                                       2004      1.214          1.334           650,674
                                                       2003      0.994          1.214           458,930
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.720          3.418           107,297
                                                       2006      2.176          2.720           141,038
                                                       2005      1.750          2.176           148,890
                                                       2004      1.438          1.750           111,684
                                                       2003      1.000          1.438            44,071

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/01)..................................  2007      1.880          2.117           475,985
                                                       2006      1.586          1.880           616,998
                                                       2005      1.475          1.586           606,826
                                                       2004      1.275          1.475           576,751
                                                       2003      0.988          1.275           252,135
                                                       2002      1.000          0.988                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.514          1.800                --
                                                       2005      1.425          1.514            80,525
                                                       2004      1.259          1.425            25,772
                                                       2003      0.976          1.259             2,057
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (11/01)....................................  2007      1.837          2.181                --
                                                       2006      1.661          1.837            57,234
                                                       2005      1.519          1.661            74,724
                                                       2004      1.292          1.519            74,724
                                                       2003      0.983          1.292            61,684
                                                       2002      1.000          0.983                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.509          1.681                --
                                                       2005      1.487          1.509           208,887
                                                       2004      1.326          1.487           243,815
                                                       2003      1.000          1.326            85,338

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (12/01)............................................  2007      1.372          1.456                --
                                                       2006      1.310          1.372           164,233
                                                       2005      1.262          1.310           170,251
                                                       2004      1.258          1.262           170,523
                                                       2003      0.960          1.258           127,274
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (10/01)............................................  2007      1.549          1.534           479,555
                                                       2006      1.459          1.549           493,160
                                                       2005      1.339          1.459           729,215
                                                       2004      1.248          1.339           755,310
                                                       2003      0.951          1.248           826,554
                                                       2002      1.000          0.951                --

  LMPVET Appreciation Subaccount (Class I) (11/01)...  2007      1.437          1.520           397,618
                                                       2006      1.283          1.437           441,213
                                                       2005      1.260          1.283           603,538
                                                       2004      1.187          1.260           569,244
                                                       2003      0.977          1.187           501,351
                                                       2002      1.000          0.977                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.433          1.428           192,659

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.310          1.346           938,998
                                                       2006      1.215          1.310         1,424,589
                                                       2005      1.194          1.215         2,241,267
                                                       2004      1.165          1.194         2,807,996
                                                       2003      0.979          1.165         1,583,911
                                                       2002      1.000          0.979                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.473          1.464         1,522,263
                                                       2006      1.328          1.473         2,370,104
                                                       2005      1.293          1.328         3,298,723
                                                       2004      1.243          1.293         3,172,663
                                                       2003      0.969          1.243         1,911,734
                                                       2002      1.000          0.969                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (10/01)........  2007      1.312          1.363             4,210
                                                       2006      1.140          1.312            17,582
                                                       2005      1.170          1.140            33,405
                                                       2004      1.160          1.170            24,985
                                                       2003      0.963          1.160            20,788
                                                       2002      1.000          0.963                --

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.481          1.517            42,121
                                                       2006      1.319          1.481            80,310
                                                       2005      1.296          1.319            94,634
                                                       2004      1.205          1.296            86,299
                                                       2003      0.967          1.205            65,914
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (10/01)............................................  2007      1.608          1.588           444,372
                                                       2006      1.410          1.608           549,366
                                                       2005      1.379          1.410           774,686
                                                       2004      1.306          1.379           802,112
                                                       2003      0.965          1.306           799,789
                                                       2002      1.000          0.965                --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.554          1.590            68,301
                                                       2006      1.382          1.554           129,518
                                                       2005      1.329          1.382           403,854
                                                       2004      1.235          1.329           105,353
                                                       2003      0.962          1.235            57,917
                                                       2002      1.000          0.962                --

  LMPVET International All Cap Opportunity Subaccount
  (11/01)............................................  2007      1.888          1.959             3,739
                                                       2006      1.537          1.888             4,097
                                                       2005      1.410          1.537            16,587
                                                       2004      1.226          1.410            17,488
                                                       2003      0.985          1.226            14,449
                                                       2002      1.000          0.985                --

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.599          1.621           160,562
                                                       2006      1.386          1.599           166,778
                                                       2005      1.333          1.386           192,594
                                                       2004      1.238          1.333           201,989
                                                       2003      0.958          1.238           171,462
                                                       2002      1.000          0.958                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Large Cap Growth Subaccount (Class I)
  (10/01)............................................  2007      1.398          1.436           118,961
                                                       2006      1.370          1.398           270,336
                                                       2005      1.334          1.370           414,951
                                                       2004      1.362          1.334           450,163
                                                       2003      0.946          1.362           394,331
                                                       2002      1.000          0.946                --

  LMPVET Mid Cap Core Subaccount (Class I) (10/01)...  2007      1.578          1.649           150,310
                                                       2006      1.408          1.578           242,827
                                                       2005      1.332          1.408           309,128
                                                       2004      1.236          1.332           382,768
                                                       2003      0.976          1.236           311,907
                                                       2002      1.000          0.976                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.396          1.411                --
                                                       2006      1.274          1.396           254,913
                                                       2005      1.261          1.274           285,715
                                                       2004      1.210          1.261           190,222
                                                       2003      0.961          1.210            95,903
                                                       2002      1.000          0.961                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.783          1.913            82,049
                                                       2006      1.620          1.783            64,859
                                                       2005      1.583          1.620           138,098
                                                       2004      1.409          1.583           194,919
                                                       2003      0.969          1.409           117,984
                                                       2002      1.000          0.969                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      0.998          0.987           200,070
                                                       2006      0.982          0.998           235,963
                                                       2005      0.983          0.982           272,087
                                                       2004      0.996          0.983           302,874
                                                       2003      1.000          0.996            47,603

  LMPVIT Diversified Srategic Income Subaccount
  (10/01)............................................  2007      1.181          1.175            77,242
                                                       2006      1.148          1.181           127,382
                                                       2005      1.147          1.148           358,071
                                                       2004      1.101          1.147           358,207
                                                       2003      1.010          1.101           256,584
                                                       2002      1.000          1.010                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (10/01)..............  2007      1.465          1.433           328,773
                                                       2006      1.352          1.465           387,108
                                                       2005      1.351          1.352           595,783
                                                       2004      1.253          1.351           594,031
                                                       2003      1.007          1.253           579,482
                                                       2002      1.000          1.007                --

  LMPVIT Money Market Subaccount (10/01).............  2007      0.990          1.013           412,868
                                                       2006      0.969          0.990            66,380
                                                       2005      0.966          0.969           404,247
                                                       2004      0.982          0.966           451,070
                                                       2003      0.999          0.982           611,970
                                                       2002      1.000          0.999                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (11/01)..................................  2007      1.717          1.828                --
                                                       2006      1.559          1.717            59,358
                                                       2005      1.523          1.559            61,604
                                                       2004      1.350          1.523            66,918
                                                       2003      0.974          1.350            66,935
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.611          1.685                --
                                                       2006      1.397          1.611           120,568
                                                       2005      1.376          1.397           199,161
                                                       2004      1.302          1.376           206,538
                                                       2003      0.960          1.302           167,690
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Large Cap Value Subaccount (11/01)........  2007      1.562          1.638                --
                                                       2006      1.354          1.562            10,808
                                                       2005      1.302          1.354            10,808
                                                       2004      1.206          1.302            10,808
                                                       2003      0.969          1.206            10,808
                                                       2002      1.000          0.969                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.566          1.623                --
                                                       2006      1.369          1.566           431,779
                                                       2005      1.358          1.369           547,969
                                                       2004      1.236          1.358           590,460
                                                       2003      1.000          1.236           321,133

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.751          1.925                --
                                                       2006      1.599          1.751           451,481
                                                       2005      1.514          1.599           554,292
                                                       2004      1.251          1.514           527,627
                                                       2003      1.000          1.251           204,552

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.586          1.658                --
                                                       2006      1.506          1.586            60,552

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.644          1.647            38,942

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.339          1.294            48,721
                                                       2006      1.264          1.339            43,013

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.903          1.841           165,294
                                                       2006      1.737          1.903           152,141

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.597          2.033            64,312
                                                       2006      1.567          1.597            62,572

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.237          1.090                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.083           964,208
                                                       2006      1.001          1.070           967,168

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.066          1.046           595,006
                                                       2006      1.002          1.066                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.403          1.532            17,047
                                                       2006      1.428          1.403            21,137

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.257          1.366            38,130
                                                       2006      1.274          1.257            42,794

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.072          2.163            78,241

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.371          1.440            93,294
                                                       2006      1.248          1.371           103,063

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.213          1.009           145,905
                                                       2006      1.003          1.213           172,182

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.106          1.164           188,749

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.533          1.571            23,063
                                                       2006      1.434          1.533            70,779

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.136          1.251                --
                                                       2006      1.086          1.136             7,052

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.142          1.188           131,429
                                                       2006      1.109          1.142            95,308

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.023          0.968           570,479
                                                       2006      1.003          1.023           666,001

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.494          1.755            34,772
                                                       2006      1.539          1.494            32,432

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.086          1.124           623,922
                                                       2006      1.052          1.086           844,477

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.336          1.302                --
                                                       2006      1.307          1.336            39,617

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.342          1.361            62,372
                                                       2006      1.332          1.342            92,196

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.433          1.455           161,403
                                                       2006      1.405          1.433           304,154

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.062           228,027
                                                       2006      1.002          1.054                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.068                --
                                                       2006      1.001          1.037                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.067           180,959
                                                       2006      1.002          1.043           372,223

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.067           260,178
                                                       2006      1.002          1.048            66,061

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.067           100,782
                                                       2006      1.002          1.053           134,994

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.340          1.362           673,831
                                                       2006      1.261          1.340           830,941

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.045          1.084           475,635
                                                       2006      0.996          1.045           476,534

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.132            26,068
                                                       2006      0.998          1.063             5,309

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.083          1.101                --
                                                       2006      1.102          1.083           351,341
                                                       2005      1.106          1.102           625,434
                                                       2004      1.041          1.106           602,161
                                                       2003      1.000          1.041           397,814

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.075          1.141         1,364,338
                                                       2006      1.061          1.075         1,812,990
                                                       2005      1.061          1.061         2,382,012
                                                       2004      1.037          1.061         2,364,335
                                                       2003      1.012          1.037         1,779,865
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.469          1.582                --
                                                       2006      1.356          1.469                --
                                                       2005      1.295          1.356                --
                                                       2004      1.234          1.295                --
                                                       2003      0.958          1.234                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.929          2.083                --
                                                       2006      1.548          1.929           152,649
                                                       2005      1.414          1.548           118,435
                                                       2004      1.247          1.414           123,675
                                                       2003      0.994          1.247           141,914
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      2.100          2.236                --
                                                       2006      1.835          2.100            96,742
                                                       2005      1.756          1.835           120,574
                                                       2004      1.426          1.756            89,169
                                                       2003      0.977          1.426            48,389
                                                       2002      1.000          0.977                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.345          1.428                --
                                                       2005      1.268          1.345            89,524
                                                       2004      1.220          1.268            90,190
                                                       2003      0.967          1.220            89,135
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/01).........  2006      1.341          1.405                --
                                                       2005      1.315          1.341           283,797
                                                       2004      1.226          1.315           312,955
                                                       2003      0.958          1.226           228,153
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (10/01).............  2006      1.296          1.332                --
                                                       2005      1.222          1.296           106,339
                                                       2004      1.176          1.222           101,957
                                                       2003      0.966          1.176           100,664
                                                       2002      1.000          0.966                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.104          1.170                --
                                                       2005      1.044          1.104                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.015          1.016                --
                                                       2005      1.000          1.015                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.049          1.084                --
                                                       2005      1.000          1.049                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.082          1.125                --
                                                       2005      1.017          1.082             6,250

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.044                --
                                                       2005      1.010          1.027                --

  Travelers Managed Income Subaccount (10/01)........  2006      1.065          1.052                --
                                                       2005      1.077          1.065           933,401
                                                       2004      1.073          1.077           953,896
                                                       2003      1.014          1.073           888,204
                                                       2002      1.000          1.014                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.422          1.506                --
                                                       2005      1.301          1.422           117,889
                                                       2004      1.150          1.301           126,310
                                                       2003      0.973          1.150            85,949
                                                       2002      1.000          0.973                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.458          1.539                --
                                                       2005      1.450          1.458            34,070
                                                       2004      1.302          1.450            15,948
                                                       2003      0.974          1.302             5,936
                                                       2002      1.000          0.974                --

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.225          1.261                --
                                                       2005      1.219          1.225         1,484,978
                                                       2004      1.121          1.219         1,534,701
                                                       2003      0.986          1.121         1,669,877
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.158          1.248                --
                                                       2005      1.114          1.158            31,530
                                                       2004      0.972          1.114             8,026

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.516          1.737                --
                                                       2005      1.419          1.516           117,114
                                                       2004      1.256          1.419            68,612
                                                       2003      1.001          1.256            42,730
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.355          1.434                --
                                                       2005      1.310          1.355           111,025
                                                       2004      1.208          1.310           109,780
                                                       2003      1.000          1.208            15,008

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.034          1.086                --
                                                       2005      1.000          1.034                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.101          1.109                --
                                                       2005      1.088          1.101           128,571
                                                       2004      0.982          1.088            24,688

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.343          1.397                --
                                                       2005      1.348          1.343            39,402
                                                       2004      1.254          1.348            39,721
                                                       2003      0.969          1.254            36,786
                                                       2002      1.000          0.969                --

                                       VINTAGE 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.109          1.274                --
                                                       2005      1.000          1.109                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.264                --
                                                       2005      1.004          1.105                --

  Travelers Van Kampen Enterprise Subaccount
  (11/01)............................................  2006      1.263          1.307                --
                                                       2005      1.200          1.263            14,916
                                                       2004      1.184          1.200            11,065
                                                       2003      0.966          1.184            12,206
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (10/01).........................................  2007      1.316          1.502           117,177
                                                       2006      1.311          1.316           126,265
                                                       2005      1.245          1.311           135,330
                                                       2004      1.192          1.245           143,021
                                                       2003      0.959          1.192           139,962
                                                       2002      1.000          0.959                --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM VI Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Metropolitan Series Fund, Inc.-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios III, Inc.-Legg Mason Partners Variable Large Cap Value Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Investors Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

            CONDENSED FINANCIAL INFORMATION -- PORTFOLIO ARCHITECT 3

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

             PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.077          1.151                --
                                                       2006      1.000          1.077            59,545

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.025          1.075                --
                                                       2005      0.991          1.025           205,665
                                                       2004      0.956          0.991           326,881
                                                       2003      0.780          0.956           329,058
                                                       2002      1.142          0.780           360,945
                                                       2001      1.000          1.142            71,942

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.156          1.126                --
                                                       2005      1.028          1.156           345,897
                                                       2004      0.968          1.028           372,515
                                                       2003      0.801          0.968           394,719
                                                       2002      1.182          0.801           422,138
                                                       2001      1.000          1.182           170,836

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.929          2.171           582,844
                                                       2006      1.635          1.929           819,719
                                                       2005      1.463          1.635           935,404
                                                       2004      1.316          1.463         1,024,798
                                                       2003      0.993          1.316         1,046,278
                                                       2002      1.187          0.993         1,010,551
                                                       2001      1.000          1.187           198,467

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.663          1.830         1,865,686
                                                       2006      1.540          1.663         2,696,326
                                                       2005      1.353          1.540         3,020,263
                                                       2004      1.227          1.353         3,308,359
                                                       2003      0.916          1.227         2,615,035
                                                       2002      1.237          0.916         1,878,262
                                                       2001      1.000          1.237           983,277

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.501          1.544         2,446,252
                                                       2006      1.330          1.501         3,256,196
                                                       2005      1.282          1.330         4,072,523
                                                       2004      1.186          1.282         4,515,478
                                                       2003      0.914          1.186         4,287,113
                                                       2002      1.143          0.914         3,413,144
                                                       2001      1.000          1.143           514,638

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.287          1.272                --
                                                       2005      1.111          1.287            48,830
                                                       2004      0.949          1.111            48,121
                                                       2003      0.775          0.949            47,448
                                                       2002      1.000          0.775            13,963

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/02).............................................  2007      2.230          2.332                --
                                                       2006      1.717          2.230             3,768
                                                       2005      1.370          1.717             3,768
                                                       2004      1.119          1.370             3,768
                                                       2003      0.799          1.119             3,768
                                                       2002      1.000          0.799             3,768

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.690          2.196                --
                                                       2005      1.609          1.690           247,390
                                                       2004      1.250          1.609           316,497
                                                       2003      0.952          1.250           324,500
                                                       2002      1.000          0.952           254,096

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.138          1.194            23,617
                                                       2006      0.997          1.138            22,888
                                                       2005      0.975          0.997            40,547
                                                       2004      0.948          0.975            40,791
                                                       2003      0.798          0.948            48,092
                                                       2002      1.000          0.798                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.114          0.970            59,385
                                                       2006      1.096          1.114            62,792
                                                       2005      1.057          1.096           104,511
                                                       2004      0.969          1.057           104,238
                                                       2003      0.751          0.969            87,565
                                                       2002      1.000          0.751            30,660

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            50,359
                                                       2004      1.074          1.201            44,617
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294            14,965
                                                       2004      1.067          1.199            14,965
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.530          1.758            40,324
                                                       2006      1.402          1.530            49,696
                                                       2005      1.226          1.402           148,325
                                                       2004      1.087          1.226           173,596
                                                       2003      0.865          1.087           167,866
                                                       2002      1.000          0.865            98,257

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.380          1.443                --
                                                       2006      1.238          1.380                --
                                                       2005      1.047          1.238                --
                                                       2004      1.055          1.047                --
                                                       2003      0.862          1.055                --
                                                       2002      1.000          0.862                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.796          2.030           301,233
                                                       2006      1.631          1.796           391,565
                                                       2005      1.411          1.631           355,930
                                                       2004      1.155          1.411           314,692
                                                       2003      0.853          1.155           255,006
                                                       2002      1.000          0.853           148,547

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.233          1.430                --
                                                       2005      1.138          1.233           492,496
                                                       2004      1.031          1.138           486,766
                                                       2003      0.841          1.031           406,480
                                                       2002      1.000          0.841           111,997

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.760          3.482            68,164
                                                       2006      2.199          2.760            82,643
                                                       2005      1.761          2.199            41,387
                                                       2004      1.442          1.761            34,887
                                                       2003      1.000          1.442            22,887

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.747          1.976           628,651
                                                       2006      1.469          1.747           742,987
                                                       2005      1.361          1.469           810,097
                                                       2004      1.172          1.361           886,919
                                                       2003      0.904          1.172           503,783
                                                       2002      1.134          0.904           319,815
                                                       2001      1.000          1.134            47,591

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.237          1.477                --
                                                       2005      1.160          1.237           139,787
                                                       2004      1.020          1.160            70,887
                                                       2003      0.788          1.020            27,006
                                                       2002      1.000          0.788            17,719

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.057          1.080                --
                                                       2005      1.065          1.057                --
                                                       2004      0.988          1.065                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.135          1.171                --
                                                       2005      1.076          1.135             2,009
                                                       2004      1.015          1.076            11,325
                                                       2003      0.911          1.015            12,720
                                                       2002      1.000          0.911             4,844

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.163          1.387                --
                                                       2006      1.117          1.163                --
                                                       2005      1.015          1.117                --
                                                       2004      0.907          1.015                --
                                                       2003      0.733          0.907                --
                                                       2002      1.000          0.733                --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.017          1.212            27,371
                                                       2006      0.962          1.017            27,384
                                                       2005      0.880          0.962            37,943
                                                       2004      0.894          0.880            37,960
                                                       2003      0.623          0.894            36,011
                                                       2002      1.000          0.623                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.095          1.173            10,594
                                                       2006      0.947          1.095            18,390
                                                       2005      0.916          0.947            18,393
                                                       2004      0.894          0.916            18,396
                                                       2003      0.738          0.894            17,668
                                                       2002      1.000          0.738            17,318

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.525          1.705                --
                                                       2005      1.497          1.525            16,382
                                                       2004      1.330          1.497             6,366
                                                       2003      1.000          1.330             4,618

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.370          1.317         1,456,630

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.412          1.458           836,599

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.351          1.388           210,413
                                                       2006      1.198          1.351           214,203
                                                       2005      1.173          1.198           401,863
                                                       2004      1.086          1.173           474,749
                                                       2003      0.867          1.086           389,159
                                                       2002      1.141          0.867           162,856
                                                       2001      1.000          1.141                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.588          1.517           981,774

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.448          1.474           538,429
                                                       2006      1.250          1.448           410,082
                                                       2005      1.197          1.250           503,864
                                                       2004      1.107          1.197           545,432
                                                       2003      0.854          1.107           636,125
                                                       2002      1.133          0.854           526,307
                                                       2001      1.000          1.133            14,994

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.351          1.348           479,695

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.499          1.616           151,441
                                                       2006      1.357          1.499           167,807
                                                       2005      1.320          1.357           187,911
                                                       2004      1.171          1.320           249,354
                                                       2003      0.802          1.171           295,575
                                                       2002      1.255          0.802           244,170
                                                       2001      1.000          1.255            22,533

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.164          1.264                --
                                                       2006      1.103          1.164                --
                                                       2005      1.078          1.103                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          1.004               699
                                                       2006      0.991          1.011             8,782
                                                       2005      0.989          0.991             8,759
                                                       2004      0.997          0.989            19,753
                                                       2003      1.000          0.997               579

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.411          1.478                --
                                                       2006      1.219          1.411           532,481
                                                       2005      1.196          1.219           679,420
                                                       2004      1.127          1.196           840,635
                                                       2003      0.827          1.127           867,910
                                                       2002      1.127          0.827           838,091
                                                       2001      1.000          1.127            74,887

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.169          1.216                --
                                                       2006      1.145          1.169            26,832
                                                       2005      1.111          1.145            25,564
                                                       2004      1.128          1.111            25,077
                                                       2003      0.797          1.128            24,323
                                                       2002      1.000          0.797             4,749

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (1/00).............................................  2007      1.297          1.341                --
                                                       2006      1.192          1.297               192
                                                       2005      1.107          1.192             5,241
                                                       2004      1.035          1.107             5,464
                                                       2003      0.754          1.035             5,467
                                                       2002      1.000          0.754                --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.206          1.258                --
                                                       2006      1.095          1.206             4,227
                                                       2005      1.079          1.095             4,232
                                                       2004      1.016          1.079             4,237
                                                       2003      0.797          1.016             2,931
                                                       2002      1.000          0.797                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.589          1.649                --
                                                       2006      1.383          1.589           997,101
                                                       2005      1.368          1.383         1,032,878
                                                       2004      1.239          1.368         1,022,255
                                                       2003      1.000          1.239           136,043

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.777          1.956                --
                                                       2006      1.616          1.777           722,058
                                                       2005      1.524          1.616           770,368
                                                       2004      1.254          1.524           681,732
                                                       2003      1.000          1.254           241,207

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.092          1.125                --
                                                       2005      1.073          1.092                --
                                                       2004      1.014          1.073                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.350          1.403           111,126
                                                       2006      1.423          1.350           132,174

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.388          1.397           126,536
                                                       2006      1.321          1.388           207,211

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.398          1.463                --
                                                       2006      1.324          1.398           194,032

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.451          1.458           161,302

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.348          1.308             1,990
                                                       2006      1.269          1.348                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.626          1.579           372,599
                                                       2006      1.480          1.626           401,066

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.300          1.661            44,616
                                                       2006      1.272          1.300            48,840

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.246          1.101             1,179

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.186          1.235                --
                                                       2006      1.125          1.186                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.316          1.378           147,688
                                                       2006      1.260          1.316           155,315

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.074          1.094           212,282
                                                       2006      1.001          1.074           224,507

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.053         1,029,083
                                                       2006      1.002          1.069            22,304

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.326          1.454             8,822
                                                       2006      1.346          1.326            10,530

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.265          1.380                --
                                                       2006      1.278          1.265                --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.318          2.912             3,768

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.945          2.036           149,493

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.385          1.461            36,023
                                                       2006      1.257          1.385            38,618

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.015           309,878
                                                       2006      1.003          1.216           463,464

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.124          1.186           219,812

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.556          1.600            66,482
                                                       2006      1.451          1.556            49,808

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.143          1.260                --
                                                       2006      1.090          1.143             1,179

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.154          1.206            31,213
                                                       2006      1.117          1.154            49,260

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.974           484,443
                                                       2006      1.003          1.026            92,023

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.854          1.007           239,320
                                                       2006      0.877          0.854           249,302

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.153          1.187            30,422

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.006          1.035           396,878
                                                       2006      0.987          1.006           511,478

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.203          1.136            48,315

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.214          1.236           172,811
                                                       2006      1.201          1.214           208,263

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.447          1.475           296,230
                                                       2006      1.415          1.447           416,557

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.069                --
                                                       2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.075                --
                                                       2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.074                --
                                                       2006      1.002          1.046             8,483

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.075           457,885
                                                       2006      1.002          1.051           277,823

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074                --
                                                       2006      1.002          1.056                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.385          1.413         1,631,986
                                                       2006      1.299          1.385         2,183,298

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.048          1.091           226,068
                                                       2006      0.996          1.048           209,841

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.139           214,780
                                                       2006      0.998          1.066           242,475

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.143          1.185                --
                                                       2006      1.080          1.143                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.064          1.089                --
                                                       2006      1.031          1.064               733

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.980          0.987                --
                                                       2005      0.972          0.980           120,340
                                                       2004      0.982          0.972           320,499
                                                       2003      0.995          0.982           486,707
                                                       2002      1.000          0.995           187,176

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.108          1.323                --
                                                       2005      1.069          1.108             2,792
                                                       2004      0.986          1.069                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.099          1.119                --
                                                       2006      1.113          1.099           296,640
                                                       2005      1.113          1.113           334,031
                                                       2004      1.043          1.113           366,107
                                                       2003      1.000          1.043           162,740

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.156          1.232         3,084,133
                                                       2006      1.137          1.156         3,174,353
                                                       2005      1.132          1.137         3,743,613
                                                       2004      1.102          1.132         5,138,114
                                                       2003      1.071          1.102         5,603,583
                                                       2002      1.002          1.071         4,649,600
                                                       2001      1.000          1.002           359,558

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.325          1.432             8,375
                                                       2006      1.218          1.325             8,375
                                                       2005      1.159          1.218             8,375
                                                       2004      1.100          1.159           155,269
                                                       2003      0.850          1.100           172,684
                                                       2002      1.233          0.850            67,678
                                                       2001      1.000          1.233                --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.809          1.955                --
                                                       2006      1.445          1.809           142,465
                                                       2005      1.315          1.445           208,427
                                                       2004      1.155          1.315           245,992
                                                       2003      0.917          1.155           262,993
                                                       2002      1.137          0.917           209,372
                                                       2001      1.000          1.137             4,558

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      2.135          2.276                --
                                                       2006      1.858          2.135           238,183
                                                       2005      1.771          1.858           308,379
                                                       2004      1.433          1.771           400,281
                                                       2003      0.977          1.433           407,261
                                                       2002      1.220          0.977           286,310
                                                       2001      1.000          1.220            98,292

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.266          1.346                --
                                                       2005      1.189          1.266            23,272
                                                       2004      1.139          1.189           101,154
                                                       2003      0.899          1.139           100,587
                                                       2002      1.206          0.899            99,352
                                                       2001      1.000          1.206            12,840

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.184          1.260                --
                                                       2005      1.204          1.184           159,648
                                                       2004      1.156          1.204           127,245
                                                       2003      0.935          1.156           108,925
                                                       2002      1.000          0.935            26,056

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.304          1.423                --
                                                       2005      1.184          1.304           144,007
                                                       2004      1.038          1.184           142,087
                                                       2003      0.792          1.038           112,878
                                                       2002      1.000          0.792            53,735

  Travelers Equity Income Subaccount (11/01).........  2006      1.348          1.415                --
                                                       2005      1.317          1.348           528,779
                                                       2004      1.224          1.317           611,967
                                                       2003      0.952          1.224           607,249
                                                       2002      1.129          0.952           397,607
                                                       2001      1.000          1.129            10,873

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.290          1.321                --
                                                       2005      1.284          1.290           246,383
                                                       2004      1.187          1.284           221,187
                                                       2003      0.990          1.187           218,017
                                                       2002      1.000          0.990            87,108

  Travelers Federated Stock Subaccount (9/02)........  2006      1.091          1.128                --
                                                       2005      1.058          1.091               550
                                                       2004      0.977          1.058               551
                                                       2003      0.781          0.977               553
                                                       2002      1.000          0.781                --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (10/01).............  2006      1.167          1.201                --
                                                       2005      1.096          1.167           113,401
                                                       2004      1.050          1.096           141,124
                                                       2003      0.860          1.050           147,137
                                                       2002      1.137          0.860            95,934
                                                       2001      1.000          1.137             8,222

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175                --
                                                       2005      1.045          1.107                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.020                --
                                                       2005      1.000          1.018                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088                --
                                                       2005      1.000          1.052                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130                --
                                                       2005      1.017          1.085                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.047                --
                                                       2005      1.011          1.029                --

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.249          1.324                --
                                                       2005      1.137          1.249           223,030
                                                       2004      1.002          1.137           248,325
                                                       2003      0.844          1.002           264,799
                                                       2002      1.151          0.844           226,138
                                                       2001      1.000          1.151            20,414

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.830          0.877                --
                                                       2005      0.822          0.830           279,928
                                                       2004      0.736          0.822            33,092
                                                       2003      0.548          0.736            29,675
                                                       2002      1.000          0.548             4,683

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.261          1.299                --
                                                       2005      1.250          1.261         2,554,221
                                                       2004      1.144          1.250         2,980,414
                                                       2003      1.002          1.144         2,969,160
                                                       2002      1.080          1.002         2,625,598
                                                       2001      1.000          1.080           476,441

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.165          1.257                --
                                                       2005      1.117          1.165            28,462
                                                       2004      0.972          1.117            14,572

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.290          1.480                --
                                                       2005      1.202          1.290           467,418
                                                       2004      1.060          1.202           421,402
                                                       2003      0.842          1.060           377,074
                                                       2002      1.000          0.842            10,138

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.370          1.451                --
                                                       2005      1.319          1.370             7,103
                                                       2004      1.212          1.319             3,681
                                                       2003      1.000          1.212                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090                --
                                                       2005      1.000          1.037                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.108          1.117                --
                                                       2005      1.091          1.108            67,722
                                                       2004      0.982          1.091             7,038

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.113          1.101                --
                                                       2005      1.118          1.113            72,091
                                                       2004      1.104          1.118            69,611
                                                       2003      1.054          1.104            74,097
                                                       2002      1.000          1.054            20,923

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.047          1.091                --
                                                       2005      1.047          1.047           241,361
                                                       2004      0.970          1.047           326,300
                                                       2003      0.747          0.970           343,430
                                                       2002      1.148          0.747           286,272
                                                       2001      1.000          1.148            85,438

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278                --
                                                       2005      1.000          1.112                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269                --
                                                       2005      1.005          1.108                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.071          1.031                --
                                                       2005      1.048          1.071               687
                                                       2004      0.984          1.048                --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.307          1.250           291,557
                                                       2006      1.149          1.307           318,105
                                                       2005      1.127          1.149           406,718
                                                       2004      0.979          1.127           367,381
                                                       2003      0.764          0.979           277,386
                                                       2002      1.000          0.764            94,785

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.000          1.102             1,803
                                                       2006      0.956          1.000             2,074
                                                       2005      0.904          0.956             2,096
                                                       2004      0.889          0.904             1,002
                                                       2003      0.722          0.889               899
                                                       2002      1.000          0.722                --




             PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.076          1.151               --
                                                       2006      1.000          1.076               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.191          1.249               --
                                                       2005      1.152          1.191               --
                                                       2004      1.112          1.152               --
                                                       2003      1.000          1.112               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.738          1.955          202,396
                                                       2006      1.474          1.738          206,289
                                                       2005      1.319          1.474          178,975
                                                       2004      1.187          1.319           99,580
                                                       2003      1.000          1.187           75,501

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.554          1.710          395,960
                                                       2006      1.440          1.554          394,098
                                                       2005      1.266          1.440          390,697
                                                       2004      1.149          1.266          222,148
                                                       2003      1.000          1.149           87,646

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.449          1.490          245,074
                                                       2006      1.284          1.449          242,898
                                                       2005      1.239          1.284          226,936
                                                       2004      1.147          1.239          125,019
                                                       2003      1.000          1.147           87,906

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551           73,784
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/02).............................................  2007      2.433          2.545               --
                                                       2006      1.875          2.433               --
                                                       2005      1.496          1.875               --
                                                       2004      1.223          1.496               --
                                                       2003      1.000          1.223               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.334          1.399               --
                                                       2006      1.169          1.334               --
                                                       2005      1.144          1.169               --
                                                       2004      1.112          1.144               --
                                                       2003      1.000          1.112               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.318          1.148               --
                                                       2006      1.297          1.318               --
                                                       2005      1.252          1.297               --
                                                       2004      1.148          1.252               --
                                                       2003      1.000          1.148               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295           12,858
                                                       2004      1.074          1.201               --
                                                       2003      0.996          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.439               --
                                                       2005      1.199          1.293           19,763
                                                       2004      1.067          1.199               --
                                                       2003      1.016          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.603          1.842               --
                                                       2006      1.469          1.603               --
                                                       2005      1.286          1.469               --
                                                       2004      1.141          1.286               --
                                                       2003      1.000          1.141               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.444          1.509               --
                                                       2006      1.295          1.444               --
                                                       2005      1.096          1.295               --
                                                       2004      1.105          1.096               --
                                                       2003      1.000          1.105               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.860          2.101           38,451
                                                       2006      1.690          1.860           17,859
                                                       2005      1.462          1.690           20,828
                                                       2004      1.198          1.462            4,757
                                                       2003      1.000          1.198               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334          122,543
                                                       2004      1.117          1.232            8,209
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.414          3.044           15,261
                                                       2006      1.924          2.414           11,817
                                                       2005      1.542          1.924           12,852
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.750          1.979          117,193
                                                       2006      1.472          1.750           87,893
                                                       2005      1.364          1.472           60,925
                                                       2004      1.175          1.364               --
                                                       2003      1.000          1.175               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.057          1.078               --
                                                       2005      1.065          1.057               --
                                                       2004      0.988          1.065               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.204          1.241               --
                                                       2005      1.142          1.204               --
                                                       2004      1.077          1.142               --
                                                       2003      1.000          1.077               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.431          1.705               --
                                                       2006      1.374          1.431               --
                                                       2005      1.249          1.374               --
                                                       2004      1.117          1.249               --
                                                       2003      1.000          1.117               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.362          1.623               --
                                                       2006      1.290          1.362               --
                                                       2005      1.181          1.290               --
                                                       2004      1.199          1.181               --
                                                       2003      1.000          1.199               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.395          1.494               --
                                                       2006      1.208          1.395               --
                                                       2005      1.168          1.208               --
                                                       2004      1.141          1.168               --
                                                       2003      1.000          1.141               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344           62,492
                                                       2004      1.173          1.320               --
                                                       2003      1.000          1.173               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.473          1.415          102,982

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.409          1.453           26,682

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.403          1.442            3,571
                                                       2006      1.245          1.403            3,933
                                                       2005      1.219          1.245            3,933
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.510          1.441           74,293

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.498          1.523               --
                                                       2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.252          1.250           12,773

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.581          1.703           13,190
                                                       2006      1.432          1.581           11,063
                                                       2005      1.394          1.432           11,063
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.162          1.262               --
                                                       2006      1.102          1.162               --
                                                       2005      1.028          1.102               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.010          1.002           29,487
                                                       2006      0.990          1.010           35,282
                                                       2005      0.988          0.990           33,655
                                                       2004      0.997          0.988           31,864
                                                       2003      1.000          0.997            2,406

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.462          1.532               --
                                                       2006      1.264          1.462               --
                                                       2005      1.241          1.264           37,563
                                                       2004      1.170          1.241           37,563
                                                       2003      1.000          1.170               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.203          1.251               --
                                                       2006      1.179          1.203               --
                                                       2005      1.144          1.179               --
                                                       2004      1.162          1.144               --
                                                       2003      1.000          1.162               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (1/00).............................................  2007      1.432          1.480               --
                                                       2006      1.316          1.432               --
                                                       2005      1.223          1.316               --
                                                       2004      1.145          1.223               --
                                                       2003      1.000          1.145               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.334          1.391               --
                                                       2006      1.212          1.334               --
                                                       2005      1.194          1.212               --
                                                       2004      1.125          1.194               --
                                                       2003      1.000          1.125               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.461          1.515               --
                                                       2006      1.272          1.461           95,093
                                                       2005      1.258          1.272          102,438
                                                       2004      1.140          1.258               --
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.635          1.799               --
                                                       2006      1.488          1.635           81,354
                                                       2005      1.404          1.488           85,822
                                                       2004      1.156          1.404           25,827
                                                       2003      1.000          1.156               --

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.091          1.124               --
                                                       2005      1.073          1.091               --
                                                       2004      1.014          1.073               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.523          1.581               --
                                                       2006      1.604          1.523               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.273          1.281               --
                                                       2006      1.212          1.273               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.518          1.589               --
                                                       2006      1.438          1.518               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.576          1.582               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.347          1.306               --
                                                       2006      1.268          1.347               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.774          1.722           88,740
                                                       2006      1.615          1.774           60,876

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.565          2.000           62,425
                                                       2006      1.532          1.565           68,066

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.245          1.100               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.184          1.233               --
                                                       2006      1.124          1.184               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.254          1.312               --
                                                       2006      1.201          1.254               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.074          1.093               --
                                                       2006      1.001          1.074               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.052          108,317
                                                       2006      1.002          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.321          1.448               --
                                                       2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.264          1.379               --
                                                       2006      1.278          1.264               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.529          3.176               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.984          2.077               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.384          1.458           88,542
                                                       2006      1.256          1.384           92,720

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.014           22,429
                                                       2006      1.003          1.216               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.124          1.186           34,245

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.445          1.485               --
                                                       2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.142          1.259               --
                                                       2006      1.089          1.142               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.153          1.203            7,102
                                                       2006      1.116          1.153            7,102

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.974          101,972
                                                       2006      1.003          1.025           86,232

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.312          1.546               --
                                                       2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.067          1.099               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.017          1.046            9,494
                                                       2006      0.998          1.017               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.334          1.259               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.296          1.319               --
                                                       2006      1.283          1.296               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.337          1.362               --
                                                       2006      1.308          1.337               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.068               --
                                                       2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.039          1.074               --
                                                       2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.073               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.074               --
                                                       2006      1.002          1.051               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074               --
                                                       2006      1.002          1.056               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.303          1.329          165,820
                                                       2006      1.223          1.303          256,940

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.090           18,153
                                                       2006      0.996          1.047           18,153

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.065          1.138               --
                                                       2006      0.998          1.065               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.142          1.184               --
                                                       2006      1.078          1.142               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.062          1.087               --
                                                       2006      1.030          1.062               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.991          0.998               --
                                                       2005      0.984          0.991               --
                                                       2004      0.994          0.984               --
                                                       2003      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.107          1.321               --
                                                       2005      1.069          1.107               --
                                                       2004      0.986          1.069               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.099          1.120               --
                                                       2006      1.115          1.099           34,618
                                                       2005      1.115          1.115           36,177
                                                       2004      1.046          1.115           24,973
                                                       2003      1.000          1.046            4,700

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.073          1.143          337,157
                                                       2006      1.056          1.073          356,978
                                                       2005      1.052          1.056          359,661
                                                       2004      1.024          1.052          191,473
                                                       2003      1.000          1.024           10,207

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.355          1.463               --
                                                       2006      1.246          1.355               --
                                                       2005      1.186          1.246               --
                                                       2004      1.126          1.186               --
                                                       2003      1.000          1.126               --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.845          1.995               --
                                                       2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      1.839          1.961               --
                                                       2006      1.601          1.839           13,289
                                                       2005      1.528          1.601           13,871
                                                       2004      1.236          1.528            1,314
                                                       2003      1.000          1.236            1,436

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.128          1.201               --
                                                       2005      1.148          1.128               --
                                                       2004      1.103          1.148               --
                                                       2003      1.000          1.103               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.471          1.604               --
                                                       2005      1.336          1.471               --
                                                       2004      1.172          1.336               --
                                                       2003      1.000          1.172               --

  Travelers Equity Income Subaccount (11/01).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246               --
                                                       2004      1.132          1.218               --
                                                       2003      1.000          1.132               --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.184          1.212               --
                                                       2005      1.179          1.184               --
                                                       2004      1.091          1.179               --
                                                       2003      1.000          1.091               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated Stock Subaccount (9/02)........  2006      1.280          1.323               --
                                                       2005      1.241          1.280               --
                                                       2004      1.146          1.241               --
                                                       2003      1.000          1.146               --

  Travelers Large Cap Subaccount (10/01).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174               --
                                                       2005      1.045          1.106               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.020               --
                                                       2005      1.000          1.017               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129               --
                                                       2005      1.017          1.084               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.047               --
                                                       2005      1.011          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.187          1.223               --
                                                       2005      1.177          1.187          262,473
                                                       2004      1.078          1.177          104,798
                                                       2003      1.000          1.078           81,699

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.164          1.256               --
                                                       2005      1.117          1.164           97,398
                                                       2004      0.972          1.117               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408           63,679
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273           24,893
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089               --
                                                       2005      1.000          1.036               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.107          1.116               --
                                                       2005      1.091          1.107            7,102
                                                       2004      0.982          1.091               --

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.031          1.020               --
                                                       2005      1.036          1.031               --
                                                       2004      1.024          1.036               --
                                                       2003      1.000          1.024               --

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268               --
                                                       2005      1.005          1.107               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.070          1.030               --
                                                       2005      1.047          1.070               --
                                                       2004      0.984          1.047               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.513          1.447               --
                                                       2006      1.332          1.513               --
                                                       2005      1.306          1.332               --
                                                       2004      1.136          1.306               --
                                                       2003      1.000          1.136               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.271          1.400               --
                                                       2006      1.216          1.271               --
                                                       2005      1.151          1.216               --
                                                       2004      1.133          1.151               --
                                                       2003      1.000          1.133               --




             PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.149                 --
                                                       2006      1.000          1.075             27,764

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.258          1.319                 --
                                                       2005      1.218          1.258             27,570
                                                       2004      1.178          1.218             33,748
                                                       2003      0.963          1.178             26,411
                                                       2002      1.000          0.963                 --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.360          1.321                 --
                                                       2005      1.211          1.360            468,337
                                                       2004      1.143          1.211            459,945
                                                       2003      0.948          1.143            168,663
                                                       2002      1.000          0.948                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.898          2.131          5,003,635
                                                       2006      1.612          1.898          5,800,969
                                                       2005      1.445          1.612          6,040,065
                                                       2004      1.302          1.445          5,306,790
                                                       2003      0.984          1.302          2,711,712
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.730          1.901         13,986,809
                                                       2006      1.606          1.730         18,281,097
                                                       2005      1.413          1.606         20,721,963
                                                       2004      1.285          1.413         18,572,237
                                                       2003      0.960          1.285         10,866,088
                                                       2002      1.000          0.960                 --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.582          1.625         15,335,981
                                                       2006      1.404          1.582         20,782,470
                                                       2005      1.357          1.404         24,301,428
                                                       2004      1.257          1.357         22,621,936
                                                       2003      0.971          1.257         13,557,952
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.597          1.577                 --
                                                       2005      1.382          1.597            178,408
                                                       2004      1.183          1.382             70,171
                                                       2003      0.968          1.183             62,961
                                                       2002      1.000          0.968                 --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/02).............................................  2007      2.716          2.840                 --
                                                       2006      2.096          2.716                 --
                                                       2005      1.676          2.096                 --
                                                       2004      1.372          1.676                 --
                                                       2003      0.981          1.372                 --
                                                       2002      1.000          0.981                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.773          2.300                 --
                                                       2005      1.692          1.773            636,759
                                                       2004      1.317          1.692            544,495
                                                       2003      1.005          1.317            376,157
                                                       2002      1.000          1.005                 --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.373          1.438            145,604
                                                       2006      1.206          1.373            236,722
                                                       2005      1.181          1.206            238,225
                                                       2004      1.150          1.181            213,398
                                                       2003      0.971          1.150            136,435
                                                       2002      1.000          0.971                 --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.437          1.249            141,414
                                                       2006      1.416          1.437            189,330
                                                       2005      1.369          1.416            271,418
                                                       2004      1.257          1.369            286,185
                                                       2003      0.976          1.257            230,557
                                                       2002      1.000          0.976                 --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401                 --
                                                       2005      1.199          1.291            526,467
                                                       2004      1.073          1.199            434,954
                                                       2003      1.000          1.073             14,159

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.433                 --
                                                       2005      1.197          1.289            593,796
                                                       2004      1.067          1.197            372,299
                                                       2003      1.000          1.067             10,036

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.738          1.993            913,450
                                                       2006      1.595          1.738          1,129,737
                                                       2005      1.398          1.595          1,074,568
                                                       2004      1.242          1.398            914,280
                                                       2003      0.991          1.242            597,035
                                                       2002      1.000          0.991                 --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.514          1.580             35,856
                                                       2006      1.361          1.514             65,581
                                                       2005      1.153          1.361            100,320
                                                       2004      1.164          1.153             25,701
                                                       2003      0.953          1.164             24,304
                                                       2002      1.000          0.953                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.061          2.324          2,416,516
                                                       2006      1.875          2.061          3,138,337
                                                       2005      1.625          1.875          3,596,046
                                                       2004      1.333          1.625          3,135,990
                                                       2003      0.986          1.333          1,911,507
                                                       2002      1.000          0.986                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.448          1.676                 --
                                                       2005      1.340          1.448          6,323,482
                                                       2004      1.217          1.340          5,186,994
                                                       2003      0.994          1.217          3,312,164
                                                       2002      1.000          0.994                 --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.740          3.450            827,068
                                                       2006      2.188          2.740            975,031
                                                       2005      1.756          2.188          1,150,213
                                                       2004      1.440          1.756            862,804
                                                       2003      1.000          1.440            368,517

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.895          2.139          2,694,952
                                                       2006      1.596          1.895          3,846,907
                                                       2005      1.481          1.596          4,394,621
                                                       2004      1.278          1.481          3,889,690
                                                       2003      0.989          1.278          2,193,501
                                                       2002      1.000          0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.524          1.815                 --
                                                       2005      1.431          1.524            923,889
                                                       2004      1.262          1.431            431,766
                                                       2003      0.976          1.262             87,223
                                                       2002      1.000          0.976                 --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.054          1.075                 --
                                                       2005      1.064          1.054             42,050
                                                       2004      0.988          1.064             12,906

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.232          1.270                 --
                                                       2005      1.170          1.232            891,629
                                                       2004      1.105          1.170            876,533
                                                       2003      0.994          1.105            675,884
                                                       2002      1.000          0.994                 --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.555          1.850              9,040
                                                       2006      1.496          1.555             23,329
                                                       2005      1.362          1.496             28,557
                                                       2004      1.219          1.362             30,040
                                                       2003      0.988          1.219             34,672
                                                       2002      1.000          0.988                 --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.529          1.819             24,735
                                                       2006      1.450          1.529             32,153
                                                       2005      1.330          1.450             39,928
                                                       2004      1.352          1.330             40,404
                                                       2003      0.944          1.352             31,662
                                                       2002      1.000          0.944                 --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.441          1.541             57,507
                                                       2006      1.250          1.441             81,883
                                                       2005      1.211          1.250            130,363
                                                       2004      1.185          1.211            127,226
                                                       2003      0.980          1.185            190,179
                                                       2002      1.000          0.980                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.517          1.693                 --
                                                       2005      1.492          1.517            808,709
                                                       2004      1.328          1.492            733,265
                                                       2003      1.000          1.328            316,143

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.614          1.549          7,883,916

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.490          1.535          3,101,689

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.493          1.532          2,327,074
                                                       2006      1.327          1.493          2,504,987
                                                       2005      1.302          1.327          3,053,694
                                                       2004      1.208          1.302          2,973,725
                                                       2003      0.967          1.208          2,335,616
                                                       2002      1.000          0.967                 --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.683          1.605          5,380,875

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.612          1.637            896,840
                                                       2006      1.394          1.612          1,272,625
                                                       2005      1.338          1.394          2,512,286
                                                       2004      1.240          1.338          2,820,016
                                                       2003      0.958          1.240          1,330,720
                                                       2002      1.000          0.958                 --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.455          1.451          3,430,766

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.797          1.933          1,145,958
                                                       2006      1.630          1.797          1,035,131
                                                       2005      1.589          1.630          2,239,133
                                                       2004      1.412          1.589          1,763,283
                                                       2003      0.970          1.412            943,187
                                                       2002      1.000          0.970                 --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.158          1.255                 --
                                                       2006      1.099          1.158                 --
                                                       2005      1.077          1.099                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.005          0.995            959,650
                                                       2006      0.987          1.005          1,820,690
                                                       2005      0.986          0.987          2,056,662
                                                       2004      0.997          0.986          1,044,555
                                                       2003      1.000          0.997            143,635

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.624          1.700                 --
                                                       2006      1.406          1.624          1,686,838
                                                       2005      1.382          1.406          2,300,359
                                                       2004      1.305          1.382          3,268,365
                                                       2003      0.960          1.305          1,724,848
                                                       2002      1.000          0.960                 --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.399          1.454                 --
                                                       2006      1.373          1.399             59,877
                                                       2005      1.334          1.373             65,743
                                                       2004      1.358          1.334             71,782
                                                       2003      0.961          1.358             45,068
                                                       2002      1.000          0.961                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (1/00).............................................  2007      1.619          1.672                 --
                                                       2006      1.491          1.619            161,416
                                                       2005      1.387          1.491            267,952
                                                       2004      1.300          1.387            271,976
                                                       2003      0.949          1.300            214,408
                                                       2002      1.000          0.949                 --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.453          1.514                 --
                                                       2006      1.322          1.453             14,423
                                                       2005      1.304          1.322             34,816
                                                       2004      1.231          1.304             34,097
                                                       2003      0.967          1.231             33,306
                                                       2002      1.000          0.967                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.578          1.636                 --
                                                       2006      1.376          1.578          3,575,243
                                                       2005      1.363          1.376          4,573,722
                                                       2004      1.237          1.363          4,464,326
                                                       2003      1.000          1.237          2,342,808

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.764          1.940                 (2)
                                                       2006      1.608          1.764          3,681,763
                                                       2005      1.519          1.608          4,969,282
                                                       2004      1.252          1.519          4,181,113
                                                       2003      1.000          1.252          1,952,789

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.089          1.121                 --
                                                       2005      1.072          1.089             80,473
                                                       2004      1.013          1.072             10,160

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.652          1.713            135,406
                                                       2006      1.743          1.652            171,686

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.395          1.402            422,649
                                                       2006      1.330          1.395            462,119

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.599          1.673                 --
                                                       2006      1.516          1.599            283,349

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.659          1.664            228,956

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.301            113,043
                                                       2006      1.266          1.344            107,778

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.919          1.860          1,738,646
                                                       2006      1.749          1.919          1,801,813

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.610          2.054            193,495
                                                       2006      1.577          1.610            104,121

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.242          1.095             93,880

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.179          1.226             33,664
                                                       2006      1.121          1.179                 --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.391          1.453            785,209
                                                       2006      1.333          1.391            968,182

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.091          1,880,018
                                                       2006      1.001          1.073            858,794

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.050          4,672,125
                                                       2006      1.002          1.067            123,714

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.414          1.548            261,032
                                                       2006      1.438          1.414            360,810

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.261          1.373             12,513
                                                       2006      1.276          1.261              5,594

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.822          3.540                 --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.090          2.185            506,932

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.378          1.450            658,462
                                                       2006      1.252          1.378            710,817

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.012          1,015,772
                                                       2006      1.003          1.215          1,398,702

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.115          1.175          2,868,065

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.544          1.585            270,022
                                                       2006      1.443          1.544            364,214

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.140          1.256                 --
                                                       2006      1.088          1.140             59,218

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.148          1.197            902,469
                                                       2006      1.113          1.148            556,648

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.971          3,155,306
                                                       2006      1.003          1.024          2,029,520

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.506          1.773            405,182
                                                       2006      1.549          1.506            542,114

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.100          1.131            866,928

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.003          1.030            971,783
                                                       2006      0.985          1.003            619,409

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.396          1.315            112,072

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.353          1.375            717,767
                                                       2006      1.341          1.353            795,413

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.445          1.470          1,919,842
                                                       2006      1.414          1.445          2,607,180

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.066            297,273
                                                       2006      1.002          1.056            434,518

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071            863,890
                                                       2006      1.001          1.038            139,506

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.070             81,491
                                                       2006      1.002          1.045             83,828

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.071          2,539,014
                                                       2006      1.002          1.050          2,101,220

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.071          1,908,353
                                                       2006      1.002          1.055          1,022,330

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.351          1.376          9,298,266
                                                       2006      1.269          1.351         11,708,739

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.087          1,900,882
                                                       2006      0.996          1.046          2,505,959

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            616,558
                                                       2006      0.998          1.064            762,350

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.137          1.178                 --
                                                       2006      1.075          1.137             81,829

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.058          1.081             14,104
                                                       2006      1.027          1.058             14,106

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.978          0.985                 --
                                                       2005      0.973          0.978            511,337
                                                       2004      0.985          0.973            508,529
                                                       2003      0.999          0.985            536,126
                                                       2002      1.000          0.999                 --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.104          1.317                 --
                                                       2005      1.068          1.104                 --
                                                       2004      0.985          1.068                 --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.091          1.110                 --
                                                       2006      1.108          1.091          3,655,869
                                                       2005      1.110          1.108          5,187,938
                                                       2004      1.042          1.110          4,627,736
                                                       2003      1.000          1.042          2,203,110

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.084          1.152         10,762,990
                                                       2006      1.067          1.084         14,104,668
                                                       2005      1.066          1.067         18,327,374
                                                       2004      1.039          1.066         16,972,145
                                                       2003      1.012          1.039         11,776,640
                                                       2002      1.000          1.012                 --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.481          1.598              8,129
                                                       2006      1.364          1.481             23,399
                                                       2005      1.301          1.364             23,720
                                                       2004      1.237          1.301             24,067
                                                       2003      0.958          1.237              4,520
                                                       2002      1.000          0.958                 --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.945          2.101                 --
                                                       2006      1.557          1.945            613,728
                                                       2005      1.420          1.557            684,925
                                                       2004      1.249          1.420            694,523
                                                       2003      0.994          1.249            639,013
                                                       2002      1.000          0.994                 --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      2.117          2.256                 --
                                                       2006      1.846          2.117            919,366
                                                       2005      1.764          1.846          1,216,084
                                                       2004      1.429          1.764          1,053,707
                                                       2003      0.977          1.429            798,826
                                                       2002      1.000          0.977                 --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.353          1.438                 --
                                                       2005      1.273          1.353            426,620
                                                       2004      1.222          1.273            440,506
                                                       2003      0.967          1.222            259,207
                                                       2002      1.000          0.967                 --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.253          1.333                 --
                                                       2005      1.277          1.253          1,162,266
                                                       2004      1.229          1.277          1,178,613
                                                       2003      0.995          1.229            509,953
                                                       2002      1.000          0.995                 --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.599          1.743                 --
                                                       2005      1.455          1.599            194,384
                                                       2004      1.278          1.455            189,558
                                                       2003      0.977          1.278            155,088
                                                       2002      1.000          0.977                 --

  Travelers Equity Income Subaccount (11/01).........  2006      1.349          1.414                 --
                                                       2005      1.320          1.349          3,382,218
                                                       2004      1.229          1.320          3,622,957
                                                       2003      0.958          1.229          2,689,774
                                                       2002      1.000          0.958                 --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.300          1.330                 --
                                                       2005      1.296          1.300            665,216
                                                       2004      1.201          1.296            613,457
                                                       2003      1.003          1.201            390,190
                                                       2002      1.000          1.003                 --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.358          1.403                 --
                                                       2005      1.318          1.358             46,011
                                                       2004      1.220          1.318             42,623
                                                       2003      0.978          1.220             12,504
                                                       2002      1.000          0.978                 --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (10/01).............  2006      1.304          1.341                 --
                                                       2005      1.227          1.304            657,890
                                                       2004      1.178          1.227            684,784
                                                       2003      0.966          1.178            533,101
                                                       2002      1.000          0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173                 --
                                                       2005      1.045          1.105            155,229

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.018                 --
                                                       2005      1.000          1.017            137,148

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.086                 --
                                                       2005      1.000          1.050          1,072,581

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127                 --
                                                       2005      1.017          1.083            340,812

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.045                 --
                                                       2005      1.010          1.028                 --

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.431          1.516                 --
                                                       2005      1.306          1.431            361,918
                                                       2004      1.153          1.306            402,434
                                                       2003      0.973          1.153            231,169
                                                       2002      1.000          0.973                 --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.467          1.549                 --
                                                       2005      1.456          1.467            655,157
                                                       2004      1.305          1.456            309,694
                                                       2003      0.974          1.305            225,887
                                                       2002      1.000          0.974                 --

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.232          1.269                 --
                                                       2005      1.224          1.232         14,704,878
                                                       2004      1.123          1.224         13,582,482
                                                       2003      0.986          1.123          8,894,291
                                                       2002      1.000          0.986                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.162          1.252                 --
                                                       2005      1.116          1.162            648,332
                                                       2004      0.972          1.116             53,025

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.526          1.749                 --
                                                       2005      1.425          1.526          1,911,295
                                                       2004      1.259          1.425          1,619,278
                                                       2003      1.001          1.259            577,731
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.363          1.443                 --
                                                       2005      1.315          1.363            402,347
                                                       2004      1.210          1.315            411,090
                                                       2003      1.000          1.210            181,376

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088                 --
                                                       2005      1.000          1.036             44,982

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.104          1.113                 --
                                                       2005      1.089          1.104            385,841
                                                       2004      0.982          1.089             89,761

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.064          1.052                 --
                                                       2005      1.071          1.064            798,681
                                                       2004      1.061          1.071            831,527
                                                       2003      1.014          1.061            399,571
                                                       2002      1.000          1.014                 --

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.351          1.407                 --
                                                       2005      1.354          1.351            471,329
                                                       2004      1.256          1.354            494,070
                                                       2003      0.969          1.256            432,677
                                                       2002      1.000          0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.276                 --
                                                       2005      1.000          1.111             12,357

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266                 --
                                                       2005      1.005          1.106              4,691

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.068          1.027                 --
                                                       2005      1.046          1.068              8,428
                                                       2004      0.984          1.046                 --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.652          1.578            955,497
                                                       2006      1.456          1.652          1,229,886
                                                       2005      1.431          1.456          1,584,482
                                                       2004      1.246          1.431          1,602,089
                                                       2003      0.974          1.246            914,064
                                                       2002      1.000          0.974                 --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.327          1.459             22,200
                                                       2006      1.271          1.327             30,854
                                                       2005      1.205          1.271             38,060
                                                       2004      1.187          1.205             28,691
                                                       2003      0.966          1.187             13,154
                                                       2002      1.000          0.966                 --




             PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.075          1.148               --
                                                       2006      1.000          1.075               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.039          1.089               --
                                                       2005      1.000          1.039               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.155          1.121               --
                                                       2005      1.000          1.155               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.314          1.474           12,281
                                                       2006      1.116          1.314           12,281
                                                       2005      1.000          1.116           12,281

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.231          1.351           12,265
                                                       2006      1.143          1.231           12,974
                                                       2005      1.000          1.143           12,637

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.169          1.200           28,572
                                                       2006      1.039          1.169           28,572
                                                       2005      1.000          1.039           28,572

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.165          1.150               --
                                                       2005      1.000          1.165               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/02).............................................  2007      1.578          1.649               --
                                                       2006      1.218          1.578               --
                                                       2005      1.000          1.218               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.083          1.404               --
                                                       2005      1.000          1.083           14,479

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.145          1.199               --
                                                       2006      1.006          1.145               --
                                                       2005      1.000          1.006               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.072          0.932               --
                                                       2006      1.057          1.072               --
                                                       2005      1.000          1.057               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.076          1.168               --
                                                       2005      1.000          1.076               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.102          1.226               --
                                                       2005      1.000          1.102               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.231          1.411           11,767
                                                       2006      1.130          1.231           12,991
                                                       2005      1.000          1.130           12,773

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.308          1.364               --
                                                       2006      1.176          1.308               --
                                                       2005      1.000          1.176               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.250          1.408               --
                                                       2006      1.138          1.250               --
                                                       2005      1.000          1.138               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.079          1.248               --
                                                       2005      1.000          1.079           12,249

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.511          1.902               --
                                                       2006      1.207          1.511               --
                                                       2005      1.000          1.207               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.271          1.434           52,322
                                                       2006      1.071          1.271           51,622
                                                       2005      1.000          1.071           21,549

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.061          1.263               --
                                                       2005      1.000          1.061               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      0.986          1.006               --
                                                       2005      1.000          0.986               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.058          1.090               --
                                                       2005      1.000          1.058               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.174          1.396               --
                                                       2006      1.130          1.174               --
                                                       2005      1.000          1.130               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.182          1.406               --
                                                       2006      1.122          1.182               --
                                                       2005      1.000          1.122               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.198          1.280               --
                                                       2006      1.039          1.198               --
                                                       2005      1.000          1.039               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.028          1.147               --
                                                       2005      1.000          1.028               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.216          1.167               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.168          1.204               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.153          1.183               --
                                                       2006      1.025          1.153               --
                                                       2005      1.000          1.025               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.230          1.173           50,638

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.208          1.226               --
                                                       2006      1.045          1.208               --
                                                       2005      1.000          1.045               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.113          1.109               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.183          1.272               --
                                                       2006      1.074          1.183               --
                                                       2005      1.000          1.074               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.098          1.189               --
                                                       2006      1.043          1.098               --
                                                       2005      0.974          1.043               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.008               --
                                                       2006      1.000          1.018               --
                                                       2005      1.000          1.000               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.192          1.248               --
                                                       2006      1.033          1.192               --
                                                       2005      1.000          1.033               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.073          1.116               --
                                                       2006      1.054          1.073               --
                                                       2005      1.000          1.054               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (1/00).............................................  2007      1.182          1.221               --
                                                       2006      1.089          1.182               --
                                                       2005      1.000          1.089               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.127          1.175               --
                                                       2006      1.026          1.127               --
                                                       2005      1.000          1.026               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.173          1.216               --
                                                       2006      1.023          1.173               --
                                                       2005      1.000          1.023               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.176          1.294               --
                                                       2006      1.073          1.176               --
                                                       2005      1.000          1.073               --

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.017          1.046               --
                                                       2005      1.000          1.017               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.128          1.169               --
                                                       2006      1.190          1.128               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.070          1.075               --
                                                       2006      1.020          1.070               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.215          1.272               --
                                                       2006      1.153          1.215               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.261          1.264               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.343          1.299               --
                                                       2006      1.266          1.343               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.341          1.299               --
                                                       2006      1.223          1.341               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.174          1.497               --
                                                       2006      1.150          1.174               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.240          1.094               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.101          1.144               --
                                                       2006      1.046          1.101               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.105          1.154               --
                                                       2006      1.060          1.105               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.090               --
                                                       2006      1.001          1.073               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049               --
                                                       2006      1.002          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.127          1.232               --
                                                       2006      1.146          1.127               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.260          1.371               --
                                                       2006      1.275          1.260               --

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      1.638          2.055               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.469          1.535               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.226          1.290               --
                                                       2006      1.115          1.226               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           17,665
                                                       2006      1.003          1.214           15,393

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      0.995          1.048               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.182          1.213               --
                                                       2006      1.104          1.182               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.139          1.254               --
                                                       2006      1.087          1.139               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.044          1.088           30,728
                                                       2006      1.013          1.044           30,710

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970               --
                                                       2006      1.003          1.024               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.072          1.261               --
                                                       2006      1.103          1.072               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.021          1.050               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.030          1.058               --
                                                       2006      1.012          1.030               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.175          1.107               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.114          1.131               --
                                                       2006      1.104          1.114               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.100          1.119               --
                                                       2006      1.077          1.100               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071               --
                                                       2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070               --
                                                       2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070           76,274
                                                       2006      1.002          1.054           76,274

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.104          1.124           28,496
                                                       2006      1.038          1.104           28,254

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.064          1.102               --
                                                       2006      1.006          1.064               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      0.987          1.008               --
                                                       2006      0.959          0.987               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      1.006          1.012               --
                                                       2005      1.000          1.006               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.040          1.240               --
                                                       2005      1.000          1.040               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      0.973          0.991               --
                                                       2006      0.989          0.973               --
                                                       2005      1.000          0.989               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.012          1.076               --
                                                       2006      0.998          1.012               --
                                                       2005      1.000          0.998               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.157          1.248               --
                                                       2006      1.066          1.157               --
                                                       2005      1.000          1.066               --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.367          1.477               --
                                                       2006      1.095          1.367               --
                                                       2005      1.000          1.095               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      1.207          1.286               --
                                                       2006      1.053          1.207               --
                                                       2005      1.000          1.053               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.079          1.146               --
                                                       2005      1.000          1.079               --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      0.996          1.060               --
                                                       2005      1.000          0.996               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.093          1.190               --
                                                       2005      1.000          1.093               --

  Travelers Equity Income Subaccount (11/01).........  2006      1.028          1.077               --
                                                       2005      1.000          1.028               --

  Travelers Federated High Yield Subaccount (8/02)...  2006      0.997          1.020               --
                                                       2005      1.000          0.997               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.029          1.063               --
                                                       2005      1.000          1.029               --

  Travelers Large Cap Subaccount (10/01).............  2006      1.074          1.104               --
                                                       2005      1.000          1.074               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.172               --
                                                       2005      1.045          1.105               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.016          1.018               --
                                                       2005      1.000          1.016               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.085               --
                                                       2005      1.000          1.050               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127               --
                                                       2005      1.017          1.083           67,777

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.045               --
                                                       2005      1.010          1.027               --

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.089          1.153               --
                                                       2005      1.000          1.089               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.045          1.103               --
                                                       2005      1.000          1.045               --

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.008          1.038               --
                                                       2005      1.000          1.008           28,174

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.034          1.115               --
                                                       2005      1.000          1.034               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.067          1.223               --
                                                       2005      1.000          1.067               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.043          1.104               --
                                                       2005      1.000          1.043               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.035          1.087               --
                                                       2005      1.000          1.035               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.005          1.013               --
                                                       2005      1.000          1.005           28,882

  Travelers Quality Bond Subaccount (6/02)...........  2006      0.989          0.978               --
                                                       2005      1.000          0.989               --

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.042          1.085               --
                                                       2005      1.000          1.042               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.110          1.275               --
                                                       2005      1.000          1.110               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266               --
                                                       2005      1.005          1.106               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      0.997          0.959               --
                                                       2005      1.000          0.997               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.166          1.113            9,943
                                                       2006      1.028          1.166            9,140
                                                       2005      1.000          1.028            9,354

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.117          1.228               --
                                                       2006      1.071          1.117               --
                                                       2005      1.000          1.071               --




             PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.074          1.148               --
                                                       2006      1.000          1.074               --

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.184          1.241               --
                                                       2005      1.148          1.184               --
                                                       2004      1.111          1.148               --
                                                       2003      1.000          1.111               --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.296          1.258               --
                                                       2005      1.155          1.296               --
                                                       2004      1.092          1.155               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.724          1.933          288,274
                                                       2006      1.465          1.724          170,686
                                                       2005      1.315          1.465          138,800
                                                       2004      1.186          1.315            4,145
                                                       2003      1.000          1.186               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.541          1.691          598,110
                                                       2006      1.432          1.541          756,627
                                                       2005      1.261          1.432          614,002
                                                       2004      1.148          1.261           23,636
                                                       2003      1.000          1.148               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.437          1.474          682,992
                                                       2006      1.277          1.437          647,499
                                                       2005      1.235          1.277          511,616
                                                       2004      1.145          1.235            6,576
                                                       2003      1.000          1.145               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.541          1.522               --
                                                       2005      1.335          1.541            2,675
                                                       2004      1.143          1.335               --
                                                       2003      1.000          1.143               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/02).............................................  2007      2.413          2.521               --
                                                       2006      1.864          2.413               --
                                                       2005      1.491          1.864               --
                                                       2004      1.222          1.491               --
                                                       2003      1.000          1.222               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.534          1.987               --
                                                       2005      1.465          1.534           25,992
                                                       2004      1.142          1.465               --
                                                       2003      1.000          1.142               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.322          1.384               --
                                                       2006      1.162          1.322               --
                                                       2005      1.140          1.162               --
                                                       2004      1.111          1.140               --
                                                       2003      1.000          1.111               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.307          1.135               --
                                                       2006      1.289          1.307               --
                                                       2005      1.247          1.289               --
                                                       2004      1.147          1.247               --
                                                       2003      1.000          1.147               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.398               --
                                                       2005      1.197          1.289           13,773
                                                       2004      1.073          1.197               --
                                                       2003      0.996          1.073               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.430               --
                                                       2005      1.195          1.286           71,362
                                                       2004      1.066          1.195            4,448
                                                       2003      1.016          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.590          1.821           14,709
                                                       2006      1.461          1.590           14,635
                                                       2005      1.282          1.461           15,192
                                                       2004      1.140          1.282            6,475
                                                       2003      1.000          1.140               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.432          1.492               --
                                                       2006      1.288          1.432               --
                                                       2005      1.092          1.288               --
                                                       2004      1.104          1.092               --
                                                       2003      1.000          1.104               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.844          2.078           41,849
                                                       2006      1.680          1.844           45,846
                                                       2005      1.457          1.680           48,387
                                                       2004      1.197          1.457               --
                                                       2003      1.000          1.197               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.326          1.534               --
                                                       2005      1.228          1.326          130,228
                                                       2004      1.116          1.228               --
                                                       2003      1.000          1.116               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.393          3.010           49,926
                                                       2006      1.913          2.393           49,845
                                                       2005      1.537          1.913           47,524
                                                       2004      1.261          1.537            2,013
                                                       2003      1.000          1.261               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.736          1.957          217,252
                                                       2006      1.463          1.736          221,873
                                                       2005      1.359          1.463          234,426
                                                       2004      1.174          1.359            2,118
                                                       2003      1.000          1.174               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.398          1.663               --
                                                       2005      1.315          1.398           38,096
                                                       2004      1.160          1.315               --
                                                       2003      1.000          1.160               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.052          1.073               --
                                                       2005      1.063          1.052            1,653
                                                       2004      0.988          1.063               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.196          1.233               --
                                                       2005      1.138          1.196               --
                                                       2004      1.075          1.138               --
                                                       2003      1.000          1.075               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.419          1.686               --
                                                       2006      1.366          1.419               --
                                                       2005      1.245          1.366               --
                                                       2004      1.116          1.245               --
                                                       2003      1.000          1.116               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.351          1.605               --
                                                       2006      1.282          1.351               --
                                                       2005      1.177          1.282               --
                                                       2004      1.198          1.177               --
                                                       2003      1.000          1.198               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.383          1.477               --
                                                       2006      1.201          1.383               --
                                                       2005      1.164          1.201               --
                                                       2004      1.140          1.164               --
                                                       2003      1.000          1.140               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.336          1.490               --
                                                       2005      1.315          1.336           53,321
                                                       2004      1.172          1.315               --
                                                       2003      1.000          1.172               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.459          1.400          454,778

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.396          1.438          304,880

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.392          1.426               --
                                                       2006      1.237          1.392               --
                                                       2005      1.215          1.237               --
                                                       2004      1.129          1.215               --
                                                       2003      1.000          1.129               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.496          1.425           16,977

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.485          1.507          128,849
                                                       2006      1.285          1.485          132,038
                                                       2005      1.235          1.285          131,791
                                                       2004      1.146          1.235               --
                                                       2003      1.000          1.146               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.241          1.236           74,046

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.568          1.684            6,306
                                                       2006      1.423          1.568            2,545
                                                       2005      1.389          1.423            2,675
                                                       2004      1.235          1.389               --
                                                       2003      1.000          1.235               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.155          1.251               --
                                                       2006      1.098          1.155               --
                                                       2005      1.026          1.098               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.001          0.991           40,090
                                                       2006      0.985          1.001           38,704
                                                       2005      0.985          0.985           38,446
                                                       2004      0.997          0.985           21,345
                                                       2003      1.000          0.997               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.450          1.517               --
                                                       2006      1.257          1.450               --
                                                       2005      1.236          1.257               --
                                                       2004      1.169          1.236               --
                                                       2003      1.000          1.169               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.193          1.240               --
                                                       2006      1.172          1.193               --
                                                       2005      1.140          1.172               --
                                                       2004      1.161          1.140               --
                                                       2003      1.000          1.161               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (1/00).............................................  2007      1.419          1.466               --
                                                       2006      1.308          1.419            7,719
                                                       2005      1.219          1.308            7,740
                                                       2004      1.144          1.219               --
                                                       2003      1.000          1.144               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.322          1.378               --
                                                       2006      1.204          1.322               --
                                                       2005      1.190          1.204               --
                                                       2004      1.124          1.190               --
                                                       2003      1.000          1.124               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.448          1.501               --
                                                       2006      1.264          1.448           72,012
                                                       2005      1.253          1.264           64,314
                                                       2004      1.139          1.253           17,389
                                                       2003      1.000          1.139               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.621          1.783               --
                                                       2006      1.479          1.621          143,409
                                                       2005      1.399          1.479          164,595
                                                       2004      1.155          1.399            4,197
                                                       2003      1.000          1.155               --

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.087          1.119               --
                                                       2005      1.071          1.087               --
                                                       2004      1.013          1.071               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.510          1.564               --
                                                       2006      1.594          1.510               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.262          1.267            8,129
                                                       2006      1.204          1.262            6,383

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.505          1.574               --
                                                       2006      1.428          1.505               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.561          1.565               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.298           24,743
                                                       2006      1.265          1.342           13,100

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.759          1.703            4,905
                                                       2006      1.604          1.759           12,575

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.552          1.978           50,537
                                                       2006      1.522          1.552           44,328

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.239          1.092           28,876

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.176          1.222               --
                                                       2006      1.119          1.176               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.244          1.298            1,331
                                                       2006      1.193          1.244            1,329

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.072          1.089           21,699
                                                       2006      1.001          1.072               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.048          198,530
                                                       2006      1.002          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.310          1.432               --
                                                       2006      1.333          1.310               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.259          1.370            8,481
                                                       2006      1.275          1.259            8,483

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.505          3.141               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.966          2.054               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.374          1.445           42,730
                                                       2006      1.250          1.374           43,929

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.010           28,453
                                                       2006      1.003          1.214           43,448

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.114          1.174           66,024

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.433          1.469               --
                                                       2006      1.339          1.433               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.138          1.253               --
                                                       2006      1.087          1.138           29,175

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.192          223,961
                                                       2006      1.111          1.145           25,393

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970          230,578
                                                       2006      1.003          1.024          264,792

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.301          1.530           34,522
                                                       2006      1.339          1.301           36,177

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.058          1.087            4,756

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.009          1.035           14,884
                                                       2006      0.991          1.009               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.322          1.245              953

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.285          1.305            3,406
                                                       2006      1.274          1.285           42,841

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.326          1.348           23,216
                                                       2006      1.299          1.326           23,323

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.064           14,451
                                                       2006      1.002          1.055           14,474

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.070               --
                                                       2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.069           48,407
                                                       2006      1.002          1.044           47,233

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.069           95,797
                                                       2006      1.002          1.049          211,972

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.069          105,914
                                                       2006      1.002          1.054          105,935

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.292          1.315          204,335
                                                       2006      1.215          1.292          374,296

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.085           81,028
                                                       2006      0.996          1.046           81,878

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.134               --
                                                       2006      0.998          1.063               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.134          1.175               --
                                                       2006      1.073          1.134            1,742

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.055          1.077               --
                                                       2006      1.025          1.055               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.985          0.991               --
                                                       2005      0.980          0.985               --
                                                       2004      0.993          0.980               --
                                                       2003      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.102          1.313               --
                                                       2005      1.067          1.102               --
                                                       2004      0.985          1.067               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.090          1.109               --
                                                       2006      1.108          1.090           65,739
                                                       2005      1.111          1.108           61,897
                                                       2004      1.045          1.111            9,080
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.064          1.130          624,178
                                                       2006      1.049          1.064          646,122
                                                       2005      1.048          1.049          500,643
                                                       2004      1.023          1.048           14,843
                                                       2003      1.000          1.023               --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.343          1.447               --
                                                       2006      1.238          1.343               --
                                                       2005      1.182          1.238               --
                                                       2004      1.125          1.182               --
                                                       2003      1.000          1.125               --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.830          1.976               --
                                                       2006      1.467          1.830               --
                                                       2005      1.338          1.467               --
                                                       2004      1.179          1.338               --
                                                       2003      1.000          1.179               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      1.824          1.943               --
                                                       2006      1.592          1.824           42,921
                                                       2005      1.523          1.592           43,597
                                                       2004      1.235          1.523               --
                                                       2003      1.000          1.235               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.255          1.333               --
                                                       2005      1.181          1.255               --
                                                       2004      1.135          1.181               --
                                                       2003      1.000          1.135               --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.122          1.193               --
                                                       2005      1.144          1.122            1,385
                                                       2004      1.102          1.144              225
                                                       2003      1.000          1.102               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.463          1.594               --
                                                       2005      1.332          1.463               --
                                                       2004      1.171          1.332               --
                                                       2003      1.000          1.171               --

  Travelers Equity Income Subaccount (11/01).........  2006      1.239          1.299               --
                                                       2005      1.214          1.239           97,181
                                                       2004      1.131          1.214            2,409
                                                       2003      1.000          1.131               --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.177          1.204               --
                                                       2005      1.175          1.177            6,331
                                                       2004      1.090          1.175              219
                                                       2003      1.000          1.090               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.272          1.314               --
                                                       2005      1.236          1.272               --
                                                       2004      1.145          1.236               --
                                                       2003      1.000          1.145               --

  Travelers Large Cap Subaccount (10/01).............  2006      1.240          1.274               --
                                                       2005      1.168          1.240            3,548
                                                       2004      1.122          1.168            2,527
                                                       2003      1.000          1.122               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.104          1.171               --
                                                       2005      1.044          1.104               --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.016          1.017               --
                                                       2005      1.000          1.016               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.085               --
                                                       2005      1.000          1.050          196,583

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.126               --
                                                       2005      1.017          1.083           70,772

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.045               --
                                                       2005      1.010          1.027           37,182

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.349          1.428               --
                                                       2005      1.232          1.349               --
                                                       2004      1.088          1.232               --
                                                       2003      1.000          1.088               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.269          1.339               --
                                                       2005      1.260          1.269           33,475
                                                       2004      1.131          1.260               --
                                                       2003      1.000          1.131               --

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.180          1.215               --
                                                       2005      1.173          1.180          164,360
                                                       2004      1.077          1.173               --
                                                       2003      1.000          1.077               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.160          1.250               --
                                                       2005      1.115          1.160           49,291
                                                       2004      0.972          1.115              233

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.400          1.604               --
                                                       2005      1.308          1.400            8,503
                                                       2004      1.157          1.308               --
                                                       2003      1.000          1.157               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.265          1.339               --
                                                       2005      1.222          1.265               --
                                                       2004      1.126          1.222               --
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.035          1.087               --
                                                       2005      1.000          1.035           29,181

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.102          1.111               --
                                                       2005      1.089          1.102           44,273
                                                       2004      0.982          1.089               --

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.025          1.013               --
                                                       2005      1.032          1.025            4,580
                                                       2004      1.023          1.032              743
                                                       2003      1.000          1.023               --

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.197          1.246               --
                                                       2005      1.201          1.197               --
                                                       2004      1.115          1.201               --
                                                       2003      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.110          1.275               --
                                                       2005      1.000          1.110            8,486

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.265               --
                                                       2005      1.005          1.106           13,105

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.066          1.025               --
                                                       2005      1.046          1.066               --
                                                       2004      0.984          1.046               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.501          1.431           18,500
                                                       2006      1.324          1.501           18,310
                                                       2005      1.302          1.324           18,512
                                                       2004      1.135          1.302               --
                                                       2003      1.000          1.135               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.261          1.385               --
                                                       2006      1.209          1.261               --
                                                       2005      1.147          1.209               --
                                                       2004      1.131          1.147               --
                                                       2003      1.000          1.131               --




             PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT CHARGES 2.45%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Core Equity Subaccount (Series I) (4/06)..  2007      1.074          1.147                --
                                                       2006      1.000          1.074            19,132

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Premier Equity Subaccount (Series I)
  (11/01)............................................  2006      1.251          1.310                --
                                                       2005      1.213          1.251            24,538
                                                       2004      1.175          1.213            24,538
                                                       2003      0.963          1.175            19,935
                                                       2002      1.000          0.963                --

AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/01)..................................  2006      1.352          1.310                --
                                                       2005      1.206          1.352            17,902
                                                       2004      1.141          1.206            36,520
                                                       2003      0.947          1.141            27,611
                                                       2002      1.000          0.947                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.882          2.109           693,439
                                                       2006      1.602          1.882           767,614
                                                       2005      1.439          1.602           810,358
                                                       2004      1.299          1.439           821,906
                                                       2003      0.984          1.299           579,425
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.717          1.882         2,081,213
                                                       2006      1.596          1.717         2,486,964
                                                       2005      1.408          1.596         2,678,858
                                                       2004      1.282          1.408         2,649,329
                                                       2003      0.960          1.282         1,571,576
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.569          1.608         1,950,156
                                                       2006      1.396          1.569         2,413,076
                                                       2005      1.352          1.396         3,051,032
                                                       2004      1.255          1.352         3,175,477
                                                       2003      0.971          1.255         2,119,583
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.588          1.567                --
                                                       2005      1.377          1.588            54,696
                                                       2004      1.180          1.377             9,989
                                                       2003      0.968          1.180               785
                                                       2002      1.000          0.968                --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (6/02).............................................  2007      2.695          2.815                --
                                                       2006      2.084          2.695             2,061
                                                       2005      1.669          2.084             2,063
                                                       2004      1.369          1.669             2,065
                                                       2003      0.982          1.369             2,067
                                                       2002      1.000          0.982                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.763          2.281                --
                                                       2005      1.685          1.763           152,076
                                                       2004      1.314          1.685           154,464
                                                       2003      1.005          1.314           116,510
                                                       2002      1.000          1.005                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.362          1.424            15,100
                                                       2006      1.198          1.362            23,346
                                                       2005      1.177          1.198            23,701
                                                       2004      1.148          1.177            23,236
                                                       2003      0.971          1.148             2,694
                                                       2002      1.000          0.971                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.425          1.237             1,983
                                                       2006      1.407          1.425             3,291
                                                       2005      1.363          1.407             4,907
                                                       2004      1.254          1.363             4,447
                                                       2003      0.976          1.254             3,495
                                                       2002      1.000          0.976                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.394                --
                                                       2005      1.196          1.286           240,849
                                                       2004      1.073          1.196           236,985
                                                       2003      1.000          1.073             2,903

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.283          1.426                --
                                                       2005      1.194          1.283           210,512
                                                       2004      1.066          1.194           203,476
                                                       2003      1.000          1.066               240

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.724          1.973            60,815
                                                       2006      1.585          1.724            52,472
                                                       2005      1.393          1.585            73,312
                                                       2004      1.239          1.393            56,482
                                                       2003      0.991          1.239            17,573
                                                       2002      1.000          0.991                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.502          1.564             8,502
                                                       2006      1.352          1.502             8,502
                                                       2005      1.148          1.352                --
                                                       2004      1.162          1.148                --
                                                       2003      0.953          1.162                --
                                                       2002      1.000          0.953                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.044          2.300           467,181
                                                       2006      1.864          2.044           571,869
                                                       2005      1.618          1.864           558,275
                                                       2004      1.330          1.618           480,220
                                                       2003      0.986          1.330           212,265
                                                       2002      1.000          0.986                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.440          1.663                --
                                                       2005      1.334          1.440           685,220
                                                       2004      1.214          1.334           650,674
                                                       2003      0.994          1.214           458,930
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.720          3.418           107,297
                                                       2006      2.176          2.720           141,038
                                                       2005      1.750          2.176           148,890
                                                       2004      1.438          1.750           111,684
                                                       2003      1.000          1.438            44,071

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.880          2.117           475,985
                                                       2006      1.586          1.880           616,998
                                                       2005      1.475          1.586           606,826
                                                       2004      1.275          1.475           576,751
                                                       2003      0.988          1.275           252,135
                                                       2002      1.000          0.988                --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.514          1.800                --
                                                       2005      1.425          1.514            80,525
                                                       2004      1.259          1.425            25,772
                                                       2003      0.976          1.259             2,057
                                                       2002      1.000          0.976                --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.050          1.071                --
                                                       2005      1.062          1.050                --
                                                       2004      0.988          1.062            27,383

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.225          1.261                --
                                                       2005      1.166          1.225                --
                                                       2004      1.103          1.166             7,190
                                                       2003      0.994          1.103            27,518
                                                       2002      1.000          0.994                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.543          1.832             1,900
                                                       2006      1.487          1.543             1,902
                                                       2005      1.356          1.487             2,629
                                                       2004      1.217          1.356             2,698
                                                       2003      0.988          1.217             2,687
                                                       2002      1.000          0.988                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.517          1.801                --
                                                       2006      1.442          1.517                --
                                                       2005      1.324          1.442               792
                                                       2004      1.350          1.324               795
                                                       2003      0.944          1.350               664
                                                       2002      1.000          0.944                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.430          1.526            15,969
                                                       2006      1.242          1.430            20,377
                                                       2005      1.206          1.242            29,219
                                                       2004      1.182          1.206            28,719
                                                       2003      0.980          1.182            27,591
                                                       2002      1.000          0.980                --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.509          1.681                --
                                                       2005      1.487          1.509           208,887
                                                       2004      1.326          1.487           243,815
                                                       2003      1.000          1.326            85,338

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.600          1.534           479,555

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.477          1.520           397,618

  LMPVET Equity Index Subaccount (Class II) (10/01)..  2007      1.481          1.517            42,121
                                                       2006      1.319          1.481            80,310
                                                       2005      1.296          1.319            94,634
                                                       2004      1.205          1.296            86,299
                                                       2003      0.967          1.205            65,914
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.668          1.588           444,372

  LMPVET Investors Subaccount (Class I) (10/01)......  2007      1.599          1.621           160,562
                                                       2006      1.386          1.599           166,778
                                                       2005      1.333          1.386           192,594
                                                       2004      1.238          1.333           201,989
                                                       2003      0.958          1.238           171,462
                                                       2002      1.000          0.958                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.443          1.436           118,961

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/01)............................................  2007      1.783          1.913            82,049
                                                       2006      1.620          1.783            64,859
                                                       2005      1.583          1.620           138,098
                                                       2004      1.409          1.583           194,919
                                                       2003      0.969          1.409           117,984
                                                       2002      1.000          0.969                --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.152          1.246                --
                                                       2006      1.096          1.152                --
                                                       2005      1.076          1.096                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      0.998          0.987           200,070
                                                       2006      0.982          0.998           235,963
                                                       2005      0.983          0.982           272,087
                                                       2004      0.996          0.983           302,874
                                                       2003      1.000          0.996            47,603

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (10/01)........  2007      1.611          1.685                --
                                                       2006      1.397          1.611           120,568
                                                       2005      1.376          1.397           199,161
                                                       2004      1.302          1.376           206,538
                                                       2003      0.960          1.302           167,690
                                                       2002      1.000          0.960                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.388          1.442                --
                                                       2006      1.364          1.388             2,156
                                                       2005      1.329          1.364             1,994
                                                       2004      1.355          1.329             1,937
                                                       2003      0.961          1.355             1,697
                                                       2002      1.000          0.961                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (1/00).............................................  2007      1.606          1.658                --
                                                       2006      1.481          1.606            28,822
                                                       2005      1.381          1.481            27,139
                                                       2004      1.298          1.381            21,740
                                                       2003      0.949          1.298             1,981
                                                       2002      1.000          0.949                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.441          1.501                --
                                                       2006      1.314          1.441             1,236
                                                       2005      1.299          1.314             1,238
                                                       2004      1.228          1.299             1,241
                                                       2003      0.967          1.228               211
                                                       2002      1.000          0.967                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.566          1.623                --
                                                       2006      1.369          1.566           431,779
                                                       2005      1.358          1.369           547,969
                                                       2004      1.236          1.358           590,460
                                                       2003      1.000          1.236           321,133

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.751          1.925                --
                                                       2006      1.599          1.751           451,481
                                                       2005      1.514          1.599           554,292
                                                       2004      1.251          1.514           527,627
                                                       2003      1.000          1.251           204,552

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.085          1.116                --
                                                       2005      1.071          1.085                --
                                                       2004      1.013          1.071                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.639          1.696            13,048
                                                       2006      1.731          1.639            15,526

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.384          1.388            49,802
                                                       2006      1.321          1.384            50,094

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.586          1.658                --
                                                       2006      1.506          1.586            60,552

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.644          1.647            38,942

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.339          1.294            48,721
                                                       2006      1.264          1.339            43,013

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.903          1.841           165,294
                                                       2006      1.737          1.903           152,141

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.597          2.033            64,312
                                                       2006      1.567          1.597            62,572

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.237          1.090                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.173          1.217                --
                                                       2006      1.116          1.173                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.380          1.438            47,771
                                                       2006      1.324          1.380            50,685

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.072          1.087           539,239
                                                       2006      1.001          1.072           163,987

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.066          1.046           595,006
                                                       2006      1.002          1.066                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.403          1.532            17,047
                                                       2006      1.428          1.403            21,137

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.257          1.366            38,130
                                                       2006      1.274          1.257            42,794

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST MFS(R) Emerging Markets Equity Subaccount
  (Class A) (4/07)...................................  2007      2.797          3.505             2,059

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.072          2.163            78,241

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.371          1.440            93,294
                                                       2006      1.248          1.371           103,063

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.213          1.009           145,905
                                                       2006      1.003          1.213           172,182

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.106          1.164           188,749

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.533          1.571            23,063
                                                       2006      1.434          1.533            70,779

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.136          1.251                --
                                                       2006      1.086          1.136             7,052

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.142          1.188           131,429
                                                       2006      1.109          1.142            95,308

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.023          0.968           570,479
                                                       2006      1.003          1.023           666,001

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.494          1.755            34,772
                                                       2006      1.539          1.494            32,432

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.090          1.120            80,343

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      0.995          1.020           294,249
                                                       2006      0.978          0.995           290,105

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/07)..........................................  2007      1.383          1.302                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.342          1.361            62,372
                                                       2006      1.332          1.342            92,196

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.433          1.455           161,403
                                                       2006      1.405          1.433           304,154

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.062           228,027
                                                       2006      1.002          1.054                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.068                --
                                                       2006      1.001          1.037                --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.067           180,959
                                                       2006      1.002          1.043           372,223

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.067           260,178
                                                       2006      1.002          1.048            66,061

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.067           100,782
                                                       2006      1.002          1.053           134,994

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.340          1.362           673,831
                                                       2006      1.261          1.340           830,941

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.045          1.084           475,635
                                                       2006      0.996          1.045           476,534

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.132            26,068
                                                       2006      0.998          1.063             5,309

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.131          1.171                --
                                                       2006      1.071          1.131                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.053          1.073            35,450
                                                       2006      1.023          1.053            35,601

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.973          0.978                --
                                                       2005      0.969          0.973           234,472
                                                       2004      0.983          0.969           132,347
                                                       2003      0.999          0.983            11,760
                                                       2002      1.000          0.999                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.100          1.310                --
                                                       2005      1.066          1.100                --
                                                       2004      0.985          1.066                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.083          1.101                --
                                                       2006      1.102          1.083           351,341
                                                       2005      1.106          1.102           625,434
                                                       2004      1.041          1.106           602,161
                                                       2003      1.000          1.041           397,814

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (10/01).....................................  2007      1.075          1.141         1,364,338
                                                       2006      1.061          1.075         1,812,990
                                                       2005      1.061          1.061         2,382,012
                                                       2004      1.037          1.061         2,364,335
                                                       2003      1.012          1.037         1,779,865
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT Discovery Growth Subaccount (Class IB)
  (12/01)............................................  2007      1.469          1.582                --
                                                       2006      1.356          1.469                --
                                                       2005      1.295          1.356                --
                                                       2004      1.234          1.295                --
                                                       2003      0.958          1.234                --
                                                       2002      1.000          0.958                --

  Putnam VT International Equity Subaccount (Class
  IB) (10/01)........................................  2007      1.929          2.083                --
                                                       2006      1.548          1.929           152,649
                                                       2005      1.414          1.548           118,435
                                                       2004      1.247          1.414           123,675
                                                       2003      0.994          1.247           141,914
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (11/01)............................................  2007      2.100          2.236                --
                                                       2006      1.835          2.100            96,742
                                                       2005      1.756          1.835           120,574
                                                       2004      1.426          1.756            89,169
                                                       2003      0.977          1.426            48,389
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (11/01)............................................  2006      1.345          1.428                --
                                                       2005      1.268          1.345            89,524
                                                       2004      1.220          1.268            90,190
                                                       2003      0.967          1.220            89,135
                                                       2002      1.000          0.967                --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.246          1.324                --
                                                       2005      1.272          1.246           153,672
                                                       2004      1.226          1.272           149,871
                                                       2003      0.995          1.226            11,156
                                                       2002      1.000          0.995                --

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.589          1.731                --
                                                       2005      1.449          1.589            61,319
                                                       2004      1.275          1.449            63,067
                                                       2003      0.977          1.275            55,380
                                                       2002      1.000          0.977                --

  Travelers Equity Income Subaccount (11/01).........  2006      1.341          1.405                --
                                                       2005      1.315          1.341           283,797
                                                       2004      1.226          1.315           312,955
                                                       2003      0.958          1.226           228,153
                                                       2002      1.000          0.958                --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.292          1.321                --
                                                       2005      1.291          1.292            79,508
                                                       2004      1.198          1.291            79,142
                                                       2003      1.003          1.198            22,819
                                                       2002      1.000          1.003                --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.350          1.394                --
                                                       2005      1.313          1.350             2,412
                                                       2004      1.217          1.313               981
                                                       2003      0.977          1.217                --
                                                       2002      1.000          0.977                --

  Travelers Large Cap Subaccount (10/01).............  2006      1.296          1.332                --
                                                       2005      1.222          1.296           106,339
                                                       2004      1.176          1.222           101,957
                                                       2003      0.966          1.176           100,664
                                                       2002      1.000          0.966                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.104          1.170                --
                                                       2005      1.044          1.104                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.015          1.016                --
                                                       2005      1.000          1.015                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.049          1.084                --
                                                       2005      1.000          1.049                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.082          1.125                --
                                                       2005      1.017          1.082             6,250

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.044                --
                                                       2005      1.010          1.027                --

  Travelers Mercury Large Cap Core Subaccount
  (12/01)............................................  2006      1.422          1.506                --
                                                       2005      1.301          1.422           117,889
                                                       2004      1.150          1.301           126,310
                                                       2003      0.973          1.150            85,949
                                                       2002      1.000          0.973                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.458          1.539                --
                                                       2005      1.450          1.458            34,070
                                                       2004      1.302          1.450            15,948
                                                       2003      0.974          1.302             5,936
                                                       2002      1.000          0.974                --

  Travelers MFS(R) Total Return Subaccount (10/01)...  2006      1.225          1.261                --
                                                       2005      1.219          1.225         1,484,978
                                                       2004      1.121          1.219         1,534,701
                                                       2003      0.986          1.121         1,669,877
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.158          1.248                --
                                                       2005      1.114          1.158            31,530
                                                       2004      0.972          1.114             8,026

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.516          1.737                --
                                                       2005      1.419          1.516           117,114
                                                       2004      1.256          1.419            68,612
                                                       2003      1.001          1.256            42,730
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.355          1.434                --
                                                       2005      1.310          1.355           111,025
                                                       2004      1.208          1.310           109,780
                                                       2003      1.000          1.208            15,008

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.034          1.086                --
                                                       2005      1.000          1.034                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.101          1.109                --
                                                       2005      1.088          1.101           128,571
                                                       2004      0.982          1.088            24,688

                                 PORTFOLIO ARCHITECT 3 -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.058          1.045                --
                                                       2005      1.067          1.058            79,108
                                                       2004      1.058          1.067            79,085
                                                       2003      1.014          1.058            13,167
                                                       2002      1.000          1.014                --

  Travelers Strategic Equity Subaccount (11/01)......  2006      1.343          1.397                --
                                                       2005      1.348          1.343            39,402
                                                       2004      1.254          1.348            39,721
                                                       2003      0.969          1.254            36,786
                                                       2002      1.000          0.969                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.109          1.274                --
                                                       2005      1.000          1.109                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.264                --
                                                       2005      1.004          1.105                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.064          1.023                --
                                                       2005      1.045          1.064            35,764
                                                       2004      0.984          1.045            17,656

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.639          1.562            62,380
                                                       2006      1.447          1.639            93,862
                                                       2005      1.425          1.447           193,397
                                                       2004      1.243          1.425           201,061
                                                       2003      0.974          1.243           235,475
                                                       2002      1.000          0.974                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.316          1.444                --
                                                       2006      1.263          1.316                --
                                                       2005      1.200          1.263                --
                                                       2004      1.185          1.200                --
                                                       2003      0.966          1.185                --
                                                       2002      1.000          0.966                --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, AIM Variable Insurance Fund-AIM VI Premier Equity Fund merged into AIM Variable Insurance Fund-AIM V.I. Core Equity Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund- merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust- merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust- merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio- merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Core Equity Fund was replaced by Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Credit Suisse Trust-Credit Suisse Trust Emerging Markets Portfolio was replaced by Met Investors Series Trust-MFS(R) Emerging Markets Equity Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio merged into Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

            CONDENSED FINANCIAL INFORMATION -- PORTFOLIO ARCHITECT L

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 1.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.166          1.138                 --
                                                       2005      1.034          1.166            244,221
                                                       2004      0.973          1.034            458,633
                                                       2003      0.803          0.973            483,364
                                                       2002      1.183          0.803            440,010
                                                       2001      1.000          1.183             25,673

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.950          2.198          1,462,736
                                                       2006      1.649          1.950          1,779,732
                                                       2005      1.473          1.649          1,914,049
                                                       2004      1.322          1.473          1,965,953
                                                       2003      0.995          1.322          1,577,762
                                                       2002      1.188          0.995            579,448
                                                       2001      1.000          1.188             53,009

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.681          1.854          4,830,443
                                                       2006      1.553          1.681          6,204,083
                                                       2005      1.362          1.553          6,908,813
                                                       2004      1.233          1.362          7,498,271
                                                       2003      0.918          1.233          6,289,036
                                                       2002      1.238          0.918          2,672,503
                                                       2001      1.000          1.238            328,550

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.517          1.564          4,296,674
                                                       2006      1.341          1.517          5,744,650
                                                       2005      1.291          1.341          6,617,005
                                                       2004      1.191          1.291          7,869,519
                                                       2003      0.916          1.191          6,886,746
                                                       2002      1.143          0.916          3,517,428
                                                       2001      1.000          1.143            483,056

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.297          1.282                 --
                                                       2005      1.117          1.297            200,941
                                                       2004      0.952          1.117            274,552
                                                       2003      0.777          0.952            276,632
                                                       2002      0.877          0.777            223,435

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.703          2.217                 --
                                                       2005      1.618          1.703            399,140
                                                       2004      1.255          1.618            534,356
                                                       2003      0.953          1.255            420,706
                                                       2002      1.046          0.953            169,208

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.149          1.208             94,038
                                                       2006      1.005          1.149            107,652
                                                       2005      0.981          1.005            113,162
                                                       2004      0.951          0.981            113,107
                                                       2003      0.799          0.951            229,583
                                                       2002      0.837          0.799            136,153

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.124          0.982            396,825
                                                       2006      1.104          1.124            480,027
                                                       2005      1.063          1.104            610,789
                                                       2004      0.972          1.063            811,595
                                                       2003      0.752          0.972            795,333
                                                       2002      0.934          0.752            429,565

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.302          1.415                 --
                                                       2005      1.204          1.302             60,422
                                                       2004      1.074          1.204             34,482
                                                       2003      1.000          1.074              5,122

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.447                 --
                                                       2005      1.202          1.299            117,915
                                                       2004      1.067          1.202             26,373
                                                       2003      1.000          1.067                 --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.545          1.779            443,711
                                                       2006      1.412          1.545            486,927
                                                       2005      1.233          1.412            537,353
                                                       2004      1.091          1.233            796,095
                                                       2003      0.867          1.091            530,106
                                                       2002      0.985          0.867            290,464

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.393          1.460            170,247
                                                       2006      1.247          1.393            171,791
                                                       2005      1.053          1.247            173,750
                                                       2004      1.059          1.053            191,175
                                                       2003      0.863          1.059            189,423
                                                       2002      0.778          0.863            163,295

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.813          2.053          1,062,985
                                                       2006      1.643          1.813          1,263,253
                                                       2005      1.418          1.643          1,771,018
                                                       2004      1.159          1.418          1,933,959
                                                       2003      0.854          1.159          1,521,044
                                                       2002      0.993          0.854            558,775

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.242          1.443                 --
                                                       2005      1.144          1.242          1,734,260
                                                       2004      1.035          1.144          1,999,529
                                                       2003      0.842          1.035          1,608,369
                                                       2002      0.999          0.842            719,789

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.780          3.515            484,642
                                                       2006      2.211          2.780            643,439
                                                       2005      1.767          2.211            838,387
                                                       2004      1.444          1.767            538,483
                                                       2003      1.000          1.444             73,437

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.766          2.001          1,389,027
                                                       2006      1.481          1.766          1,658,197
                                                       2005      1.369          1.481          2,258,919
                                                       2004      1.177          1.369          1,963,706
                                                       2003      0.907          1.177          1,293,188
                                                       2002      1.134          0.907            589,742
                                                       2001      1.000          1.134             29,133

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.246          1.490                 --
                                                       2005      1.166          1.246            439,470
                                                       2004      1.024          1.166            662,918
                                                       2003      0.789          1.024            314,762
                                                       2002      0.831          0.789            130,925

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.061          1.084                 --
                                                       2005      1.067          1.061             55,179
                                                       2004      0.989          1.067                 --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.144          1.181                 --
                                                       2005      1.082          1.144            224,786
                                                       2004      1.018          1.082            232,165
                                                       2003      0.912          1.018            226,801
                                                       2002      0.922          0.912            192,627

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.174          1.403             11,118
                                                       2006      1.125          1.174             10,923
                                                       2005      1.020          1.125             12,895
                                                       2004      0.910          1.020             13,043
                                                       2003      0.734          0.910             12,999
                                                       2002      0.773          0.734              2,339

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.026          1.226             14,890
                                                       2006      0.970          1.026             14,621
                                                       2005      0.885          0.970             17,017
                                                       2004      0.897          0.885            107,994
                                                       2003      0.624          0.897            111,827
                                                       2002      0.657          0.624              9,994

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.105          1.186             15,163
                                                       2006      0.955          1.105             16,772
                                                       2005      0.921          0.955             37,932
                                                       2004      0.898          0.921             70,179
                                                       2003      0.739          0.898             71,689
                                                       2002      0.746          0.739            102,057

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.534          1.717                 --
                                                       2005      1.502          1.534            237,592
                                                       2004      1.332          1.502            247,135
                                                       2003      1.000          1.332             80,414

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.385          1.333          3,650,279

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.428          1.476          1,645,508

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.365          1.406            781,480
                                                       2006      1.208          1.365          1,061,629
                                                       2005      1.180          1.208          1,239,450
                                                       2004      1.091          1.180          2,117,905
                                                       2003      0.870          1.091          2,036,010
                                                       2002      1.141          0.870            903,725
                                                       2001      1.000          1.141             46,322

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.606          1.536          3,736,032

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.463          1.493          1,248,471
                                                       2006      1.261          1.463            702,579
                                                       2005      1.205          1.261          1,173,271
                                                       2004      1.112          1.205          1,380,340
                                                       2003      0.856          1.112            997,741
                                                       2002      1.134          0.856            806,373
                                                       2001      1.000          1.134             76,156

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.366          1.365            956,170

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.515          1.636            465,478
                                                       2006      1.369          1.515            502,492
                                                       2005      1.329          1.369            983,324
                                                       2004      1.176          1.329          1,076,083
                                                       2003      0.805          1.176          1,094,670
                                                       2002      1.255          0.805            354,038
                                                       2001      1.000          1.255              3,283

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.170          1.274                 --
                                                       2006      1.107          1.170                 --
                                                       2005      1.080          1.107                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.013            270,386
                                                       2006      0.996          1.018            273,132
                                                       2005      0.991          0.996            453,573
                                                       2004      0.998          0.991            429,944
                                                       2003      1.000          0.998            109,660

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.426          1.494                 --
                                                       2006      1.229          1.426          1,799,672
                                                       2005      1.204          1.229          2,575,093
                                                       2004      1.132          1.204          3,132,904
                                                       2003      0.829          1.132          2,830,329
                                                       2002      1.127          0.829          1,972,141
                                                       2001      1.000          1.127            277,708

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.180          1.229                 --
                                                       2006      1.154          1.180            109,686
                                                       2005      1.117          1.154            153,668
                                                       2004      1.132          1.117            294,225
                                                       2003      0.798          1.132             90,125
                                                       2002      0.755          0.798             14,568

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.309          1.354                 --
                                                       2006      1.200          1.309             55,251
                                                       2005      1.113          1.200             56,448
                                                       2004      1.039          1.113             65,449
                                                       2003      0.755          1.039             48,254
                                                       2002      0.777          0.755              2,659

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.218          1.271                 --
                                                       2006      1.103          1.218             13,761
                                                       2005      1.085          1.103             17,623
                                                       2004      1.019          1.085             19,509
                                                       2003      0.798          1.019             31,671
                                                       2002      0.760          0.798             16,195

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.601          1.663                 --
                                                       2006      1.391          1.601            353,400
                                                       2005      1.372          1.391            395,149
                                                       2004      1.241          1.372            374,495
                                                       2003      1.000          1.241            244,664

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.790          1.971                 --
                                                       2006      1.625          1.790            540,138
                                                       2005      1.529          1.625            961,887
                                                       2004      1.256          1.529            710,264
                                                       2003      1.000          1.256            316,447

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.096          1.130                 --
                                                       2005      1.075          1.096                 --
                                                       2004      1.015          1.075                 --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.363          1.419            197,773
                                                       2006      1.434          1.363            231,949

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.401          1.413            185,227
                                                       2006      1.331          1.401            218,415

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.412          1.480                 --
                                                       2006      1.336          1.412            178,351

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.467          1.476             77,617

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.353          1.315             21,980
                                                       2006      1.271          1.353                 --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.641          1.597            422,554
                                                       2006      1.492          1.641            427,771

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.312          1.680             67,688
                                                       2006      1.282          1.312             98,813

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.251          1.107                142

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.192          1.244                 --
                                                       2006      1.130          1.192                 --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.329          1.394            217,266
                                                       2006      1.270          1.329            243,952

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.076          1.098            549,766
                                                       2006      1.001          1.076            537,046

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.070          1.057            943,546
                                                       2006      1.002          1.070              9,137

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.340          1.472            342,850
                                                       2006      1.359          1.340            369,237

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.269          1.388             29,741
                                                       2006      1.281          1.269              1,699

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.967          2.062            434,422

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.393          1.472            215,059
                                                       2006      1.262          1.393            113,433

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.218          1.019            538,800
                                                       2006      1.003          1.218            687,855

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.133          1.197            551,313

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.567          1.615             18,664
                                                       2006      1.460          1.567             13,451

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.147          1.265                 --
                                                       2006      1.092          1.147                168

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.160          1.214             91,542
                                                       2006      1.122          1.160            939,707

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.027          0.978          1,386,059
                                                       2006      1.003          1.027            536,318

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.862          1.019            660,708
                                                       2006      0.885          0.862            762,364

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.165          1.201            404,750

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.016          1.047            198,257
                                                       2006      0.995          1.016            129,414

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.227          1.252            934,700
                                                       2006      1.212          1.227          1,173,634

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.462          1.494          1,381,550
                                                       2006      1.428          1.462          1,625,768

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.059          1.073             71,856
                                                       2006      1.002          1.059             76,739

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.041          1.079             88,632
                                                       2006      1.001          1.041            129,591

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.078             38,583
                                                       2006      1.002          1.047              3,377

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.078            104,673
                                                       2006      1.002          1.053             54,976

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.058          1.078          3,533,680
                                                       2006      1.002          1.058          3,744,117

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.399          1.431          5,565,988
                                                       2006      1.311          1.399          6,782,019

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.095            840,013
                                                       2006      0.996          1.049            703,434

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.067          1.143            230,589
                                                       2006      0.998          1.067            298,379

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.150          1.192                 --
                                                       2006      1.084          1.150             55,171

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.069          1.097              5,256
                                                       2006      1.035          1.069              5,154

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.987          0.995                 --
                                                       2005      0.977          0.987            150,830
                                                       2004      0.986          0.977            673,304
                                                       2003      0.996          0.986            855,860
                                                       2002      0.999          0.996            802,446

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.111          1.329                 --
                                                       2005      1.071          1.111                 --
                                                       2004      0.987          1.071                 --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.107          1.128                 --
                                                       2006      1.119          1.107          1,144,215
                                                       2005      1.117          1.119          1,495,964
                                                       2004      1.045          1.117          2,231,285
                                                       2003      1.000          1.045          1,039,141

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.169          1.248          5,969,244
                                                       2006      1.146          1.169          7,635,347
                                                       2005      1.140          1.146         10,573,072
                                                       2004      1.107          1.140         14,158,270
                                                       2003      1.074          1.107         14,489,686
                                                       2002      1.003          1.074          8,698,076
                                                       2001      1.000          1.003            284,980

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.828          1.977                 --
                                                       2006      1.458          1.828            502,241
                                                       2005      1.323          1.458            375,153
                                                       2004      1.160          1.323            516,700
                                                       2003      0.919          1.160            603,425
                                                       2002      1.138          0.919            285,369
                                                       2001      1.000          1.138             52,475

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.157          2.302                 --
                                                       2006      1.874          2.157            619,859
                                                       2005      1.783          1.874            844,247
                                                       2004      1.439          1.783          1,134,138
                                                       2003      0.980          1.439          1,081,087
                                                       2002      1.221          0.980            712,422
                                                       2001      1.000          1.221             16,781

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.277          1.359                 --
                                                       2005      1.196          1.277            434,982
                                                       2004      1.144          1.196            595,498
                                                       2003      0.901          1.144            327,479
                                                       2002      1.206          0.901             82,566
                                                       2001      1.000          1.206              3,553

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.193          1.270                 --
                                                       2005      1.211          1.193            311,252
                                                       2004      1.160          1.211          2,407,328
                                                       2003      0.936          1.160            639,427
                                                       2002      0.975          0.936            170,593

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.314          1.434                 --
                                                       2005      1.191          1.314            256,661
                                                       2004      1.042          1.191            266,416
                                                       2003      0.793          1.042            313,401
                                                       2002      0.882          0.793             58,105

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (11/99).........  2006      1.360          1.428                 --
                                                       2005      1.326          1.360          2,251,835
                                                       2004      1.229          1.326          2,433,328
                                                       2003      0.955          1.229          1,969,032
                                                       2002      1.130          0.955            718,818
                                                       2001      1.000          1.130             27,813

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.300          1.331                 --
                                                       2005      1.291          1.300            745,362
                                                       2004      1.191          1.291            991,656
                                                       2003      0.991          1.191            960,744
                                                       2002      0.941          0.991             93,591

  Travelers Federated Stock Subaccount (9/02)........  2006      1.100          1.138                 --
                                                       2005      1.064          1.100             77,154
                                                       2004      0.980          1.064             79,394
                                                       2003      0.782          0.980             84,271
                                                       2002      0.788          0.782             17,425

  Travelers Large Cap Subaccount (11/99).............  2006      1.177          1.212                 --
                                                       2005      1.103          1.177          1,103,383
                                                       2004      1.055          1.103            915,748
                                                       2003      0.862          1.055            794,841
                                                       2002      1.138          0.862            226,191
                                                       2001      1.000          1.138             36,628

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.108          1.177                 --
                                                       2005      1.045          1.108                 --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.019          1.022                 --
                                                       2005      1.000          1.019             86,058

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.053          1.090                 --
                                                       2005      1.000          1.053             78,054

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.086          1.132                 --
                                                       2005      1.017          1.086          3,561,326

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.030          1.049                 --
                                                       2005      1.011          1.030                 --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.259          1.336                 --
                                                       2005      1.145          1.259            194,233
                                                       2004      1.006          1.145            273,915
                                                       2003      0.846          1.006            172,694
                                                       2002      1.151          0.846            159,360
                                                       2001      1.000          1.151                614

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.837          0.885                 --
                                                       2005      0.827          0.837          1,016,433
                                                       2004      0.738          0.827            768,481
                                                       2003      0.549          0.738            783,843
                                                       2002      0.626          0.549            222,429

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.271          1.311                 --
                                                       2005      1.258          1.271          9,648,193
                                                       2004      1.150          1.258         10,625,367
                                                       2003      1.005          1.150          9,375,765
                                                       2002      1.081          1.005          4,154,038
                                                       2001      1.000          1.081            348,528

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.169          1.262                 --
                                                       2005      1.119          1.169            108,277
                                                       2004      0.972          1.119                 --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.300          1.492                 --
                                                       2005      1.209          1.300            424,780
                                                       2004      1.064          1.209            404,686
                                                       2003      0.843          1.064            261,140
                                                       2002      0.845          0.843             35,971

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.377          1.460                 --
                                                       2005      1.324          1.377             25,462
                                                       2004      1.213          1.324             30,145
                                                       2003      1.000          1.213             22,941

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.038          1.092                 --
                                                       2005      1.000          1.038                209

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.112          1.122                 --
                                                       2005      1.092          1.112            176,162
                                                       2004      0.983          1.092              7,354

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.121          1.110                 --
                                                       2005      1.124          1.121            760,051
                                                       2004      1.108          1.124          1,333,327
                                                       2003      1.055          1.108          1,212,574
                                                       2002      1.015          1.055            544,484

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.056          1.101                 --
                                                       2005      1.054          1.056            738,970
                                                       2004      0.974          1.054            840,779
                                                       2003      0.749          0.974            875,861
                                                       2002      1.148          0.749            654,693
                                                       2001      1.000          1.148            122,403

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.281                 --
                                                       2005      1.000          1.113                 --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.109          1.271                 --
                                                       2005      1.005          1.109                 --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.075          1.035                 --
                                                       2005      1.049          1.075              4,894
                                                       2004      0.984          1.049                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.319          1.265            589,448
                                                       2006      1.158          1.319            675,931
                                                       2005      1.133          1.158            784,448
                                                       2004      0.983          1.133          1,107,608
                                                       2003      0.766          0.983          1,094,511
                                                       2002      0.907          0.766            665,542

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.010          1.114             53,456
                                                       2006      0.963          1.010             53,468
                                                       2005      0.909          0.963             66,019
                                                       2004      0.893          0.909             66,034
                                                       2003      0.723          0.893             71,388
                                                       2002      0.788          0.723             78,186

             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.372          1.337               --
                                                       2005      1.218          1.372            8,961
                                                       2004      1.147          1.218            8,961
                                                       2003      0.948          1.147            4,728
                                                       2002      1.000          0.948               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.921          2.163           11,841
                                                       2006      1.626          1.921            1,393
                                                       2005      1.454          1.626            1,395
                                                       2004      1.306          1.454            8,292
                                                       2003      0.984          1.306               --
                                                       2002      1.000          0.984               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.752          1.930          268,390
                                                       2006      1.620          1.752          324,087
                                                       2005      1.422          1.620          312,677
                                                       2004      1.289          1.422          310,343
                                                       2003      0.961          1.289          233,269
                                                       2002      1.000          0.961               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.601          1.649          621,304
                                                       2006      1.417          1.601          665,666
                                                       2005      1.365          1.417          612,262
                                                       2004      1.261          1.365          612,287
                                                       2003      0.971          1.261          359,401
                                                       2002      1.000          0.971               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.612          1.593               --
                                                       2005      1.391          1.612               --
                                                       2004      1.186          1.391               --
                                                       2003      0.968          1.186               --
                                                       2002      1.000          0.968               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.789          2.328               --
                                                       2005      1.702          1.789           14,515
                                                       2004      1.321          1.702               --
                                                       2003      1.005          1.321               --
                                                       2002      1.000          1.005               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.390          1.460               --
                                                       2006      1.217          1.390               --
                                                       2005      1.189          1.217               --
                                                       2004      1.154          1.189               --
                                                       2003      0.971          1.154               --
                                                       2002      1.000          0.971               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.454          1.268               --
                                                       2006      1.429          1.454               --
                                                       2005      1.377          1.429               --
                                                       2004      1.261          1.377               --
                                                       2003      0.976          1.261               --
                                                       2002      1.000          0.976               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.299          1.412               --
                                                       2005      1.203          1.299               --
                                                       2004      1.074          1.203               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.444               --
                                                       2005      1.201          1.297               --
                                                       2004      1.067          1.201               --
                                                       2003      1.000          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.759          2.024               --
                                                       2006      1.610          1.759               --
                                                       2005      1.407          1.610               --
                                                       2004      1.246          1.407               --
                                                       2003      0.991          1.246               --
                                                       2002      1.000          0.991               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.533          1.604               --
                                                       2006      1.373          1.533               --
                                                       2005      1.160          1.373               --
                                                       2004      1.168          1.160               --
                                                       2003      0.953          1.168               --
                                                       2002      1.000          0.953               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.086          2.359           31,883
                                                       2006      1.892          2.086           51,864
                                                       2005      1.635          1.892           48,157
                                                       2004      1.337          1.635           22,724
                                                       2003      0.986          1.337           21,215
                                                       2002      1.000          0.986               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.462          1.697               --
                                                       2005      1.348          1.462               --
                                                       2004      1.220          1.348               --
                                                       2003      0.994          1.220           37,934
                                                       2002      1.000          0.994               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.770          3.498               --
                                                       2006      2.205          2.770           19,976
                                                       2005      1.764          2.205           19,976
                                                       2004      1.443          1.764           14,602
                                                       2003      1.000          1.443               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.918          2.171           61,720
                                                       2006      1.610          1.918           42,323
                                                       2005      1.490          1.610           42,325
                                                       2004      1.282          1.490           47,231
                                                       2003      0.989          1.282           45,162
                                                       2002      1.000          0.989               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.537          1.837               --
                                                       2005      1.440          1.537           11,908
                                                       2004      1.265          1.440           11,908
                                                       2003      0.976          1.265               --
                                                       2002      1.000          0.976               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.059          1.082               --
                                                       2005      1.066          1.059               --
                                                       2004      0.989          1.066               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.243          1.283               --
                                                       2005      1.178          1.243               --
                                                       2004      1.109          1.178               --
                                                       2003      0.994          1.109               --
                                                       2002      1.000          0.994               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.574          1.879               --
                                                       2006      1.510          1.574               --
                                                       2005      1.370          1.510               --
                                                       2004      1.223          1.370               --
                                                       2003      0.988          1.223               --
                                                       2002      1.000          0.988               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.548          1.847               --
                                                       2006      1.464          1.548               --
                                                       2005      1.338          1.464               --
                                                       2004      1.357          1.338               --
                                                       2003      0.944          1.357               --
                                                       2002      1.000          0.944               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.459          1.565               --
                                                       2006      1.261          1.459               --
                                                       2005      1.218          1.261               --
                                                       2004      1.188          1.218               --
                                                       2003      0.980          1.188               --
                                                       2002      1.000          0.980               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.529          1.711               --
                                                       2005      1.500          1.529            9,699
                                                       2004      1.331          1.500           24,726
                                                       2003      1.000          1.331           21,288

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.635          1.573          116,304

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.509          1.559          390,865

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.512          1.555           75,484
                                                       2006      1.339          1.512          101,227
                                                       2005      1.310          1.339          103,069
                                                       2004      1.211          1.310          105,163
                                                       2003      0.967          1.211          105,766
                                                       2002      1.000          0.967               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.705          1.629           61,204

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.632          1.662           77,506
                                                       2006      1.407          1.632            6,098
                                                       2005      1.347          1.407            6,103
                                                       2004      1.244          1.347            6,109
                                                       2003      0.959          1.244            3,053
                                                       2002      1.000          0.959               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.475          1.473          112,702

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.819          1.962           23,240
                                                       2006      1.645          1.819               --
                                                       2005      1.599          1.645               --
                                                       2004      1.416          1.599               --
                                                       2003      0.970          1.416               --
                                                       2002      1.000          0.970               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.167          1.269               --
                                                       2006      1.105          1.167               --
                                                       2005      1.079          1.105               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.015          1.008               --
                                                       2006      0.994          1.015               --
                                                       2005      0.990          0.994               --
                                                       2004      0.998          0.990               --
                                                       2003      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.643          1.722               --
                                                       2006      1.419          1.643           48,307
                                                       2005      1.390          1.419           39,811
                                                       2004      1.309          1.390           39,816
                                                       2003      0.960          1.309           40,379
                                                       2002      1.000          0.960               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.416          1.473               --
                                                       2006      1.385          1.416               --
                                                       2005      1.342          1.385               --
                                                       2004      1.362          1.342               --
                                                       2003      0.961          1.362               --
                                                       2002      1.000          0.961               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.638          1.694               --
                                                       2006      1.504          1.638               --
                                                       2005      1.396          1.504               --
                                                       2004      1.304          1.396               --
                                                       2003      0.949          1.304               --
                                                       2002      1.000          0.949               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.470          1.534               --
                                                       2006      1.334          1.470               --
                                                       2005      1.312          1.334               --
                                                       2004      1.235          1.312               --
                                                       2003      0.967          1.235               --
                                                       2002      1.000          0.967               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.595          1.656               --
                                                       2006      1.387          1.595               --
                                                       2005      1.370          1.387               --
                                                       2004      1.240          1.370               --
                                                       2003      1.000          1.240               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.784          1.964               --
                                                       2006      1.620          1.784           30,605
                                                       2005      1.527          1.620           29,794
                                                       2004      1.255          1.527           29,800
                                                       2003      1.000          1.255           29,801

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.094          1.127               --
                                                       2005      1.074          1.094               --
                                                       2004      1.014          1.074               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.672          1.739               --
                                                       2006      1.761          1.672               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.412          1.423               --
                                                       2006      1.343          1.412               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.618          1.695               --
                                                       2006      1.532          1.618               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.681          1.689               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.350          1.311               --
                                                       2006      1.270          1.350               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.942          1.888           81,730
                                                       2006      1.767          1.942           62,759

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.630          2.085               --
                                                       2006      1.593          1.630               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.249          1.104               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.189          1.240               --
                                                       2006      1.127          1.189               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.408          1.475               --
                                                       2006      1.347          1.408               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.075          1.096               --
                                                       2006      1.001          1.075               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.055           51,069
                                                       2006      1.002          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.432          1.571               --
                                                       2006      1.453          1.432           20,979

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.267          1.384           16,576
                                                       2006      1.279          1.267               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.117          2.219           83,632

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.389          1.466               --
                                                       2006      1.260          1.389               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.217          1.017               --
                                                       2006      1.003          1.217           27,972

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.128          1.192           60,230

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.562          1.608            5,914
                                                       2006      1.456          1.562            5,919

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.263               --
                                                       2006      1.091          1.145            5,867

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.157          1.210               --
                                                       2006      1.120          1.157               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.976           15,444
                                                       2006      1.003          1.026           73,739

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.524          1.800               --
                                                       2006      1.565          1.524               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.115          1.148            8,193

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.015          1.046           11,611
                                                       2006      0.995          1.015           11,640

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.370          1.396            9,029
                                                       2006      1.355          1.370            9,029

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.462          1.492           77,841
                                                       2006      1.429          1.462           77,841

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.058          1.071               --
                                                       2006      1.002          1.058               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.077               --
                                                       2006      1.001          1.040               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.047          1.076               --
                                                       2006      1.002          1.047               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.076          608,755
                                                       2006      1.002          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.076               --
                                                       2006      1.002          1.057               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.367          1.397          140,391
                                                       2006      1.282          1.367          131,683

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.049          1.093           19,954
                                                       2006      0.996          1.049           19,954

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.141           12,241
                                                       2006      0.998          1.066           12,241

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.147          1.189               --
                                                       2006      1.082          1.147               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.067          1.093               --
                                                       2006      1.033          1.067               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.987          0.995               --
                                                       2005      0.979          0.987           11,670
                                                       2004      0.988          0.979           11,700
                                                       2003      1.000          0.988               --
                                                       2002      1.000          1.000               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.110          1.326               --
                                                       2005      1.070          1.110               --
                                                       2004      0.987          1.070               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.103          1.123               --
                                                       2006      1.116          1.103           60,291
                                                       2005      1.115          1.116           60,291
                                                       2004      1.044          1.115           60,291
                                                       2003      1.000          1.044           57,878

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.097          1.170          165,300
                                                       2006      1.077          1.097          162,284
                                                       2005      1.072          1.077          160,810
                                                       2004      1.042          1.072          179,966
                                                       2003      1.012          1.042          151,979
                                                       2002      1.000          1.012               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.969          2.129               --
                                                       2006      1.572          1.969           66,294
                                                       2005      1.428          1.572           67,482
                                                       2004      1.253          1.428           72,597
                                                       2003      0.994          1.253           72,597
                                                       2002      1.000          0.994               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.143          2.285               --
                                                       2006      1.863          2.143           13,974
                                                       2005      1.774          1.863           13,974
                                                       2004      1.433          1.774            8,360
                                                       2003      0.977          1.433            8,360
                                                       2002      1.000          0.977               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.366          1.453               --
                                                       2005      1.281          1.366           20,979
                                                       2004      1.226          1.281           20,979
                                                       2003      0.967          1.226           20,979
                                                       2002      1.000          0.967               --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.265          1.347               --
                                                       2005      1.285          1.265               --
                                                       2004      1.233          1.285               --
                                                       2003      0.996          1.233               --
                                                       2002      1.000          0.996               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.614          1.761               --
                                                       2005      1.464          1.614               --
                                                       2004      1.282          1.464               --
                                                       2003      0.977          1.282               --
                                                       2002      1.000          0.977               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.361          1.429               --
                                                       2005      1.329          1.361           78,736
                                                       2004      1.233          1.329           79,753
                                                       2003      0.958          1.233           75,794
                                                       2002      1.000          0.958               --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.311          1.343               --
                                                       2005      1.304          1.311               --
                                                       2004      1.205          1.304               --
                                                       2003      1.003          1.205               --
                                                       2002      1.000          1.003               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.370          1.417               --
                                                       2005      1.327          1.370               --
                                                       2004      1.224          1.327               --
                                                       2003      0.978          1.224               --
                                                       2002      1.000          0.978               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.316          1.355               --
                                                       2005      1.235          1.316               --
                                                       2004      1.182          1.235               --
                                                       2003      0.967          1.182               --
                                                       2002      1.000          0.967               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.176               --
                                                       2005      1.045          1.107               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.021               --
                                                       2005      1.000          1.018               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.089               --
                                                       2005      1.000          1.052               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.131               --
                                                       2005      1.017          1.085               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.048               --
                                                       2005      1.011          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.444          1.532               --
                                                       2005      1.314          1.444               --
                                                       2004      1.156          1.314               --
                                                       2003      0.973          1.156               --
                                                       2002      1.000          0.973               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.481          1.565               --
                                                       2005      1.465          1.481               --
                                                       2004      1.309          1.465               --
                                                       2003      0.974          1.309               --
                                                       2002      1.000          0.974               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.243          1.282               --
                                                       2005      1.231          1.243          134,864
                                                       2004      1.127          1.231          143,268
                                                       2003      0.986          1.127          291,870
                                                       2002      1.000          0.986               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.167          1.260               --
                                                       2005      1.118          1.167               --
                                                       2004      0.972          1.118           22,795

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.540          1.767               --
                                                       2005      1.433          1.540           63,875
                                                       2004      1.263          1.433           70,505
                                                       2003      1.001          1.263           67,375
                                                       2002      1.000          1.001               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.373          1.456               --
                                                       2005      1.321          1.373            5,924
                                                       2004      1.212          1.321            5,930
                                                       2003      1.000          1.212            6,531

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.091               --
                                                       2005      1.000          1.037               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.110          1.120               --
                                                       2005      1.092          1.110               --
                                                       2004      0.983          1.092               --

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.074          1.063               --
                                                       2005      1.078          1.074            8,248
                                                       2004      1.064          1.078            8,276
                                                       2003      1.014          1.064               --
                                                       2002      1.000          1.014               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.363          1.421               --
                                                       2005      1.362          1.363            8,608
                                                       2004      1.260          1.362            8,608
                                                       2003      0.969          1.260            8,608
                                                       2002      1.000          0.969               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.113          1.279               --
                                                       2005      1.000          1.113               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.270               --
                                                       2005      1.005          1.108               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.073          1.033               --
                                                       2005      1.049          1.073               --
                                                       2004      0.984          1.049               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 1.95% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.673          1.602               --
                                                       2006      1.470          1.673               --
                                                       2005      1.439          1.470               --
                                                       2004      1.250          1.439               --
                                                       2003      0.974          1.250               --
                                                       2002      1.000          0.974               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.343          1.481               --
                                                       2006      1.282          1.343               --
                                                       2005      1.212          1.282               --
                                                       2004      1.191          1.212               --
                                                       2003      0.966          1.191               --
                                                       2002      1.000          0.966               --




             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334               --
                                                       2005      1.217          1.370               --
                                                       2004      1.146          1.217               --
                                                       2003      0.948          1.146               --
                                                       2002      1.000          0.948               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.917          2.158           37,372
                                                       2006      1.624          1.917           47,031
                                                       2005      1.452          1.624           47,188
                                                       2004      1.305          1.452           26,165
                                                       2003      0.984          1.305           19,446
                                                       2002      1.000          0.984               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.748          1.925           81,310
                                                       2006      1.618          1.748           90,031
                                                       2005      1.420          1.618           82,075
                                                       2004      1.288          1.420           61,511
                                                       2003      0.961          1.288           44,303
                                                       2002      1.000          0.961               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.598          1.645          110,875
                                                       2006      1.415          1.598           99,018
                                                       2005      1.364          1.415           90,275
                                                       2004      1.261          1.364           83,688
                                                       2003      0.971          1.261           44,174
                                                       2002      1.000          0.971               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.610          1.591               --
                                                       2005      1.389          1.610               --
                                                       2004      1.186          1.389               --
                                                       2003      0.968          1.186               --
                                                       2002      1.000          0.968               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.787          2.323               --
                                                       2005      1.701          1.787              696
                                                       2004      1.321          1.701               --
                                                       2003      1.005          1.321               --
                                                       2002      1.000          1.005               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.387          1.456               --
                                                       2006      1.215          1.387               --
                                                       2005      1.187          1.215               --
                                                       2004      1.153          1.187               --
                                                       2003      0.971          1.153               --
                                                       2002      1.000          0.971               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.451          1.265               --
                                                       2006      1.427          1.451               --
                                                       2005      1.375          1.427               --
                                                       2004      1.260          1.375               --
                                                       2003      0.976          1.260               --
                                                       2002      1.000          0.976               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410               --
                                                       2005      1.202          1.298           31,491
                                                       2004      1.074          1.202               --
                                                       2003      0.996          1.074               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.442               --
                                                       2005      1.200          1.295               --
                                                       2004      1.067          1.200               --
                                                       2003      1.016          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.756          2.018               --
                                                       2006      1.607          1.756               --
                                                       2005      1.406          1.607               --
                                                       2004      1.245          1.406               --
                                                       2003      0.991          1.245               --
                                                       2002      1.000          0.991               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.530          1.600               --
                                                       2006      1.371          1.530               --
                                                       2005      1.159          1.371               --
                                                       2004      1.167          1.159               --
                                                       2003      0.953          1.167               --
                                                       2002      1.000          0.953               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.082          2.353           39,496
                                                       2006      1.889          2.082           44,932
                                                       2005      1.633          1.889           45,371
                                                       2004      1.336          1.633           43,882
                                                       2003      0.986          1.336           29,069
                                                       2002      1.000          0.986               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693               --
                                                       2005      1.347          1.459               --
                                                       2004      1.220          1.347               --
                                                       2003      0.994          1.220           13,197
                                                       2002      1.000          0.994               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.765          3.490            5,839
                                                       2006      2.202          2.765            5,840
                                                       2005      1.763          2.202            5,840
                                                       2004      1.442          1.763               --
                                                       2003      1.000          1.442           10,805

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.914          2.166           31,814
                                                       2006      1.608          1.914           31,820
                                                       2005      1.489          1.608           31,827
                                                       2004      1.281          1.489           29,138
                                                       2003      0.989          1.281           42,256
                                                       2002      1.000          0.989               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.535          1.833               --
                                                       2005      1.438          1.535           10,334
                                                       2004      1.265          1.438            3,214
                                                       2003      0.976          1.265               --
                                                       2002      1.000          0.976               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.058          1.081               --
                                                       2005      1.066          1.058               --
                                                       2004      0.988          1.066               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.242          1.281               --
                                                       2005      1.176          1.242               --
                                                       2004      1.108          1.176               --
                                                       2003      0.994          1.108               --
                                                       2002      1.000          0.994               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.571          1.874               --
                                                       2006      1.507          1.571               --
                                                       2005      1.369          1.507               --
                                                       2004      1.223          1.369               --
                                                       2003      0.988          1.223               --
                                                       2002      1.000          0.988               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.545          1.843            5,645
                                                       2006      1.462          1.545            6,357
                                                       2005      1.337          1.462            7,625
                                                       2004      1.356          1.337               --
                                                       2003      0.944          1.356               --
                                                       2002      1.000          0.944               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.456          1.561               --
                                                       2006      1.259          1.456               --
                                                       2005      1.217          1.259               --
                                                       2004      1.188          1.217               --
                                                       2003      0.980          1.188               --
                                                       2002      1.000          0.980               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708               --
                                                       2005      1.498          1.527            5,128
                                                       2004      1.330          1.498            3,083
                                                       2003      1.018          1.330               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.631          1.569           44,238

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.506          1.555           16,189

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.509          1.551            1,314
                                                       2006      1.337          1.509            1,318
                                                       2005      1.308          1.337            1,322
                                                       2004      1.211          1.308            1,326
                                                       2003      0.967          1.211               --
                                                       2002      1.000          0.967               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.701          1.625           18,150

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.628          1.658               --
                                                       2006      1.405          1.628               --
                                                       2005      1.345          1.405               --
                                                       2004      1.243          1.345               --
                                                       2003      0.958          1.243               --
                                                       2002      1.000          0.958               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.471          1.469            9,465

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.815          1.957           20,175
                                                       2006      1.642          1.815              292
                                                       2005      1.597          1.642              293
                                                       2004      1.415          1.597              294
                                                       2003      0.970          1.415               --
                                                       2002      1.000          0.970               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.165          1.267               --
                                                       2006      1.104          1.165               --
                                                       2005      1.029          1.104               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.013          1.006            6,368
                                                       2006      0.993          1.013            6,368
                                                       2005      0.989          0.993            6,368
                                                       2004      0.998          0.989            6,368
                                                       2003      1.000          0.998               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.640          1.718               --
                                                       2006      1.417          1.640            2,252
                                                       2005      1.389          1.417            2,252
                                                       2004      1.308          1.389            2,252
                                                       2003      0.960          1.308            2,252
                                                       2002      1.000          0.960               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.413          1.470               --
                                                       2006      1.383          1.413               --
                                                       2005      1.341          1.383               --
                                                       2004      1.361          1.341               --
                                                       2003      0.961          1.361               --
                                                       2002      1.000          0.961               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.635          1.691               --
                                                       2006      1.502          1.635            6,287
                                                       2005      1.394          1.502            7,097
                                                       2004      1.304          1.394               --
                                                       2003      0.949          1.304               --
                                                       2002      1.000          0.949               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.467          1.531               --
                                                       2006      1.332          1.467               --
                                                       2005      1.311          1.332               --
                                                       2004      1.234          1.311               --
                                                       2003      0.967          1.234               --
                                                       2002      1.000          0.967               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.592          1.653               --
                                                       2006      1.385          1.592           32,547
                                                       2005      1.369          1.385           32,552
                                                       2004      1.239          1.369           17,462
                                                       2003      1.021          1.239               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.780          1.960               --
                                                       2006      1.618          1.780           21,899
                                                       2005      1.525          1.618           21,903
                                                       2004      1.255          1.525           12,982
                                                       2003      1.012          1.255               --

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.093          1.126               --
                                                       2005      1.074          1.093               --
                                                       2004      1.014          1.074               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.669          1.735               --
                                                       2006      1.758          1.669               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.410          1.420           12,403
                                                       2006      1.341          1.410           14,826

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.615          1.691               --
                                                       2006      1.529          1.615               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.677          1.685               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.349          1.310               --
                                                       2006      1.269          1.349               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.938          1.884           10,957
                                                       2006      1.764          1.938           17,825

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.626          2.080               --
                                                       2006      1.591          1.626               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.247          1.102               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.187          1.237               --
                                                       2006      1.126          1.187               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.405          1.471               --
                                                       2006      1.344          1.405               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.075          1.095               --
                                                       2006      1.001          1.075               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.054           36,486
                                                       2006      1.002          1.069               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.429          1.567            5,199
                                                       2006      1.450          1.429            5,199

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.266          1.382               --
                                                       2006      1.279          1.266               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.113          2.213               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.387          1.464           19,151
                                                       2006      1.259          1.387           22,548

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.217          1.016            1,334
                                                       2006      1.003          1.217            1,337

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.126          1.189               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.559          1.604               --
                                                       2006      1.453          1.559               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.144          1.262               --
                                                       2006      1.090          1.144               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.156          1.208               --
                                                       2006      1.119          1.156               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.975           70,560
                                                       2006      1.003          1.026            8,715

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.521          1.795            8,893
                                                       2006      1.562          1.521            9,397

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.112          1.146           17,479

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.013          1.043               --
                                                       2006      0.993          1.013               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.367          1.393           23,733
                                                       2006      1.352          1.367           23,737

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.459          1.489           63,700
                                                       2006      1.426          1.459           63,705

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.070               --
                                                       2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.076               --
                                                       2006      1.001          1.040           38,308

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.075               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.076           38,903
                                                       2006      1.002          1.052              982

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.075           53,336
                                                       2006      1.002          1.057           53,336

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.365          1.393           91,754
                                                       2006      1.280          1.365           91,702

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.048          1.092           48,765
                                                       2006      0.996          1.048           57,178

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.140               --
                                                       2006      0.998          1.066               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.145          1.187               --
                                                       2006      1.081          1.145               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.065          1.091               --
                                                       2006      1.032          1.065               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.986          0.993               --
                                                       2005      0.978          0.986               --
                                                       2004      0.987          0.978               --
                                                       2003      1.000          0.987               --
                                                       2002      1.000          1.000               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.109          1.325               --
                                                       2005      1.070          1.109               --
                                                       2004      0.986          1.070               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.101          1.121               --
                                                       2006      1.115          1.101            6,817
                                                       2005      1.114          1.115            5,990
                                                       2004      1.044          1.114            5,900
                                                       2003      1.002          1.044            5,270

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.095          1.167           38,557
                                                       2006      1.076          1.095           47,696
                                                       2005      1.071          1.076           42,703
                                                       2004      1.042          1.071           17,777
                                                       2003      1.012          1.042           77,212
                                                       2002      1.000          1.012               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.965          2.124               --
                                                       2006      1.569          1.965               --
                                                       2005      1.427          1.569               --
                                                       2004      1.253          1.427               --
                                                       2003      0.994          1.253               --
                                                       2002      1.000          0.994               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.138          2.280               --
                                                       2006      1.860          2.138           29,405
                                                       2005      1.773          1.860           29,107
                                                       2004      1.433          1.773           27,512
                                                       2003      0.977          1.433           19,985
                                                       2002      1.000          0.977               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.364          1.450               --
                                                       2005      1.279          1.364            5,199
                                                       2004      1.226          1.279            5,199
                                                       2003      0.967          1.226               --
                                                       2002      1.000          0.967               --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.263          1.344               --
                                                       2005      1.284          1.263               --
                                                       2004      1.232          1.284               --
                                                       2003      0.996          1.232               --
                                                       2002      1.000          0.996               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.611          1.758               --
                                                       2005      1.462          1.611               --
                                                       2004      1.281          1.462               --
                                                       2003      0.977          1.281               --
                                                       2002      1.000          0.977               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426               --
                                                       2005      1.327          1.359           63,711
                                                       2004      1.232          1.327           63,717
                                                       2003      0.958          1.232           48,026
                                                       2002      1.000          0.958               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.309          1.341               --
                                                       2005      1.303          1.309           14,744
                                                       2004      1.204          1.303               --
                                                       2003      1.003          1.204               --
                                                       2002      1.000          1.003               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.368          1.415               --
                                                       2005      1.325          1.368               --
                                                       2004      1.223          1.325               --
                                                       2003      0.978          1.223               --
                                                       2002      1.000          0.978               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352               --
                                                       2005      1.233          1.314               --
                                                       2004      1.181          1.233               --
                                                       2003      0.967          1.181               --
                                                       2002      1.000          0.967               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175               --
                                                       2005      1.045          1.107               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.021               --
                                                       2005      1.000          1.018           37,600

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088               --
                                                       2005      1.000          1.052              329

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130               --
                                                       2005      1.017          1.085           31,853

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.048               --
                                                       2005      1.011          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529               --
                                                       2005      1.313          1.442               --
                                                       2004      1.156          1.313               --
                                                       2003      0.973          1.156               --
                                                       2002      1.000          0.973               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.478          1.562               --
                                                       2005      1.463          1.478            7,577
                                                       2004      1.308          1.463               --
                                                       2003      0.974          1.308               --
                                                       2002      1.000          0.974               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.242          1.280               --
                                                       2005      1.230          1.242           91,391
                                                       2004      1.126          1.230           79,465
                                                       2003      0.986          1.126           42,779
                                                       2002      1.000          0.986               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.166          1.259               --
                                                       2005      1.118          1.166           16,812
                                                       2004      0.972          1.118               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.537          1.764               --
                                                       2005      1.432          1.537           19,548
                                                       2004      1.262          1.432            6,415
                                                       2003      1.001          1.262            6,515
                                                       2002      1.000          1.001               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453               --
                                                       2005      1.320          1.372               --
                                                       2004      1.212          1.320               --
                                                       2003      1.022          1.212               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090               --
                                                       2005      1.000          1.037               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.109          1.119               --
                                                       2005      1.091          1.109               --
                                                       2004      0.983          1.091               --

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.073          1.061               --
                                                       2005      1.077          1.073               --
                                                       2004      1.063          1.077               --
                                                       2003      1.014          1.063               --
                                                       2002      1.000          1.014               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418               --
                                                       2005      1.361          1.361           22,633
                                                       2004      1.260          1.361           22,637
                                                       2003      0.969          1.260           22,642
                                                       2002      1.000          0.969               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.279               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269               --
                                                       2005      1.005          1.108               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.072          1.032               --
                                                       2005      1.048          1.072               --
                                                       2004      0.984          1.048               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.669          1.598               --
                                                       2006      1.467          1.669               --
                                                       2005      1.438          1.467               --
                                                       2004      1.249          1.438               --
                                                       2003      0.974          1.249               --
                                                       2002      1.000          0.974               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.340          1.477               --
                                                       2006      1.280          1.340               --
                                                       2005      1.211          1.280               --
                                                       2004      1.190          1.211               --
                                                       2003      0.966          1.190               --
                                                       2002      1.000          0.966               --




             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.05%



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.156          1.126                --
                                                       2005      1.028          1.156           345,897
                                                       2004      0.968          1.028           372,515
                                                       2003      0.801          0.968           394,719
                                                       2002      1.182          0.801           422,138
                                                       2001      1.000          1.182           170,836

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.929          2.171           582,844
                                                       2006      1.635          1.929           819,719
                                                       2005      1.463          1.635           935,404
                                                       2004      1.316          1.463         1,024,798
                                                       2003      0.993          1.316         1,046,278
                                                       2002      1.187          0.993         1,010,551
                                                       2001      1.000          1.187           198,467

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.663          1.830         1,865,686
                                                       2006      1.540          1.663         2,696,326
                                                       2005      1.353          1.540         3,020,263
                                                       2004      1.227          1.353         3,308,359
                                                       2003      0.916          1.227         2,615,035
                                                       2002      1.237          0.916         1,878,262
                                                       2001      1.000          1.237           983,277

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.501          1.544         2,446,252
                                                       2006      1.330          1.501         3,256,196
                                                       2005      1.282          1.330         4,072,523
                                                       2004      1.186          1.282         4,515,478
                                                       2003      0.914          1.186         4,287,113
                                                       2002      1.143          0.914         3,413,144
                                                       2001      1.000          1.143           514,638

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.287          1.272                --
                                                       2005      1.111          1.287            48,830
                                                       2004      0.949          1.111            48,121
                                                       2003      0.775          0.949            47,448
                                                       2002      0.876          0.775            13,963

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.690          2.196                --
                                                       2005      1.609          1.690           247,390
                                                       2004      1.250          1.609           316,497
                                                       2003      0.952          1.250           324,500
                                                       2002      1.046          0.952           254,096

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.138          1.194            23,617
                                                       2006      0.997          1.138            22,888
                                                       2005      0.975          0.997            40,547
                                                       2004      0.948          0.975            40,791
                                                       2003      0.798          0.948            48,092
                                                       2002      0.837          0.798                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.114          0.970            59,385
                                                       2006      1.096          1.114            62,792
                                                       2005      1.057          1.096           104,511
                                                       2004      0.969          1.057           104,238
                                                       2003      0.751          0.969            87,565
                                                       2002      0.934          0.751            30,660

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            50,359
                                                       2004      1.074          1.201            44,617
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294            14,965
                                                       2004      1.067          1.199            14,965
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.530          1.758            40,324
                                                       2006      1.402          1.530            49,696
                                                       2005      1.226          1.402           148,325
                                                       2004      1.087          1.226           173,596
                                                       2003      0.865          1.087           167,866
                                                       2002      0.985          0.865            98,257

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.380          1.443                --
                                                       2006      1.238          1.380                --
                                                       2005      1.047          1.238                --
                                                       2004      1.055          1.047                --
                                                       2003      0.862          1.055                --
                                                       2002      0.777          0.862                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.796          2.030           301,233
                                                       2006      1.631          1.796           391,565
                                                       2005      1.411          1.631           355,930
                                                       2004      1.155          1.411           314,692
                                                       2003      0.853          1.155           255,006
                                                       2002      0.992          0.853           148,547

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.233          1.430                --
                                                       2005      1.138          1.233           492,496
                                                       2004      1.031          1.138           486,766
                                                       2003      0.841          1.031           406,480
                                                       2002      0.999          0.841           111,997

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.760          3.482            68,164
                                                       2006      2.199          2.760            82,643
                                                       2005      1.761          2.199            41,387
                                                       2004      1.442          1.761            34,887
                                                       2003      1.000          1.442            22,887

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.747          1.976           628,651
                                                       2006      1.469          1.747           742,987
                                                       2005      1.361          1.469           810,097
                                                       2004      1.172          1.361           886,919
                                                       2003      0.904          1.172           503,783
                                                       2002      1.134          0.904           319,815
                                                       2001      1.000          1.134            47,591

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.237          1.477                --
                                                       2005      1.160          1.237           139,787
                                                       2004      1.020          1.160            70,887
                                                       2003      0.788          1.020            27,006
                                                       2002      0.830          0.788            17,719

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.057          1.080                --
                                                       2005      1.065          1.057                --
                                                       2004      0.988          1.065                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.135          1.171                --
                                                       2005      1.076          1.135             2,009
                                                       2004      1.015          1.076            11,325
                                                       2003      0.911          1.015            12,720
                                                       2002      0.922          0.911             4,844

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.163          1.387                --
                                                       2006      1.117          1.163                --
                                                       2005      1.015          1.117                --
                                                       2004      0.907          1.015                --
                                                       2003      0.733          0.907                --
                                                       2002      0.772          0.733                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.017          1.212            27,371
                                                       2006      0.962          1.017            27,384
                                                       2005      0.880          0.962            37,943
                                                       2004      0.894          0.880            37,960
                                                       2003      0.623          0.894            36,011
                                                       2002      0.656          0.623                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.095          1.173            10,594
                                                       2006      0.947          1.095            18,390
                                                       2005      0.916          0.947            18,393
                                                       2004      0.894          0.916            18,396
                                                       2003      0.738          0.894            17,668
                                                       2002      0.746          0.738            17,318

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.525          1.705                --
                                                       2005      1.497          1.525            16,382
                                                       2004      1.330          1.497             6,366
                                                       2003      1.000          1.330             4,618

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.370          1.317         1,456,630

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.412          1.458           836,599

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.351          1.388           210,413
                                                       2006      1.198          1.351           214,203
                                                       2005      1.173          1.198           401,863
                                                       2004      1.086          1.173           474,749
                                                       2003      0.867          1.086           389,159
                                                       2002      1.141          0.867           162,856
                                                       2001      1.000          1.141                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.588          1.517           981,774

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.448          1.474           538,429
                                                       2006      1.250          1.448           410,082
                                                       2005      1.197          1.250           503,864
                                                       2004      1.107          1.197           545,432
                                                       2003      0.854          1.107           636,125
                                                       2002      1.133          0.854           526,307
                                                       2001      1.000          1.133            14,994

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.351          1.348           479,695

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.499          1.616           151,441
                                                       2006      1.357          1.499           167,807
                                                       2005      1.320          1.357           187,911
                                                       2004      1.171          1.320           249,354
                                                       2003      0.802          1.171           295,575
                                                       2002      1.255          0.802           244,170
                                                       2001      1.000          1.255            22,533

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.164          1.264                --
                                                       2006      1.103          1.164                --
                                                       2005      1.078          1.103                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          1.004               699
                                                       2006      0.991          1.011             8,782
                                                       2005      0.989          0.991             8,759
                                                       2004      0.997          0.989            19,753
                                                       2003      1.000          0.997               579

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.411          1.478                --
                                                       2006      1.219          1.411           532,481
                                                       2005      1.196          1.219           679,420
                                                       2004      1.127          1.196           840,635
                                                       2003      0.827          1.127           867,910
                                                       2002      1.127          0.827           838,091
                                                       2001      1.000          1.127            74,887

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.169          1.216                --
                                                       2006      1.145          1.169            26,832
                                                       2005      1.111          1.145            25,564
                                                       2004      1.128          1.111            25,077
                                                       2003      0.797          1.128            24,323
                                                       2002      0.755          0.797             4,749

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.297          1.341                --
                                                       2006      1.192          1.297               192
                                                       2005      1.107          1.192             5,241
                                                       2004      1.035          1.107             5,464
                                                       2003      0.754          1.035             5,467
                                                       2002      0.776          0.754                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.206          1.258                --
                                                       2006      1.095          1.206             4,227
                                                       2005      1.079          1.095             4,232
                                                       2004      1.016          1.079             4,237
                                                       2003      0.797          1.016             2,931
                                                       2002      0.759          0.797                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.589          1.649                --
                                                       2006      1.383          1.589           997,101
                                                       2005      1.368          1.383         1,032,878
                                                       2004      1.239          1.368         1,022,255
                                                       2003      1.000          1.239           136,043

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.777          1.956                --
                                                       2006      1.616          1.777           722,058
                                                       2005      1.524          1.616           770,368
                                                       2004      1.254          1.524           681,732
                                                       2003      1.000          1.254           241,207

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.092          1.125                --
                                                       2005      1.073          1.092                --
                                                       2004      1.014          1.073                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.350          1.403           111,126
                                                       2006      1.423          1.350           132,174

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.388          1.397           126,536
                                                       2006      1.321          1.388           207,211

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.398          1.463                --
                                                       2006      1.324          1.398           194,032

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.451          1.458           161,302

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.348          1.308             1,990
                                                       2006      1.269          1.348                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.626          1.579           372,599
                                                       2006      1.480          1.626           401,066

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.300          1.661            44,616
                                                       2006      1.272          1.300            48,840

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.246          1.101             1,179

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.186          1.235                --
                                                       2006      1.125          1.186                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.316          1.378           147,688
                                                       2006      1.260          1.316           155,315

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.074          1.094           212,282
                                                       2006      1.001          1.074           224,507

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.053         1,029,083
                                                       2006      1.002          1.069            22,304

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.326          1.454             8,822
                                                       2006      1.346          1.326            10,530

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.265          1.380                --
                                                       2006      1.278          1.265                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.945          2.036           149,493

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.385          1.461            36,023
                                                       2006      1.257          1.385            38,618

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.015           309,878
                                                       2006      1.003          1.216           463,464

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.124          1.186           219,812

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.556          1.600            66,482
                                                       2006      1.451          1.556            49,808

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.143          1.260                --
                                                       2006      1.090          1.143             1,179

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.154          1.206            31,213
                                                       2006      1.117          1.154            49,260

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.974           484,443
                                                       2006      1.003          1.026            92,023

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.854          1.007           239,320
                                                       2006      0.877          0.854           249,302

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.153          1.187            30,422

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.006          1.035           396,878
                                                       2006      0.987          1.006           511,478

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.214          1.236           172,811
                                                       2006      1.201          1.214           208,263

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.447          1.475           296,230
                                                       2006      1.415          1.447           416,557

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.069                --
                                                       2006      1.002          1.057                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.075                --
                                                       2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.074                --
                                                       2006      1.002          1.046             8,483

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.075           457,885
                                                       2006      1.002          1.051           277,823

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074                --
                                                       2006      1.002          1.056                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.385          1.413         1,631,986
                                                       2006      1.299          1.385         2,183,298

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.048          1.091           226,068
                                                       2006      0.996          1.048           209,841

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.139           214,780
                                                       2006      0.998          1.066           242,475

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.143          1.185                --
                                                       2006      1.080          1.143                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.064          1.089                --
                                                       2006      1.031          1.064               733

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.980          0.987                --
                                                       2005      0.972          0.980           120,340
                                                       2004      0.982          0.972           320,499
                                                       2003      0.995          0.982           486,707
                                                       2002      0.999          0.995           187,176

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.108          1.323                --
                                                       2005      1.069          1.108             2,792
                                                       2004      0.986          1.069                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.099          1.119                --
                                                       2006      1.113          1.099           296,640
                                                       2005      1.113          1.113           334,031
                                                       2004      1.043          1.113           366,107
                                                       2003      1.000          1.043           162,740

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.156          1.232         3,084,133
                                                       2006      1.137          1.156         3,174,353
                                                       2005      1.132          1.137         3,743,613
                                                       2004      1.102          1.132         5,138,114
                                                       2003      1.071          1.102         5,603,583
                                                       2002      1.002          1.071         4,649,600
                                                       2001      1.000          1.002           359,558

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.809          1.955                --
                                                       2006      1.445          1.809           142,465
                                                       2005      1.315          1.445           208,427
                                                       2004      1.155          1.315           245,992
                                                       2003      0.917          1.155           262,993
                                                       2002      1.137          0.917           209,372
                                                       2001      1.000          1.137             4,558

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.135          2.276                --
                                                       2006      1.858          2.135           238,183
                                                       2005      1.771          1.858           308,379
                                                       2004      1.433          1.771           400,281
                                                       2003      0.977          1.433           407,261
                                                       2002      1.220          0.977           286,310
                                                       2001      1.000          1.220            98,292

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.266          1.346                --
                                                       2005      1.189          1.266            23,272
                                                       2004      1.139          1.189           101,154
                                                       2003      0.899          1.139           100,587
                                                       2002      1.206          0.899            99,352
                                                       2001      1.000          1.206            12,840

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.184          1.260                --
                                                       2005      1.204          1.184           159,648
                                                       2004      1.156          1.204           127,245
                                                       2003      0.935          1.156           108,925
                                                       2002      0.974          0.935            26,056

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.304          1.423                --
                                                       2005      1.184          1.304           144,007
                                                       2004      1.038          1.184           142,087
                                                       2003      0.792          1.038           112,878
                                                       2002      0.882          0.792            53,735

  Travelers Equity Income Subaccount (11/99).........  2006      1.348          1.415                --
                                                       2005      1.317          1.348           528,779
                                                       2004      1.224          1.317           611,967
                                                       2003      0.952          1.224           607,249
                                                       2002      1.129          0.952           397,607
                                                       2001      1.000          1.129            10,873

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.290          1.321                --
                                                       2005      1.284          1.290           246,383
                                                       2004      1.187          1.284           221,187
                                                       2003      0.990          1.187           218,017
                                                       2002      0.940          0.990            87,108

  Travelers Federated Stock Subaccount (9/02)........  2006      1.091          1.128                --
                                                       2005      1.058          1.091               550
                                                       2004      0.977          1.058               551
                                                       2003      0.781          0.977               553
                                                       2002      0.787          0.781                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.167          1.201                --
                                                       2005      1.096          1.167           113,401
                                                       2004      1.050          1.096           141,124
                                                       2003      0.860          1.050           147,137
                                                       2002      1.137          0.860            95,934
                                                       2001      1.000          1.137             8,222

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175                --
                                                       2005      1.045          1.107                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.020                --
                                                       2005      1.000          1.018                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088                --
                                                       2005      1.000          1.052                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130                --
                                                       2005      1.017          1.085                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.047                --
                                                       2005      1.011          1.029                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.249          1.324                --
                                                       2005      1.137          1.249           223,030
                                                       2004      1.002          1.137           248,325
                                                       2003      0.844          1.002           264,799
                                                       2002      1.151          0.844           226,138
                                                       2001      1.000          1.151            20,414

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.830          0.877                --
                                                       2005      0.822          0.830           279,928
                                                       2004      0.736          0.822            33,092
                                                       2003      0.548          0.736            29,675
                                                       2002      0.625          0.548             4,683

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.261          1.299                --
                                                       2005      1.250          1.261         2,554,221
                                                       2004      1.144          1.250         2,980,414
                                                       2003      1.002          1.144         2,969,160
                                                       2002      1.080          1.002         2,625,598
                                                       2001      1.000          1.080           476,441

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.165          1.257                --
                                                       2005      1.117          1.165            28,462
                                                       2004      0.972          1.117            14,572

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.290          1.480                --
                                                       2005      1.202          1.290           467,418
                                                       2004      1.060          1.202           421,402
                                                       2003      0.842          1.060           377,074
                                                       2002      0.844          0.842            10,138

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.370          1.451                --
                                                       2005      1.319          1.370             7,103
                                                       2004      1.212          1.319             3,681
                                                       2003      1.000          1.212                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090                --
                                                       2005      1.000          1.037                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.108          1.117                --
                                                       2005      1.091          1.108            67,722
                                                       2004      0.982          1.091             7,038

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.113          1.101                --
                                                       2005      1.118          1.113            72,091
                                                       2004      1.104          1.118            69,611
                                                       2003      1.054          1.104            74,097
                                                       2002      1.014          1.054            20,923

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.047          1.091                --
                                                       2005      1.047          1.047           241,361
                                                       2004      0.970          1.047           326,300
                                                       2003      0.747          0.970           343,430
                                                       2002      1.148          0.747           286,272
                                                       2001      1.000          1.148            85,438

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278                --
                                                       2005      1.000          1.112                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269                --
                                                       2005      1.005          1.108                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.071          1.031                --
                                                       2005      1.048          1.071               687
                                                       2004      0.984          1.048                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.307          1.250           291,557
                                                       2006      1.149          1.307           318,105
                                                       2005      1.127          1.149           406,718
                                                       2004      0.979          1.127           367,381
                                                       2003      0.764          0.979           277,386
                                                       2002      0.907          0.764            94,785

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.000          1.102             1,803
                                                       2006      0.956          1.000             2,074
                                                       2005      0.904          0.956             2,096
                                                       2004      0.889          0.904             1,002
                                                       2003      0.722          0.889               899
                                                       2002      0.788          0.722                --




             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.738          1.955          202,396
                                                       2006      1.474          1.738          206,289
                                                       2005      1.319          1.474          178,975
                                                       2004      1.187          1.319           99,580
                                                       2003      1.000          1.187           75,501

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.554          1.710          395,960
                                                       2006      1.440          1.554          394,098
                                                       2005      1.266          1.440          390,697
                                                       2004      1.149          1.266          222,148
                                                       2003      1.000          1.149           87,646

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.449          1.490          245,074
                                                       2006      1.284          1.449          242,898
                                                       2005      1.239          1.284          226,936
                                                       2004      1.147          1.239          125,019
                                                       2003      1.000          1.147           87,906

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551           73,784
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.334          1.399               --
                                                       2006      1.169          1.334               --
                                                       2005      1.144          1.169               --
                                                       2004      1.112          1.144               --
                                                       2003      1.000          1.112               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.318          1.148               --
                                                       2006      1.297          1.318               --
                                                       2005      1.252          1.297               --
                                                       2004      1.148          1.252               --
                                                       2003      1.000          1.148               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295           12,858
                                                       2004      1.074          1.201               --
                                                       2003      0.996          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.439               --
                                                       2005      1.199          1.293           19,763
                                                       2004      1.067          1.199               --
                                                       2003      1.016          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.603          1.842               --
                                                       2006      1.469          1.603               --
                                                       2005      1.286          1.469               --
                                                       2004      1.141          1.286               --
                                                       2003      1.000          1.141               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.444          1.509               --
                                                       2006      1.295          1.444               --
                                                       2005      1.096          1.295               --
                                                       2004      1.105          1.096               --
                                                       2003      1.000          1.105               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.860          2.101           38,451
                                                       2006      1.690          1.860           17,859
                                                       2005      1.462          1.690           20,828
                                                       2004      1.198          1.462            4,757
                                                       2003      1.000          1.198               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334          122,543
                                                       2004      1.117          1.232            8,209
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.414          3.044           15,261
                                                       2006      1.924          2.414           11,817
                                                       2005      1.542          1.924           12,852
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.750          1.979          117,193
                                                       2006      1.472          1.750           87,893
                                                       2005      1.364          1.472           60,925
                                                       2004      1.175          1.364               --
                                                       2003      1.000          1.175               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.057          1.078               --
                                                       2005      1.065          1.057               --
                                                       2004      0.988          1.065               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.204          1.241               --
                                                       2005      1.142          1.204               --
                                                       2004      1.077          1.142               --
                                                       2003      1.000          1.077               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.431          1.705               --
                                                       2006      1.374          1.431               --
                                                       2005      1.249          1.374               --
                                                       2004      1.117          1.249               --
                                                       2003      1.000          1.117               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.362          1.623               --
                                                       2006      1.290          1.362               --
                                                       2005      1.181          1.290               --
                                                       2004      1.199          1.181               --
                                                       2003      1.000          1.199               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.395          1.494               --
                                                       2006      1.208          1.395               --
                                                       2005      1.168          1.208               --
                                                       2004      1.141          1.168               --
                                                       2003      1.000          1.141               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344           62,492
                                                       2004      1.173          1.320               --
                                                       2003      1.000          1.173               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.473          1.415          102,982

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.409          1.453           26,682

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.403          1.442            3,571
                                                       2006      1.245          1.403            3,933
                                                       2005      1.219          1.245            3,933
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.510          1.441           74,293

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.498          1.523               --
                                                       2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.252          1.250           12,773

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.581          1.703           13,190
                                                       2006      1.432          1.581           11,063
                                                       2005      1.394          1.432           11,063
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.162          1.262               --
                                                       2006      1.102          1.162               --
                                                       2005      1.028          1.102               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.010          1.002           29,487
                                                       2006      0.990          1.010           35,282
                                                       2005      0.988          0.990           33,655
                                                       2004      0.997          0.988           31,864
                                                       2003      1.000          0.997            2,406

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.462          1.532               --
                                                       2006      1.264          1.462               --
                                                       2005      1.241          1.264           37,563
                                                       2004      1.170          1.241           37,563
                                                       2003      1.000          1.170               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.203          1.251               --
                                                       2006      1.179          1.203               --
                                                       2005      1.144          1.179               --
                                                       2004      1.162          1.144               --
                                                       2003      1.000          1.162               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.432          1.480               --
                                                       2006      1.316          1.432               --
                                                       2005      1.223          1.316               --
                                                       2004      1.145          1.223               --
                                                       2003      1.000          1.145               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.334          1.391               --
                                                       2006      1.212          1.334               --
                                                       2005      1.194          1.212               --
                                                       2004      1.125          1.194               --
                                                       2003      1.000          1.125               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.461          1.515               --
                                                       2006      1.272          1.461           95,093
                                                       2005      1.258          1.272          102,438
                                                       2004      1.140          1.258               --
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.635          1.799               --
                                                       2006      1.488          1.635           81,354
                                                       2005      1.404          1.488           85,822
                                                       2004      1.156          1.404           25,827
                                                       2003      1.000          1.156               --

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.091          1.124               --
                                                       2005      1.073          1.091               --
                                                       2004      1.014          1.073               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.523          1.581               --
                                                       2006      1.604          1.523               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.273          1.281               --
                                                       2006      1.212          1.273               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.518          1.589               --
                                                       2006      1.438          1.518               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.576          1.582               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.347          1.306               --
                                                       2006      1.268          1.347               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.774          1.722           88,740
                                                       2006      1.615          1.774           60,876

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.565          2.000           62,425
                                                       2006      1.532          1.565           68,066

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.245          1.100               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.184          1.233               --
                                                       2006      1.124          1.184               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.254          1.312               --
                                                       2006      1.201          1.254               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.074          1.093               --
                                                       2006      1.001          1.074               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.052          108,317
                                                       2006      1.002          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.321          1.448               --
                                                       2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.264          1.379               --
                                                       2006      1.278          1.264               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.984          2.077               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.384          1.458           88,542
                                                       2006      1.256          1.384           92,720

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.014           22,429
                                                       2006      1.003          1.216               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.124          1.186           34,245

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.445          1.485               --
                                                       2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.142          1.259               --
                                                       2006      1.089          1.142               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.153          1.203            7,102
                                                       2006      1.116          1.153            7,102

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.974          101,972
                                                       2006      1.003          1.025           86,232

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.312          1.546               --
                                                       2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.067          1.099               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.017          1.046            9,494
                                                       2006      0.998          1.017               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.296          1.319               --
                                                       2006      1.283          1.296               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.337          1.362               --
                                                       2006      1.308          1.337               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.068               --
                                                       2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.039          1.074               --
                                                       2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.073               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.074               --
                                                       2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074               --
                                                       2006      1.002          1.056               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.303          1.329          165,820
                                                       2006      1.223          1.303          256,940

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.090           18,153
                                                       2006      0.996          1.047           18,153

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.065          1.138               --
                                                       2006      0.998          1.065               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.142          1.184               --
                                                       2006      1.078          1.142               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.062          1.087               --
                                                       2006      1.030          1.062               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.991          0.998               --
                                                       2005      0.984          0.991               --
                                                       2004      0.994          0.984               --
                                                       2003      1.000          0.994               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.107          1.321               --
                                                       2005      1.069          1.107               --
                                                       2004      0.986          1.069               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.099          1.120               --
                                                       2006      1.115          1.099           34,618
                                                       2005      1.115          1.115           36,177
                                                       2004      1.046          1.115           24,973
                                                       2003      1.000          1.046            4,700

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.073          1.143          337,157
                                                       2006      1.056          1.073          356,978
                                                       2005      1.052          1.056          359,661
                                                       2004      1.024          1.052          191,473
                                                       2003      1.000          1.024           10,207

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.845          1.995               --
                                                       2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.839          1.961               --
                                                       2006      1.601          1.839           13,289
                                                       2005      1.528          1.601           13,871
                                                       2004      1.236          1.528            1,314
                                                       2003      1.000          1.236            1,436

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.128          1.201               --
                                                       2005      1.148          1.128               --
                                                       2004      1.103          1.148               --
                                                       2003      1.000          1.103               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.471          1.604               --
                                                       2005      1.336          1.471               --
                                                       2004      1.172          1.336               --
                                                       2003      1.000          1.172               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (11/99).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246               --
                                                       2004      1.132          1.218               --
                                                       2003      1.000          1.132               --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.184          1.212               --
                                                       2005      1.179          1.184               --
                                                       2004      1.091          1.179               --
                                                       2003      1.000          1.091               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.280          1.323               --
                                                       2005      1.241          1.280               --
                                                       2004      1.146          1.241               --
                                                       2003      1.000          1.146               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174               --
                                                       2005      1.045          1.106               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.020               --
                                                       2005      1.000          1.017               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129               --
                                                       2005      1.017          1.084               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.047               --
                                                       2005      1.011          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.187          1.223               --
                                                       2005      1.177          1.187          262,473
                                                       2004      1.078          1.177          104,798
                                                       2003      1.000          1.078           81,699

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.164          1.256               --
                                                       2005      1.117          1.164           97,398
                                                       2004      0.972          1.117               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408           63,679
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273           24,893
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089               --
                                                       2005      1.000          1.036               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.107          1.116               --
                                                       2005      1.091          1.107            7,102
                                                       2004      0.982          1.091               --

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.031          1.020               --
                                                       2005      1.036          1.031               --
                                                       2004      1.024          1.036               --
                                                       2003      1.000          1.024               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268               --
                                                       2005      1.005          1.107               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.070          1.030               --
                                                       2005      1.047          1.070               --
                                                       2004      0.984          1.047               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.513          1.447               --
                                                       2006      1.332          1.513               --
                                                       2005      1.306          1.332               --
                                                       2004      1.136          1.306               --
                                                       2003      1.000          1.136               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.271          1.400               --
                                                       2006      1.216          1.271               --
                                                       2005      1.151          1.216               --
                                                       2004      1.133          1.151               --
                                                       2003      1.000          1.133               --




             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.364          1.326                --
                                                       2005      1.213          1.364            62,770
                                                       2004      1.144          1.213            58,277
                                                       2003      0.948          1.144             1,664
                                                       2002      1.000          0.948                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.905          2.142           439,042
                                                       2006      1.616          1.905           495,188
                                                       2005      1.448          1.616           482,005
                                                       2004      1.303          1.448           458,220
                                                       2003      0.984          1.303            36,452
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.737          1.910         1,304,098
                                                       2006      1.611          1.737         1,389,254
                                                       2005      1.416          1.611         1,445,146
                                                       2004      1.286          1.416         1,368,378
                                                       2003      0.960          1.286            70,233
                                                       2002      1.000          0.960                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.588          1.633         1,176,762
                                                       2006      1.409          1.588         1,329,383
                                                       2005      1.360          1.409         1,347,106
                                                       2004      1.259          1.360         1,289,883
                                                       2003      0.971          1.259           144,983
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.602          1.583                --
                                                       2005      1.385          1.602             5,975
                                                       2004      1.184          1.385               769
                                                       2003      0.968          1.184                --
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.779          2.309                --
                                                       2005      1.696          1.779            62,620
                                                       2004      1.319          1.696            58,367
                                                       2003      1.005          1.319             4,827
                                                       2002      1.000          1.005                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.379          1.446            20,979
                                                       2006      1.209          1.379            20,372
                                                       2005      1.184          1.209            23,220
                                                       2004      1.151          1.184            22,383
                                                       2003      0.971          1.151             1,366
                                                       2002      1.000          0.971                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.442          1.255            58,801
                                                       2006      1.420          1.442            56,376
                                                       2005      1.371          1.420            96,952
                                                       2004      1.258          1.371            86,140
                                                       2003      0.976          1.258            17,946
                                                       2002      1.000          0.976                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.405                --
                                                       2005      1.200          1.294           420,136
                                                       2004      1.073          1.200           361,311
                                                       2003      1.000          1.073                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.437                --
                                                       2005      1.198          1.291           276,788
                                                       2004      1.067          1.198           264,527
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.745          2.003           317,455
                                                       2006      1.600          1.745           365,814
                                                       2005      1.401          1.600           416,672
                                                       2004      1.243          1.401           333,461
                                                       2003      0.991          1.243            36,351
                                                       2002      1.000          0.991                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.520          1.588            19,250
                                                       2006      1.365          1.520            21,170
                                                       2005      1.155          1.365            21,772
                                                       2004      1.166          1.155            30,942
                                                       2003      0.953          1.166                --
                                                       2002      1.000          0.953                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.069          2.335           525,853
                                                       2006      1.881          2.069           541,294
                                                       2005      1.628          1.881           486,945
                                                       2004      1.334          1.628           479,347
                                                       2003      0.986          1.334            43,499
                                                       2002      1.000          0.986                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.453          1.683                --
                                                       2005      1.342          1.453           207,118
                                                       2004      1.218          1.342           176,628
                                                       2003      0.994          1.218            60,706
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.750          3.466            90,964
                                                       2006      2.193          2.750            95,999
                                                       2005      1.759          2.193           106,758
                                                       2004      1.441          1.759            65,328
                                                       2003      1.000          1.441             7,709

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.903          2.150           128,665
                                                       2006      1.601          1.903           101,816
                                                       2005      1.484          1.601           102,005
                                                       2004      1.279          1.484            95,320
                                                       2003      0.989          1.279            18,112
                                                       2002      1.000          0.989                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.528          1.822                --
                                                       2005      1.434          1.528           331,794
                                                       2004      1.263          1.434           286,389
                                                       2003      0.976          1.263            41,590
                                                       2002      1.000          0.976                --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.056          1.077                --
                                                       2005      1.065          1.056            27,143
                                                       2004      0.988          1.065            22,173

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.236          1.274                --
                                                       2005      1.173          1.236            17,180
                                                       2004      1.106          1.173            17,183
                                                       2003      0.994          1.106             2,886
                                                       2002      1.000          0.994                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.562          1.860                --
                                                       2006      1.500          1.562                --
                                                       2005      1.365          1.500                --
                                                       2004      1.221          1.365                --
                                                       2003      0.988          1.221                --
                                                       2002      1.000          0.988                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.536          1.829             4,603
                                                       2006      1.455          1.536                --
                                                       2005      1.332          1.455                --
                                                       2004      1.354          1.332                --
                                                       2003      0.944          1.354                --
                                                       2002      1.000          0.944                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.447          1.549             8,023
                                                       2006      1.254          1.447             8,023
                                                       2005      1.213          1.254             8,023
                                                       2004      1.186          1.213             8,023
                                                       2003      0.980          1.186                --
                                                       2002      1.000          0.980                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.521          1.699                --
                                                       2005      1.495          1.521           184,983
                                                       2004      1.329          1.495           182,013
                                                       2003      1.000          1.329            13,380

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.621          1.557           183,022

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.496          1.543            39,543

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.499          1.540           296,637
                                                       2006      1.331          1.499           331,961
                                                       2005      1.304          1.331           357,933
                                                       2004      1.209          1.304           411,278
                                                       2003      0.967          1.209            48,170
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.690          1.613           120,107

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.619          1.646            75,350
                                                       2006      1.398          1.619           128,372
                                                       2005      1.341          1.398           123,801
                                                       2004      1.241          1.341           114,838
                                                       2003      0.958          1.241             2,898
                                                       2002      1.000          0.958                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.462          1.458            71,746

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.804          1.943            87,800
                                                       2006      1.635          1.804            98,682
                                                       2005      1.592          1.635            92,752
                                                       2004      1.413          1.592            78,737
                                                       2003      0.970          1.413            14,928
                                                       2002      1.000          0.970                --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.161          1.260                --
                                                       2006      1.101          1.161                --
                                                       2005      1.078          1.101                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.008          1.000           363,743
                                                       2006      0.989          1.008           362,079
                                                       2005      0.987          0.989           382,852
                                                       2004      0.997          0.987           334,352
                                                       2003      1.000          0.997            18,897

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.630          1.707                --
                                                       2006      1.410          1.630           119,843
                                                       2005      1.385          1.410            81,352
                                                       2004      1.306          1.385            72,942
                                                       2003      0.960          1.306             2,066
                                                       2002      1.000          0.960                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.405          1.461                --
                                                       2006      1.377          1.405            70,596
                                                       2005      1.337          1.377            85,039
                                                       2004      1.359          1.337            71,546
                                                       2003      0.961          1.359               758
                                                       2002      1.000          0.961                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.625          1.680                --
                                                       2006      1.495          1.625           177,602
                                                       2005      1.390          1.495           170,624
                                                       2004      1.302          1.390           138,918
                                                       2003      0.949          1.302            21,834
                                                       2002      1.000          0.949                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.459          1.521                --
                                                       2006      1.326          1.459            10,714
                                                       2005      1.307          1.326            10,347
                                                       2004      1.232          1.307            10,261
                                                       2003      0.967          1.232                --
                                                       2002      1.000          0.967                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.584          1.643                --
                                                       2006      1.380          1.584           290,580
                                                       2005      1.365          1.380           258,906
                                                       2004      1.238          1.365           250,029
                                                       2003      1.000          1.238            18,755

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.771          1.948                --
                                                       2006      1.612          1.771           462,950
                                                       2005      1.522          1.612           602,227
                                                       2004      1.253          1.522           558,676
                                                       2003      1.000          1.253            30,096

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.090          1.123                --
                                                       2005      1.073          1.090             4,902
                                                       2004      1.014          1.073             3,029

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.659          1.722            71,298
                                                       2006      1.749          1.659            74,437

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.401          1.409           196,602
                                                       2006      1.334          1.401           174,588

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.605          1.680                --
                                                       2006      1.521          1.605           126,210

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.666          1.672           125,824

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.346          1.304            11,346
                                                       2006      1.267          1.346             9,788

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.926          1.869           116,538
                                                       2006      1.755          1.926           153,187

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.617          2.064             5,734
                                                       2006      1.583          1.617             5,702

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.244          1.098                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.183          1.231             4,902
                                                       2006      1.123          1.183             4,902

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.396          1.460           180,939
                                                       2006      1.337          1.396           181,502

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.074          1.093           563,901
                                                       2006      1.001          1.074           292,920

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.051           762,611
                                                       2006      1.002          1.068            13,471

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.420          1.555            42,547
                                                       2006      1.443          1.420            46,456

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.263          1.377            26,563
                                                       2006      1.277          1.263            12,733

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.099          2.196            71,071

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.382          1.455           208,553
                                                       2006      1.255          1.382           193,097

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.014           137,757
                                                       2006      1.003          1.216           127,500

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.119          1.181           231,375

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.550          1.593             7,820
                                                       2006      1.447          1.550             7,808

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.142          1.258                --
                                                       2006      1.089          1.142                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.151          1.201            90,084
                                                       2006      1.115          1.151            87,887

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.973           923,271
                                                       2006      1.003          1.025           638,744

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.512          1.782            63,987
                                                       2006      1.554          1.512            71,483

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.105          1.137           293,918

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.007          1.035           467,937
                                                       2006      0.988          1.007           394,101

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.359          1.382            48,761
                                                       2006      1.345          1.359            50,523

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.450          1.477           151,550
                                                       2006      1.419          1.450           161,893

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.068                --
                                                       2006      1.002          1.056                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.039          1.073            28,996
                                                       2006      1.001          1.039            28,996

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.072                --
                                                       2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.073           304,428
                                                       2006      1.002          1.051           203,900

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.073                --
                                                       2006      1.002          1.055                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.356          1.383         1,351,673
                                                       2006      1.274          1.356         1,422,795

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.089         1,016,646
                                                       2006      0.996          1.047         1,028,643

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.065          1.137            30,903
                                                       2006      0.998          1.065            77,405

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.140          1.182                --
                                                       2006      1.077          1.140            27,408

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.061          1.085             9,729
                                                       2006      1.029          1.061             9,729

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.981          0.988                --
                                                       2005      0.975          0.981           360,703
                                                       2004      0.986          0.975           347,315
                                                       2003      0.999          0.986           477,541
                                                       2002      1.000          0.999                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.106          1.320                --
                                                       2005      1.068          1.106                 1
                                                       2004      0.986          1.068             2,019

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.095          1.114                --
                                                       2006      1.110          1.095           231,665
                                                       2005      1.111          1.110           225,093
                                                       2004      1.043          1.111           159,740
                                                       2003      1.000          1.043             6,497

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.088          1.158           460,467
                                                       2006      1.071          1.088           555,591
                                                       2005      1.068          1.071           574,292
                                                       2004      1.040          1.068           536,319
                                                       2003      1.012          1.040            52,717
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.953          2.110                --
                                                       2006      1.562          1.953            73,804
                                                       2005      1.422          1.562            75,118
                                                       2004      1.251          1.422            64,572
                                                       2003      0.994          1.251                --
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.125          2.266                --
                                                       2006      1.851          2.125           160,645
                                                       2005      1.767          1.851           175,716
                                                       2004      1.431          1.767           162,126
                                                       2003      0.977          1.431            11,692
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.357          1.443                --
                                                       2005      1.275          1.357            46,791
                                                       2004      1.224          1.275            41,960
                                                       2003      0.967          1.224            11,023
                                                       2002      1.000          0.967                --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.257          1.337                --
                                                       2005      1.280          1.257           192,791
                                                       2004      1.230          1.280           166,519
                                                       2003      0.995          1.230             5,021
                                                       2002      1.000          0.995                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.604          1.749                --
                                                       2005      1.458          1.604            74,762
                                                       2004      1.279          1.458            77,710
                                                       2003      0.977          1.279            17,863
                                                       2002      1.000          0.977                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.353          1.419                --
                                                       2005      1.323          1.353           175,114
                                                       2004      1.230          1.323           183,922
                                                       2003      0.958          1.230                --
                                                       2002      1.000          0.958                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.304          1.334                --
                                                       2005      1.299          1.304           212,505
                                                       2004      1.202          1.299           199,105
                                                       2003      1.003          1.202            44,036
                                                       2002      1.000          1.003                --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.362          1.408                --
                                                       2005      1.321          1.362            23,288
                                                       2004      1.221          1.321             5,911
                                                       2003      0.978          1.221                --
                                                       2002      1.000          0.978                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.308          1.345                --
                                                       2005      1.230          1.308            26,320
                                                       2004      1.179          1.230            21,855
                                                       2003      0.967          1.179             2,446
                                                       2002      1.000          0.967                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174                --
                                                       2005      1.045          1.106                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.019                --
                                                       2005      1.000          1.017            28,480

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087                --
                                                       2005      1.000          1.051           161,755

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129                --
                                                       2005      1.017          1.084                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.046                --
                                                       2005      1.011          1.028                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.435          1.521                --
                                                       2005      1.309          1.435           128,179
                                                       2004      1.154          1.309           123,977
                                                       2003      0.973          1.154             6,398
                                                       2002      1.000          0.973                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.472          1.554                --
                                                       2005      1.459          1.472           107,840
                                                       2004      1.306          1.459            74,203
                                                       2003      0.974          1.306             6,590
                                                       2002      1.000          0.974                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.236          1.274                --
                                                       2005      1.226          1.236         1,399,762
                                                       2004      1.124          1.226         1,265,778
                                                       2003      0.986          1.124           129,554
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.163          1.255                --
                                                       2005      1.117          1.163            98,144
                                                       2004      0.972          1.117            15,762

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.530          1.755                --
                                                       2005      1.428          1.530           155,122
                                                       2004      1.260          1.428           158,573
                                                       2003      1.001          1.260             8,954
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.366          1.447                --
                                                       2005      1.317          1.366             8,038
                                                       2004      1.211          1.317             7,877
                                                       2003      1.000          1.211                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089                --
                                                       2005      1.000          1.036                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.106          1.115                --
                                                       2005      1.090          1.106            63,092
                                                       2004      0.982          1.090            52,796

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.068          1.056                --
                                                       2005      1.073          1.068           151,142
                                                       2004      1.062          1.073           131,231
                                                       2003      1.014          1.062            22,079
                                                       2002      1.000          1.014                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.355          1.411                --
                                                       2005      1.357          1.355            22,596
                                                       2004      1.258          1.357            22,596
                                                       2003      0.969          1.258            18,537
                                                       2002      1.000          0.969                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.15% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.277                --
                                                       2005      1.000          1.111             5,892

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.267                --
                                                       2005      1.005          1.107             5,163

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.069          1.029                --
                                                       2005      1.047          1.069             9,729
                                                       2004      0.984          1.047             9,729

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.659          1.586           404,162
                                                       2006      1.461          1.659           416,972
                                                       2005      1.433          1.461           428,536
                                                       2004      1.247          1.433           405,923
                                                       2003      0.974          1.247             6,856
                                                       2002      1.000          0.974                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.332          1.466             2,149
                                                       2006      1.275          1.332             2,149
                                                       2005      1.207          1.275             2,149
                                                       2004      1.188          1.207             2,149
                                                       2003      0.966          1.188                --
                                                       2002      1.000          0.966                --




             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.301          1.264               --
                                                       2005      1.158          1.301               --
                                                       2004      1.092          1.158               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.733          1.946            9,506
                                                       2006      1.471          1.733            9,509
                                                       2005      1.318          1.471            8,186
                                                       2004      1.187          1.318               --
                                                       2003      1.000          1.187               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.549          1.702          172,812
                                                       2006      1.437          1.549          189,493
                                                       2005      1.264          1.437          183,683
                                                       2004      1.148          1.264          175,438
                                                       2003      1.000          1.148           37,830

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.444          1.484           88,827
                                                       2006      1.281          1.444           88,830
                                                       2005      1.238          1.281           84,261
                                                       2004      1.146          1.238           65,067
                                                       2003      1.000          1.146           38,300

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.547          1.528               --
                                                       2005      1.338          1.547               --
                                                       2004      1.144          1.338               --
                                                       2003      1.000          1.144               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.540          1.998               --
                                                       2005      1.468          1.540               --
                                                       2004      1.142          1.468               --
                                                       2003      1.000          1.142               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.329          1.393               --
                                                       2006      1.166          1.329               --
                                                       2005      1.142          1.166               --
                                                       2004      1.112          1.142               --
                                                       2003      1.000          1.112               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.314          1.143               --
                                                       2006      1.294          1.314               --
                                                       2005      1.250          1.294               --
                                                       2004      1.148          1.250               --
                                                       2003      1.000          1.148               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.403               --
                                                       2005      1.199          1.293               --
                                                       2004      1.073          1.199               --
                                                       2003      0.996          1.073               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.290          1.435               --
                                                       2005      1.197          1.290           89,553
                                                       2004      1.067          1.197           89,553
                                                       2003      1.016          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.598          1.834               --
                                                       2006      1.466          1.598               --
                                                       2005      1.285          1.466               --
                                                       2004      1.140          1.285               --
                                                       2003      1.000          1.140               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.439          1.502               --
                                                       2006      1.292          1.439               --
                                                       2005      1.095          1.292               --
                                                       2004      1.105          1.095               --
                                                       2003      1.000          1.105               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.854          2.091              988
                                                       2006      1.686          1.854              991
                                                       2005      1.460          1.686               --
                                                       2004      1.197          1.460               --
                                                       2003      1.000          1.197               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.331          1.541               --
                                                       2005      1.230          1.331            7,100
                                                       2004      1.117          1.230            5,352
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.406          3.030            2,546
                                                       2006      1.920          2.406            2,547
                                                       2005      1.540          1.920            2,186
                                                       2004      1.262          1.540            2,186
                                                       2003      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.745          1.970          110,277
                                                       2006      1.468          1.745          126,622
                                                       2005      1.362          1.468          125,688
                                                       2004      1.175          1.362          124,988
                                                       2003      1.000          1.175               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.403          1.672               --
                                                       2005      1.317          1.403               --
                                                       2004      1.161          1.317               --
                                                       2003      1.000          1.161               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.055          1.076               --
                                                       2005      1.064          1.055               --
                                                       2004      0.988          1.064               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.201          1.238               --
                                                       2005      1.140          1.201               --
                                                       2004      1.076          1.140               --
                                                       2003      1.000          1.076               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.426          1.697               --
                                                       2006      1.371          1.426               --
                                                       2005      1.247          1.371               --
                                                       2004      1.116          1.247               --
                                                       2003      1.000          1.116               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.358          1.616               --
                                                       2006      1.287          1.358               --
                                                       2005      1.179          1.287               --
                                                       2004      1.199          1.179               --
                                                       2003      1.000          1.199               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.390          1.487               --
                                                       2006      1.205          1.390               --
                                                       2005      1.167          1.205               --
                                                       2004      1.141          1.167               --
                                                       2003      1.000          1.141               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.341          1.497               --
                                                       2005      1.318          1.341               --
                                                       2004      1.172          1.318               --
                                                       2003      1.000          1.172               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.467          1.409           42,528

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.404          1.447           51,204

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.399          1.435               --
                                                       2006      1.242          1.399               --
                                                       2005      1.218          1.242               --
                                                       2004      1.129          1.218               --
                                                       2003      1.000          1.129               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.504          1.435           94,206

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.492          1.517               --
                                                       2006      1.290          1.492               --
                                                       2005      1.238          1.290               --
                                                       2004      1.146          1.238               --
                                                       2003      1.000          1.146               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.248          1.244            3,583

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.576          1.695               --
                                                       2006      1.428          1.576               --
                                                       2005      1.392          1.428               --
                                                       2004      1.236          1.392               --
                                                       2003      1.000          1.236               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.159          1.257               --
                                                       2006      1.100          1.159               --
                                                       2005      1.027          1.100               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.006          0.998               --
                                                       2006      0.988          1.006               --
                                                       2005      0.987          0.988               --
                                                       2004      0.997          0.987               --
                                                       2003      1.000          0.997               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.457          1.526               --
                                                       2006      1.261          1.457               --
                                                       2005      1.239          1.261               --
                                                       2004      1.169          1.239               --
                                                       2003      1.000          1.169               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.199          1.247               --
                                                       2006      1.176          1.199               --
                                                       2005      1.142          1.176               --
                                                       2004      1.162          1.142               --
                                                       2003      1.000          1.162               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.427          1.474               --
                                                       2006      1.313          1.427               --
                                                       2005      1.221          1.313               --
                                                       2004      1.144          1.221               --
                                                       2003      1.000          1.144               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.329          1.386               --
                                                       2006      1.209          1.329               --
                                                       2005      1.192          1.209               --
                                                       2004      1.124          1.192               --
                                                       2003      1.000          1.124               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.456          1.510               --
                                                       2006      1.269          1.456          114,321
                                                       2005      1.256          1.269          114,321
                                                       2004      1.140          1.256          114,321
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.630          1.793               --
                                                       2006      1.484          1.630           49,264
                                                       2005      1.402          1.484           45,463
                                                       2004      1.155          1.402           45,463
                                                       2003      1.000          1.155           32,578

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.089          1.122               --
                                                       2005      1.072          1.089               --
                                                       2004      1.013          1.072               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.518          1.574               --
                                                       2006      1.600          1.518               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.269          1.276               --
                                                       2006      1.209          1.269               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.513          1.583               --
                                                       2006      1.434          1.513               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.570          1.575               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.345          1.303               --
                                                       2006      1.267          1.345               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.768          1.714            1,465
                                                       2006      1.611          1.768            1,466

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.560          1.991               --
                                                       2006      1.528          1.560               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.243          1.097               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.181          1.228               --
                                                       2006      1.122          1.181               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.250          1.306               --
                                                       2006      1.198          1.250               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.092               --
                                                       2006      1.001          1.073               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.051           75,246
                                                       2006      1.002          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.316          1.441               --
                                                       2006      1.338          1.316               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.262          1.375               --
                                                       2006      1.277          1.262               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.977          2.067               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.380          1.453               --
                                                       2006      1.254          1.380               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.013              506
                                                       2006      1.003          1.215              507

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.120          1.181               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.440          1.479            1,952
                                                       2006      1.345          1.440            1,955

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.141          1.257               --
                                                       2006      1.088          1.141               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.149          1.199               --
                                                       2006      1.114          1.149               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.972          110,382
                                                       2006      1.003          1.025          129,605

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.307          1.540            3,245
                                                       2006      1.344          1.307            3,249

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.063          1.094               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.014          1.042               --
                                                       2006      0.995          1.014               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.292          1.313               --
                                                       2006      1.280          1.292               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.332          1.356               --
                                                       2006      1.304          1.332               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.067               --
                                                       2006      1.002          1.056               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.072               --
                                                       2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.071               --
                                                       2006      1.002          1.045               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.072               --
                                                       2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.072               --
                                                       2006      1.002          1.055               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.299          1.323               --
                                                       2006      1.220          1.299               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.088               --
                                                       2006      0.996          1.047               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136               --
                                                       2006      0.998          1.064               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.139          1.180               --
                                                       2006      1.076          1.139               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.060          1.083               --
                                                       2006      1.028          1.060               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.989          0.995               --
                                                       2005      0.982          0.989               --
                                                       2004      0.994          0.982               --
                                                       2003      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.105          1.318               --
                                                       2005      1.068          1.105               --
                                                       2004      0.986          1.068               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.096          1.115               --
                                                       2006      1.112          1.096               --
                                                       2005      1.114          1.112               --
                                                       2004      1.045          1.114               --
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.070          1.138            3,334
                                                       2006      1.053          1.070            4,670
                                                       2005      1.051          1.053            5,007
                                                       2004      1.024          1.051            2,322
                                                       2003      1.000          1.024               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.839          1.987               --
                                                       2006      1.472          1.839               --
                                                       2005      1.341          1.472               --
                                                       2004      1.180          1.341               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.833          1.954               --
                                                       2006      1.598          1.833               --
                                                       2005      1.526          1.598               --
                                                       2004      1.236          1.526               --
                                                       2003      1.000          1.236               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.259          1.338               --
                                                       2005      1.184          1.259               --
                                                       2004      1.136          1.184               --
                                                       2003      1.000          1.136               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.126          1.198               --
                                                       2005      1.147          1.126               --
                                                       2004      1.103          1.147               --
                                                       2003      1.000          1.103               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.468          1.600               --
                                                       2005      1.335          1.468               --
                                                       2004      1.172          1.335               --
                                                       2003      1.000          1.172               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.243          1.304               --
                                                       2005      1.217          1.243               --
                                                       2004      1.132          1.217               --
                                                       2003      1.000          1.132               --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.181          1.209               --
                                                       2005      1.177          1.181               --
                                                       2004      1.090          1.177               --
                                                       2003      1.000          1.090               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.276          1.319               --
                                                       2005      1.239          1.276               --
                                                       2004      1.146          1.239               --
                                                       2003      1.000          1.146               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.244          1.280               --
                                                       2005      1.170          1.244               --
                                                       2004      1.123          1.170               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173               --
                                                       2005      1.045          1.105               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.019               --
                                                       2005      1.000          1.017               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.086               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.128               --
                                                       2005      1.017          1.084               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.046               --
                                                       2005      1.011          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.353          1.434               --
                                                       2005      1.235          1.353               --
                                                       2004      1.089          1.235               --
                                                       2003      1.000          1.089               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.273          1.344               --
                                                       2005      1.263          1.273            3,253
                                                       2004      1.131          1.263               --
                                                       2003      1.000          1.131               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.184          1.220               --
                                                       2005      1.176          1.184               --
                                                       2004      1.078          1.176               --
                                                       2003      1.000          1.078               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.163          1.254               --
                                                       2005      1.116          1.163               --
                                                       2004      0.972          1.116               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.405          1.611               --
                                                       2005      1.311          1.405            1,469
                                                       2004      1.158          1.311               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.270          1.345               --
                                                       2005      1.225          1.270            1,959
                                                       2004      1.126          1.225              164
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088               --
                                                       2005      1.000          1.036               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.105          1.114               --
                                                       2005      1.090          1.105               --
                                                       2004      0.982          1.090               --

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.028          1.017               --
                                                       2005      1.034          1.028               --
                                                       2004      1.024          1.034               --
                                                       2003      1.000          1.024               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.201          1.251               --
                                                       2005      1.203          1.201               --
                                                       2004      1.116          1.203               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.277               --
                                                       2005      1.000          1.111               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.267               --
                                                       2005      1.005          1.107               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.068          1.028               --
                                                       2005      1.047          1.068               --
                                                       2004      0.984          1.047               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.508          1.441               --
                                                       2006      1.329          1.508               --
                                                       2005      1.304          1.329               --
                                                       2004      1.136          1.304               --
                                                       2003      1.000          1.136               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.267          1.394               --
                                                       2006      1.213          1.267               --
                                                       2005      1.150          1.213               --
                                                       2004      1.132          1.150               --
                                                       2003      1.000          1.132               --




             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.360          1.321                 --
                                                       2005      1.211          1.360            468,337
                                                       2004      1.143          1.211            459,945
                                                       2003      0.948          1.143            168,663
                                                       2002      1.000          0.948                 --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.898          2.131          5,003,635
                                                       2006      1.612          1.898          5,800,969
                                                       2005      1.445          1.612          6,040,065
                                                       2004      1.302          1.445          5,306,790
                                                       2003      0.984          1.302          2,711,712
                                                       2002      1.000          0.984                 --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.730          1.901         13,986,809
                                                       2006      1.606          1.730         18,281,097
                                                       2005      1.413          1.606         20,721,963
                                                       2004      1.285          1.413         18,572,237
                                                       2003      0.960          1.285         10,866,088
                                                       2002      1.000          0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.582          1.625         15,335,981
                                                       2006      1.404          1.582         20,782,470
                                                       2005      1.357          1.404         24,301,428
                                                       2004      1.257          1.357         22,621,936
                                                       2003      0.971          1.257         13,557,952
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.597          1.577                 --
                                                       2005      1.382          1.597            178,408
                                                       2004      1.183          1.382             70,171
                                                       2003      0.968          1.183             62,961
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.773          2.300                 --
                                                       2005      1.692          1.773            636,759
                                                       2004      1.317          1.692            544,495
                                                       2003      1.005          1.317            376,157
                                                       2002      1.000          1.005                 --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.373          1.438            145,604
                                                       2006      1.206          1.373            236,722
                                                       2005      1.181          1.206            238,225
                                                       2004      1.150          1.181            213,398
                                                       2003      0.971          1.150            136,435
                                                       2002      1.000          0.971                 --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.437          1.249            141,414
                                                       2006      1.416          1.437            189,330
                                                       2005      1.369          1.416            271,418
                                                       2004      1.257          1.369            286,185
                                                       2003      0.976          1.257            230,557
                                                       2002      1.000          0.976                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401                 --
                                                       2005      1.199          1.291            526,467
                                                       2004      1.073          1.199            434,954
                                                       2003      1.000          1.073             14,159

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.433                 --
                                                       2005      1.197          1.289            593,796
                                                       2004      1.067          1.197            372,299
                                                       2003      1.000          1.067             10,036

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.738          1.993            913,450
                                                       2006      1.595          1.738          1,129,737
                                                       2005      1.398          1.595          1,074,568
                                                       2004      1.242          1.398            914,280
                                                       2003      0.991          1.242            597,035
                                                       2002      1.000          0.991                 --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.514          1.580             35,856
                                                       2006      1.361          1.514             65,581
                                                       2005      1.153          1.361            100,320
                                                       2004      1.164          1.153             25,701
                                                       2003      0.953          1.164             24,304
                                                       2002      1.000          0.953                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.061          2.324          2,416,516
                                                       2006      1.875          2.061          3,138,337
                                                       2005      1.625          1.875          3,596,046
                                                       2004      1.333          1.625          3,135,990
                                                       2003      0.986          1.333          1,911,507
                                                       2002      1.000          0.986                 --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.448          1.676                 --
                                                       2005      1.340          1.448          6,323,482
                                                       2004      1.217          1.340          5,186,994
                                                       2003      0.994          1.217          3,312,164
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.740          3.450            827,068
                                                       2006      2.188          2.740            975,031
                                                       2005      1.756          2.188          1,150,213
                                                       2004      1.440          1.756            862,804
                                                       2003      1.000          1.440            368,517

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.895          2.139          2,694,952
                                                       2006      1.596          1.895          3,846,907
                                                       2005      1.481          1.596          4,394,621
                                                       2004      1.278          1.481          3,889,690
                                                       2003      0.989          1.278          2,193,501
                                                       2002      1.000          0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.524          1.815                 --
                                                       2005      1.431          1.524            923,889
                                                       2004      1.262          1.431            431,766
                                                       2003      0.976          1.262             87,223
                                                       2002      1.000          0.976                 --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.054          1.075                 --
                                                       2005      1.064          1.054             42,050
                                                       2004      0.988          1.064             12,906

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.232          1.270                 --
                                                       2005      1.170          1.232            891,629
                                                       2004      1.105          1.170            876,533
                                                       2003      0.994          1.105            675,884
                                                       2002      1.000          0.994                 --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.555          1.850              9,040
                                                       2006      1.496          1.555             23,329
                                                       2005      1.362          1.496             28,557
                                                       2004      1.219          1.362             30,040
                                                       2003      0.988          1.219             34,672
                                                       2002      1.000          0.988                 --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.529          1.819             24,735
                                                       2006      1.450          1.529             32,153
                                                       2005      1.330          1.450             39,928
                                                       2004      1.352          1.330             40,404
                                                       2003      0.944          1.352             31,662
                                                       2002      1.000          0.944                 --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.441          1.541             57,507
                                                       2006      1.250          1.441             81,883
                                                       2005      1.211          1.250            130,363
                                                       2004      1.185          1.211            127,226
                                                       2003      0.980          1.185            190,179
                                                       2002      1.000          0.980                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.517          1.693                 --
                                                       2005      1.492          1.517            808,709
                                                       2004      1.328          1.492            733,265
                                                       2003      1.000          1.328            316,143

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.614          1.549          7,883,916

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.490          1.535          3,101,689

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.493          1.532          2,327,074
                                                       2006      1.327          1.493          2,504,987
                                                       2005      1.302          1.327          3,053,694
                                                       2004      1.208          1.302          2,973,725
                                                       2003      0.967          1.208          2,335,616
                                                       2002      1.000          0.967                 --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.683          1.605          5,380,875

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.612          1.637            896,840
                                                       2006      1.394          1.612          1,272,625
                                                       2005      1.338          1.394          2,512,286
                                                       2004      1.240          1.338          2,820,016
                                                       2003      0.958          1.240          1,330,720
                                                       2002      1.000          0.958                 --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.455          1.451          3,430,766

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.797          1.933          1,145,958
                                                       2006      1.630          1.797          1,035,131
                                                       2005      1.589          1.630          2,239,133
                                                       2004      1.412          1.589          1,763,283
                                                       2003      0.970          1.412            943,187
                                                       2002      1.000          0.970                 --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.158          1.255                 --
                                                       2006      1.099          1.158                 --
                                                       2005      1.077          1.099                 --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.005          0.995            959,650
                                                       2006      0.987          1.005          1,820,690
                                                       2005      0.986          0.987          2,056,662
                                                       2004      0.997          0.986          1,044,555
                                                       2003      1.000          0.997            143,635

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.624          1.700                 --
                                                       2006      1.406          1.624          1,686,838
                                                       2005      1.382          1.406          2,300,359
                                                       2004      1.305          1.382          3,268,365
                                                       2003      0.960          1.305          1,724,848
                                                       2002      1.000          0.960                 --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.399          1.454                 --
                                                       2006      1.373          1.399             59,877
                                                       2005      1.334          1.373             65,743
                                                       2004      1.358          1.334             71,782
                                                       2003      0.961          1.358             45,068
                                                       2002      1.000          0.961                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.619          1.672                 --
                                                       2006      1.491          1.619            161,416
                                                       2005      1.387          1.491            267,952
                                                       2004      1.300          1.387            271,976
                                                       2003      0.949          1.300            214,408
                                                       2002      1.000          0.949                 --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.453          1.514                 --
                                                       2006      1.322          1.453             14,423
                                                       2005      1.304          1.322             34,816
                                                       2004      1.231          1.304             34,097
                                                       2003      0.967          1.231             33,306
                                                       2002      1.000          0.967                 --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.578          1.636                 --
                                                       2006      1.376          1.578          3,575,243
                                                       2005      1.363          1.376          4,573,722
                                                       2004      1.237          1.363          4,464,326
                                                       2003      1.000          1.237          2,342,808

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.764          1.940                 (2)
                                                       2006      1.608          1.764          3,681,763
                                                       2005      1.519          1.608          4,969,282
                                                       2004      1.252          1.519          4,181,113
                                                       2003      1.000          1.252          1,952,789

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.089          1.121                 --
                                                       2005      1.072          1.089             80,473
                                                       2004      1.013          1.072             10,160

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.652          1.713            135,406
                                                       2006      1.743          1.652            171,686

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.395          1.402            422,649
                                                       2006      1.330          1.395            462,119

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.599          1.673                 --
                                                       2006      1.516          1.599            283,349

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.659          1.664            228,956

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.301            113,043
                                                       2006      1.266          1.344            107,778

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.919          1.860          1,738,646
                                                       2006      1.749          1.919          1,801,813

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.610          2.054            193,495
                                                       2006      1.577          1.610            104,121

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.242          1.095             93,880

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.179          1.226             33,664
                                                       2006      1.121          1.179                 --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.391          1.453            785,209
                                                       2006      1.333          1.391            968,182

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.091          1,880,018
                                                       2006      1.001          1.073            858,794

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.050          4,672,125
                                                       2006      1.002          1.067            123,714

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.414          1.548            261,032
                                                       2006      1.438          1.414            360,810

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.261          1.373             12,513
                                                       2006      1.276          1.261              5,594

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.090          2.185            506,932

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.378          1.450            658,462
                                                       2006      1.252          1.378            710,817

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.012          1,015,772
                                                       2006      1.003          1.215          1,398,702

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.115          1.175          2,868,065

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.544          1.585            270,022
                                                       2006      1.443          1.544            364,214

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.140          1.256                 --
                                                       2006      1.088          1.140             59,218

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.148          1.197            902,469
                                                       2006      1.113          1.148            556,648

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.971          3,155,306
                                                       2006      1.003          1.024          2,029,520

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.506          1.773            405,182
                                                       2006      1.549          1.506            542,114

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.100          1.131            866,928

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.003          1.030            971,783
                                                       2006      0.985          1.003            619,409

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.353          1.375            717,767
                                                       2006      1.341          1.353            795,413

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.445          1.470          1,919,842
                                                       2006      1.414          1.445          2,607,180

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.066            297,273
                                                       2006      1.002          1.056            434,518

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071            863,890
                                                       2006      1.001          1.038            139,506

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.070             81,491
                                                       2006      1.002          1.045             83,828

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.071          2,539,014
                                                       2006      1.002          1.050          2,101,220

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.071          1,908,353
                                                       2006      1.002          1.055          1,022,330

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.351          1.376          9,298,266
                                                       2006      1.269          1.351         11,708,739

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.087          1,900,882
                                                       2006      0.996          1.046          2,505,959

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            616,558
                                                       2006      0.998          1.064            762,350

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.137          1.178                 --
                                                       2006      1.075          1.137             81,829

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.058          1.081             14,104
                                                       2006      1.027          1.058             14,106

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.978          0.985                 --
                                                       2005      0.973          0.978            511,337
                                                       2004      0.985          0.973            508,529
                                                       2003      0.999          0.985            536,126
                                                       2002      1.000          0.999                 --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.104          1.317                 --
                                                       2005      1.068          1.104                 --
                                                       2004      0.985          1.068                 --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.091          1.110                 --
                                                       2006      1.108          1.091          3,655,869
                                                       2005      1.110          1.108          5,187,938
                                                       2004      1.042          1.110          4,627,736
                                                       2003      1.000          1.042          2,203,110

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.084          1.152         10,762,990
                                                       2006      1.067          1.084         14,104,668
                                                       2005      1.066          1.067         18,327,374
                                                       2004      1.039          1.066         16,972,145
                                                       2003      1.012          1.039         11,776,640
                                                       2002      1.000          1.012                 --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.945          2.101                 --
                                                       2006      1.557          1.945            613,728
                                                       2005      1.420          1.557            684,925
                                                       2004      1.249          1.420            694,523
                                                       2003      0.994          1.249            639,013
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.117          2.256                 --
                                                       2006      1.846          2.117            919,366
                                                       2005      1.764          1.846          1,216,084
                                                       2004      1.429          1.764          1,053,707
                                                       2003      0.977          1.429            798,826
                                                       2002      1.000          0.977                 --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.353          1.438                 --
                                                       2005      1.273          1.353            426,620
                                                       2004      1.222          1.273            440,506
                                                       2003      0.967          1.222            259,207
                                                       2002      1.000          0.967                 --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.253          1.333                 --
                                                       2005      1.277          1.253          1,162,266
                                                       2004      1.229          1.277          1,178,613
                                                       2003      0.995          1.229            509,953
                                                       2002      1.000          0.995                 --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.599          1.743                 --
                                                       2005      1.455          1.599            194,384
                                                       2004      1.278          1.455            189,558
                                                       2003      0.977          1.278            155,088
                                                       2002      1.000          0.977                 --

  Travelers Equity Income Subaccount (11/99).........  2006      1.349          1.414                 --
                                                       2005      1.320          1.349          3,382,218
                                                       2004      1.229          1.320          3,622,957
                                                       2003      0.958          1.229          2,689,774
                                                       2002      1.000          0.958                 --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.300          1.330                 --
                                                       2005      1.296          1.300            665,216
                                                       2004      1.201          1.296            613,457
                                                       2003      1.003          1.201            390,190
                                                       2002      1.000          1.003                 --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.358          1.403                 --
                                                       2005      1.318          1.358             46,011
                                                       2004      1.220          1.318             42,623
                                                       2003      0.978          1.220             12,504
                                                       2002      1.000          0.978                 --

  Travelers Large Cap Subaccount (11/99).............  2006      1.304          1.341                 --
                                                       2005      1.227          1.304            657,890
                                                       2004      1.178          1.227            684,784
                                                       2003      0.966          1.178            533,101
                                                       2002      1.000          0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173                 --
                                                       2005      1.045          1.105            155,229

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.018                 --
                                                       2005      1.000          1.017            137,148

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.086                 --
                                                       2005      1.000          1.050          1,072,581

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127                 --
                                                       2005      1.017          1.083            340,812

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.045                 --
                                                       2005      1.010          1.028                 --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.431          1.516                 --
                                                       2005      1.306          1.431            361,918
                                                       2004      1.153          1.306            402,434
                                                       2003      0.973          1.153            231,169
                                                       2002      1.000          0.973                 --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.467          1.549                 --
                                                       2005      1.456          1.467            655,157
                                                       2004      1.305          1.456            309,694
                                                       2003      0.974          1.305            225,887
                                                       2002      1.000          0.974                 --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.232          1.269                 --
                                                       2005      1.224          1.232         14,704,878
                                                       2004      1.123          1.224         13,582,482
                                                       2003      0.986          1.123          8,894,291
                                                       2002      1.000          0.986                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.162          1.252                 --
                                                       2005      1.116          1.162            648,332
                                                       2004      0.972          1.116             53,025

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.526          1.749                 --
                                                       2005      1.425          1.526          1,911,295
                                                       2004      1.259          1.425          1,619,278
                                                       2003      1.001          1.259            577,731
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.363          1.443                 --
                                                       2005      1.315          1.363            402,347
                                                       2004      1.210          1.315            411,090
                                                       2003      1.000          1.210            181,376

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088                 --
                                                       2005      1.000          1.036             44,982

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.104          1.113                 --
                                                       2005      1.089          1.104            385,841
                                                       2004      0.982          1.089             89,761

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.064          1.052                 --
                                                       2005      1.071          1.064            798,681
                                                       2004      1.061          1.071            831,527
                                                       2003      1.014          1.061            399,571
                                                       2002      1.000          1.014                 --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.351          1.407                 --
                                                       2005      1.354          1.351            471,329
                                                       2004      1.256          1.354            494,070
                                                       2003      0.969          1.256            432,677
                                                       2002      1.000          0.969                 --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.276                 --
                                                       2005      1.000          1.111             12,357

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266                 --
                                                       2005      1.005          1.106              4,691

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.068          1.027                 --
                                                       2005      1.046          1.068              8,428
                                                       2004      0.984          1.046                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.652          1.578            955,497
                                                       2006      1.456          1.652          1,229,886
                                                       2005      1.431          1.456          1,584,482
                                                       2004      1.246          1.431          1,602,089
                                                       2003      0.974          1.246            914,064
                                                       2002      1.000          0.974                 --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.327          1.459             22,200
                                                       2006      1.271          1.327             30,854
                                                       2005      1.205          1.271             38,060
                                                       2004      1.187          1.205             28,691
                                                       2003      0.966          1.187             13,154
                                                       2002      1.000          0.966                 --

             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.155          1.121               --
                                                       2005      1.000          1.155               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.314          1.474           12,281
                                                       2006      1.116          1.314           12,281
                                                       2005      1.000          1.116           12,281

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.231          1.351           12,265
                                                       2006      1.143          1.231           12,974
                                                       2005      1.000          1.143           12,637

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.169          1.200           28,572
                                                       2006      1.039          1.169           28,572
                                                       2005      1.000          1.039           28,572

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.165          1.150               --
                                                       2005      1.000          1.165               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.083          1.404               --
                                                       2005      1.000          1.083           14,479

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.145          1.199               --
                                                       2006      1.006          1.145               --
                                                       2005      1.000          1.006               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.072          0.932               --
                                                       2006      1.057          1.072               --
                                                       2005      1.000          1.057               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.076          1.168               --
                                                       2005      1.000          1.076               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.102          1.226               --
                                                       2005      1.000          1.102               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.231          1.411           11,767
                                                       2006      1.130          1.231           12,991
                                                       2005      1.000          1.130           12,773

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.308          1.364               --
                                                       2006      1.176          1.308               --
                                                       2005      1.000          1.176               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.250          1.408               --
                                                       2006      1.138          1.250               --
                                                       2005      1.000          1.138               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.079          1.248               --
                                                       2005      1.000          1.079           12,249

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.511          1.902               --
                                                       2006      1.207          1.511               --
                                                       2005      1.000          1.207               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.271          1.434           52,322
                                                       2006      1.071          1.271           51,622
                                                       2005      1.000          1.071           21,549

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.061          1.263               --
                                                       2005      1.000          1.061               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      0.986          1.006               --
                                                       2005      1.000          0.986               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.058          1.090               --
                                                       2005      1.000          1.058               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.174          1.396               --
                                                       2006      1.130          1.174               --
                                                       2005      1.000          1.130               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.182          1.406               --
                                                       2006      1.122          1.182               --
                                                       2005      1.000          1.122               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.198          1.280               --
                                                       2006      1.039          1.198               --
                                                       2005      1.000          1.039               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.028          1.147               --
                                                       2005      1.000          1.028               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.216          1.167               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.168          1.204               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.153          1.183               --
                                                       2006      1.025          1.153               --
                                                       2005      1.000          1.025               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.230          1.173           50,638

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.208          1.226               --
                                                       2006      1.045          1.208               --
                                                       2005      1.000          1.045               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.113          1.109               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.183          1.272               --
                                                       2006      1.074          1.183               --
                                                       2005      1.000          1.074               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.098          1.189               --
                                                       2006      1.043          1.098               --
                                                       2005      0.974          1.043               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.008               --
                                                       2006      1.000          1.018               --
                                                       2005      1.000          1.000               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.192          1.248               --
                                                       2006      1.033          1.192               --
                                                       2005      1.000          1.033               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.073          1.116               --
                                                       2006      1.054          1.073               --
                                                       2005      1.000          1.054               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.182          1.221               --
                                                       2006      1.089          1.182               --
                                                       2005      1.000          1.089               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.127          1.175               --
                                                       2006      1.026          1.127               --
                                                       2005      1.000          1.026               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.173          1.216               --
                                                       2006      1.023          1.173               --
                                                       2005      1.000          1.023               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.176          1.294               --
                                                       2006      1.073          1.176               --
                                                       2005      1.000          1.073               --

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.017          1.046               --
                                                       2005      1.000          1.017               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.128          1.169               --
                                                       2006      1.190          1.128               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.070          1.075               --
                                                       2006      1.020          1.070               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.215          1.272               --
                                                       2006      1.153          1.215               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.261          1.264               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.343          1.299               --
                                                       2006      1.266          1.343               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.341          1.299               --
                                                       2006      1.223          1.341               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.174          1.497               --
                                                       2006      1.150          1.174               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.240          1.094               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.101          1.144               --
                                                       2006      1.046          1.101               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.105          1.154               --
                                                       2006      1.060          1.105               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.073          1.090               --
                                                       2006      1.001          1.073               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049               --
                                                       2006      1.002          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.127          1.232               --
                                                       2006      1.146          1.127               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.260          1.371               --
                                                       2006      1.275          1.260               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.469          1.535               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.226          1.290               --
                                                       2006      1.115          1.226               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           17,665
                                                       2006      1.003          1.214           15,393

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      0.995          1.048               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.182          1.213               --
                                                       2006      1.104          1.182               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.139          1.254               --
                                                       2006      1.087          1.139               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.044          1.088           30,728
                                                       2006      1.013          1.044           30,710

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970               --
                                                       2006      1.003          1.024               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.072          1.261               --
                                                       2006      1.103          1.072               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.021          1.050               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.030          1.058               --
                                                       2006      1.012          1.030               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.114          1.131               --
                                                       2006      1.104          1.114               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.100          1.119               --
                                                       2006      1.077          1.100               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071               --
                                                       2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070               --
                                                       2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070           76,274
                                                       2006      1.002          1.054           76,274

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.104          1.124           28,496
                                                       2006      1.038          1.104           28,254

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.064          1.102               --
                                                       2006      1.006          1.064               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      0.987          1.008               --
                                                       2006      0.959          0.987               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      1.006          1.012               --
                                                       2005      1.000          1.006               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.040          1.240               --
                                                       2005      1.000          1.040               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      0.973          0.991               --
                                                       2006      0.989          0.973               --
                                                       2005      1.000          0.989               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.012          1.076               --
                                                       2006      0.998          1.012               --
                                                       2005      1.000          0.998               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.367          1.477               --
                                                       2006      1.095          1.367               --
                                                       2005      1.000          1.095               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.207          1.286               --
                                                       2006      1.053          1.207               --
                                                       2005      1.000          1.053               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.079          1.146               --
                                                       2005      1.000          1.079               --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      0.996          1.060               --
                                                       2005      1.000          0.996               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.093          1.190               --
                                                       2005      1.000          1.093               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.028          1.077               --
                                                       2005      1.000          1.028               --

  Travelers Federated High Yield Subaccount (8/02)...  2006      0.997          1.020               --
                                                       2005      1.000          0.997               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.029          1.063               --
                                                       2005      1.000          1.029               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.074          1.104               --
                                                       2005      1.000          1.074               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.172               --
                                                       2005      1.045          1.105               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.016          1.018               --
                                                       2005      1.000          1.016               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.085               --
                                                       2005      1.000          1.050               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127               --
                                                       2005      1.017          1.083           67,777

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.045               --
                                                       2005      1.010          1.027               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.089          1.153               --
                                                       2005      1.000          1.089               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.045          1.103               --
                                                       2005      1.000          1.045               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.008          1.038               --
                                                       2005      1.000          1.008           28,174

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.034          1.115               --
                                                       2005      1.000          1.034               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.067          1.223               --
                                                       2005      1.000          1.067               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.043          1.104               --
                                                       2005      1.000          1.043               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.035          1.087               --
                                                       2005      1.000          1.035               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.005          1.013               --
                                                       2005      1.000          1.005           28,882

  Travelers Quality Bond Subaccount (6/02)...........  2006      0.989          0.978               --
                                                       2005      1.000          0.989               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.042          1.085               --
                                                       2005      1.000          1.042               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.110          1.275               --
                                                       2005      1.000          1.110               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266               --
                                                       2005      1.005          1.106               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      0.997          0.959               --
                                                       2005      1.000          0.997               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.166          1.113            9,943
                                                       2006      1.028          1.166            9,140
                                                       2005      1.000          1.028            9,354

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.117          1.228               --
                                                       2006      1.071          1.117               --
                                                       2005      1.000          1.071               --




             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.296          1.258               --
                                                       2005      1.155          1.296               --
                                                       2004      1.092          1.155               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.724          1.933          288,274
                                                       2006      1.465          1.724          170,686
                                                       2005      1.315          1.465          138,800
                                                       2004      1.186          1.315            4,145
                                                       2003      1.000          1.186               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.541          1.691          598,110
                                                       2006      1.432          1.541          756,627
                                                       2005      1.261          1.432          614,002
                                                       2004      1.148          1.261           23,636
                                                       2003      1.000          1.148               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.437          1.474          682,992
                                                       2006      1.277          1.437          647,499
                                                       2005      1.235          1.277          511,616
                                                       2004      1.145          1.235            6,576
                                                       2003      1.000          1.145               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.541          1.522               --
                                                       2005      1.335          1.541            2,675
                                                       2004      1.143          1.335               --
                                                       2003      1.000          1.143               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.534          1.987               --
                                                       2005      1.465          1.534           25,992
                                                       2004      1.142          1.465               --
                                                       2003      1.000          1.142               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.322          1.384               --
                                                       2006      1.162          1.322               --
                                                       2005      1.140          1.162               --
                                                       2004      1.111          1.140               --
                                                       2003      1.000          1.111               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.307          1.135               --
                                                       2006      1.289          1.307               --
                                                       2005      1.247          1.289               --
                                                       2004      1.147          1.247               --
                                                       2003      1.000          1.147               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.398               --
                                                       2005      1.197          1.289           13,773
                                                       2004      1.073          1.197               --
                                                       2003      1.000          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.430               --
                                                       2005      1.195          1.286           71,362
                                                       2004      1.066          1.195            4,448
                                                       2003      1.000          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.590          1.821           14,709
                                                       2006      1.461          1.590           14,635
                                                       2005      1.282          1.461           15,192
                                                       2004      1.140          1.282            6,475
                                                       2003      1.000          1.140               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.432          1.492               --
                                                       2006      1.288          1.432               --
                                                       2005      1.092          1.288               --
                                                       2004      1.104          1.092               --
                                                       2003      1.000          1.104               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.844          2.078           41,849
                                                       2006      1.680          1.844           45,846
                                                       2005      1.457          1.680           48,387
                                                       2004      1.197          1.457               --
                                                       2003      1.000          1.197               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.326          1.534               --
                                                       2005      1.228          1.326          130,228
                                                       2004      1.116          1.228               --
                                                       2003      1.000          1.116               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.393          3.010           49,926
                                                       2006      1.913          2.393           49,845
                                                       2005      1.537          1.913           47,524
                                                       2004      1.261          1.537            2,013
                                                       2003      1.000          1.261               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.736          1.957          217,252
                                                       2006      1.463          1.736          221,873
                                                       2005      1.359          1.463          234,426
                                                       2004      1.174          1.359            2,118
                                                       2003      1.000          1.174               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.398          1.663               --
                                                       2005      1.315          1.398           38,096
                                                       2004      1.160          1.315               --
                                                       2003      1.000          1.160               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.052          1.073               --
                                                       2005      1.063          1.052            1,653
                                                       2004      0.988          1.063               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.196          1.233               --
                                                       2005      1.138          1.196               --
                                                       2004      1.075          1.138               --
                                                       2003      1.000          1.075               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.419          1.686               --
                                                       2006      1.366          1.419               --
                                                       2005      1.245          1.366               --
                                                       2004      1.116          1.245               --
                                                       2003      1.000          1.116               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.351          1.605               --
                                                       2006      1.282          1.351               --
                                                       2005      1.177          1.282               --
                                                       2004      1.198          1.177               --
                                                       2003      1.000          1.198               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.383          1.477               --
                                                       2006      1.201          1.383               --
                                                       2005      1.164          1.201               --
                                                       2004      1.140          1.164               --
                                                       2003      1.000          1.140               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.336          1.490               --
                                                       2005      1.315          1.336           53,321
                                                       2004      1.172          1.315               --
                                                       2003      1.000          1.172               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.459          1.400          454,778

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.396          1.438          304,880

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.392          1.426               --
                                                       2006      1.237          1.392               --
                                                       2005      1.215          1.237               --
                                                       2004      1.129          1.215               --
                                                       2003      1.000          1.129               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.496          1.425           16,977

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.485          1.507          128,849
                                                       2006      1.285          1.485          132,038
                                                       2005      1.235          1.285          131,791
                                                       2004      1.146          1.235               --
                                                       2003      1.000          1.146               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.241          1.236           74,046

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.568          1.684            6,306
                                                       2006      1.423          1.568            2,545
                                                       2005      1.389          1.423            2,675
                                                       2004      1.235          1.389               --
                                                       2003      1.000          1.235               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.155          1.251               --
                                                       2006      1.098          1.155               --
                                                       2005      1.076          1.098               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.001          0.991           40,090
                                                       2006      0.985          1.001           38,704
                                                       2005      0.985          0.985           38,446
                                                       2004      0.997          0.985           21,345
                                                       2003      1.000          0.997               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.450          1.517               --
                                                       2006      1.257          1.450               --
                                                       2005      1.236          1.257               --
                                                       2004      1.169          1.236               --
                                                       2003      1.000          1.169               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.193          1.240               --
                                                       2006      1.172          1.193               --
                                                       2005      1.140          1.172               --
                                                       2004      1.161          1.140               --
                                                       2003      1.000          1.161               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.419          1.466               --
                                                       2006      1.308          1.419            7,719
                                                       2005      1.219          1.308            7,740
                                                       2004      1.144          1.219               --
                                                       2003      1.000          1.144               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.322          1.378               --
                                                       2006      1.204          1.322               --
                                                       2005      1.190          1.204               --
                                                       2004      1.124          1.190               --
                                                       2003      1.000          1.124               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.448          1.501               --
                                                       2006      1.264          1.448           72,012
                                                       2005      1.253          1.264           64,314
                                                       2004      1.139          1.253           17,389
                                                       2003      1.000          1.139               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.621          1.783               --
                                                       2006      1.479          1.621          143,409
                                                       2005      1.399          1.479          164,595
                                                       2004      1.155          1.399            4,197
                                                       2003      1.000          1.155               --

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.087          1.119               --
                                                       2005      1.071          1.087               --
                                                       2004      1.013          1.071               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.510          1.564               --
                                                       2006      1.594          1.510               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.262          1.267            8,129
                                                       2006      1.204          1.262            6,383

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.505          1.574               --
                                                       2006      1.428          1.505               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.561          1.565               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.298           24,743
                                                       2006      1.265          1.342           13,100

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.759          1.703            4,905
                                                       2006      1.604          1.759           12,575

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.552          1.978           50,537
                                                       2006      1.522          1.552           44,328

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.239          1.092           28,876

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.176          1.222               --
                                                       2006      1.119          1.176               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.244          1.298            1,331
                                                       2006      1.193          1.244            1,329

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.072          1.089           21,699
                                                       2006      1.001          1.072               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.048          198,530
                                                       2006      1.002          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.310          1.432               --
                                                       2006      1.333          1.310               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.259          1.370            8,481
                                                       2006      1.275          1.259            8,483

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.966          2.054               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.374          1.445           42,730
                                                       2006      1.250          1.374           43,929

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.010           28,453
                                                       2006      1.003          1.214           43,448

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.114          1.174           66,024

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.433          1.469               --
                                                       2006      1.339          1.433               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.138          1.253               --
                                                       2006      1.087          1.138           29,175

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.192          223,961
                                                       2006      1.111          1.145           25,393

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970          230,578
                                                       2006      1.003          1.024          264,792

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.301          1.530           34,522
                                                       2006      1.339          1.301           36,177

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.058          1.087            4,756

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.009          1.035           14,884
                                                       2006      0.991          1.009               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.285          1.305            3,406
                                                       2006      1.274          1.285           42,841

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.326          1.348           23,216
                                                       2006      1.299          1.326           23,323

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.064           14,451
                                                       2006      1.002          1.055           14,474

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.070               --
                                                       2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.069           48,407
                                                       2006      1.002          1.044           47,233

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.069           95,797
                                                       2006      1.002          1.049          211,972

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.069          105,914
                                                       2006      1.002          1.054          105,935

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.292          1.315          204,335
                                                       2006      1.215          1.292          374,296

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.085           81,028
                                                       2006      0.996          1.046           81,878

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.134               --
                                                       2006      0.998          1.063               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.134          1.175               --
                                                       2006      1.073          1.134            1,742

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.055          1.077               --
                                                       2006      1.025          1.055               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.985          0.991               --
                                                       2005      0.980          0.985               --
                                                       2004      0.993          0.980               --
                                                       2003      1.000          0.993               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.102          1.313               --
                                                       2005      1.067          1.102               --
                                                       2004      0.985          1.067               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.090          1.109               --
                                                       2006      1.108          1.090           65,739
                                                       2005      1.111          1.108           61,897
                                                       2004      1.045          1.111            9,080
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.064          1.130          624,178
                                                       2006      1.049          1.064          646,122
                                                       2005      1.048          1.049          500,643
                                                       2004      1.023          1.048           14,843
                                                       2003      1.000          1.023               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.830          1.976               --
                                                       2006      1.467          1.830               --
                                                       2005      1.338          1.467               --
                                                       2004      1.179          1.338               --
                                                       2003      1.000          1.179               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.824          1.943               --
                                                       2006      1.592          1.824           42,921
                                                       2005      1.523          1.592           43,597
                                                       2004      1.235          1.523               --
                                                       2003      1.000          1.235               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.255          1.333               --
                                                       2005      1.181          1.255               --
                                                       2004      1.135          1.181               --
                                                       2003      1.000          1.135               --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.122          1.193               --
                                                       2005      1.144          1.122            1,385
                                                       2004      1.102          1.144              225
                                                       2003      1.000          1.102               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.463          1.594               --
                                                       2005      1.332          1.463               --
                                                       2004      1.171          1.332               --
                                                       2003      1.000          1.171               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Equity Income Subaccount (11/99).........  2006      1.239          1.299               --
                                                       2005      1.214          1.239           97,181
                                                       2004      1.131          1.214            2,409
                                                       2003      1.000          1.131               --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.177          1.204               --
                                                       2005      1.175          1.177            6,331
                                                       2004      1.090          1.175              219
                                                       2003      1.000          1.090               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.272          1.314               --
                                                       2005      1.236          1.272               --
                                                       2004      1.145          1.236               --
                                                       2003      1.000          1.145               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.240          1.274               --
                                                       2005      1.168          1.240            3,548
                                                       2004      1.122          1.168            2,527
                                                       2003      1.000          1.122               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.104          1.171               --
                                                       2005      1.044          1.104               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.016          1.017               --
                                                       2005      1.000          1.016               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.085               --
                                                       2005      1.000          1.050          196,583

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.126               --
                                                       2005      1.017          1.083           70,772

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.045               --
                                                       2005      1.010          1.027           37,182

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.349          1.428               --
                                                       2005      1.232          1.349               --
                                                       2004      1.088          1.232               --
                                                       2003      1.000          1.088               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.269          1.339               --
                                                       2005      1.260          1.269           33,475
                                                       2004      1.131          1.260               --
                                                       2003      1.000          1.131               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.180          1.215               --
                                                       2005      1.173          1.180          164,360
                                                       2004      1.077          1.173               --
                                                       2003      1.000          1.077               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.160          1.250               --
                                                       2005      1.115          1.160           49,291
                                                       2004      0.972          1.115              233

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.400          1.604               --
                                                       2005      1.308          1.400            8,503
                                                       2004      1.157          1.308               --
                                                       2003      1.000          1.157               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.265          1.339               --
                                                       2005      1.222          1.265               --
                                                       2004      1.126          1.222               --
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.035          1.087               --
                                                       2005      1.000          1.035           29,181

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.102          1.111               --
                                                       2005      1.089          1.102           44,273
                                                       2004      0.982          1.089               --

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.025          1.013               --
                                                       2005      1.032          1.025            4,580
                                                       2004      1.023          1.032              743
                                                       2003      1.000          1.023               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.197          1.246               --
                                                       2005      1.201          1.197               --
                                                       2004      1.115          1.201               --
                                                       2003      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.110          1.275               --
                                                       2005      1.000          1.110            8,486

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.265               --
                                                       2005      1.005          1.106           13,105

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.066          1.025               --
                                                       2005      1.046          1.066               --
                                                       2004      0.984          1.046               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.501          1.431           18,500
                                                       2006      1.324          1.501           18,310
                                                       2005      1.302          1.324           18,512
                                                       2004      1.135          1.302               --
                                                       2003      1.000          1.135               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.261          1.385               --
                                                       2006      1.209          1.261               --
                                                       2005      1.147          1.209               --
                                                       2004      1.131          1.147               --
                                                       2003      1.000          1.131               --




             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.45%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.352          1.310                --
                                                       2005      1.206          1.352            17,902
                                                       2004      1.141          1.206            36,520
                                                       2003      0.947          1.141            27,611
                                                       2002      1.000          0.947                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.882          2.109           693,439
                                                       2006      1.602          1.882           767,614
                                                       2005      1.439          1.602           810,358
                                                       2004      1.299          1.439           821,906
                                                       2003      0.984          1.299           579,425
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.717          1.882         2,081,213
                                                       2006      1.596          1.717         2,486,964
                                                       2005      1.408          1.596         2,678,858
                                                       2004      1.282          1.408         2,649,329
                                                       2003      0.960          1.282         1,571,576
                                                       2002      1.000          0.960                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.569          1.608         1,950,156
                                                       2006      1.396          1.569         2,413,076
                                                       2005      1.352          1.396         3,051,032
                                                       2004      1.255          1.352         3,175,477
                                                       2003      0.971          1.255         2,119,583
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.588          1.567                --
                                                       2005      1.377          1.588            54,696
                                                       2004      1.180          1.377             9,989
                                                       2003      0.968          1.180               785
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.763          2.281                --
                                                       2005      1.685          1.763           152,076
                                                       2004      1.314          1.685           154,464
                                                       2003      1.005          1.314           116,510
                                                       2002      1.000          1.005                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.362          1.424            15,100
                                                       2006      1.198          1.362            23,346
                                                       2005      1.177          1.198            23,701
                                                       2004      1.148          1.177            23,236
                                                       2003      0.971          1.148             2,694
                                                       2002      1.000          0.971                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.425          1.237             1,983
                                                       2006      1.407          1.425             3,291
                                                       2005      1.363          1.407             4,907
                                                       2004      1.254          1.363             4,447
                                                       2003      0.976          1.254             3,495
                                                       2002      1.000          0.976                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.394                --
                                                       2005      1.196          1.286           240,849
                                                       2004      1.073          1.196           236,985
                                                       2003      1.000          1.073             2,903

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.283          1.426                --
                                                       2005      1.194          1.283           210,512
                                                       2004      1.066          1.194           203,476
                                                       2003      1.000          1.066               240

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.724          1.973            60,815
                                                       2006      1.585          1.724            52,472
                                                       2005      1.393          1.585            73,312
                                                       2004      1.239          1.393            56,482
                                                       2003      0.991          1.239            17,573
                                                       2002      1.000          0.991                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.502          1.564             8,502
                                                       2006      1.352          1.502             8,502
                                                       2005      1.148          1.352                --
                                                       2004      1.162          1.148                --
                                                       2003      0.953          1.162                --
                                                       2002      1.000          0.953                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.044          2.300           467,181
                                                       2006      1.864          2.044           571,869
                                                       2005      1.618          1.864           558,275
                                                       2004      1.330          1.618           480,220
                                                       2003      0.986          1.330           212,265
                                                       2002      1.000          0.986                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.440          1.663                --
                                                       2005      1.334          1.440           685,220
                                                       2004      1.214          1.334           650,674
                                                       2003      0.994          1.214           458,930
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.720          3.418           107,297
                                                       2006      2.176          2.720           141,038
                                                       2005      1.750          2.176           148,890
                                                       2004      1.438          1.750           111,684
                                                       2003      1.000          1.438            44,071

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.880          2.117           475,985
                                                       2006      1.586          1.880           616,998
                                                       2005      1.475          1.586           606,826
                                                       2004      1.275          1.475           576,751
                                                       2003      0.988          1.275           252,135
                                                       2002      1.000          0.988                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.514          1.800                --
                                                       2005      1.425          1.514            80,525
                                                       2004      1.259          1.425            25,772
                                                       2003      0.976          1.259             2,057
                                                       2002      1.000          0.976                --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.050          1.071                --
                                                       2005      1.062          1.050                --
                                                       2004      0.988          1.062            27,383

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.225          1.261                --
                                                       2005      1.166          1.225                --
                                                       2004      1.103          1.166             7,190
                                                       2003      0.994          1.103            27,518
                                                       2002      1.000          0.994                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.543          1.832             1,900
                                                       2006      1.487          1.543             1,902
                                                       2005      1.356          1.487             2,629
                                                       2004      1.217          1.356             2,698
                                                       2003      0.988          1.217             2,687
                                                       2002      1.000          0.988                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.517          1.801                --
                                                       2006      1.442          1.517                --
                                                       2005      1.324          1.442               792
                                                       2004      1.350          1.324               795
                                                       2003      0.944          1.350               664
                                                       2002      1.000          0.944                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.430          1.526            15,969
                                                       2006      1.242          1.430            20,377
                                                       2005      1.206          1.242            29,219
                                                       2004      1.182          1.206            28,719
                                                       2003      0.980          1.182            27,591
                                                       2002      1.000          0.980                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.509          1.681                --
                                                       2005      1.487          1.509           208,887
                                                       2004      1.326          1.487           243,815
                                                       2003      1.000          1.326            85,338

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.600          1.534           479,555

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.477          1.520           397,618

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.481          1.517            42,121
                                                       2006      1.319          1.481            80,310
                                                       2005      1.296          1.319            94,634
                                                       2004      1.205          1.296            86,299
                                                       2003      0.967          1.205            65,914
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.668          1.588           444,372

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.599          1.621           160,562
                                                       2006      1.386          1.599           166,778
                                                       2005      1.333          1.386           192,594
                                                       2004      1.238          1.333           201,989
                                                       2003      0.958          1.238           171,462
                                                       2002      1.000          0.958                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.443          1.436           118,961

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.783          1.913            82,049
                                                       2006      1.620          1.783            64,859
                                                       2005      1.583          1.620           138,098
                                                       2004      1.409          1.583           194,919
                                                       2003      0.969          1.409           117,984
                                                       2002      1.000          0.969                --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.152          1.246                --
                                                       2006      1.096          1.152                --
                                                       2005      1.076          1.096                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      0.998          0.987           200,070
                                                       2006      0.982          0.998           235,963
                                                       2005      0.983          0.982           272,087
                                                       2004      0.996          0.983           302,874
                                                       2003      1.000          0.996            47,603

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.611          1.685                --
                                                       2006      1.397          1.611           120,568
                                                       2005      1.376          1.397           199,161
                                                       2004      1.302          1.376           206,538
                                                       2003      0.960          1.302           167,690
                                                       2002      1.000          0.960                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.388          1.442                --
                                                       2006      1.364          1.388             2,156
                                                       2005      1.329          1.364             1,994
                                                       2004      1.355          1.329             1,937
                                                       2003      0.961          1.355             1,697
                                                       2002      1.000          0.961                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.606          1.658                --
                                                       2006      1.481          1.606            28,822
                                                       2005      1.381          1.481            27,139
                                                       2004      1.298          1.381            21,740
                                                       2003      0.949          1.298             1,981
                                                       2002      1.000          0.949                --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.441          1.501                --
                                                       2006      1.314          1.441             1,236
                                                       2005      1.299          1.314             1,238
                                                       2004      1.228          1.299             1,241
                                                       2003      0.967          1.228               211
                                                       2002      1.000          0.967                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.566          1.623                --
                                                       2006      1.369          1.566           431,779
                                                       2005      1.358          1.369           547,969
                                                       2004      1.236          1.358           590,460
                                                       2003      1.000          1.236           321,133

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.751          1.925                --
                                                       2006      1.599          1.751           451,481
                                                       2005      1.514          1.599           554,292
                                                       2004      1.251          1.514           527,627
                                                       2003      1.000          1.251           204,552

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.085          1.116                --
                                                       2005      1.071          1.085                --
                                                       2004      1.013          1.071                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.639          1.696            13,048
                                                       2006      1.731          1.639            15,526

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.384          1.388            49,802
                                                       2006      1.321          1.384            50,094

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.586          1.658                --
                                                       2006      1.506          1.586            60,552

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.644          1.647            38,942

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.339          1.294            48,721
                                                       2006      1.264          1.339            43,013

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.903          1.841           165,294
                                                       2006      1.737          1.903           152,141

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.597          2.033            64,312
                                                       2006      1.567          1.597            62,572

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.237          1.090                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.173          1.217                --
                                                       2006      1.116          1.173                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.380          1.438            47,771
                                                       2006      1.324          1.380            50,685

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.072          1.087           539,239
                                                       2006      1.001          1.072           163,987

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.066          1.046           595,006
                                                       2006      1.002          1.066                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.403          1.532            17,047
                                                       2006      1.428          1.403            21,137

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.257          1.366            38,130
                                                       2006      1.274          1.257            42,794

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.072          2.163            78,241

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.371          1.440            93,294
                                                       2006      1.248          1.371           103,063

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.213          1.009           145,905
                                                       2006      1.003          1.213           172,182

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.106          1.164           188,749

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.533          1.571            23,063
                                                       2006      1.434          1.533            70,779

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.136          1.251                --
                                                       2006      1.086          1.136             7,052

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.142          1.188           131,429
                                                       2006      1.109          1.142            95,308

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.023          0.968           570,479
                                                       2006      1.003          1.023           666,001

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.494          1.755            34,772
                                                       2006      1.539          1.494            32,432

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.090          1.120            80,343

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      0.995          1.020           294,249
                                                       2006      0.978          0.995           290,105

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.342          1.361            62,372
                                                       2006      1.332          1.342            92,196

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.433          1.455           161,403
                                                       2006      1.405          1.433           304,154

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.062           228,027
                                                       2006      1.002          1.054                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.068                --
                                                       2006      1.001          1.037                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.067           180,959
                                                       2006      1.002          1.043           372,223

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.067           260,178
                                                       2006      1.002          1.048            66,061

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.067           100,782
                                                       2006      1.002          1.053           134,994

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.340          1.362           673,831
                                                       2006      1.261          1.340           830,941

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.045          1.084           475,635
                                                       2006      0.996          1.045           476,534

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.132            26,068
                                                       2006      0.998          1.063             5,309

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.131          1.171                --
                                                       2006      1.071          1.131                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.053          1.073            35,450
                                                       2006      1.023          1.053            35,601

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.973          0.978                --
                                                       2005      0.969          0.973           234,472
                                                       2004      0.983          0.969           132,347
                                                       2003      0.999          0.983            11,760
                                                       2002      1.000          0.999                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.100          1.310                --
                                                       2005      1.066          1.100                --
                                                       2004      0.985          1.066                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.083          1.101                --
                                                       2006      1.102          1.083           351,341
                                                       2005      1.106          1.102           625,434
                                                       2004      1.041          1.106           602,161
                                                       2003      1.000          1.041           397,814

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.075          1.141         1,364,338
                                                       2006      1.061          1.075         1,812,990
                                                       2005      1.061          1.061         2,382,012
                                                       2004      1.037          1.061         2,364,335
                                                       2003      1.012          1.037         1,779,865
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.929          2.083                --
                                                       2006      1.548          1.929           152,649
                                                       2005      1.414          1.548           118,435
                                                       2004      1.247          1.414           123,675
                                                       2003      0.994          1.247           141,914
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.100          2.236                --
                                                       2006      1.835          2.100            96,742
                                                       2005      1.756          1.835           120,574
                                                       2004      1.426          1.756            89,169
                                                       2003      0.977          1.426            48,389
                                                       2002      1.000          0.977                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.345          1.428                --
                                                       2005      1.268          1.345            89,524
                                                       2004      1.220          1.268            90,190
                                                       2003      0.967          1.220            89,135
                                                       2002      1.000          0.967                --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.246          1.324                --
                                                       2005      1.272          1.246           153,672
                                                       2004      1.226          1.272           149,871
                                                       2003      0.995          1.226            11,156
                                                       2002      1.000          0.995                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.589          1.731                --
                                                       2005      1.449          1.589            61,319
                                                       2004      1.275          1.449            63,067
                                                       2003      0.977          1.275            55,380
                                                       2002      1.000          0.977                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.341          1.405                --
                                                       2005      1.315          1.341           283,797
                                                       2004      1.226          1.315           312,955
                                                       2003      0.958          1.226           228,153
                                                       2002      1.000          0.958                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.292          1.321                --
                                                       2005      1.291          1.292            79,508
                                                       2004      1.198          1.291            79,142
                                                       2003      1.003          1.198            22,819
                                                       2002      1.000          1.003                --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.350          1.394                --
                                                       2005      1.313          1.350             2,412
                                                       2004      1.217          1.313               981
                                                       2003      0.977          1.217                --
                                                       2002      1.000          0.977                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.296          1.332                --
                                                       2005      1.222          1.296           106,339
                                                       2004      1.176          1.222           101,957
                                                       2003      0.966          1.176           100,664
                                                       2002      1.000          0.966                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.104          1.170                --
                                                       2005      1.044          1.104                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.015          1.016                --
                                                       2005      1.000          1.015                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.049          1.084                --
                                                       2005      1.000          1.049                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.082          1.125                --
                                                       2005      1.017          1.082             6,250

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.044                --
                                                       2005      1.010          1.027                --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.422          1.506                --
                                                       2005      1.301          1.422           117,889
                                                       2004      1.150          1.301           126,310
                                                       2003      0.973          1.150            85,949
                                                       2002      1.000          0.973                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.458          1.539                --
                                                       2005      1.450          1.458            34,070
                                                       2004      1.302          1.450            15,948
                                                       2003      0.974          1.302             5,936
                                                       2002      1.000          0.974                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.225          1.261                --
                                                       2005      1.219          1.225         1,484,978
                                                       2004      1.121          1.219         1,534,701
                                                       2003      0.986          1.121         1,669,877
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.158          1.248                --
                                                       2005      1.114          1.158            31,530
                                                       2004      0.972          1.114             8,026

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.516          1.737                --
                                                       2005      1.419          1.516           117,114
                                                       2004      1.256          1.419            68,612
                                                       2003      1.001          1.256            42,730
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.355          1.434                --
                                                       2005      1.310          1.355           111,025
                                                       2004      1.208          1.310           109,780
                                                       2003      1.000          1.208            15,008

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.034          1.086                --
                                                       2005      1.000          1.034                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.101          1.109                --
                                                       2005      1.088          1.101           128,571
                                                       2004      0.982          1.088            24,688

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.058          1.045                --
                                                       2005      1.067          1.058            79,108
                                                       2004      1.058          1.067            79,085
                                                       2003      1.014          1.058            13,167
                                                       2002      1.000          1.014                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.343          1.397                --
                                                       2005      1.348          1.343            39,402
                                                       2004      1.254          1.348            39,721
                                                       2003      0.969          1.254            36,786
                                                       2002      1.000          0.969                --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.109          1.274                --
                                                       2005      1.000          1.109                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.264                --
                                                       2005      1.004          1.105                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.064          1.023                --
                                                       2005      1.045          1.064            35,764
                                                       2004      0.984          1.045            17,656

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.639          1.562            62,380
                                                       2006      1.447          1.639            93,862
                                                       2005      1.425          1.447           193,397
                                                       2004      1.243          1.425           201,061
                                                       2003      0.974          1.243           235,475
                                                       2002      1.000          0.974                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.316          1.444                --
                                                       2006      1.263          1.316                --
                                                       2005      1.200          1.263                --
                                                       2004      1.185          1.200                --
                                                       2003      0.966          1.185                --
                                                       2002      1.000          0.966                --




             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.184          1.148               --
                                                       2005      1.057          1.184               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.454          1.628               --
                                                       2006      1.238          1.454               --
                                                       2005      1.112          1.238               --
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.322          1.448          136,847
                                                       2006      1.230          1.322          143,380
                                                       2005      1.085          1.230           72,101
                                                       2004      1.000          1.085               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.234          1.264          148,226
                                                       2006      1.098          1.234          145,480
                                                       2005      1.064          1.098           77,655
                                                       2004      1.000          1.064               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.347          1.329               --
                                                       2005      1.168          1.347               --
                                                       2004      1.000          1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.345          1.740               --
                                                       2005      1.287          1.345               --
                                                       2004      1.000          1.287               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.182          1.235               --
                                                       2006      1.040          1.182               --
                                                       2005      1.022          1.040               --
                                                       2004      1.000          1.022               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.141          0.990               --
                                                       2006      1.128          1.141               --
                                                       2005      1.093          1.128               --
                                                       2004      1.000          1.093               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.199          1.300               --
                                                       2005      1.116          1.199               --
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.201          1.335               --
                                                       2005      1.118          1.201               --
                                                       2004      1.000          1.118               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.368          1.565               --
                                                       2006      1.259          1.368               --
                                                       2005      1.106          1.259               --
                                                       2004      1.000          1.106               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.358          1.413               --
                                                       2006      1.223          1.358               --
                                                       2005      1.039          1.223               --
                                                       2004      1.000          1.039               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.547          1.741               --
                                                       2006      1.411          1.547               --
                                                       2005      1.226          1.411               --
                                                       2004      1.000          1.226               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.185          1.369               --
                                                       2005      1.099          1.185               --
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.957          2.458               --
                                                       2006      1.567          1.957               --
                                                       2005      1.260          1.567               --
                                                       2004      1.000          1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.470          1.655               --
                                                       2006      1.241          1.470               --
                                                       2005      1.155          1.241               --
                                                       2004      1.000          1.155               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.188          1.411               --
                                                       2005      1.119          1.188               --
                                                       2004      1.000          1.119               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.062          1.083               --
                                                       2005      1.075          1.062               --
                                                       2004      1.000          1.075               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.121          1.154               --
                                                       2005      1.067          1.121               --
                                                       2004      1.000          1.067               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.179          1.400               --
                                                       2006      1.137          1.179               --
                                                       2005      1.038          1.137               --
                                                       2004      1.000          1.038               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.203          1.428               --
                                                       2006      1.144          1.203               --
                                                       2005      1.052          1.144               --
                                                       2004      1.000          1.052               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.286          1.372               --
                                                       2006      1.118          1.286               --
                                                       2005      1.086          1.118               --
                                                       2004      1.000          1.086               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.141          1.271               --
                                                       2005      1.125          1.141               --
                                                       2004      1.000          1.125               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.271          1.218               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.236          1.271               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.220          1.249               --
                                                       2006      1.087          1.220               --
                                                       2005      1.069          1.087               --
                                                       2004      1.000          1.069               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.277          1.215               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.293          1.310               --
                                                       2006      1.121          1.293               --
                                                       2005      1.079          1.121               --
                                                       2004      1.000          1.079               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.069          1.064               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.311          1.407               --
                                                       2006      1.192          1.311               --
                                                       2005      1.165          1.192               --
                                                       2004      1.000          1.165               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.149          1.243               --
                                                       2006      1.094          1.149               --
                                                       2005      1.024          1.094               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          0.999               --
                                                       2006      0.995          1.011               --
                                                       2005      0.997          0.995               --
                                                       2004      1.000          0.997               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.235          1.292               --
                                                       2006      1.072          1.235               --
                                                       2005      1.056          1.072               --
                                                       2004      1.000          1.056               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.033          1.073               --
                                                       2006      1.016          1.033               --
                                                       2005      0.990          1.016               --
                                                       2004      1.000          0.990               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.223          1.263               --
                                                       2006      1.129          1.223               --
                                                       2005      1.053          1.129               --
                                                       2004      1.000          1.053               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.180          1.229               --
                                                       2006      1.076          1.180               --
                                                       2005      1.064          1.076               --
                                                       2004      1.000          1.064               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.266          1.311               --
                                                       2006      1.106          1.266               --
                                                       2005      1.099          1.106               --
                                                       2004      1.000          1.099               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.340          1.473               --
                                                       2006      1.224          1.340            5,277
                                                       2005      1.160          1.224            1,955
                                                       2004      1.000          1.160               --

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.084          1.116               --
                                                       2005      1.071          1.084               --
                                                       2004      1.013          1.071               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.264          1.307               --
                                                       2006      1.335          1.264               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.154          1.157               --
                                                       2006      1.102          1.154               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.368          1.430               --
                                                       2006      1.299          1.368               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.418          1.420               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.338          1.292               --
                                                       2006      1.263          1.338               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.533          1.482               --
                                                       2006      1.400          1.533               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.354          1.723               --
                                                       2006      1.329          1.354               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.236          1.088               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.172          1.215               --
                                                       2006      1.116          1.172               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.129          1.176               --
                                                       2006      1.083          1.129               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.071          1.086               --
                                                       2006      1.001          1.071               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.045            6,641
                                                       2006      1.002          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.165          1.272               --
                                                       2006      1.187          1.165               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.256          1.364               --
                                                       2006      1.273          1.256               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.695          1.769               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.383          1.452               --
                                                       2006      1.259          1.383               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.213          1.008               --
                                                       2006      1.003          1.213               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.065          1.121               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.277          1.307               --
                                                       2006      1.195          1.277               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.135          1.250               --
                                                       2006      1.085          1.135               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.156          1.203               --
                                                       2006      1.123          1.156               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.023          0.967               --
                                                       2006      1.003          1.023               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.104          1.296               --
                                                       2006      1.137          1.104               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.052          1.081               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.019          1.044          210,247
                                                       2006      1.003          1.019            3,543

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.150          1.165               --
                                                       2006      1.141          1.150               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.199          1.217               --
                                                       2006      1.176          1.199               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.061               --
                                                       2006      1.002          1.054               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.067               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.066               --
                                                       2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.067               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.066               --
                                                       2006      1.002          1.053               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.202          1.221               --
                                                       2006      1.132          1.202               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.045          1.083               --
                                                       2006      0.996          1.045               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.131               --
                                                       2006      0.998          1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.144          1.184               --
                                                       2006      1.083          1.144               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.078          1.099               --
                                                       2006      1.048          1.078               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.997          1.003               --
                                                       2005      0.993          0.997               --
                                                       2004      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.095          1.303               --
                                                       2005      1.062          1.095               --
                                                       2004      0.981          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.043          1.061               --
                                                       2006      1.062          1.043               --
                                                       2005      1.067          1.062               --
                                                       2004      1.000          1.067               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.056          1.120               --
                                                       2006      1.043          1.056               --
                                                       2005      1.043          1.043               --
                                                       2004      1.000          1.043               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.579          1.704               --
                                                       2006      1.267          1.579               --
                                                       2005      1.158          1.267               --
                                                       2004      1.000          1.158               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.424          1.516               --
                                                       2006      1.244          1.424               --
                                                       2005      1.192          1.244               --
                                                       2004      1.000          1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.118          1.187               --
                                                       2005      1.054          1.118               --
                                                       2004      1.000          1.054               --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.019          1.083               --
                                                       2005      1.042          1.019               --
                                                       2004      1.000          1.042               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.226          1.335               --
                                                       2005      1.118          1.226               --
                                                       2004      1.000          1.118               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.122          1.176               --
                                                       2005      1.101          1.122               --
                                                       2004      1.000          1.101               --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.078          1.102               --
                                                       2005      1.077          1.078               --
                                                       2004      1.000          1.077               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.108          1.144               --
                                                       2005      1.078          1.108               --
                                                       2004      1.000          1.078               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.111          1.141               --
                                                       2005      1.048          1.111               --
                                                       2004      1.000          1.048               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.103          1.170               --
                                                       2005      1.044          1.103               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.015          1.016               --
                                                       2005      1.000          1.015               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.049          1.083               --
                                                       2005      1.000          1.049               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.081          1.125               --
                                                       2005      1.017          1.081               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.026          1.043               --
                                                       2005      1.010          1.026               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.227          1.299               --
                                                       2005      1.123          1.227               --
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.078          1.137               --
                                                       2005      1.073          1.078               --
                                                       2004      1.000          1.073               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.099          1.132               --
                                                       2005      1.095          1.099               --
                                                       2004      1.000          1.095               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.169          1.259               --
                                                       2005      1.125          1.169               --
                                                       2004      1.000          1.125               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.222          1.400               --
                                                       2005      1.144          1.222               --
                                                       2004      1.000          1.144               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.129          1.195               --
                                                       2005      1.092          1.129               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.034          1.085               --
                                                       2005      1.000          1.034               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.115          1.123               --
                                                       2005      1.103          1.115               --
                                                       2004      1.000          1.103               --

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.022          1.009               --
                                                       2005      1.031          1.022               --
                                                       2004      1.000          1.031               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.092          1.136               --
                                                       2005      1.097          1.092               --
                                                       2004      1.000          1.097               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.109          1.273               --
                                                       2005      1.000          1.109               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.263               --
                                                       2005      1.004          1.105               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.090          1.048               --
                                                       2005      1.072          1.090               --
                                                       2004      1.000          1.072               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.299          1.237               --
                                                       2006      1.148          1.299               --
                                                       2005      1.130          1.148               --
                                                       2004      1.000          1.130               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.136          1.246               --
                                                       2006      1.091          1.136               --
                                                       2005      1.037          1.091               --
                                                       2004      1.000          1.037               --




             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.184          1.146               --
                                                       2005      1.057          1.184               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.452          1.625               --
                                                       2006      1.237          1.452           13,901
                                                       2005      1.112          1.237               --
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.320          1.446          116,451
                                                       2006      1.229          1.320          110,364
                                                       2005      1.085          1.229          111,863
                                                       2004      1.000          1.085              758

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.233          1.262           53,521
                                                       2006      1.097          1.233           44,828
                                                       2005      1.064          1.097           20,129
                                                       2004      1.000          1.064              766

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.346          1.328               --
                                                       2005      1.168          1.346               --
                                                       2004      1.000          1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.344          1.738               --
                                                       2005      1.286          1.344               --
                                                       2004      1.000          1.286               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.180          1.232               --
                                                       2006      1.039          1.180               --
                                                       2005      1.021          1.039               --
                                                       2004      1.000          1.021               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.140          0.988           12,899
                                                       2006      1.127          1.140           10,895
                                                       2005      1.092          1.127            6,832
                                                       2004      1.000          1.092               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.198          1.299               --
                                                       2005      1.116          1.198               --
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.200          1.334               --
                                                       2005      1.118          1.200            7,071
                                                       2004      1.000          1.118              740

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.366          1.562           45,382
                                                       2006      1.258          1.366            9,111
                                                       2005      1.106          1.258           54,738
                                                       2004      1.000          1.106               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.356          1.411               --
                                                       2006      1.222          1.356               --
                                                       2005      1.039          1.222               --
                                                       2004      1.000          1.039               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.546          1.737           16,917
                                                       2006      1.410          1.546           26,678
                                                       2005      1.226          1.410           46,585
                                                       2004      1.000          1.226           19,636

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.184          1.367               --
                                                       2005      1.099          1.184           12,050
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.955          2.454            6,701
                                                       2006      1.566          1.955            9,036
                                                       2005      1.260          1.566           10,108
                                                       2004      1.000          1.260           11,772

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.468          1.653           21,068
                                                       2006      1.240          1.468           98,345
                                                       2005      1.155          1.240          106,151
                                                       2004      1.000          1.155           63,377

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.187          1.409               --
                                                       2005      1.118          1.187           59,083
                                                       2004      1.000          1.118               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.061          1.082               --
                                                       2005      1.075          1.061              257
                                                       2004      1.000          1.075              246

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.120          1.153               --
                                                       2005      1.067          1.120               --
                                                       2004      1.000          1.067               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.178          1.397               --
                                                       2006      1.136          1.178               --
                                                       2005      1.038          1.136               --
                                                       2004      1.000          1.038               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.202          1.426               --
                                                       2006      1.143          1.202               --
                                                       2005      1.051          1.143               --
                                                       2004      1.000          1.051               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.285          1.370               --
                                                       2006      1.117          1.285               --
                                                       2005      1.086          1.117               --
                                                       2004      1.000          1.086               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.140          1.269               --
                                                       2005      1.125          1.140           85,885
                                                       2004      1.000          1.125           64,090

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.269          1.216               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.234          1.269               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.219          1.247               --
                                                       2006      1.086          1.219               --
                                                       2005      1.069          1.086               --
                                                       2004      1.000          1.069               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.275          1.213               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.291          1.308               --
                                                       2006      1.120          1.291               --
                                                       2005      1.078          1.120               --
                                                       2004      1.000          1.078               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.067          1.062               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.309          1.404               --
                                                       2006      1.191          1.309               --
                                                       2005      1.165          1.191               --
                                                       2004      1.000          1.165               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.148          1.241               --
                                                       2006      1.093          1.148               --
                                                       2005      1.074          1.093               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.009          0.997               --
                                                       2006      0.995          1.009               --
                                                       2005      0.997          0.995               --
                                                       2004      1.000          0.997               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.233          1.290               --
                                                       2006      1.071          1.233               --
                                                       2005      1.056          1.071               --
                                                       2004      1.000          1.056               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.031          1.071               --
                                                       2006      1.015          1.031               --
                                                       2005      0.990          1.015               --
                                                       2004      1.000          0.990               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.222          1.261               --
                                                       2006      1.128          1.222               --
                                                       2005      1.053          1.128               --
                                                       2004      1.000          1.053               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.178          1.227               --
                                                       2006      1.075          1.178               --
                                                       2005      1.064          1.075               --
                                                       2004      1.000          1.064               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.264          1.310               --
                                                       2006      1.106          1.264               --
                                                       2005      1.098          1.106            7,639
                                                       2004      1.000          1.098               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.338          1.470               --
                                                       2006      1.223          1.338           76,096
                                                       2005      1.159          1.223           77,371
                                                       2004      1.000          1.159           63,332

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.084          1.115               --
                                                       2005      1.070          1.084               --
                                                       2004      1.013          1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.262          1.305               --
                                                       2006      1.334          1.262               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.153          1.155              282
                                                       2006      1.101          1.153               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.366          1.428               --
                                                       2006      1.298          1.366           64,367

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.416          1.418           65,276

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.337          1.291           11,076
                                                       2006      1.263          1.337               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.531          1.480           31,902
                                                       2006      1.398          1.531               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.353          1.720               --
                                                       2006      1.328          1.353               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.234          1.087               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.171          1.213               --
                                                       2006      1.115          1.171               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.127          1.174               --
                                                       2006      1.082          1.127               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.071          1.085               --
                                                       2006      1.001          1.071               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.044           34,294
                                                       2006      1.002          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.164          1.269               --
                                                       2006      1.185          1.164               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.255          1.363               --
                                                       2006      1.272          1.255               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.693          1.766           19,985

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.381          1.449           76,401
                                                       2006      1.258          1.381           57,453

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.007            8,543
                                                       2006      1.003          1.212               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.064          1.119              305

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.275          1.305           23,018
                                                       2006      1.193          1.275               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.134          1.248               --
                                                       2006      1.085          1.134               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.200           24,507
                                                       2006      1.122          1.155               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.022          0.966           82,047
                                                       2006      1.003          1.022          116,093

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.102          1.294               --
                                                       2006      1.136          1.102               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.051          1.079               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      1.018          1.042               --
                                                       2006      1.002          1.018          158,944

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.148          1.163               --
                                                       2006      1.140          1.148               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.197          1.215               --
                                                       2006      1.174          1.197               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.060           29,813
                                                       2006      1.002          1.054           30,598

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.066               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.065               --
                                                       2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.066               --
                                                       2006      1.002          1.048          286,616

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.065          225,359
                                                       2006      1.002          1.053          224,275

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.201          1.219           54,046
                                                       2006      1.131          1.201           48,342

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.044          1.082           64,837
                                                       2006      0.996          1.044           36,993

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.130               --
                                                       2006      0.998          1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.142          1.182               --
                                                       2006      1.082          1.142              272

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.077          1.097              304
                                                       2006      1.047          1.077              282

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.996          1.002               --
                                                       2005      0.993          0.996               --
                                                       2004      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.094          1.302               --
                                                       2005      1.062          1.094               --
                                                       2004      0.981          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.042          1.059               --
                                                       2006      1.061          1.042           69,629
                                                       2005      1.066          1.061           64,499
                                                       2004      1.000          1.066           60,172

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.055          1.118           55,750
                                                       2006      1.042          1.055              288
                                                       2005      1.043          1.042              261
                                                       2004      1.000          1.043              249

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.577          1.702               --
                                                       2006      1.266          1.577               --
                                                       2005      1.158          1.266               --
                                                       2004      1.000          1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.422          1.514               --
                                                       2006      1.243          1.422           12,587
                                                       2005      1.192          1.243           16,915
                                                       2004      1.000          1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.117          1.185               --
                                                       2005      1.053          1.117               --
                                                       2004      1.000          1.053               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.019          1.082               --
                                                       2005      1.041          1.019               --
                                                       2004      1.000          1.041               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.225          1.334               --
                                                       2005      1.118          1.225               --
                                                       2004      1.000          1.118               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.121          1.174               --
                                                       2005      1.101          1.121               --
                                                       2004      1.000          1.101               --

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.077          1.101               --
                                                       2005      1.077          1.077               --
                                                       2004      1.000          1.077               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.107          1.143               --
                                                       2005      1.078          1.107               --
                                                       2004      1.000          1.078               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.110          1.140               --
                                                       2005      1.047          1.110               --
                                                       2004      1.000          1.047               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.103          1.169               --
                                                       2005      1.044          1.103           26,398

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.015          1.015               --
                                                       2005      1.000          1.015               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.049          1.083               --
                                                       2005      1.000          1.049               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.081          1.124               --
                                                       2005      1.017          1.081          456,630

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.026          1.043               --
                                                       2005      1.010          1.026               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.227          1.298               --
                                                       2005      1.123          1.227           79,209
                                                       2004      1.000          1.123               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.077          1.136               --
                                                       2005      1.072          1.077               --
                                                       2004      1.000          1.072               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.099          1.131               --
                                                       2005      1.095          1.099           82,443
                                                       2004      1.000          1.095              983

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.168          1.258               --
                                                       2005      1.125          1.168               --
                                                       2004      1.000          1.125               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.221          1.398               --
                                                       2005      1.144          1.221               --
                                                       2004      1.000          1.144               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.128          1.193               --
                                                       2005      1.092          1.128               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.034          1.085               --
                                                       2005      1.000          1.034               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.122               --
                                                       2005      1.103          1.114               --
                                                       2004      1.000          1.103               --

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.021          1.009               --
                                                       2005      1.031          1.021               --
                                                       2004      1.000          1.031               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.091          1.135               --
                                                       2005      1.097          1.091               --
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.109          1.272               --
                                                       2005      1.000          1.109               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.263               --
                                                       2005      1.004          1.104               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.090          1.047               --
                                                       2005      1.071          1.090              252
                                                       2004      1.000          1.071              242

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.297          1.235           84,309
                                                       2006      1.147          1.297           83,915
                                                       2005      1.130          1.147           80,902
                                                       2004      1.000          1.130               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.135          1.244               --
                                                       2006      1.090          1.135               --
                                                       2005      1.036          1.090               --
                                                       2004      1.000          1.036               --




             PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT CHARGES 2.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.287          1.245               --
                                                       2005      1.151          1.287               --
                                                       2004      1.090          1.151               --
                                                       2003      1.000          1.090               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.706          1.908              423
                                                       2006      1.455          1.706            5,809
                                                       2005      1.309          1.455            6,267
                                                       2004      1.185          1.309            6,321
                                                       2003      1.000          1.185               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.526          1.669           19,121
                                                       2006      1.421          1.526           34,020
                                                       2005      1.256          1.421           34,084
                                                       2004      1.146          1.256           34,800
                                                       2003      1.000          1.146               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.422          1.455            1,875
                                                       2006      1.268          1.422            1,923
                                                       2005      1.230          1.268            1,973
                                                       2004      1.144          1.230            1,983
                                                       2003      1.000          1.144               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.531          1.509               --
                                                       2005      1.330          1.531               --
                                                       2004      1.142          1.330               --
                                                       2003      1.000          1.142               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.523          1.967               --
                                                       2005      1.459          1.523              848
                                                       2004      1.140          1.459              876
                                                       2003      1.000          1.140               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/02).....................................  2007      1.309          1.365              457
                                                       2006      1.154          1.309              458
                                                       2005      1.135          1.154              459
                                                       2004      1.110          1.135              460
                                                       2003      1.000          1.110               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (6/02).....................................  2007      1.294          1.120              433
                                                       2006      1.280          1.294              434
                                                       2005      1.242          1.280              435
                                                       2004      1.146          1.242              436
                                                       2003      1.000          1.146               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.280          1.388               --
                                                       2005      1.193          1.280           20,657
                                                       2004      1.073          1.193           20,754
                                                       2003      1.000          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.278          1.419               --
                                                       2005      1.191          1.278            9,381
                                                       2004      1.066          1.191            9,381
                                                       2003      1.000          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/02).............................................  2007      1.574          1.798              444
                                                       2006      1.450          1.574              445
                                                       2005      1.276          1.450              446
                                                       2004      1.138          1.276              447
                                                       2003      1.000          1.138               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/02)...........................  2007      1.417          1.473               --
                                                       2006      1.279          1.417               --
                                                       2005      1.088          1.279               --
                                                       2004      1.103          1.088               --
                                                       2003      1.000          1.103               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.826          2.051            8,523
                                                       2006      1.668          1.826            8,524
                                                       2005      1.451          1.668            8,525
                                                       2004      1.195          1.451            8,526
                                                       2003      1.000          1.195               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.317          1.518               --
                                                       2005      1.223          1.317              455
                                                       2004      1.115          1.223              456
                                                       2003      1.000          1.115               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.369          2.971              387
                                                       2006      1.899          2.369              388
                                                       2005      1.530          1.899              388
                                                       2004      1.260          1.530              390
                                                       2003      1.000          1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.718          1.932               --
                                                       2006      1.453          1.718               --
                                                       2005      1.354          1.453               --
                                                       2004      1.173          1.354               --
                                                       2003      1.000          1.173               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.388          1.647               --
                                                       2005      1.309          1.388               --
                                                       2004      1.159          1.309               --
                                                       2003      1.000          1.159               --

High Yield Bond Trust
  High Yield Bond Trust (5/04).......................  2006      1.047          1.067               --
                                                       2005      1.061          1.047            1,211
                                                       2004      0.988          1.061            1,131

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (8/02).............................................  2006      1.188          1.223               --
                                                       2005      1.133          1.188               --
                                                       2004      1.074          1.133               --
                                                       2003      1.000          1.074               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (9/02)............................  2007      1.404          1.664               --
                                                       2006      1.356          1.404               --
                                                       2005      1.240          1.356               --
                                                       2004      1.114          1.240               --
                                                       2003      1.000          1.114               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/02).....................................  2007      1.337          1.584               --
                                                       2006      1.273          1.337               --
                                                       2005      1.172          1.273               --
                                                       2004      1.197          1.172               --
                                                       2003      1.000          1.197               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/02).....................................  2007      1.369          1.458               --
                                                       2006      1.192          1.369               --
                                                       2005      1.159          1.192               --
                                                       2004      1.139          1.159               --
                                                       2003      1.000          1.139               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.326          1.475               --
                                                       2005      1.310          1.326               --
                                                       2004      1.170          1.310               --
                                                       2003      1.000          1.170               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (4/07).............................................  2007      1.443          1.382               --

  LMPVET Appreciation Subaccount (Class I) (4/07)....  2007      1.380          1.419               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.378          1.407               --
                                                       2006      1.229          1.378               --
                                                       2005      1.210          1.229               --
                                                       2004      1.127          1.210               --
                                                       2003      1.000          1.127               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.479          1.407               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.470          1.487               --
                                                       2006      1.276          1.470               --
                                                       2005      1.230          1.276               --
                                                       2004      1.144          1.230               --
                                                       2003      1.000          1.144               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (4/07).............................................  2007      1.227          1.220              434

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.552          1.662               --
                                                       2006      1.413          1.552               --
                                                       2005      1.383          1.413               --
                                                       2004      1.234          1.383               --
                                                       2003      1.000          1.234               --

  LMPVET Social Awareness Subaccount (3/05)..........  2007      1.145          1.237               --
                                                       2006      1.092          1.145               --
                                                       2005      1.074          1.092               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      0.991          0.979               --
                                                       2006      0.978          0.991               --
                                                       2005      0.981          0.978               --
                                                       2004      0.996          0.981               --
                                                       2003      1.000          0.996               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.435          1.501               --
                                                       2006      1.248          1.435               --
                                                       2005      1.231          1.248               --
                                                       2004      1.167          1.231               --
                                                       2003      1.000          1.167               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (9/02).............................................  2007      1.181          1.226               --
                                                       2006      1.163          1.181              438
                                                       2005      1.135          1.163              439
                                                       2004      1.160          1.135              441
                                                       2003      1.000          1.160               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (10/02)............................................  2007      1.405          1.450               --
                                                       2006      1.299          1.405               --
                                                       2005      1.214          1.299               --
                                                       2004      1.142          1.214               --
                                                       2003      1.000          1.142               --

  LMPVPII Growth and Income Subaccount (Class I)
  (9/02).............................................  2007      1.309          1.363               --
                                                       2006      1.196          1.309               --
                                                       2005      1.185          1.196               --
                                                       2004      1.122          1.185               --
                                                       2003      1.000          1.122               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.434          1.485               --
                                                       2006      1.255          1.434           21,945
                                                       2005      1.248          1.255           21,945
                                                       2004      1.138          1.248           21,945
                                                       2003      1.000          1.138               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.605          1.763               --
                                                       2006      1.468          1.605           14,340
                                                       2005      1.393          1.468           14,287
                                                       2004      1.153          1.393           14,458
                                                       2003      1.000          1.153               --

Managed Assets Trust
  Managed Assets Trust (9/04)........................  2006      1.081          1.112               --
                                                       2005      1.069          1.081               --
                                                       2004      1.012          1.069               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2007      1.495          1.544              428
                                                       2006      1.581          1.495              429

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06) *...........................................  2007      1.250          1.251            2,348
                                                       2006      1.194          1.250            1,099

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.490          1.557               --
                                                       2006      1.417          1.490           15,192

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.544          1.544               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.335          1.287               --
                                                       2006      1.261          1.335               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.741          1.681               --
                                                       2006      1.591          1.741               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.536          1.952               --
                                                       2006      1.509          1.536               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.232          1.084               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2007      1.167          1.208               --
                                                       2006      1.112          1.167               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2007      1.231          1.281              463
                                                       2006      1.183          1.231            7,764

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2007      1.070          1.083           29,988
                                                       2006      1.001          1.070              636

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.064          1.043           13,072
                                                       2006      1.002          1.064               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.297          1.413               --
                                                       2006      1.322          1.297               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.253          1.359               --
                                                       2006      1.271          1.253               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.944          2.027               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.364          1.429               --
                                                       2006      1.243          1.364               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.005            1,370
                                                       2006      1.003          1.212            1,312

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.101          1.158              483

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.418          1.450               --
                                                       2006      1.328          1.418               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.133          1.246               --
                                                       2006      1.084          1.133               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.136          1.179               --
                                                       2006      1.104          1.136               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.022          0.965           13,276
                                                       2006      1.003          1.022           13,276

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.287          1.510               --
                                                       2006      1.328          1.287            7,029

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06).............................................  2007      1.046          1.073              500

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2007      0.998          1.021           77,408
                                                       2006      0.983          0.998               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.272          1.288           18,231
                                                       2006      1.264          1.272           18,231

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.312          1.330            1,522
                                                       2006      1.288          1.312            1,527

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.059               --
                                                       2006      1.002          1.053               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.035          1.064               --
                                                       2006      1.001          1.035               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.042          1.063               --
                                                       2006      1.002          1.042               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.047          1.064           89,046
                                                       2006      1.002          1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.052          1.064               --
                                                       2006      1.002          1.052               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.279          1.297            9,722
                                                       2006      1.205          1.279            9,724

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.044          1.080           28,563
                                                       2006      0.996          1.044           28,732

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.061          1.128               --
                                                       2006      0.998          1.061               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2007      1.125          1.164               --
                                                       2006      1.067          1.125            1,227

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2007      1.047          1.065               --
                                                       2006      1.019          1.047               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.978          0.983               --
                                                       2005      0.976          0.978               --
                                                       2004      0.992          0.976               --
                                                       2003      1.000          0.992               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (9/04).....................................  2006      1.097          1.304               --
                                                       2005      1.065          1.097               --
                                                       2004      0.984          1.065               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.079          1.097               --
                                                       2006      1.100          1.079              484
                                                       2005      1.107          1.100              486
                                                       2004      1.043          1.107              487
                                                       2003      1.000          1.043               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.053          1.116            2,570
                                                       2006      1.042          1.053           10,797
                                                       2005      1.044          1.042            9,882
                                                       2004      1.022          1.044            9,053
                                                       2003      1.000          1.022               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.811          1.954               --
                                                       2006      1.456          1.811               --
                                                       2005      1.333          1.456               --
                                                       2004      1.178          1.333               --
                                                       2003      1.000          1.178               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.806          1.921               --
                                                       2006      1.581          1.806               --
                                                       2005      1.516          1.581               --
                                                       2004      1.233          1.516               --
                                                       2003      1.000          1.233               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.246          1.322               --
                                                       2005      1.176          1.246               --
                                                       2004      1.134          1.176               --
                                                       2003      1.000          1.134               --

  Travelers Convertible Securities Subaccount
  (6/02).............................................  2006      1.114          1.183               --
                                                       2005      1.140          1.114            7,697
                                                       2004      1.101          1.140            6,971
                                                       2003      1.000          1.101               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/02).............................................  2006      1.452          1.581               --
                                                       2005      1.326          1.452              430
                                                       2004      1.170          1.326              431
                                                       2003      1.000          1.170               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.230          1.288               --
                                                       2005      1.209          1.230            1,493
                                                       2004      1.130          1.209            1,498
                                                       2003      1.000          1.130               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated High Yield Subaccount (8/02)...  2006      1.169          1.194               --
                                                       2005      1.170          1.169            1,087
                                                       2004      1.088          1.170            1,017
                                                       2003      1.000          1.088               --

  Travelers Federated Stock Subaccount (9/02)........  2006      1.263          1.303               --
                                                       2005      1.231          1.263               --
                                                       2004      1.144          1.231               --
                                                       2003      1.000          1.144               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.231          1.264               --
                                                       2005      1.163          1.231           18,231
                                                       2004      1.121          1.163           18,231
                                                       2003      1.000          1.121               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.102          1.168               --
                                                       2005      1.044          1.102               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.014          1.014               --
                                                       2005      1.000          1.014               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.048          1.082               --
                                                       2005      1.000          1.048               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.080          1.123               --
                                                       2005      1.017          1.080               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.025          1.042               --
                                                       2005      1.010          1.025               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.339          1.417               --
                                                       2005      1.227          1.339           15,412
                                                       2004      1.087          1.227           15,953
                                                       2003      1.000          1.087               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.259          1.328               --
                                                       2005      1.255          1.259            6,551
                                                       2004      1.129          1.255               --
                                                       2003      1.000          1.129               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.171          1.205               --
                                                       2005      1.168          1.171            9,725
                                                       2004      1.076          1.168            9,726
                                                       2003      1.000          1.076               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.154          1.243               --
                                                       2005      1.113          1.154               --
                                                       2004      0.972          1.113               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.390          1.591               --
                                                       2005      1.303          1.390               --
                                                       2004      1.156          1.303               --
                                                       2003      1.000          1.156               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.256          1.328               --
                                                       2005      1.217          1.256               --
                                                       2004      1.124          1.217               --
                                                       2003      1.000          1.124               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.033          1.084               --
                                                       2005      1.000          1.033               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.097          1.104               --
                                                       2005      1.087          1.097               --
                                                       2004      0.982          1.087               --

  Travelers Quality Bond Subaccount (6/02)...........  2006      1.017          1.005               --
                                                       2005      1.028          1.017              503
                                                       2004      1.022          1.028              504
                                                       2003      1.000          1.022               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.188          1.236               --
                                                       2005      1.196          1.188               --
                                                       2004      1.114          1.196               --
                                                       2003      1.000          1.114               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.108          1.271               --
                                                       2005      1.000          1.108               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.103          1.261               --
                                                       2005      1.004          1.103               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.061          1.019               --
                                                       2005      1.044          1.061               --
                                                       2004      0.983          1.044               --

                                 PORTFOLIO ARCHITECT L -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/02).............................................  2007      1.486          1.413              441
                                                       2006      1.314          1.486              442
                                                       2005      1.296          1.314              443
                                                       2004      1.134          1.296              445
                                                       2003      1.000          1.134               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (7/02).............................................  2007      1.248          1.367               --
                                                       2006      1.200          1.248               --
                                                       2005      1.142          1.200               --
                                                       2004      1.130          1.142               --
                                                       2003      1.000          1.130               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Large Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II-Legg Mason Partners Variable Growth and Income Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Metropolitan Series Funds, Inc.-Western Asset Management High Yield Bond Portfolio was replaced by Met Investors Series Trust-BlackRock High Yield Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                  CONDENSED FINANCIAL INFORMATION -- VINTAGE L

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.391          1.452               --
                                                       2005      1.356          1.391            3,217
                                                       2004      1.244          1.356            2,863
                                                       2003      0.960          1.244            2,259
                                                       2002      1.000          0.960               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.370          1.334               --
                                                       2005      1.217          1.370               --
                                                       2004      1.146          1.217               --
                                                       2003      0.948          1.146               --
                                                       2002      1.000          0.948               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.917          2.158           37,372
                                                       2006      1.624          1.917           47,031
                                                       2005      1.452          1.624           47,188
                                                       2004      1.305          1.452           26,165
                                                       2003      0.984          1.305           19,446
                                                       2002      1.000          0.984               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.748          1.925           81,310
                                                       2006      1.618          1.748           90,031
                                                       2005      1.420          1.618           82,075
                                                       2004      1.288          1.420           61,511
                                                       2003      0.961          1.288           44,303
                                                       2002      1.000          0.961               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.598          1.645          110,875
                                                       2006      1.415          1.598           99,018
                                                       2005      1.364          1.415           90,275
                                                       2004      1.261          1.364           83,688
                                                       2003      0.971          1.261           44,174
                                                       2002      1.000          0.971               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.610          1.591               --
                                                       2005      1.389          1.610               --
                                                       2004      1.186          1.389               --
                                                       2003      0.968          1.186               --
                                                       2002      1.000          0.968               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.787          2.323               --
                                                       2005      1.701          1.787              696
                                                       2004      1.321          1.701               --
                                                       2003      1.005          1.321               --
                                                       2002      1.000          1.005               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.298          1.410               --
                                                       2005      1.202          1.298           31,491
                                                       2004      1.074          1.202               --
                                                       2003      1.000          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.442               --
                                                       2005      1.200          1.295               --
                                                       2004      1.067          1.200               --
                                                       2003      1.000          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.767          2.035            4,939
                                                       2006      1.615          1.767           10,294
                                                       2005      1.410          1.615            9,867
                                                       2004      1.247          1.410            4,963
                                                       2003      0.991          1.247           18,902
                                                       2002      1.000          0.991               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.082          2.353           39,496
                                                       2006      1.889          2.082           44,932
                                                       2005      1.633          1.889           45,371
                                                       2004      1.336          1.633           43,882
                                                       2003      0.986          1.336           29,069
                                                       2002      1.000          0.986               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.195          1.215            1,288
                                                       2006      1.031          1.195            1,154
                                                       2005      0.984          1.031              443

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.558          1.699            8,785
                                                       2006      1.463          1.558            8,788
                                                       2005      1.424          1.463            8,791
                                                       2004      1.303          1.424            8,794
                                                       2003      0.969          1.303           12,822
                                                       2002      1.000          0.969               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.459          1.693               --
                                                       2005      1.347          1.459               --
                                                       2004      1.220          1.347               --
                                                       2003      0.994          1.220           13,197
                                                       2002      1.000          0.994               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.765          3.490            5,839
                                                       2006      2.202          2.765            5,840
                                                       2005      1.763          2.202            5,840
                                                       2004      1.442          1.763               --
                                                       2003      1.000          1.442           10,805

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.914          2.166           31,814
                                                       2006      1.608          1.914           31,820
                                                       2005      1.489          1.608           31,827
                                                       2004      1.281          1.489           29,138
                                                       2003      0.989          1.281           42,256
                                                       2002      1.000          0.989               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.535          1.833               --
                                                       2005      1.438          1.535           10,334
                                                       2004      1.265          1.438            3,214
                                                       2003      0.976          1.265               --
                                                       2002      1.000          0.976               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.870          2.231               --
                                                       2006      1.684          1.870               --
                                                       2005      1.533          1.684               --
                                                       2004      1.298          1.533               --
                                                       2003      0.983          1.298               --
                                                       2002      1.000          0.983               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.527          1.708               --
                                                       2005      1.498          1.527            5,128
                                                       2004      1.330          1.498            3,083
                                                       2003      1.000          1.330               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.397          1.485               --
                                                       2006      1.328          1.397               --
                                                       2005      1.274          1.328               --
                                                       2004      1.263          1.274               --
                                                       2003      0.960          1.263               --
                                                       2002      1.000          0.960               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.577          1.569           44,238
                                                       2006      1.479          1.577           38,513
                                                       2005      1.351          1.479           30,150
                                                       2004      1.254          1.351           19,569
                                                       2003      0.951          1.254               --
                                                       2002      1.000          0.951               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.463          1.555           16,189
                                                       2006      1.300          1.463           16,197
                                                       2005      1.272          1.300           16,205
                                                       2004      1.193          1.272           11,841
                                                       2003      0.977          1.193               --
                                                       2002      1.000          0.977               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.465          1.461           88,545

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.334          1.377          106,659
                                                       2006      1.231          1.334          106,659
                                                       2005      1.205          1.231          147,890
                                                       2004      1.171          1.205          152,364
                                                       2003      0.979          1.171               --
                                                       2002      1.000          0.979               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.500          1.497           28,966
                                                       2006      1.347          1.500           96,548
                                                       2005      1.305          1.347           94,832
                                                       2004      1.249          1.305           90,528
                                                       2003      0.969          1.249           55,634
                                                       2002      1.000          0.969               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.336          1.394               --
                                                       2006      1.156          1.336               --
                                                       2005      1.181          1.156               --
                                                       2004      1.166          1.181               --
                                                       2003      0.963          1.166               --
                                                       2002      1.000          0.963               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.509          1.551            1,314
                                                       2006      1.337          1.509            1,318
                                                       2005      1.308          1.337            1,322
                                                       2004      1.211          1.308            1,326
                                                       2003      0.967          1.211               --
                                                       2002      1.000          0.967               --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.637          1.625           18,150
                                                       2006      1.430          1.637           18,156
                                                       2005      1.392          1.430           15,258
                                                       2004      1.312          1.392            9,242
                                                       2003      0.966          1.312               --
                                                       2002      1.000          0.966               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.582          1.627           86,136
                                                       2006      1.401          1.582           86,136
                                                       2005      1.341          1.401           86,136
                                                       2004      1.241          1.341           66,075
                                                       2003      0.963          1.241           69,345
                                                       2002      1.000          0.963               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.628          1.658               --
                                                       2006      1.405          1.628               --
                                                       2005      1.345          1.405               --
                                                       2004      1.243          1.345               --
                                                       2003      0.958          1.243               --
                                                       2002      1.000          0.958               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.424          1.469            9,465
                                                       2006      1.388          1.424            9,476
                                                       2005      1.346          1.388            9,487
                                                       2004      1.369          1.346            3,198
                                                       2003      0.946          1.369               --
                                                       2002      1.000          0.946               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.607          1.687           35,115
                                                       2006      1.428          1.607           35,115
                                                       2005      1.345          1.428           35,115
                                                       2004      1.242          1.345           35,115
                                                       2003      0.977          1.242           43,154
                                                       2002      1.000          0.977               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.421          1.443               --
                                                       2006      1.291          1.421           88,545
                                                       2005      1.272          1.291           88,545
                                                       2004      1.216          1.272           88,545
                                                       2003      0.962          1.216           88,545
                                                       2002      1.000          0.962               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.815          1.957           20,175
                                                       2006      1.642          1.815              292
                                                       2005      1.597          1.642              293
                                                       2004      1.415          1.597              294
                                                       2003      0.970          1.415               --
                                                       2002      1.000          0.970               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.013          1.006            6,368
                                                       2006      0.993          1.013            6,368
                                                       2005      0.989          0.993            6,368
                                                       2004      0.998          0.989            6,368
                                                       2003      1.000          0.998               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.202          1.202               --
                                                       2006      1.164          1.202               --
                                                       2005      1.158          1.164               --
                                                       2004      1.106          1.158               --
                                                       2003      1.010          1.106               --
                                                       2002      1.000          1.010               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.491          1.466            4,369
                                                       2006      1.371          1.491            4,300
                                                       2005      1.363          1.371            4,006
                                                       2004      1.259          1.363            3,212
                                                       2003      1.007          1.259               --
                                                       2002      1.000          1.007               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT Money Market Subaccount (11/99).............  2007      1.008          1.037           12,874
                                                       2006      0.983          1.008           12,874
                                                       2005      0.975          0.983           12,874
                                                       2004      0.986          0.975           12,874
                                                       2003      1.000          0.986               --
                                                       2002      1.000          1.000               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.749          1.864               --
                                                       2006      1.580          1.749           27,505
                                                       2005      1.537          1.580           27,155
                                                       2004      1.356          1.537           27,733
                                                       2003      0.974          1.356           27,696
                                                       2002      1.000          0.974               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.640          1.718               --
                                                       2006      1.417          1.640            2,252
                                                       2005      1.389          1.417            2,252
                                                       2004      1.308          1.389            2,252
                                                       2003      0.960          1.308            2,252
                                                       2002      1.000          0.960               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.592          1.653               --
                                                       2006      1.385          1.592           32,547
                                                       2005      1.369          1.385           32,552
                                                       2004      1.239          1.369           17,462
                                                       2003      1.000          1.239               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.780          1.960               --
                                                       2006      1.618          1.780           21,899
                                                       2005      1.525          1.618           21,903
                                                       2004      1.255          1.525           12,982
                                                       2003      1.000          1.255               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.615          1.691               --
                                                       2006      1.529          1.615               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.677          1.685               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.349          1.310               --
                                                       2006      1.269          1.349               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.938          1.884           10,957
                                                       2006      1.764          1.938           17,825

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.626          2.080               --
                                                       2006      1.591          1.626               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.247          1.102               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.073          1.091           48,963
                                                       2006      1.001          1.073            5,070

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.054           36,486
                                                       2006      1.002          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.429          1.567            5,199
                                                       2006      1.450          1.429            5,199

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.266          1.382               --
                                                       2006      1.279          1.266               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.113          2.213               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.387          1.464           19,151
                                                       2006      1.259          1.387           22,548

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.217          1.016            1,334
                                                       2006      1.003          1.217            1,337

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.126          1.189               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.559          1.604               --
                                                       2006      1.453          1.559               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.144          1.262               --
                                                       2006      1.090          1.144               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.156          1.208               --
                                                       2006      1.119          1.156               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.975           70,560
                                                       2006      1.003          1.026            8,715

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.521          1.795            8,893
                                                       2006      1.562          1.521            9,397

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.106          1.150           10,351
                                                       2006      1.068          1.106           10,358

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.360          1.332               --
                                                       2006      1.327          1.360               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.367          1.393           23,733
                                                       2006      1.352          1.367           23,737

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.459          1.489           63,700
                                                       2006      1.426          1.459           63,705

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.070               --
                                                       2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.076               --
                                                       2006      1.001          1.040           38,308

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.075               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.052          1.076           38,903
                                                       2006      1.002          1.052              982

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.057          1.075           53,336
                                                       2006      1.002          1.057           53,336

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.365          1.393           91,754
                                                       2006      1.280          1.365           91,702

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.048          1.092           48,765
                                                       2006      0.996          1.048           57,178

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.140               --
                                                       2006      0.998          1.066               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.101          1.121               --
                                                       2006      1.115          1.101            6,817
                                                       2005      1.114          1.115            5,990
                                                       2004      1.044          1.114            5,900
                                                       2003      1.000          1.044            5,270

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.095          1.167           38,557
                                                       2006      1.076          1.095           47,696
                                                       2005      1.071          1.076           42,703
                                                       2004      1.042          1.071           17,777
                                                       2003      1.012          1.042           77,212
                                                       2002      1.000          1.012               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.965          2.124               --
                                                       2006      1.569          1.965               --
                                                       2005      1.427          1.569               --
                                                       2004      1.253          1.427               --
                                                       2003      0.994          1.253               --
                                                       2002      1.000          0.994               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.138          2.280               --
                                                       2006      1.860          2.138           29,405
                                                       2005      1.773          1.860           29,107
                                                       2004      1.433          1.773           27,512
                                                       2003      0.977          1.433           19,985
                                                       2002      1.000          0.977               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.364          1.450               --
                                                       2005      1.279          1.364            5,199
                                                       2004      1.226          1.279            5,199
                                                       2003      0.967          1.226               --
                                                       2002      1.000          0.967               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.359          1.426               --
                                                       2005      1.327          1.359           63,711
                                                       2004      1.232          1.327           63,717
                                                       2003      0.958          1.232           48,026
                                                       2002      1.000          0.958               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.314          1.352               --
                                                       2005      1.233          1.314               --
                                                       2004      1.181          1.233               --
                                                       2003      0.967          1.181               --
                                                       2002      1.000          0.967               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175               --
                                                       2005      1.045          1.107               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.021               --
                                                       2005      1.000          1.018           37,600

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088               --
                                                       2005      1.000          1.052              329

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130               --
                                                       2005      1.017          1.085           31,853

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.048               --
                                                       2005      1.011          1.029               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.080          1.068               --
                                                       2005      1.087          1.080           10,365
                                                       2004      1.078          1.087            5,947
                                                       2003      1.014          1.078               --
                                                       2002      1.000          1.014               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.442          1.529               --
                                                       2005      1.313          1.442               --
                                                       2004      1.156          1.313               --
                                                       2003      0.973          1.156               --
                                                       2002      1.000          0.973               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.478          1.562               --
                                                       2005      1.463          1.478            7,577
                                                       2004      1.308          1.463               --
                                                       2003      0.974          1.308               --
                                                       2002      1.000          0.974               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.242          1.280               --
                                                       2005      1.230          1.242           91,391
                                                       2004      1.126          1.230           79,465
                                                       2003      0.986          1.126           42,779
                                                       2002      1.000          0.986               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.166          1.259               --
                                                       2005      1.118          1.166           16,812
                                                       2004      0.972          1.118               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.537          1.764               --
                                                       2005      1.432          1.537           19,548
                                                       2004      1.262          1.432            6,415
                                                       2003      1.001          1.262            6,515
                                                       2002      1.000          1.001               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.372          1.453               --
                                                       2005      1.320          1.372               --
                                                       2004      1.212          1.320               --
                                                       2003      1.000          1.212               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090               --
                                                       2005      1.000          1.037               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.109          1.119               --
                                                       2005      1.091          1.109               --
                                                       2004      0.983          1.091               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.361          1.418               --
                                                       2005      1.361          1.361           22,633
                                                       2004      1.260          1.361           22,637
                                                       2003      0.969          1.260           22,642
                                                       2002      1.000          0.969               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.279               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269               --
                                                       2005      1.005          1.108               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.280          1.327               --
                                                       2005      1.211          1.280               --
                                                       2004      1.190          1.211               --
                                                       2003      0.966          1.190               --
                                                       2002      1.000          0.966               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.340          1.537               --
                                                       2006      1.329          1.340               --
                                                       2005      1.257          1.329               --
                                                       2004      1.198          1.257               --
                                                       2003      0.959          1.198               --
                                                       2002      1.000          0.959               --

                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.135          1.184                --
                                                       2005      1.107          1.135           191,901
                                                       2004      1.016          1.107           193,936
                                                       2003      0.785          1.016           182,023
                                                       2002      0.980          0.785           102,137

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.156          1.126                --
                                                       2005      1.028          1.156           345,897
                                                       2004      0.968          1.028           372,515
                                                       2003      0.801          0.968           394,719
                                                       2002      1.182          0.801           422,138
                                                       2001      1.000          1.182           170,836

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.929          2.171           582,844
                                                       2006      1.635          1.929           819,719
                                                       2005      1.463          1.635           935,404
                                                       2004      1.316          1.463         1,024,798
                                                       2003      0.993          1.316         1,046,278
                                                       2002      1.187          0.993         1,010,551
                                                       2001      1.000          1.187           198,467

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.663          1.830         1,865,686
                                                       2006      1.540          1.663         2,696,326
                                                       2005      1.353          1.540         3,020,263
                                                       2004      1.227          1.353         3,308,359
                                                       2003      0.916          1.227         2,615,035
                                                       2002      1.237          0.916         1,878,262
                                                       2001      1.000          1.237           983,277

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.501          1.544         2,446,252
                                                       2006      1.330          1.501         3,256,196
                                                       2005      1.282          1.330         4,072,523
                                                       2004      1.186          1.282         4,515,478
                                                       2003      0.914          1.186         4,287,113
                                                       2002      1.143          0.914         3,413,144
                                                       2001      1.000          1.143           514,638

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.287          1.272                --
                                                       2005      1.111          1.287            48,830
                                                       2004      0.949          1.111            48,121
                                                       2003      0.775          0.949            47,448
                                                       2002      0.876          0.775            13,963

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.690          2.196                --
                                                       2005      1.609          1.690           247,390
                                                       2004      1.250          1.609           316,497
                                                       2003      0.952          1.250           324,500
                                                       2002      1.046          0.952           254,096

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.297          1.408                --
                                                       2005      1.201          1.297            50,359
                                                       2004      1.074          1.201            44,617
                                                       2003      1.000          1.074                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.294          1.440                --
                                                       2005      1.199          1.294            14,965
                                                       2004      1.067          1.199            14,965
                                                       2003      1.000          1.067                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.765          2.032           239,838
                                                       2006      1.614          1.765           305,489
                                                       2005      1.410          1.614           325,328
                                                       2004      1.248          1.410           357,392
                                                       2003      0.992          1.248           287,237
                                                       2002      1.118          0.992           223,681
                                                       2001      1.000          1.118            74,817

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.796          2.030           301,233
                                                       2006      1.631          1.796           391,565
                                                       2005      1.411          1.631           355,930
                                                       2004      1.155          1.411           314,692
                                                       2003      0.853          1.155           255,006
                                                       2002      0.992          0.853           148,547

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.194          1.214            64,026
                                                       2006      1.031          1.194            50,080
                                                       2005      0.984          1.031                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.376          1.500           155,240
                                                       2006      1.292          1.376           174,864
                                                       2005      1.259          1.292           125,936
                                                       2004      1.153          1.259           171,589
                                                       2003      0.857          1.153           155,747
                                                       2002      1.227          0.857           175,953
                                                       2001      1.000          1.227             1,300

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.233          1.430                --
                                                       2005      1.138          1.233           492,496
                                                       2004      1.031          1.138           486,766
                                                       2003      0.841          1.031           406,480
                                                       2002      0.999          0.841           111,997

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.760          3.482            68,164
                                                       2006      2.199          2.760            82,643
                                                       2005      1.761          2.199            41,387
                                                       2004      1.442          1.761            34,887
                                                       2003      1.000          1.442            22,887

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.747          1.976           628,651
                                                       2006      1.469          1.747           742,987
                                                       2005      1.361          1.469           810,097
                                                       2004      1.172          1.361           886,919
                                                       2003      0.904          1.172           503,783
                                                       2002      1.134          0.904           319,815
                                                       2001      1.000          1.134            47,591

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.237          1.477                --
                                                       2005      1.160          1.237           139,787
                                                       2004      1.020          1.160            70,887
                                                       2003      0.788          1.020            27,006
                                                       2002      0.830          0.788            17,719

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.548          1.846             4,726
                                                       2006      1.394          1.548             1,658
                                                       2005      1.270          1.394             1,665
                                                       2004      1.076          1.270            40,908
                                                       2003      0.815          1.076            41,944
                                                       2002      1.158          0.815            38,099
                                                       2001      1.000          1.158            28,104

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.525          1.705                --
                                                       2005      1.497          1.525            16,382
                                                       2004      1.330          1.497             6,366
                                                       2003      1.000          1.330             4,618

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.247          1.326                --
                                                       2006      1.186          1.247            91,056
                                                       2005      1.139          1.186           104,096
                                                       2004      1.130          1.139           110,268
                                                       2003      0.859          1.130            94,650
                                                       2002      1.197          0.859            85,309
                                                       2001      1.000          1.197               917

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.324          1.317         1,456,630
                                                       2006      1.242          1.324         1,887,735
                                                       2005      1.136          1.242         2,286,488
                                                       2004      1.054          1.136         2,791,114
                                                       2003      0.800          1.054         2,170,608
                                                       2002      1.212          0.800         2,025,793
                                                       2001      1.000          1.212           522,726

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.372          1.458           836,599
                                                       2006      1.220          1.372         1,144,167
                                                       2005      1.194          1.220         1,309,180
                                                       2004      1.120          1.194         1,589,270
                                                       2003      0.918          1.120         1,269,264
                                                       2002      1.136          0.918           996,324
                                                       2001      1.000          1.136           237,326

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.622          1.618           127,188

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.409          1.454           980,180
                                                       2006      1.301          1.409         1,090,736
                                                       2005      1.274          1.301         1,334,895
                                                       2004      1.238          1.274         1,507,174
                                                       2003      1.037          1.238         1,222,514
                                                       2002      1.000          1.037           220,092

  LMPVET Capital Subaccount (10/02)..................  2007      1.637          1.633           698,864
                                                       2006      1.470          1.637           880,300
                                                       2005      1.426          1.470         1,339,162
                                                       2004      1.365          1.426         1,369,104
                                                       2003      1.060          1.365         1,487,421
                                                       2002      1.000          1.060           156,519

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.132          1.180            20,957
                                                       2006      0.979          1.132            40,671
                                                       2005      1.001          0.979            40,671
                                                       2004      0.989          1.001           109,047
                                                       2003      0.817          0.989           111,489
                                                       2002      1.127          0.817            40,123
                                                       2001      1.000          1.127                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.351          1.388           210,413
                                                       2006      1.198          1.351           214,203
                                                       2005      1.173          1.198           401,863
                                                       2004      1.086          1.173           474,749
                                                       2003      0.867          1.086           389,159
                                                       2002      1.141          0.867           162,856
                                                       2001      1.000          1.141                --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.529          1.517           981,774
                                                       2006      1.336          1.529           848,514
                                                       2005      1.301          1.336         1,288,808
                                                       2004      1.227          1.301         1,688,943
                                                       2003      0.904          1.227         1,862,138
                                                       2002      1.172          0.904         1,831,590
                                                       2001      1.000          1.172           423,086

  LMPVET Global Equity Subaccount (10/02)............  2007      1.759          1.808            88,574
                                                       2006      1.559          1.759           284,039
                                                       2005      1.493          1.559           290,312
                                                       2004      1.382          1.493           313,379
                                                       2003      1.073          1.382           269,336
                                                       2002      1.000          1.073           155,053

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.448          1.474           538,429
                                                       2006      1.250          1.448           410,082
                                                       2005      1.197          1.250           503,864
                                                       2004      1.107          1.197           545,432
                                                       2003      0.854          1.107           636,125
                                                       2002      1.133          0.854           526,307
                                                       2001      1.000          1.133            14,994

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.307          1.348           479,695
                                                       2006      1.275          1.307           493,630
                                                       2005      1.237          1.275           604,781
                                                       2004      1.258          1.237           714,870
                                                       2003      0.870          1.258           566,137
                                                       2002      1.181          0.870           518,804
                                                       2001      1.000          1.181            61,317

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.603          1.682           207,683
                                                       2006      1.425          1.603           295,700
                                                       2005      1.343          1.425           388,860
                                                       2004      1.241          1.343           503,915
                                                       2003      0.976          1.241           546,831
                                                       2002      1.232          0.976           485,483
                                                       2001      1.000          1.232            97,391

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.575          1.598                --
                                                       2006      1.432          1.575           144,381
                                                       2005      1.411          1.432           155,585
                                                       2004      1.349          1.411           102,417
                                                       2003      1.068          1.349            54,230
                                                       2002      1.000          1.068            13,418

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.499          1.616           151,441
                                                       2006      1.357          1.499           167,807
                                                       2005      1.320          1.357           187,911
                                                       2004      1.171          1.320           249,354
                                                       2003      0.802          1.171           295,575
                                                       2002      1.255          0.802           244,170
                                                       2001      1.000          1.255            22,533

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          1.004               699
                                                       2006      0.991          1.011             8,782
                                                       2005      0.989          0.991             8,759
                                                       2004      0.997          0.989            19,753
                                                       2003      1.000          0.997               579

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.234          1.232           145,098
                                                       2006      1.195          1.234           284,342
                                                       2005      1.189          1.195           595,922
                                                       2004      1.137          1.189           677,014
                                                       2003      1.039          1.137           641,867
                                                       2002      1.011          1.039           308,520
                                                       2001      1.000          1.011            32,007

  LMPVIT High Income Subaccount (11/99)..............  2007      1.452          1.427           299,869
                                                       2006      1.336          1.452           441,922
                                                       2005      1.329          1.336           505,818
                                                       2004      1.228          1.329           808,876
                                                       2003      0.983          1.228           750,091
                                                       2002      1.037          0.983           446,090
                                                       2001      1.000          1.037            29,916

  LMPVIT Money Market Subaccount (11/99).............  2007      0.998          1.026           540,699
                                                       2006      0.974          0.998           116,244
                                                       2005      0.967          0.974           204,477
                                                       2004      0.978          0.967           499,541
                                                       2003      0.992          0.978         1,139,300
                                                       2002      1.000          0.992         1,669,540
                                                       2001      1.000          1.000           207,523

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.584          1.688                --
                                                       2006      1.432          1.584            35,797
                                                       2005      1.394          1.432            45,408
                                                       2004      1.231          1.394            78,805
                                                       2003      0.885          1.231            78,918
                                                       2002      1.215          0.885            77,835
                                                       2001      1.000          1.215                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.411          1.478                --
                                                       2006      1.219          1.411           532,481
                                                       2005      1.196          1.219           679,420
                                                       2004      1.127          1.196           840,635
                                                       2003      0.827          1.127           867,910
                                                       2002      1.127          0.827           838,091
                                                       2001      1.000          1.127            74,887

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.589          1.649                --
                                                       2006      1.383          1.589           997,101
                                                       2005      1.368          1.383         1,032,878
                                                       2004      1.239          1.368         1,022,255
                                                       2003      1.000          1.239           136,043

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.777          1.956                --
                                                       2006      1.616          1.777           722,058
                                                       2005      1.524          1.616           770,368
                                                       2004      1.254          1.524           681,732
                                                       2003      1.000          1.254           241,207

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.398          1.463                --
                                                       2006      1.324          1.398           194,032

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.451          1.458           161,302

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.348          1.308             1,990
                                                       2006      1.269          1.348                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.626          1.579           372,599
                                                       2006      1.480          1.626           401,066

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.300          1.661            44,616
                                                       2006      1.272          1.300            48,840

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.246          1.101             1,179

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.073          1.090         1,436,920
                                                       2006      1.001          1.073           476,532

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.069          1.053         1,029,083
                                                       2006      1.002          1.069            22,304

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.326          1.454             8,822
                                                       2006      1.346          1.326            10,530

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.265          1.380                --
                                                       2006      1.278          1.265                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.945          2.036           149,493

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.385          1.461            36,023
                                                       2006      1.257          1.385            38,618

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.015           309,878
                                                       2006      1.003          1.216           463,464

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.124          1.186           219,812

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.556          1.600            66,482
                                                       2006      1.451          1.556            49,808

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.143          1.260                --
                                                       2006      1.090          1.143             1,179

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.154          1.206            31,213
                                                       2006      1.117          1.154            49,260

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.026          0.974           484,443
                                                       2006      1.003          1.026            92,023

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      0.854          1.007           239,320
                                                       2006      0.877          0.854           249,302

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.068          1.110           327,175
                                                       2006      1.032          1.068           479,730

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.160          1.136            48,315
                                                       2006      1.132          1.160                --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.214          1.236           172,811
                                                       2006      1.201          1.214           208,263

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.447          1.475           296,230
                                                       2006      1.415          1.447           416,557

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.069                --
                                                       2006      1.002          1.057                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.040          1.075                --
                                                       2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.074                --
                                                       2006      1.002          1.046             8,483

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.075           457,885
                                                       2006      1.002          1.051           277,823

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074                --
                                                       2006      1.002          1.056                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.385          1.413         1,631,986
                                                       2006      1.299          1.385         2,183,298

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.048          1.091           226,068
                                                       2006      0.996          1.048           209,841

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.066          1.139           214,780
                                                       2006      0.998          1.066           242,475

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.099          1.119                --
                                                       2006      1.113          1.099           296,640
                                                       2005      1.113          1.113           334,031
                                                       2004      1.043          1.113           366,107
                                                       2003      1.000          1.043           162,740

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.156          1.232         3,084,133
                                                       2006      1.137          1.156         3,174,353
                                                       2005      1.132          1.137         3,743,613
                                                       2004      1.102          1.132         5,138,114
                                                       2003      1.071          1.102         5,603,583
                                                       2002      1.002          1.071         4,649,600
                                                       2001      1.000          1.002           359,558

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.809          1.955                --
                                                       2006      1.445          1.809           142,465
                                                       2005      1.315          1.445           208,427
                                                       2004      1.155          1.315           245,992
                                                       2003      0.917          1.155           262,993
                                                       2002      1.137          0.917           209,372
                                                       2001      1.000          1.137             4,558

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.135          2.276                --
                                                       2006      1.858          2.135           238,183
                                                       2005      1.771          1.858           308,379
                                                       2004      1.433          1.771           400,281
                                                       2003      0.977          1.433           407,261
                                                       2002      1.220          0.977           286,310
                                                       2001      1.000          1.220            98,292

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.266          1.346                --
                                                       2005      1.189          1.266            23,272
                                                       2004      1.139          1.189           101,154
                                                       2003      0.899          1.139           100,587
                                                       2002      1.206          0.899            99,352
                                                       2001      1.000          1.206            12,840

  Travelers Equity Income Subaccount (11/99).........  2006      1.348          1.415                --
                                                       2005      1.317          1.348           528,779
                                                       2004      1.224          1.317           611,967
                                                       2003      0.952          1.224           607,249
                                                       2002      1.129          0.952           397,607
                                                       2001      1.000          1.129            10,873

  Travelers Large Cap Subaccount (11/99).............  2006      1.167          1.201                --
                                                       2005      1.096          1.167           113,401
                                                       2004      1.050          1.096           141,124
                                                       2003      0.860          1.050           147,137
                                                       2002      1.137          0.860            95,934
                                                       2001      1.000          1.137             8,222

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.107          1.175                --
                                                       2005      1.045          1.107                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.018          1.020                --
                                                       2005      1.000          1.018                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.052          1.088                --
                                                       2005      1.000          1.052                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.085          1.130                --
                                                       2005      1.017          1.085                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.029          1.047                --
                                                       2005      1.011          1.029                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.043          1.032                --
                                                       2005      1.050          1.043           642,511
                                                       2004      1.042          1.050           997,824
                                                       2003      0.981          1.042         1,082,482
                                                       2002      0.980          0.981           969,658
                                                       2001      1.000          0.980           126,164

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.249          1.324                --
                                                       2005      1.137          1.249           223,030
                                                       2004      1.002          1.137           248,325
                                                       2003      0.844          1.002           264,799
                                                       2002      1.151          0.844           226,138
                                                       2001      1.000          1.151            20,414

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      0.830          0.877                --
                                                       2005      0.822          0.830           279,928
                                                       2004      0.736          0.822            33,092
                                                       2003      0.548          0.736            29,675
                                                       2002      0.625          0.548             4,683

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.261          1.299                --
                                                       2005      1.250          1.261         2,554,221
                                                       2004      1.144          1.250         2,980,414
                                                       2003      1.002          1.144         2,969,160
                                                       2002      1.080          1.002         2,625,598
                                                       2001      1.000          1.080           476,441

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.165          1.257                --
                                                       2005      1.117          1.165            28,462
                                                       2004      0.972          1.117            14,572

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.290          1.480                --
                                                       2005      1.202          1.290           467,418
                                                       2004      1.060          1.202           421,402
                                                       2003      0.842          1.060           377,074
                                                       2002      0.844          0.842            10,138

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.370          1.451                --
                                                       2005      1.319          1.370             7,103
                                                       2004      1.212          1.319             3,681
                                                       2003      1.000          1.212                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.037          1.090                --
                                                       2005      1.000          1.037                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.108          1.117                --
                                                       2005      1.091          1.108            67,722
                                                       2004      0.982          1.091             7,038

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.047          1.091                --
                                                       2005      1.047          1.047           241,361
                                                       2004      0.970          1.047           326,300
                                                       2003      0.747          0.970           343,430
                                                       2002      1.148          0.747           286,272
                                                       2001      1.000          1.148            85,438

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278                --
                                                       2005      1.000          1.112                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.108          1.269                --
                                                       2005      1.005          1.108                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.092          1.132                --
                                                       2005      1.034          1.092            33,146
                                                       2004      1.016          1.034            98,222
                                                       2003      0.826          1.016           101,564
                                                       2002      1.193          0.826           105,425
                                                       2001      1.000          1.193            46,933

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.045          1.198            63,645
                                                       2006      1.037          1.045            96,126
                                                       2005      0.981          1.037           144,555
                                                       2004      0.935          0.981           200,083
                                                       2003      0.750          0.935           194,819
                                                       2002      1.134          0.750           156,956
                                                       2001      1.000          1.134            69,805

                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.246          1.300               --
                                                       2005      1.218          1.246               --
                                                       2004      1.119          1.218               --
                                                       2003      1.000          1.119               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.301          1.264               --
                                                       2005      1.158          1.301               --
                                                       2004      1.092          1.158               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.733          1.946            9,506
                                                       2006      1.471          1.733            9,509
                                                       2005      1.318          1.471            8,186
                                                       2004      1.187          1.318               --
                                                       2003      1.000          1.187               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.549          1.702          172,812
                                                       2006      1.437          1.549          189,493
                                                       2005      1.264          1.437          183,683
                                                       2004      1.148          1.264          175,438
                                                       2003      1.000          1.148           37,830

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.444          1.484           88,827
                                                       2006      1.281          1.444           88,830
                                                       2005      1.238          1.281           84,261
                                                       2004      1.146          1.238           65,067
                                                       2003      1.000          1.146           38,300

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.547          1.528               --
                                                       2005      1.338          1.547               --
                                                       2004      1.144          1.338               --
                                                       2003      1.000          1.144               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.540          1.998               --
                                                       2005      1.468          1.540               --
                                                       2004      1.142          1.468               --
                                                       2003      1.000          1.142               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.403               --
                                                       2005      1.199          1.293               --
                                                       2004      1.073          1.199               --
                                                       2003      1.000          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.290          1.435               --
                                                       2005      1.197          1.290           89,553
                                                       2004      1.067          1.197           89,553
                                                       2003      1.000          1.067               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.606          1.846               --
                                                       2006      1.471          1.606               --
                                                       2005      1.287          1.471               --
                                                       2004      1.140          1.287               --
                                                       2003      1.000          1.140               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.854          2.091              988
                                                       2006      1.686          1.854              991
                                                       2005      1.460          1.686               --
                                                       2004      1.197          1.460               --
                                                       2003      1.000          1.197               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.191          1.209               --
                                                       2006      1.030          1.191               --
                                                       2005      0.984          1.030               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.417          1.542            8,081
                                                       2006      1.332          1.417            8,085
                                                       2005      1.300          1.332            8,089
                                                       2004      1.192          1.300            4,958
                                                       2003      1.000          1.192               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.331          1.541               --
                                                       2005      1.230          1.331            7,100
                                                       2004      1.117          1.230            5,352
                                                       2003      1.000          1.117               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.406          3.030            2,546
                                                       2006      1.920          2.406            2,547
                                                       2005      1.540          1.920            2,186
                                                       2004      1.262          1.540            2,186
                                                       2003      1.000          1.262               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.745          1.970          110,277
                                                       2006      1.468          1.745          126,622
                                                       2005      1.362          1.468          125,688
                                                       2004      1.175          1.362          124,988
                                                       2003      1.000          1.175               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.403          1.672               --
                                                       2005      1.317          1.403               --
                                                       2004      1.161          1.317               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.634          1.946               --
                                                       2006      1.474          1.634               --
                                                       2005      1.345          1.474               --
                                                       2004      1.141          1.345               --
                                                       2003      1.000          1.141               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.341          1.497               --
                                                       2005      1.318          1.341               --
                                                       2004      1.172          1.318               --
                                                       2003      1.000          1.172               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.265          1.344               --
                                                       2006      1.204          1.265               --
                                                       2005      1.158          1.204               --
                                                       2004      1.151          1.158               --
                                                       2003      1.000          1.151               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.419          1.409           42,528
                                                       2006      1.334          1.419           42,528
                                                       2005      1.221          1.334           40,605
                                                       2004      1.135          1.221           40,605
                                                       2003      1.000          1.135           32,549

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.364          1.447           51,204
                                                       2006      1.215          1.364           51,208
                                                       2005      1.191          1.215           49,888
                                                       2004      1.119          1.191           47,432
                                                       2003      1.000          1.119           35,980

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.341          1.337               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.233          1.270               --
                                                       2006      1.140          1.233               --
                                                       2005      1.118          1.140               --
                                                       2004      1.088          1.118               --
                                                       2003      1.000          1.088               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.347          1.342            5,254
                                                       2006      1.212          1.347            4,184
                                                       2005      1.177          1.212           11,628
                                                       2004      1.128          1.177            7,392
                                                       2003      1.000          1.128               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.254          1.306               --
                                                       2006      1.087          1.254               --
                                                       2005      1.113          1.087               --
                                                       2004      1.101          1.113               --
                                                       2003      1.000          1.101               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.399          1.435               --
                                                       2006      1.242          1.399               --
                                                       2005      1.218          1.242               --
                                                       2004      1.129          1.218               --
                                                       2003      1.000          1.129               --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.448          1.435           94,206
                                                       2006      1.268          1.448          110,831
                                                       2005      1.237          1.268          110,831
                                                       2004      1.168          1.237          110,831
                                                       2003      1.000          1.168               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.444          1.482               --
                                                       2006      1.281          1.444               --
                                                       2005      1.229          1.281               --
                                                       2004      1.140          1.229               --
                                                       2003      1.000          1.140               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.492          1.517               --
                                                       2006      1.290          1.492               --
                                                       2005      1.238          1.290               --
                                                       2004      1.146          1.238               --
                                                       2003      1.000          1.146               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.208          1.244            3,583
                                                       2006      1.180          1.208            3,588
                                                       2005      1.147          1.180            3,593
                                                       2004      1.168          1.147               --
                                                       2003      1.000          1.168               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.488          1.560            6,552
                                                       2006      1.325          1.488            6,552
                                                       2005      1.251          1.325            6,147
                                                       2004      1.158          1.251            6,147
                                                       2003      1.000          1.158               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.303          1.321               --
                                                       2006      1.187          1.303               --
                                                       2005      1.171          1.187               --
                                                       2004      1.122          1.171               --
                                                       2003      1.000          1.122               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.576          1.695               --
                                                       2006      1.428          1.576               --
                                                       2005      1.392          1.428               --
                                                       2004      1.236          1.392               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.006          0.998               --
                                                       2006      0.988          1.006               --
                                                       2005      0.987          0.988               --
                                                       2004      0.997          0.987               --
                                                       2003      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.142          1.139               --
                                                       2006      1.107          1.142               --
                                                       2005      1.104          1.107               --
                                                       2004      1.057          1.104               --
                                                       2003      1.000          1.057               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.296          1.272            2,474
                                                       2006      1.194          1.296            2,478
                                                       2005      1.189          1.194            2,014
                                                       2004      1.101          1.189              167
                                                       2003      1.000          1.101               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.009          1.036          136,174
                                                       2006      0.986          1.009               --
                                                       2005      0.981          0.986               --
                                                       2004      0.994          0.981               --
                                                       2003      1.000          0.994               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.582          1.685               --
                                                       2006      1.432          1.582               --
                                                       2005      1.395          1.432               --
                                                       2004      1.234          1.395               --
                                                       2003      1.000          1.234               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.457          1.526               --
                                                       2006      1.261          1.457               --
                                                       2005      1.239          1.261               --
                                                       2004      1.169          1.239               --
                                                       2003      1.000          1.169               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.456          1.510               --
                                                       2006      1.269          1.456          114,321
                                                       2005      1.256          1.269          114,321
                                                       2004      1.140          1.256          114,321
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.630          1.793               --
                                                       2006      1.484          1.630           49,264
                                                       2005      1.402          1.484           45,463
                                                       2004      1.155          1.402           45,463
                                                       2003      1.000          1.155           32,578

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.513          1.583               --
                                                       2006      1.434          1.513               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.570          1.575               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.345          1.303               --
                                                       2006      1.267          1.345               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.768          1.714            1,465
                                                       2006      1.611          1.768            1,466

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.560          1.991               --
                                                       2006      1.528          1.560               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.243          1.097               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.072          1.087          143,933
                                                       2006      1.001          1.072           12,045

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.051           75,246
                                                       2006      1.002          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.316          1.441               --
                                                       2006      1.338          1.316               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.262          1.375               --
                                                       2006      1.277          1.262               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.977          2.067               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.380          1.453               --
                                                       2006      1.254          1.380               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.013              506
                                                       2006      1.003          1.215              507

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.120          1.181               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.440          1.479            1,952
                                                       2006      1.345          1.440            1,955

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.141          1.257               --
                                                       2006      1.088          1.141               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.149          1.199               --
                                                       2006      1.114          1.149               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.972          110,382
                                                       2006      1.003          1.025          129,605

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.307          1.540            3,245
                                                       2006      1.344          1.307            3,249

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.049          1.089           21,992
                                                       2006      1.015          1.049           21,992

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.282          1.253               --
                                                       2006      1.252          1.282               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.292          1.313               --
                                                       2006      1.280          1.292               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.332          1.356               --
                                                       2006      1.304          1.332               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.067               --
                                                       2006      1.002          1.056               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.072               --
                                                       2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.071               --
                                                       2006      1.002          1.045               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.072               --
                                                       2006      1.002          1.050               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.072               --
                                                       2006      1.002          1.055               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.299          1.323               --
                                                       2006      1.220          1.299               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.088               --
                                                       2006      0.996          1.047               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136               --
                                                       2006      0.998          1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.096          1.115               --
                                                       2006      1.112          1.096               --
                                                       2005      1.114          1.112               --
                                                       2004      1.045          1.114               --
                                                       2003      1.000          1.045               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.070          1.138            3,334
                                                       2006      1.053          1.070            4,670
                                                       2005      1.051          1.053            5,007
                                                       2004      1.024          1.051            2,322
                                                       2003      1.000          1.024               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.839          1.987               --
                                                       2006      1.472          1.839               --
                                                       2005      1.341          1.472               --
                                                       2004      1.180          1.341               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.833          1.954               --
                                                       2006      1.598          1.833               --
                                                       2005      1.526          1.598               --
                                                       2004      1.236          1.526               --
                                                       2003      1.000          1.236               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.259          1.338               --
                                                       2005      1.184          1.259               --
                                                       2004      1.136          1.184               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.243          1.304               --
                                                       2005      1.217          1.243               --
                                                       2004      1.132          1.217               --
                                                       2003      1.000          1.132               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.244          1.280               --
                                                       2005      1.170          1.244               --
                                                       2004      1.123          1.170               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173               --
                                                       2005      1.045          1.105               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.019               --
                                                       2005      1.000          1.017               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.086               --
                                                       2005      1.000          1.051               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.128               --
                                                       2005      1.017          1.084               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.046               --
                                                       2005      1.011          1.028               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.026          1.015               --
                                                       2005      1.035          1.026           20,698
                                                       2004      1.029          1.035           20,698
                                                       2003      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.353          1.434               --
                                                       2005      1.235          1.353               --
                                                       2004      1.089          1.235               --
                                                       2003      1.000          1.089               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.273          1.344               --
                                                       2005      1.263          1.273            3,253
                                                       2004      1.131          1.263               --
                                                       2003      1.000          1.131               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.184          1.220               --
                                                       2005      1.176          1.184               --
                                                       2004      1.078          1.176               --
                                                       2003      1.000          1.078               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.163          1.254               --
                                                       2005      1.116          1.163               --
                                                       2004      0.972          1.116               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.405          1.611               --
                                                       2005      1.311          1.405            1,469
                                                       2004      1.158          1.311               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.270          1.345               --
                                                       2005      1.225          1.270            1,959
                                                       2004      1.126          1.225              164
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088               --
                                                       2005      1.000          1.036               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.105          1.114               --
                                                       2005      1.090          1.105               --
                                                       2004      0.982          1.090               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.201          1.251               --
                                                       2005      1.203          1.201               --
                                                       2004      1.116          1.203               --
                                                       2003      1.000          1.116               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.277               --
                                                       2005      1.000          1.111               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.267               --
                                                       2005      1.005          1.107               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.209          1.252               --
                                                       2005      1.146          1.209               --
                                                       2004      1.128          1.146               --
                                                       2003      1.000          1.128               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.240          1.419           25,165
                                                       2006      1.233          1.240           29,606
                                                       2005      1.167          1.233           29,606
                                                       2004      1.115          1.167           29,606
                                                       2003      1.000          1.115               --




                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.249          1.304               --
                                                       2005      1.220          1.249           24,523
                                                       2004      1.120          1.220            4,812
                                                       2003      1.000          1.120               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.304          1.269               --
                                                       2005      1.159          1.304               --
                                                       2004      1.093          1.159               --
                                                       2003      1.000          1.093               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.738          1.955          202,396
                                                       2006      1.474          1.738          206,289
                                                       2005      1.319          1.474          178,975
                                                       2004      1.187          1.319           99,580
                                                       2003      1.000          1.187           75,501

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.554          1.710          395,960
                                                       2006      1.440          1.554          394,098
                                                       2005      1.266          1.440          390,697
                                                       2004      1.149          1.266          222,148
                                                       2003      1.000          1.149           87,646

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.449          1.490          245,074
                                                       2006      1.284          1.449          242,898
                                                       2005      1.239          1.284          226,936
                                                       2004      1.147          1.239          125,019
                                                       2003      1.000          1.147           87,906

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.551          1.532               --
                                                       2005      1.340          1.551           73,784
                                                       2004      1.145          1.340               --
                                                       2003      1.000          1.145               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.543          2.004               --
                                                       2005      1.470          1.543               --
                                                       2004      1.143          1.470               --
                                                       2003      1.000          1.143               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.295          1.406               --
                                                       2005      1.201          1.295           12,858
                                                       2004      1.074          1.201               --
                                                       2003      0.996          1.074               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.293          1.439               --
                                                       2005      1.199          1.293           19,763
                                                       2004      1.067          1.199               --
                                                       2003      1.016          1.067               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.611          1.854          107,718
                                                       2006      1.474          1.611           96,234
                                                       2005      1.288          1.474          105,425
                                                       2004      1.141          1.288               --
                                                       2003      1.000          1.141               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.860          2.101           38,451
                                                       2006      1.690          1.860           17,859
                                                       2005      1.462          1.690           20,828
                                                       2004      1.198          1.462            4,757
                                                       2003      1.000          1.198               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.193          1.212           84,477
                                                       2006      1.031          1.193           69,555
                                                       2005      0.984          1.031           70,308

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.422          1.548          122,217
                                                       2006      1.336          1.422          122,413
                                                       2005      1.302          1.336           95,391
                                                       2004      1.192          1.302           73,991
                                                       2003      1.000          1.192           72,821

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.334          1.547               --
                                                       2005      1.232          1.334          122,543
                                                       2004      1.117          1.232            8,209
                                                       2003      1.000          1.117               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.414          3.044           15,261
                                                       2006      1.924          2.414           11,817
                                                       2005      1.542          1.924           12,852
                                                       2004      1.263          1.542               --
                                                       2003      1.000          1.263               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.750          1.979          117,193
                                                       2006      1.472          1.750           87,893
                                                       2005      1.364          1.472           60,925
                                                       2004      1.175          1.364               --
                                                       2003      1.000          1.175               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.406          1.678               --
                                                       2005      1.319          1.406               --
                                                       2004      1.161          1.319               --
                                                       2003      1.000          1.161               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.639          1.954              193
                                                       2006      1.478          1.639              193
                                                       2005      1.347          1.478               --
                                                       2004      1.142          1.347               --
                                                       2003      1.000          1.142               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.344          1.502               --
                                                       2005      1.320          1.344           62,492
                                                       2004      1.173          1.320               --
                                                       2003      1.000          1.173               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.269          1.349               --
                                                       2006      1.207          1.269               --
                                                       2005      1.160          1.207               --
                                                       2004      1.151          1.160               --
                                                       2003      1.000          1.151               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.424          1.415          102,982
                                                       2006      1.337          1.424           95,681
                                                       2005      1.223          1.337           64,036
                                                       2004      1.136          1.223           54,911
                                                       2003      1.000          1.136               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.369          1.453           26,682
                                                       2006      1.218          1.369           26,682
                                                       2005      1.192          1.218           26,682
                                                       2004      1.119          1.192           26,682
                                                       2003      1.000          1.119               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.347          1.343           46,627

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.237          1.276          607,987
                                                       2006      1.143          1.237          626,159
                                                       2005      1.120          1.143          371,853
                                                       2004      1.089          1.120          186,971
                                                       2003      1.000          1.089            1,107

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital Subaccount (10/02)..................  2007      1.352          1.348          334,045
                                                       2006      1.215          1.352          443,644
                                                       2005      1.179          1.215          526,827
                                                       2004      1.129          1.179          838,573
                                                       2003      1.000          1.129          120,387

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.258          1.312           20,726
                                                       2006      1.090          1.258           21,440
                                                       2005      1.115          1.090           21,979
                                                       2004      1.101          1.115           57,419
                                                       2003      1.000          1.101               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.403          1.442            3,571
                                                       2006      1.245          1.403            3,933
                                                       2005      1.219          1.245            3,933
                                                       2004      1.130          1.219               --
                                                       2003      1.000          1.130               --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.453          1.441           74,293
                                                       2006      1.271          1.453           40,560
                                                       2005      1.238          1.271           41,533
                                                       2004      1.169          1.238           25,340
                                                       2003      1.000          1.169            2,903

  LMPVET Global Equity Subaccount (10/02)............  2007      1.449          1.488           18,818
                                                       2006      1.284          1.449           71,149
                                                       2005      1.231          1.284          102,069
                                                       2004      1.140          1.231          121,998
                                                       2003      1.000          1.140               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.498          1.523               --
                                                       2006      1.293          1.498               --
                                                       2005      1.240          1.293               --
                                                       2004      1.147          1.240               --
                                                       2003      1.000          1.147               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.212          1.250           12,773
                                                       2006      1.183          1.212           12,773
                                                       2005      1.148          1.183           12,773
                                                       2004      1.169          1.148           46,877
                                                       2003      1.000          1.169               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.494          1.567           21,320
                                                       2006      1.328          1.494           22,751
                                                       2005      1.252          1.328           23,642
                                                       2004      1.158          1.252           23,009
                                                       2003      1.000          1.158               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.308          1.327               --
                                                       2006      1.189          1.308           49,911
                                                       2005      1.173          1.189           54,027
                                                       2004      1.122          1.173          193,059
                                                       2003      1.000          1.122               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.581          1.703           13,190
                                                       2006      1.432          1.581           11,063
                                                       2005      1.394          1.432           11,063
                                                       2004      1.236          1.394               --
                                                       2003      1.000          1.236               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.010          1.002           29,487
                                                       2006      0.990          1.010           35,282
                                                       2005      0.988          0.990           33,655
                                                       2004      0.997          0.988           31,864
                                                       2003      1.000          0.997            2,406

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.145          1.144           13,020
                                                       2006      1.110          1.145           13,020
                                                       2005      1.105          1.110           13,020
                                                       2004      1.057          1.105            9,845
                                                       2003      1.000          1.057               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.301          1.277           50,984
                                                       2006      1.197          1.301           57,888
                                                       2005      1.191          1.197           57,438
                                                       2004      1.101          1.191           43,116
                                                       2003      1.000          1.101            2,546

  LMPVIT Money Market Subaccount (11/99).............  2007      1.013          1.040           68,075
                                                       2006      0.989          1.013           72,872
                                                       2005      0.982          0.989           78,034
                                                       2004      0.994          0.982               --
                                                       2003      1.000          0.994               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.587          1.691               --
                                                       2006      1.436          1.587            2,100
                                                       2005      1.397          1.436            1,912
                                                       2004      1.234          1.397            1,478
                                                       2003      1.000          1.234            1,397

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.462          1.532               --
                                                       2006      1.264          1.462               --
                                                       2005      1.241          1.264           37,563
                                                       2004      1.170          1.241           37,563
                                                       2003      1.000          1.170               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.461          1.515               --
                                                       2006      1.272          1.461           95,093
                                                       2005      1.258          1.272          102,438
                                                       2004      1.140          1.258               --
                                                       2003      1.000          1.140               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.635          1.799               --
                                                       2006      1.488          1.635           81,354
                                                       2005      1.404          1.488           85,822
                                                       2004      1.156          1.404           25,827
                                                       2003      1.000          1.156               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.518          1.589               --
                                                       2006      1.438          1.518               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.576          1.582               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.347          1.306               --
                                                       2006      1.268          1.347               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.774          1.722           88,740
                                                       2006      1.615          1.774           60,876

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.565          2.000           62,425
                                                       2006      1.532          1.565           68,066

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.245          1.100               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.072          1.089          301,075
                                                       2006      1.001          1.072          196,128

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.068          1.052          108,317
                                                       2006      1.002          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.321          1.448               --
                                                       2006      1.342          1.321               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.264          1.379               --
                                                       2006      1.278          1.264               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.984          2.077               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.384          1.458           88,542
                                                       2006      1.256          1.384           92,720

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.216          1.014           22,429
                                                       2006      1.003          1.216               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.124          1.186           34,245

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.445          1.485               --
                                                       2006      1.348          1.445               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.142          1.259               --
                                                       2006      1.089          1.142               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.153          1.203            7,102
                                                       2006      1.116          1.153            7,102

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.025          0.974          101,972
                                                       2006      1.003          1.025           86,232

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.312          1.546               --
                                                       2006      1.348          1.312               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.052          1.093            6,810
                                                       2006      1.017          1.052            6,810

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.287          1.259               --
                                                       2006      1.256          1.287               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.296          1.319               --
                                                       2006      1.283          1.296               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.337          1.362               --
                                                       2006      1.308          1.337               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.057          1.068               --
                                                       2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.039          1.074               --
                                                       2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.046          1.073               --
                                                       2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.051          1.074               --
                                                       2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.056          1.074               --
                                                       2006      1.002          1.056               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.303          1.329          165,820
                                                       2006      1.223          1.303          256,940

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.047          1.090           18,153
                                                       2006      0.996          1.047           18,153

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.065          1.138               --
                                                       2006      0.998          1.065               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.099          1.120               --
                                                       2006      1.115          1.099           34,618
                                                       2005      1.115          1.115           36,177
                                                       2004      1.046          1.115           24,973
                                                       2003      1.000          1.046            4,700

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.073          1.143          337,157
                                                       2006      1.056          1.073          356,978
                                                       2005      1.052          1.056          359,661
                                                       2004      1.024          1.052          191,473
                                                       2003      1.000          1.024           10,207

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.845          1.995               --
                                                       2006      1.475          1.845               --
                                                       2005      1.343          1.475               --
                                                       2004      1.180          1.343               --
                                                       2003      1.000          1.180               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.839          1.961               --
                                                       2006      1.601          1.839           13,289
                                                       2005      1.528          1.601           13,871
                                                       2004      1.236          1.528            1,314
                                                       2003      1.000          1.236            1,436

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.262          1.342               --
                                                       2005      1.185          1.262               --
                                                       2004      1.136          1.185               --
                                                       2003      1.000          1.136               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.246          1.308               --
                                                       2005      1.218          1.246               --
                                                       2004      1.132          1.218               --
                                                       2003      1.000          1.132               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.247          1.283               --
                                                       2005      1.172          1.247               --
                                                       2004      1.123          1.172               --
                                                       2003      1.000          1.123               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.106          1.174               --
                                                       2005      1.045          1.106               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.020               --
                                                       2005      1.000          1.017               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.051          1.087               --
                                                       2005      1.000          1.051               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.084          1.129               --
                                                       2005      1.017          1.084               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.047               --
                                                       2005      1.011          1.028               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Income Subaccount (11/99)........  2006      1.029          1.017               --
                                                       2005      1.036          1.029            6,810
                                                       2004      1.029          1.036            5,115
                                                       2003      1.000          1.029               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.357          1.438               --
                                                       2005      1.236          1.357               --
                                                       2004      1.090          1.236               --
                                                       2003      1.000          1.090               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.276          1.348               --
                                                       2005      1.264          1.276               --
                                                       2004      1.132          1.264               --
                                                       2003      1.000          1.132               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.187          1.223               --
                                                       2005      1.177          1.187          262,473
                                                       2004      1.078          1.177          104,798
                                                       2003      1.000          1.078           81,699

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.164          1.256               --
                                                       2005      1.117          1.164           97,398
                                                       2004      0.972          1.117               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.408          1.615               --
                                                       2005      1.313          1.408           63,679
                                                       2004      1.158          1.313               --
                                                       2003      1.000          1.158               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.273          1.348               --
                                                       2005      1.226          1.273           24,893
                                                       2004      1.127          1.226               --
                                                       2003      1.000          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.089               --
                                                       2005      1.000          1.036               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.107          1.116               --
                                                       2005      1.091          1.107            7,102
                                                       2004      0.982          1.091               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.204          1.254               --
                                                       2005      1.205          1.204               --
                                                       2004      1.116          1.205               --
                                                       2003      1.000          1.116               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.112          1.278               --
                                                       2005      1.000          1.112               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.107          1.268               --
                                                       2005      1.005          1.107               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.212          1.256               --
                                                       2005      1.148          1.212           20,157
                                                       2004      1.128          1.148               --
                                                       2003      1.000          1.128               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.244          1.425            3,859
                                                       2006      1.236          1.244            3,855
                                                       2005      1.169          1.236            3,267
                                                       2004      1.115          1.169            3,336
                                                       2003      1.000          1.115            2,893




                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.380          1.440                 --
                                                       2005      1.349          1.380          1,344,238
                                                       2004      1.241          1.349          1,236,732
                                                       2003      0.960          1.241            854,793
                                                       2002      1.000          0.960                 --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.360          1.321                 --
                                                       2005      1.211          1.360            468,337
                                                       2004      1.143          1.211            459,945
                                                       2003      0.948          1.143            168,663
                                                       2002      1.000          0.948                 --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.898          2.131          5,003,635
                                                       2006      1.612          1.898          5,800,969
                                                       2005      1.445          1.612          6,040,065
                                                       2004      1.302          1.445          5,306,790
                                                       2003      0.984          1.302          2,711,712
                                                       2002      1.000          0.984                 --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.730          1.901         13,986,809
                                                       2006      1.606          1.730         18,281,097
                                                       2005      1.413          1.606         20,721,963
                                                       2004      1.285          1.413         18,572,237
                                                       2003      0.960          1.285         10,866,088
                                                       2002      1.000          0.960                 --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.582          1.625         15,335,981
                                                       2006      1.404          1.582         20,782,470
                                                       2005      1.357          1.404         24,301,428
                                                       2004      1.257          1.357         22,621,936
                                                       2003      0.971          1.257         13,557,952
                                                       2002      1.000          0.971                 --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.597          1.577                 --
                                                       2005      1.382          1.597            178,408
                                                       2004      1.183          1.382             70,171
                                                       2003      0.968          1.183             62,961
                                                       2002      1.000          0.968                 --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.773          2.300                 --
                                                       2005      1.692          1.773            636,759
                                                       2004      1.317          1.692            544,495
                                                       2003      1.005          1.317            376,157
                                                       2002      1.000          1.005                 --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.291          1.401                 --
                                                       2005      1.199          1.291            526,467
                                                       2004      1.073          1.199            434,954
                                                       2003      1.000          1.073             14,159

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.433                 --
                                                       2005      1.197          1.289            593,796
                                                       2004      1.067          1.197            372,299
                                                       2003      1.000          1.067             10,036

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.749          2.010          2,049,441
                                                       2006      1.603          1.749          2,570,198
                                                       2005      1.403          1.603          2,800,005
                                                       2004      1.244          1.403          2,137,831
                                                       2003      0.991          1.244          1,545,964
                                                       2002      1.000          0.991                 --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.061          2.324          2,416,516
                                                       2006      1.875          2.061          3,138,337
                                                       2005      1.625          1.875          3,596,046
                                                       2004      1.333          1.625          3,135,990
                                                       2003      0.986          1.333          1,911,507
                                                       2002      1.000          0.986                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.190          1.207          1,543,101
                                                       2006      1.030          1.190            882,488
                                                       2005      0.984          1.030            535,471

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.543          1.678          1,650,186
                                                       2006      1.452          1.543          2,136,420
                                                       2005      1.417          1.452          2,752,422
                                                       2004      1.300          1.417          2,926,013
                                                       2003      0.969          1.300          2,045,532
                                                       2002      1.000          0.969                 --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.448          1.676                 --
                                                       2005      1.340          1.448          6,323,482
                                                       2004      1.217          1.340          5,186,994
                                                       2003      0.994          1.217          3,312,164
                                                       2002      1.000          0.994                 --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.740          3.450            827,068
                                                       2006      2.188          2.740            975,031
                                                       2005      1.756          2.188          1,150,213
                                                       2004      1.440          1.756            862,804
                                                       2003      1.000          1.440            368,517

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.895          2.139          2,694,952
                                                       2006      1.596          1.895          3,846,907
                                                       2005      1.481          1.596          4,394,621
                                                       2004      1.278          1.481          3,889,690
                                                       2003      0.989          1.278          2,193,501
                                                       2002      1.000          0.989                 --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.524          1.815                 --
                                                       2005      1.431          1.524            923,889
                                                       2004      1.262          1.431            431,766
                                                       2003      0.976          1.262             87,223
                                                       2002      1.000          0.976                 --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.851          2.203            231,509
                                                       2006      1.671          1.851            256,336
                                                       2005      1.525          1.671            325,878
                                                       2004      1.295          1.525            302,452
                                                       2003      0.983          1.295            210,735
                                                       2002      1.000          0.983                 --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.517          1.693                 --
                                                       2005      1.492          1.517            808,709
                                                       2004      1.328          1.492            733,265
                                                       2003      1.000          1.328            316,143

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.383          1.469                 --
                                                       2006      1.318          1.383            433,647
                                                       2005      1.268          1.318            415,196
                                                       2004      1.260          1.268            418,070
                                                       2003      0.960          1.260            343,672
                                                       2002      1.000          0.960                 --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.561          1.549          7,883,916
                                                       2006      1.467          1.561         10,877,430
                                                       2005      1.344          1.467         14,276,616
                                                       2004      1.250          1.344         13,826,694
                                                       2003      0.951          1.250          8,499,681
                                                       2002      1.000          0.951                 --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.448          1.535          3,101,689
                                                       2006      1.290          1.448          4,498,552
                                                       2005      1.265          1.290          5,498,706
                                                       2004      1.190          1.265          5,459,813
                                                       2003      0.977          1.190          3,761,358
                                                       2002      1.000          0.977                 --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.447          1.443          2,311,268

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.320          1.360         16,154,435
                                                       2006      1.222          1.320         22,674,396
                                                       2005      1.199          1.222         33,731,401
                                                       2004      1.168          1.199         36,358,325
                                                       2003      0.979          1.168         21,544,810
                                                       2002      1.000          0.979                 --

  LMPVET Capital Subaccount (10/02)..................  2007      1.485          1.479         23,798,075
                                                       2006      1.337          1.485         32,001,511
                                                       2005      1.299          1.337         43,926,576
                                                       2004      1.245          1.299         46,071,792
                                                       2003      0.969          1.245         27,451,413
                                                       2002      1.000          0.969                 --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.323          1.376            685,333
                                                       2006      1.147          1.323            769,482
                                                       2005      1.175          1.147            958,647
                                                       2004      1.163          1.175          1,090,467
                                                       2003      0.963          1.163            803,964
                                                       2002      1.000          0.963                 --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.493          1.532          2,327,074
                                                       2006      1.327          1.493          2,504,987
                                                       2005      1.302          1.327          3,053,694
                                                       2004      1.208          1.302          2,973,725
                                                       2003      0.967          1.208          2,335,616
                                                       2002      1.000          0.967                 --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.621          1.605          5,380,875
                                                       2006      1.419          1.621          5,899,451
                                                       2005      1.385          1.419          7,877,497
                                                       2004      1.309          1.385          7,968,858
                                                       2003      0.966          1.309          5,155,503
                                                       2002      1.000          0.966                 --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.566          1.606          4,649,611
                                                       2006      1.390          1.566          6,002,840
                                                       2005      1.335          1.390          6,579,990
                                                       2004      1.238          1.335          6,146,467
                                                       2003      0.962          1.238          2,247,747
                                                       2002      1.000          0.962                 --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.612          1.637            896,840
                                                       2006      1.394          1.612          1,272,625
                                                       2005      1.338          1.394          2,512,286
                                                       2004      1.240          1.338          2,820,016
                                                       2003      0.958          1.240          1,330,720
                                                       2002      1.000          0.958                 --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.409          1.451          3,430,766
                                                       2006      1.378          1.409          4,426,285
                                                       2005      1.339          1.378          5,680,350
                                                       2004      1.365          1.339          6,645,934
                                                       2003      0.946          1.365          5,833,245
                                                       2002      1.000          0.946                 --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.591          1.666          1,535,792
                                                       2006      1.417          1.591          2,036,725
                                                       2005      1.338          1.417          2,346,996
                                                       2004      1.239          1.338          2,431,535
                                                       2003      0.977          1.239          1,359,130
                                                       2002      1.000          0.977                 --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.407          1.425                 --
                                                       2006      1.282          1.407          2,933,449
                                                       2005      1.266          1.282          3,977,421
                                                       2004      1.213          1.266          4,007,483
                                                       2003      0.961          1.213          2,004,819
                                                       2002      1.000          0.961                 --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.797          1.933          1,145,958
                                                       2006      1.630          1.797          1,035,131
                                                       2005      1.589          1.630          2,239,133
                                                       2004      1.412          1.589          1,763,283
                                                       2003      0.970          1.412            943,187
                                                       2002      1.000          0.970                 --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.005          0.995            959,650
                                                       2006      0.987          1.005          1,820,690
                                                       2005      0.986          0.987          2,056,662
                                                       2004      0.997          0.986          1,044,555
                                                       2003      1.000          0.997            143,635

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.190          1.187          1,675,206
                                                       2006      1.155          1.190          2,077,266
                                                       2005      1.152          1.155          2,949,751
                                                       2004      1.103          1.152          3,285,089
                                                       2003      1.010          1.103          2,322,848
                                                       2002      1.000          1.010                 --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.476          1.448          2,817,833
                                                       2006      1.361          1.476          4,612,855
                                                       2005      1.356          1.361          6,386,240
                                                       2004      1.256          1.356          7,788,209
                                                       2003      1.007          1.256          6,592,357
                                                       2002      1.000          1.007                 --

  LMPVIT Money Market Subaccount (11/99).............  2007      0.998          1.023          5,540,023
                                                       2006      0.975          0.998          4,229,317
                                                       2005      0.970          0.975          4,465,139
                                                       2004      0.984          0.970          4,211,420
                                                       2003      0.999          0.984          1,823,049
                                                       2002      1.000          0.999                 --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.731          1.844                 --
                                                       2006      1.568          1.731            642,308
                                                       2005      1.529          1.568          1,925,628
                                                       2004      1.353          1.529          1,431,235
                                                       2003      0.974          1.353          1,932,845
                                                       2002      1.000          0.974                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.624          1.700                 --
                                                       2006      1.406          1.624          1,686,838
                                                       2005      1.382          1.406          2,300,359
                                                       2004      1.305          1.382          3,268,365
                                                       2003      0.960          1.305          1,724,848
                                                       2002      1.000          0.960                 --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.578          1.636                 --
                                                       2006      1.376          1.578          3,575,243
                                                       2005      1.363          1.376          4,573,722
                                                       2004      1.237          1.363          4,464,326
                                                       2003      1.000          1.237          2,342,808

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.764          1.940                 (2)
                                                       2006      1.608          1.764          3,681,763
                                                       2005      1.519          1.608          4,969,282
                                                       2004      1.252          1.519          4,181,113
                                                       2003      1.000          1.252          1,952,789

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.599          1.673                 --
                                                       2006      1.516          1.599            283,349

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.659          1.664            228,956

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.344          1.301            113,043
                                                       2006      1.266          1.344            107,778

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.919          1.860          1,738,646
                                                       2006      1.749          1.919          1,801,813

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.610          2.054            193,495
                                                       2006      1.577          1.610            104,121

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.242          1.095             93,880

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.086          8,790,620
                                                       2006      1.001          1.071          8,273,012

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.050          4,672,125
                                                       2006      1.002          1.067            123,714

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.414          1.548            261,032
                                                       2006      1.438          1.414            360,810

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.261          1.373             12,513
                                                       2006      1.276          1.261              5,594

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.090          2.185            506,932

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.378          1.450            658,462
                                                       2006      1.252          1.378            710,817

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.215          1.012          1,015,772
                                                       2006      1.003          1.215          1,398,702

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.115          1.175          2,868,065

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.544          1.585            270,022
                                                       2006      1.443          1.544            364,214

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.140          1.256                 --
                                                       2006      1.088          1.140             59,218

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.148          1.197            902,469
                                                       2006      1.113          1.148            556,648

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.971          3,155,306
                                                       2006      1.003          1.024          2,029,520

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.506          1.773            405,182
                                                       2006      1.549          1.506            542,114

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.095          1.136          2,591,963
                                                       2006      1.059          1.095          3,074,482

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.347          1.315            112,072
                                                       2006      1.316          1.347            123,841

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.353          1.375            717,767
                                                       2006      1.341          1.353            795,413

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.445          1.470          1,919,842
                                                       2006      1.414          1.445          2,607,180

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.056          1.066            297,273
                                                       2006      1.002          1.056            434,518

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071            863,890
                                                       2006      1.001          1.038            139,506

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.045          1.070             81,491
                                                       2006      1.002          1.045             83,828

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.071          2,539,014
                                                       2006      1.002          1.050          2,101,220

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.055          1.071          1,908,353
                                                       2006      1.002          1.055          1,022,330

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.351          1.376          9,298,266
                                                       2006      1.269          1.351         11,708,739

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.087          1,900,882
                                                       2006      0.996          1.046          2,505,959

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.136            616,558
                                                       2006      0.998          1.064            762,350

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.091          1.110                 --
                                                       2006      1.108          1.091          3,655,869
                                                       2005      1.110          1.108          5,187,938
                                                       2004      1.042          1.110          4,627,736
                                                       2003      1.000          1.042          2,203,110

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.084          1.152         10,762,990
                                                       2006      1.067          1.084         14,104,668
                                                       2005      1.066          1.067         18,327,374
                                                       2004      1.039          1.066         16,972,145
                                                       2003      1.012          1.039         11,776,640
                                                       2002      1.000          1.012                 --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.945          2.101                 --
                                                       2006      1.557          1.945            613,728
                                                       2005      1.420          1.557            684,925
                                                       2004      1.249          1.420            694,523
                                                       2003      0.994          1.249            639,013
                                                       2002      1.000          0.994                 --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.117          2.256                 --
                                                       2006      1.846          2.117            919,366
                                                       2005      1.764          1.846          1,216,084
                                                       2004      1.429          1.764          1,053,707
                                                       2003      0.977          1.429            798,826
                                                       2002      1.000          0.977                 --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.353          1.438                 --
                                                       2005      1.273          1.353            426,620
                                                       2004      1.222          1.273            440,506
                                                       2003      0.967          1.222            259,207
                                                       2002      1.000          0.967                 --

  Travelers Equity Income Subaccount (11/99).........  2006      1.349          1.414                 --
                                                       2005      1.320          1.349          3,382,218
                                                       2004      1.229          1.320          3,622,957
                                                       2003      0.958          1.229          2,689,774
                                                       2002      1.000          0.958                 --

  Travelers Large Cap Subaccount (11/99).............  2006      1.304          1.341                 --
                                                       2005      1.227          1.304            657,890
                                                       2004      1.178          1.227            684,784
                                                       2003      0.966          1.178            533,101
                                                       2002      1.000          0.966                 --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.173                 --
                                                       2005      1.045          1.105            155,229

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.017          1.018                 --
                                                       2005      1.000          1.017            137,148

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.086                 --
                                                       2005      1.000          1.050          1,072,581

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127                 --
                                                       2005      1.017          1.083            340,812

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.028          1.045                 --
                                                       2005      1.010          1.028                 --

  Travelers Managed Income Subaccount (11/99)........  2006      1.072          1.059                 --
                                                       2005      1.081          1.072          3,736,527
                                                       2004      1.075          1.081          4,402,977
                                                       2003      1.014          1.075          3,045,120
                                                       2002      1.000          1.014                 --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.431          1.516                 --
                                                       2005      1.306          1.431            361,918
                                                       2004      1.153          1.306            402,434
                                                       2003      0.973          1.153            231,169
                                                       2002      1.000          0.973                 --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.467          1.549                 --
                                                       2005      1.456          1.467            655,157
                                                       2004      1.305          1.456            309,694
                                                       2003      0.974          1.305            225,887
                                                       2002      1.000          0.974                 --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.232          1.269                 --
                                                       2005      1.224          1.232         14,704,878
                                                       2004      1.123          1.224         13,582,482
                                                       2003      0.986          1.123          8,894,291
                                                       2002      1.000          0.986                 --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.162          1.252                 --
                                                       2005      1.116          1.162            648,332
                                                       2004      0.972          1.116             53,025

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.526          1.749                 --
                                                       2005      1.425          1.526          1,911,295
                                                       2004      1.259          1.425          1,619,278
                                                       2003      1.001          1.259            577,731
                                                       2002      1.000          1.001                 --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.363          1.443                 --
                                                       2005      1.315          1.363            402,347
                                                       2004      1.210          1.315            411,090
                                                       2003      1.000          1.210            181,376

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.036          1.088                 --
                                                       2005      1.000          1.036             44,982

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.104          1.113                 --
                                                       2005      1.089          1.104            385,841
                                                       2004      0.982          1.089             89,761

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.351          1.407                 --
                                                       2005      1.354          1.351            471,329
                                                       2004      1.256          1.354            494,070
                                                       2003      0.969          1.256            432,677
                                                       2002      1.000          0.969                 --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.111          1.276                 --
                                                       2005      1.000          1.111             12,357

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266                 --
                                                       2005      1.005          1.106              4,691

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.270          1.316                 --
                                                       2005      1.205          1.270            115,076
                                                       2004      1.186          1.205            112,791
                                                       2003      0.966          1.186            100,752
                                                       2002      1.000          0.966                 --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.327          1.517            340,550
                                                       2006      1.319          1.327            451,467
                                                       2005      1.250          1.319            507,517
                                                       2004      1.195          1.250            506,602
                                                       2003      0.959          1.195            456,247
                                                       2002      1.000          0.959                 --




                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.008          1.051               --
                                                       2005      1.000          1.008               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.155          1.121               --
                                                       2005      1.000          1.155               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.314          1.474           12,281
                                                       2006      1.116          1.314           12,281
                                                       2005      1.000          1.116           12,281

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.231          1.351           12,265
                                                       2006      1.143          1.231           12,974
                                                       2005      1.000          1.143           12,637

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.169          1.200           28,572
                                                       2006      1.039          1.169           28,572
                                                       2005      1.000          1.039           28,572

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.165          1.150               --
                                                       2005      1.000          1.165               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.083          1.404               --
                                                       2005      1.000          1.083           14,479

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.076          1.168               --
                                                       2005      1.000          1.076               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.102          1.226               --
                                                       2005      1.000          1.102               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.234          1.417            5,986
                                                       2006      1.132          1.234            5,986
                                                       2005      1.000          1.132            5,986

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.250          1.408               --
                                                       2006      1.138          1.250               --
                                                       2005      1.000          1.138               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.189          1.206               --
                                                       2006      1.029          1.189               --
                                                       2005      0.984          1.029               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.116          1.213               --
                                                       2006      1.051          1.116               --
                                                       2005      1.000          1.051               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.079          1.248               --
                                                       2005      1.000          1.079           12,249

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.511          1.902               --
                                                       2006      1.207          1.511               --
                                                       2005      1.000          1.207               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.271          1.434           52,322
                                                       2006      1.071          1.271           51,622
                                                       2005      1.000          1.071           21,549

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.061          1.263               --
                                                       2005      1.000          1.061               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.221          1.453               --
                                                       2006      1.103          1.221               --
                                                       2005      1.000          1.103               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.028          1.147               --
                                                       2005      1.000          1.028               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.093          1.161               --
                                                       2006      1.042          1.093               --
                                                       2005      1.000          1.042               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.177          1.167               --
                                                       2006      1.107          1.177               --
                                                       2005      1.000          1.107               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.136          1.204               --
                                                       2006      1.013          1.136               --
                                                       2005      1.000          1.013               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.147          1.144               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.110          1.143               --
                                                       2006      1.028          1.110               --
                                                       2005      1.000          1.028               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.157          1.152               --
                                                       2006      1.042          1.157               --
                                                       2005      1.000          1.042               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.127          1.173               --
                                                       2006      0.978          1.127               --
                                                       2005      1.000          0.978               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.153          1.183               --
                                                       2006      1.025          1.153               --
                                                       2005      1.000          1.025               --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.185          1.173           50,638
                                                       2006      1.038          1.185               --
                                                       2005      1.000          1.038               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.185          1.215               --
                                                       2006      1.052          1.185               --
                                                       2005      1.000          1.052               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.208          1.226               --
                                                       2006      1.045          1.208               --
                                                       2005      1.000          1.045               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.077          1.109               --
                                                       2006      1.054          1.077               --
                                                       2005      1.000          1.054               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.199          1.255               --
                                                       2006      1.068          1.199               --
                                                       2005      1.000          1.068               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.116          1.130               --
                                                       2006      1.017          1.116               --
                                                       2005      1.000          1.017               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.183          1.272               --
                                                       2006      1.074          1.183               --
                                                       2005      1.000          1.074               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.018          1.008               --
                                                       2006      1.000          1.018               --
                                                       2005      1.000          1.000               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.024          1.021               --
                                                       2006      0.994          1.024               --
                                                       2005      1.000          0.994               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.081          1.059               --
                                                       2006      0.996          1.081               --
                                                       2005      1.000          0.996               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.028          1.054               --
                                                       2006      1.005          1.028               --
                                                       2005      1.000          1.005               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.185          1.262               --
                                                       2006      1.074          1.185               --
                                                       2005      1.000          1.074               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.192          1.248               --
                                                       2006      1.033          1.192               --
                                                       2005      1.000          1.033               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.173          1.216               --
                                                       2006      1.023          1.173               --
                                                       2005      1.000          1.023               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.176          1.294               --
                                                       2006      1.073          1.176               --
                                                       2005      1.000          1.073               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.215          1.272               --
                                                       2006      1.153          1.215               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.261          1.264               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.343          1.299               --
                                                       2006      1.266          1.343               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.341          1.299               --
                                                       2006      1.223          1.341               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.174          1.497               --
                                                       2006      1.150          1.174               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.240          1.094               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.071          1.085           14,098
                                                       2006      1.001          1.071           14,098

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.049               --
                                                       2006      1.002          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.127          1.232               --
                                                       2006      1.146          1.127               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.260          1.371               --
                                                       2006      1.275          1.260               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.469          1.535               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.226          1.290               --
                                                       2006      1.115          1.226               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.011           17,665
                                                       2006      1.003          1.214           15,393

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      0.995          1.048               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.182          1.213               --
                                                       2006      1.104          1.182               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.139          1.254               --
                                                       2006      1.087          1.139               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.044          1.088           30,728
                                                       2006      1.013          1.044           30,710

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970               --
                                                       2006      1.003          1.024               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.072          1.261               --
                                                       2006      1.103          1.072               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.008          1.045               --
                                                       2006      0.976          1.008               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.134          1.107               --
                                                       2006      1.108          1.134               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.114          1.131               --
                                                       2006      1.104          1.114               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.100          1.119               --
                                                       2006      1.077          1.100               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.065               --
                                                       2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.038          1.071               --
                                                       2006      1.001          1.038               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.070               --
                                                       2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.050          1.070               --
                                                       2006      1.002          1.050               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.070           76,274
                                                       2006      1.002          1.054           76,274

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.104          1.124           28,496
                                                       2006      1.038          1.104           28,254

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.086               --
                                                       2006      0.996          1.046               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.064          1.135               --
                                                       2006      0.998          1.064               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      0.973          0.991               --
                                                       2006      0.989          0.973               --
                                                       2005      1.000          0.989               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.012          1.076               --
                                                       2006      0.998          1.012               --
                                                       2005      1.000          0.998               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.367          1.477               --
                                                       2006      1.095          1.367               --
                                                       2005      1.000          1.095               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.207          1.286               --
                                                       2006      1.053          1.207               --
                                                       2005      1.000          1.053               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.079          1.146               --
                                                       2005      1.000          1.079               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.028          1.077               --
                                                       2005      1.000          1.028               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.074          1.104               --
                                                       2005      1.000          1.074               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.105          1.172               --
                                                       2005      1.045          1.105               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.016          1.018               --
                                                       2005      1.000          1.016               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.085               --
                                                       2005      1.000          1.050               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.127               --
                                                       2005      1.017          1.083           67,777

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.045               --
                                                       2005      1.010          1.027               --

  Travelers Managed Income Subaccount (11/99)........  2006      0.987          0.976               --
                                                       2005      1.000          0.987               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.089          1.153               --
                                                       2005      1.000          1.089               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.045          1.103               --
                                                       2005      1.000          1.045               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.008          1.038               --
                                                       2005      1.000          1.008           28,174

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.034          1.115               --
                                                       2005      1.000          1.034               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.067          1.223               --
                                                       2005      1.000          1.067               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.043          1.104               --
                                                       2005      1.000          1.043               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.035          1.087               --
                                                       2005      1.000          1.035               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.005          1.013               --
                                                       2005      1.000          1.005           28,882

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.042          1.085               --
                                                       2005      1.000          1.042               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.110          1.275               --
                                                       2005      1.000          1.110               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.266               --
                                                       2005      1.005          1.106               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.070          1.108               --
                                                       2005      1.000          1.070               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.079          1.233               --
                                                       2006      1.073          1.079               --
                                                       2005      1.000          1.073               --




                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.242          1.295               --
                                                       2005      1.215          1.242           15,481
                                                       2004      1.119          1.215               --
                                                       2003      1.000          1.119               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.296          1.258               --
                                                       2005      1.155          1.296               --
                                                       2004      1.092          1.155               --
                                                       2003      1.000          1.092               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.724          1.933          288,274
                                                       2006      1.465          1.724          170,686
                                                       2005      1.315          1.465          138,800
                                                       2004      1.186          1.315            4,145
                                                       2003      1.000          1.186               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.541          1.691          598,110
                                                       2006      1.432          1.541          756,627
                                                       2005      1.261          1.432          614,002
                                                       2004      1.148          1.261           23,636
                                                       2003      1.000          1.148               --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.437          1.474          682,992
                                                       2006      1.277          1.437          647,499
                                                       2005      1.235          1.277          511,616
                                                       2004      1.145          1.235            6,576
                                                       2003      1.000          1.145               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.541          1.522               --
                                                       2005      1.335          1.541            2,675
                                                       2004      1.143          1.335               --
                                                       2003      1.000          1.143               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.534          1.987               --
                                                       2005      1.465          1.534           25,992
                                                       2004      1.142          1.465               --
                                                       2003      1.000          1.142               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.289          1.398               --
                                                       2005      1.197          1.289           13,773
                                                       2004      1.073          1.197               --
                                                       2003      0.996          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.430               --
                                                       2005      1.195          1.286           71,362
                                                       2004      1.066          1.195            4,448
                                                       2003      1.016          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.598          1.834          283,744
                                                       2006      1.466          1.598          223,301
                                                       2005      1.284          1.466          226,642
                                                       2004      1.140          1.284               --
                                                       2003      1.000          1.140               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.844          2.078           41,849
                                                       2006      1.680          1.844           45,846
                                                       2005      1.457          1.680           48,387
                                                       2004      1.197          1.457               --
                                                       2003      1.000          1.197               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.188          1.204          219,247
                                                       2006      1.029          1.188           33,118
                                                       2005      0.984          1.029           10,894

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.410          1.531            7,579
                                                       2006      1.328          1.410            7,611
                                                       2005      1.297          1.328            7,574
                                                       2004      1.191          1.297            2,012
                                                       2003      1.000          1.191               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.326          1.534               --
                                                       2005      1.228          1.326          130,228
                                                       2004      1.116          1.228               --
                                                       2003      1.000          1.116               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.393          3.010           49,926
                                                       2006      1.913          2.393           49,845
                                                       2005      1.537          1.913           47,524
                                                       2004      1.261          1.537            2,013
                                                       2003      1.000          1.261               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.736          1.957          217,252
                                                       2006      1.463          1.736          221,873
                                                       2005      1.359          1.463          234,426
                                                       2004      1.174          1.359            2,118
                                                       2003      1.000          1.174               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.398          1.663               --
                                                       2005      1.315          1.398           38,096
                                                       2004      1.160          1.315               --
                                                       2003      1.000          1.160               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.626          1.933            5,354
                                                       2006      1.469          1.626            5,354
                                                       2005      1.342          1.469            5,354
                                                       2004      1.140          1.342               --
                                                       2003      1.000          1.140               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.336          1.490               --
                                                       2005      1.315          1.336           53,321
                                                       2004      1.172          1.315               --
                                                       2003      1.000          1.172               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.258          1.336               --
                                                       2006      1.200          1.258               --
                                                       2005      1.156          1.200               --
                                                       2004      1.150          1.156               --
                                                       2003      1.000          1.150               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.412          1.400          454,778
                                                       2006      1.329          1.412          459,914
                                                       2005      1.219          1.329          495,738
                                                       2004      1.135          1.219           19,728
                                                       2003      1.000          1.135               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.358          1.438          304,880
                                                       2006      1.211          1.358          314,558
                                                       2005      1.188          1.211          327,014
                                                       2004      1.118          1.188           32,527
                                                       2003      1.000          1.118               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.333          1.329           15,551

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.227          1.262          230,129
                                                       2006      1.136          1.227          184,184
                                                       2005      1.116          1.136          127,298
                                                       2004      1.088          1.116               --
                                                       2003      1.000          1.088               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.340          1.333          303,263
                                                       2006      1.208          1.340          309,389
                                                       2005      1.174          1.208          309,581
                                                       2004      1.128          1.174           32,596
                                                       2003      1.000          1.128               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.248          1.297           15,925
                                                       2006      1.083          1.248           16,417
                                                       2005      1.111          1.083           33,951
                                                       2004      1.100          1.111           18,420
                                                       2003      1.000          1.100               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.392          1.426               --
                                                       2006      1.237          1.392               --
                                                       2005      1.215          1.237               --
                                                       2004      1.129          1.215               --
                                                       2003      1.000          1.129               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.441          1.425           16,977
                                                       2006      1.263          1.441           34,287
                                                       2005      1.234          1.263          101,643
                                                       2004      1.167          1.234           34,333
                                                       2003      1.000          1.167               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.436          1.472          351,744
                                                       2006      1.276          1.436          351,744
                                                       2005      1.226          1.276          339,461
                                                       2004      1.139          1.226               --
                                                       2003      1.000          1.139               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.485          1.507          128,849
                                                       2006      1.285          1.485          132,038
                                                       2005      1.235          1.285          131,791
                                                       2004      1.146          1.235               --
                                                       2003      1.000          1.146               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.202          1.236           74,046
                                                       2006      1.176          1.202          118,204
                                                       2005      1.144          1.176           64,894
                                                       2004      1.167          1.144           17,873
                                                       2003      1.000          1.167               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.481          1.550          104,182
                                                       2006      1.321          1.481          110,834
                                                       2005      1.248          1.321           95,001
                                                       2004      1.157          1.248               --
                                                       2003      1.000          1.157               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.297          1.313               --
                                                       2006      1.182          1.297           15,551
                                                       2005      1.169          1.182           15,551
                                                       2004      1.121          1.169               --
                                                       2003      1.000          1.121               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.568          1.684            6,306
                                                       2006      1.423          1.568            2,545
                                                       2005      1.389          1.423            2,675
                                                       2004      1.235          1.389               --
                                                       2003      1.000          1.235               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.001          0.991           40,090
                                                       2006      0.985          1.001           38,704
                                                       2005      0.985          0.985           38,446
                                                       2004      0.997          0.985           21,345
                                                       2003      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.136          1.131               --
                                                       2006      1.103          1.136            3,078
                                                       2005      1.101          1.103           31,859
                                                       2004      1.056          1.101            2,754
                                                       2003      1.000          1.056               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.290          1.263          174,813
                                                       2006      1.190          1.290          333,905
                                                       2005      1.187          1.190          216,001
                                                       2004      1.100          1.187               --
                                                       2003      1.000          1.100               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.004          1.029          578,684
                                                       2006      0.983          1.004          578,691
                                                       2005      0.978          0.983           19,548
                                                       2004      0.993          0.978               --
                                                       2003      1.000          0.993               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.574          1.675               --
                                                       2006      1.427          1.574            3,743
                                                       2005      1.393          1.427            9,431
                                                       2004      1.233          1.393               --
                                                       2003      1.000          1.233               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.450          1.517               --
                                                       2006      1.257          1.450               --
                                                       2005      1.236          1.257               --
                                                       2004      1.169          1.236               --
                                                       2003      1.000          1.169               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.448          1.501               --
                                                       2006      1.264          1.448           72,012
                                                       2005      1.253          1.264           64,314
                                                       2004      1.139          1.253           17,389
                                                       2003      1.000          1.139               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.621          1.783               --
                                                       2006      1.479          1.621          143,409
                                                       2005      1.399          1.479          164,595
                                                       2004      1.155          1.399            4,197
                                                       2003      1.000          1.155               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.505          1.574               --
                                                       2006      1.428          1.505               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.561          1.565               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.342          1.298           24,743
                                                       2006      1.265          1.342           13,100

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.759          1.703            4,905
                                                       2006      1.604          1.759           12,575

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.552          1.978           50,537
                                                       2006      1.522          1.552           44,328

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.239          1.092           28,876

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.084          454,045
                                                       2006      1.001          1.070          409,818

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.067          1.048          198,530
                                                       2006      1.002          1.067               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.310          1.432               --
                                                       2006      1.333          1.310               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.259          1.370            8,481
                                                       2006      1.275          1.259            8,483

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.966          2.054               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.374          1.445           42,730
                                                       2006      1.250          1.374           43,929

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.010           28,453
                                                       2006      1.003          1.214           43,448

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.114          1.174           66,024

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.433          1.469               --
                                                       2006      1.339          1.433               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.138          1.253               --
                                                       2006      1.087          1.138           29,175

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.145          1.192          223,961
                                                       2006      1.111          1.145           25,393

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.024          0.970          230,578
                                                       2006      1.003          1.024          264,792

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.301          1.530           34,522
                                                       2006      1.339          1.301           36,177

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.043          1.082            1,125
                                                       2006      1.010          1.043           27,122

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.276          1.245              953
                                                       2006      1.247          1.276              956

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.285          1.305            3,406
                                                       2006      1.274          1.285           42,841

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.326          1.348           23,216
                                                       2006      1.299          1.326           23,323

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.064           14,451
                                                       2006      1.002          1.055           14,474

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.070               --
                                                       2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.069           48,407
                                                       2006      1.002          1.044           47,233

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.069           95,797
                                                       2006      1.002          1.049          211,972

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.069          105,914
                                                       2006      1.002          1.054          105,935

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.292          1.315          204,335
                                                       2006      1.215          1.292          374,296

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.046          1.085           81,028
                                                       2006      0.996          1.046           81,878

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.134               --
                                                       2006      0.998          1.063               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.090          1.109               --
                                                       2006      1.108          1.090           65,739
                                                       2005      1.111          1.108           61,897
                                                       2004      1.045          1.111            9,080
                                                       2003      1.000          1.045               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.064          1.130          624,178
                                                       2006      1.049          1.064          646,122
                                                       2005      1.048          1.049          500,643
                                                       2004      1.023          1.048           14,843
                                                       2003      1.000          1.023               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.830          1.976               --
                                                       2006      1.467          1.830               --
                                                       2005      1.338          1.467               --
                                                       2004      1.179          1.338               --
                                                       2003      1.000          1.179               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.824          1.943               --
                                                       2006      1.592          1.824           42,921
                                                       2005      1.523          1.592           43,597
                                                       2004      1.235          1.523               --
                                                       2003      1.000          1.235               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.255          1.333               --
                                                       2005      1.181          1.255               --
                                                       2004      1.135          1.181               --
                                                       2003      1.000          1.135               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.239          1.299               --
                                                       2005      1.214          1.239           97,181
                                                       2004      1.131          1.214            2,409
                                                       2003      1.000          1.131               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Large Cap Subaccount (11/99).............  2006      1.240          1.274               --
                                                       2005      1.168          1.240            3,548
                                                       2004      1.122          1.168            2,527
                                                       2003      1.000          1.122               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.104          1.171               --
                                                       2005      1.044          1.104               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.016          1.017               --
                                                       2005      1.000          1.016               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.050          1.085               --
                                                       2005      1.000          1.050          196,583

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.083          1.126               --
                                                       2005      1.017          1.083           70,772

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.045               --
                                                       2005      1.010          1.027           37,182

  Travelers Managed Income Subaccount (11/99)........  2006      1.023          1.010               --
                                                       2005      1.033          1.023           25,576
                                                       2004      1.028          1.033           23,953
                                                       2003      1.000          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.349          1.428               --
                                                       2005      1.232          1.349               --
                                                       2004      1.088          1.232               --
                                                       2003      1.000          1.088               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.269          1.339               --
                                                       2005      1.260          1.269           33,475
                                                       2004      1.131          1.260               --
                                                       2003      1.000          1.131               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.180          1.215               --
                                                       2005      1.173          1.180          164,360
                                                       2004      1.077          1.173               --
                                                       2003      1.000          1.077               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.160          1.250               --
                                                       2005      1.115          1.160           49,291
                                                       2004      0.972          1.115              233

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.400          1.604               --
                                                       2005      1.308          1.400            8,503
                                                       2004      1.157          1.308               --
                                                       2003      1.000          1.157               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.265          1.339               --
                                                       2005      1.222          1.265               --
                                                       2004      1.126          1.222               --
                                                       2003      1.000          1.126               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.035          1.087               --
                                                       2005      1.000          1.035           29,181

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.102          1.111               --
                                                       2005      1.089          1.102           44,273
                                                       2004      0.982          1.089               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.197          1.246               --
                                                       2005      1.201          1.197               --
                                                       2004      1.115          1.201               --
                                                       2003      1.000          1.115               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.110          1.275               --
                                                       2005      1.000          1.110            8,486

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.106          1.265               --
                                                       2005      1.005          1.106           13,105

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.205          1.247               --
                                                       2005      1.144          1.205              327
                                                       2004      1.127          1.144               --
                                                       2003      1.000          1.127               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.234          1.410               --
                                                       2006      1.228          1.234               --
                                                       2005      1.165          1.228               --
                                                       2004      1.114          1.165               --
                                                       2003      1.000          1.114               --

                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.240          1.293                --
                                                       2005      1.215          1.240            40,440
                                                       2004      1.119          1.215            35,600
                                                       2003      1.000          1.119             2,538

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.295          1.256                --
                                                       2005      1.155          1.295            54,924
                                                       2004      1.092          1.155            54,931
                                                       2003      1.000          1.092            54,932

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.721          1.929            83,609
                                                       2006      1.464          1.721           120,941
                                                       2005      1.314          1.464            98,321
                                                       2004      1.186          1.314            90,750
                                                       2003      1.000          1.186            42,498

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.539          1.687           363,378
                                                       2006      1.430          1.539           435,610
                                                       2005      1.260          1.430           390,930
                                                       2004      1.148          1.260           390,357
                                                       2003      1.000          1.148            77,164

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.434          1.471           410,137
                                                       2006      1.275          1.434           557,471
                                                       2005      1.234          1.275           600,053
                                                       2004      1.145          1.234           571,443
                                                       2003      1.000          1.145           266,304

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.540          1.519                --
                                                       2005      1.334          1.540                --
                                                       2004      1.143          1.334                --
                                                       2003      1.000          1.143                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.532          1.984                --
                                                       2005      1.464          1.532             1,439
                                                       2004      1.142          1.464                --
                                                       2003      1.000          1.142                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.287          1.396                --
                                                       2005      1.197          1.287             8,983
                                                       2004      1.073          1.197               768
                                                       2003      1.000          1.073                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.284          1.428                --
                                                       2005      1.195          1.284            31,033
                                                       2004      1.066          1.195            32,246
                                                       2003      1.000          1.066                --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.595          1.830             9,698
                                                       2006      1.464          1.595             9,700
                                                       2005      1.283          1.464            21,047
                                                       2004      1.139          1.283            12,533
                                                       2003      1.000          1.139            12,030

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.841          2.073             7,441
                                                       2006      1.678          1.841            21,853
                                                       2005      1.456          1.678            21,858
                                                       2004      1.196          1.456            20,420
                                                       2003      1.000          1.196            14,418

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.187          1.203             1,728
                                                       2006      1.028          1.187                --
                                                       2005      0.984          1.028                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.407          1.528            13,131
                                                       2006      1.326          1.407            27,971
                                                       2005      1.296          1.326            32,416
                                                       2004      1.191          1.296            32,427
                                                       2003      1.000          1.191            32,847

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.325          1.531                --
                                                       2005      1.227          1.325            37,224
                                                       2004      1.116          1.227            16,357
                                                       2003      1.000          1.116             2,701

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.389          3.004            16,435
                                                       2006      1.911          2.389            14,302
                                                       2005      1.536          1.911            11,241
                                                       2004      1.261          1.536            11,240
                                                       2003      1.000          1.261             9,470

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.733          1.953           176,172
                                                       2006      1.461          1.733           179,103
                                                       2005      1.359          1.461           189,204
                                                       2004      1.174          1.359           176,541
                                                       2003      1.000          1.174            90,643

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.396          1.661                --
                                                       2005      1.314          1.396                --
                                                       2004      1.160          1.314                --
                                                       2003      1.000          1.160                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.623          1.929                --
                                                       2006      1.467          1.623                --
                                                       2005      1.341          1.467                --
                                                       2004      1.140          1.341                --
                                                       2003      1.000          1.140                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.334          1.487                --
                                                       2005      1.314          1.334             1,669
                                                       2004      1.172          1.314                --
                                                       2003      1.000          1.172                --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.256          1.334                --
                                                       2006      1.199          1.256                --
                                                       2005      1.155          1.199                --
                                                       2004      1.150          1.155                --
                                                       2003      1.000          1.150                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.410          1.397           111,209
                                                       2006      1.327          1.410           165,898
                                                       2005      1.218          1.327           173,492
                                                       2004      1.134          1.218           152,426
                                                       2003      1.000          1.134           115,226

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.355          1.434            39,632
                                                       2006      1.209          1.355           110,612
                                                       2005      1.188          1.209           114,565
                                                       2004      1.118          1.188           115,192
                                                       2003      1.000          1.118            34,635

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.330          1.326            38,378

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.224          1.259           939,524
                                                       2006      1.135          1.224         1,292,177
                                                       2005      1.115          1.135         1,376,876
                                                       2004      1.088          1.115         1,160,527
                                                       2003      1.000          1.088           159,079

  LMPVET Capital Subaccount (10/02)..................  2007      1.338          1.330           651,553
                                                       2006      1.206          1.338         1,035,397
                                                       2005      1.174          1.206         1,269,198
                                                       2004      1.127          1.174         1,109,311
                                                       2003      1.000          1.127           275,157

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.246          1.294             9,434
                                                       2006      1.082          1.246            10,686
                                                       2005      1.110          1.082             9,143
                                                       2004      1.100          1.110             1,257
                                                       2003      1.000          1.100                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.389          1.423            15,059
                                                       2006      1.236          1.389            15,062
                                                       2005      1.214          1.236            52,545
                                                       2004      1.128          1.214            48,222
                                                       2003      1.000          1.128                --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.439          1.422            38,529
                                                       2006      1.262          1.439            59,041
                                                       2005      1.233          1.262            59,938
                                                       2004      1.167          1.233            59,018
                                                       2003      1.000          1.167                --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.434          1.469           845,480
                                                       2006      1.275          1.434           849,614
                                                       2005      1.226          1.275           971,438
                                                       2004      1.139          1.226           859,342
                                                       2003      1.000          1.139            86,060

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.482          1.504            11,756
                                                       2006      1.284          1.482            11,756
                                                       2005      1.234          1.284            11,756
                                                       2004      1.146          1.234            11,756
                                                       2003      1.000          1.146            18,100

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.200          1.233            87,628
                                                       2006      1.175          1.200            89,556
                                                       2005      1.144          1.175            89,687
                                                       2004      1.167          1.144            89,014
                                                       2003      1.000          1.167            78,921

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.478          1.546            19,158
                                                       2006      1.319          1.478            24,312
                                                       2005      1.247          1.319            30,525
                                                       2004      1.157          1.247            24,204
                                                       2003      1.000          1.157             4,542

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.295          1.310                --
                                                       2006      1.181          1.295            38,144
                                                       2005      1.168          1.181            37,480
                                                       2004      1.121          1.168            37,462
                                                       2003      1.000          1.121                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.565          1.681            27,535
                                                       2006      1.421          1.565            22,532
                                                       2005      1.388          1.421            23,037
                                                       2004      1.235          1.388            19,666
                                                       2003      1.000          1.235                --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.000          0.989                --
                                                       2006      0.983          1.000             2,300
                                                       2005      0.984          0.983             2,304
                                                       2004      0.996          0.984             2,307
                                                       2003      1.000          0.996                --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.134          1.129            51,836
                                                       2006      1.102          1.134            51,497
                                                       2005      1.100          1.102            59,706
                                                       2004      1.056          1.100            40,885
                                                       2003      1.000          1.056                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.287          1.261            42,841
                                                       2006      1.188          1.287            44,896
                                                       2005      1.186          1.188            57,660
                                                       2004      1.100          1.186            78,890
                                                       2003      1.000          1.100            10,679

  LMPVIT Money Market Subaccount (11/99).............  2007      1.003          1.027           323,065
                                                       2006      0.981          1.003            27,752
                                                       2005      0.978          0.981            24,545
                                                       2004      0.993          0.978            13,129
                                                       2003      1.000          0.993           355,494

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.571          1.672                --
                                                       2006      1.425          1.571             4,756
                                                       2005      1.392          1.425                --
                                                       2004      1.233          1.392                --
                                                       2003      1.000          1.233                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.447          1.515                --
                                                       2006      1.255          1.447             2,477
                                                       2005      1.236          1.255             2,482
                                                       2004      1.168          1.236             2,131
                                                       2003      1.000          1.168             1,623

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.446          1.499                --
                                                       2006      1.263          1.446           131,334
                                                       2005      1.253          1.263           132,548
                                                       2004      1.139          1.253           128,993
                                                       2003      1.000          1.139                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.619          1.779                --
                                                       2006      1.477          1.619            74,977
                                                       2005      1.398          1.477            49,640
                                                       2004      1.154          1.398            31,233
                                                       2003      1.000          1.154            22,683

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.502          1.571                --
                                                       2006      1.426          1.502                --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.558          1.561                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.341          1.296                --
                                                       2006      1.264          1.341                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.756          1.699            16,840
                                                       2006      1.602          1.756            38,839

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.549          1.973                --
                                                       2006      1.519          1.549                --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.238          1.091                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.083           222,448
                                                       2006      1.001          1.070           104,445

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.066          1.047           104,061
                                                       2006      1.002          1.066                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.308          1.429                --
                                                       2006      1.331          1.308                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.258          1.368             1,579
                                                       2006      1.274          1.258                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.962          2.049                --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.373          1.442             1,485
                                                       2006      1.249          1.373                --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.214          1.009             2,366
                                                       2006      1.003          1.214             2,368

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.112          1.171           217,289

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.430          1.466                --
                                                       2006      1.337          1.430                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.137          1.252                --
                                                       2006      1.086          1.137                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.143          1.190             4,523
                                                       2006      1.110          1.143             4,527

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.023          0.969            64,924
                                                       2006      1.003          1.023            45,462

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.298          1.526                --
                                                       2006      1.337          1.298                --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.042          1.079           175,849
                                                       2006      1.009          1.042           220,738

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.274          1.242            34,007
                                                       2006      1.246          1.274            33,859

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.283          1.302                --
                                                       2006      1.273          1.283                --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.323          1.345             1,757
                                                       2006      1.297          1.323             1,761

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.055          1.063                --
                                                       2006      1.002          1.055                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.069                --
                                                       2006      1.001          1.037                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.044          1.068                --
                                                       2006      1.002          1.044                --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.049          1.068                --
                                                       2006      1.002          1.049                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.054          1.068                --
                                                       2006      1.002          1.054                --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.290          1.312           317,167
                                                       2006      1.213          1.290           317,969

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.045          1.085            12,590
                                                       2006      0.996          1.045            12,590

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.133             9,706
                                                       2006      0.998          1.063            70,673

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.088          1.107                --
                                                       2006      1.107          1.088           243,049
                                                       2005      1.111          1.107           242,471
                                                       2004      1.044          1.111           230,157
                                                       2003      1.000          1.044            27,851

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.062          1.128           195,623
                                                       2006      1.048          1.062           239,525
                                                       2005      1.048          1.048           243,708
                                                       2004      1.023          1.048           207,832
                                                       2003      1.000          1.023            55,309

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.827          1.973                --
                                                       2006      1.465          1.827                --
                                                       2005      1.337          1.465                --
                                                       2004      1.179          1.337                --
                                                       2003      1.000          1.179                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.821          1.939                --
                                                       2006      1.590          1.821            45,034
                                                       2005      1.521          1.590            42,115
                                                       2004      1.235          1.521            40,678
                                                       2003      1.000          1.235            40,678

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.253          1.331                --
                                                       2005      1.180          1.253                --
                                                       2004      1.135          1.180                --
                                                       2003      1.000          1.135                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.238          1.297                --
                                                       2005      1.213          1.238             1,766
                                                       2004      1.131          1.213             1,053
                                                       2003      1.000          1.131                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.238          1.273                --
                                                       2005      1.167          1.238                --
                                                       2004      1.122          1.167                --
                                                       2003      1.000          1.122                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.104          1.171                --
                                                       2005      1.044          1.104                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.016          1.017                --
                                                       2005      1.000          1.016            36,971

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.049          1.084                --
                                                       2005      1.000          1.049                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.082          1.126                --
                                                       2005      1.017          1.082                --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.044                --
                                                       2005      1.010          1.027                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.021          1.009                --
                                                       2005      1.032          1.021           217,662
                                                       2004      1.028          1.032           224,013
                                                       2003      1.000          1.028            26,182

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.347          1.426                --
                                                       2005      1.231          1.347                --
                                                       2004      1.088          1.231                --
                                                       2003      1.000          1.088                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.267          1.337                --
                                                       2005      1.259          1.267                --
                                                       2004      1.130          1.259                --
                                                       2003      1.000          1.130                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.178          1.213                --
                                                       2005      1.172          1.178           340,181
                                                       2004      1.077          1.172           271,246
                                                       2003      1.000          1.077            23,587

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.159          1.249                --
                                                       2005      1.115          1.159                --
                                                       2004      0.972          1.115                --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.398          1.602                --
                                                       2005      1.308          1.398            17,470
                                                       2004      1.157          1.308            10,948
                                                       2003      1.000          1.157             8,972

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.264          1.337                --
                                                       2005      1.221          1.264                --
                                                       2004      1.126          1.221                --
                                                       2003      1.000          1.126                --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.035          1.086                --
                                                       2005      1.000          1.035                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.40% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.102          1.110                --
                                                       2005      1.088          1.102             4,531
                                                       2004      0.982          1.088                --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.196          1.244                --
                                                       2005      1.200          1.196                --
                                                       2004      1.115          1.200                --
                                                       2003      1.000          1.115                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.110          1.274                --
                                                       2005      1.000          1.110                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.264                --
                                                       2005      1.004          1.105                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.203          1.246                --
                                                       2005      1.143          1.203            34,151
                                                       2004      1.127          1.143            32,748
                                                       2003      1.000          1.127                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.232          1.407            13,200
                                                       2006      1.227          1.232            12,718
                                                       2005      1.164          1.227            13,045
                                                       2004      1.114          1.164             8,789
                                                       2003      1.000          1.114               229




                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.45%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.372          1.430                --
                                                       2005      1.344          1.372           108,963
                                                       2004      1.238          1.344           114,276
                                                       2003      0.960          1.238            88,029
                                                       2002      1.000          0.960                --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.352          1.310                --
                                                       2005      1.206          1.352            17,902
                                                       2004      1.141          1.206            36,520
                                                       2003      0.947          1.141            27,611
                                                       2002      1.000          0.947                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.882          2.109           693,439
                                                       2006      1.602          1.882           767,614
                                                       2005      1.439          1.602           810,358
                                                       2004      1.299          1.439           821,906
                                                       2003      0.984          1.299           579,425
                                                       2002      1.000          0.984                --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.717          1.882         2,081,213
                                                       2006      1.596          1.717         2,486,964
                                                       2005      1.408          1.596         2,678,858
                                                       2004      1.282          1.408         2,649,329
                                                       2003      0.960          1.282         1,571,576
                                                       2002      1.000          0.960                --

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.569          1.608         1,950,156
                                                       2006      1.396          1.569         2,413,076
                                                       2005      1.352          1.396         3,051,032
                                                       2004      1.255          1.352         3,175,477
                                                       2003      0.971          1.255         2,119,583
                                                       2002      1.000          0.971                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.588          1.567                --
                                                       2005      1.377          1.588            54,696
                                                       2004      1.180          1.377             9,989
                                                       2003      0.968          1.180               785
                                                       2002      1.000          0.968                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.763          2.281                --
                                                       2005      1.685          1.763           152,076
                                                       2004      1.314          1.685           154,464
                                                       2003      1.005          1.314           116,510
                                                       2002      1.000          1.005                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.286          1.394                --
                                                       2005      1.196          1.286           240,849
                                                       2004      1.073          1.196           236,985
                                                       2003      1.000          1.073             2,903

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.283          1.426                --
                                                       2005      1.194          1.283           210,512
                                                       2004      1.066          1.194           203,476
                                                       2003      1.000          1.066               240

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.735          1.990           299,750
                                                       2006      1.594          1.735           382,926
                                                       2005      1.397          1.594           390,681
                                                       2004      1.242          1.397           326,764
                                                       2003      0.991          1.242           213,718
                                                       2002      1.000          0.991                --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      2.044          2.300           467,181
                                                       2006      1.864          2.044           571,869
                                                       2005      1.618          1.864           558,275
                                                       2004      1.330          1.618           480,220
                                                       2003      0.986          1.330           212,265
                                                       2002      1.000          0.986                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.186          1.201           116,300
                                                       2006      1.028          1.186            81,467
                                                       2005      0.984          1.028            20,402

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.530          1.661           280,988
                                                       2006      1.443          1.530           385,685
                                                       2005      1.411          1.443           380,206
                                                       2004      1.297          1.411           385,792
                                                       2003      0.968          1.297           328,001
                                                       2002      1.000          0.968                --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.440          1.663                --
                                                       2005      1.334          1.440           685,220
                                                       2004      1.214          1.334           650,674
                                                       2003      0.994          1.214           458,930
                                                       2002      1.000          0.994                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.720          3.418           107,297
                                                       2006      2.176          2.720           141,038
                                                       2005      1.750          2.176           148,890
                                                       2004      1.438          1.750           111,684
                                                       2003      1.000          1.438            44,071

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.880          2.117           475,985
                                                       2006      1.586          1.880           616,998
                                                       2005      1.475          1.586           606,826
                                                       2004      1.275          1.475           576,751
                                                       2003      0.988          1.275           252,135
                                                       2002      1.000          0.988                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.514          1.800                --
                                                       2005      1.425          1.514            80,525
                                                       2004      1.259          1.425            25,772
                                                       2003      0.976          1.259             2,057
                                                       2002      1.000          0.976                --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.837          2.181                --
                                                       2006      1.661          1.837            57,234
                                                       2005      1.519          1.661            74,724
                                                       2004      1.292          1.519            74,724
                                                       2003      0.983          1.292            61,684
                                                       2002      1.000          0.983                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.509          1.681                --
                                                       2005      1.487          1.509           208,887
                                                       2004      1.326          1.487           243,815
                                                       2003      1.000          1.326            85,338

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.372          1.456                --
                                                       2006      1.310          1.372           164,233
                                                       2005      1.262          1.310           170,251
                                                       2004      1.258          1.262           170,523
                                                       2003      0.960          1.258           127,274
                                                       2002      1.000          0.960                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.549          1.534           479,555
                                                       2006      1.459          1.549           493,160
                                                       2005      1.339          1.459           729,215
                                                       2004      1.248          1.339           755,310
                                                       2003      0.951          1.248           826,554
                                                       2002      1.000          0.951                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.437          1.520           397,618
                                                       2006      1.283          1.437           441,213
                                                       2005      1.260          1.283           603,538
                                                       2004      1.187          1.260           569,244
                                                       2003      0.977          1.187           501,351
                                                       2002      1.000          0.977                --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.433          1.428           192,659

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.310          1.346           938,998
                                                       2006      1.215          1.310         1,424,589
                                                       2005      1.194          1.215         2,241,267
                                                       2004      1.165          1.194         2,807,996
                                                       2003      0.979          1.165         1,583,911
                                                       2002      1.000          0.979                --

  LMPVET Capital Subaccount (10/02)..................  2007      1.473          1.464         1,522,263
                                                       2006      1.328          1.473         2,370,104
                                                       2005      1.293          1.328         3,298,723
                                                       2004      1.243          1.293         3,172,663
                                                       2003      0.969          1.243         1,911,734
                                                       2002      1.000          0.969                --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.312          1.363             4,210
                                                       2006      1.140          1.312            17,582
                                                       2005      1.170          1.140            33,405
                                                       2004      1.160          1.170            24,985
                                                       2003      0.963          1.160            20,788
                                                       2002      1.000          0.963                --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.481          1.517            42,121
                                                       2006      1.319          1.481            80,310
                                                       2005      1.296          1.319            94,634
                                                       2004      1.205          1.296            86,299
                                                       2003      0.967          1.205            65,914
                                                       2002      1.000          0.967                --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.608          1.588           444,372
                                                       2006      1.410          1.608           549,366
                                                       2005      1.379          1.410           774,686
                                                       2004      1.306          1.379           802,112
                                                       2003      0.965          1.306           799,789
                                                       2002      1.000          0.965                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Global Equity Subaccount (10/02)............  2007      1.554          1.590            68,301
                                                       2006      1.382          1.554           129,518
                                                       2005      1.329          1.382           403,854
                                                       2004      1.235          1.329           105,353
                                                       2003      0.962          1.235            57,917
                                                       2002      1.000          0.962                --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.599          1.621           160,562
                                                       2006      1.386          1.599           166,778
                                                       2005      1.333          1.386           192,594
                                                       2004      1.238          1.333           201,989
                                                       2003      0.958          1.238           171,462
                                                       2002      1.000          0.958                --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.398          1.436           118,961
                                                       2006      1.370          1.398           270,336
                                                       2005      1.334          1.370           414,951
                                                       2004      1.362          1.334           450,163
                                                       2003      0.946          1.362           394,331
                                                       2002      1.000          0.946                --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.578          1.649           150,310
                                                       2006      1.408          1.578           242,827
                                                       2005      1.332          1.408           309,128
                                                       2004      1.236          1.332           382,768
                                                       2003      0.976          1.236           311,907
                                                       2002      1.000          0.976                --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.396          1.411                --
                                                       2006      1.274          1.396           254,913
                                                       2005      1.261          1.274           285,715
                                                       2004      1.210          1.261           190,222
                                                       2003      0.961          1.210            95,903
                                                       2002      1.000          0.961                --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.783          1.913            82,049
                                                       2006      1.620          1.783            64,859
                                                       2005      1.583          1.620           138,098
                                                       2004      1.409          1.583           194,919
                                                       2003      0.969          1.409           117,984
                                                       2002      1.000          0.969                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      0.998          0.987           200,070
                                                       2006      0.982          0.998           235,963
                                                       2005      0.983          0.982           272,087
                                                       2004      0.996          0.983           302,874
                                                       2003      1.000          0.996            47,603

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.181          1.175            77,242
                                                       2006      1.148          1.181           127,382
                                                       2005      1.147          1.148           358,071
                                                       2004      1.101          1.147           358,207
                                                       2003      1.010          1.101           256,584
                                                       2002      1.000          1.010                --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.465          1.433           328,773
                                                       2006      1.352          1.465           387,108
                                                       2005      1.351          1.352           595,783
                                                       2004      1.253          1.351           594,031
                                                       2003      1.007          1.253           579,482
                                                       2002      1.000          1.007                --

  LMPVIT Money Market Subaccount (11/99).............  2007      0.990          1.013           412,868
                                                       2006      0.969          0.990            66,380
                                                       2005      0.966          0.969           404,247
                                                       2004      0.982          0.966           451,070
                                                       2003      0.999          0.982           611,970
                                                       2002      1.000          0.999                --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.717          1.828                --
                                                       2006      1.559          1.717            59,358
                                                       2005      1.523          1.559            61,604
                                                       2004      1.350          1.523            66,918
                                                       2003      0.974          1.350            66,935
                                                       2002      1.000          0.974                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.611          1.685                --
                                                       2006      1.397          1.611           120,568
                                                       2005      1.376          1.397           199,161
                                                       2004      1.302          1.376           206,538
                                                       2003      0.960          1.302           167,690
                                                       2002      1.000          0.960                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.566          1.623                --
                                                       2006      1.369          1.566           431,779
                                                       2005      1.358          1.369           547,969
                                                       2004      1.236          1.358           590,460
                                                       2003      1.000          1.236           321,133

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.751          1.925                --
                                                       2006      1.599          1.751           451,481
                                                       2005      1.514          1.599           554,292
                                                       2004      1.251          1.514           527,627
                                                       2003      1.000          1.251           204,552

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.586          1.658                --
                                                       2006      1.506          1.586            60,552

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.644          1.647            38,942

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.339          1.294            48,721
                                                       2006      1.264          1.339            43,013

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.903          1.841           165,294
                                                       2006      1.737          1.903           152,141

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.597          2.033            64,312
                                                       2006      1.567          1.597            62,572

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.237          1.090                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.070          1.083           964,208
                                                       2006      1.001          1.070           967,168

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.066          1.046           595,006
                                                       2006      1.002          1.066                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.403          1.532            17,047
                                                       2006      1.428          1.403            21,137

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.257          1.366            38,130
                                                       2006      1.274          1.257            42,794

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.072          2.163            78,241

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.371          1.440            93,294
                                                       2006      1.248          1.371           103,063

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.213          1.009           145,905
                                                       2006      1.003          1.213           172,182

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.106          1.164           188,749

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.533          1.571            23,063
                                                       2006      1.434          1.533            70,779

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.136          1.251                --
                                                       2006      1.086          1.136             7,052

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.142          1.188           131,429
                                                       2006      1.109          1.142            95,308

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.023          0.968           570,479
                                                       2006      1.003          1.023           666,001

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.494          1.755            34,772
                                                       2006      1.539          1.494            32,432

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.086          1.124           623,922
                                                       2006      1.052          1.086           844,477

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.336          1.302                --
                                                       2006      1.307          1.336            39,617

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.342          1.361            62,372
                                                       2006      1.332          1.342            92,196

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.433          1.455           161,403
                                                       2006      1.405          1.433           304,154

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.062           228,027
                                                       2006      1.002          1.054                --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.037          1.068                --
                                                       2006      1.001          1.037                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.067           180,959
                                                       2006      1.002          1.043           372,223

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.067           260,178
                                                       2006      1.002          1.048            66,061

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.067           100,782
                                                       2006      1.002          1.053           134,994

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.340          1.362           673,831
                                                       2006      1.261          1.340           830,941

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.045          1.084           475,635
                                                       2006      0.996          1.045           476,534

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.063          1.132            26,068
                                                       2006      0.998          1.063             5,309

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.083          1.101                --
                                                       2006      1.102          1.083           351,341
                                                       2005      1.106          1.102           625,434
                                                       2004      1.041          1.106           602,161
                                                       2003      1.000          1.041           397,814

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.075          1.141         1,364,338
                                                       2006      1.061          1.075         1,812,990
                                                       2005      1.061          1.061         2,382,012
                                                       2004      1.037          1.061         2,364,335
                                                       2003      1.012          1.037         1,779,865
                                                       2002      1.000          1.012                --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.929          2.083                --
                                                       2006      1.548          1.929           152,649
                                                       2005      1.414          1.548           118,435
                                                       2004      1.247          1.414           123,675
                                                       2003      0.994          1.247           141,914
                                                       2002      1.000          0.994                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      2.100          2.236                --
                                                       2006      1.835          2.100            96,742
                                                       2005      1.756          1.835           120,574
                                                       2004      1.426          1.756            89,169
                                                       2003      0.977          1.426            48,389
                                                       2002      1.000          0.977                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.345          1.428                --
                                                       2005      1.268          1.345            89,524
                                                       2004      1.220          1.268            90,190
                                                       2003      0.967          1.220            89,135
                                                       2002      1.000          0.967                --

  Travelers Equity Income Subaccount (11/99).........  2006      1.341          1.405                --
                                                       2005      1.315          1.341           283,797
                                                       2004      1.226          1.315           312,955
                                                       2003      0.958          1.226           228,153
                                                       2002      1.000          0.958                --

  Travelers Large Cap Subaccount (11/99).............  2006      1.296          1.332                --
                                                       2005      1.222          1.296           106,339
                                                       2004      1.176          1.222           101,957
                                                       2003      0.966          1.176           100,664
                                                       2002      1.000          0.966                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.104          1.170                --
                                                       2005      1.044          1.104                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.015          1.016                --
                                                       2005      1.000          1.015                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.049          1.084                --
                                                       2005      1.000          1.049                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.082          1.125                --
                                                       2005      1.017          1.082             6,250

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.027          1.044                --
                                                       2005      1.010          1.027                --

  Travelers Managed Income Subaccount (11/99)........  2006      1.065          1.052                --
                                                       2005      1.077          1.065           933,401
                                                       2004      1.073          1.077           953,896
                                                       2003      1.014          1.073           888,204
                                                       2002      1.000          1.014                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.422          1.506                --
                                                       2005      1.301          1.422           117,889
                                                       2004      1.150          1.301           126,310
                                                       2003      0.973          1.150            85,949
                                                       2002      1.000          0.973                --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.458          1.539                --
                                                       2005      1.450          1.458            34,070
                                                       2004      1.302          1.450            15,948
                                                       2003      0.974          1.302             5,936
                                                       2002      1.000          0.974                --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.225          1.261                --
                                                       2005      1.219          1.225         1,484,978
                                                       2004      1.121          1.219         1,534,701
                                                       2003      0.986          1.121         1,669,877
                                                       2002      1.000          0.986                --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.158          1.248                --
                                                       2005      1.114          1.158            31,530
                                                       2004      0.972          1.114             8,026

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.516          1.737                --
                                                       2005      1.419          1.516           117,114
                                                       2004      1.256          1.419            68,612
                                                       2003      1.001          1.256            42,730
                                                       2002      1.000          1.001                --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.355          1.434                --
                                                       2005      1.310          1.355           111,025
                                                       2004      1.208          1.310           109,780
                                                       2003      1.000          1.208            15,008

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.034          1.086                --
                                                       2005      1.000          1.034                --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.101          1.109                --
                                                       2005      1.088          1.101           128,571
                                                       2004      0.982          1.088            24,688

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.343          1.397                --
                                                       2005      1.348          1.343            39,402
                                                       2004      1.254          1.348            39,721
                                                       2003      0.969          1.254            36,786
                                                       2002      1.000          0.969                --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.109          1.274                --
                                                       2005      1.000          1.109                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.264                --
                                                       2005      1.004          1.105                --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.263          1.307                --
                                                       2005      1.200          1.263            14,916
                                                       2004      1.184          1.200            11,065
                                                       2003      0.966          1.184            12,206
                                                       2002      1.000          0.966                --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.316          1.502           117,177
                                                       2006      1.311          1.316           126,265
                                                       2005      1.245          1.311           135,330
                                                       2004      1.192          1.245           143,021
                                                       2003      0.959          1.192           139,962
                                                       2002      1.000          0.959                --




                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.102          1.148               --
                                                       2005      1.080          1.102               --
                                                       2004      1.000          1.080               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.184          1.148               --
                                                       2005      1.057          1.184               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.454          1.628               --
                                                       2006      1.238          1.454               --
                                                       2005      1.112          1.238               --
                                                       2004      1.000          1.112               --

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.322          1.448          136,847
                                                       2006      1.230          1.322          143,380
                                                       2005      1.085          1.230           72,101
                                                       2004      1.000          1.085               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.234          1.264          148,226
                                                       2006      1.098          1.234          145,480
                                                       2005      1.064          1.098           77,655
                                                       2004      1.000          1.064               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.347          1.329               --
                                                       2005      1.168          1.347               --
                                                       2004      1.000          1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.345          1.740               --
                                                       2005      1.287          1.345               --
                                                       2004      1.000          1.287               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.199          1.300               --
                                                       2005      1.116          1.199               --
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.201          1.335               --
                                                       2005      1.118          1.201               --
                                                       2004      1.000          1.118               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.373          1.573            5,142
                                                       2006      1.261          1.373            5,142
                                                       2005      1.107          1.261            2,007
                                                       2004      1.000          1.107               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.547          1.741               --
                                                       2006      1.411          1.547               --
                                                       2005      1.226          1.411               --
                                                       2004      1.000          1.226               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.185          1.199               --
                                                       2006      1.028          1.185               --
                                                       2005      0.984          1.028               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.175          1.274               --
                                                       2006      1.108          1.175               --
                                                       2005      1.084          1.108               --
                                                       2004      1.000          1.084               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.185          1.369               --
                                                       2005      1.099          1.185               --
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.957          2.458               --
                                                       2006      1.567          1.957               --
                                                       2005      1.260          1.567               --
                                                       2004      1.000          1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.470          1.655               --
                                                       2006      1.241          1.470               --
                                                       2005      1.155          1.241               --
                                                       2004      1.000          1.155               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.188          1.411               --
                                                       2005      1.119          1.188               --
                                                       2004      1.000          1.119               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.363          1.619               --
                                                       2006      1.234          1.363               --
                                                       2005      1.129          1.234               --
                                                       2004      1.000          1.129               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.141          1.271               --
                                                       2005      1.125          1.141               --
                                                       2004      1.000          1.125               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.113          1.181               --
                                                       2006      1.063          1.113               --
                                                       2005      1.025          1.063               --
                                                       2004      1.000          1.025               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.231          1.218               --
                                                       2006      1.160          1.231               --
                                                       2005      1.065          1.160               --
                                                       2004      1.000          1.065               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.202          1.271               --
                                                       2006      1.074          1.202               --
                                                       2005      1.056          1.074               --
                                                       2004      1.000          1.056               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.171          1.168               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.129          1.160          425,810
                                                       2006      1.048          1.129               --
                                                       2005      1.030          1.048               --
                                                       2004      1.000          1.030               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.181          1.173           13,082
                                                       2006      1.065          1.181           13,082
                                                       2005      1.038          1.065            7,442
                                                       2004      1.000          1.038               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.137          1.180               --
                                                       2006      0.988          1.137               --
                                                       2005      1.015          0.988               --
                                                       2004      1.000          1.015               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.220          1.249               --
                                                       2006      1.087          1.220               --
                                                       2005      1.069          1.087               --
                                                       2004      1.000          1.069               --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.231          1.215               --
                                                       2006      1.080          1.231               --
                                                       2005      1.057          1.080               --
                                                       2004      1.000          1.057               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.244          1.273               --
                                                       2006      1.107          1.244               --
                                                       2005      1.066          1.107               --
                                                       2004      1.000          1.066               --

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.293          1.310               --
                                                       2006      1.121          1.293               --
                                                       2005      1.079          1.121               --
                                                       2004      1.000          1.079               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.036          1.064               --
                                                       2006      1.015          1.036               --
                                                       2005      0.989          1.015               --
                                                       2004      1.000          0.989               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.294          1.352               --
                                                       2006      1.155          1.294               --
                                                       2005      1.094          1.155               --
                                                       2004      1.000          1.094               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.141          1.154               --
                                                       2006      1.042          1.141               --
                                                       2005      1.032          1.042               --
                                                       2004      1.000          1.032               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.311          1.407               --
                                                       2006      1.192          1.311               --
                                                       2005      1.165          1.192               --
                                                       2004      1.000          1.165               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.011          0.999               --
                                                       2006      0.995          1.011               --
                                                       2005      0.997          0.995               --
                                                       2004      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.100          1.094               --
                                                       2006      1.070          1.100               --
                                                       2005      1.069          1.070               --
                                                       2004      1.000          1.069               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.174          1.148           82,052
                                                       2006      1.085          1.174           76,867
                                                       2005      1.084          1.085           39,525
                                                       2004      1.000          1.084               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.016          1.039               --
                                                       2006      0.995          1.016               --
                                                       2005      0.993          0.995               --
                                                       2004      1.000          0.993               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.316          1.400               --
                                                       2006      1.195          1.316               --
                                                       2005      1.168          1.195               --
                                                       2004      1.000          1.168               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.235          1.292               --
                                                       2006      1.072          1.235               --
                                                       2005      1.056          1.072               --
                                                       2004      1.000          1.056               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.266          1.311               --
                                                       2006      1.106          1.266               --
                                                       2005      1.099          1.106               --
                                                       2004      1.000          1.099               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.340          1.473               --
                                                       2006      1.224          1.340            5,277
                                                       2005      1.160          1.224            1,955
                                                       2004      1.000          1.160               --

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.368          1.430               --
                                                       2006      1.299          1.368               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.418          1.420               --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.338          1.292               --
                                                       2006      1.263          1.338               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.533          1.482               --
                                                       2006      1.400          1.533               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.354          1.723               --
                                                       2006      1.329          1.354               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.236          1.088               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.082               --
                                                       2006      1.001          1.069               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.045            6,641
                                                       2006      1.002          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.165          1.272               --
                                                       2006      1.187          1.165               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.256          1.364               --
                                                       2006      1.273          1.256               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.695          1.769               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.383          1.452               --
                                                       2006      1.259          1.383               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.213          1.008               --
                                                       2006      1.003          1.213               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.065          1.121               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.277          1.307               --
                                                       2006      1.195          1.277               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.135          1.250               --
                                                       2006      1.085          1.135               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.156          1.203               --
                                                       2006      1.123          1.156               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.023          0.967               --
                                                       2006      1.003          1.023               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.104          1.296               --
                                                       2006      1.137          1.104               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.036          1.072               --
                                                       2006      1.004          1.036               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.152          1.122               --
                                                       2006      1.127          1.152               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.150          1.165               --
                                                       2006      1.141          1.150               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.199          1.217               --
                                                       2006      1.176          1.199               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.061               --
                                                       2006      1.002          1.054               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.067               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.066               --
                                                       2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.067               --
                                                       2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.066               --
                                                       2006      1.002          1.053               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.202          1.221               --
                                                       2006      1.132          1.202               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.045          1.083               --
                                                       2006      0.996          1.045               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.131               --
                                                       2006      0.998          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.043          1.061               --
                                                       2006      1.062          1.043               --
                                                       2005      1.067          1.062               --
                                                       2004      1.000          1.067               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.056          1.120               --
                                                       2006      1.043          1.056               --
                                                       2005      1.043          1.043               --
                                                       2004      1.000          1.043               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.579          1.704               --
                                                       2006      1.267          1.579               --
                                                       2005      1.158          1.267               --
                                                       2004      1.000          1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.424          1.516               --
                                                       2006      1.244          1.424               --
                                                       2005      1.192          1.244               --
                                                       2004      1.000          1.192               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.118          1.187               --
                                                       2005      1.054          1.118               --
                                                       2004      1.000          1.054               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.122          1.176               --
                                                       2005      1.101          1.122               --
                                                       2004      1.000          1.101               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.111          1.141               --
                                                       2005      1.048          1.111               --
                                                       2004      1.000          1.048               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.103          1.170               --
                                                       2005      1.044          1.103               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.015          1.016               --
                                                       2005      1.000          1.015               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.049          1.083               --
                                                       2005      1.000          1.049               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.081          1.125               --
                                                       2005      1.017          1.081               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.026          1.043               --
                                                       2005      1.010          1.026               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.016          1.004               --
                                                       2005      1.028          1.016               --
                                                       2004      1.000          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.227          1.299               --
                                                       2005      1.123          1.227               --
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.078          1.137               --
                                                       2005      1.073          1.078               --
                                                       2004      1.000          1.073               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.099          1.132               --
                                                       2005      1.095          1.099               --
                                                       2004      1.000          1.095               --

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.169          1.259               --
                                                       2005      1.125          1.169               --
                                                       2004      1.000          1.125               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.222          1.400               --
                                                       2005      1.144          1.222               --
                                                       2004      1.000          1.144               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.129          1.195               --
                                                       2005      1.092          1.129               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.034          1.085               --
                                                       2005      1.000          1.034               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.115          1.123               --
                                                       2005      1.103          1.115               --
                                                       2004      1.000          1.103               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.092          1.136               --
                                                       2005      1.097          1.092               --
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.109          1.273               --
                                                       2005      1.000          1.109               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.105          1.263               --
                                                       2005      1.004          1.105               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.089          1.127               --
                                                       2005      1.036          1.089               --
                                                       2004      1.000          1.036               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.117          1.275               --
                                                       2006      1.114          1.117               --
                                                       2005      1.058          1.114               --
                                                       2004      1.000          1.058               --




                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.101          1.147               --
                                                       2005      1.080          1.101           20,275
                                                       2004      1.000          1.080               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.184          1.146               --
                                                       2005      1.057          1.184               --
                                                       2004      1.000          1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.452          1.625               --
                                                       2006      1.237          1.452           13,901
                                                       2005      1.112          1.237               --
                                                       2004      1.000          1.112               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.320          1.446          116,451
                                                       2006      1.229          1.320          110,364
                                                       2005      1.085          1.229          111,863
                                                       2004      1.000          1.085              758

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.233          1.262           53,521
                                                       2006      1.097          1.233           44,828
                                                       2005      1.064          1.097           20,129
                                                       2004      1.000          1.064              766

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.346          1.328               --
                                                       2005      1.168          1.346               --
                                                       2004      1.000          1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.344          1.738               --
                                                       2005      1.286          1.344               --
                                                       2004      1.000          1.286               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.198          1.299               --
                                                       2005      1.116          1.198               --
                                                       2004      1.000          1.116               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.200          1.334               --
                                                       2005      1.118          1.200            7,071
                                                       2004      1.000          1.118              740

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.371          1.570               --
                                                       2006      1.260          1.371               --
                                                       2005      1.106          1.260               --
                                                       2004      1.000          1.106               --

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.546          1.737           16,917
                                                       2006      1.410          1.546           26,678
                                                       2005      1.226          1.410           46,585
                                                       2004      1.000          1.226           19,636

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.184          1.198               --
                                                       2006      1.027          1.184               --
                                                       2005      0.984          1.027               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.173          1.272              549
                                                       2006      1.107          1.173              552
                                                       2005      1.084          1.107              554
                                                       2004      1.000          1.084               --

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.184          1.367               --
                                                       2005      1.099          1.184           12,050
                                                       2004      1.000          1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      1.955          2.454            6,701
                                                       2006      1.566          1.955            9,036
                                                       2005      1.260          1.566           10,108
                                                       2004      1.000          1.260           11,772

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.468          1.653           21,068
                                                       2006      1.240          1.468           98,345
                                                       2005      1.155          1.240          106,151
                                                       2004      1.000          1.155           63,377

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.187          1.409               --
                                                       2005      1.118          1.187           59,083
                                                       2004      1.000          1.118               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.362          1.616               --
                                                       2006      1.233          1.362               --
                                                       2005      1.129          1.233               --
                                                       2004      1.000          1.129               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.140          1.269               --
                                                       2005      1.125          1.140           85,885
                                                       2004      1.000          1.125           64,090

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.112          1.180               --
                                                       2006      1.062          1.112               --
                                                       2005      1.025          1.062               --
                                                       2004      1.000          1.025               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.229          1.216               --
                                                       2006      1.159          1.229               --
                                                       2005      1.065          1.159               --
                                                       2004      1.000          1.065               --

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.201          1.269               --
                                                       2006      1.073          1.201               --
                                                       2005      1.055          1.073               --
                                                       2004      1.000          1.055               --

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.169          1.166               --

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.128          1.158              867
                                                       2006      1.047          1.128               --
                                                       2005      1.030          1.047               --
                                                       2004      1.000          1.030               --

  LMPVET Capital Subaccount (10/02)..................  2007      1.179          1.171          103,478
                                                       2006      1.065          1.179          103,493
                                                       2005      1.038          1.065          101,872
                                                       2004      1.000          1.038               --

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.135          1.178               --
                                                       2006      0.987          1.135               --
                                                       2005      1.015          0.987               --
                                                       2004      1.000          1.015               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.219          1.247               --
                                                       2006      1.086          1.219               --
                                                       2005      1.069          1.086               --
                                                       2004      1.000          1.069               --

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.229          1.213               --
                                                       2006      1.079          1.229               --
                                                       2005      1.057          1.079               --
                                                       2004      1.000          1.057               --

  LMPVET Global Equity Subaccount (10/02)............  2007      1.243          1.271               --
                                                       2006      1.107          1.243               --
                                                       2005      1.065          1.107               --
                                                       2004      1.000          1.065               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.291          1.308               --
                                                       2006      1.120          1.291               --
                                                       2005      1.078          1.120               --
                                                       2004      1.000          1.078               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.034          1.062               --
                                                       2006      1.014          1.034               --
                                                       2005      0.989          1.014               --
                                                       2004      1.000          0.989               --

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.292          1.349           10,957
                                                       2006      1.154          1.292               --
                                                       2005      1.093          1.154               --
                                                       2004      1.000          1.093               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.140          1.152               --
                                                       2006      1.041          1.140               --
                                                       2005      1.032          1.041               --
                                                       2004      1.000          1.032               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.309          1.404               --
                                                       2006      1.191          1.309               --
                                                       2005      1.165          1.191               --
                                                       2004      1.000          1.165               --

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      1.009          0.997               --
                                                       2006      0.995          1.009               --
                                                       2005      0.997          0.995               --
                                                       2004      1.000          0.997               --

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.098          1.092               --
                                                       2006      1.069          1.098               --
                                                       2005      1.069          1.069               --
                                                       2004      1.000          1.069               --

  LMPVIT High Income Subaccount (11/99)..............  2007      1.172          1.146           32,986
                                                       2006      1.084          1.172               --
                                                       2005      1.083          1.084               --
                                                       2004      1.000          1.083               --

  LMPVIT Money Market Subaccount (11/99).............  2007      1.014          1.038               --
                                                       2006      0.995          1.014               --
                                                       2005      0.992          0.995               --
                                                       2004      1.000          0.992               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.314          1.398               --
                                                       2006      1.194          1.314               --
                                                       2005      1.168          1.194               --
                                                       2004      1.000          1.168               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.233          1.290               --
                                                       2006      1.071          1.233               --
                                                       2005      1.056          1.071               --
                                                       2004      1.000          1.056               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.264          1.310               --
                                                       2006      1.106          1.264               --
                                                       2005      1.098          1.106            7,639
                                                       2004      1.000          1.098               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.338          1.470               --
                                                       2006      1.223          1.338           76,096
                                                       2005      1.159          1.223           77,371
                                                       2004      1.000          1.159           63,332

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.366          1.428               --
                                                       2006      1.298          1.366           64,367

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.416          1.418           65,276

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.337          1.291           11,076
                                                       2006      1.263          1.337               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.531          1.480           31,902
                                                       2006      1.398          1.531               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.353          1.720               --
                                                       2006      1.328          1.353               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.234          1.087               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.081               --
                                                       2006      1.001          1.069           43,746

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.044           34,294
                                                       2006      1.002          1.065               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.164          1.269               --
                                                       2006      1.185          1.164               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.255          1.363               --
                                                       2006      1.272          1.255               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.693          1.766           19,985

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.381          1.449           76,401
                                                       2006      1.258          1.381           57,453

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.007            8,543
                                                       2006      1.003          1.212               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.064          1.119              305

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.275          1.305           23,018
                                                       2006      1.193          1.275               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.134          1.248               --
                                                       2006      1.085          1.134               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.155          1.200           24,507
                                                       2006      1.122          1.155               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.022          0.966           82,047
                                                       2006      1.003          1.022          116,093

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.102          1.294               --
                                                       2006      1.136          1.102               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.034          1.070           59,420
                                                       2006      1.003          1.034               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.150          1.120               --
                                                       2006      1.126          1.150               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.148          1.163               --
                                                       2006      1.140          1.148               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.197          1.215               --
                                                       2006      1.174          1.197               --

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.054          1.060           29,813
                                                       2006      1.002          1.054           30,598

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.066               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.043          1.065               --
                                                       2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.048          1.066               --
                                                       2006      1.002          1.048          286,616

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.053          1.065          225,359
                                                       2006      1.002          1.053          224,275

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.201          1.219           54,046
                                                       2006      1.131          1.201           48,342

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.044          1.082           64,837
                                                       2006      0.996          1.044           36,993

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.130               --
                                                       2006      0.998          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.042          1.059               --
                                                       2006      1.061          1.042           69,629
                                                       2005      1.066          1.061           64,499
                                                       2004      1.000          1.066           60,172

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.055          1.118           55,750
                                                       2006      1.042          1.055              288
                                                       2005      1.043          1.042              261
                                                       2004      1.000          1.043              249

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.577          1.702               --
                                                       2006      1.266          1.577               --
                                                       2005      1.158          1.266               --
                                                       2004      1.000          1.158               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.422          1.514               --
                                                       2006      1.243          1.422           12,587
                                                       2005      1.192          1.243           16,915
                                                       2004      1.000          1.192               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.117          1.185               --
                                                       2005      1.053          1.117               --
                                                       2004      1.000          1.053               --

  Travelers Equity Income Subaccount (11/99).........  2006      1.121          1.174               --
                                                       2005      1.101          1.121               --
                                                       2004      1.000          1.101               --

  Travelers Large Cap Subaccount (11/99).............  2006      1.110          1.140               --
                                                       2005      1.047          1.110               --
                                                       2004      1.000          1.047               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.103          1.169               --
                                                       2005      1.044          1.103           26,398

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.015          1.015               --
                                                       2005      1.000          1.015               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.049          1.083               --
                                                       2005      1.000          1.049               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.081          1.124               --
                                                       2005      1.017          1.081          456,630

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.026          1.043               --
                                                       2005      1.010          1.026               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.016          1.003               --
                                                       2005      1.028          1.016               --
                                                       2004      1.000          1.028               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.227          1.298               --
                                                       2005      1.123          1.227           79,209
                                                       2004      1.000          1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.077          1.136               --
                                                       2005      1.072          1.077               --
                                                       2004      1.000          1.072               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.099          1.131               --
                                                       2005      1.095          1.099           82,443
                                                       2004      1.000          1.095              983

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.168          1.258               --
                                                       2005      1.125          1.168               --
                                                       2004      1.000          1.125               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.221          1.398               --
                                                       2005      1.144          1.221               --
                                                       2004      1.000          1.144               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.128          1.193               --
                                                       2005      1.092          1.128               --
                                                       2004      1.000          1.092               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.034          1.085               --
                                                       2005      1.000          1.034               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.114          1.122               --
                                                       2005      1.103          1.114               --
                                                       2004      1.000          1.103               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.091          1.135               --
                                                       2005      1.097          1.091               --
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.109          1.272               --
                                                       2005      1.000          1.109               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.263               --
                                                       2005      1.004          1.104               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.088          1.126               --
                                                       2005      1.035          1.088               --
                                                       2004      1.000          1.035               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.116          1.272               --
                                                       2006      1.113          1.116               --
                                                       2005      1.058          1.113               --
                                                       2004      1.000          1.058               --

                   VINTAGE L -- SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Growth and Income Subaccount
  (Class B) (5/02)...................................  2006      1.234          1.286               --
                                                       2005      1.211          1.234               --
                                                       2004      1.118          1.211               --
                                                       2003      1.000          1.118               --

  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (11/99)..................................  2006      1.288          1.247               --
                                                       2005      1.151          1.288               --
                                                       2004      1.091          1.151               --
                                                       2003      1.000          1.091               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.709          1.912          140,579
                                                       2006      1.457          1.709          141,805
                                                       2005      1.310          1.457          130,824
                                                       2004      1.185          1.310          132,455
                                                       2003      1.000          1.185           14,783

  American Funds Growth Subaccount (Class 2)
  (11/99)............................................  2007      1.528          1.673          246,983
                                                       2006      1.423          1.528          255,519
                                                       2005      1.257          1.423          231,114
                                                       2004      1.147          1.257          252,460
                                                       2003      1.000          1.147           52,996

  American Funds Growth-Income Subaccount (Class 2)
  (11/99)............................................  2007      1.425          1.458          254,998
                                                       2006      1.269          1.425          289,320
                                                       2005      1.231          1.269          263,272
                                                       2004      1.144          1.231          284,717
                                                       2003      1.000          1.144           90,555

Capital Appreciation Fund
  Capital Appreciation Fund (6/02)...................  2006      1.532          1.511               --
                                                       2005      1.330          1.532               --
                                                       2004      1.142          1.330               --
                                                       2003      1.000          1.142               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/02).............................................  2006      1.525          1.971               --
                                                       2005      1.460          1.525               --
                                                       2004      1.141          1.460               --
                                                       2003      1.000          1.141               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (11/03)................................  2006      1.282          1.389               --
                                                       2005      1.194          1.282            8,434
                                                       2004      1.073          1.194               --
                                                       2003      1.000          1.073               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (11/03)................................  2006      1.279          1.421               --
                                                       2005      1.192          1.279               --
                                                       2004      1.066          1.192               --
                                                       2003      1.000          1.066               --

Fidelity(R) Variable Insurance Products
  VIP Contrafund(R) Subaccount (Service Class)
  (11/99)............................................  2007      1.584          1.814           33,387
                                                       2006      1.457          1.584           47,427
                                                       2005      1.280          1.457           49,768
                                                       2004      1.139          1.280           53,535
                                                       2003      1.000          1.139           23,369

  VIP Mid Cap Subaccount (Service Class 2) (5/02)....  2007      1.829          2.055            1,211
                                                       2006      1.670          1.829            1,214
                                                       2005      1.452          1.670              776
                                                       2004      1.195          1.452               --
                                                       2003      1.000          1.195               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Income Securities Subaccount (Class
  2) (5/05)..........................................  2007      1.183          1.196               --
                                                       2006      1.027          1.183               --
                                                       2005      0.984          1.027               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.398          1.515            4,453
                                                       2006      1.320          1.398            4,453
                                                       2005      1.293          1.320            4,453
                                                       2004      1.190          1.293            4,453
                                                       2003      1.000          1.190            4,453

  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (5/02)..........................................  2006      1.318          1.521               --
                                                       2005      1.224          1.318           52,376
                                                       2004      1.115          1.224           45,881
                                                       2003      1.000          1.115           24,126

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (5/03)........................  2007      2.373          2.978               --
                                                       2006      1.902          2.373               --
                                                       2005      1.531          1.902               --
                                                       2004      1.260          1.531               --
                                                       2003      1.000          1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.721          1.936            8,134
                                                       2006      1.454          1.721           18,999
                                                       2005      1.355          1.454           19,080
                                                       2004      1.173          1.355           18,261
                                                       2003      1.000          1.173           13,468

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (7/02)...................................  2006      1.390          1.649               --
                                                       2005      1.310          1.390           13,531
                                                       2004      1.159          1.310            1,520
                                                       2003      1.000          1.159               --

Janus Aspen Series
  Janus Aspen Mid Cap Growth Subaccount (Service
  Shares) (5/00).....................................  2007      1.612          1.912               --
                                                       2006      1.460          1.612               --
                                                       2005      1.337          1.460               --
                                                       2004      1.139          1.337               --
                                                       2003      1.000          1.139               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (5/03)......  2006      1.328          1.477               --
                                                       2005      1.310          1.328               --
                                                       2004      1.171          1.310               --
                                                       2003      1.000          1.171               --

Legg Mason Partners Investment Series
  LMPIS Premier Selections All Cap Growth Subaccount
  (5/01).............................................  2007      1.248          1.324               --
                                                       2006      1.193          1.248               --
                                                       2005      1.152          1.193               --
                                                       2004      1.149          1.152               --
                                                       2003      1.000          1.149               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class I)
  (11/99)............................................  2007      1.400          1.385           73,614
                                                       2006      1.321          1.400           84,806
                                                       2005      1.214          1.321           81,514
                                                       2004      1.134          1.214           81,543
                                                       2003      1.000          1.134           71,394

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Appreciation Subaccount (Class I) (11/99)...  2007      1.346          1.422           17,060
                                                       2006      1.203          1.346           17,066
                                                       2005      1.184          1.203           17,151
                                                       2004      1.117          1.184           17,157
                                                       2003      1.000          1.117           16,356

  LMPVET Appreciation Subaccount (Class II) (11/07)..  2007      1.318          1.314           23,010

  LMPVET Capital and Income Subaccount (Class II)
  (10/02)............................................  2007      1.216          1.248          255,213
                                                       2006      1.130          1.216          454,389
                                                       2005      1.112          1.130          674,818
                                                       2004      1.087          1.112          462,376
                                                       2003      1.000          1.087           83,053

  LMPVET Capital Subaccount (10/02)..................  2007      1.329          1.319          458,090
                                                       2006      1.200          1.329          472,044
                                                       2005      1.170          1.200          514,269
                                                       2004      1.126          1.170          515,656
                                                       2003      1.000          1.126          148,388

  LMPVET Dividend Strategy Subaccount (5/01).........  2007      1.237          1.283            5,373
                                                       2006      1.077          1.237            5,373
                                                       2005      1.107          1.077            5,957
                                                       2004      1.099          1.107            2,540
                                                       2003      1.000          1.099               --

  LMPVET Equity Index Subaccount (Class II) (11/99)..  2007      1.380          1.410           43,564
                                                       2006      1.230          1.380           47,338
                                                       2005      1.211          1.230           47,715
                                                       2004      1.127          1.211           61,266
                                                       2003      1.000          1.127           19,639

  LMPVET Fundamental Value Subaccount (Class I)
  (12/99)............................................  2007      1.429          1.410          102,753
                                                       2006      1.256          1.429           98,450
                                                       2005      1.230          1.256           95,760
                                                       2004      1.166          1.230           97,447
                                                       2003      1.000          1.166           52,593

  LMPVET Global Equity Subaccount (10/02)............  2007      1.424          1.456           23,096
                                                       2006      1.269          1.424           55,856
                                                       2005      1.222          1.269           58,926
                                                       2004      1.138          1.222           58,675
                                                       2003      1.000          1.138           24,738

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Investors Subaccount (Class I) (11/99)......  2007      1.472          1.490            2,058
                                                       2006      1.278          1.472            2,060
                                                       2005      1.231          1.278            2,063
                                                       2004      1.145          1.231            1,563
                                                       2003      1.000          1.145               --

  LMPVET Large Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.192          1.222           24,702
                                                       2006      1.169          1.192           24,707
                                                       2005      1.140          1.169           24,714
                                                       2004      1.166          1.140           24,720
                                                       2003      1.000          1.166           24,722

  LMPVET Mid Cap Core Subaccount (Class I) (11/99)...  2007      1.468          1.533               --
                                                       2006      1.313          1.468               --
                                                       2005      1.244          1.313               --
                                                       2004      1.156          1.244               --
                                                       2003      1.000          1.156               --

  LMPVET Multiple Discipline Subaccount-Large Cap
  Growth and Value (10/02)...........................  2007      1.286          1.299               --
                                                       2006      1.175          1.286           23,033
                                                       2005      1.165          1.175           23,449
                                                       2004      1.120          1.165           19,488
                                                       2003      1.000          1.120               --

  LMPVET Small Cap Growth Subaccount (Class I)
  (11/99)............................................  2007      1.554          1.666           12,808
                                                       2006      1.415          1.554           12,808
                                                       2005      1.384          1.415           12,808
                                                       2004      1.234          1.384           12,808
                                                       2003      1.000          1.234           12,808

Legg Mason Partners Variable Income Trust
  LMPVIT Adjustable Rate Income Subaccount (9/03)....  2007      0.993          0.981           22,377
                                                       2006      0.979          0.993           37,291
                                                       2005      0.982          0.979           41,195
                                                       2004      0.996          0.982           63,731
                                                       2003      1.000          0.996           29,937

  LMPVIT Diversified Srategic Income Subaccount
  (11/99)............................................  2007      1.126          1.119           19,841
                                                       2006      1.097          1.126           19,843
                                                       2005      1.097          1.097           20,117
                                                       2004      1.055          1.097           17,356
                                                       2003      1.000          1.055            6,423

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVIT High Income Subaccount (11/99)..............  2007      1.279          1.250           55,197
                                                       2006      1.183          1.279           64,537
                                                       2005      1.183          1.183           66,558
                                                       2004      1.099          1.183           67,955
                                                       2003      1.000          1.099            2,317

  LMPVIT Money Market Subaccount (11/99).............  2007      0.996          1.018               --
                                                       2006      0.977          0.996               --
                                                       2005      0.975          0.977               --
                                                       2004      0.992          0.975               --
                                                       2003      1.000          0.992               --

Legg Mason Partners Variable Portfolios V
  LMPVPV Small Cap Growth Opportunities Subaccount
  (Class I) (5/01)...................................  2007      1.560          1.660               --
                                                       2006      1.419          1.560            3,347
                                                       2005      1.388          1.419            3,347
                                                       2004      1.232          1.388            3,347
                                                       2003      1.000          1.232            3,347

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (11/99)........  2007      1.438          1.503               --
                                                       2006      1.249          1.438            5,310
                                                       2005      1.232          1.249           39,766
                                                       2004      1.168          1.232           39,766
                                                       2003      1.000          1.168               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (5/03).............................................  2007      1.436          1.488               --
                                                       2006      1.257          1.436           59,803
                                                       2005      1.249          1.257           60,169
                                                       2004      1.138          1.249           56,426
                                                       2003      1.000          1.138           34,762

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2007      1.608          1.766               --
                                                       2006      1.470          1.608           21,655
                                                       2005      1.394          1.470           21,655
                                                       2004      1.153          1.394           14,386
                                                       2003      1.000          1.153           14,386

Met Investors Series Trust
  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2007      1.492          1.560               --
                                                       2006      1.419          1.492               --

  MIST BlackRock Large-Cap Core Subaccount (Class E)
  (4/07).............................................  2007      1.547          1.548               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.336          1.289               --
                                                       2006      1.262          1.336               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2007      1.744          1.684               --
                                                       2006      1.593          1.744               --

  MIST Janus Forty Subaccount (Class A) (4/06).......  2007      1.539          1.956               --
                                                       2006      1.511          1.539               --

  MIST Lazard Mid-Cap Subaccount (Class B) (4/07)....  2007      1.233          1.085               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06)...................................  2007      1.069          1.080          148,374
                                                       2006      1.001          1.069           73,140

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2007      1.065          1.043           32,720
                                                       2006      1.002          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2007      1.299          1.416              783
                                                       2006      1.324          1.299              785

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2007      1.254          1.361            1,778
                                                       2006      1.272          1.254            1,778

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.947          2.031               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)......  2007      1.365          1.432               --
                                                       2006      1.244          1.365               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2007      1.212          1.006               --
                                                       2006      1.003          1.212               --

  MIST PIMCO Inflation Protected Bond Subaccount
  (Class A) (4/07)...................................  2007      1.104          1.161           24,778

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2007      1.421          1.453            3,409
                                                       2006      1.330          1.421            3,409

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2007      1.134          1.247               --
                                                       2006      1.084          1.134               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2007      1.137          1.182               --
                                                       2006      1.105          1.137               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2007      1.022          0.965            9,030
                                                       2006      1.003          1.022              958

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2007      1.290          1.513               --
                                                       2006      1.330          1.290               --

  MSF BlackRock Bond Income Subaccount (Class E)
  (4/06).............................................  2007      1.035          1.070               --
                                                       2006      1.004          1.035               --

  MSF Capital Guardian U.S. Equity Subaccount (Class
  A) (4/06)..........................................  2007      1.265          1.231               --
                                                       2006      1.239          1.265               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2007      1.274          1.290               --
                                                       2006      1.266          1.274               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2007      1.314          1.333           12,406
                                                       2006      1.290          1.314           16,135

  MSF MetLife Aggressive Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.053          1.060               --
                                                       2006      1.002          1.053               --

  MSF MetLife Conservative Allocation Subaccount
  (Class B) (4/06)...................................  2007      1.036          1.065               --
                                                       2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (Class B) (4/06)........................  2007      1.042          1.064               --
                                                       2006      1.002          1.042               --

  MSF MetLife Moderate Allocation Subaccount (Class
  B) (4/06)..........................................  2007      1.047          1.065               --
                                                       2006      1.002          1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (Class B) (4/06)........................  2007      1.052          1.065            3,143
                                                       2006      1.002          1.052            3,143

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06).............................................  2007      1.281          1.300          165,036
                                                       2006      1.207          1.281          165,048

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2007      1.044          1.081           32,218
                                                       2006      0.996          1.044           32,218

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2007      1.062          1.129               --
                                                       2006      0.998          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (5/03)......................................  2007      1.081          1.099               --
                                                       2006      1.102          1.081           24,778
                                                       2005      1.107          1.102           24,778
                                                       2004      1.044          1.107           24,778
                                                       2003      1.000          1.044            8,388

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/01)......................................  2007      1.055          1.118           66,601
                                                       2006      1.043          1.055           66,609
                                                       2005      1.045          1.043           72,764
                                                       2004      1.022          1.045           72,778
                                                       2003      1.000          1.022           18,097

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/01).........................................  2007      1.814          1.958               --
                                                       2006      1.458          1.814               --
                                                       2005      1.334          1.458               --
                                                       2004      1.178          1.334               --
                                                       2003      1.000          1.178               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/01).............................................  2007      1.809          1.925               --
                                                       2006      1.582          1.809            4,533
                                                       2005      1.517          1.582            4,533
                                                       2004      1.234          1.517            4,533
                                                       2003      1.000          1.234            4,533

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (6/01).............................................  2006      1.247          1.324               --
                                                       2005      1.177          1.247              788
                                                       2004      1.134          1.177              790
                                                       2003      1.000          1.134              791

  Travelers Equity Income Subaccount (11/99).........  2006      1.232          1.290               --
                                                       2005      1.210          1.232           17,027
                                                       2004      1.130          1.210           12,164
                                                       2003      1.000          1.130            3,725

  Travelers Large Cap Subaccount (11/99).............  2006      1.232          1.266               --
                                                       2005      1.164          1.232               --
                                                       2004      1.121          1.164               --
                                                       2003      1.000          1.121               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (6/05)..................................  2006      1.103          1.169               --
                                                       2005      1.044          1.103               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.014          1.015               --
                                                       2005      1.000          1.014               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.048          1.082               --
                                                       2005      1.000          1.048               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.081          1.124               --
                                                       2005      1.017          1.081            3,105

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (8/05).....................  2006      1.026          1.042               --
                                                       2005      1.010          1.026               --

  Travelers Managed Income Subaccount (11/99)........  2006      1.017          1.004               --
                                                       2005      1.029          1.017               --
                                                       2004      1.027          1.029               --
                                                       2003      1.000          1.027               --

  Travelers Mercury Large Cap Core Subaccount
  (11/99)............................................  2006      1.341          1.419               --
                                                       2005      1.228          1.341               --
                                                       2004      1.087          1.228               --
                                                       2003      1.000          1.087               --

  Travelers MFS(R) Mid Cap Growth Subaccount (6/02)..  2006      1.261          1.330               --
                                                       2005      1.256          1.261               --
                                                       2004      1.130          1.256               --
                                                       2003      1.000          1.130               --

  Travelers MFS(R) Total Return Subaccount (11/99)...  2006      1.173          1.207               --
                                                       2005      1.169          1.173          165,059
                                                       2004      1.076          1.169          154,091
                                                       2003      1.000          1.076           92,014

  Travelers MFS(R) Value Subaccount (5/04)...........  2006      1.155          1.244               --
                                                       2005      1.113          1.155               --
                                                       2004      0.972          1.113               --

  Travelers Mondrian International Stock Subaccount
  (8/02).............................................  2006      1.392          1.593               --
                                                       2005      1.304          1.392               --
                                                       2004      1.156          1.304               --
                                                       2003      1.000          1.156               --

  Travelers Pioneer Fund Subaccount (5/03)...........  2006      1.258          1.330               --
                                                       2005      1.218          1.258            3,779
                                                       2004      1.125          1.218               --
                                                       2003      1.000          1.125               --

  Travelers Pioneer Mid Cap Value Subaccount (6/05)..  2006      1.034          1.084               --
                                                       2005      1.000          1.034               --

                                       VINTAGE L -- SEPARATE ACCOUNT
                                         CHARGES 2.60% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Strategic Income Subaccount
  (5/04).............................................  2006      1.098          1.105               --
                                                       2005      1.087          1.098               --
                                                       2004      0.982          1.087               --

  Travelers Strategic Equity Subaccount (11/99)......  2006      1.190          1.238               --
                                                       2005      1.197          1.190               --
                                                       2004      1.114          1.197            6,418
                                                       2003      1.000          1.114            3,281

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)..................................  2006      1.108          1.272               --
                                                       2005      1.000          1.108            1,971

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)..................................  2006      1.104          1.262               --
                                                       2005      1.004          1.104               --

  Travelers Van Kampen Enterprise Subaccount
  (11/99)............................................  2006      1.197          1.239               --
                                                       2005      1.140          1.197               --
                                                       2004      1.126          1.140               --
                                                       2003      1.000          1.126               --

Van Kampen Life Investment Trust
  Van Kampen LIT Strategic Growth Subaccount (Class
  I) (11/99).........................................  2007      1.224          1.394           14,111
                                                       2006      1.221          1.224           14,111
                                                       2005      1.161          1.221           14,111
                                                       2004      1.113          1.161           14,111
                                                       2003      1.000          1.113           14,111




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation Portfolio was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities VI Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton Variable Insurance Products Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate-Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-Met/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Managed Income Portfolio merged into Metropolitan Series Fund, Inc..-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Van Kampen Enterprise Portfolio merged into Metropolitan Series Fund, Inc.-Capital Guardian U.S. Equity Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Investment Series-Legg Mason Partners Variable Premier Selections All Cap Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios V-Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Growth and Income Portfolio was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Lord Abbett Series Fund, Inc.-Lord Abbett Mid-Cap Value Portfolio was replaced by Met Investors Series Trust-Lord Abbett Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class A was exchanged for Met Investors Series Trust-BlackRock Large-Cap Core Portfolio -- Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Lazard Mid-Cap Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, PIMCO Variable Insurance Trust-Real Return Portfolio was replaced by Met Investors Series Trust-PIMCO Inflation Protected Bond Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT International Equity Fund was replaced by Met Investors Series Trust-MFS(R) Research International Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Putnam Variable Trust-Putnam VT Small Cap Value Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Multiple Discipline Portfolio -- Large Cap Growth and Value merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Appreciation Portfolio and is no longer available as a funding option.

            CONDENSED FINANCIAL INFORMATION -- PIONEER ANNUISTAR FLEX

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.190          1.266               --
                                                       2006      1.144          1.190               --
                                                       2005      1.075          1.144               --
                                                       2004      1.032          1.075               --
                                                       2003      1.000          1.032               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.328          1.423               --
                                                       2006      1.221          1.328               --
                                                       2005      1.161          1.221               --
                                                       2004      1.043          1.161               --
                                                       2003      1.000          1.043               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.308          1.247               --
                                                       2006      1.139          1.308               --
                                                       2005      1.124          1.139               --
                                                       2004      1.033          1.124               --
                                                       2003      1.000          1.033               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.558          1.699            8,785
                                                       2006      1.463          1.558            8,788
                                                       2005      1.424          1.463            8,791
                                                       2004      1.303          1.424            8,794
                                                       2003      0.969          1.303           12,822
                                                       2002      1.000          0.969               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.914          2.166           31,814
                                                       2006      1.608          1.914           31,820
                                                       2005      1.489          1.608           31,827
                                                       2004      1.281          1.489           29,138
                                                       2003      0.989          1.281           42,256
                                                       2002      1.000          0.989               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.346          1.293               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.376          1.377          106,659

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.701          1.625           18,150

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.232          1.289               --
                                                       2006      1.066          1.232               --
                                                       2005      1.026          1.066               --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.226          1.259               --
                                                       2006      1.114          1.226               --
                                                       2005      1.104          1.114               --
                                                       2004      1.038          1.104               --
                                                       2003      1.028          1.038               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.314          1.358               --
                                                       2006      1.211          1.314               --
                                                       2005      1.126          1.211               --
                                                       2004      1.056          1.126               --
                                                       2003      1.036          1.056               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.251          1.302               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.113          2.213               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.005          1.126               --
                                                       2006      1.000          1.005               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.013          1.043               --
                                                       2006      0.993          1.013               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.977               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.049          1.093               --
                                                       2006      0.996          1.049               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.986          0.993               --
                                                       2005      0.978          0.986               --
                                                       2004      0.987          0.978               --
                                                       2003      1.000          0.987               --
                                                       2002      1.000          1.000               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.130          1.180               --
                                                       2005      1.100          1.130               --
                                                       2004      1.052          1.100               --
                                                       2003      1.000          1.052               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.407          1.530               --
                                                       2005      1.259          1.407               --
                                                       2004      1.080          1.259               --
                                                       2003      1.000          1.080               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.021          1.056               --
                                                       2006      1.010          1.021               --
                                                       2005      1.012          1.010               --
                                                       2004      1.002          1.012               --
                                                       2003      1.000          1.002               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.990          1.109               --
                                                       2005      0.998          0.990               --
                                                       2004      1.000          0.998               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.077          1.141               --
                                                       2005      1.059          1.077               --
                                                       2004      1.033          1.059               --
                                                       2003      1.000          1.033               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.261          1.315               --
                                                       2006      1.098          1.261               --
                                                       2005      0.990          1.098               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.345          3.274               --
                                                       2006      1.765          2.345               --
                                                       2005      1.309          1.765               --
                                                       2004      1.125          1.309               --
                                                       2003      1.000          1.125               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.498          1.476               --
                                                       2006      1.251          1.498               --
                                                       2005      1.210          1.251               --
                                                       2004      1.064          1.210               --
                                                       2003      1.000          1.064               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.168          1.281               --
                                                       2006      0.999          1.168               --
                                                       2005      1.000          0.999               --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.340          1.695               --
                                                       2005      1.268          1.340               --
                                                       2004      1.094          1.268               --
                                                       2003      1.000          1.094               --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.356          1.393               --
                                                       2006      1.189          1.356               --
                                                       2005      1.145          1.189               --
                                                       2004      1.053          1.145               --
                                                       2003      1.035          1.053               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.146          1.147               --
                                                       2006      1.044          1.146               --
                                                       2005      1.011          1.044               --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.145          1.185               --
                                                       2006      1.079          1.145               --
                                                       2005      1.082          1.079               --
                                                       2004      1.025          1.082               --
                                                       2003      1.021          1.025               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.217          1.255               --
                                                       2006      1.085          1.217               --
                                                       2005      1.057          1.085               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.181          1.224               --
                                                       2006      1.069          1.181               --
                                                       2005      1.035          1.069               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.137          1.177               --
                                                       2006      1.048          1.137               --
                                                       2005      1.000          1.048               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.160          1.222               --
                                                       2006      1.086          1.160               --
                                                       2005      1.073          1.086               --
                                                       2004      1.029          1.073               --
                                                       2003      1.000          1.029               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.721          1.910               --
                                                       2006      1.432          1.721               --
                                                       2005      1.268          1.432               --
                                                       2004      1.093          1.268               --
                                                       2003      1.000          1.093               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.457          1.505               --
                                                       2006      1.324          1.457               --
                                                       2005      1.255          1.324               --
                                                       2004      1.051          1.255               --
                                                       2003      1.000          1.051               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.166          1.236               --
                                                       2006      1.157          1.166               --
                                                       2005      1.092          1.157               --
                                                       2004      1.039          1.092               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      2.087          1.655               --
                                                       2006      1.560          2.087               --
                                                       2005      1.385          1.560               --
                                                       2004      1.044          1.385               --
                                                       2003      1.000          1.044               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.159          1.366               --
                                                       2006      1.097          1.159               --
                                                       2005      1.070          1.097               --
                                                       2004      1.041          1.070               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.521          1.383               --
                                                       2006      1.359          1.521               --
                                                       2005      1.248          1.359               --
                                                       2004      1.062          1.248               --
                                                       2003      1.000          1.062               --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.148          1.217               --
                                                       2005      1.152          1.148               --
                                                       2004      1.038          1.152               --
                                                       2003      1.000          1.038               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.154          1.201               --
                                                       2006      1.108          1.154               --
                                                       2005      1.103          1.108               --
                                                       2004      1.024          1.103               --
                                                       2003      1.000          1.024               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.00% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.341          1.338               --
                                                       2006      1.189          1.341               --
                                                       2005      1.159          1.189               --
                                                       2004      1.061          1.159               --
                                                       2003      1.000          1.061               --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.188          1.264               --
                                                       2006      1.143          1.188               --
                                                       2005      1.075          1.143               --
                                                       2004      1.032          1.075               --
                                                       2003      1.000          1.032               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.326          1.420               --
                                                       2006      1.220          1.326               --
                                                       2005      1.161          1.220               --
                                                       2004      1.043          1.161               --
                                                       2003      1.000          1.043               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.306          1.245               --
                                                       2006      1.138          1.306               --
                                                       2005      1.123          1.138           57,642
                                                       2004      1.033          1.123           48,287
                                                       2003      1.000          1.033               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.376          1.500          155,240
                                                       2006      1.292          1.376          174,864
                                                       2005      1.259          1.292          125,936
                                                       2004      1.153          1.259          171,589
                                                       2003      0.857          1.153          155,747
                                                       2002      1.227          0.857          175,953
                                                       2001      1.000          1.227            1,300

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.747          1.976          628,651
                                                       2006      1.469          1.747          742,987
                                                       2005      1.361          1.469          810,097
                                                       2004      1.172          1.361          886,919
                                                       2003      0.904          1.172          503,783
                                                       2002      1.134          0.904          319,815
                                                       2001      1.000          1.134           47,591

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.344          1.290               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.454          1.454          980,180

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.588          1.517          981,774

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.231          1.288               --
                                                       2006      1.066          1.231               --
                                                       2005      1.026          1.066               --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.224          1.257               --
                                                       2006      1.113          1.224            8,222
                                                       2005      1.103          1.113               --
                                                       2004      1.038          1.103               --
                                                       2003      1.000          1.038               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.312          1.356               --
                                                       2006      1.209          1.312               --
                                                       2005      1.126          1.209               --
                                                       2004      1.056          1.126               --
                                                       2003      1.000          1.056               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.249          1.299               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.945          2.036          149,493

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.005          1.125               --
                                                       2006      1.000          1.005               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.006          1.035          396,878
                                                       2006      0.987          1.006          511,478

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.976               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.049          1.092           12,714
                                                       2006      0.996          1.049           12,714

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.980          0.987               --
                                                       2005      0.972          0.980          120,340
                                                       2004      0.982          0.972          320,499
                                                       2003      0.995          0.982          486,707
                                                       2002      0.999          0.995          187,176

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.129          1.178               --
                                                       2005      1.099          1.129           39,466
                                                       2004      1.052          1.099           33,071
                                                       2003      1.000          1.052               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.406          1.528               --
                                                       2005      1.258          1.406           62,943
                                                       2004      1.080          1.258           53,097
                                                       2003      1.000          1.080               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.019          1.054               --
                                                       2006      1.009          1.019               --
                                                       2005      1.012          1.009               --
                                                       2004      1.002          1.012               --
                                                       2003      1.000          1.002               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.989          1.108               --
                                                       2005      0.998          0.989               --
                                                       2004      1.000          0.998               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.075          1.139               --
                                                       2005      1.058          1.075               --
                                                       2004      1.033          1.058               --
                                                       2003      1.000          1.033               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091           33,547

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.260          1.313               --
                                                       2006      1.097          1.260               --
                                                       2005      0.990          1.097               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.341          3.267            2,700
                                                       2006      1.764          2.341               --
                                                       2005      1.308          1.764               --
                                                       2004      1.125          1.308               --
                                                       2003      1.000          1.125               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.496          1.473            8,194
                                                       2006      1.250          1.496            8,194
                                                       2005      1.209          1.250           62,234
                                                       2004      1.064          1.209           52,241
                                                       2003      1.000          1.064               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.167          1.279               --
                                                       2006      0.999          1.167               --
                                                       2005      1.000          0.999               --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.338          1.693               --
                                                       2005      1.267          1.338               --
                                                       2004      1.094          1.267               --
                                                       2003      1.000          1.094               --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.354          1.390          175,675
                                                       2006      1.188          1.354           88,846
                                                       2005      1.144          1.188           67,134
                                                       2004      1.053          1.144           69,628
                                                       2003      1.000          1.053               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.145          1.146               --
                                                       2006      1.044          1.145               --
                                                       2005      1.011          1.044               --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.143          1.182           79,071
                                                       2006      1.078          1.143           80,812
                                                       2005      1.082          1.078          155,881
                                                       2004      1.024          1.082           94,940
                                                       2003      1.000          1.024               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.216          1.253               --
                                                       2006      1.085          1.216               --
                                                       2005      1.057          1.085               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.180          1.222          123,957
                                                       2006      1.069          1.180          154,095
                                                       2005      1.035          1.069               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.136          1.176           17,089
                                                       2006      1.048          1.136           11,667
                                                       2005      1.000          1.048               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.158          1.219               --
                                                       2006      1.085          1.158               --
                                                       2005      1.073          1.085               --
                                                       2004      1.029          1.073               --
                                                       2003      1.000          1.029               --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.718          1.906           13,737
                                                       2006      1.431          1.718               --
                                                       2005      1.268          1.431               --
                                                       2004      1.093          1.268               --
                                                       2003      1.000          1.093               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.455          1.501           41,071
                                                       2006      1.323          1.455           42,170
                                                       2005      1.254          1.323           32,483
                                                       2004      1.051          1.254           33,692
                                                       2003      1.000          1.051               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.165          1.234           12,148
                                                       2006      1.156          1.165           12,148
                                                       2005      1.091          1.156          112,288
                                                       2004      1.039          1.091           94,165

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      2.084          1.651               --
                                                       2006      1.558          2.084               --
                                                       2005      1.385          1.558               --
                                                       2004      1.044          1.385               --
                                                       2003      1.000          1.044               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.158          1.363               --
                                                       2006      1.096          1.158               --
                                                       2005      1.069          1.096               --
                                                       2004      1.041          1.069               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.518          1.381           19,984
                                                       2006      1.358          1.518           20,533
                                                       2005      1.247          1.358           89,336
                                                       2004      1.062          1.247           16,661
                                                       2003      1.000          1.062               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.05% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.147          1.216               --
                                                       2005      1.152          1.147               --
                                                       2004      1.038          1.152               --
                                                       2003      1.000          1.038               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.152          1.198           55,156
                                                       2006      1.107          1.152          203,880
                                                       2005      1.103          1.107           76,461
                                                       2004      1.024          1.103           66,703
                                                       2003      1.000          1.024               --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.339          1.335               --
                                                       2006      1.188          1.339           92,637
                                                       2005      1.158          1.188           92,637
                                                       2004      1.061          1.158           92,637
                                                       2003      1.000          1.061               --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.186          1.262               --
                                                       2006      1.142          1.186          161,608
                                                       2005      1.074          1.142               --
                                                       2004      1.032          1.074               --
                                                       2003      1.000          1.032               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.324          1.417               --
                                                       2006      1.219          1.324               --
                                                       2005      1.160          1.219               --
                                                       2004      1.043          1.160               --
                                                       2003      1.000          1.043               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.304          1.242            3,412
                                                       2006      1.137          1.304            3,307
                                                       2005      1.122          1.137               --
                                                       2004      1.033          1.122               --
                                                       2003      1.000          1.033               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.422          1.548          122,217
                                                       2006      1.336          1.422          122,413
                                                       2005      1.302          1.336           95,391
                                                       2004      1.192          1.302           73,991
                                                       2003      1.000          1.192           72,821

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.750          1.979          117,193
                                                       2006      1.472          1.750           87,893
                                                       2005      1.364          1.472           60,925
                                                       2004      1.175          1.364               --
                                                       2003      1.000          1.175               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.342          1.288               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.276          1.276          607,987

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.510          1.441           74,293

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.230          1.287               --
                                                       2006      1.065          1.230           49,635
                                                       2005      1.026          1.065               --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.222          1.255               --
                                                       2006      1.112          1.222               --
                                                       2005      1.103          1.112               --
                                                       2004      1.038          1.103               --
                                                       2003      1.028          1.038               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.310          1.354               --
                                                       2006      1.208          1.310               --
                                                       2005      1.125          1.208               --
                                                       2004      1.056          1.125               --
                                                       2003      1.036          1.056               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.246          1.297          161,608

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.984          2.077               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.005          1.124          122,387
                                                       2006      1.000          1.005          122,398

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.017          1.046            9,494
                                                       2006      0.998          1.017               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.976               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.048          1.091           19,763
                                                       2006      0.996          1.048           19,763

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.991          0.998               --
                                                       2005      0.984          0.991               --
                                                       2004      0.994          0.984               --
                                                       2003      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.128          1.177               --
                                                       2005      1.098          1.128               --
                                                       2004      1.052          1.098               --
                                                       2003      1.000          1.052               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.404          1.526               --
                                                       2005      1.257          1.404               --
                                                       2004      1.080          1.257               --
                                                       2003      1.000          1.080               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.018          1.052               --
                                                       2006      1.008          1.018            9,170
                                                       2005      1.011          1.008            6,366
                                                       2004      1.002          1.011               --
                                                       2003      1.000          1.002               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.988          1.106               --
                                                       2005      0.997          0.988               --
                                                       2004      1.000          0.997               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.074          1.137               --
                                                       2005      1.058          1.074               --
                                                       2004      1.033          1.058               --
                                                       2003      1.000          1.033               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.091            9,568

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.258          1.311           67,476
                                                       2006      1.097          1.258           67,551
                                                       2005      0.990          1.097           64,769

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.338          3.261           11,164
                                                       2006      1.762          2.338           11,870
                                                       2005      1.307          1.762            2,877
                                                       2004      1.125          1.307               --
                                                       2003      1.000          1.125               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.493          1.470           15,426
                                                       2006      1.249          1.493           15,147
                                                       2005      1.208          1.249            7,324
                                                       2004      1.064          1.208               --
                                                       2003      1.000          1.064               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.166          1.278               --
                                                       2006      0.998          1.166               --
                                                       2005      1.000          0.998               --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.337          1.690               --
                                                       2005      1.266          1.337               --
                                                       2004      1.094          1.266               --
                                                       2003      1.000          1.094               --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.352          1.387           13,399
                                                       2006      1.186          1.352               --
                                                       2005      1.144          1.186               --
                                                       2004      1.053          1.144               --
                                                       2003      1.035          1.053               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.144          1.144               --
                                                       2006      1.043          1.144               --
                                                       2005      1.011          1.043               --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.141          1.180               --
                                                       2006      1.077          1.141               --
                                                       2005      1.081          1.077               --
                                                       2004      1.024          1.081               --
                                                       2003      1.021          1.024               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.215          1.251           41,764
                                                       2006      1.084          1.215           41,788
                                                       2005      1.057          1.084           11,721

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.179          1.221          147,677
                                                       2006      1.069          1.179          143,169
                                                       2005      1.035          1.069           61,888

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.135          1.174          132,754
                                                       2006      1.048          1.135          179,873
                                                       2005      1.000          1.048           56,479

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.157          1.217               --
                                                       2006      1.083          1.157               --
                                                       2005      1.072          1.083               --
                                                       2004      1.029          1.072               --
                                                       2003      1.000          1.029               --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.716          1.903           15,705
                                                       2006      1.429          1.716           15,705
                                                       2005      1.267          1.429               --
                                                       2004      1.093          1.267               --
                                                       2003      1.000          1.093               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.453          1.498            6,085
                                                       2006      1.321          1.453            6,255
                                                       2005      1.254          1.321           41,713
                                                       2004      1.051          1.254               --
                                                       2003      1.000          1.051               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.163          1.231           25,178
                                                       2006      1.155          1.163           25,221
                                                       2005      1.091          1.155           24,857
                                                       2004      1.039          1.091               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      2.080          1.648               --
                                                       2006      1.557          2.080               --
                                                       2005      1.384          1.557               --
                                                       2004      1.044          1.384               --
                                                       2003      1.000          1.044               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.156          1.361               --
                                                       2006      1.095          1.156            7,884
                                                       2005      1.069          1.095            7,875
                                                       2004      1.041          1.069               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.10% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.516          1.378           17,880
                                                       2006      1.356          1.516           17,880
                                                       2005      1.247          1.356               --
                                                       2004      1.062          1.247               --
                                                       2003      1.000          1.062               --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.146          1.214               --
                                                       2005      1.151          1.146               --
                                                       2004      1.038          1.151               --
                                                       2003      1.000          1.038               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.151          1.196            6,275
                                                       2006      1.106          1.151            5,935
                                                       2005      1.102          1.106            5,816
                                                       2004      1.024          1.102               --
                                                       2003      1.000          1.024               --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.337          1.332               --
                                                       2006      1.187          1.337           13,932
                                                       2005      1.158          1.187               --
                                                       2004      1.061          1.158               --
                                                       2003      1.000          1.061               --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.182          1.258               --
                                                       2006      1.140          1.182               --
                                                       2005      1.073          1.140               --
                                                       2004      1.031          1.073               --
                                                       2003      1.000          1.031               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.320          1.411               --
                                                       2006      1.216          1.320               --
                                                       2005      1.159          1.216               --
                                                       2004      1.043          1.159               --
                                                       2003      1.000          1.043               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.300          1.237               --
                                                       2006      1.134          1.300               --
                                                       2005      1.121          1.134               --
                                                       2004      1.032          1.121               --
                                                       2003      1.000          1.032               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.417          1.542            8,081
                                                       2006      1.332          1.417            8,085
                                                       2005      1.300          1.332            8,089
                                                       2004      1.192          1.300            4,958
                                                       2003      1.000          1.192               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.745          1.970          110,277
                                                       2006      1.468          1.745          126,622
                                                       2005      1.362          1.468          125,688
                                                       2004      1.175          1.362          124,988
                                                       2003      1.000          1.175               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.337          1.282               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.271          1.270               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.504          1.435           94,206

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.228          1.284               --
                                                       2006      1.065          1.228               --
                                                       2005      1.026          1.065               --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.219          1.251               --
                                                       2006      1.110          1.219               --
                                                       2005      1.102          1.110               --
                                                       2004      1.038          1.102               --
                                                       2003      1.028          1.038               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.306          1.349               --
                                                       2006      1.206          1.306               --
                                                       2005      1.124          1.206               --
                                                       2004      1.056          1.124               --
                                                       2003      1.035          1.056               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.242          1.291               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.977          2.067               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.004          1.122               --
                                                       2006      1.000          1.004               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.014          1.042               --
                                                       2006      0.995          1.014               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.975               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.047          1.089               --
                                                       2006      0.996          1.047               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.989          0.995               --
                                                       2005      0.982          0.989               --
                                                       2004      0.994          0.982               --
                                                       2003      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.126          1.174               --
                                                       2005      1.097          1.126               --
                                                       2004      1.052          1.097               --
                                                       2003      1.000          1.052               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.402          1.523               --
                                                       2005      1.256          1.402               --
                                                       2004      1.080          1.256               --
                                                       2003      1.000          1.080               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.015          1.047               --
                                                       2006      1.005          1.015               --
                                                       2005      1.010          1.005               --
                                                       2004      1.002          1.010               --
                                                       2003      1.000          1.002               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.986          1.103               --
                                                       2005      0.996          0.986               --
                                                       2004      1.000          0.996               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.072          1.134               --
                                                       2005      1.057          1.072               --
                                                       2004      1.033          1.057               --
                                                       2003      1.000          1.033               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.256          1.307               --
                                                       2006      1.096          1.256               --
                                                       2005      0.990          1.096               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.331          3.247               --
                                                       2006      1.758          2.331               --
                                                       2005      1.306          1.758               --
                                                       2004      1.125          1.306               --
                                                       2003      1.000          1.125               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.489          1.464               --
                                                       2006      1.246          1.489               --
                                                       2005      1.207          1.246               --
                                                       2004      1.063          1.207               --
                                                       2003      1.000          1.063               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.164          1.275               --
                                                       2006      0.998          1.164               --
                                                       2005      1.000          0.998               --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.334          1.685               --
                                                       2005      1.265          1.334               --
                                                       2004      1.094          1.265               --
                                                       2003      1.000          1.094               --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.348          1.381               --
                                                       2006      1.184          1.348               --
                                                       2005      1.142          1.184               --
                                                       2004      1.053          1.142               --
                                                       2003      1.035          1.053               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.142          1.141               --
                                                       2006      1.042          1.142               --
                                                       2005      1.011          1.042               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.138          1.175               --
                                                       2006      1.074          1.138               --
                                                       2005      1.080          1.074               --
                                                       2004      1.024          1.080               --
                                                       2003      1.021          1.024               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.213          1.248               --
                                                       2006      1.084          1.213               --
                                                       2005      1.056          1.084               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.177          1.218               --
                                                       2006      1.068          1.177               --
                                                       2005      1.035          1.068               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.133          1.171               --
                                                       2006      1.047          1.133               --
                                                       2005      1.000          1.047               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.153          1.212               --
                                                       2006      1.081          1.153               --
                                                       2005      1.071          1.081               --
                                                       2004      1.029          1.071               --
                                                       2003      1.000          1.029               --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.711          1.895               --
                                                       2006      1.426          1.711               --
                                                       2005      1.266          1.426               --
                                                       2004      1.092          1.266               --
                                                       2003      1.000          1.092               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.448          1.492               --
                                                       2006      1.319          1.448               --
                                                       2005      1.252          1.319               --
                                                       2004      1.051          1.252               --
                                                       2003      1.000          1.051               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.160          1.227               --
                                                       2006      1.153          1.160               --
                                                       2005      1.090          1.153               --
                                                       2004      1.039          1.090               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.20% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      2.074          1.641               --
                                                       2006      1.553          2.074               --
                                                       2005      1.382          1.553               --
                                                       2004      1.044          1.382               --
                                                       2003      1.000          1.044               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.153          1.356               --
                                                       2006      1.093          1.153               --
                                                       2005      1.068          1.093               --
                                                       2004      1.041          1.068               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.511          1.372               --
                                                       2006      1.353          1.511               --
                                                       2005      1.245          1.353               --
                                                       2004      1.062          1.245               --
                                                       2003      1.000          1.062               --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.143          1.211               --
                                                       2005      1.150          1.143               --
                                                       2004      1.038          1.150               --
                                                       2003      1.000          1.038               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.147          1.191               --
                                                       2006      1.104          1.147               --
                                                       2005      1.101          1.104               --
                                                       2004      1.023          1.101               --
                                                       2003      1.000          1.023               --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.333          1.327               --
                                                       2006      1.184          1.333               --
                                                       2005      1.157          1.184               --
                                                       2004      1.061          1.157               --
                                                       2003      1.000          1.061               --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.181          1.256                 --
                                                       2006      1.138          1.181            137,064
                                                       2005      1.072          1.138            128,174
                                                       2004      1.031          1.072            102,047
                                                       2003      1.000          1.031                 --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.318          1.408            207,976
                                                       2006      1.215          1.318            213,188
                                                       2005      1.158          1.215            210,076
                                                       2004      1.043          1.158            197,449
                                                       2003      1.000          1.043                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.298          1.235            188,476
                                                       2006      1.133          1.298            210,622
                                                       2005      1.120          1.133            250,086
                                                       2004      1.032          1.120            234,857
                                                       2003      1.000          1.032                 --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.543          1.678          1,650,186
                                                       2006      1.452          1.543          2,136,420
                                                       2005      1.417          1.452          2,752,422
                                                       2004      1.300          1.417          2,926,013
                                                       2003      0.969          1.300          2,045,532
                                                       2002      1.000          0.969                 --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.895          2.139          2,694,952
                                                       2006      1.596          1.895          3,846,907
                                                       2005      1.481          1.596          4,394,621
                                                       2004      1.278          1.481          3,889,690
                                                       2003      0.989          1.278          2,193,501
                                                       2002      1.000          0.989                 --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.335          1.280            353,858

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.361          1.360         16,154,435

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.683          1.605          5,380,875

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.227          1.283                 --
                                                       2006      1.064          1.227              7,627
                                                       2005      1.026          1.064                 --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.217          1.249                 --
                                                       2006      1.108          1.217             15,648
                                                       2005      1.101          1.108              7,940
                                                       2004      1.038          1.101              6,677
                                                       2003      1.000          1.038                 --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.304          1.347                 --
                                                       2006      1.204          1.304            423,085
                                                       2005      1.123          1.204            451,152
                                                       2004      1.056          1.123            413,843
                                                       2003      1.000          1.056                 --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.240          1.289            112,472

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.090          2.185            506,932

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.003          1.121             41,086
                                                       2006      1.000          1.003             72,348

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.003          1.030            971,783
                                                       2006      0.985          1.003            619,409

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.975                 --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.047          1.088             89,919
                                                       2006      0.996          1.047            128,763

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.978          0.985                 --
                                                       2005      0.973          0.978            511,337
                                                       2004      0.985          0.973            508,529
                                                       2003      0.999          0.985            536,126
                                                       2002      1.000          0.999                 --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.124          1.173                 --
                                                       2005      1.097          1.124             79,251
                                                       2004      1.052          1.097             77,694
                                                       2003      1.000          1.052                 --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.400          1.521                 --
                                                       2005      1.255          1.400            122,001
                                                       2004      1.080          1.255            119,173
                                                       2003      1.000          1.080                 --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.013          1.045                 --
                                                       2006      1.004          1.013             92,551
                                                       2005      1.009          1.004             86,816
                                                       2004      1.002          1.009             62,545
                                                       2003      1.000          1.002                 --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.986          1.102                 --
                                                       2005      0.996          0.986                 --
                                                       2004      1.000          0.996                 --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.071          1.132                 --
                                                       2005      1.056          1.071             48,884
                                                       2004      1.033          1.056             41,219
                                                       2003      1.000          1.033                 --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090             36,046

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.255          1.306             79,907
                                                       2006      1.096          1.255            129,438
                                                       2005      0.990          1.096             63,664

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.327          3.241             46,835
                                                       2006      1.756          2.327             55,230
                                                       2005      1.305          1.756             70,264
                                                       2004      1.125          1.305             55,808
                                                       2003      1.000          1.125                 --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.487          1.461            359,136
                                                       2006      1.245          1.487            379,435
                                                       2005      1.207          1.245            411,919
                                                       2004      1.063          1.207            460,930
                                                       2003      1.000          1.063                 --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.164          1.274                 --
                                                       2006      0.998          1.164                 --
                                                       2005      1.000          0.998                 --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.333          1.683                 --
                                                       2005      1.264          1.333                 --
                                                       2004      1.094          1.264                 --
                                                       2003      1.000          1.094                 --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.346          1.378            308,805
                                                       2006      1.183          1.346            173,149
                                                       2005      1.142          1.183            219,314
                                                       2004      1.053          1.142            159,016
                                                       2003      1.000          1.053                 --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.141          1.140                 --
                                                       2006      1.042          1.141             22,388
                                                       2005      1.010          1.042                 --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.136          1.173            391,702
                                                       2006      1.073          1.136            407,898
                                                       2005      1.079          1.073            409,990
                                                       2004      1.024          1.079            373,187
                                                       2003      1.000          1.024                 --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.212          1.247                 --
                                                       2006      1.083          1.212                 --
                                                       2005      1.056          1.083                 --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.176          1.216             54,850
                                                       2006      1.068          1.176                 --
                                                       2005      1.035          1.068                 --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.132          1.170             52,170
                                                       2006      1.047          1.132             51,834
                                                       2005      1.000          1.047                 --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.151          1.209             18,395
                                                       2006      1.080          1.151             18,395
                                                       2005      1.070          1.080             18,395
                                                       2004      1.029          1.070             18,395
                                                       2003      1.000          1.029                 --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.708          1.891             25,753
                                                       2006      1.425          1.708             26,919
                                                       2005      1.265          1.425             28,450
                                                       2004      1.092          1.265             28,542
                                                       2003      1.000          1.092                 --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.25% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.446          1.489             26,806
                                                       2006      1.317          1.446             32,137
                                                       2005      1.251          1.317             53,789
                                                       2004      1.051          1.251             53,670
                                                       2003      1.000          1.051                 --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.158          1.224             74,051
                                                       2006      1.152          1.158             93,483
                                                       2005      1.089          1.152             88,360
                                                       2004      1.039          1.089             65,506

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      2.071          1.638             18,459
                                                       2006      1.552          2.071             19,473
                                                       2005      1.382          1.552             20,596
                                                       2004      1.044          1.382             18,921
                                                       2003      1.000          1.044                 --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.151          1.353                 --
                                                       2006      1.092          1.151             23,470
                                                       2005      1.068          1.092             23,371
                                                       2004      1.041          1.068             15,375

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.509          1.369             51,460
                                                       2006      1.352          1.509             70,949
                                                       2005      1.244          1.352             52,885
                                                       2004      1.062          1.244             51,295
                                                       2003      1.000          1.062                 --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.142          1.209                 --
                                                       2005      1.149          1.142             14,424
                                                       2004      1.038          1.149             14,424
                                                       2003      1.000          1.038                 --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.145          1.189            530,638
                                                       2006      1.102          1.145            542,125
                                                       2005      1.100          1.102            522,073
                                                       2004      1.023          1.100            467,075
                                                       2003      1.000          1.023                 --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.331          1.324                 --
                                                       2006      1.183          1.331            133,914
                                                       2005      1.156          1.183            127,925
                                                       2004      1.061          1.156             84,245
                                                       2003      1.000          1.061                 --

            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.116          1.187               --
                                                       2006      1.077          1.116           23,199
                                                       2005      1.000          1.077               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.138          1.215               --
                                                       2006      1.049          1.138               --
                                                       2005      1.000          1.049               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.160          1.103           27,817
                                                       2006      1.014          1.160           23,347
                                                       2005      1.000          1.014               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.116          1.213               --
                                                       2006      1.051          1.116               --
                                                       2005      1.000          1.051               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.271          1.434           52,322
                                                       2006      1.071          1.271           51,622
                                                       2005      1.000          1.071           21,549

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.203          1.153               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.144          1.143               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.230          1.173           50,638

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.226          1.282               --
                                                       2006      1.064          1.226           44,800
                                                       2005      1.026          1.064               --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.111          1.140               --
                                                       2006      1.013          1.111               --
                                                       2005      1.000          1.013               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.176          1.214               --
                                                       2006      1.087          1.176               --
                                                       2005      1.000          1.087               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.172          1.217           23,199

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.469          1.535               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.003          1.120           19,598
                                                       2006      1.000          1.003           19,598

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.030          1.058               --
                                                       2006      1.012          1.030               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.975               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.047          1.087               --
                                                       2006      0.996          1.047               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      1.006          1.012               --
                                                       2005      1.000          1.006               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.039          1.084               --
                                                       2005      1.000          1.039               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.142          1.240               --
                                                       2005      1.000          1.142               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      0.998          1.030               --
                                                       2006      0.990          0.998               --
                                                       2005      1.000          0.990               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.989          1.105               --
                                                       2005      1.000          0.989               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.012          1.069               --
                                                       2005      1.000          1.012               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.254          1.304               --
                                                       2006      1.095          1.254               --
                                                       2005      0.990          1.095               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      1.711          2.381               --
                                                       2006      1.292          1.711               --
                                                       2005      1.000          1.292               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.225          1.203               --
                                                       2006      1.026          1.225               --
                                                       2005      1.000          1.026               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.163          1.272               --
                                                       2006      0.998          1.163               --
                                                       2005      1.000          0.998               --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.037          1.308               --
                                                       2005      1.000          1.037               --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.187          1.215               --
                                                       2006      1.044          1.187               --
                                                       2005      1.000          1.044               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.140          1.138               --
                                                       2006      1.042          1.140               --
                                                       2005      1.010          1.042               --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.049          1.082               --
                                                       2006      0.991          1.049               --
                                                       2005      1.000          0.991               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.211          1.245           23,065
                                                       2006      1.083          1.211           23,065
                                                       2005      1.056          1.083               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.175          1.214               --
                                                       2006      1.067          1.175               --
                                                       2005      1.034          1.067               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.131          1.168           59,486
                                                       2006      1.047          1.131           59,486
                                                       2005      1.000          1.047               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.085          1.139           48,100
                                                       2006      1.019          1.085           43,386
                                                       2005      1.000          1.019               --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.346          1.489               --
                                                       2006      1.123          1.346               --
                                                       2005      1.000          1.123               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.30% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.159          1.194               --
                                                       2006      1.057          1.159               --
                                                       2005      1.000          1.057               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.098          1.160           47,007
                                                       2006      1.093          1.098           47,007
                                                       2005      1.000          1.093               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      1.568          1.239               --
                                                       2006      1.175          1.568               --
                                                       2005      1.000          1.175               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.069          1.255               --
                                                       2006      1.014          1.069               --
                                                       2005      1.000          1.014               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.230          1.116               --
                                                       2006      1.103          1.230               --
                                                       2005      1.000          1.103               --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.027          1.087               --
                                                       2005      1.000          1.027               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.035          1.074               --
                                                       2006      0.997          1.035               --
                                                       2005      1.000          0.997               --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.149          1.143               --
                                                       2006      1.022          1.149               --
                                                       2005      1.000          1.022               --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.177          1.251               --
                                                       2006      1.136          1.177           21,022
                                                       2005      1.071          1.136               --
                                                       2004      1.031          1.071               --
                                                       2003      1.000          1.031               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.314          1.403            4,124
                                                       2006      1.212          1.314            4,252
                                                       2005      1.157          1.212            4,415
                                                       2004      1.043          1.157               --
                                                       2003      1.000          1.043               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.294          1.230           25,231
                                                       2006      1.131          1.294            7,693
                                                       2005      1.119          1.131               --
                                                       2004      1.032          1.119               --
                                                       2003      1.000          1.032               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.410          1.531            7,579
                                                       2006      1.328          1.410            7,611
                                                       2005      1.297          1.328            7,574
                                                       2004      1.191          1.297            2,012
                                                       2003      1.000          1.191               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.736          1.957          217,252
                                                       2006      1.463          1.736          221,873
                                                       2005      1.359          1.463          234,426
                                                       2004      1.174          1.359            2,118
                                                       2003      1.000          1.174               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.330          1.274            3,640

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.264          1.262          230,129

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.496          1.425           16,977

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.225          1.280               --
                                                       2006      1.064          1.225               --
                                                       2005      1.026          1.064               --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.213          1.244               --
                                                       2006      1.106          1.213           46,906
                                                       2005      1.100          1.106           14,214
                                                       2004      1.038          1.100               --
                                                       2003      1.000          1.038               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.300          1.342               --
                                                       2006      1.202          1.300               --
                                                       2005      1.122          1.202               --
                                                       2004      1.056          1.122               --
                                                       2003      1.000          1.056               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.236          1.283           21,022

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.966          2.054               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.003          1.119               --
                                                       2006      1.000          1.003               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.009          1.035           14,884
                                                       2006      0.991          1.009               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.974           56,305

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.046          1.087           30,698
                                                       2006      0.996          1.046           30,811

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.985          0.991               --
                                                       2005      0.980          0.985               --
                                                       2004      0.993          0.980               --
                                                       2003      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.122          1.170               --
                                                       2005      1.095          1.122               --
                                                       2004      1.052          1.095               --
                                                       2003      1.000          1.052               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.397          1.517               --
                                                       2005      1.254          1.397            4,210
                                                       2004      1.080          1.254               --
                                                       2003      1.000          1.080               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.010          1.041               --
                                                       2006      1.002          1.010           11,006
                                                       2005      1.008          1.002            9,921
                                                       2004      1.002          1.008               --
                                                       2003      1.000          1.002               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.984          1.099               --
                                                       2005      0.995          0.984               --
                                                       2004      1.000          0.995               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.069          1.129               --
                                                       2005      1.055          1.069               --
                                                       2004      1.032          1.055               --
                                                       2003      1.000          1.032               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090           11,075

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.253          1.302           61,045
                                                       2006      1.095          1.253           21,544
                                                       2005      0.990          1.095               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.320          3.227            2,046
                                                       2006      1.753          2.320               --
                                                       2005      1.304          1.753               --
                                                       2004      1.125          1.304               --
                                                       2003      1.000          1.125               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.482          1.455           54,440
                                                       2006      1.242          1.482           18,947
                                                       2005      1.205          1.242           12,600
                                                       2004      1.063          1.205               --
                                                       2003      1.000          1.063               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.162          1.271               --
                                                       2006      0.998          1.162               --
                                                       2005      1.000          0.998               --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.330          1.677               --
                                                       2005      1.263          1.330               --
                                                       2004      1.094          1.263               --
                                                       2003      1.000          1.094               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.341          1.373           21,598
                                                       2006      1.180          1.341            5,447
                                                       2005      1.141          1.180            5,615
                                                       2004      1.053          1.141            5,691
                                                       2003      1.000          1.053               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.139          1.137           48,158
                                                       2006      1.041          1.139           11,577
                                                       2005      1.010          1.041               --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.132          1.168            2,667
                                                       2006      1.071          1.132            2,568
                                                       2005      1.078          1.071            2,498
                                                       2004      1.024          1.078            2,370
                                                       2003      1.000          1.024               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.210          1.243          110,601
                                                       2006      1.083          1.210          110,601
                                                       2005      1.056          1.083           71,011

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.174          1.213           89,027
                                                       2006      1.067          1.174           89,027
                                                       2005      1.034          1.067               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.131          1.167          286,589
                                                       2006      1.046          1.131          173,481
                                                       2005      1.000          1.046           24,236

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.148          1.204               --
                                                       2006      1.078          1.148               --
                                                       2005      1.069          1.078               --
                                                       2004      1.029          1.069               --
                                                       2003      1.000          1.029               --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.703          1.883           16,218
                                                       2006      1.422          1.703           16,218
                                                       2005      1.263          1.422               --
                                                       2004      1.092          1.263               --
                                                       2003      1.000          1.092               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.35% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.442          1.483           11,182
                                                       2006      1.314          1.442            9,904
                                                       2005      1.250          1.314            3,051
                                                       2004      1.051          1.250            3,167
                                                       2003      1.000          1.051               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.155          1.220           47,069
                                                       2006      1.150          1.155           46,460
                                                       2005      1.088          1.150           14,664
                                                       2004      1.039          1.088               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      2.064          1.631           24,840
                                                       2006      1.548          2.064           19,241
                                                       2005      1.380          1.548               --
                                                       2004      1.043          1.380               --
                                                       2003      1.000          1.043               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.148          1.349               --
                                                       2006      1.090          1.148            2,518
                                                       2005      1.067          1.090            2,410
                                                       2004      1.040          1.067            2,434

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.504          1.364            3,115
                                                       2006      1.349          1.504               --
                                                       2005      1.243          1.349               --
                                                       2004      1.061          1.243               --
                                                       2003      1.000          1.061               --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.140          1.206               --
                                                       2005      1.148          1.140               --
                                                       2004      1.038          1.148               --
                                                       2003      1.000          1.038               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.142          1.184          122,040
                                                       2006      1.100          1.142           68,015
                                                       2005      1.099          1.100           32,419
                                                       2004      1.023          1.099            4,644
                                                       2003      1.000          1.023               --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.327          1.319               --
                                                       2006      1.181          1.327            7,449
                                                       2005      1.155          1.181               --
                                                       2004      1.061          1.155               --
                                                       2003      1.000          1.061               --

            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.45%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.173          1.247               --
                                                       2006      1.134          1.173           37,205
                                                       2005      1.070          1.134           35,684
                                                       2004      1.031          1.070           15,272
                                                       2003      1.000          1.031               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.310          1.397           21,007
                                                       2006      1.210          1.310           21,357
                                                       2005      1.156          1.210           19,506
                                                       2004      1.043          1.156            9,365
                                                       2003      1.000          1.043               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.290          1.225          405,104
                                                       2006      1.128          1.290          405,131
                                                       2005      1.118          1.128          401,415
                                                       2004      1.032          1.118           55,855
                                                       2003      1.000          1.032               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.530          1.661          280,988
                                                       2006      1.443          1.530          385,685
                                                       2005      1.411          1.443          380,206
                                                       2004      1.297          1.411          385,792
                                                       2003      0.968          1.297          328,001
                                                       2002      1.000          0.968               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.880          2.117          475,985
                                                       2006      1.586          1.880          616,998
                                                       2005      1.475          1.586          606,826
                                                       2004      1.275          1.475          576,751
                                                       2003      0.988          1.275          252,135
                                                       2002      1.000          0.988               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.325          1.269           95,615

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.349          1.346          938,998

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.668          1.588          444,372

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.223          1.278               --
                                                       2006      1.063          1.223               --
                                                       2005      1.026          1.063               --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.209          1.240               --
                                                       2006      1.104          1.209           18,061
                                                       2005      1.099          1.104           19,152
                                                       2004      1.038          1.099           19,319
                                                       2003      1.000          1.038               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.296          1.338               --
                                                       2006      1.199          1.296           92,324
                                                       2005      1.121          1.199           89,726
                                                       2004      1.056          1.121           59,779
                                                       2003      1.000          1.056               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.232          1.278           37,054

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      2.072          2.163           78,241

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.002          1.117               --
                                                       2006      1.000          1.002               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      0.995          1.020          294,249
                                                       2006      0.978          0.995          290,105

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.974               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.046          1.085            3,801
                                                       2006      0.996          1.046            3,808

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.973          0.978               --
                                                       2005      0.969          0.973          234,472
                                                       2004      0.983          0.969          132,347
                                                       2003      0.999          0.983           11,760
                                                       2002      1.000          0.999               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.120          1.167               --
                                                       2005      1.094          1.120               --
                                                       2004      1.052          1.094               --
                                                       2003      1.000          1.052               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.394          1.513               --
                                                       2005      1.253          1.394            2,511
                                                       2004      1.080          1.253            2,516
                                                       2003      1.000          1.080               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.007          1.037               --
                                                       2006      1.000          1.007           50,246
                                                       2005      1.007          1.000           52,520
                                                       2004      1.002          1.007           51,071
                                                       2003      1.000          1.002               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.982          1.096               --
                                                       2005      0.994          0.982               --
                                                       2004      1.000          0.994               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.066          1.125               --
                                                       2005      1.054          1.066           12,729
                                                       2004      1.032          1.054           12,729
                                                       2003      1.000          1.032               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090           51,177

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.251          1.298               --
                                                       2006      1.094          1.251               --
                                                       2005      0.990          1.094               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.313          3.214           18,973
                                                       2006      1.749          2.313           26,157
                                                       2005      1.302          1.749           31,011
                                                       2004      1.125          1.302           21,567
                                                       2003      1.000          1.125               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.477          1.449               --
                                                       2006      1.240          1.477               --
                                                       2005      1.204          1.240              993
                                                       2004      1.063          1.204              824
                                                       2003      1.000          1.063               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.160          1.268               --
                                                       2006      0.997          1.160               --
                                                       2005      1.000          0.997               --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.327          1.672               --
                                                       2005      1.261          1.327               --
                                                       2004      1.093          1.261               --
                                                       2003      1.000          1.093               --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.337          1.367          156,135
                                                       2006      1.178          1.337          100,779
                                                       2005      1.139          1.178           99,321
                                                       2004      1.052          1.139           48,327
                                                       2003      1.000          1.052               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.137          1.133               --
                                                       2006      1.041          1.137               --
                                                       2005      1.010          1.041               --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.129          1.163           38,047
                                                       2006      1.069          1.129           37,987
                                                       2005      1.077          1.069           36,577
                                                       2004      1.024          1.077           28,103
                                                       2003      1.000          1.024               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.208          1.240               --
                                                       2006      1.082          1.208               --
                                                       2005      1.056          1.082               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.173          1.210               --
                                                       2006      1.066          1.173               --
                                                       2005      1.034          1.066               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.129          1.164           12,658
                                                       2006      1.046          1.129           12,658
                                                       2005      1.000          1.046               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.144          1.199            2,680
                                                       2006      1.075          1.144            2,685
                                                       2005      1.068          1.075            2,690
                                                       2004      1.029          1.068            2,695
                                                       2003      1.000          1.029               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.697          1.875               --
                                                       2006      1.419          1.697               --
                                                       2005      1.262          1.419               --
                                                       2004      1.092          1.262               --
                                                       2003      1.000          1.092               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.437          1.477           39,258
                                                       2006      1.312          1.437           39,299
                                                       2005      1.249          1.312           36,078
                                                       2004      1.051          1.249           12,448
                                                       2003      1.000          1.051               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.152          1.215               --
                                                       2006      1.148          1.152               --
                                                       2005      1.088          1.148               --
                                                       2004      1.039          1.088               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      2.058          1.624           14,259
                                                       2006      1.545          2.058           13,968
                                                       2005      1.378          1.545           14,074
                                                       2004      1.043          1.378            8,442
                                                       2003      1.000          1.043               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.145          1.344               --
                                                       2006      1.088          1.145               --
                                                       2005      1.066          1.088               --
                                                       2004      1.040          1.066               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.500          1.358           10,536
                                                       2006      1.346          1.500           10,540
                                                       2005      1.242          1.346            8,306
                                                       2004      1.061          1.242            8,306
                                                       2003      1.000          1.061               --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.137          1.203               --
                                                       2005      1.146          1.137            2,609
                                                       2004      1.038          1.146            2,614
                                                       2003      1.000          1.038               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.138          1.179           71,017
                                                       2006      1.098          1.138           64,692
                                                       2005      1.098          1.098           63,026
                                                       2004      1.023          1.098           30,666
                                                       2003      1.000          1.023               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.45% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.323          1.314               --
                                                       2006      1.178          1.323           55,900
                                                       2005      1.153          1.178           55,469
                                                       2004      1.061          1.153           36,417
                                                       2003      1.000          1.061               --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.155          1.227                --
                                                       2006      1.116          1.155                --
                                                       2005      1.054          1.116                --
                                                       2004      1.000          1.054                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.206          1.285                --
                                                       2006      1.114          1.206                --
                                                       2005      1.064          1.114                --
                                                       2004      1.000          1.064                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.235          1.172                --
                                                       2006      1.081          1.235                --
                                                       2005      1.072          1.081                --
                                                       2004      1.000          1.072                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.175          1.274                --
                                                       2006      1.108          1.175                --
                                                       2005      1.084          1.108                --
                                                       2004      1.000          1.084                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.470          1.655                --
                                                       2006      1.241          1.470                --
                                                       2005      1.155          1.241                --
                                                       2004      1.000          1.155                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.242          1.189                --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.163          1.160           425,810

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.277          1.215                --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.222          1.277                --
                                                       2006      1.063          1.222                --
                                                       2005      1.026          1.063                --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.158          1.187                --
                                                       2006      1.057          1.158           287,499
                                                       2005      1.053          1.057                --
                                                       2004      1.000          1.053                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.215          1.254                --
                                                       2006      1.125          1.215                --
                                                       2005      1.052          1.125                --
                                                       2004      1.000          1.052                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.212          1.257                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.695          1.769                --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.002          1.117                --
                                                       2006      1.000          1.002                --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.019          1.044           210,247
                                                       2006      1.003          1.019             3,543

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.973            59,943

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.045          1.084                --
                                                       2006      0.996          1.045                --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.997          1.003                --
                                                       2005      0.993          0.997                --
                                                       2004      1.000          0.993                --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.070          1.115                --
                                                       2005      1.046          1.070                --
                                                       2004      1.000          1.046                --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.300          1.410                --
                                                       2005      1.168          1.300                --
                                                       2004      1.000          1.168                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.030          1.061                --
                                                       2006      1.024          1.030                --
                                                       2005      1.032          1.024                --
                                                       2004      1.000          1.032                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.978          1.091                --
                                                       2005      0.991          0.978                --
                                                       2004      1.000          0.991                --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.037          1.094                --
                                                       2005      1.025          1.037                --
                                                       2004      1.000          1.025                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090                --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.250          1.297                --
                                                       2006      1.094          1.250                --
                                                       2005      0.990          1.094                --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.296          3.190                --
                                                       2006      1.737          2.296                --
                                                       2005      1.294          1.737                --
                                                       2004      1.000          1.294                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.378          1.351                --
                                                       2006      1.157          1.378                --
                                                       2005      1.124          1.157                --
                                                       2004      1.000          1.124                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.160          1.266                --
                                                       2006      0.997          1.160                --
                                                       2005      1.000          0.997                --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.237          1.558                --
                                                       2005      1.177          1.237                --
                                                       2004      1.000          1.177                --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.278          1.306                --
                                                       2006      1.126          1.278                --
                                                       2005      1.090          1.126                --
                                                       2004      1.000          1.090                --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.136          1.132            49,931
                                                       2006      1.040          1.136            22,046
                                                       2005      1.010          1.040                --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.135          1.169             2,160
                                                       2006      1.075          1.135                --
                                                       2005      1.084          1.075                --
                                                       2004      1.000          1.084                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.207          1.238                --
                                                       2006      1.082          1.207                --
                                                       2005      1.056          1.082                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.172          1.208         3,906,958
                                                       2006      1.066          1.172         1,207,547
                                                       2005      1.034          1.066                --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.128          1.163         3,895,349
                                                       2006      1.045          1.128         1,507,233
                                                       2005      1.000          1.045                --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.156          1.212                --
                                                       2006      1.088          1.156                --
                                                       2005      1.080          1.088                --
                                                       2004      1.000          1.080                --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.571          1.735                --
                                                       2006      1.314          1.571                --
                                                       2005      1.169          1.314                --
                                                       2004      1.000          1.169                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.314          1.350                --
                                                       2006      1.200          1.314                --
                                                       2005      1.143          1.200                --
                                                       2004      1.000          1.143                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.131          1.193                --
                                                       2006      1.128          1.131                --
                                                       2005      1.069          1.128                --
                                                       2004      1.000          1.069                --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.50% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      1.950          1.538                --
                                                       2006      1.465          1.950                --
                                                       2005      1.307          1.465                --
                                                       2004      1.000          1.307                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.083          1.271                --
                                                       2006      1.030          1.083                --
                                                       2005      1.010          1.030                --
                                                       2004      1.000          1.010                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.391          1.259                --
                                                       2006      1.250          1.391                --
                                                       2005      1.153          1.250                --
                                                       2004      1.000          1.153                --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.098          1.161                --
                                                       2005      1.107          1.098                --
                                                       2004      1.000          1.107                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.137          1.177           122,962
                                                       2006      1.097          1.137            72,763
                                                       2005      1.098          1.097                --
                                                       2004      1.000          1.098                --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.243          1.235                --
                                                       2006      1.108          1.243                --
                                                       2005      1.085          1.108                --
                                                       2004      1.000          1.085                --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.55%



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.153          1.225               --
                                                       2006      1.115          1.153               --
                                                       2005      1.054          1.115               --
                                                       2004      1.000          1.054               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.204          1.283            4,183
                                                       2006      1.113          1.204            4,187
                                                       2005      1.064          1.113               --
                                                       2004      1.000          1.064               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.233          1.170           92,470
                                                       2006      1.080          1.233           96,576
                                                       2005      1.071          1.080          102,530
                                                       2004      1.000          1.071               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.173          1.272              549
                                                       2006      1.107          1.173              552
                                                       2005      1.084          1.107              554
                                                       2004      1.000          1.084               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.468          1.653           21,068
                                                       2006      1.240          1.468           98,345
                                                       2005      1.155          1.240          106,151
                                                       2004      1.000          1.155           63,377

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.241          1.187              565

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.161          1.158              867

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.275          1.213               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.221          1.276               --
                                                       2006      1.062          1.221               --
                                                       2005      1.026          1.062               --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.156          1.185               --
                                                       2006      1.056          1.156              857
                                                       2005      1.052          1.056              861
                                                       2004      1.000          1.052               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.214          1.252               --
                                                       2006      1.124          1.214              568
                                                       2005      1.052          1.124              570
                                                       2004      1.000          1.052               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.210          1.255               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.693          1.766           19,985

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.001          1.116              961
                                                       2006      1.000          1.001              965

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.018          1.042               --
                                                       2006      1.002          1.018          158,944

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.973               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.045          1.083           27,381
                                                       2006      0.996          1.045           28,155

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.996          1.002               --
                                                       2005      0.993          0.996               --
                                                       2004      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.069          1.114               --
                                                       2005      1.046          1.069              866
                                                       2004      1.000          1.046               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.299          1.409               --
                                                       2005      1.168          1.299           21,864
                                                       2004      1.000          1.168               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.029          1.059               --
                                                       2006      1.023          1.029               --
                                                       2005      1.032          1.023               --
                                                       2004      1.000          1.032               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.978          1.090               --
                                                       2005      0.991          0.978               --
                                                       2004      1.000          0.991               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.036          1.092               --
                                                       2005      1.025          1.036              879
                                                       2004      1.000          1.025               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.249          1.295               --
                                                       2006      1.093          1.249               --
                                                       2005      0.990          1.093               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.293          3.184               --
                                                       2006      1.736          2.293               --
                                                       2005      1.294          1.736               --
                                                       2004      1.000          1.294               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.377          1.349           83,410
                                                       2006      1.156          1.377           90,154
                                                       2005      1.124          1.156           92,428
                                                       2004      1.000          1.124               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.159          1.265               --
                                                       2006      0.997          1.159               --
                                                       2005      1.000          0.997               --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.236          1.556               --
                                                       2005      1.176          1.236               --
                                                       2004      1.000          1.176               --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.276          1.303           43,801
                                                       2006      1.125          1.276               --
                                                       2005      1.089          1.125               --
                                                       2004      1.000          1.089               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.136          1.130               --
                                                       2006      1.040          1.136               --
                                                       2005      1.010          1.040               --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.134          1.167           25,326
                                                       2006      1.074          1.134           24,568
                                                       2005      1.084          1.074           24,990
                                                       2004      1.000          1.084               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.206          1.237           91,110
                                                       2006      1.081          1.206           91,483
                                                       2005      1.056          1.081               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.171          1.207           26,793
                                                       2006      1.066          1.171           26,667
                                                       2005      1.034          1.066               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.127          1.161          169,154
                                                       2006      1.045          1.127           83,286
                                                       2005      1.000          1.045           38,446

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.155          1.209              547
                                                       2006      1.087          1.155              549
                                                       2005      1.080          1.087              552
                                                       2004      1.000          1.080               --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.569          1.732            3,424
                                                       2006      1.313          1.569            3,428
                                                       2005      1.169          1.313               --
                                                       2004      1.000          1.169               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.312          1.347           87,427
                                                       2006      1.199          1.312           87,295
                                                       2005      1.142          1.199           89,189
                                                       2004      1.000          1.142               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.130          1.191            4,272
                                                       2006      1.128          1.130            4,277
                                                       2005      1.069          1.128               --
                                                       2004      1.000          1.069               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      1.947          1.535           29,450
                                                       2006      1.463          1.947           35,471
                                                       2005      1.307          1.463           38,134
                                                       2004      1.000          1.307               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.082          1.269               --
                                                       2006      1.029          1.082               --
                                                       2005      1.009          1.029               --
                                                       2004      1.000          1.009               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.389          1.257           20,654
                                                       2006      1.249          1.389           20,868
                                                       2005      1.153          1.249           22,146
                                                       2004      1.000          1.153               --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.097          1.160               --
                                                       2005      1.107          1.097               --
                                                       2004      1.000          1.107               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.55% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.135          1.175           29,586
                                                       2006      1.096          1.135           28,450
                                                       2005      1.097          1.096           24,296
                                                       2004      1.000          1.097               --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.242          1.233               --
                                                       2006      1.107          1.242           46,886
                                                       2005      1.085          1.107           48,119
                                                       2004      1.000          1.085               --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.65%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.166          1.239                --
                                                       2006      1.129          1.166                --
                                                       2005      1.068          1.129                --
                                                       2004      1.031          1.068                --
                                                       2003      1.000          1.031                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.302          1.385                --
                                                       2006      1.205          1.302                --
                                                       2005      1.153          1.205                --
                                                       2004      1.042          1.153                --
                                                       2003      1.000          1.042                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.282          1.215                --
                                                       2006      1.124          1.282                --
                                                       2005      1.116          1.124                --
                                                       2004      1.032          1.116                --
                                                       2003      1.000          1.032                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.395          1.511                --
                                                       2006      1.318          1.395                --
                                                       2005      1.292          1.318                --
                                                       2004      1.190          1.292                --
                                                       2003      1.000          1.190                --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.718          1.932                --
                                                       2006      1.453          1.718                --
                                                       2005      1.354          1.453                --
                                                       2004      1.173          1.354                --
                                                       2003      1.000          1.173                --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.316          1.259                --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.250          1.246           105,067

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.479          1.407                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.219          1.273                --
                                                       2006      1.062          1.219                --
                                                       2005      1.026          1.062                --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.202          1.232                --
                                                       2006      1.099          1.202            62,500
                                                       2005      1.096          1.099                --
                                                       2004      1.037          1.096                --
                                                       2003      1.000          1.037                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.288          1.328                --
                                                       2006      1.194          1.288                --
                                                       2005      1.118          1.194                --
                                                       2004      1.056          1.118                --
                                                       2003      1.000          1.056                --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.223          1.268                --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.944          2.027                --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.001          1.114                --
                                                       2006      1.000          1.001                --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      0.998          1.021            77,408
                                                       2006      0.983          0.998                --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.972                --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.044          1.081                --
                                                       2006      0.996          1.044                --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.978          0.983                --
                                                       2005      0.976          0.978                --
                                                       2004      0.992          0.976                --
                                                       2003      1.000          0.992                --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.115          1.161                --
                                                       2005      1.092          1.115                --
                                                       2004      1.052          1.092                --
                                                       2003      1.000          1.052                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.388          1.506                --
                                                       2005      1.250          1.388                --
                                                       2004      1.080          1.250                --
                                                       2003      1.000          1.080                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.001          1.029                --
                                                       2006      0.996          1.001             7,748
                                                       2005      1.005          0.996                --
                                                       2004      1.001          1.005                --
                                                       2003      1.000          1.001                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.978          1.089                --
                                                       2005      0.993          0.978                --
                                                       2004      1.000          0.993                --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.062          1.118                --
                                                       2005      1.051          1.062                --
                                                       2004      1.032          1.051                --
                                                       2003      1.000          1.032                --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090                --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.246          1.291                --
                                                       2006      1.092          1.246                --
                                                       2005      0.990          1.092                --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.298          3.188                --
                                                       2006      1.742          2.298                --
                                                       2005      1.299          1.742                --
                                                       2004      1.124          1.299                --
                                                       2003      1.000          1.124                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.468          1.437                --
                                                       2006      1.234          1.468                --
                                                       2005      1.201          1.234                --
                                                       2004      1.063          1.201                --
                                                       2003      1.000          1.063                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.157          1.262                --
                                                       2006      0.996          1.157                --
                                                       2005      1.000          0.996                --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.322          1.662                --
                                                       2005      1.259          1.322                --
                                                       2004      1.093          1.259                --
                                                       2003      1.000          1.093                --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.329          1.356                --
                                                       2006      1.173          1.329                --
                                                       2005      1.137          1.173                --
                                                       2004      1.052          1.137                --
                                                       2003      1.000          1.052                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.134          1.127            14,399
                                                       2006      1.039          1.134             5,170
                                                       2005      1.010          1.039                --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.122          1.153             8,520
                                                       2006      1.064          1.122                --
                                                       2005      1.075          1.064                --
                                                       2004      1.024          1.075                --
                                                       2003      1.000          1.024                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.204          1.234                --
                                                       2006      1.081          1.204                --
                                                       2005      1.056          1.081                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.169          1.203           724,578
                                                       2006      1.065          1.169           101,790
                                                       2005      1.034          1.065                --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.125          1.158         1,107,294
                                                       2006      1.045          1.125           974,268
                                                       2005      1.000          1.045                --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.137          1.189                --
                                                       2006      1.071          1.137                --
                                                       2005      1.066          1.071                --
                                                       2004      1.029          1.066                --
                                                       2003      1.000          1.029                --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.687          1.860                --
                                                       2006      1.413          1.687                --
                                                       2005      1.259          1.413                --
                                                       2004      1.092          1.259                --
                                                       2003      1.000          1.092                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.428          1.465                --
                                                       2006      1.306          1.428                --
                                                       2005      1.246          1.306                --
                                                       2004      1.051          1.246                --
                                                       2003      1.000          1.051                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.145          1.206                --
                                                       2006      1.144          1.145                --
                                                       2005      1.086          1.144                --
                                                       2004      1.038          1.086                --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      2.045          1.611                --
                                                       2006      1.539          2.045                --
                                                       2005      1.375          1.539                --
                                                       2004      1.043          1.375                --
                                                       2003      1.000          1.043                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.139          1.334                --
                                                       2006      1.084          1.139                --
                                                       2005      1.064          1.084                --
                                                       2004      1.040          1.064                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.490          1.347                --
                                                       2006      1.341          1.490                --
                                                       2005      1.239          1.341                --
                                                       2004      1.061          1.239                --
                                                       2003      1.000          1.061                --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.65% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.132          1.197                --
                                                       2005      1.144          1.132                --
                                                       2004      1.038          1.144                --
                                                       2003      1.000          1.038                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.131          1.169            67,294
                                                       2006      1.093          1.131            46,466
                                                       2005      1.095          1.093                --
                                                       2004      1.023          1.095                --
                                                       2003      1.000          1.023                --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.314          1.304                --
                                                       2006      1.173          1.314                --
                                                       2005      1.151          1.173                --
                                                       2004      1.061          1.151                --
                                                       2003      1.000          1.061                --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.149          1.220               --
                                                       2006      1.113          1.149               --
                                                       2005      1.053          1.113               --
                                                       2004      1.000          1.053               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.199          1.276               --
                                                       2006      1.110          1.199               --
                                                       2005      1.063          1.110               --
                                                       2004      1.000          1.063               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.229          1.164               --
                                                       2006      1.078          1.229               --
                                                       2005      1.070          1.078               --
                                                       2004      1.000          1.070               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.169          1.265               --
                                                       2006      1.105          1.169               --
                                                       2005      1.083          1.105               --
                                                       2004      1.000          1.083               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.463          1.644               --
                                                       2006      1.237          1.463               --
                                                       2005      1.154          1.237               --
                                                       2004      1.000          1.154               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.235          1.181               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.156          1.152           45,241

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.269          1.207               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.218          1.272               --
                                                       2006      1.061          1.218               --
                                                       2005      1.026          1.061               --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.152          1.180               --
                                                       2006      1.054          1.152               --
                                                       2005      1.052          1.054               --
                                                       2004      1.000          1.052               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.209          1.247               --
                                                       2006      1.122          1.209               --
                                                       2005      1.051          1.122               --
                                                       2004      1.000          1.051               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.205          1.248               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.685          1.757               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.000          1.113               --
                                                       2006      1.000          1.000               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.014          1.037               --
                                                       2006      0.999          1.014               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.972               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.044          1.080               --
                                                       2006      0.996          1.044               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.994          0.999               --
                                                       2005      0.992          0.994               --
                                                       2004      1.000          0.992               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.067          1.111               --
                                                       2005      1.045          1.067               --
                                                       2004      1.000          1.045               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.296          1.405               --
                                                       2005      1.167          1.296               --
                                                       2004      1.000          1.167               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.025          1.054               --
                                                       2006      1.021          1.025               --
                                                       2005      1.031          1.021               --
                                                       2004      1.000          1.031               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.975          1.086               --
                                                       2005      0.990          0.975               --
                                                       2004      1.000          0.990               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.034          1.088               --
                                                       2005      1.024          1.034               --
                                                       2004      1.000          1.024               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.245          1.289               --
                                                       2006      1.092          1.245               --
                                                       2005      0.990          1.092               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.285          3.168               --
                                                       2006      1.732          2.285               --
                                                       2005      1.293          1.732               --
                                                       2004      1.000          1.293               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.371          1.342               --
                                                       2006      1.153          1.371               --
                                                       2005      1.123          1.153               --
                                                       2004      1.000          1.123               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.156          1.261               --
                                                       2006      0.996          1.156               --
                                                       2005      1.000          0.996               --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.234          1.551               --
                                                       2005      1.175          1.234               --
                                                       2004      1.000          1.175               --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.271          1.296               --
                                                       2006      1.122          1.271               --
                                                       2005      1.088          1.122               --
                                                       2004      1.000          1.088               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.133          1.126            2,435
                                                       2006      1.039          1.133              605
                                                       2005      1.010          1.039               --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.130          1.161               --
                                                       2006      1.072          1.130               --
                                                       2005      1.083          1.072               --
                                                       2004      1.000          1.083               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.203          1.232               --
                                                       2006      1.080          1.203               --
                                                       2005      1.055          1.080               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.168          1.202          859,802
                                                       2006      1.065          1.168          116,451
                                                       2005      1.033          1.065               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.124          1.157           21,062
                                                       2006      1.044          1.124            5,477
                                                       2005      1.000          1.044               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.151          1.203               --
                                                       2006      1.084          1.151               --
                                                       2005      1.079          1.084               --
                                                       2004      1.000          1.079               --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.563          1.723               --
                                                       2006      1.310          1.563               --
                                                       2005      1.168          1.310               --
                                                       2004      1.000          1.168               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.70% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.307          1.340               --
                                                       2006      1.196          1.307               --
                                                       2005      1.142          1.196               --
                                                       2004      1.000          1.142               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.126          1.184               --
                                                       2006      1.125          1.126               --
                                                       2005      1.068          1.125               --
                                                       2004      1.000          1.068               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      1.940          1.527               --
                                                       2006      1.460          1.940               --
                                                       2005      1.306          1.460               --
                                                       2004      1.000          1.306               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.078          1.262               --
                                                       2006      1.027          1.078               --
                                                       2005      1.009          1.027               --
                                                       2004      1.000          1.009               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.384          1.250               --
                                                       2006      1.246          1.384               --
                                                       2005      1.152          1.246               --
                                                       2004      1.000          1.152               --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.094          1.157               --
                                                       2005      1.106          1.094               --
                                                       2004      1.000          1.106               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.131          1.169               --
                                                       2006      1.094          1.131               --
                                                       2005      1.096          1.094               --
                                                       2004      1.000          1.096               --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.237          1.226               --
                                                       2006      1.105          1.237               --
                                                       2005      1.084          1.105               --
                                                       2004      1.000          1.084               --

            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      1.147          1.218               --
                                                       2006      1.112          1.147               --
                                                       2005      1.052          1.112               --
                                                       2004      1.000          1.052               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.198          1.273               --
                                                       2006      1.109          1.198               --
                                                       2005      1.063          1.109               --
                                                       2004      1.000          1.063               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.227          1.162               --
                                                       2006      1.077          1.227               --
                                                       2005      1.070          1.077               --
                                                       2004      1.000          1.070               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      1.167          1.263            1,686
                                                       2006      1.104          1.167            1,686
                                                       2005      1.083          1.104            1,686
                                                       2004      1.000          1.083               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.461          1.641               --
                                                       2006      1.236          1.461               --
                                                       2005      1.154          1.236               --
                                                       2004      1.000          1.154               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.234          1.179               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.155          1.150               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.268          1.205            1,705

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.217          1.271               --
                                                       2006      1.061          1.217            1,716
                                                       2005      1.025          1.061            1,716

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.150          1.178               --
                                                       2006      1.053          1.150               --
                                                       2005      1.051          1.053               --
                                                       2004      1.000          1.051               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.208          1.245               --
                                                       2006      1.121          1.208               --
                                                       2005      1.050          1.121               --
                                                       2004      1.000          1.050               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.203          1.246               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.683          1.754               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      1.000          1.112               --
                                                       2006      1.000          1.000               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.013          1.035            5,333
                                                       2006      0.998          1.013            5,333

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.972               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.044          1.079               --
                                                       2006      0.996          1.044               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      0.993          0.998               --
                                                       2005      0.992          0.993            5,333
                                                       2004      1.000          0.992               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.066          1.110               --
                                                       2005      1.045          1.066               --
                                                       2004      1.000          1.045               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.295          1.404               --
                                                       2005      1.166          1.295               --
                                                       2004      1.000          1.166               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.024          1.052               --
                                                       2006      1.020          1.024            8,535
                                                       2005      1.030          1.020            8,535
                                                       2004      1.000          1.030               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      0.975          1.084               --
                                                       2005      0.990          0.975               --
                                                       2004      1.000          0.990               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.033          1.087               --
                                                       2005      1.024          1.033               --
                                                       2004      1.000          1.024               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.090            8,323

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.244          1.288            1,708
                                                       2006      1.092          1.244            1,708
                                                       2005      0.990          1.092            1,708

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      2.282          3.162            1,311
                                                       2006      1.731          2.282            1,311
                                                       2005      1.293          1.731            1,311
                                                       2004      1.000          1.293               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.370          1.339               --
                                                       2006      1.153          1.370               --
                                                       2005      1.123          1.153               --
                                                       2004      1.000          1.123               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.156          1.259               --
                                                       2006      0.996          1.156               --
                                                       2005      1.000          0.996               --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.233          1.549               --
                                                       2005      1.175          1.233               --
                                                       2004      1.000          1.175               --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.270          1.294               --
                                                       2006      1.121          1.270               --
                                                       2005      1.088          1.121               --
                                                       2004      1.000          1.088               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.132          1.124            8,716
                                                       2006      1.039          1.132            8,716
                                                       2005      1.010          1.039            8,716

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.128          1.159               --
                                                       2006      1.071          1.128               --
                                                       2005      1.083          1.071               --
                                                       2004      1.000          1.083               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.203          1.230               --
                                                       2006      1.080          1.203               --
                                                       2005      1.055          1.080               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.167          1.200           42,201
                                                       2006      1.065          1.167           42,258
                                                       2005      1.033          1.065           35,696

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.124          1.155           29,194
                                                       2006      1.044          1.124           29,135
                                                       2005      1.000          1.044           24,183

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.149          1.201               --
                                                       2006      1.083          1.149               --
                                                       2005      1.079          1.083               --
                                                       2004      1.000          1.079               --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.561          1.720            1,584
                                                       2006      1.309          1.561            1,584
                                                       2005      1.168          1.309            1,584
                                                       2004      1.000          1.168               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.306          1.338            1,489
                                                       2006      1.195          1.306            1,489
                                                       2005      1.141          1.195            1,489
                                                       2004      1.000          1.141               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      1.124          1.182            1,664
                                                       2006      1.124          1.124            1,664
                                                       2005      1.068          1.124            1,664
                                                       2004      1.000          1.068               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      1.937          1.525               --
                                                       2006      1.459          1.937               --
                                                       2005      1.305          1.459               --
                                                       2004      1.000          1.305               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.077          1.260               --
                                                       2006      1.026          1.077               --
                                                       2005      1.008          1.026               --
                                                       2004      1.000          1.008               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.75% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.382          1.248               --
                                                       2006      1.245          1.382               --
                                                       2005      1.151          1.245               --
                                                       2004      1.000          1.151               --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.093          1.156               --
                                                       2005      1.106          1.093               --
                                                       2004      1.000          1.106               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.130          1.167            8,066
                                                       2006      1.093          1.130            8,066
                                                       2005      1.096          1.093            8,066
                                                       2004      1.000          1.096               --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.236          1.224               --
                                                       2006      1.104          1.236               --
                                                       2005      1.084          1.104               --
                                                       2004      1.000          1.084               --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.85%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      0.986          1.046               --
                                                       2006      1.000          0.986               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.036          1.100               --
                                                       2006      1.000          1.036               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.107          1.047               --
                                                       2006      1.000          1.107               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.994          1.075               --
                                                       2006      1.000          0.994               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.134          1.272               --
                                                       2006      1.000          1.134               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.046          0.999               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.085          1.080               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.135          1.078               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.102          1.150               --
                                                       2006      1.000          1.102               --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.068          1.093               --
                                                       2006      1.000          1.068               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.024          1.056               --
                                                       2006      1.000          1.024               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.033          1.069               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.264          1.316               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      0.999          1.110               --
                                                       2006      1.000          0.999               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.018          1.039               --
                                                       2006      1.004          1.018               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.971               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.043          1.077               --
                                                       2006      0.996          1.043               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      1.000          1.004               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.005               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.033               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.005          1.032               --
                                                       2006      1.000          1.005               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      1.000          1.084               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          1.030               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.089               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.100          1.138               --
                                                       2006      1.000          1.100               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      1.181          1.635               --
                                                       2006      1.000          1.181               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.151          1.124               --
                                                       2006      1.000          1.151               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.107          1.205               --
                                                       2006      1.000          1.107               --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.000          1.190               --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.100          1.120               --
                                                       2006      1.000          1.100               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.074          1.066               --
                                                       2006      1.000          1.074               --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.044          1.071               --
                                                       2006      1.000          1.044               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.070          1.094               --
                                                       2006      1.000          1.070               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.060          1.090          213,634
                                                       2006      1.000          1.060          206,206

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.049          1.077            9,552
                                                       2006      1.000          1.049            9,563

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.054          1.101               --
                                                       2006      1.000          1.054               --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.122          1.235               --
                                                       2006      1.000          1.122               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.064          1.089               --
                                                       2006      1.000          1.064               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      0.983          1.032               --
                                                       2006      1.000          0.983               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.85% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      1.245          0.979               --
                                                       2006      1.000          1.245               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.004          1.174               --
                                                       2006      1.000          1.004               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.035          0.934               --
                                                       2006      1.000          1.035               --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          0.986               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.028          1.061               --
                                                       2006      1.000          1.028               --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.081          1.070               --
                                                       2006      1.000          1.081               --




            PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT CHARGES 2.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (11/03)........................................  2007      0.985          1.046               --
                                                       2006      1.000          0.985               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (11/03)............................................  2007      1.036          1.099               --
                                                       2006      1.000          1.036               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (11/03).......................  2007      1.107          1.046               --
                                                       2006      1.000          1.107               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (11/99).......................  2007      0.994          1.074               --
                                                       2006      1.000          0.994               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (11/99)..................................  2007      1.133          1.271               --
                                                       2006      1.000          1.133               --

Legg Mason Partners Variable Equity Trust
  LMPVET Aggressive Growth Subaccount (Class II)
  (4/07).............................................  2007      1.046          0.998               --

  LMPVET Capital and Income Subaccount (Class II)
  (4/07).............................................  2007      1.084          1.079               --

  LMPVET Fundamental Value Subaccount (Class I)
  (4/07).............................................  2007      1.134          1.077               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (6/05)........  2007      1.102          1.150               --
                                                       2006      1.000          1.102               --

  LMPVPI Total Return Subaccount (Class II) (12/03)..  2007      1.067          1.093               --
                                                       2006      1.000          1.067               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (12/03)............................................  2007      1.024          1.055               --
                                                       2006      1.000          1.024               --

Met Investors Series Trust
  MIST Met/AIM Capital Appreciation Subaccount (Class
  E) (4/07) *........................................  2007      1.033          1.068               --

  MIST MFS(R) Research International Subaccount
  (Class B) (4/07)...................................  2007      1.263          1.315               --

  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (1/70)...................................  2007      0.999          1.109               --
                                                       2006      1.000          0.999               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (1/70).............................................  2007      1.017          1.038               --
                                                       2006      1.004          1.017               --

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/07).............................................  2007      0.996          0.971               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (1/70).............................................  2007      1.043          1.077               --
                                                       2006      0.996          1.043               --

Money Market Portfolio
  Money Market Subaccount (5/02).....................  2006      1.000          1.004               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.005               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (11/03)...........................  2006      1.000          1.033               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.005          1.031               --
                                                       2006      1.000          1.005               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (1/70).............................................  2006      1.000          1.084               --

  Pioneer Balanced VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          1.030               --

  Pioneer Bond VCT Subaccount (Class II) (4/07)......  2007      1.000          1.089               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05).............................................  2007      1.100          1.137               --
                                                       2006      1.000          1.100               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (11/03)............................................  2007      1.180          1.633               --
                                                       2006      1.000          1.180               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.150          1.123               --
                                                       2006      1.000          1.150               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (1/70).........................................  2007      1.106          1.204               --
                                                       2006      1.000          1.106               --

  Pioneer Europe VCT Subaccount (Class II) (11/03)...  2006      1.000          1.190               --

  Pioneer Fund VCT Subaccount (Class II) (12/03).....  2007      1.099          1.119               --
                                                       2006      1.000          1.099               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (6/05).............................................  2007      1.073          1.065               --
                                                       2006      1.000          1.073               --

  Pioneer High Yield VCT Subaccount (Class II)
  (12/03)............................................  2007      1.043          1.070               --
                                                       2006      1.000          1.043               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (8/05).......................  2007      1.070          1.093               --
                                                       2006      1.000          1.070               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (8/05)..................................  2007      1.060          1.089          119,036
                                                       2006      1.000          1.060          119,036

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (6/05)..................................  2007      1.049          1.076               --
                                                       2006      1.000          1.049               --

  Pioneer Independence VCT Subaccount (Class II)
  (11/03)............................................  2007      1.054          1.100               --
                                                       2006      1.000          1.054               --

  Pioneer International Value VCT Subaccount (Class
  II) (11/03)........................................  2007      1.121          1.234               --
                                                       2006      1.000          1.121               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.064          1.088               --
                                                       2006      1.000          1.064               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2007      0.982          1.031               --
                                                       2006      1.000          0.982               --

                                PIONEER ANNUISTAR FLEX -- SEPARATE ACCOUNT
                                         CHARGES 2.90% (CONTINUED)



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (11/03)........................................  2007      1.245          0.978               --
                                                       2006      1.000          1.245               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (5/04)..................................  2007      1.003          1.173               --
                                                       2006      1.000          1.003               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (11/03)............................................  2007      1.035          0.933               --
                                                       2006      1.000          1.035               --

  Pioneer Small Company VCT Subaccount (Class II)
  (11/03)............................................  2006      1.000          0.986               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (11/03)............................................  2007      1.028          1.060               --
                                                       2006      1.000          1.028               --

  Pioneer Value VCT Subaccount (Class II) (11/03)....  2007      1.080          1.069               --
                                                       2006      1.000          1.080               --




* We are currently waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2007.

Number of Units Outstanding at the end of the year may include units for Contracts in payout phase.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2007 are displayed below. Please see Appendix C for more information on Variable Funding Option mergers, substitutions and other changes.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, AIM Variable Insurance Funds-AIM V.I. Capital Appreciation Fund was replaced by Met Investors Series Trust-Met/AIM Capital Appreciation Portfolio Class E and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable All Cap Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Fundamental Value Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios I, Inc.-Legg Mason Partners Variable Total Return Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Capital and Income Portfolio and is no longer available as a funding option.

Effective on or about 04/30/2007, Legg Mason Partners Variable Portfolios II, Inc.-Legg Mason Partners Variable Aggressive Growth Portfolio merged into Legg Mason Partners Variable Equity Trust-Legg Mason Partners Variable Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Value VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Fund VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer America Income VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Bond VCT Portfolio and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust-Pioneer Equity Opportunity VCT Portfolio liquidated its assets and is no longer available as a funding option.

Effective on or about 11/12/2007, Pioneer Variable Contracts Trust -- Pioneer Small and Mid Cap Growth VCT Portfolio liquidated its assets and is no longer available as a funding option.

[FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT TO BE ADDED BY
AMENDMENT.]

                                    VINTAGE 3

                              PORTFOLIO ARCHITECT 3

                              PORTFOLIO ARCHITECT L

                                    VINTAGE L

                             PIONEER ANNUISTAR FLEX

                       STATEMENT OF ADDITIONAL INFORMATION

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415

MLAC-Book-04-08-81-82-83                                        October 13, 2008

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include: (to be filed by amendment)

     (1)  Statement of Assets and Liabilities as of December 31, 2007

     (2)  Statement of Operations for the year ended December 31, 2007

     (3) Statement of Changes in Net Assets for the years ended December 31, 2007 and 2006

     (4)  Notes to Financial Statements

The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include: (to be filed by amendment)

     (1)  Consolidated Balance Sheets as of December 31, 2007 and 2006

     (2) Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2007, 2006 and 2005

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2007, 2006 and 2005

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

b)   Exhibits

  EXHIBIT
  NUMBER     DESCRIPTION
  -------    -----------
1(a).        Resolution of The Travelers Insurance Company Board of Directors
             authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to Travelers Fund ABD for Variable
             Annuities' Registration Statement on Form N-4 EL, File Nos. 033-
             65343/07465, filed December 22, 1995.)

1(b).        Resolution of Board of Directors of MetLife Insurance Company of
             Connecticut (including Agreement and Plan of Merger) (Incorporated herein by reference to Exhibit 1(b). to MetLife of CT Separate
             Account Ten for Variable Annuities' Registration Statement on Form N-
             4, 333- 147905/811-09413, filed on December 7, 2007.)

1(c).        Resolution of The MetLife Insurance Company of Connecticut Board of
             Directors, dated March 24, 2008, authorizing the combining of MetLife of CT Separate Account Ten for Variable Annuities into MetLife of CT
             Separate Account Eleven for Variable Annuities. (to be filed by amendment.)

2.           Not Applicable.

3(a).        Distribution and Principal Underwriting Agreement among the
             Registrant, MetLife Insurance Company of Connecticut and MetLife
             Investors Distribution Company.  (to be filed by amendment.)

3(b).        Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC).
             (Incorporated herein by reference to Exhibit 3(c) to Post-Effective
             Amendment No. 16 to MetLife of CT Fund ABD II for Variable Annuities to the Registration Statement on Form N-4, File No. 033-65339/811-
             07463, filed April 6, 2007.)

3(c). Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to Exhibit 3(d) to Post-Effective Amendment No. 16 to
             MetLife of CT Fund ABD II for Variable Annuities to the Registration
             Statement on Form N-4, File No. 033-65339/811-07463, filed April 6,
             2007.)

3(d).        Services Agreement between MetLife Investors Distribution Company and
             MetLife Insurance Company of Connecticut. (Incorporated herein by reference to Exhibit 3(e) to Post-Effective Amendment No. 15 to
             MetLife of CT Fund BD for Variable Annuities' Registration Statement on Form N-4, File Nos. 033-73466/811-08242, filed April 7, 2008.)

4(a).        Variable Annuity Contract. (Incorporated herein by reference to
             Exhibit 4 to the Registration Statement on Form N-4, File No. 333-
             82013, filed on September 29, 1999.).


  EXHIBIT
  NUMBER     DESCRIPTION
  -------    -----------
4(b).        Variable Annuity Contract. Incorporated herein by reference to
             Exhibit 4(b) to Post-Effective Amendment No. 3 to the Registration
             Statement on Form N-4, File No. 333-65922, filed June 11, 2003.)

4(c)-4(m).   RIDERS. (Incorporated herein by reference to Exhibit 4(c) through
             4(m) to Post-Effective Amendment No. 3 to the Registration Statement
             on Form N-4, File No. 333-65926, filed June 11, 2003.)

4(n). Form of Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the
             Registration Statement on Form N-4, file No. 333-101778, filed
             November 19, 2004.)

4(o). Form of Guaranteed Minimum Withdrawal Rider for Life. (Incorporated herein by reference to Exhibit 4(o) to Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 333-65922, filed on December 23, 2005.)

4(p).        Company Name Change Endorsement The Travelers Life and Annuity
             Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 4(c) to Post-Effective Amendment No. 14 to The Travelers Fund
             ABD II for Variable Annuities Registration Statement on Form N-4,
             File No. 033-65339, filed on April 7, 2006.)

4(q). Merger Endorsement (6-E48-07) (December 7, 2007) (Incorporated herein by reference to Exhibit 4(q). to MetLife of CT Separate Account Ten for Variable Annuities' Registration Statement on Form N-4, 333-
             147905/811-09413, filed on December 7, 2007.)

5(a). Form of Application. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 5 to the Registration Statement on
             Form N-4, File No. 333-82009, filed on June 9, 2003.)

5(b). Form of Variable Annuity Application. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 14 to The
             Travelers Fund ABD for Variable Annuities to the Registration
             Statement on Form N-4, File No. 033-65343, filed April 6, 2006.)

6(a).        Charter of The Travelers Life and Annuity Company, as amended on
             October 19, 1994. (Incorporated herein by reference to Exhibit 3 (a)
             (i) to the Registration Statement on Form S-2, File No. 033-58677, filed April 18, 1995.)

6(b).        By-Laws of The Travelers Insurance Company, as amended on October 20,
             1994. (Incorporated herein by reference to Exhibit 3 (b) (i) to the Registration Statement on Form S-2, File No. 033-58677, filed April
             18, 1995.)

6(c). Certificate of Amendment of the Charter as Amended and Restated of The Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No.
             14 to The Travelers Fund ABD for Variable Annuities Registration
             Statement on Form N-4, File No. 033-65343, filed April 6, 2006.)

6(d).        Certificate of Correction, dated April 4 2007, to the Certificate of
             Amendment to the Charter of MetLife Insurance Company of Connecticut, dated February 10, 2006. (Incorporated herein by reference to Exhibit
             6(d) to Post-Effective No. 11 to MetLife of CT Separate Account Nine for Variable Annuities' Registration Statement on Form N-4, File Nos.
             333-65926/811-09411, filed on October 31, 2007.)

7.           Specimen Reinsurance Agreement. (Incorporated herein by reference to
             Exhibit 7 to Post-Effective Amendment No. 2 the Registration
             Statement on Form N-4, File No. 333-65942, filed  April 15, 2003.)

8(a). Form of Participation Agreement. (Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 8 to the Registration
             Statement on Form N-4, File No. 333-101778, filed April 21, 2005).

8(b).        Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
             Advisers, LLC, MetLife Investors Distribution Company and MetLife
             Insurance Company of Connecticut (effective August 31, 2007).
             (Incorporated herein by reference to Exhibit 6(d) to Post-Effective
             No. 11 to MetLife of CT Separate Account Nine for Variable Annuities'
             Registration Statement on Form N-4, File Nos. 333-65926/811-09411, filed on October 31, 2007.)

8(c).        Participation Agreement Among Met Investors Series Trust, Met
             Investors Advisory, LLC, MetLife Investors Distribution Company, The
             Travelers Insurance Company and The Travelers Life and Annuity
             Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
             Travelers Fund ABD for Variable Annuities Registration Statement on
             Form N-4, File No. 033-65343, filed April 6, 2006.)

9.           Opinion of Counsel as to the legality of securities being registered.
             (to be filed by amendment.)

10.          Consent of Deloitte & Touche LLP, Independent Registered Public
             Accounting Firm. (to be filed by amendment. )

11.          Not applicable.


  EXHIBIT
  NUMBER     DESCRIPTION
  -------    -----------
12.          Not applicable.

13.          Powers of Attorney authorizing Michele H. Abate, John E. Connolly,
             Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, Paul G.
             Cellupica and Marie C. Swift to act as signatory for Michael K.
             Farrell, William J. Mullaney, Lisa M. Weber, Stanley J. Talbi, and
             Joseph J. Prochaska, Jr. (Filed Herewith.)


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

MetLife Insurance Company of Connecticut
One Cityplace
Hartford, CT 06103-3415

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
185 Asylum Street
Hartford, CT 06103


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
3717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg         Vice President and Actuary
185 Asylum Street
Hartford, CT 06103

Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

Deidre E. Curran             Vice President
300 Davidson Ave.
Somerset, NJ 08873

James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill            Vice President
8717 W. 110 th Street
Suite 700
Overland Park, KS 62210

Mark S. Reilly               Vice President
185 Asylum Street
Hartford, CT 06103

Mark J. Remington            Vice President
185 Asylum Street
Hartford, CT 06103

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                                AS OF MARCH 31, 2008

The following is a list of subsidiaries of MetLife, Inc. updated as of March
31, 2008. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    MetLife Reinsurance Company of Vermont (VT)

      6.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     7.     Plaza Drive Properties, LLC (DE)

     8.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.


I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.


J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)


K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99913% is owned by MetLife International Holdings, Inc. and 0.00087% is owned by Natiloporterm Holdings, Inc.


      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.


      6. MetLife Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.


      7. MetLife Insurance Company of Korea Limited (South Korea)- 16.49% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 83.51% is owned by Metlife International Holdings, Inc.


      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      17. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      18. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      19. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.


      20.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      20.   Bond Trust Account A (MA)

      21.   MetLife Investments Asia Limited (Hong Kong).

      22. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      23. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      24.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

      25.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Reinsurance Partners, Inc. (MO)

                              (iii) Parkway Reinsuarnce Company (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Atlantic Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (e)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (f)   RGA Life Reinsurance Company of Canada (Canada)

                        (g)   RGA International Corporation (Nova Scotia/Canada)

                        (h)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America, Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (i)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (j)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (k) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (l)   RGA Technology Partners, Inc. (MO)

                        (m)   RGA International Reinsurance Company (Ireland)

                        (n)   RGA Capital Trust I (DE)


                        (o)   RGA Global Reinsurance Company, Ltd. (Bermuda)


      26.   Corporate Real Estate Holdings, LLC (DE)

      27. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      28.   MetLife Tower Resources Group, Inc. (DE)

      29.   Headland - Pacific Palisades, LLC (CA)

      30. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      31.   Krisman, Inc. (MO)

      32.   Special Multi-Asset Receivables Trust (DE)

      33.   White Oak Royalty Company (OK)

      34.   500 Grant Street GP LLC (DE)

      35. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      36.   MetLife Canada/MetVie Canada (Canada)

      37.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      38.   Euro CL Investments LLC (DE)

      39.   MEX DF Properties, LLC (DE)

      40. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      41.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      42.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      43.   MLIC Asset Holdings, LLC (DE)


V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X.    MetLife Capital Trust IV (DE)


Y. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut.


      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    MetLife Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers International Investments Ltd. (Cayman Islands)

      17.   Euro TL Investments LLC (DE)

      18.   Corrigan TLP LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      21.   Tribeca Distressed Securities, L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

Z.    MetLife Reinsurance Company of South Carolina (SC)

AA.   MetLife Investment Advisors Company, LLC (DE)

BB.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

CC.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)


DD.   Safeguard Health Enterprises, Inc. (DE)

      1.   Safeguard Dental Services, Inc. (DE)

      2.   Safeguard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   Safeguard Health Plans, Inc. (FL)

      5.   Safeguard Health Plans, Inc. (NV)

      6.   Safeguard Health Plans, Inc. (TX)

EE.   MetLife Capital Trust X (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS

As of April 30, 2008, there were 1,138 qualified contracts and 1,321 non-qualified contracts of Vintage 3; there were 241 qualified contracts and 274 non-qualified contracts of Portfolio Architect 3; there were 195 qualified contracts and 338 non-qualified contracts of Portfolio Architect L; there were 950 qualified contracts and 922 non-qualified contracts of Vintage L; and there were 186 qualified contracts and 186 non-qualified contracts of Pioneer Annuistar Flex offered by the Registrant.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in

MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

     MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT  Separate Account QPN for Variable Annuities

MetLife of CT  Fund UL for Variable Life Insurance,

MetLife of CT  Fund UL III for Variable Life Insurance

Metropolitan Life Variable Annuity Separate Account I

Metropolitan Life Variable Annuity Separate Account II

Met Investors Series Trust

MetLife Investors Variable Annuity Account One

MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One

MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven

General American Separate Account Twenty-Eight

General American Separate Account Twenty-Nine

General American Separate Account Two

Security Equity Separate Account Twenty-Six

Security Equity Separate Account Twenty-Seven

Metropolitan Life Separate Account E

Metropolitan Life Separate Account UL

Metropolitan Tower Life Separate Account One

Metropolitan Tower Life Separate Account Two

Paragon Separate Account A

Paragon Separate Account B

Paragon Separate Account C

Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

John C. Kennedy              Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016

(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                   (2)
                                                   NET
                    (1)                        UNDERWRITING         (3)              (4)              (5)
             NAME OF PRINCIPAL                DISCOUNTS AND   COMPENSATION ON     BROKERAGE          OTHER
                UNDERWRITER                    COMMISSIONS       REDEMPTION      COMMISSIONS      COMPENSATION
             -----------------               ---------------  ---------------  ---------------  ---------------
MetLife Investors..........................    $128,299,602          $0               $0               $0
Distribution Company



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

METLIFE INSURANCE COMPANY OF CONNECTICUT
ONE CITYPLACE
HARTFORD, CONNECTICUT 06103-3415

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 9th day of July 2008.

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)

                                        By:      /s/ MICHAEL K. FARRELL
                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 9th day of July 2008.



          /s/ *MICHAEL K. FARRELL                   President and Director
-----------------------------------------------
              (Michael K. Farrell)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

       /s/ *JOSEPH J. PROCHASKA, JR.                Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
           (Joseph J. Prochaska, Jr.)

          /s/ *WILLIAM J. MULLANEY                  Director
-----------------------------------------------
             (William J. Mullaney)

             /s/ *LISA M. WEBER                     Director
-----------------------------------------------
                (Lisa M. Weber)



                                        By:       /s/ MICHELE H. ABATE
                                            ------------------------------------
                                             Michele H. Abate, Attorney-in-Fact

* MetLife Insurance Company of Connecticut. Executed by Michele H. Abate on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

13    Powers of Attorney